Form 20-F
Lilium N.V.
filed 2021-09-20
CIK 1855756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 14, 2021

Commission File Number: 001-40736

Lilium N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	The Netherlands (Jurisdiction of incorporation or organization)

Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany
(Address of principal executive offices)

Daniel Wiegand
c/o Lilium N.V.
Claude-Dornier Straße 1
Bldg. 335, 82234
Wessling, Germany
Telephone: +49 160 9704 6857
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, nominal value €0.12 per share	LILM	Nasdaq Global Select Market
Warrants to purchase Class A ordinary shares	LILMW	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 259,696,994 Class A ordinary shares and 12,650,000 warrants to purchase Class A ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis for accounting the registrant has used to prepare the financing statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board. ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17     ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐.

LILIUM N.V.

FORM 20-F

Explanatory Note

On September 14, 2021 (the “Closing Date”), Lilium N.V. (“Lilium” or the “Company”) closed the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of March 30, 2021, as amended by an amendment agreement dated July 14, 2021 (the “Business Combination Agreement”), by and among Qell Acquisition Corp., a Cayman Islands exempted company (“Qell”), Lilium GmbH, a German limited liability company, Lilium B.V., a Dutch private liability company (besloten vennootschap met beperkte aansprakelijkheid) (which was converted into a Dutch public limited liability company (naamloze vennootschap), Lilium N.V., prior to the closing of the Business Combination) (“Lilium”), and Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly-owned subsidiary of Lilium (“Merger Sub”).

On the Closing Date, (i) Qell converted the class A ordinary shares of Qell (the “Qell Class A Ordinary Shares”) into a claim for corresponding equity in Merger Sub, with such claim then contributed to Lilium N.V. in exchange for one ordinary share A of Lilium, nominal value €0.12 per share (“Class A Share”), (ii) the shareholders of Lilium GmbH exchanged their shares of Lilium GmbH for shares in the capital of Lilium, with all Lilium GmbH shareholders, but Daniel Wiegand, receiving Class A Shares in the share capital of Lilium, and Daniel Wiegand receiving ordinary shares B of Lilium, nominal value €0.36 per share (“Class B Shares,” and together with the Class A Shares, “Ordinary Shares”), and (iii) each outstanding warrant to purchase a Qell Class A Ordinary Share was converted into a warrant to purchase one Class A Share.

On March 30, 2021, concurrently with the execution of the Business Combination Agreement, Qell and Lilium entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Lilium agreed to issue and sell to such PIPE Investors, an aggregate of 45,000,000 Class A Shares (the “PIPE Shares”) at a price of $10.00 per share, for gross proceeds of $450,000,000 (the “PIPE Financing”) on the Closing Date. The PIPE Financing closed concurrently with the Business Combination.

Prior to the Business Combination, Qell did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Business Combination, Qell merged with and into Merger Sub, with Merger Sub as the surviving company. Lilium then caused Merger Sub to wind up under the Cayman LLC Act and to distribute all of its tangible and intangible assets (including all cash) and transfer any and all of its liabilities to Lilium (the “Liquidation Distribution and Assumption”).

Class A Shares and warrants to purchase one Class A Share at a price of $11.50, subject to adjustment (“Public Warrants”), began trading on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “LILM” and “LILMW”, respectively, on September 15, 2021. Unless otherwise indicated, “Lilium”, “the Company”, “we”, “us” and “our” refer to Lilium N.V. after conversion into a Dutch public limited liability company and Lilium B.V. prior to the conversion into a Dutch public liability company. References to “€” are to the common currency of the European Monetary Union and references to “U.S. dollars”, “$” or “cents” are to the lawful currency of the United States.

CAUTIONARY Note Regarding Forward-Looking Statements

This Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements that involve significant risks and uncertainties. Statements contained in this Report, other than statements of historical fact, including statements about Lilium’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts are forward-looking statements. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Report include, but are not limited to, statements regarding Lilium’s operations, cash flows, financial position and dividend policy.

Forward-looking statements are subject to risks and uncertainties. The risks and uncertainties include, but are not limited to:

•	Business disruptions arising from the COVID-19 pandemic;

•	Any disruption from the Business Combination to our current business plans and operations or potential difficulties in Lilium employee retention as a result of the Business Combination;

•	We may not realize the anticipated benefits of the transactions contemplated by the Business Combination which may be affected by, among other things, competition and our ability to grow and manage growth following the Business Combination;

•	The market price of our securities may be volatile due to a variety of factors, such as changes in the competitive environment in which we operate, the regulatory framework of the industry in which we operate, developments in our business and operations, and any future changes in our capital structure;

•	Our ability to maintain the listing of our securities on the Nasdaq;

•	Our ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities;

•	General economic downturns or general systematic changes to the industry in which we operate, including a negative safety incident involving one of our competitors that results in decreased demand for our jets or services;

•	That we and our current and future business partners will be unable to successfully develop and commercialize our business, or experience significant delays in doing so;

•	We may never achieve or sustain profitability;

•	We will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all;

•	We may experience difficulties in managing our growth, moving between development phases or expanding our operations;

•	Third-party suppliers, component manufacturers or service provider partners not being able to fully and timely meet their obligations or deliver the high-level customer service that Lilium or our customers expect or will expect;

•	Lilium’s jets and any other products Lilium may introduce from time to time not performing as expected, delays in producing Lilium’s jets, including the Lilium 7-Seat electric vertical take-off and landing (“eVTOL”) aircraft (the “Lilium Jet”), or delays in seeking full certification of all aspects of the Lilium Jet or any other Lilium products, causing overall delays in the anticipated time frame for our commercialization and launch;

•	The technology necessary to successfully operate our business, as contemplated in the business models and financial forecasts, is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to us based on our current expectations and expected needs;

•	Any identified material weaknesses in our internal control over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting;

•	Product liability lawsuits, civil or damages claims or regulatory proceedings relating to Lilium’s jets, technology, intellectual property or services;

•	Our inability to secure or protect our intellectual property; and

•	Negative publicity about us, our employees, directors, management, shareholders, affiliated parties or founders.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described under the section titled “Risk Factors” in this Report. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Report.

In addition, statements that “Lilium believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date such statements are made. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Lilium nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by Lilium or persons acting on our behalf. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this Report as described in “Item 3.D.—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Report. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no obligation to update any forward-looking statements publicly, whether as a result of new information, future events or otherwise.

Part I

ITEM 1.	Identity of Directors, Senior Management And Advisers

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in Item 6.A, “Directors and Senior Management” below, and in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of Lilium, filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021 (File No. 333-255800), under the section titled “Management of Holdco After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

B. Advisers

Orrick, Herrington & Sutcliffe LLP, 51 West 52nd Street, New York, NY 10166 and Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02116 have acted as U.S. securities counsel for the Company and Orrick, Herrington & Sutcliffe LLP will continue to act as U.S. securities counsel to the Company following the closing of the Business Combination.

Van Doorne N.V., Jachthavenweg 121, 1081KM Amsterdam, 1070 AG Amsterdam, The Netherlands has acted as counsel for the Company with respect to Dutch law and will continue to act as counsel for the Company with respect to Dutch law following the closing of the Business Combination.

C. Auditors

For the years ended December 31, 2020 and 2019, PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Straße 8, 80636 Munich, Germany, has acted as independent registered public accounting firm for the Company and its predecessor.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The table below sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2020, after giving effect to the Business Combination and the PIPE Financing.

As of December 31, 2020	(€) in thousands
Cash and cash equivalents	€516,975
Equity:
Subscribed capital	€40,093
Share premium	771,807
Other capital reserves	110,055
Accumulated deficit	(449,438)
Accumulated other comprehensive loss	(119)
Total equity	472,398
Debt:
Convertible loans	99,235
Total debt	99,235
Total capitalization	€571,633

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of Lilium are described in the Proxy Statement/Prospectus under the section titled “Risk Factors.” The risk factors set forth in sections “Risks Related to Lilium’s Operations, Technology and Financial Condition,” “Risks Related to Lilium’s Intellectual Property,” “Risks Related to the Regulatory Environment in which Lilium Operates,” “Risks Associated with Holdco Being a U.S. Public Company,” “Risks Related to Taxes” and “Risks Related to Holdco Being a Newly Incorporated Dutch Company,” and under the headings
Risks for any holders of Qell Public Warrants following the Business Combination” and “The future exercise of registration rights may adversely affect the market price of Holdco’s ordinary shares” are incorporated herein by reference.

ITEM 4.	Information on the Company

A. History and Development of the Company

The legal name of the Company is Lilium N.V. The Company was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on March 11, 2021. As part of the Business Combination, the Company changed its legal form to a public limited liability company (naamloze vennootschap). The address of the registered office of the Company is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling Germany, and the telephone number of the Company is +49 160 9704 6857.

See “Explanatory Note” in this Report for additional information regarding Lilium and the Business Combination. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Holdco before the Business Combination” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination,” which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to the six months ended June 30, 2021. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.lilium.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through, Lilium GmbH, a next-generation transportation company focused on developing an eVTOL aircraft for use in a new type of high-speed air transport system for people and goods.

Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “Business of Lilium and Certain Information about Lilium” and “Lilium’ Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Business Combination, Lilium GmbH became a direct, wholly-owned subsidiary of the Company. The organizational chart of the Company is included on page 29 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Lilium and Certain Information About Lilium — Production Facilities and Manufacturing Strategy” and is incorporated herein by reference.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

Following and as a result of the Business Combination, the business of the Company is conducted through Lilium GmbH, its direct, wholly-owned subsidiary, and the direct, wholly-owned subsidiaries of Lilium GmbH.

The discussion and analysis of the financial condition and results of operations of Lilium is included in the Proxy Statement/Prospectus under the section titled “Lilium’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco After the Business Combination” and is incorporated by reference herein.

The following table lists the names, ages and positions of those individuals serving as our directors.

Board Member		Position
Daniel Wiegand	36	Executive Director

Barry Engle	57	Non-executive Director

Dr. Thomas Enders	62	Non-executive Director

David Wallerstein	47	Non-executive Director

Niklas Zennström	55	Non-executive Director

Gabrielle Toledano	54	Non-executive Director

Henri Courpron	58	Non-executive Director

David Neeleman	61	Non-executive Director

Margaret M. Smyth	57	Non-executive Director

Daniel Wiegand. Mr. Wiegand has served as our Chief Executive Officer and Executive Director of our board since September 2021 and previously served as a member of the Lilium GmbH board from February 2015. Mr. Wiegand is the Lilium co-founder and also served as Lilium GmbH’s Chief Executive Officer from February 2015. Mr. Wiegand holds a degree in Aerospace Engineering from Technische Universität München.

Dr. Thomas Enders. Dr. Enders has served on our board since September 2021 and previously served as a member of the Lilium GmbH board from January 2021. Dr. Enders has served as a member of the Executive Committee and Audit Committee of the board of directors of Linde plc, a global industrial gases and engineering company, since 2018. Prior to joining the Lilium GmbH board, Dr. Enders held a number of positions at Airbus SE, a European multinational aerospace corporation, including Chief Executive Officer of Airbus SE from June 2012 to April 2019 and Chief Executive Officer of Airbus’ Commercial Aircraft Division from 2007 to 2012. Dr. Enders also held a number of positions at European Aeronautic Defense and Space Company (EADS) (rebranded as Airbus Group), including co-Chief Executive Officer from 2005 to 2007 and Head of Defense Division from 2000 to 2005. Dr. Enders served as a member of the Executive Committee of Airbus S.E. from its creation in 2000 until 2019. Dr. Enders studied Economics, Political Science and History at the University of Bonn and the University of California, Los Angeles. He holds a degree as Dr. Phil from University of Bonn.

David Wallerstein. Mr. Wallerstein has served as an independent member of our board since September 2021 and previously served as a member of the Lilium GmbH board from September 2017. Mr. Wallerstein has held a number of positions at Tencent Holdings Limited, a Chinese multinational technology conglomerate holding company providing Internet-related services and products, including Chief eXploration Officer since 2014 and Senior Executive Vice President since 2001. Mr. Wallerstein holds an Master’s degree from the University of California, Berkeley and a B.A. from the University of Washington.

Niklas Zennström. Mr. Zennström has served as a member of our board since September 2021 and previously served as a member of the Lilium GmbH board from December 2016. Mr. Zennström has served as Chief Executive Officer and Founding Partner at Atomico, a European venture capital firm investing in innovative technology companies around the world, since 2007. Prior to founding Atomico, Mr. Zennström co-founded and served as the Chief Executive Officer of Skype, a proprietary telecommunications application specializing in voice and video communications, acquired by Microsoft, from 2002 to 2007. Prior to Skype, Mr. Zennström co-founded and served as Chief Executive Officer of Kazaa B.V., a peer to peer content distribution provider, from 2000 to 2002. Mr. Zennström also co-founded and served as the Chief Executive Officer of Joltid Ltd., a provider of peer to peer technologies for content distributors, Internet Service Providers, websites and software developers, from 2001 to 2003. Prior to Joltid, Mr. Zennström served in various General Manager positions at Tele2 AB, a European telecommunications operator, from 1996 to 1999. Mr. Zennström holds a Master of Science degree in Engineering Physics and a Bachelor of Science degree in Business Administration from Uppsala University. Mr. Zennström also currently serves on the boards of H&M Hennes & Mauritz AB, Zennström Philanthropies, Varjo, Rekki and Oden Technologies.

Gabrielle B. Toledano. Ms. Toledano has served as a member of our board since September 2021. Since January 2020, Ms. Toledano has served as Chief Operating Officer at Keystone Strategy LLC, a strategy and economics consulting firm. From January 2021 to March 2021, Ms. Toledano served as Chief Talent Officer of ServiceNow Inc., a software company. From May 2017 to October 2018, Ms. Toledano served as the Chief People Officer of Tesla Inc., a manufacturer of electric vehicles and energy storage products. From February 2006 to May 2017, Ms. Toledano served as Chief Talent Officer and Advisor at Electronic Arts Inc., a video game company. Ms. Toledano has served as a director of Velo3D since July 2021, Better.com since April 2021 and Bose Corporation since June 2020. Previously, Ms. Toledano served on the boards of Glu Mobile, Inc. from December 2017 to April 2021 and Jive Software, Inc. from November 2015 to June 2017. Ms. Toledano holds a B.A. in Modern Thought and Literature and an M.A. in Education from Stanford University.

Henri Courpron. Mr. Courpron has served as a member of our board since September 2021. Since September 2014, Mr. Courpron has been the Chairman and Co-Founder of Plane View Partners, LLC, a strategic advisory firm for aviation and aerospace management and investments. He was the Chief Executive Officer of International Lease Finance Corporation (ILFC), one of the largest aircraft financing firms in the world, from May 2010 to May 2014. Prior to joining ILFC, Mr. Courpron was President of the Aerospace Division of Seabury Aviation & Aerospace, an advisory and investment banking firm in New York focused on the aviation industry, from 2007 to 2010. Prior to that, Mr. Courpron had a 20-year career with Airbus where he reached the position of Executive Vice President, Procurement at Airbus headquarters in Toulouse, France and held a number of other executive positions, including President and Chief Executive Officer of Airbus, North America. Mr. Courpron has also served as a director of Breeze Airways since September 2020 and previously served as a director of Azul Linhas Aéreas Brasileiras from May 2015 to April 2020 and TAP Portugal from November 2015 to July 2017. Mr. Courpron earned his degree in Computer Science in 1985 from Ecole Nationale Supérieure d’Electrotechnique d’Electronique d’Informatique et d’Hydraulique (ENSEEIHT) in Toulouse, where he specialized in artificial intelligence.

Barry Engle. Mr. Engle has served as a member of our board since September 2021. Mr. Engle has experience in operational, financial and managerial roles within the international automotive sector, as well as growth-oriented companies across various industries. In September 2020, Mr. Engle founded the special purpose acquisition company, Qell Acquisition Corp., our predecessor. Mr. Engle served as the Chief Executive Officer of Qell until the consummation of the Business Combination. He has spent the past five years serving in senior executive roles at General Motors (“GM”). Most recently, Mr. Engle served as President of GM North America, the company’s largest segment with over $100+ billion in sales during the year ended December 31, 2019. Under his leadership, GM frequently beat analysts’ expectations, including during the unprecedented COVID-19 pandemic. Before this, Mr. Engle served as the President of GM International, where he successfully worked with various stakeholders to improve the segment’s profitability. Mr. Engle joined GM in September 2015 as President of South America, leading the business unit through the region’s economic recession and achieving market leadership in Brazil for 50+ months while restructuring the business to improve its profitability. Prior to joining GM, Mr. Engle spent time leading high growth, private equity and venture capital-backed companies, serving as Chief Executive Officer of Agility Fuel Systems, a leading provider of clean fuel solutions for medium- and heavy-duty commercial vehicles, and electric vehicle manufacturer Think Holding AS, a Norwegian company, which, subsequent to his departure from the company entered into Norwegian bankruptcy proceedings in June 2011. Before joining Think Holdings AS, Mr. Engle spent two years as President and CEO of New Holland Agricultural Equipment in Turin, Italy. Mr. Engle also spent a number of years with Ford Motor Company where he served as President & CEO of Ford Canada, President of Ford Brazil, and Head of North American Marketing. Finally, Mr. Engle has also led entrepreneurial endeavors of his own; he previously owned Barry Engle Chrysler-Plymouth-Jeep, near Salt Lake City, from 1997 to 2000. Mr. Engle earned a bachelor’s degree from Brigham Young University and holds an MBA from the Wharton School at the University of Pennsylvania.

David Neeleman. Mr. Neeleman has served as a member of our board since September 2021. Since he founded Azul Brazilian Airlines in January 2008, Mr. Neeleman has served as the Chairman of its board of directors and served as its Chief Executive Officer until July 2017. Previously, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of and served on the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984 when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman was also part of a consortium that initially acquired a controlling interest in Tap Air Portugal (“TAP”) through TAP’s privatization in 2015 and was a member of the board of directors of TAP from 2015 to 2020.

Margaret M. Smyth. Ms. Smyth has served as a member of our board since September 2021. Since July 2021, Ms. Smyth has served as the Senior Advisor, Global Infrastructure of QIC Global Infrastructure (“QIC”) and chair of CenTrio, QIC’s subsidiary that is the largest pure-play US district energy provider. Previously, Ms. Smyth served as the Chief Financial Officer of National Grid USA from October 2014 to June 2021, where she oversaw all finance, accounting, transactional, and property services for National Grid. Prior to joining National Grid, Ms. Smyth served as Vice President of Finance for Consolidated Edison, Inc. from August 2012 to September 2014. Ms. Smyth previously served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of the former United Technologies Corp., from October 2010 to June 2011. Ms. Smyth also served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010, and Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth is currently a board member of two subsidiaries of Mutual of America since February 2005, a board member and chair of the Audit Committee of Etsy, Inc. since June 2016, a board member and chair of the Audit Committee of Remitly, Inc. since May 2021, and a board member and chair of the Audit Committee of Frontier Communications Parent, Inc. since June 2021.

The board of directors of the Company (the “Board”) has determined that each of Dr. Thomas Enders, Barry Engle, Margaret M. Smyth, Gabrielle Toledano, David Wallerstein and Niklas Zennström qualify as an independent director, as defined under the listing rules of Nasdaq.

There are no family relationships among any of our executive officers or directors.

B. Compensation

Certain information regarding the compensation of the directors and executive officers of Lilium after the closing of the Business Combination is set forth below and additional information, including a summary of the Lilium 2021 Equity Incentive Plan and the Lilium 2021 Employee Share Purchase Plan, which were approved by the shareholders of the Company on September 10, 2021, is included in the Proxy Statement/Prospectus under the section titled “Management of Holdco After the Business Combination” and is incorporated herein by reference.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions—Holdco Relationships and Related Party Transactions—Indemnification Agreements” and is incorporated herein by reference.

Historical Compensation of Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2020 is described in the table below:

(Euros in thousands)(*)	Daniel Wiegand	All other executives
Periodically-paid remuneration	€170	€52.3
Bonuses	—	—
Share-based compensation expense	—	—
Additional benefit payments	—	—
Total compensation	€170	€52.3

(*) Amounts paid in U.S. Dollars have been converted to Euros using an annual exchange rate for 2020 of 0.87 to one U.S. dollar.

Compensation of Non-Executive Board Members

Niklas Zennström, David Wallerstein and Dr. Thomas Enders, our non-executive directors, who served as members of the Lilium GmbH board, did not receive any compensation from us for the year ended December 31, 2020.

Equity Awards

Our directors and executive officers held the following Lilium stock options (both vested and unvested) as of the Closing Date:

Beneficiary	Grant date	Number of shares subject to stock options outstanding(1)		Exercise price per stock option(2)
Henri Courpron	—	—		—
Dr. Thomas Enders	January 1, 2021	48,569	(3)(7)	€1.00
	September 1, 2021	82,853	(4)(7)	€1.00
Barry Engle	—	—		—
Geoffrey Richardson	November 16, 2020	714,250	(5)(7)	€1.00
	September 13, 2021	1,374,217	(6)(7)	$28,570
David Wallerstein	—	—		—
Daniel Wiegand	—	—		—
Niklas Zennström	—	—		—
Gabrielle Toledano	—	—		—
David Neeleman	—	—		—
Margaret M. Smyth	—	—		—

(1)	Stock options granted before consummation of the Business Combination, subject to the consent of the individual award holder were converted into options to purchase Class A Shares by using the following conversion method (simplified): the number of shares subject to the options as of immediately prior to the Business Combination was multiplied by the conversion ratio used for purposes of the Business Combination. The number of shares in this column reflect the post-conversion amounts.

(2)	Following the consummation of the Business Combination, 2,857 Class A Shares are subject to each stock option.

(3)	The stock options vest in equal monthly installments over the 24-month period following the date of grant.

(4)	The stock options shall vest 4% in the year 2021, 11% in the year 2022, 40% in the year 2023 and 45% in the year 2024, in each case, in equal monthly installments within each such year on the first date of each month.

(5)	Mr. Richardson provides services in the U.S. These stock options are treated as restricted stock units (“RSUs”) for U.S. tax purposes. 25% of the RSUs are scheduled to vest on November 16, 2021, and 1/48th of the RSUs are scheduled to vest monthly thereafter. The RSUs become fully vested if Mr. Richardson’s employment is terminated without cause or if he resigns for good reason (each as defined in Mr. Richardson’s offer letter), in each case, within 12 months following a change in control or prior to the consummation of a change in control if such termination is in connection with such change in control.

(6)	The stock options shall vest 4.4% on the last day of each quarter during the period commencing on September 13, 2021 and ending on December 31, 2023, 5.6% on the last day of each quarter during the period commencing on January 1, 2024 and ending on December 31, 2024 and 9.5% on the last day of each quarter during the period commencing on January 1, 2025 and ending on December 31, 2025.

(7)	Subject to the consent of each executive officer and board member, the stock options will become vested and exercisable based on the satisfaction of the service-based vesting conditions applicable to such stock options as of immediately prior to the Business Combination, provided that such stock options will not be exercisable during the 180-day lock-up period immediately following the Business Combination. Following the 180-day lock-up period, vested stock options must be exercised during certain exercise windows during each quarter of Lilium’s fiscal year (with the exact dates during each such quarterly period to be determined by Lilium). Such stock options will generally expire on the tenth anniversary of the applicable date the stock options become exercisable. Please see “Our Legacy Employee Stock Option Program” below for more information, including certain exceptions to the foregoing.

Share Ownership of Executive Officers and Non-Executive Directors

See Item 7.A. below.

Our Legacy Employee Stock Option Program

Prior to the Business Combination, certain beneficiaries were given the opportunity to participate in an Employee Stock Option Program (the “Legacy Stock Option Program”) as part of a long-term equity incentive scheme. The Legacy Stock Option Program was adopted by our shareholders in 2017 and subsequently clarified for certain purposes in December 2020.

Under the Legacy Stock Option Program, the beneficiaries generally received stock options to purchase Lilium shares at a per share exercise price equal to €1.00, provided that certain stock options granted to U.S. taxpayers are treated as RSUs for U.S. tax purposes while other stock options granted to U.S. taxpayers were priced with an exercise price per stock option equal to $28,570. Stock options granted under the Legacy Stock Option Program generally vest over a 4-year period, with 25% vesting on the first anniversary of the grant date, and the remaining 75% vesting in equal monthly installments on the last day of each calendar month thereafter, subject to deviating arrangements in the individual case. Employees who terminate employment with us may retain any stock options vested as of the applicable termination date, unless such termination of employment is a termination by us for cause or for person-related or conduct-related reasons under German labor law.

Subject to the consent of each executive officer and board member, the stock options (including any stock options treated as RSUs for U.S. tax purposes) will become vested and exercisable, as applicable, based on the satisfaction of the service-based vesting conditions applicable to such stock options as of immediately prior to the Business Combination, provided that such options will not be exercisable or settled, as applicable, during the 180-day lock-up period immediately following the Business Combination. Any stock options treated as RSUs for U.S. tax purposes may not be exercised, and will instead be settled no later than March 15th of the calendar year immediately following the calendar year during which such RSUs become vested. The terms and conditions for the exercise of all other stock options following the 180-day lock-up period are described below.

Following the 180-day lock-up period, vested stock options must be exercised during certain exercise windows during each quarter of Lilium’s fiscal year (with the exact dates during each such quarterly period to be determined by Lilium). The stock options will generally expire on the tenth anniversary of the applicable date the stock options become exercisable. Notwithstanding the foregoing, if the employment or service of the applicable option holder terminates for any reason prior to the end of the 180-day lock-up period, the stock options will expire upon the later of (i) the end of the last day of the 90-day period immediately following the month in which the 180-day lock-up period expires and (ii) if the stock options cannot be exercised by the option holder due to legal reasons or because there is no exercise window during that period, the end of the next exercise window in which the stock options can be exercised. In addition, notwithstanding the foregoing, if the employment or service of the applicable option holder terminates for any reason after the end of the 180-day lock-up period, the stock options will expire upon the later of (i) the last day of the 90-day period immediately following the date of termination and (ii) if the stock options cannot be exercised by the option holder due to legal reasons or because there is no exercise window during that period, the end of the next exercise window in which the stock options can be exercised.

2021 Equity Incentive Plan

In connection with the Business Combination, the Board adopted the 2021 Equity Incentive Plan (the “2021 Plan”), which was subsequently approved by our shareholders, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including our executive officers), independent contractors and directors, which is essential to our long term success.

2021 Employee Share Purchase Plan

In connection with the Business Combination, the Board adopted the 2021 Employee Share Purchase Plan, which was subsequently approved by our shareholders, in order to allow our and our affiliates’ employees to purchase Class A Shares at a discount through payroll deductions and to benefit from share price appreciation, thus enhancing the alignment of employee and shareholder interests.

Equity Grants to Management and Directors in Connection with the Closing of the Business Combination

Richardson Success Fee

On September 10, 2021, Lilium entered into a success fee letter with Geoffrey Richardson, our Chief Financial Officer, pursuant to which Lilium has agreed to pay Mr. Richardson a success fee equal to 0.5% of financing proceeds secured by Lilium (provided the value of the success fee may not exceed $4,000,000), including financing proceeds secured by Lilium in connection with the Business Combination, subject to Mr. Richardson’s continued employment through the consummation of the Business Combination. The success fee will be paid in the form of fully vested Class A Shares as soon as reasonably practicable following the filing of a Form S-8 with the SEC in respect of shares authorized for issuance under the 2021 Plan. In addition, to the extent that Mr. Richardson is required to make a payment to Lilium in respect of the Class A Shares, Lilium will provide Mr. Richardson with a cash bonus equal to the amount of the required payment, increased by any taxes owed with respect to such amount.

Other Arrangements with Management and Directors in Connection with the Closing of the Business Combination

Wiegand Service Agreements

On December 1, 2015, Lilium’s German subsidiary entered into a managing director service agreement with Mr. Wiegand, which was later amended on September 20, 2017 and September 14, 2021. The service agreement, as amended, provides for, among other things, a €200,000 annual base salary.

On September 14, 2021, Lilium also entered into a contract for services with Mr. Wiegand, which provides for, among other things, a salary of €300,000 annual base salary.

Richardson Offer Letter and Employment Agreement

On November 14, 2020, Lilium’s U.S. subsidiary entered into an offer letter with Mr. Richardson, which was later amended on September 19, 2021. The offer letter, as amended, provides for, among other things, a $350,000 base salary and eligibility to participate in Lilium’s employee benefit plans. The offer letter further provides that if Mr. Richardson’s employment is terminated by Lilium without cause or by Mr. Richardson for good reason (each as defined in Mr. Richardson’s offer letter), Mr. Richardson will be entitled to receive 6 months’ base salary and benefits continuation for 6 months following the termination date, subject to his execution and nonrevocation of a release of claims.

On September 14, 2021, Lilium also entered into an employment agreement with Mr. Richardson, which provides for, among other things, a $150,000 base salary.

Non-Executive Director Compensation

In connection with the Business Combination, Lilium adopted a board member compensation policy, which governs the compensation of Lilium’s executive and non-executive directors. The terms and conditions of the board member compensation policy that are applicable to non-executive directors (referred to herein as the “Non-Executive Director Compensation Policy”) are designed to attract and retain high quality non-executive board members by providing competitive compensation and aligning their interests with the interests of shareholders through equity awards.

Cash Retainers

The Non-Executive Director Compensation Policy provides for annual cash retainers, which will be payable quarterly in arrears and pro-rated for partial quarters of service and certain other benefits. Each non-executive board member may also elect to convert all or a portion of his or her annual board member service retainer into RSUs, which will be subject to vesting on the same payment schedule, and subject to the same conditions, as applied to the underlying retainer. Any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated based on the number of days of service that the non-executive board member provided in such quarter. In addition, subject to the approval of Lilium and applicable law, prior to a cash retainer being earned, a non-executive board member may elect to defer such cash retainer into fully-vested deferred stock units (“DSUs”), which will be granted after such retainer is earned and will be settled in Class A Shares upon the earlier of (i) the date chosen on the applicable election form and (ii) a separation from service. Subject to the approval of Lilium and applicable law, a non-executive board member may also elect to defer RSUs into DSUs with a settlement date that occurs at least one year after the applicable vesting date and up to the time the non-executive board member has a separation from service.

Transitional Equity Grants

The Non-Executive Director Compensation Policy also provides that prior to the 2022 general meeting of shareholders, in lieu of the RSU grants described below, non-executive directors will receive transitional RSU grants upon the following terms under the 2021 Plan, which will vest, subject to continuous service through the applicable vesting date:

•       Non-executive board members who are elected or appointed to the board of directors on or after the Closing (but before the 2022 general meeting of shareholders) will be granted 32,500 RSUs covering an equal number of Class A Shares, which will vest in three equal annual installments from the date of grant.

•       Non-executive directors who are elected or appointed on or after the Closing will be granted RSUs covering an equal number of Class A Shares, which will be pro-rated based on an initial target of 17,500 Class A Shares and the number of full months that are expected to lapse between the non-executive board member’s appointment to the board and the 2022 general meeting of shareholders. The RSUs will vest on the date immediately preceding the date of the next annual general meeting of shareholders.

Equity Compensation Beginning at the 2022 General Meeting of Shareholders

In addition, the Non-Executive Director Compensation Policy provides that non-executive directors will receive RSU grants under the 2021 Plan on the date of each annual general meeting of shareholders (beginning at the 2022 meeting), and upon the beginning of service, which will vest, subject to continuous service through the applicable vesting date:

•       RSUs initially valued at $325,000 upon initial election or appointment to the board, which will vest in three equal annual installments from the date of grant; and

•       Additional RSUs initially valued at $175,000 annually, which will vest upon the earlier of the first anniversary of the date of grant or the next annual general meeting of shareholders, prorated for the initial year of service.

All vesting is subject to the non-executive board member’s continued service as a member of the board through each applicable vesting date.  Notwithstanding the foregoing, if a non-executive board member remains in continuous service as a member of the board until immediately prior to: (a) the non-executive board member’s death, (b) the termination of the non-executive board member’s service due to the non-executive board member’s disability, or (c) the closing of a change in control (as defined in the 2021 Plan) (each a “Director Acceleration Event”), any unvested RSUs will vest in full immediately prior to, and contingent upon, the applicable Director Acceleration Event.

Notwithstanding the above, each non-executive board member may elect to waive any or all of his or her compensation under the Non-Executive Director Compensation Policy prior to the payment of such compensation.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included under “Directors and Senior Management” above and in the Proxy Statement/Prospectus under the section titled “Management of Holdco After the Business Combination” and is in each case incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Lilium GmbH, its direct, wholly-owned subsidiary, and the direct, wholly-owned subsidiaries of Lilium GmbH.

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Lilium and Certain Information about Lilium—Employees and Consultants” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of our shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of September 14, 2021 immediately following the consummation of the Business Combination by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 259,696,994 Class A Shares and 24,413,065 Class B Shares issued and outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Financing, and does not include 12,650,000 Class A Shares issuable upon the exercise of the Public Warrants that will remain outstanding following the Business Combination and 7,060,000 Class A Shares issuable upon the exercise of certain Private Warrants (as defined below) that will remain outstanding following the Business Combination.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is c/o Lilium N.V., Claude-Dornier Str. 1, Bldg. 335, 82234, Wessling, Germany.

Beneficial Owner	Class A Shares	Class B Shares	% Voting Power(1)	% Share Ownership
Executive Officers and Directors
Daniel Wiegand	—	24,413,065	22.0%	8.6%
Geoffrey Richardson	—	—	—	—
Dr. Thomas Enders	148,564	—	*	*
Barry Engle	—	—	—	—
David Wallerstein(2)	1,054,233	—	*	*
Niklas Zennström(3)	40,943,742	—	12.3%	14.4%
Gabrielle Toledano	—	—	—	—
Henri Courpron	—	—	—	—
David Neeleman	—	—	—	—
Margaret M. Smyth	—	—	—	—
All executive officers and directors of Lilium as a group (10 persons)	42,146,539	24,413,065	34.7%	23.4%

5% and Greater Shareholders (Not Included Above)
Sebastian Born	18,064,811	—	5.4%	6.4%
Matthias Meiner	18,064,811	—	5.4%	6.4%
Atomico Entities(3)	40,943,742	—	12.3%	14.4%
Tencent Mobility (Luxembourg) S.á.r.l(4)	76,196,615	—	22.9%	26.8%
Scottish Mortgage Investment Trust plc(5)	17,699,615	—	5.3%	6.2%

* Less than 1%

(1)	Percentage of total voting power represents voting power with respect to all Class A Shares and Class B Shares, as a single class. The holders of Class B Shares are entitled to three times as many votes per share as holders of Class A Shares.

(2)	Consists of 1,054,233 Class A Shares held of record by the David Wallerstein and Jun Yu Living Trust for the benefit of Mr. Wallerstein. The business address for the David Wallerstein and Jun Yu Living Trust is 481 N Santa Cruz #148, Los Gatos, CA 95030, United States.

(3)	Consists of (i) 33,419,323 Class A Shares held of record by Atomico IV L.P. (“Atomico IV”) and (ii) 7,524,419 Class A Shares held of record by Atomico IV (Guernsey) L.P. (“Atomico IV (Guernsey)”). Atomico Advisors IV, Ltd. (“Atomico Advisors IV”) is the general partner of each of Atomico IV and Atomico IV (Guernsey). Niklas Zennström, Mark Dyne, Nicole Ramroop and Claris Ruwende, the members of the board of directors of Atomico Advisors IV, may be deemed to have shared voting and dispositive power over the shares held by each of Atomico IV and Atomico IV (Guernsey). The business address of Atomico IV and Atomico Advisors IV is One Capital Place, Grand Cayman, KY1-1103 Cayman Islands. The business address of Atomico IV (Guernsey) is Old Bank Chambers, La Grande Rue St. Martin’s, Guernsey, GY4 6RT, Channel Islands.

(4)	Consists of 76,196,615 Class A Shares held of record by Tencent Mobility (Luxembourg) S.à r.l. (“Tencent Mobility (Luxembourg)”). Tencent Mobility (Luxembourg) is a wholly-owned subsidiary of Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is a direct wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited is a publicly traded company. The business address of Tencent Mobility (Luxembourg) S.à r.l. is 6 rue Eugène Ruppert, 2453 Luxembourg, Grand Duchy of Luxembourg. The business address of Tencent Mobility Limited and Tencent Holdings Limited is 29/F., Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.

(5)	Consists of 17,699,615 Class A Shares held of record by Scottish Mortgage Investment Trust plc (“SMIT”). As agent for SMIT, Baillie Gifford & Co may be deemed to share the power to direct the disposition and vote of the securities held by SMIT. Baillie Gifford & Co disclaims beneficial ownership of all shares held by SMIT. SMIT is a publicly traded company. The business address of SMIT is c/o Baillie Gifford & Co, Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland.

B. Related Party Transactions

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions—Holdco Relationships and Related Party Transactions—Indemnification Agreements” and is incorporated herein by reference.

On July 31, 2021, we executed a term sheet in which we agreed to enter into negotiations with Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) to establish a strategic collaboration whereby Azul is expected to commit to purchase from Lilium 220 Lilium Jets for an aggregate value of up to $1.0 billion, with anticipated delivery to commence in 2025. David Neeleman, the founder and controlling shareholder of Azul, is one of our non-executive directors. Additional information regarding our arrangement with Azul is included in the Proxy Statement/Prospectus under the section titled “Business of Lilium and Certain Information About Lilium— Commercial and Business Operations— Strategic Commercial Collaboration” and is incorporated herein by reference.

The Company consummated the PIPE Financing concurrently with the closing of the Business Combination. Entities affiliated with Atomico (together, the “Atomico Entities”), and Tencent Mobility (Luxembourg) S.a.rl, each a greater than 10% shareholder of the Company, acquired PIPE Shares in the PIPE Financing.

Information pertaining to the Company’s other related party transactions is set forth in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company is included in the Proxy Statement/Prospectus under the sections titled “Business of Holdco before the Business Combination—Legal Proceedings” and “Business of Qell—Legal Proceedings” and is incorporated herein by reference.

B. Significant Changes

None.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Shares and Public Warrants

The Class A Shares and Public Warrants are listed on Nasdaq under the symbols LILM and LILMW, respectively. Holders of Class A Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Class A Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Class A Shares and/or Public Warrants could be delisted from Nasdaq. Particularly, Nasdaq requires us to have at least 400 round lot holders of Class A Shares and 100 round lot holders of Public Warrants. A delisting of the Class A Shares will likely affect the liquidity of the Class A Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Class A Shares and certain of our securities convertible into Class A Shares is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Registration Rights Agreement” and is incorporated herein by reference.

Warrants

Upon the completion of the Business Combination, there were 12,650,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Class A Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms. There are also 7,060,000 outstanding warrants that were originally issued by Qell in a private placement transaction and were converted into warrants to purchase Class A Shares at the closing of the Business Combination at an exercise price of $11.50 per share (the “Private Warrants”). The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants are not transferable, assignable or salable until 30 days after the completion of the Business Combination.

B. Plan of Distribution

Not applicable.

C. Markets

The Class A Shares and Public Warrants are listed on Nasdaq under the symbols LILM and LILMW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of The Issue

Not applicable.

ITEM 10.	Additional Information

A. Share Capital

We have authorized share capital in the amount of up to €194,454,208.32, corresponding to a total of 1,498,386,411 authorized Class A Shares, 24,413,065 authorized Class B Shares and 24,413,065 authorized ordinary shares C of Lilium, nominal value €0.24 per share (“Class C Shares”). We may convert Class B Shares into one Class A Share and one Class C Share in accordance with the provisions of our Articles of Association.

As of September 14, 2021, immediately subsequent to the closing of the Business Combination, there were 259,696,994 Class A Shares outstanding, 24,413,065 Class B Shares outstanding, and no Class C Shares outstanding. Additionally, there were 12,650,000 Public Warrants and 7,060,000 Private Warrants outstanding, each of which entitle the holder to purchase one Class A Share at an exercise price of $11.50 per share. As of September 14, 2021, we held 375,000 Class A Shares and no Class B Shares or Class C Shares as treasury shares.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

C. Material Contracts

Business Combination Agreement

The description of the Business Combination Agreement is included in the Proxy Statement/Prospectus in the section titled “The Business Combination Agreement and Ancillary Documents—General Description of the Business Agreement” which is incorporated herein by reference

Other Agreements

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents—Ancillary Documents” and is incorporated herein by reference.

D. Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of cash dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

Under German law, there are no exchange controls restricting the transfer of funds between Germany and other countries or individuals subject to applicable restrictions concerning import or export control or sanctions and measures against certain persons, entities and countries subject to embargoes in accordance with German law and applicable resolutions adopted by the United Nations and the European Union.

Under German foreign trade regulation, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank on any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank on any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank on any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank on any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of Class A Shares and Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends on its ordinary shares and does not anticipate paying any dividends on its ordinary shares for the foreseeable future.

The Company may only make distributions to its shareholders if its shareholders’ equity exceeds the sum of the paid-up and called-up share capital and the reserves that must be maintained under to Dutch law or by the Company’s Articles of Association.

The holders of Class A Shares and Class B Shares will be entitled pari passu to the profits of the Company, pro rata to the total number of Class A Shares and Class B Shares held, provided that out of the profit of any financial year, the holders of Class C Shares shall be entitled to a maximum amount per financial year equal to 0.1% of the nominal value of such Class C Shares. The Board is permitted to declare interim dividends without the approval of a General Meeting of the Company’s shareholders. Interim dividends may be declared as provided in the Company’s Articles of Association and may be distributed to the extent that its shareholders’ equity, based on interim financial statements, exceeds the sum of the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or the Company’s Articles of Association. The Company may reclaim any distributions, whether interim or not interim, made in contravention of Dutch law or the Company’s Articles of Association from its shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution the Company is not able to pay its due and collectable debts, then its shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to its creditors.

The General Meeting of the Company’s shareholders may determine that distributions shall be made in whole or in part in a currency other than the Euro. The Board will set the record date to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse, and any such amounts will be considered to have been forfeited to the Company (verjaring). Unless the General Meeting resolves, at the proposal of the Board, upon a different term for that purpose, dividends shall be made payable within 30 days after they are declared.

Since the Company is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation to make funds available to the Company. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the subsidiaries of the Company may pay dividends, make loans or otherwise provide funds to the Company.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Claude-Dornier Straße. 1, Bldg. 335, 82234 Wessling, Germany.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Lilium’s Management’s Discussion and Analysis of Financial Condition and Results of Operations— Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	Description of Securities Other than equity Securities

Information pertaining to the Public Warrants and Private Warrants is described under the heading "Warrants" in Item 9.A above and is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities—Warrants” and is incorporated herein by reference.

Part II

Not applicable.

Part III

ITEM 17.	Financial Statements

See Item 18.

ITEM 18.	Financial Statements

The audited consolidated financial statements of Lilium GmbH are incorporated by reference to pages F-42 – F-83 in the Proxy Statement/Prospectus.

The audited financial statements of Qell Acquisition Corp. are incorporated by reference to pages F-2 – F-22 in the Proxy Statement/Prospectus.

The unaudited condensed interim financial statements of Qell Acquisition Corp. are incorporated by reference to pages F-23 – F-41 in the Proxy Statement/Prospectus and pages 1 – 19 in the Quarterly Report on Form 10-Q filed by Qell Acquisition Corp. with the SEC on August 16, 2021, respectively.

The unaudited pro forma condensed combined financial information of Lilium GmbH and Qell Acquisition Corp. are attached as Exhibit 15.1 to this Report.

ITEM 19.	Exhibits

The Exhibits listed in the Exhibit Index at the end of this Report are filed as Exhibits to this Report.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1	Deed of Incorporation of Lilium B.V. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
1.2	Deed of Amendment of Lilium B.V. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
1.3†	Deed of Conversion and Amendment to the Articles of Association of Lilium B.V. into Lilium N.V..
2.1	Warrant Assignment, Assumption and Amendment Agreement, between Continental Stock Transfer & Trust Company, Lilium B.V. and Qell Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.1	Business Combination Agreement, dated as of March 30, 2021, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.2	Amendment No. 1, dated as of July 14, 2021, to Business Combination Agreement, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on July 14, 2021).
4.3	Plan of Merger (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.4	Form of Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.5†	Registration Rights Agreement, dated September 13, 2021.
4.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
4.7*	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.8*†	Lilium N.V. 2021 Equity Incentive Plan.
4.9*†	Lilium N.V. Employee Share Purchase Plan.
8.1	List of Subsidiaries of Lilium N.V. (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
15.1†	Unaudited Pro Forma Condensed Combined Financial Information of Lilium GmbH and Qell Acquisition Corp.
15.2†	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm of Lilium GmbH.
†	Filed herewith
*	Indicates a management contract of any compensatory plan, contract or arrangement

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LILIUM N.V.
September 20, 2021

	By:	/s/ Daniel Wiegand
		Name:	Daniel Wiegand
		Title	Chief Executive Officer