Form 20-F
period 2022-12-31
Lilium N.V.
filed 2023-03-28
CIK 1855756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40736

Lilium N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany

(Address of principal executive offices)

Roger Franks

c/o Lilium Aviation Inc.

2385 N.W. Executive Center Drive, Suite 300

Boca Raton, Florida 33431

561-526-8460

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 369,820,821 Class A ordinary shares and 23,463,065 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis for accounting the registrant has used to prepare the financial statements included in this filing:

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

FORM 20-F

INTRODUCTION

Unless otherwise indicated, “Lilium,” “the Company,” “we,” “us” and “our” refer to Lilium N.V. and its subsidiaries. References to “euro” or “€” are to the common currency of the European Monetary Union and references to “U.S. dollars” or “$” are to United States dollars.

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report or the context otherwise requires, references to:

“2021 Plan” means the Lilium 2021 Equity Incentive Plan.

“2022 PIPE” means the purchase and sale on November 22, 2022 and November 29, 2022 of Class A Shares and 2022 Warrants pursuant to securities purchase agreements entered into in November 2022 by and between Lilium and certain investors.

“2022 Warrants” means the warrants to purchase one Class A Share at a price of $1.30, subject to adjustment, issued in the 2022 PIPE and the Registered Direct Offering.

“AOC” means the air operator certificate or similar aviation operating authority.

“Azul” means Azul S.A. and Azul Linhas Aéreas Brasileiras S.A., collectively.

“Azul Warrants” means the warrants issued on October 22, 2021 to Azul, which are exercisable for 1,800,000 Class A Shares at an exercise price of €0.12 per Class A Share.

“Board” means the board of directors of Lilium N.V.

“Business Combination” or “Reorganization” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated March 30, 2021, as amended, by and among Lilium GmbH, Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly-owned subsidiary of Lilium, Qell and Lilium.

“CDR” means our critical design review.

“Class A Shares” means the ordinary shares A, nominal value €0.12 per share, of Lilium.

“Class B Shares” means the ordinary shares B, nominal value €0.36 per share, of Lilium.

“Closing Date” means September 14, 2021, the date of the closing of the Business Combination.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COVID-19” means the novel coronavirus known as SARS-CoV-2, or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“DCGC” means the Dutch Corporate Governance Code.

“DEVT” means ducted electric vectored thrust.

“DOA” means the Design Organization Approval.

“EASA” means the European Union Aviation Safety Agency.

“ESOP” means the Employee Stock Option Program.

“ESPP” means the Lilium 2021 Employee Share Purchase Plan.

“EU” means the European Union.

“eVTOL” means electric vertical take-off-and-landing.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FAA” means the Federal Aviation Administration.

“General Meeting” means a general meeting of the shareholders of the Company.

“IAS” means the International Accounting Standard.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards as issued by the IASB.

“Lilium Jets” means the fully electric eVTOL aircraft, including all variants thereof, being developed by Lilium.

“Lilium Network” is as described in “Item 4. Information on the Company — B. Business Overview — Lilium Network Operations.”

“Nasdaq” means the Nasdaq Global Select Market.

“PDR” means our preliminary design review.

“Private Warrants” means the 2022 Warrants, the SPAC Private Warrants and the Azul Warrants.

“Public Warrants” means the publicly listed warrants of Lilium N.V. to purchase one Class A Share at a price of $11.50, subject to adjustment, trading on Nasdaq under the symbol “LILMW.”

“Qell” means Qell Acquisition Corp., a Cayman Islands exempted company.

“Qell Class A Ordinary Shares” means Qell’s Class A ordinary shares prior to the closing of the Business Combination.

“Qell Class B Ordinary Shares” means Qell’s Class B ordinary shares prior to the closing of the Business Combination.

“RAM” means regional air mobility, which refers to networks that will connect communities and locales within a region directly with one another.

“Registered Direct Offering” means the purchase and sale on November 22, 2022 of Class A Shares and 2022 Warrants in an SEC-registered offering pursuant to securities purchase agreements, dated November 18, 2022, by and between Lilium and certain investors.

“RSU” means restricted stock unit.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shares” means the Class A Shares, the Class B Shares and the ordinary shares C, nominal value €0.24 per share, of Lilium.

“SPAC Private Warrants” means the warrants of Lilium N.V. originally held by certain former Qell shareholders, purchased by such holders in a private placement that occurred concurrently with the closing of Qell’s initial public offering and converted into warrants to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, at the closing of the Business Combination.

“SPAC Warrants” means, collectively, the Public Warrants and the SPAC Private Warrants.

“Type Certification” means certified compliance to the applicable airworthiness standards of EASA and/or the FAA, which is a necessary prerequisite to undertaking commercial operations of the Lilium Jet.

“Vertiport” means an area designed specifically for eVTOL aircraft to take off and land.

“VTOL” means vertical take-off and landing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements provide our current expectations or forecasts of future events and include, but are not limited to, statements regarding Lilium’s proposed business and business model, the markets and industry in which Lilium operates or intends to operate, and the anticipated timing of the commercialization and launch of Lilium’s business.

Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “might,” “objective,” “ongoing,” “opportunity,” “plan,” “potential,” “predict,” “project,” “result,” “should,” “strategy,” “target,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Annual Report include, but are not limited to, statements regarding our business plan, operations, cash flows, financial position and dividend policy.

Lilium operates and will continue to operate in a rapidly changing emerging industry. New risks emerge daily. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding when or whether any strategic collaboration between Lilium and the respective collaborator will be effected, the number, price or timing of any Lilium Jets to be sold (or if any such Lilium Jets will be sold at all), the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network or anticipated commercial activities will operate, Lilium’s business and product development strategies or certification program, or Lilium’s funding requirements.

Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on potentially inaccurate assumptions, any of which could cause actual events or results to differ materially from those contained in or implied by our forward-looking statements. Many factors could cause actual future events and operating results to differ materially from the forward-looking statements contained herein, including, but not limited to, the following risks:

●	Lilium’s future funding requirements and any inability to raise necessary capital on favorable terms (if at all);
●	the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market;
●	the Lilium Jet may not be certified by transportation and aviation authorities, including EASA or the FAA;
●	the Lilium Jet may not deliver the expected reduction in operating costs or time savings that Lilium anticipates;
●	adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and Lilium’s ability to effectively market and sell regional air mobility services and aircraft;
●	challenges in developing, certifying, manufacturing and launching Lilium’s services in a new industry (urban and regional air transportation services);
●	a delay in or failure to launch commercial services as anticipated;
●	the RAM market for eVTOL passenger and goods transport services does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential Lilium’s management expects or may grow more slowly than expected;
●	if Lilium is unable to adequately control the costs associated with pre-launch operations and/or its costs when operations are commenced (if ever);
●	difficulties in managing growth and commercializing operations;

●	failure to commercialize Lilium’s strategic plans;
●	any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet;
●	any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors;
●	any failure of the Lilium Jets to perform as expected or an inability to market and sell the Lilium Jets;
●	any failure to manage coordination with vendors and suppliers to achieve serial production of complex software, battery technology and other technology systems still in development;
●	reliance on third-party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose to not do business with us at all, or may insist on terms that are commercially disadvantageous, and as a result we may have significant difficulty procuring and producing our jets;
●	if any of Lilium’s suppliers become financially distressed or go bankrupt, Lilium may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase costs, adversely affect liquidity and/or cause production disruptions;
●	third-party air carriers are expected to operate Lilium Network services in the U.S., Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets, and these third-parties, as well as Lilium, are subject to substantial regulation and complex laws, and unfavorable changes to, or the third-party air carriers’ or Lilium’s failure to comply with, these regulations and/or laws could substantially harm Lilium’s business and operating results;
●	any inability to operate the Lilium Network services after commercial launch at the anticipated flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact Lilium’s business, financial condition and results of operations;
●	potential customers may not generally accept the RAM industry or Lilium’s passenger or goods transport services;
●	any adverse publicity stemming from any incident involving Lilium or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology;
●	if competitors obtain certification and commercialize their eVTOL vehicles before Lilium;
●	business disruptions and other risks arising from the COVID-19 pandemic and geopolitical events, including the war in Ukraine, and including related inflationary pressures, may impact Lilium’s ability to successfully contract with its supply chain and have adverse impacts on its anticipated costs and commercialization timeline; and/or
●	Lilium’s inability to deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memorandums of understanding or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future.

The foregoing list of factors is not exhaustive. You should also consider carefully the statements set forth in the section entitled “Item 3. Key Information — D. Risk Factors” in this Annual Report. You should not rely on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to publicly revise any forward-looking statement to reflect new information, changed circumstances or events after the date of this Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file periodically with the SEC after the date of this Annual Report.

Additionally, statements that “Lilium believes” or “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable as of the date of this Annual Report, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Lilium nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Annual Report and any subsequent written or oral forward-looking statements that may be issued by Lilium or persons acting on our behalf.

PART I

ITEM  1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM  2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM  3.KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report, including without limitation “Item 5 — Operating and Financial Review and Prospects,” and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. The following risk factors have been organized by category for ease of use; however, many of the risks may have impacts in more than one category.

Risk Factors Summary

The following is a summary of certain, but not all, of the risks that could adversely affect our business, financial condition, results of operations and share price. If any of the risks actually occur, our business could be materially impaired, the trading price of our securities could decline, and you could lose all or part of your investment.

●	We have incurred significant losses and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not achieve or maintain profitability, and there is substantial doubt about the Company’s ability to continue as a going concern.

●	Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our Class A Shares and Public Warrants and dilute our shareholders or introduce covenants that may restrict our operations.
●	The eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market.
●	Our eVTOL aircraft may not be certified by transportation and aviation authorities, including EASA or the FAA.
●	The Lilium Jet may not deliver the expected reduction in operating costs or time savings that we anticipate.
●	The success of our business depends on the safety and positive perception of the Lilium Jets, the establishment of strategic relationships, the convenience of Vertiports and our ability to effectively market and sell RAM services and products.
●	We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our services in a new industry, urban and regional air transportation services. The Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified.
●	The RAM market for eVTOL passenger and goods transport services does not exist; whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential we expect or may grow more slowly than expected.
●	We may be unable to adequately control the costs associated with our pre-launch operations, and our costs will continue to be significant after we commence operations.
●	We may experience difficulties in managing our growth and commercializing our operations.
●	Our business model has yet to be tested or regulatorily approved, and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.
●	We anticipate commencing commercial operations with our fully developed Lilium Jet, if regulatorily approved and certified, which remains under development and has yet to complete the testing and certification process. Any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet, may adversely impact our business plan and our financial condition.
●	Any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.
●	If we are unable to successfully design, manufacture and obtain regulatory approval and certification of our jets, or if the jets we build fail to perform as expected, our ability to develop, market and sell our jets and services could be harmed.
●	Our Lilium Jets require complex software, battery technology and other technology systems that remain in development and need to be commercialized in coordination with our vendors and suppliers to achieve serial production.
●	We will rely on third-party suppliers and strategic partners for the provision and development of key emerging technologies, components and materials used in our Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose to not do business with us at all, or may insist on terms that are commercially disadvantageous, and as a result, we may have significant difficulty procuring and producing our jets.

●	If any of our suppliers become economically distressed or go bankrupt, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase our costs, affect our liquidity or cause production disruptions.
●	Third-party air carriers will operate our Lilium Network services in the U.S., Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets. These third-party air carriers are subject to substantial regulation and laws, and unfavorable changes to, or the third-party air carriers’ failure to comply with, these regulations and/or laws could substantially harm our business and operating results.
●	We are subject to substantial regulation and laws, and unfavorable changes to, or our failure to comply with, these regulations and/or laws could substantially harm our business and operating results.
●	Any inability to operate our Lilium Network services after commercial launch at our anticipated flight rate, on our anticipated routes or with anticipated Vertiports could adversely impact our business, financial condition and results of operations.
●	Our potential customers may not generally accept the RAM industry or our passenger or goods transport services. If we are unable to convince customers of the convenience of our services and generally provide high quality customer service that will be expected of a premium service, our business and reputation may be materially and adversely affected.
●	Adverse publicity stemming from any incident involving us or our competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology, could have a material adverse effect on our business, financial condition and results of operations.
●	Although we hope to be among the first to bring eVTOL RAM jets and services to market, our competitors have also displayed eVTOL technology demonstrators and may gain certification and commercialize their vehicles to allow them to enter the market before us.
●	Business disruptions and other risks arising from the COVID-19 pandemic and geopolitical events, including related inflationary pressures, may impact our ability to successfully contract with our supply chain and have adverse impacts on our anticipated costs and commercialization timeline.
●	We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding MOUs or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, which may lead to reputational harm, reduced revenues or cash payments, or other forms of contractual penalties and, as a result, adversely affect our business and results of operations.

Risks Related to Our Business and Financial Position

We have incurred significant losses and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not achieve or maintain profitability.

We have incurred significant operating losses. Our operating losses were €138.7 million, €400.6 million and €278.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. We expect to continue to incur substantial losses during 2023. Our consolidated financial statements for the year ended December 31, 2022 have been prepared on a basis that assumes we will continue as a going concern, as described in the notes to our consolidated financial statements included elsewhere in this Annual Report. Our current forecast indicates that we do not have sufficient funds to fund our operations for several years. Additionally, we must reach several milestones, including completion of our research and development program, and regulatory approvals, which will have an increased importance as we progress toward commercialization. Consequently, our ability to continue as a going concern is largely dependent on our ability to successfully progress with our business model and to raise additional funds in the near future through a combination of debt financing, equity offerings, partnerships and grant funding. Our forecasts are based on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect or require more significant amounts of capital than anticipated to achieve Type Certification and commercialization of our Lilium Jets. Additionally, we have not yet started commercial operations, making it difficult for us to predict our future operating results, and we believe that we will continue to incur operating losses until at least the time we begin commercial operations. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, expand our existing facilities for technology prototyping and production and as we engage in the following activities:

●	continue to design, certify and produce our Lilium Jet;
●	continue to engage suppliers in the development of aircraft components and commit capital to serial production of those components;
●	finish building our production capabilities to assemble the major components of our jets (the propulsion systems, energy system assembly and aircraft integration), as well as the cost associated with outsourcing production of subsystems and commodity components;
●	continue to close relationships with infrastructure providers to build and develop Vertiport infrastructure, and with third-party operators and other necessary partners, to launch and operate our Lilium Network operations;
●	hire employees in areas such as production, marketing, sales and administration as we reach different milestones on our path towards Type Certification and commercialization of our business;
●	continue to engage with third party providers for design, testing, certification and commercialization of our business;
●	build up inventories of parts and components for our jets;
●	further enhance our research and development capacities to continue the work on our jet’s technology, components, hardware and software performance;
●	continue to test and certify the performance and operation of our jets;
●	work with third-party providers to train pilots, mechanics and technicians in our proprietary jet operation and maintenance;

●	continue to develop our sales and marketing activities in order to establish relationships and work with, among others, customers, leasing companies and private individuals to fill our sales pipeline; and
●	continue to develop our general and administrative functions to support our growing operations and our responsibilities as a public company.

Because we will incur the costs and expenses from these efforts before we receive any associated revenue, our losses in future periods will likely continue to be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in the revenue we anticipate, which would further increase our losses. Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance our future operations, we have concluded that there is substantial doubt about our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Substantial Doubt about the Company’s Ability to Continue as a Going Concern.”

In addition, the current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. If we are unable to raise additional funds through equity, debt or other financings when needed, we may be required to delay, limit, reduce or, in the worst case, terminate our research and development and commercialization efforts and may not be able to fund our continuing operations. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our Class A Shares and Public Warrants and dilute our shareholders or introduce covenants that may restrict our operations.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. As of December 31, 2022, the Company had approximately $220 million of cash available (calculated based on a one euro to 1.07 U.S. dollar exchange rate as of December 31, 2022). We currently estimate that we will require more than $300 million to fund our operations until our first manned flight test of the type conforming aircraft in the second half of 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of securing Type Certification of the Lilium Jet. Our anticipated receipt of substantial pre-delivery payment is subject to several risks and uncertainties, many of which are out of our control.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our products and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our products and services and such demand may never develop. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We will require additional equity or debt financing or government grants or subsidies to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor and customer acceptance of our industry and business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business, both of which could mean that we would be forced to curtail or discontinue our operations.

We may also seek to raise additional capital through the issuance of additional shares or debt securities with conversion rights (such as convertible bonds and option rights). An issuance of additional shares or debt securities with conversion rights could potentially reduce the market price of our securities, and we currently cannot predict the amounts and terms of such future offerings.

Additionally, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility or other debt financing. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. The sale of additional equity or equity-linked securities could dilute our shareholders. Investors purchasing other securities in the future could have rights superior to existing shareholders.

Additional dilution may arise from the acquisition of, or investments in, companies in exchange, fully or in part, for newly issued shares, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future share option programs or the issuance of shares to employees in the context of existing or future employee participation programs.

The eVTOL market may not continue to develop, eVTOL aircraft may not be adopted by the transportation market, eVTOL aircraft may not be certified by transportation and aviation authorities or eVTOL aircraft may not deliver the expected reduction in operating costs or time savings.

eVTOL aircraft involve a complex set of technologies and are subject to evolving regulations, many of which were originally not intended to apply to electric and/or VTOL aircraft. Before any eVTOL aircraft can fly passengers, manufacturers and operators must receive requisite regulatory approvals, including—but not limited to—aircraft Type Certification and certification-related to air service operations (e.g., AOC, etc.). No eVTOL aircraft have passed certification by EASA or the FAA for commercial operations in Europe or the U.S., respectively, and there is no assurance that our current prototype for the Lilium Jet will receive government certification in a way that is market-viable or commercially successful, in a timely manner or at all. Gaining government certification requires us to prove the performance, reliability and safety of our Lilium Jet, which cannot be assured. In addition, the regulatory standards for eVTOL aircraft are under continuing assessment and development by EASA, the FAA and other applicable regulatory agencies and remain subject to change, and we are subject to uncertainty relating to the standards that may ultimately be applicable to the certification and operation of the Lilium Jets, as well as the timeline on which such regulatory standards are developed, implemented and approved by the applicable regulatory agencies. Our operations will also be subject to national, federal, state and municipal licensing requirements and other regulatory measures in each jurisdiction in which we lease Vertiport space, and we may require changes to our proposed Vertiport infrastructure to satisfy licensing or regulatory requirements. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

The success of our business depends on the safety and positive perception of the Lilium Jets, the establishment of strategic relationships, the convenience of Vertiports and our ability to effectively market and sell RAM services and products.

We have not commenced commercial operations, and we expect that our success will be highly dependent on our target customers’ embrace of RAM and eVTOL vehicles, which we believe will be influenced by the public’s perception of the safety, convenience and cost of our Lilium Jets specifically but also of the industry as a whole. As a new industry, the public has low awareness of RAM and eVTOL vehicles, which will require substantial publicity and marketing campaigns in a cost-effective manner to effectively and adequately target and engage our potential customers. If we are unable to demonstrate the safety of our jets, the convenience of our jets or the cost-effectiveness and time-savings of our RAM services as compared with other commuting, goods transportation, airport shuttle or regional transportation options, our business may not develop as we anticipate it could, and our business, revenue and operations may be adversely affected. Further, our sales growth will depend on our ability to develop relationships with infrastructure providers, airlines, other commercial entities, municipalities and regional governments and landowners, which may not be effective in generating anticipated sales, and marketing campaigns can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. If conflicts arise with our strategic counterparties, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our strategic counterparties may develop, either alone or with others, products or services in related fields that are competitive with our products and services.

We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our services in a new industry, urban and regional air transportation services. Our Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified.

Lilium was incorporated in 2015, and we intend to operate in a newly emerging RAM market, which is continuously evolving. We have no experience as an organization in high volume manufacturing of our planned Lilium Jets or operation of a commercially viable RAM service. We cannot assure you that we or our suppliers and other commercial counterparties will be able to develop efficient, cost-efficient manufacturing capability and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully produce and maintain Lilium Jets and provide customers with high-quality customer service across a distributed network of Vertiports. The specifications for the Lilium Jets remain under development, and we currently anticipate developing a lineup of Lilium Jets, including four-passenger and six-passenger models, with differing specifications and design targets.

However, our Lilium Jets are not yet fully operational, and we might not achieve all of our performance targets for one or more of our anticipated configurations of Lilium Jets, which may impact our commercialization timeline and would materially impact our business plan and results of operations. Additionally, the Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified by an applicable regulatory agency. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis. Further, neither we nor our customers will be able to launch commercial services until we have received Type Certification for the Lilium Jet. See also “— We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating” below. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into a new industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and high-quality Lilium Jets and scale that production in a cost-effective manner;
●	obtain the necessary certification and regulatory approvals in a timely manner;
●	build a well-recognized and respected brand;
●	build and maintain a convenient network of Vertiports and provide high quality customer service to our customers;
●	establish and expand our customer base;
●	successfully build an order book of aircraft and aftermarket support agreements with, among others, customers, leasing companies and private aircraft customers;
●	successfully build and operate our intra-city Lilium Network services with our anticipated partners;
●	properly price our services and successfully anticipate the take-up rate and usage of such services by our target customers;
●	successfully maintain and service our Lilium Network fleet, once commercialized, and maintain a good flow of spare parts and qualified technicians;
●	attract, train and maintain pilots, mechanics and technicians trained in our jets and motivate other talented employees to remain with the Company;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	predict our future revenues and appropriately budget for our expenses;

●	anticipate trends that may emerge and affect our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	secure, protect and defend our intellectual property; and
●	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business may be materially and adversely affected.

The RAM market for eVTOL passenger and goods transport services does not exist; whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential we expect or may grow more slowly than expected.

Our estimates for the total addressable market for eVTOL RAM regional passenger and goods transport services are based on a number of internal and third-party estimates, including customers who have expressed interest, assumed prices at which we can offer our jets and services, assumed aircraft development, certification and production figures, our ability to manufacture, obtain regulatory approval and certification, and operate our jets, assumed Vertiport networks available to us in our target markets, assumed safety protocols and redundancies, our internal processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct, and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our RAM passenger transport and goods transport services, as well as the expected growth rate for the total addressable market, may prove to be incorrect, which could negatively affect our operating revenue, costs, operations and potential profitability.

We may be unable to adequately control the costs associated with our pre-launch operations, and our costs will continue to be significant after we commence operations.

We will require significant capital to develop and grow our business, including designing, developing, testing, certifying and manufacturing our aircraft, building our manufacturing plant, securing leases and contractual arrangements for Vertiports and other commercial activities, educating customers on the safety, efficiency and cost-effectiveness of our services and building our brand. Our research and development expenses were €90.3 million, €144.6 million and €175.6 million in 2020, 2021 and 2022, respectively, and we expect to continue to incur significant expenses, which will impact our profitability, including continuing research and development expenses, manufacturing, maintenance and procurement costs, marketing, customer and payment system expenses, and general and administrative expenses as we scale our operations. In addition, we expect to incur significant costs in connection with operating our services, such as our Lilium Network, including scaling out our operations by building and operating a fleet of jets (including, but not limited to, pilot salaries, landing fees, jet maintenance and energy costs), training staff on the operation and maintenance of our aircraft, expanding the Vertiport network and promoting our services. Our ability to become profitable in the future will not only depend on our ability to successfully market our jets and services but also our ability to control our costs. If we are unable to efficiently design, certify, manufacture, market, operate, sell and service our jets and operations, our margins, profitability and prospects would be materially and adversely affected.

We may experience difficulties in managing our growth and commercializing our operations.

We expect to experience significant growth in the scope and nature of our manufacturing and service operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We continue to further strengthen our compliance programs, including our compliance programs related to internal controls, intellectual property management, privacy and cybersecurity. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, responsible personnel, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating.

We need to resolve significant regulatory, operational, logistical and other challenges in order to implement our anticipated business models of: (i) targeting general aviation and business customers as a supplemental business line that we intend to deploy in tailored offerings through private or fractional ownership sales (“Private and Fractional Sales”); (ii) launching our Lilium Network services; and/or (iii) selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers (“Turnkey Enterprise”). We do not currently have infrastructure in place to operate our services, and such infrastructure may not become available at all or at the times or under conditions we anticipate.

Our Lilium Jets have not yet received any EASA or FAA certification/approvals, and we are working through the details of the required airspace, operational authority and other relevant and necessary multinational, federal, national and local government approvals, which are essential to the sale of our jets and the operation of our services. Additionally, the EASA and FAA certification and approval processes may be further impacted by any changes to applicable regulations in the future and may raise requirements, such as range reserve requirements, that may impact our ability to achieve our target specifications or require us to implement design changes in order to obtain such certification and approvals, and could lead to delays in our certification and commercialization timelines.

Any delay in the financing, design, manufacture and commercial launch of our Lilium Jets, any delay in the receipt of all necessary regulatory approvals and certifications, and any determination by a transportation or aviation authority that we cannot manufacture or sell our jets or provide or otherwise engage in the services as we contemplate could materially damage our brand, business, prospects, financial condition and operating results, and may require us to incur additional costs and create adverse publicity for our business. If we are not able to overcome these challenges, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Our business models have yet to be tested or regulatorily approved, and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

Any new business will encounter challenges and difficulties, especially a business pioneer operating in a newly emerging market. Many of these challenges will be beyond our control, including substantial risks and expenses to create a new market, set up operations and educate potential customers about a new market. You should consider the likelihood of our success in light of these risks, expenses, complications and delays discussed in these Risk Factors. There is nothing at this time upon which to base an assumption that our business models will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our business, we expect to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in Lilium is therefore highly speculative and could result in the loss of your entire investment.

We anticipate commencing commercial operations with our fully developed Lilium Jet, if regulatorily approved and certified, which remains under development and has yet to complete the testing and certification process. Any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet, may adversely impact our business plan and our financial condition.

We are currently engaged in a rigorous testing and design program that will be required to substantiate our certification process, and we must conduct and analyze our test flight data before we will be cleared to sell our jets or operate with commercial passengers using our eVTOL jet aircraft. Following each flight test, we analyze the resulting data and determine whether additional changes to the jet design, propulsion, electronic motor, battery and software systems are required. We are engaged in a process of carefully reviewing and implementing preliminary operating data in order to identify and implement changes to our technology demonstrator aircraft in order to ensure optimal safety protocols, battery efficiency, sufficient redundancies and maximum load capacities. Additionally, the Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis.

For example, in February 2020, a fire occurred during maintenance in one of our two technology demonstrators, resulting in the total loss of the aircraft. Although Lilium property was damaged, no injuries or casualties resulted from the fire; however, the damage to our first demonstrator, designated “Phoenix,” caused significant delays in the testing and analysis as we redesigned the energy system in our next generation demonstrator, Phoenix 2, and addressed safety protocols, as further discussed under “Item 4. Information on the Company — B. Business Overview — Our Lilium Jet.” If incidents like these occur during testing, if our remediation measures and process changes are not successfully implemented or if we experience issues with manufacturing improvements or design, certification and safety, the anticipated launch of our commercial operations could be delayed. Any failures of our technology demonstrators to achieve anticipated flight test results could lead to further design changes, and potentially program delays, as we continue to review demonstrator operating data to optimize our aircraft design and reduce program and certification risks.

Any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, certification, manufacture, launch, production and servicing ramp up of our jets and related technology. If further delays arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the progress towards commercialization or delays in increasing production capacity. If we encounter difficulties in scaling our production or servicing capabilities, if we fail to obtain the required batteries from our suppliers that meet the required performance parameters, if our jet technologies and components do not meet our expectations or if we are unable to launch and sell our jets or operate our services before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, we may not be able to achieve our performance targets in aircraft range, speed, payload and noise or launch products on our anticipated timelines, and our business, financial condition and results of operations could be materially and adversely impacted.

In June 2022, we successfully conducted our PDR process, which consisted of a series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. The results of the PDR process have resulted in us implementing certain changes to the specifications and design targets for the Lilium Jet, including certain specifications and design targets we have previously announced publicly. For example, we will reduce the number of engines from 36, as previously disclosed, to 30 engines, and we are adding a landing gear capable of conventional running landing. Additionally, our next development gate, CDR, which we will conduct in 2023, may lead to additional changes to our specification and design targets for the Lilium Jets, which changes could be significant. Such initial and any future changes to the specifications or design targets for the Lilium Jets driven by the PDR, CDR or our continuing development and design activities, or any delays we face in completing our CDR and related reviews, may result in delays in our ability to begin contracting with additional suppliers and the certification, production and commercialization of our Lilium Jets. Further, the announcement of changes to our previously publicized specifications and design targets could lead to reputational harm and diminished confidence in our development processes by market participants and prospective customers. If we experience any such changes or delays, our business, financial condition and results of operations could be materially and adversely affected.

Although we hope to be among the first to bring eVTOL RAM jets and services to market, our competitors have also displayed eVTOL technology demonstrators and may gain certification and commercialize their vehicles to allow them to enter the market before us.

We face intense competition to be among the first to bring our eVTOL RAM jets and services to market, as further discussed under “Item 4. Information on the Company — Competition.” Some of our current and potential competitors may have greater financial, technical, manufacturing, regulatory, marketing and other resources than we do, which may allow them to deploy greater resources to the design, certification, development, regulation, manufacturing, promotion, sales, marketing and support of their eVTOL vehicle fleet and customer services. Additionally, some of our competitors may have greater name recognition, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors may also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our jets and our customer services, and they may secure more convenient, exclusive use of Vertiports than we are able to secure. These competitors may also secure intellectual property related to eVTOL jets and related services. There has been some consolidation in the industry, for example, Joby Aviation’s acquisition of Uber Elevate and partnership with Uber in December 2020, and further consolidation may result in even more resources being concentrated in our competitors. We cannot provide assurances that our eVTOL jets or services will be among the first to market. Even if our eVTOL RAM jets or services are among the first to market, we may not receive any competitive advantage, or our potential customers may not choose our jets or services over those of our competitors or over other transportation options, such as helicopters, or terrestrial passenger options like cars, trains, buses or subways or other goods delivery methods such as trucking, van, car or unmanned drones. Further, our competitors may obtain larger scale capital investment than we have access to, and they may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft, making it easier for them to obtain the permits and authorizations required to operate a service in the markets in which we intend to launch or in other markets.

Any inability to operate our Lilium Network services after commercial launch at our anticipated flight rate, on our anticipated routes or with anticipated Vertiports could adversely impact our business, financial condition and results of operations.

Even if we complete the development, certification, manufacture and commercial launch of our Lilium Network operations, we will be dependent on one jet design platform and jets that we manufacture. To be successful and satisfy the assumptions in our business plan, it will be necessary to maintain a sufficient service operation rate consisting of a minimum number of flights per day per jet across a distributed Vertiport infrastructure, which will be negatively impacted if we are not able to operate our flight services for any reason. We or our customers may be unable to operate the anticipated service operation rate for a number of reasons, such as unexpected weather patterns, maintenance issues, pilot error, design and electronic motoring flaws, airway access restrictions, natural disasters, changes in governmental regulations or in the status of our regulatory certifications and approvals or applications or other events that force us to suspend or delay services. At launch, we expect our jets will be certified for Visual Flight Rule conditions, which means that they will have reduced operations under adverse weather conditions such as storms, fog or heavy precipitation, with enhanced certification planned soon after launch. We intend to extend our certification to all-weather capabilities, although we may be unable to do so, and to receive certification, we may incur significant costs to improve the climate resiliency of our jets and the Vertiports. The Vertiports in Florida may be located in areas susceptible to hurricanes and sudden storms, as well as related flooding, and Vertiports in Germany may be located in areas prone to freezing and snowstorms, the occurrence of any of which could result in costs and loss of revenue. The potential physical effects of climate change, such as increased frequency and severity of storms, fog, mist, freezing conditions and other climate-related events, could affect the frequency of our operations and cause delays and cancellations to our services, which would materially impact our operations, public perception and market image and financial results. If we need to replace any components or hardware in our jets, many of which will be bespoke or custom-produced by or for us, there are limited numbers of replacement parts available, some of which have significant lead time associated with procurement or manufacture, so any unplanned failures could result in reduced jet service and significant delays to our planned growth.

A failure to increase air traffic capacity in key markets could cause capacity limitations for our third-party operators and limit demand from private customers for our Lilium Jets. Weaknesses in existing air traffic control systems, including outdated procedures and technologies, may limit flight capacity, causing delays and disruptions for our customers and third-party operators. We, along with our customers and third-party operators, may compete with other eVTOL and traditional air transit companies for airspace in an evolving regulatory framework. An inability of us, our customers and our third-party operators to secure sufficient airspace to operate the Lilium Jets as intended could reduce demand for our goods and services and adversely impact our business, financial condition and results of operations.

Our potential customers may not generally accept the RAM industry or our services. If we are unable to convince customers of the convenience of our services and generally provide high quality customer service that will be expected of a premium service, our business and reputation may be materially and adversely affected.

As a partially vertically-integrated business, we intend to provide our customers with direct customer service at branded and third party-operated Vertiports in our Lilium Network business line, including sales, payment, scheduling, on-site service, pre-boarding lounges and post-boarding customer support, as well as first-mile and last-mile integration with airports, train stations, bus terminals and urban transport systems. Some of these systems that we intend to operate remain under development and may be difficult to complete with the envisioned functionality and usability that we currently intend to provide. We anticipate that other on-site customer services at our Vertiports, like security, refreshments and baggage handling, will be carried out through third parties selected by us. We may be unable to integrate these third-party services in our service offering at launch, or at all, at favorable prices, which could reduce the customer appeal of our services. Further, although such third parties may have experience in servicing other transportation services, they will initially have limited experience in servicing our jets and interfacing with our customer portal. Our service arrangements may not adequately address the service requirements of our customers to their satisfaction, or we and our third-party service operators may not have sufficient resources to meet these service requirements in a timely manner as the number of Vertiports in our network increases. Our business and our brand will be affiliated with these third-party service operators, and we may experience harm to our reputation if these operators provide our customers with poor service, negative publicity, accidents or safety incidents. Further, if we are unable to establish a widespread Vertiport network that complies with applicable laws, our customers’ receptivity to our service, ease of use and general satisfaction levels could be adversely affected, which in turn could materially and adversely affect our reputation and thus our sales, results of operations and prospects.

Lilium has limited experience negotiating commercial agreements with airline and private aircraft customers in our Turnkey Enterprise and Private and Fractional Sales business lines, and failure to effectively contract with prospective customers on acceptable terms may have an adverse impact on our business, financial condition and results of operations.

Our ability to grow our business, expand our relationships with prospective customers and generate revenue from our anticipated commercial operations will depend, to a significant extent, on the success of our commercial and marketing teams in identifying target customers, including airline and private aircraft customers, and our ability to effectively contract with such persons on acceptable terms. Our commercial team has limited experience in negotiating commercial agreements with prospective airline and private aircraft customers with regard to the Lilium Jet and, given the novelty of our products and the early stage of our business activities, negotiating and closing purchase and other agreements for the Lilium Jets and related aftermarket agreements with airline and private customers through our Turnkey Enterprise business line and other business models may require experience that we currently do not have. We plan to continue to further expand our experience in this area but may not be able to recruit and hire sufficient competent personnel with the requisite skills, which may adversely affect our ability to expand such capabilities. In addition, the hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Any failure to further develop and expand our commercial contracting experience could harm our growth prospects and ability to achieve or sustain profitability. For example, due to such inexperience, we may not be able to agree to future commercial contracts on acceptable terms or at all. Any such failure to expand and mature our sales and marketing function and contracting experience could have an adverse effect on our business, financial condition and results of operations.

We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding MOUs or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, which may lead to reputational harm, reduced revenues or cash payments or other forms of contractual penalties and, as a result, adversely affect our business, financial condition and results of operations.

Although the Lilium Jet remains under development, we have commenced the process of discussing contracts and entering into non-binding MOUs and term sheets and binding agreements with prospective customers, as well as non-binding and binding agreements and arrangements with suppliers, regarding the production, sale and commercialization of the Lilium Jet. Although MOUs and term sheets are non-binding, they may contain anticipated design specifications and timelines for delivery of Lilium Jets to be covered by the definitive agreements entered into pursuant to such MOUs or term sheets. Our binding contracts to sell Lilium Jets may provide for anticipated design specifications and delivery timelines. These binding contracts may also provide for our receipt of pre-delivery payments upon the occurrence of various milestones achieved by Lilium. If we are unable to deliver the Lilium Jets under contract within the timeframes required or at all, we may be unable to collect such pre-delivery payments or may need to return pre-delivery payments we have received.

Additionally, in our agreements with customers, or in connection with our arrangements with suppliers, we may commit to certain design specifications and parameters for the Lilium Jet that will be binding on us. If we are not able to deliver Lilium Jets or commit to delivery of Lilium Jets on the timelines or with the specifications identified in such binding contractual agreements we have entered into or may enter into in the future, we may be subject to contractual penalties or liabilities associated with such delays or altered specifications. In the case of MOUs or term sheets, we may not be able to enter into definitive agreements for such arrangements acceptable to our counterparties on the terms contemplated by the MOUs or term sheets or at all. Additionally, any failure to meet any binding or anticipated contractual commitments relating to the Lilium Jet that we have entered into or may enter into in the future may lead to reputational harm, as well as a reduction in the revenues or cash payments that we anticipate receiving from such relationships. As a result, any such occurrences could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology, could have a material adverse effect on our business, financial condition and results of operations.

Electric aircraft are based on complex technology that requires skilled pilot operation and maintenance. Like any aircraft, they may experience operational or process failures and other problems, including through adverse weather conditions, unanticipated collisions with foreign objects, manufacturing or design defects, pilot error, software malfunctions, cyber-attacks or other intentional acts that could result in potential safety risks. Any actual or perceived safety issues with our jets, other electric aircraft or eVTOL aircraft, unmanned flight based on autonomous technology or the RAM industry generally may result in significant reputational harm to our business, in addition to tort liability, increased safety infrastructure and other costs that may arise. The electric aircraft industry has had several accidents involving prototypes. Our first Phoenix demonstrator was destroyed by a ground-maintenance fire in February 2020. Additionally, in February 2022, the technology demonstrator eVTOL aircraft of Joby Aviation, one of our competitors, was involved in an accident during flight testing. Eviation’s prototype eVTOL vehicle caught fire during testing in January 2020; a small battery-operated plane operated by Avinor and built by Slovenia’s Pipistrel crashed in Norway in August 2019; and an electric-motor experimental aircraft built by Siemens and Hungarian company Magnus crashed in Hungary in May 2018, killing both occupants. We are at risk of adverse publicity stemming from any public incident involving our company, our jets, our employees or our brand. If our personnel or one of our jets, or the personnel or vehicles of one of our competitors, were to be involved in a public incident, accident or catastrophe, the public perception of the RAM industry or eVTOL vehicles specifically could be adversely affected, resulting in decreased customer demand for our jets or services, significant reputational harm or potential legal liability, which could cause a material adverse effect on our sales and service volumes, business and financial condition. Although our insurance partially covered the damage caused by the February 2020 ground-maintenance fire, the insurance we carry may be inapplicable or inadequate to cover any such losses from incidents, accidents or catastrophes in the future. If our insurance is inapplicable or insufficient to cover any future incidents, we may be forced to bear substantial losses from an incident or accident.

If we are unable to successfully design and manufacture our jets, our business will be harmed.

We are expanding our technology demonstrator manufacturing facility near Munich, and we expect to start assembly of our type conforming aircraft for testing and certification in 2023. We have signed supply agreements with Tier 1 aerospace suppliers such as Toray Industries, Aciturri Aerostructures, Aeronamic, Aernnova, Astronics, Ratier Figeac (Collins Aerospace Group), Diehl Aviation, Expliseat, GKN Aerospace, L3 Harris, Honeywell Aerospace, Magnaghi Aeronautica, CUSTOMCELLS and Perryman. Further, we have entered into arrangements with many other Tier 1 and Tier 2 aerospace suppliers for the design, development, manufacturing and testing for parts and components for the Lilium Jet. We are also in discussions with additional manufacturing and outsourcing partners, as discussed under “Item 4. Information on the Company — Business Overview — Vendors and Suppliers.”

Many of the parts and components we require will be custom-made for our jets at our production facilities or the production facilities of our outsourcing partners and suppliers; the equipment used to produce these parts and components would be costly to replace and could require substantial lead time to replace and qualify for use. We may not be able to successfully develop commercial-scale manufacturing capabilities internally or supply chain relationships with our intended Tier 1 suppliers or other suppliers. Other parts and components will be off-the-shelf products manufactured for the airline industry and are readily substituted. Our production facilities and the production facilities of our outsourcing partners and suppliers may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our jets for some period of time. The inability to manufacture our jets or the backlog that could develop if our production facilities and the production facilities of our outsourcing partners and suppliers are inoperable for even a short period of time may result in delays in our intended launch or scale-out plans or harm our reputation. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

If the Lilium Jets we build fail to perform as expected, our ability to develop, market and sell our services could be harmed.

Once we commence serial production, our jets may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, service outages and design changes. Further, our Lilium Jets may be impacted by various performance factors that could impair customer satisfaction or cause delays or disruptions to our services, such as wind gusts during take-off and landing, turbulent air during flight, foreign object damage, fan stall or wing flutter, overloading, hail and bird strike, sub-optimal battery performance or excessive noise. If our Lilium Jets fail to perform as expected, we may need to delay launch of commercial operations, reduce our roll out plans and commercial expansions or limit the number of flights or geographic scope of our services, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our services, reducing our anticipated sales and revenue.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Lilium brand and sell consumers on the safety, convenience and cost-effectiveness of our RAM services. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Our ability to develop, maintain and strengthen the Lilium brand will depend heavily on the success of our marketing efforts. When it launches, we expect the RAM industry to be intensely competitive, with a strong first-mover advantage, and we may not be among the first to sell our jets or launch our services, or we may be unsuccessful in building, maintaining and strengthening our brand. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are highly dependent on our management and senior leadership team, and the loss of our executives or other key employees could harm our ability to implement our strategic plan and adversely affect our business, financial condition and results of operations.

Our success depends, to a large degree, on the skills of our management and senior leadership team and our ability to retain, recruit and motivate key executives and employees. Our management and senior leadership team have significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes may occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit qualified personnel. Competition for senior executives and skilled personnel in the eVTOL and aerospace industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to ensure the continued growth of our business. To attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition and results of operations. The loss of the services of any executive or other key personnel, the inability to recruit and retain qualified personnel in the future or an increase in compensation benefits could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our key employees and qualified personnel; our operations may be severely disrupted if we lose their services.

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

There may be a shortage of trained pilots and qualified mechanics, which could reduce demand for our products and services and harm our business, and we may be unable to implement our growth plans.

Throughout the aviation industry, there is a shortage of trained pilots and qualified aircraft mechanics. Our ability to sell our products and services will depend, in part, on the ability of customers and other operators of Lilium Jets to find, recruit and train pilots qualified to operate our Lilium Jets and mechanics qualified to perform the requisite maintenance activities, for which we, along with our customers and other operators of our Lilium Jets, will compete with airlines and other air mobility and transportation services companies, some of which will offer wages or benefit packages exceeding what we, our customers and other operators of Lilium Jets will offer. We intend to work with third parties to train pilots, mechanics and technicians in our proprietary jet operation and maintenance. However, if we, along with our customers and other operators of Lilium Jets, are unable to hire, train and retain qualified pilots and qualified mechanics, our business could be harmed, and we may be unable to implement our growth plans.

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

We face risks related to health epidemics, including the COVID-19 pandemic.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the COVID-19 pandemic. The impact of COVID-19, including continuing changes in consumer and business behavior, unease with shared transport, pandemic fears and market downturns, supply chain disruptions, shortages of raw materials and finished goods, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity as well as significant inflationary pressures. The COVID-19 pandemic continues to disrupt the manufacturing, delivery and overall supply chain for manufacturers and suppliers and has led to a global decrease in personal and business travel around the world.

We may continue to experience an adverse impact to our business as a result of COVID-19’s global economic impact, including any recession that has occurred or may occur in the future. COVID-19 could also affect the operations of our suppliers and business partners, which has resulted and may continue to result in delays or disruptions in the supply chain of our components, parts and materials and which could delay the development and rollout of a Vertiport network and commercial operations, which would have an adverse impact on our business and financial condition. We also continue to experience the impact of higher inflation rates, and there can be no assurance that the impacts of the COVID-19 pandemic on our supply chain will normalize.

Additionally, difficult macroeconomic conditions, such as decreases in discretionary travel, per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of COVID-19, could have a material adverse effect on the demand for our services. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing our RAM services.

There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand and harm our business and results of operations.

We expect to face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. We will transmit and store confidential and private information of our employees, suppliers, customers and other third parties, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

We are in the process of adopting strict information security policies and deploying advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication of our services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information or even subject us to fines and penalties. Additionally, complying with various laws and regulations could cause us to incur substantial costs or require that we change our business practices, including our data practices, in a manner adverse to our business.

Further, we will need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the EU adopted the General Data Protection Regulation (the “GDPR”), which became effective on May 25, 2018, and the State of California adopted the California Consumer Privacy Act of 2018 (the “CCPA”), which was amended in November 2020 to provide additional privacy protections. Additional U.S. states are likely to adopt measures similar to the CCPA in the near term. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly. Any failure to comply with these regulatory standards could subject us to legal and reputational risks.

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

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and data, both personal and proprietary, processed by us or third-party vendors.

We are at risk for interruptions, outages and breaches of the following systems, which are either owned by us or operated by our third-party vendors or suppliers:

●	operational systems, including business, financial, accounting, enterprise resource, product development, data processing or production processes;
●	facility security systems;
●	aircraft technology, including powertrain and avionics and flight control software;

●	the integrated software in our aircraft;
●	personal data;
●	proprietary data; and/or
●	our digital platform.

The occurrence of any such incident could disrupt our operational systems, result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information, compromise personal information of customers, employees, suppliers or others, jeopardize the security of our facilities or affect the performance of in-product technology and the integrated software in our jets.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, secure Type Certification for our jets, deliver and service our jets, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

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

Our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties and progress to the production, manufacturing and commercialization of the Lilium Jets could be adversely affected by events outside of our control, such as natural disasters, wars, including the ongoing war between Russia and Ukraine, health epidemics like COVID-19 and other calamities. Any such event could result in disruptions to our business and operations, create inflationary pressures that adversely affect our anticipated unit and production costs, impact our ability to successfully contract with our supply chain, have adverse impacts on our anticipated costs and commercialization timeline, and may affect our ability to raise additional capital in a timely and cost-effective manner. Existing or additional government actions, including sanctions taken in response to such events, could adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection and design efforts, if any such events directly or indirectly impact our corporate, research and development or anticipated production facilities or operations. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as impair our ability to meet our target certification and commercialization timelines, any of which could adversely affect our business, financial condition and results of operations.

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

Our Lilium Jets will use a substantial amount of third-party and in-house software codes and complex hardware to operate. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been implemented. We have a limited frame of reference by which to evaluate the long-term performance of our software and hardware systems and our jets, and we may be unable to detect and fix any defects in the jets prior to commencing commercial operations. The development and on-going monitoring of such advanced technologies is inherently complex, and we will need to coordinate with our vendors and suppliers in order to complete full-scale production. Our potential inability to develop the necessary software and technology systems may harm our competitive position or delay the certification or manufacture of our jets.

We are relying on third-party suppliers to develop a number of emerging technologies for use in our products, including lithium-ion battery technology. Although many of these technologies are already commercially viable, and initial measurements of our battery supplier have yielded promising results, the final technology of our batteries and other sub-systems is still under development, and the design is not yet finalized, and we are not sure when such design will be finalized. The final cell design of our suppliers may not be able to meet the safety, technological, economical or operational requirements to support the regulatory requirements and performance assumed in our business plan. Any failure of our battery technologies to meet anticipated performance parameters may require us to modify the design specifications of our aircraft or to use alternative battery technologies sourced from other third-party suppliers, any of which could result in delays in the completion of our certification and commercialization activities, which could have an adverse effect on our business, financial condition and results of operations.

We are also relying on third-party suppliers to commercialize these technologies (such as battery cell technology) at the volume and costs we require to launch and ramp-up our production. Our suppliers may not be able to meet the production timing, volume requirements or cost requirements we have assumed in our business plan. Our third-party suppliers could face other challenges, such as the lack of raw materials or machinery, the breakdown of tools in production or the malfunctioning of technology as they ramp up production. As a result, our business plan could be significantly impacted, and we may incur significant delays in production and full commercialization, which could adversely affect our business, prospects and results of operations.

The success of our business may depend in part on our ability to realize the strategic relationships for which we have entered into non-binding MOUs and term sheets with various third parties.

We have entered into non-binding MOUs or term sheets with certain prospective strategic counterparties, including Saudi Arabian Airlines Corporation (“SAUDIA”), Bristow Group Inc., Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) and NetJets Inc. (“NetJets”), pursuant to which we anticipate negotiating final commercial terms and ultimately entering into definitive agreements to expand the commercialization of the Lilium Jet in launch markets and business models. These non-binding arrangements, and similar arrangements that we may enter into in the future, are an important part of our growth strategy, and any definitive agreements we negotiate and enter into on the basis of such MOUs and term sheets will be important to our ability to achieve and maintain profitability. In connection with such arrangements, it is common for the parties to initially agree to a non-binding MOU or term sheet, to be followed by definitive agreements, if the parties are able to align on remaining commercial terms and satisfy certain conditions. The failure to enter into definitive agreements with the counterparties to our MOUs or term sheets, or the termination of the MOUs or term sheets, may have a material adverse effect on our business and could result in changes to our business strategy, reputational harm and a negative impact to the price of our Class A Shares or Public Warrants, including to the extent we are not able to realize on previously announced plans or arrangements. Further, such developments could require us to reassess or alter our business strategy, which could delay the commercialization of the Lilium Jets. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our Lilium Jets will make use of lithium-ion battery cells, which can possibly catch fire or vent smoke and flame.

We anticipate the battery packs within our Lilium Jets will use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting gas, smoke and flames in a manner that can ignite or rupture nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain cell failure, a failure of battery packs in our jets could occur or batteries could catch fire during production or testing, which could result in bodily injury or death and property damage and could subject us to lawsuits, regulatory challenges or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for aircraft applications, the social and environmental impacts of cobalt mining or lithium mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, could seriously harm our business and reputation.

We will rely on third-party suppliers and strategic partners for the provision and development of key emerging technologies, components and materials used in our Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers. If any of these prospective suppliers or strategic partners choose to not do business with us at all, or insist on terms that are commercially disadvantageous, we may have significant difficulty in procuring and producing our jets, and our business prospects would be harmed.

Third-party suppliers and strategic partners will provide key components and technology to the Lilium Jets. Collaborations with strategic partners are necessary to successfully commercialize our existing and future products. If we are unable to identify or enter into agreements with strategic partners for the development of key technology or if such strategic partners insist on terms that are commercially disadvantageous, including for example the ability to freely commercialize jointly owned intellectual property, we may have significant difficulty in procuring and producing our jets or technologies, components or materials used in our jets. The terms of our existing collaboration agreements typically include one or more of the following: joint ownership of the new intellectual property; assignment of the new intellectual property to either us or the collaborator; either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator; and other restrictions on our or our collaborator’s use of developments, such as non-competes and time or milestone limited exclusivity provisions. If we are unable to negotiate exclusivity regarding the technology developed under these collaborations, our competitors may be able to access the technology that is owned, solely or jointly, by our collaborator.

In addition to our collaborations, we will be substantially reliant on our relationships with our suppliers for the parts and components in our jets. If any of these prospective suppliers choose to not do business with us at all, or insist on terms, including pricing and payment terms, that are commercially disadvantageous, we may have significant difficulty in procuring and producing our jets, and our business prospects would be harmed. If our suppliers experience any delays in providing us with or developing necessary components, or if our suppliers are unable to deliver necessary components in a timely manner and at prices, quality and volumes acceptable to us, we could experience delays in manufacturing or servicing our jets, delivering on our timelines and launching and scaling up as anticipated, which could have a material adverse effect on our business, prospects and operating results.

While we plan to obtain components from multiple sources whenever possible, we may purchase many of the components used in our Lilium Jets from a single source. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components for our single source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to us. Additionally, we could experience delays if our suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production or servicing of our jets until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes and other factors beyond our control or which we do not presently anticipate could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs.

Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of COVID-19 or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surges in demand for any particular part or component, increases in prices or the impact of inflation, the imposition of regulations, quotas, restrictions or embargoes on components, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the parts and components sourced through the supply chain, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities, trade embargos and other services. Further, the impact of the ongoing COVID-19 situation and broader inflationary environment has had, and may continue to have, adverse impacts on our supply chain, which could put pressure on our unit costs in the future and increase upfront payments to our suppliers. Additionally, any future updates or modifications to the anticipated design of the Lilium Jet may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

We have entered into or modified arrangements with certain suppliers and other business partners, pursuant to which we have agreed to incur certain non-recurring expenses that expose us to the credit risks of such suppliers.

We have entered into or modified arrangements with certain suppliers and other business partners on whom we rely for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, pursuant to which we will prepay certain non-recurring expenses. These upfront payments of non-recurring expenses expose us to the credit risks of our suppliers and reduce our chances of obtaining the benefits of such costs in the case that these suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions. In such cases, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Moreover, we may have difficulty recovering any such upfront payments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, any such disruption could affect our ability to deliver jets and could increase our costs and negatively affect our liquidity and financial performance.

If any of our suppliers become economically distressed or go bankrupt, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase our costs, affect our liquidity or cause production disruptions.

We expect to purchase various types of equipment, raw materials and manufactured component parts from our suppliers. If these suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect our ability to deliver jets and could increase our costs and negatively affect our liquidity and financial performance.

Risks Related to Our Intellectual Property

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology. Despite our efforts to protect our proprietary rights, third parties, employees and contractors may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights or those rights are not enforceable. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take are aimed to prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, including significant amounts of time from our key executives and management, and may not have the desired outcome.

Patent, trademark and trade secret laws vary significantly throughout the world. Some countries do not protect intellectual property rights to the same extent as do the laws of the U.S. and EU. Therefore, we may not be able to secure certain intellectual property rights in some jurisdictions, and our intellectual property rights may not be as strong or as easily enforced outside of the U.S. and the EU. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our anticipated revenue, which would adversely affect our business, prospects, financial condition and operating results.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed or plan to file a particular patent application or if we are the first party to file such a patent application. If another party has filed a patent application for the same subject matter as we have, or similar subject matter is otherwise publicly disclosed, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue or that our issued patents will afford protection against competitors with similar technology or will cover certain aspects of our products. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies.

We cannot assure you that we will be granted patents pursuant to our pending applications or those we plan to file in the future. Even if our patent applications succeed and we are issued patents in accordance with them, these patents could be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could result in refusal or invalidation of our patent applications. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell, lease or market our jets or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents (including non-practicing entities or other patent licensing organizations), trademarks or other intellectual property regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease manufacturing our jets, or discontinue use of certain components in our jets, or cease offering services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our jets or other customer service offerings; and/or
●	establish and maintain alternative branding for our jets or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. Additionally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. Similarly, if our suppliers become party to suits and claims alleging violations or infringements upon a third party’s intellectual property rights, we may be unable to obtain necessary components or technology, and the production and commercialization of the Lilium Jet may be materially delayed, or we may incur substantial costs finding alternatives.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed by other aeronautics, aircraft or transportation companies or by suppliers to these companies. We may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or our work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs, delays and demand on management resources.

Risks Related to the Regulatory Environment in which Lilium Operates

We are subject to substantial regulation, and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.

Our eVTOL jets and the operation of our services by us or in certain jurisdictions by our local AOCs or airline customers and third-party operators will be subject to substantial regulation in the jurisdictions in which our eVTOL jets will operate. We expect to incur significant costs in complying with these regulations. Regulations related to the eVTOL industry, including aircraft certification, production certification, passenger operation, flight operation, airspace operation, security regulation and Vertiport regulation, are currently evolving, and we face risks associated with the development and evolution of these regulations.

Our jets must be certified by national civil aviation authorities, such as EASA and the FAA, as further discussed under “Item 4. Information on the Company — B. Business Overview — Regulation — Aircraft Certification.” Operating our jets in the U.S. and Europe and providing our services must comply with U.S. and European laws, regulations, safety standards and customer service regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Our failure to obtain or maintain certification for our jets or infrastructure would have a material adverse effect on our business and operating results. In addition to obtaining and maintaining certification of our jets, we and our third-party air carriers will need to obtain and maintain operational authority necessary to provide RAM services. A transportation or aviation authority may determine that we and/or our third-party air carriers cannot manufacture, provide or otherwise engage in the services as we contemplated. The inability to implement our envisioned services could materially and adversely affect our results of operations, financial condition and prospects.

To the extent the laws change, our jets and our services may not comply with applicable U.S., European, international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

When we expand beyond the U.S. and the EU, such as any prospective expansion into Brazil, there will be Brazilian laws and regulations we must comply with, and there may be laws and regulations in other jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our operations or business practices or that are difficult to interpret and change rapidly. Continued regulatory limitations and other obstacles interfering with our business operations could have a negative and material impact on our business, prospects, financial condition and results of operations.

Third-party air carriers will operate our Lilium Network services in the U.S., Europe, the Kingdom of Saudi Arabia, the United Kingdom and Brazil, among other countries, using the Lilium Jets. These third-party air carriers are subject to substantial regulation and laws, and unfavorable changes to, or the third-party air carriers’ failure to comply with, these regulations and/or laws could substantially harm our business and operating results.

Non-U.S. citizen air carriers cannot engage in air transportation services within the U.S., and there may be similar laws in other applicable markets. Accordingly, our strategy for service offerings in the U.S. and the European, Saudi Arabian and Brazilian markets involves strategic relationships with third-party U.S. citizens (as “citizen of the United States” is defined in 49 U.S.C. § 40102(a)(15)) or EU, Saudi Arabian or Brazilian air carriers, respectively, which will be responsible for providing the aircraft services using the Lilium Jets. These third-party air carriers are subject to substantial regulation and laws, and unfavorable changes to, or the third-party air carriers’ failure to comply with, these regulations or laws could substantially harm our business and operating results. Further, although third-party air carriers may have experience in providing air transportation services, they will initially have limited experience in operating our Lilium Jets. Our arrangements with third-party air carriers may not adequately address the operating requirements of our customers to their satisfaction. Given that our business and our brand will be affiliated with these third-party air carriers, we may experience harm to our reputation if these third-party air carriers provide customers with poor service, receive negative publicity or experience accidents or safety incidents. Further, under U.S. law and the policy of the U.S. Department of Transportation, U.S. citizens must have actual control of U.S. air carriers, and thus there are limits on our ability to exercise control over any U.S. air carriers we collaborate with in connection with our U.S. operations. Any determination by a transportation or aviation authority that we cannot provide or otherwise engage in the services as we contemplated could materially affect the services we intend to offer and could adversely affect our results of operations, financial condition, business and prospects.

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

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), European anti-bribery and corruption laws and other anti-corruption laws and regulations. The FCPA and European anti-bribery and corruption laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient, and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Additionally, the imposition of and changes in economic sanctions laws in the future could adversely impact our business and the market price of our Class A Shares and Public Warrants.

We will be subject to governmental export and import control laws and regulations as we expand our suppliers and commercial operations outside the U.S. and Europe.

Our Lilium Jets will be subject to export control and import laws and regulations, which must be made in compliance with these laws and regulations. For example, we may require licenses to import or export our jets, components or technologies to our production facilities and may experience delays in obtaining the requisite licenses to do so. Periodic audits and audits in connection with the application for licenses by governmental authorities may increase areas of noncompliance that could result in delays or additional costs. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to additional audits, substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers, any of which could have an adverse effect on our business, financial condition and results of operations.

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

As a company registered in the Netherlands with our headquarters in Germany, our business is subject to risks associated with conducting business outside of the U.S. Many of our suppliers and service providers are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing and changing regulatory requirements for product approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property and proprietary rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, economic sanctions, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;
●	workforce uncertainty in countries where labor unrest is more common than in the U.S.;
●	litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires.

Additionally, due to the international scope of our operations, fluctuations in exchange rates, particularly between the euro and the U.S. dollar, may adversely affect us. Although we are headquartered in Germany, we source many critical services in the U.S. and other jurisdictions. Further, potential future revenue may be derived from abroad, particularly from the U.S., the United Kingdom, the Kingdom of Saudi Arabia and Brazil. As a result, our business and the price of our Class A Shares and Public Warrants may be affected by fluctuations in the foreign exchange rates not only between the U.S. dollar and the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. Our overall success as a global business depends on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. These and other factors could harm our operations and, consequently, materially impact our business, results of operations and financial condition.

Risks Associated with Lilium Being a U.S. Public Company incorporated in the Netherlands

We will need to further improve our operational and financial systems to support our expected growth, increasingly complex business arrangements and rules governing revenue and expense recognition, and any inability to do so will adversely affect our billing and reporting.

To manage the expected growth of our operations and increasing complexity, we will need to further improve our operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly. The increased costs will increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

We have identified material weaknesses in our internal control over financial reporting. Failure to remediate such material weaknesses or to otherwise maintain an effective system of internal control over financial reporting could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a U.S. public company incorporated under the laws of the Netherlands, we are required to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Nasdaq regulations, SEC rules and regulations, the Dutch laws and regulations (including the Dutch Civil Code (the “DCC”) and the DCGC), expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports on a timely basis and are important to help prevent financial fraud.

Our management have concluded that neither our disclosure controls and procedures nor our internal controls over financial reporting were effective for the fiscal year 2022 because we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation plans and actions to date, see “Item 15. Controls and Procedures.”

While we are taking steps to remediate the material weaknesses, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Further, we anticipate that the process of maturing our accounting and financial functions and infrastructure will result in additional costs, including professional fees and internal costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. Finally, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Our management has limited experience in operating a U.S. public company and a Dutch N.V.

Our management has limited experience in the management of a U.S. public company and a Dutch N.V. Our management team may not successfully or effectively manage our obligations as a U.S. public company that is subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of our Company. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Class A Shares and Public Warrants.

If we fail to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Class A Shares and Public Warrants. For example, failing to meet the minimum closing bid price of $1.00 for 30 consecutive trading days constitutes non-compliance with a Nasdaq continuing listing standard. On March 1, 2023, the closing bid price for our Class A Shares was below $1.00 and has remained so as of the date of filing this Annual Report. The closing price of our Class A Shares on March 27, 2023 was $0.6723. If we fail to comply with the minimum closing bid price requirement, Nasdaq will send us a deficiency notice, and thereafter, if our Class A Shares do not close at a minimum bid price of $1.00 or more for ten consecutive trading days within 180 calendar days of our receipt of such deficiency notice, Nasdaq may institute proceedings to delist our Class A Shares.

A delisting would likely have a negative effect on the price of our Class A Shares and Public Warrants and would impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below Nasdaq’s minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We are an “emerging growth company,” and our reduced SEC reporting requirements may make our shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of Class A Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, such as an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our securities less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our securities less attractive as a result, there may be a less active, liquid and/or orderly trading market for our Class A Shares and Public Warrants, and the market price and trading volume of our securities may be more volatile and decline significantly.

As a foreign private issuer, we will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. domestic public company, which may limit the information available to our shareholders.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. As long as we are a foreign private issuer, we will not be required to obtain shareholder approval for certain dilutive events, such as the establishment or material amendment of certain equity-based compensation plans, we will not be required to provide detailed executive compensation disclosure in our periodic reports, and we will be exempt from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities.

We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

As a foreign private issuer, we will be permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, including those that require listed companies to: have a majority of independent directors (although all of the members of the audit committee must be independent under the Exchange Act) and independent director oversight of executive compensation, nomination of directors and corporate governance matters; have regularly scheduled executive sessions with only independent directors; and adopt and disclose a code of ethics for directors, officers and employees. Accordingly, our shareholders may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements. See also “Item 16 — Corporate Governance” and Exhibit 2.1 to this Annual Report, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.”

Risks Related to Ownership of Our Class A Shares and Public Warrants

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our Class A Shares and Public Warrants.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation, could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our Class A Shares and Public Warrants.

We are required to disclose changes made in our internal controls and procedures, and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation, which could negatively affect our business and the market price of our Class A Shares and Public Warrants. See also “— Risks Associated with Lilium Being a U.S. Public Company incorporated in the Netherlands — We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies” above.

The market price and trading volume of our Class A Shares and Public Warrants may be volatile and could decline significantly.

Stock markets, including Nasdaq, on which our Class A Shares and Public Warrants are listed, have from time-to-time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Class A Shares and Public Warrants, the market price of our Class A Shares and Public Warrants may be volatile and could decline significantly. In addition, the trading volume in our Class A Shares and Public Warrants may fluctuate and cause significant price variations to occur. If the market price of our Class A Shares or Public Warrants declines significantly, you may be unable to resell your securities at or above the price you purchased them for. We cannot assure you that the market price of our Class A Shares and Public Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;
●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;
●	our ability to market our products, services and technology on a timely basis;
●	additions and departures of key personnel, including members of the Board or management;
●	failure to comply with the requirements of the SEC or Nasdaq;
●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances, sales or resales, or anticipated issuances, sales or resales, of our Class A Shares;
●	sales of substantial amounts of Class A Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;
●	sales of substantial amounts of Class A Shares following the release of transfer restrictions on the sale of shares or upon the exercise or settlement of equity awards of implemented in connection with the Business Combination or otherwise;
●	the performance and market valuations of other similar companies;
●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;
●	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;
●	speculation in the press or investment community, or inaccurate or unfavorable research or reports that may be published about us;
●	actual, potential or perceived control, accounting or reporting problems; and
●	changes in accounting principles, policies and guidelines.

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

The market for our Class A Shares and Public Warrants depends in part on the research and reports that securities or industry analysts publish about us or our business. Currently, we have limited analyst coverage and may not obtain additional analyst coverage in the future or may lose the analyst coverage we have now. We do not have any control over such analysts. If one or more of the analysts who covers us downgrades its opinions about our Class A Shares or ceases publishing about us regularly, demand for our Class A Shares and Public Warrants could decrease, which could cause the market prices and trading volume of our securities to decline significantly. In addition, if securities or industry analysts or other market participants or investors publish inaccurate reports or unfavorable research about us, such as occurred on March 14, 2022, this could adversely affect our reputation or harm investor confidence in our company. Additionally, the publishing of any such reports or research could cause volatility in the trading volumes of our Class A Shares and Public Warrants and cause the market price of our securities to decline significantly.

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

Future sales, conversions or exercises by existing securityholders or future offerings of securities by us may cause dilution to our existing shareholders and cause the market price of our securities to fall.

If we or our shareholders, including our executive officers, directors and their affiliates, sell substantial amounts of Class A Shares in the public market, including Class A Shares issuable upon the exercise of outstanding warrants, or if the market perceives that such issuances or sales may occur, the market price of our Class A Shares and Public Warrants could fall, and it may become more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. A substantial number of Class A Shares are reserved for issuance upon the exercise of stock options, upon settlement of vested RSUs, upon conversion of the issued and outstanding Class B Shares and upon exercise of issued and outstanding warrants. These issuances could depress the market price of our Class A Shares and Public Warrants and would result in increased dilution to existing shareholders.

In addition, exercises of significant amounts of options or the settlement of significant amounts of equity awards at one time, including any related sales of Class A Shares as a result of sell-to-cover transactions effected to address any associated tax liabilities or any discretionary sales by the holders, could also reduce the market price of our Class A Shares. Under our Legacy Stock Option Program, holders were subject to a 180-day lock-up period following the Business Combination and were first permitted to exercise their options as of March 14, 2022.

Additionally, vested stock options under the Legacy Stock Option Program generally will be required to be exercised only during certain exercise windows during each quarter (with the exact dates during each quarter to be determined by Lilium). If there are significant exercises of options or settlement of equity awards in a limited period of time, such issuances would be dilutive to existing holders of outstanding shares. Further, significant sales of Class A Shares at one time as a result of associated sell-to-cover transactions or discretionary sales effected in connection with such exercises or settlement, for example as occurred on March 14, 2022, when a substantial volume of Class A Shares were sold in a short period of time, including to cover holders’ tax obligations associated with the exercise and/or settlement of certain options and RSUs, may result in trading volatility and reduce the market price of our Class A Shares and Public Warrants.

The likelihood that holders will exercise warrants is generally dependent upon the market price of our Class A Shares. In the future, Lilium may seek shareholder approval to further increase the number of Class A Shares authorized for issuance to enable, among other things, the possible issuance of additional Class A Shares in connection with any other capital raising activities. There can be no assurance that our Board will seek or receive, if sought, the requisite authorization at a General Meeting to issue additional Class A Shares, or authorization to issue a sufficient amount of Class A Shares as may be necessary to finance the Company’s operations in the future.

The future exercise of registration rights may adversely affect the market price of Class A Shares.

Certain Lilium shareholders have registration rights for restricted securities under the terms of our Registration Rights Agreement with Qell Partners LLC and certain other shareholders of Lilium that provide for customary “demand” and “piggyback” registration rights for certain shareholders. Additionally, we have entered into a registration rights agreement granting customary registration rights to Azul in respect of the Class A Shares issuable upon the exercise of the Azul Warrants. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Shares and Public Warrants.

Risks for any holders of SPAC Warrants.

We may redeem the SPAC Warrants prior to their exercise at a time that is disadvantageous to holders of SPAC Warrants, thereby making such warrants worthless. We have the ability to redeem outstanding SPAC Warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Class A Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the SPAC Warrant holders. We may not redeem the SPAC Warrants as described above unless a registration statement under the Securities Act covering the Class A Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Class A Shares is available throughout the 30-day redemption period. If and when the SPAC Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding SPAC Warrants could force holders of SPAC Warrants to (i) exercise their SPAC Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (ii) sell their SPAC Warrants at the then-current market price when they might otherwise wish to hold the SPAC Warrants or (iii) accept the nominal redemption price, which, at the time the outstanding SPAC Warrants are called for redemption, is likely to be substantially less than the market value of the SPAC Warrants.

In addition, we have the ability to redeem the outstanding SPAC Warrants at any time prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the Class A Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the SPAC Warrant holders. If trading prices for the Class A Shares have not exceeded the $10.00 per share threshold at which the SPAC Warrants would become redeemable, holders will be able to exercise their SPAC Warrants prior to redemption for a number of Class A Shares determined based on the redemption date and the fair market value of the Class A Shares.

The value received upon exercise of the SPAC Warrants (1) may be less than the value the holders would have received if they had exercised their SPAC Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the SPAC Warrants.

Certain provisions of our outstanding warrants could discourage an acquisition of us by a third party.

Certain provisions of our outstanding warrants could make it more difficult or expensive for a third party to acquire us. For example, the 2022 Warrants and the SPAC Warrants provide that, in the case of certain change of control or “fundamental” transactions, among other things, the surviving entity must assume our obligations under such warrants. Additionally, in certain circumstances, the holders of 2022 Warrants will have the right to receive the Black Scholes Value (as defined in the 2022 Warrants) of the 2022 Warrants calculated pursuant to a formula set forth in the 2022 Warrants, payable either in cash or, in some cases, in the same type or form of consideration that is being offered and being paid to the holders of our Class A Shares. In the case of the SPAC Warrants, certain types of transactions may trigger a reduction in the exercise price of the SPAC Warrants equal to the sum of the price paid per Class A Share in the triggering transaction and the Black Scholes Warrant Value (as defined in the warrant agreement relating to the SPAC Warrants). These and other provisions of our outstanding warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our shareholders.

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

The Company intends to operate so as to be treated as exclusively resident in Germany for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.

The Company is not a company incorporated in Germany. Therefore, whether it is resident in Germany for German tax purposes will depend on whether its “effective management” is located (in whole or in part) in Germany. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the German courts and the published practice of the German tax authorities suggest that the Company is likely to be regarded as having become a German resident on this basis from the closing of the Business Combination and remaining so if, as the Company intends (i) most meetings of the Board are held in Germany with a majority of directors present in Germany for those meetings, (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries, (iii) those meetings are properly minuted, (iv) the majority of the directors of the Company, together with supporting staff, are based in Germany and carry out the day-to-day management incumbent upon them (i.e., the actual, organizational and legal acts involved in the ordinary operation of the Company) from Germany and (v) the Company has permanent staffed office premises in Germany.

Even if the Company is resident in Germany for tax purposes on this basis, as expected, it would nevertheless not be treated as a German resident if (a) it were to be concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a tax treaty with Germany and (b) there is a tie-breaker provision in that tax treaty that allocates exclusive residence to that other jurisdiction.

Even if its “effective management” is in Germany, as expected, the Company will be resident in the Netherlands for Dutch tax purposes on the basis that it is a company incorporated under the laws of the Netherlands. As a result, the Netherlands will be allowed to levy corporate income tax on the Company as a Dutch-resident taxpayer, and dividends distributed by the Company will be subject to Dutch dividend withholding tax. Nonetheless, the Company will be regarded as solely resident in Germany under the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income and capital gains (the “DE — NL tax treaty”) as long as its “effective management” is in Germany. The Company anticipates that, so long as the factors listed in the second preceding paragraph are present at all material times, the German and Dutch competent authorities will consider the Company to be solely resident in Germany. This assessment, however, cannot be guaranteed. If there is a change over time to the facts upon which an assessment by (any of) the competent authorities is based, such assessment may also change, which could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

In addition, the assessment of our sole tax residency in Germany for purposes of the DE — NL tax treaty is subject to the application of the provisions on tax residency as stipulated in the DE — NL tax treaty (as amended from time to time). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), which Germany and the Netherlands have (among other countries) entered into, should not, as of the date of this Annual Report, affect the DE — NL tax treaty’s rules regarding tax residency. Germany does not apply the MLI to the DE — NL tax treaty, and, regarding double tax treaties to which it applies the MLI, Germany reserves the right to not apply (opt-out of) the tax residency rules of the MLI (Art. 28 MLI in conjunction with Art. 4(3)(a) MLI). However, any changes to the DE — NL tax treaty or the application of the MLI could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the U.S.

We are a public limited liability company incorporated under Dutch law. Our corporate affairs are governed by our articles of association, our internal rules and policies and by the laws governing companies incorporated in the Netherlands. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. The role of the management board in a Dutch company is also materially different, and cannot be compared to, the role of a board of directors in a corporation incorporated in the U.S. In the performance of their duties, our management board is required by Dutch law to consider the interests of our company and the sustainable success of our business, with an aim to creating long-term value, considering the interests of our shareholders, our employees and other stakeholders of the Company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We will be subject to the DCGC, which contains both principles and best practice provisions on corporate governance that regulate relations between the management board and the General Meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their Dutch annual reports (which are made available to shareholders) whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the Company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq.

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

In the event of an issuance of our Class A Shares and our Class B Shares, subject to certain exceptions, each shareholder will have a preemptive right that is pro rata to the total number of Class A Shares or Class B Shares (as applicable) held by such shareholder. Preemptive rights may be restricted or excluded by a resolution proposed by the Board and adopted by the General Meeting. The General Meeting may by resolution also designate the Board for a period not exceeding five years as the body authorized to restrict or exclude preemptive rights. Currently, the Board has been irrevocably authorized by the General Meeting to (i) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of two years following October 27, 2022, up to 25% of the issued share capital calculated as of October 27, 2022, and (ii) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of three years following December 21, 2022, up to 25% of the issued share capital calculated as of December 21, 2022 (each, an “Issuance Delegation”). The Board is also irrevocably authorized by the General Meeting to limit or exclude preemptive rights with respect to any issuances conducted pursuant to either of the foregoing Issuance Delegations, which could cause existing shareholders to experience substantial dilution of their holdings.

Our largest shareholders, in part due to our dual class structure, have significant influence in our Company.

Our largest shareholders currently control more than 50% of the total voting power of the Company. Class B Shares have three times as many votes per share, for a total of 36 votes per share on any matter submitted for shareholder approval, as opposed to Class A Shares, which have 12 votes per share. Daniel Wiegand, our Co-Founder, former Chief Executive Officer and current Chief Engineer for Innovation and Future Programs, holds all of the issued and outstanding Class B Shares and controls approximately 16% of the total voting power of Lilium. Tencent Mobility (Luxembourg) S.à r.l, (“Tencent”) currently owns approximately 22% of our outstanding Class A Shares, which represents approximately 20% of the total voting power of the Company. The LGT entities (as defined in “Item 7. Major Shareholders and Related Parties”) currently own approximately 14% of our outstanding Class A Shares, which represents approximately 13% of the total voting power of Lilium. The Atomico entities (as defined in “Item 7. Major Shareholders and Related Parties”) currently own approximately 10% of our outstanding Class A Shares, which represents approximately 9% of the total voting power of Lilium. The foregoing percentage calculations are based on the number of Class A Shares and Class B Shares of the Company outstanding as of March 17, 2023.

Shareholders with greater than 10% voting power in the Company, such as certain of the aforementioned shareholders, are able to call a special meeting of shareholders to propose matters for shareholder approval such as the removal or election of directors or amendments to our organization documents. Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For more information about our dual class structure, see Exhibit 2.1 attached to this Annual Report.

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

As a Dutch public limited liability company and as a company with its ‘centre of main interest’ in Germany, we are subject to Dutch and German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany, the Netherlands or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We may be or may become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we or any of our subsidiaries is a passive foreign investment company (a “PFIC”) for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our ordinary shares that is a U.S. Holder, such U.S. Holder (as defined in the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”) may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. It is uncertain whether we or any of our subsidiaries will be treated as a PFIC for U.S. federal income tax purposes for the current or any subsequent tax year. If we determine that we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information with respect to the Company as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election (as defined in the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”), but there is no assurance that we will timely provide such required information. Further, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

See the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders” for a more detailed discussion with respect to our PFIC status. Prospective U.S. Holders of Class A Shares or Public Warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

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

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of the Board or effect a change in the composition of the Board. These include:

●	the General Meeting may adopt a resolution to authorize the Board to issue Class A Shares and to limit or exclude preemptive rights on those Class A Shares, which could enable the Board to dilute the holdings of an acquirer by issuing Class A Shares to other parties;
●	a provision that our directors can only be removed (other than pursuant to a proposal by the Board) by our General Meeting by a majority of at least two thirds of the votes cast, provided such votes represent more than half of the issued share capital; if and to the extent permitted by law, our Executive Directors may also be suspended by the Board; and

●	a requirement that certain matters, including an amendment of our articles of association, a legal merger, legal demerger or a resolution to dissolve the Company, may only be brought to the shareholders for a vote upon a proposal by the Board.

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

Our name was changed from Qell DutchCo B.V. to Lilium B.V. on April 8, 2021. On September 10, 2021, in connection with the subsequent closing of the Business Combination, we converted into a Dutch public limited liability company (naamloze vennootschap) pursuant to a deed of conversion and amendment of our articles of association (as so amended, the “articles of association”), as Lilium N.V.

On the Closing Date, we closed the Business Combination with Qell and Lilium GmbH. On the Closing Date, pursuant to the Business Combination Agreement, (i) the Qell Class A Ordinary Shares converted into Class A Shares, (ii) shareholders of Lilium GmbH exchanged their shares of Lilium GmbH into Class A Shares and Class B Shares (with all Lilium GmbH shareholders, other than Daniel Wiegand, receiving Class A Shares and Daniel Wiegand receiving Class B Shares) and (iii) each outstanding warrant to purchase Qell Class A Ordinary Shares was converted into a warrant to purchase one Class A Share. Concurrently with the closing of the Business Combination, we closed the private placement pursuant to subscription agreements entered into on March 30, 2021, with certain investors (the “2021 PIPE Investors”), pursuant to which the 2021 PIPE Investors subscribed for and purchased an aggregate of 45,000,000 Class A Shares at a price of $10.00 per share, for gross proceeds of $450,000,000 (the “2021 PIPE Financing”).

We are registered in the Commercial Register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82165874. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands, and the mailing and business address of our principal executive office is Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany. Our telephone number is +49 160 9704 6857.

We maintain a website at www.lilium.com, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

All trademarks, service marks and trade names appearing in this Annual Report are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

Information on the Company’s principal capital expenditures and divestitures is included below under “Item 5. Operating and Financial Review and Prospects.”

B. Business Overview

Lilium is a next-generation aviation company. We are focused on developing an electric vertical take-off and landing (“eVTOL”) aircraft for use in a new type of high-speed air transport system for people and goods—one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from Vertiports close to homes and workplaces, (iii) be affordable for a large part of the population and (iv) be more environmentally sustainable than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed regional air mobility (“RAM”) networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours—and significant carbon emissions—each year.

Currently, our development efforts are focused on the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with EASA and the FAA and building out our manufacturing capacity. We plan to rely on three business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings through private or fractional ownership sales. Second, we plan to use the Lilium Jet within regional passenger shuttle networks that we intend to create and operate with third parties. Third, we plan to provide a turnkey enterprise solution by selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers.

The new and developing eVTOL aircraft market has been made possible by a convergence of innovation across battery technology, lightweight materials, sensors, and computing power and propulsion technology. Morgan Stanley has projected that the eVTOL aircraft market could represent $1.0 trillion (in the base case) to $4.5 trillion (in the bull case) in revenues by 2040.

The Lilium Jet architecture is based on our proprietary Ducted Electric Vectored Thrust (“DEVT”) technology, which has been developed and rigorously tested over the last several years. While the majority of our eVTOL competitors leverage open rotor engines, which are based on unducted, counter rotating propeller blades that can have a higher noise profile, DEVT consists of quiet electric turbofans mounted within a cylindrical duct. DEVT offers a number of fundamental advantages over open propeller eVTOL architectures, including higher payload potential, safety, the highest market acceptance and penetration for ducted fans in commercial aviation and potential scalability to larger aircraft in the future.

We believe these technology advantages will enable our regional shuttle service model to carry more passengers (or cargo) per Lilium Jet on longer (regional) trips than open propeller eVTOL aircraft. We are currently developing a lineup of Lilium Jets, including prospective four and six passenger models, that will be based on the same modular architecture but have distinct specifications and design targets based on their expected commercial use. The Lilium Jet is being designed to be a piloted aircraft with the potential to be an autonomous aircraft in the future. We believe the combination of longer average trip lengths and our anticipated passenger capacity for our lineup of Lilium Jets (and thus a higher load factor, depending on model) will provide greater time savings to customers and more competitive pricing as compared to open propeller eVTOL architecture. We also believe our architectural platform would allow us to create a larger version of the Lilium Jet in the future based on similar architecture and technology. However, our design activities remain in process, and there can be no assurances that such a larger aircraft will be developed or the timing thereof.

We intend for the Lilium Jet to have low take-off and landing noise and are designing the Lilium Jet to be virtually inaudible from the ground during cruise flight.

We believe that our high-speed RAM networks will significantly change the economic calculus of passengers and businesses shipping goods when making transportation and shipping decisions, respectively. We estimate that our Lilium Jets will be able to move people and goods significantly faster than road and rail transport and that our eVTOL network will be significantly less costly and much faster to deploy than equivalent high-speed rail infrastructure and considerably more adaptable to shifting passenger demand.

Our business operating model will focus on deploying our lineup of Lilium Jets in as many profitable use-cases and geographies as possible, subject to obtaining appropriate certifications and regulatory approvals. We expect our initial business model to focus on selling aircraft to general and business aviation customers and through fractional ownership models and direct sales to private individuals, which we expect to implement through an anticipated collaboration with partners. Following our commercial launch, we expect our business model to be predicated on deploying our Lilium Jet, at scale, to regional passenger networks and enterprise customers, while providing high service quality and agility to adjust the supply of Lilium Jets in a network to match potentially varying demand and capital efficiency. To implement our Lilium Network business model, we plan to engage with companies on Vertiport infrastructure, airline operations, pilot training and maintenance.

For example, we intend to work with leading infrastructure players such as Ferrovial and Tavistock with the aim of building and operating a network of Vertiports in strategic locations across Florida. We are also engaged in negotiations with key infrastructure providers in respect of at least ten Vertiports to build our European network, which we intend to launch in Germany or another suitable location and then expand across Central and Western Europe. We intend to enter into definitive agreements with these parties, but there can be no assurances that we will be able to do so on favorable terms or at all. Additionally, we have engaged Lufthansa Aviation Training to build a commercial-grade program to train future pilots for the Lilium Jet. Outsourcing these activities to specialist companies allows us to scale our asset-light operations quickly without limiting our profit potential or fully relinquishing our competitive advantages or brand loyalty. We continue to assess the implementation and infrastructure needs for our Private and Fractional Sales model, which we expect to initially conduct in collaboration with strategic partners.

We believe that our aerospace team is one of the most capable in the eVTOL sector. Collectively, they have held instrumental roles in the delivery of the Airbus A350 XWB, Airbus A380, Airbus A320, the Gulfstream G-650 jet engine and the Eurofighter Typhoon, among others. They are supported by approximately 450 aerospace engineers and a business team with a strong track record in building successful companies in Silicon Valley and Europe. In addition to our Chief Executive Officer, Klaus Roewe, long-time Airbus executive and former head of the A320 program, and our Co-Founder and now Chief Engineer for Innovation and Future Programs, Daniel Wiegand, the board of directors of Lilium (the “Board”) includes our Chairman, Dr. Thomas Enders, as well as Henri Courpron, Barry Engle, David Neeleman, Margaret M. Smyth, Gabrielle Toledano, David Wallerstein and Niklas Zennström.

We applied for Type Certification with EASA, our primary airworthiness authority, in 2017 and for concurrent Type Certification validation with the FAA in 2018. Receiving a Type Certificate in accordance with stated regulatory standards will certify compliance to the applicable airworthiness standards for the Lilium Jet, which is a necessary prerequisite to undertaking commercial operations. In 2020, the Lilium Jet received the CRI A-01 certification basis from EASA (similar to the G-1 from the FAA), setting forth a set of performance based airworthiness requirements we have agreed with the regulators for the Lilium Jet.

At the end of February 2023, we had 72% of the Means of Compliance (“MoCs”) agreed with EASA, which are the means to demonstrate the Lilium Jet’s compliance with applicable requirements. Further, at the end of February 2023, we had submitted to EASA approximately 92% of our proposed Certification Plans, which is the collection of evidence to demonstrate the Lilium Jet’s compliance with applicable requirements. We anticipate that EASA will formally agree to accept our certification program, including the balance of our MoCs and Certification Plans in the second half of 2023 in alignment with the conclusion of our CDR.

Based on the current status of our design activities and our discussions with regulators and suppliers, as well as current supply chain dynamics, we are progressing towards a targeted initial Type Certification in late 2025. We anticipate the first manned flight test of the type conforming aircraft to occur in the second half of 2024, at which point we expect substantial pre-delivery payments to become available for our use in securing Type Certification of the Lilium Jet. The first manned flight also begins the final flight test campaign necessary to achieve Type Certification of the Lilium Jet with EASA. Type Certification of the novel Lilium Jet remains subject to the completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or unexpected testing or analysis required by regulators.

Achieving EASA certification will allow our Lilium Jets to operate in Europe and many other countries where the national civil aviation authorities currently recognize EASA certification (examples may, but are not guaranteed, to include India and certain countries within the Middle East, Southeast Asia and major parts of Central and South America). We believe that the national civil aviation authorities of these countries would accept a Type Certificate from EASA; however, we cannot assure that this will be the case, and the actual acceptance is dependent on the authorities’ review when the Type Certificate is presented. Additionally, certain other countries have bilateral agreements in place with EASA, including technical implementation procedures to validate an EASA Type Certificate. These countries include Japan, Canada, China and Brazil, for which some additional validation work may be required. More details about the Lilium Jet’s certification process and regulation are below under “— Regulation.”

We have an approximately 110,000 square foot technology prototyping and production facility at the Oberpfaffenhofen airfield near our Munich headquarters in Germany, which is currently being expanded by approximately 50,000 square feet. We expect this facility may eventually house our serial aircraft production, including the anticipated manufacturing of the proprietary propulsion and energy systems and the final assembly of the serial aircraft. Other sub-systems and components will be outsourced to Tier 1 aerospace suppliers, such as Toray Industries, Diehl, L3 Harris, Collins Aerospace, Aernnova, Aciturri Aeronáutica, DENSO and Honeywell.

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

The four co-founders started working together in 2014 and founded Lilium in 2015. From 2015 to today, Lilium has produced multiple generations of technology demonstrators through which we have tested and refined the core technology subsystems for the Lilium Jet:

●	‘Falcon’: a sub-scale technology demonstrator, which had its unmanned maiden flight in 2015; the first technology demonstrator with 36 engines, which also provided the first validation of the DEVT technology.
●	‘Dragon’: a sub-scale technology demonstrator, fully 3D printed, which had its unmanned maiden flight in 2016 and served primarily to test the flight control software.
●	‘Eagle’: the first full scale DEVT-based eVTOL technology demonstrator with space for two seats, which had its unmanned maiden flight in December 2016.
●	‘Phoenix’: development started in late 2017, the Phoenix is a full-scale technology demonstrator representing an original 5-seater aircraft and is representative of the flight physics and technology of the Lilium Jet. See “— Our Lilium Jet” for more information about the Phoenix demonstrators.

In 2018, our application for Type Certification of the serial aircraft was accepted by EASA and the FAA, and we subsequently started the development program for our serial aircraft based on the technologies developed and refined over the previous generation of aircraft demonstrators. In late 2021, we opened our PDR, an important milestone in traditional aerospace product development. This review has now been successfully conducted. PDR consisted of a series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. The PDR process has helped us to refine and optimize the Lilium Jet’s design, as well as to identify and mitigate program and certification risks.

We will conduct CDR in 2023 and will continue to evaluate our overall program and launch timeline. Following CDR, we will start building our first set of type conforming aircraft.

Our Lilium Jet

The Lilium Jet is designed to meet the requirements of high-speed regional air mobility. We have developed a next-generation aircraft architecture based on the combination of DEVT with a fixed-wing aircraft configuration. Our unmanned technology demonstrator, Phoenix 2, has performed a significant number of aircraft tests, which demonstrate the performance benefits of our DEVT technology. The Lilium Jet will be a piloted aircraft designed from the ground up using the same underlying technologies as the Phoenix demonstrator and optimized for speed, range, passenger comfort, low noise, safety, zero operating emissions and simplicity. Due to the architectural resemblance, we believe many performance parameters of the serial, conforming aircraft can be predicted from the Phoenix demonstrators. We are designing the Lilium Jet in accordance with the strictest aerospace standards and guidelines established by the relevant regulatory authorities and consistent with leading original equipment manufacturers’ (“OEMs”) commercial aerospace programs. The cabin configuration we launch at entry-into-service will be determined by final customer needs, regulatory requirements and the performance characteristics of the certified aircraft. However, we expect our aircraft architecture will ultimately allow for: (i) a premium four-passenger “club cabin” configuration; (ii) a six-passenger shuttle cabin configuration; and (iii) a cargo cabin configuration.

In the second quarter of 2022, Phoenix 2 achieved another industry first for an electric jet aircraft, performing full transition from hover to wing-borne flight on both the main and canard wings at an airspeed of approximately 100 kts at our test facility in Atlas, Spain. Transition represents the technically challenging phase for eVTOL aircraft between powered vertical lift and the highly efficient wing-borne lift. In December 2022, Phoenix 2 achieved a new top speed of 222 kilometers per hour, performing transition in straight and level flight conditions. In March 2023, Phoenix 2 reached its intended maximum cruise speed of 136 knots (250 kilometers per hour) during a test flight. An additional demonstrator aircraft, Phoenix 3, has arrived at our test facility in Atlas, Spain and will begin supporting flight testing activities in the second quarter of 2023.

Based on current development status, we are targeting for the Lilium Jet to achieve a cruise speed of 250 kilometers per hour (assuming flight at 10,000 feet), a physical aircraft range of 250 kilometers (including reserves) and an operating range at full payload (excluding reserves) of 175 kilometers. We expect this range could continue to improve as battery performance improves over time, and based on our current estimates and analyses, we project that the range of the Lilium Jet could increase to 275 kilometers by 2030, 400 kilometers by 2035 and 480 kilometers by 2040.

Our ultimate goal is to achieve annual in-house production capacity of up to approximately 400 Lilium Jets, beyond which we intend to scale further with manufacturing partners. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation for high volume operations and simpler production technology for aircraft assembly. We intend to implement a larger scale production system with an annual capacity of approximately 1,200 Lilium Jets, which we target implementing with manufacturing and supply chain partners in due course depending on the ramp-up of our business.

In December 2022, we launched the Lilium Pioneer Edition Jet for sale to private individuals. This limited edition comes with a compelling service, support and training package, as well as customizable options for the cabin configuration and exclusive fabrics and materials. The Lilium Pioneer Edition is limited to a total of 50 aircraft, all of which we expect to sell by the end of 2023, with pre-delivery payments of at least 50% of the purchase price prior to delivery. In conjunction with the launch of the Pioneer Edition, Lilium has signed a binding contract with eVolare, a subsidiary of Volare Aviation, one of the United Kingdom’s largest helicopter and private jet operators. With its base in Oxford, UK, eVolare opens access to prime locations around the UK, including London. This partnership includes a firm commitment by eVolare to purchase ten Lilium Pioneer Edition Jets, including pre-delivery payment, with an option to purchase an additional ten.

Aircraft Architecture

The jet architecture is based on a canard aircraft concept in which 30 electric ducted fans are distributed and embedded in the rear of four fixed wings (two canards (front) and two main wings). The propulsion system is based on electric ducted fans with a standard single compressor stage, which provides a significant efficiency advantage over open rotor propulsion by reducing blade tip losses, guiding the flow more effectively and removing nozzle exit swirl due to an installed stator. A ducted fan requires a roughly 10 - 15 times smaller surface area to lift the same weight as an open propeller system (i.e., the footprint of such a configuration is smaller for the same weight of aircraft). As a result, the Lilium Jet architecture allows us to build larger aircraft with more payload than open propeller systems (for a given ground footprint and noise level), which in turn should drive higher unit economics per jet within the same infrastructure. As such, we are also planning to develop a larger eVTOL aircraft that would fit (wings plus propulsion) within existing Vertiport infrastructure without a significant increase in noise levels. This ability to scale is not possible with open rotors aircraft, since increasing payload translates into either significant and non-mitigatable noise challenges or increased rotor area and overall span, thus exceeding standard helipads.

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

Additionally, we have made the decision to add a traditional landing gear, giving pilots a backup option of a short running landing, alongside the standard vertical landing. Under our anticipated aircraft operational regulations, at any point prior to starting a vertical landing, the Lilium Jet will have sufficient energy reserves to divert to an alternate landing site and perform a short running landing. The much lower power demand of this running landing allows more cell energy to be accessed than would otherwise be possible with the higher power vertical landing. We believe integrating forward landing capability will also give our customers additional reassurance of safety, flexibility and operating range.

The Lilium Jet has an intrinsically simple design. With 30 single-stage electric engines (nine on each of the main wings and six on each of the forward canard wings) providing near-instantaneous vectored thrust for controlled flight throughout the mission envelope, aerodynamic control surfaces, such as rudders, ailerons or tails, are obsolete. Our Lilium Jets also eliminate the variable blade pitch, oil circuits for hydraulics and gearboxes found on a traditional aircraft or helicopters.

These design improvements contribute to the simplicity of the Lilium Jet. In addition to making the Lilium Jet simpler and faster to design, fewer parts translate to higher reliability, less maintenance and lower operating costs.

Engines

The key to obtaining a quiet aircraft is the propulsion system. The proprietary Lilium Jet engine is being fully developed in-house and using proprietary acoustic modelling software, simulated on high-performance computing clusters and tested in our in-house acoustic chamber to optimize the rotor, stator and duct design.

The ducts themselves contain the noise naturally and avoid propagation in the far field, compared to the spherical propagation of open rotors. The noise level will be reduced further in the ducts by making use of acoustic liners, which absorb the noise specifically generated by the fan’s blades as they pass the stator. We currently estimate that the conforming aircraft will have low take-off noise, while effectively being inaudible from the ground during cruise flight.

Another area of innovation in our engines is a light pivoting mechanism with custom actuator and variable nozzle coupled to the engine angle. This enables optimal engine efficiency in cruise flight and hover flight.

Picture illustrates a cross-section of our ducted fan, embedded in the flap of the jet’s wing.

Battery System

The battery system is a critical component of the Lilium Jet.

Due to rapid improvements in energy density levels, estimated by Roland Berger as increasing approximately 7% per year, the era of electric aviation is possible today. Amongst others, the battery system must fulfill several key requirements:

●	it must supply high energy density levels in order to achieve the required range;
●	it must supply the high-power density required for vertical take-off and landing phases;
●	it should have fast charging capabilities to enable high infrastructure throughput; and
●	it should have a long lifetime or cycle rate.

The Lilium Jet’s engines are designed to be powered by a proprietary battery system, which is being developed by us in collaboration with third parties based on large format lithium-ion pouch batteries. We have selected a battery cell chemistry based on a silicon-dominant anode combined with conventional NMC (Nickel, Manganese and Cobalt) cathodes and electrolytes. We believe this combination offers the best compromise of energy and power density at a low state of charge (“SoC,” the level of an electric battery’s charge relative to its capacity), which determines the effective usable battery capacity. The majority of battery cell production steps should be on standard lithium-ion pouch cell production lines. We have invested in Ionblox, Inc. (formerly Zenlabs Energy, Inc.), a leading battery technology supplier, for this chemistry, exclusive to Lilium for use in regional commercial eVTOL applications for ranges of more than approximately 31 miles until 2027, and have signed a supply agreement with CUSTOMCELLS to industrialize and produce the cells for Lilium. Following best practice in the electric vehicle industry, we are currently exploring additional opportunities to develop, manufacture and recycle battery cells with a second source.

External testing data and in-house measurements of the pouch cells have yielded density levels that we project to enable the intended physical aircraft range of up to 155 miles (our maximum target for entry into service). This prediction is based on our testing and simulation of engine efficiency as well as on well-known and standard prediction methods for aircraft design for batteries, engines, motors and other components of the aircraft. We anticipate energy density levels and power levels at low SoC to further improve, which will improve the operating range of our Lilium Jet as these improvements occur.

We anticipate that the battery should provide a sufficient cycle life. We are continuing to test and optimize the cycle life of the prototype cell being designed for the Lilium Jet with such full-size prototype battery cells having demonstrated 88% capacity retention after 800 charging cycles with 100% depth of discharge (1C/1C cycles) in strenuous cycle life tests carried out by a third-party independent laboratory. In operations, we intend to replace the battery potentially multiple times a year depending on the achieved number of flight hours during the operation of an aircraft. Cost is another key factor within the operating economics of our Lilium Jet. In terms of technology and production, our cells will be produced at a premium over automotive batteries in order to meet our stricter aerospace safety and performance requirements.

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

Flight Physics and Flight Control Systems

The Lilium Jet’s 30 engines are mounted on individually controllable flaps. The flaps are not only used for lift generation during vertical take-off and landing, and thrust generation in cruise, but also to control each axis of the jet via thrust vectoring throughout the entire flight. The flaps make the flight control system efficient and, due to the amount of thrust required for vertical take-off, leads to high control authority for all the different flight phases. The flaps, which only receive two signals (engine speed and flap angle), are the only actuators required by the flight control system and therefore avoid traditional control surfaces like ailerons, elevators or rudders. For vertical take-off and landing, the flaps are all pointed downwards in a vertical position and after approximately ten seconds of hover flight, when the jet reaches the initial altitude, they slowly transition into a horizontal position and thereby accelerate the aircraft forward. In cruise flight, all the aerodynamic lift is generated by the standard lifting surfaces (i.e., the wings, including the flaps) and the main body. During landing, the flaps transition back into the vertical position.

Having a high number of independent flaps makes the flight control system highly redundant. If a flap fails, the flight control system’s health monitoring detects the failed flap and redistributes the thrust to stabilize the jet, avoiding large altitude transients. Another advantage of the design is that air is drawn in over the wing, creating a “high lift” system at low speeds, so that the jet can be efficiently controlled at low forward speeds required for final approaches and with less than half of the power consumption expected to be required in hover flight.

We have designed in-house all the core elements of our flight control system, the flight control laws and redundancy management algorithms. We have developed and tested the flight control software on the flight dynamics model in simulations, allowing us to predict and tune how the jet will behave in flight test. This simulation-based development approach, including our flight dynamics model, also called a “Digital Twin” of our aircraft, incorporates the full aerodynamic data bank, the engine deck, battery and power models and dynamic models for all actuators and sensors. The “Digital Twin” allows us to assess the jet’s performance long before flight testing, which enables us to make critical decisions within days compared to weeks of real-life testing.

The “Digital Twin” flight dynamics model is also used in a series of in-house-developed simulators. Some of these simulators feature a virtual and mixed reality interface, which are head mounted displays, that are used for pilot assessments on handling qualities, cockpit layout or procedures.

In addition to simulations on the “Digital Twin,” we are running extensive test campaigns on our Phoenix technology demonstrators as well as wind tunnel tests, the results of which will be correlated into our simulation models.

Other simulators are used for remote pilot training as part of the flight testing for our Phoenix technology demonstrators.

In September 2022, we announced that we achieved full transition from hover to wing-borne flight on both the main and canard wings. Transition represents the important, and technically challenging, phase between vertical lift and the highly efficient wing-borne lift. Transition happened precisely where our flight physics computer models predicted it would. We have developed our aircraft using sophisticated computer models to predict the behavior of the aircraft through each critical phase and under various failure scenarios. These models allowed us to develop and evaluate the Lilium Jet’s unique architecture much faster and with greater confidence than traditional techniques would permit.

We have also developed and are continuously improving an integrated software development and verification framework that fully utilizes automation and enables the execution of full-code-coverage software testing in a short time. The software lifecycle process supported by this framework is subject to EASA audits and will be fully DO-178C compliant, to enable the development of safety critical DAL-A flight software.

We consider our flight dynamics model and simulators, as well as our software development framework, to be important trade secrets given the high degree of proprietary knowledge that has been generated over the past five years and specifically tailored for our Lilium Jet configuration.

Safety and Performance

The safety, performance and reliability of our Lilium Jets, as well as the credibility of the eVTOL industry generally, will be key factors in achieving customer acceptance of RAM.

We design all systems in accordance with the EASA certification requirements, which demand an aircraft-level safety standard of not more than 10E-9 failure conditions with catastrophic effect per flight hour. The EASA certification requirements presently represent the highest safety objectives globally for eVTOL aircraft. This corresponds to a maximum of one failure condition with catastrophic effect within every one billion flight hours, which is the same safety level applied to large commercial jets such as the Boeing 777 or the Airbus A350. Similar to airliners, the Lilium Jet is also designed against the criterion of “no single failure resulting in catastrophic effect,” a standard that is typically not applicable to traditional VTOL aircraft such as helicopters. We verify all safety measures in accordance with the means of compliance agreed with the regulating authorities.

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

On February 28, 2020, our Phoenix technology demonstrator was damaged in a fire while undergoing maintenance, including the installation of battery modules. As aerospace industry best practice, we invited an independent incident investigator to lead the investigation, which was completed in June 2020. The result of the investigation identified that the most likely cause of the fire was a thermal runaway. We have carried various lessons forward by redesigning the individual battery modules and the energy system, as well as the assembly process, in our subsequent technology demonstrators. The energy system involved in this incident and used in our technology demonstrators is not the same system that we intend to use for Type Certification or serial production.

Description of our Proprietary Technology and Intellectual Property

Our success depends in part upon our ability to secure and protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights (patents, trademarks, copyrights and trade secrets, including know-how and expertise) and contracts (license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements, and other similar contractual rights). We control access to and use of our proprietary technology and other confidential information through various means, including physical access control systems, network security and contractual protections with employees, contractors and partners. We also attempt to mitigate the risk of intellectual property conflicts by regularly assessing and avoiding any overlap of our innovative aircraft concepts, technology and components with third party patents and other proprietary assets.

We have two granted U.S. patents covering the multi-wing aircraft architecture engine arrangement and four additional pending German patent applications related to the same aircraft architecture. As of the end of February 2023, Lilium had filed a total of 80 patent applications with the European Patent Office (the “EPO”), of which the EPO had published 42 patents. To protect the appearance of the Lilium Jet, two sets of design patents were filed. Our patents and patent applications cover essential differentiated technology innovations, such as the aircraft’s general architecture, avionics, propulsion system, energy storage system, safety, software and flight control systems. Patent filings across the portfolio are intended to protect our key inventions in the Lilium Jet and its sub-systems.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we plan to file additional patent applications when we determine it would benefit our business to do so.

Research and Development

Our research and development expenses for the years ended December 31, 2021 and 2022 were €144.6 million and €175.6 million, respectively. Our research and development expenses represented a significant percentage of our operating expenses for the years ended December 31, 2021 and 2022, none of which have been capitalized. For more information about our research and development expenses and our capital expenditures over the past two years as well as how we intend to finance our research and development expenses and our capital expenditures, see “Item 5. Operating and Financial Review and Prospects.”

Aircraft Program

Our serial aircraft certification application was accepted by EASA and the FAA in 2018. From 2019, following publication by EASA of the design requirements we must satisfy (as further discussed below under “— Regulation — Aircraft Certification”), we had sufficient clarity on the eventual certification requirements to move ahead with our serial aircraft development program.

Our development program follows the rigorous, industry-standard process with maturity gates in each phase following a typical “V-model” Validation and Verification process. This industry-standard process means that requirements are validated down to the jet’s component levels. Then, through the design, build and test phases, our final product is verified with a program of analysis, ground and flight testing, pre-agreed with our EASA and FAA regulators to ensure that these requirements have been satisfied and can be demonstrated to the regulators’ satisfaction. Our program builds upon the extensive technology development work undertaken since 2015, including several generations of demonstrator aircraft and related flight testing.

We invested significant focus and efforts into the preliminary design phase, based upon a preliminary design freeze, to mature the technology through extensive testing and prototyping. We performed a rigorous PDR and have begun to release design data to our aerospace supply chain, starting in the second quarter of 2022. The PDR consisted of a series of technical reviews to assess whether the aircraft architecture would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels. Completion of the PDR gives the green light for engineering to finalize detailed designs and for procurement to ramp up supplier contracting. We plan to leverage our supply chain’s capabilities both for the development program and to facilitate a rapid transition into volume production once we have received Type Certification. We are also working to confirm the airworthiness demonstration requirements to be agreed with the EASA and FAA regulators, which will help us to de-risk our program up-front.

We will conduct CDR in 2023. Going from PDR to CDR means locking in the detailed design ahead of first production of the type conforming aircraft, making key technical trade-off decisions and understanding how these will impact the key attributes of the aircraft program, such as timeline, cost, performance and weight. CDR demonstrates that the design is mature enough to be manufactured, assembled, integrated and tested with Type Certification as a goal. Following CDR, we will start building the first set of type conforming aircraft.

Commercial and Business Operations

Pricing

We currently estimate that the first generation Lilium Jet will have a list price of approximately €10 million in the case of private sales and approximately €7 million in the case of OEM and fleet sales. “List price” is not indicative of sales price, and actual sales prices are based on future economic, competitive, regulatory and other considerations, many of which are beyond the control of the Company.

Pricing of aircraft for our Turnkey Enterprise solution and Private and Fractional Sales customers will be negotiated on a per deal basis and is expected to consist of a combination of the upfront sale of the aircraft and packaged aftermarket services. We believe we will be able to achieve a competitive price when compared to sales of similar sized aircraft, given our expected performance and its emission-free operations.

Our pricing model for our Lilium Network assumes an average price per mile that varies with the distance of the trip, such that the price per mile will decrease as the trip length increases. We plan to launch a premium service with an average price per mile comparable to a typical taxi service. In the medium-term, we intend to reduce our pricing further, which we believe will result in higher passenger demand. In the longer term, we believe that larger aircraft types will enable us to further decrease pricing, bringing it in line with the price of high-speed rail.

Vertiports

We intend to work with infrastructure developers and operators to build and operate Vertiports for the Lilium Jet. In Florida, our target is for the development of a Vertiport network across the major urban centers in southern and central Florida. All our networks are intended to be built around the principle of working with other companies that will develop, own and operate the infrastructure. Our business model contemplates that we will work with infrastructure developers to establish new Vertiports or retrofit existing aerodromes to be fit-for-purpose, in which Lilium Jet operators plan to reimburse them for the development costs through a combination of lease payments and activity-based fees. We anticipate that some of the Vertiports in our proposed network may be exclusive to Lilium, while others will be provided on a non-exclusive basis for use by Lilium. When our partners develop Vertiports, they work with: landowners, who can provide access to buildings (such as parking garages, vacant lots and commercial loading depots); infrastructure developers, who will provide financing, permits and build the infrastructure; and ground service providers, who will work with their team to operate the facilities and ensure the safe and comfortable operation of Lilium Jets and the rapid turnaround of our anticipated passenger and goods services.

We intend to outsource ground operations, such as security, cleaning, refreshments and baggage handling, with careful monitoring of key customer touchpoints, such as front desk staff, boarding staff and customer service representatives.

Our planned Vertiports are based on a modular scalable design allowing for customization for Vertiports of different sizes. Our Vertiports are intended to include end-to-end charging posts at each parking bay. We expect to tailor our Vertiports to the environments available to us at locations that are convenient for our customers.

Tavistock Vertiports

In November 2020, we signed an agreement with infrastructure development company Tavistock Acquisitions, LLC, to build a Vertiport in Tavistock’s upscale mixed-use community of Lake Nona, Florida, near to Orlando International Airport (MCO) and a short distance from Orlando’s many attractions, including Walt Disney World and Universal Orlando Resort. Locating Vertiports near to these popular destinations will allow us to establish a shuttle service with the cities of Tampa, St. Petersburg and West Palm Beach. The Lake Nona Vertiport is intended to be one of the first in a network of Vertiports connecting popular destinations and airports throughout Florida.

Ferrovial Vertiports

We have entered into an agreement with global infrastructure developer and operator Ferrovial setting out a framework to build a network of Vertiports across Florida, enabling a rollout of high-speed RAM. Furthermore, with Ferrovial conducting ground operations at these sites, we would have an operations leader with significant experience in aviation operations, with more than 20 years investing, developing and operating in the airport sector, including managing airports such as Heathrow in London. In late 2021, Palm Beach County approved the lease agreement for a Vertiport to be built by Ferrovial at Palm Beach International Airport for the use of Lilium.

European Vertiport Opportunities

We have signed preliminary indications of interest with airport operators in Germany and the Netherlands to conduct scoping studies, exploring the business case for building Vertiports across Europe. Furthermore, Ferrovial has announced plans to develop a network of more than 20 interconnected Vertiports in Spain and 25 Vertiports across the UK.

Vendors and Suppliers

We plan to focus our in-house production on our core technologies, final aircraft assembly and testing. We are collaborating with leading, aerospace-approved Tier 1 suppliers for the majority of the remaining aircraft components and parts. “Tier 1 suppliers” are typically manufacturers of major components or systems that receive parts or subassemblies from the Tier 2 supply chain and then directly provide those parts to OEMs. Most of our Tier 1 suppliers are themselves approved by the regulatory authorities to manufacture critical components and are the most important participants within the aerospace industry supply chain.

We have signed supply agreements with several Tier 1 aerospace companies for aircraft parts, including for the avionics and flight control system, propulsion systems, inceptors, the electrical wiring and interconnect system, energy management system, seats and interiors as well the landing gear. We intend to work with established, Tier 1 companies to ensure that proper aerospace grade quality systems are established.

In particular, we signed in November 2020 a supply agreement with Toray Industries, the world’s leading manufacturer of carbon fiber, for the supply of higher performance carbon fiber composite. In February 2021, we signed a supply agreement with Aciturri Aeronáutica, a leading global manufacturer of aerostructures and aero engine components. In June 2021, we signed a supply agreement with Honeywell Aerospace, a leading technology company providing aerospace products and services, for the development, design and manufacture of our avionics system.

We entered into with Palantir Technologies, Inc. a non-cancelable purchase obligation for a Palantir Foundry cloud subscription that provides advanced data analytics capability, including support services, updates and related professional services.

In July 2021, we signed an agreement with CUSTOMCELLS, a leading supplier of battery technology, to become one of Lilium’s prime suppliers, manufacturing lithium-ion batteries at scale for the Lilium Jet. Utilizing Lilium’s licensed technology, we expect CUSTOMCELLS to industrialize battery cells for high-quality series production at its Tübingen location.

In May 2022, we announced a partnership with Honeywell Aerospace and DENSO to co-develop and manufacture the electric motor for our Lilium Jet. We have also selected Aernnova to collaborate on and supply components for the structures supporting the Lilium Jet’s propulsion system.

Additionally in 2022, more key partners joined our aircraft program, including Diehl for the interior, Expliseat for seats, Astronics for the energy management system, Magnaghi Aeronautica for the landing gear, Ratier Figeac (Collins Aerospace Group) for the innovative flight control system, called inceptors, GKN Aerospace for the electrical wiring interconnection system, Aeronamic for the engine rotor blades and L3Harris for the voice recorder. In 2023, we are continuing the selection of and negotiations with potential suppliers of key components for the Lilium Jet and have recently secured the supply of titanium material from U.S. supplier Perryman.

In total, we have now selected or contracted approximately 78% of the total expected aircraft bill of material cost. We continue to have discussions with and are in the process of engaging further leading Tier 1 and Tier 2 suppliers.

Strategic Commercial Collaborations

At the end of December 2022, Lilium had a total order pipeline regarding the potential sale of up to 640 Lilium Jets in the U.S., U.K., Brazil, Spain, France, Italy, Benelux, Norway and the Kingdom of Saudi Arabia.

On July 31, 2021, we executed a term sheet in which we agreed to enter into negotiations with Azul to establish a strategic collaboration whereby Azul is expected to commit to purchase 220 Lilium Jets for an aggregate value of up to $1.0 billion, subject to completion of aircraft certification activities and receipt of any required regulatory approvals. As part of the anticipated agreement, we would provide an aircraft health monitoring platform to assist in the maintenance of the Lilium Jets sold to Azul, and Azul would operate the Lilium Jets; in addition, Azul would assist us in pursuing type certification of the Lilium Jet in Brazil and by marketing the service in Brazil, and the parties expect to jointly launch a co-branded network in Brazil using Lilium Jets, subject to obtaining the requisite type certification for the Lilium Jet from the applicable regulatory authorities. Both parties would also support the setup of a local Vertiport network in Brazil. The parties have further agreed to work with one another with respect to the establishment of eVTOL products or services in Brazil until the earlier of the execution and delivery of definitive agreements or the expiration of the term sheet, subject to earlier termination for certain non-performance events. Further, we granted Azul a limited right of first refusal on any firm offer Lilium receives from private operators to purchase Lilium products or services in Brazil.

In consideration of the strategic commercial collaboration, on October 22, 2021, we issued fully vested Azul Warrants to purchase 1,800,000 Class A Shares at an exercise price of €0.12 per share, and we agreed, subject to the execution of definitive agreements for the strategic commercial collaboration, to issue Azul warrants to purchase up to an additional 6,200,000 Class A Shares at an exercise price of €0.12 per share, which, upon issuance, would vest in three tranches. We entered into a registration rights agreement with Azul pursuant to which we registered the future resale of the 1,800,000 Class A Shares issuable upon exercise of the Azul Warrants and agreed to register the future resale of the 6,200,000 Class A Shares issuable upon the exercise of any of such warrants issued to Azul in the future.

Completion of the strategic collaboration and the final commercial terms thereof are subject to further negotiation and execution of definitive agreements, and the operation of a joint eVTOL service in Brazil is subject to obtaining the requisite type certification for the Lilium Jet. In January 2023, Azul and Lilium extended the period in which the definitive agreements are to be finalized by one year. There can be no assurance that definitive agreements for the contemplated strategic collaboration with Azul will be entered into on the anticipated timeline or at all or that the final commercial terms for the proposed collaboration with Azul will not differ, including materially, from the terms currently contemplated by the parties.

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

Also in 2022, U.S.-based operator, Bristow Group Inc., selected the Lilium Jet to develop its eVTOL business line, obtaining rights to order up to 50 Lilium Jets. Bristow also intends to cooperate on maintenance for the Lilium Florida network. In addition, Lilium signed MOU agreements with AAP in Scandinavia, covering up to 40 Lilium Jets, with the ASL Group in the Benelux, for up to six Lilium Jets, and Helity Copter Airlines in Southern Spain, for up to five Lilium Jets. GlobeAir, an innovative business jet operator based in Austria, signed an MOU with Lilium with the intention to purchase 12 aircraft to operate in Northern Italy and the French Riviera.

In October 2022, we entered into an MOU with SAUDIA, the national flag carrier of Saudi Arabia, which contemplates the purchase of up to 100 Lilium Jets alongside yearly support services and the proposed development of an eVTOL network across Saudi Arabia. The proposed arrangement between SAUDIA and Lilium is subject to the parties completing a feasibility assessment, agreeing to commercial terms and entering into definitive agreements with respect thereto and satisfaction of certain conditions.

In December 2022, we launched the Lilium Pioneer Edition Jet for sale to private individuals. In conjunction with the launch of the Pioneer Edition, Lilium has signed a binding contract with eVolare, a subsidiary of Volare Aviation, one of the United Kingdom’s largest helicopter and private jet operators. With its base in Oxford, U.K., eVolare opens access to prime locations around the U.K., including London. This partnership includes a firm commitment by eVolare to purchase ten Lilium Pioneer Edition Jets, including pre-delivery payment, with an option to purchase an additional ten.

Digital Software

We are targeting to deliver the first Lilium Jets with digital software capabilities, including: (a) flight dispatch, planning and routing; (b) jet operations and maintenance; (c) energy management; (d) functionality for pilot briefing; (e) disruption management; and (f) integration (for uploading mission and pilot instructions and downloading data on the location, status and health of each individual jet), among other capabilities.

Pilot Sourcing and Training

We have entered into a framework services agreement with Lufthansa Aviation Training to source and train pilots for Lilium Jets. Under the first phase of the program, we intend to collaborate on the creation of a Lilium-specific rating training course for qualified commercial pilots. We intend to design the training to leverage technologies, including mixed and virtual reality, facilitating worldwide deployment of the course. As a leading European airline training organization, Lufthansa Aviation Training has extensive experience in developing pilot competencies, which we believe will complement our own expertise in aircraft design.

In connection with the NetJets MOU, Lilium also entered into a non-binding MOU with FSI, with the intent of collaborating to provide products and services, such as courseware, industry leading immersive and mixed reality training devices and crew training to support Lilium Jet operations. We believe FSI’s proprietary training software would deliver flexible and agile learning solutions needed to support the advanced air mobility market.

Regulation

The Lilium Jet and our operations are designed to comply with existing regulations, policies and procedures of the relevant aviation authorities. In the first years of service and as long as no new or changed regulatory framework is available and applicable, the Lilium Jet will operate under the existing aviation regulatory framework using conventional means of navigation and communication, facilitated by the on-board pilot.

We are required to comply with the safety regulations for the jet itself in addition to all operational aspects such as flight operations, crew training and the Vertiport requirements. While some adaptations are required to existing regulations, we believe that the similarity of our operations to existing services (including piloted helicopters and other small aircraft) could mean that a close-to-comprehensive set of rules already exists. In June 2022, EASA published a series of proposed rules for the operation of eVTOL aircraft in cities, the first comprehensive proposal for such regulations to be issued worldwide. Lilium has been actively supporting EASA as part of relevant working groups since 2019. We continue to interact with and provide input to regulators in the promulgation of these regulations.

Aircraft Certification

We are designing and producing the Lilium Jet to industry aeronautical standards and applicable regulatory requirements. While EASA is our primary airworthiness authority, we are pursuing concurrent certification of the Lilium Jet through validation of the aircraft by the FAA under the provisions of the Bilateral Aviation Safety Agreement between the EU and U.S. (“BASA”).

We applied for EASA Type Certification in 2017 and for concurrent FAA Type Certification validation in 2018 through provisions provided by the BASA. In 2018, both authorities accepted our application for certification, and we have been in frequent interaction with both authorities since then.

In July 2019, EASA published a novel set of rules for the certification of eVTOL aircraft, “Special Conditions for Small-Category VTOL Aircraft” (“SC-VTOL”), applicable to aircraft with a maximum of nine passenger seats and a maximum certificated take-off mass of 3,175kg or less. We intend that the Lilium Jet will be certified by EASA under SC-VTOL.

In relation to the FAA certification process, after the FAA’s May 2022 announcement on modifying their approach to eVTOL certification, we now expect that the Lilium Jet will be certified by the FAA as a special class powered lift aircraft pursuant to 14 CFR Section 21.17(b). The FAA’s first publication of these Special Class Airworthiness Criteria for eVTOL’s was published on the Federal Register in November 2022 and attracted substantial comments from industry and other Civil Aviation Authorities. Based on this and the FAA’s statements, we believe the FAA will trail EASA in promulgating certification standards for eVTOL entrants. As the FAA is developing its standards, entrants into the eVTOL industry, including Lilium, may need to adjust their certification approach, including Means of Compliance, with the FAA in accordance with such developing standards. We believe that after securing type certification from EASA in late 2025 (which has promulgated the highest safety objectives globally for eVTOL aircraft), the Lilium Jet will secure concurrent type certification from the FAA under the BASA.

A multitude of General and technical familiarization activities have been performed to engage EASA and the FAA in the development of the Lilium Jet. In December 2020, EASA issued the initial Type Certification Basis, CRI A-01 for the Lilium Jet. The CRI A-01 includes EASA’s SC-VTOL in addition to a published Special Condition for Electric and Hybrid Propulsion Systems among other applicable airworthiness criteria. The CRI A-01 is the equivalent to the G-1 issue paper from the FAA. This represents a significant milestone in the certification process since it provides a roadmap of airworthiness requirements that will be relevant for full Type Certification of the Lilium Jet. Initial aircraft and system certification plans have been released to EASA.

A detailed certification program, including all MoCs, was defined over the course of 2022. In 2023, we will work to agree remaining MoCs and the regulator’s level of involvement within our certification activities. The certification program sets the stage for the design and compliance demonstration process. After successful verification by EASA, the Lilium Jet would receive Type Certification in accordance with stated regulatory standards, which certifies compliance to the certification basis for the Lilium Jet.

Once certified by EASA, we expect that the Lilium Jet Type Certification will be recognized by national civil aviation authorities around the world, since many countries’ national civil aviation authorities have bilateral agreements, working arrangements or other collaboration activities with EASA (examples may, but are not guaranteed to include, India and certain countries within the Middle East, Southeast Asia and major parts of Central and South America). As a result, we believe that our Lilium Jet will be allowed to operate in any country that recognizes and accepts the EASA regulatory standard, which would potentially enable us near-global market access. While there is no guarantee that regulatory authorities in any other country will accept these standards, airlines regularly rely on bilateral agreements to operate internationally.

We also initiated the process to obtain a Design Organization Approval (“DOA”) issued by EASA for the design and certification of the Lilium Jet and a Production Organization Approval (“POA”) issued by the responsible national civil aviation authority of Germany for the Lilium Jet’s manufacture. The DOA program was initiated with the Type Certification application in 2017. We have prepared and submitted all DOA processes for engineering and airworthiness certification to EASA for the initial investigation activity. We started process roll-out, training and proper application in 2020 and performed the first comprehensive set of EASA on-site audits in 2021. In April 2022, we completed our second DOA audit with EASA, confirming that we are following the rigorous design processes agreed with the regulator. In December 2022, the third DOA audit was successfully completed. The fourth and final DOA audit is targeted for mid-2023. Lilium aims to secure DOA approval in late 2023, which we believe will de-risk Type Certification activities. Additionally, the DOA will enable us to conform our type conforming prototype aircraft for ground and flight-testing activity.

The POA program started with the application to the aviation authorities in May 2020. The Production Management System to demonstrate compliance to EASA regulations has been filed with the German Aviation Authority (Luftfahrt-Bundesamt (LBA)) for review. Fast prototyping capabilities supporting design development, validation and verification are in place. We expect to receive our POA concurrently with our Type Certification.

Lilium Network Operations

We intend that the Lilium Network operations will be operated by a fully-fledged airline (as defined, a holder of an AOC). AOCs are granted by the relevant authority in each jurisdiction, typically a national civil aviation authority. The primary objective of airline certification is to ensure that operations are safe and compliant with regulation.

In the EU, commercial air transport operators apply for an AOC on the basis of the Commission Regulation (EU) No 965/2012, which outlines technical requirements and administrative procedures for airline certification. EASA is currently leading a comprehensive rule-making exercise, which will allow commercial passenger operations for manned eVTOL aircraft in the European airspace. We have been actively participating in the rule-making process, which will be directly applicable in all 27 EU Member States.

In the U.S., commercial operators of an aircraft with a limited passenger-seating configuration and payload are typically subject to FAA Part 135 certification and U.S. Department of Transportation authority. This certification has been designed to accommodate operations using small airplanes or helicopters.

Both in Europe and in the U.S., we intend to collaborate with local AOC holders for our eVTOL operations, and we are in discussions with several major players in both geographies. For example, as discussed above, we have entered into an MOU with NetJets to explore a business model for the operation of Lilium’s network in Florida as well as other regions in the U.S. and Europe and have previously announced plans for Luxaviation Group to support Lilium in building out airline operations in Europe.

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

Our Marketing

Our marketing strategy is intended to build industry and consumer readiness for our technology and services. Short term, we plan to develop industry credibility and recruiting success by establishing Lilium as a front-runner in electric aerospace. Longer term, we plan to build affinity by developing a purpose-based product experience that will be rooted in social and environmental responsibility and customer centricity. We believe that we will articulate our areas of value and differentiation through educational and customer outreach campaigns. We intend to attract, retain and scale customers in preparation for our initial commercial launch by focusing on the customer journey, being transparent and factual about our technological and commercial progress and the overall benefits of our service to society and the environment. Our marketing strategy will be supported through marketing campaigns on our website, through content marketing channels, social media platforms and thought leadership arenas. Communications will be a critical part of our strategy, as we clearly explain our business case and commercial operating model through interviews, podcasts, social media posts and engagement, press releases and events to build awareness and positive perception.

Competition

We believe that our primary competitors for our eVTOL services are other eVTOL players, ground-based mobility solutions and local and regional incumbent aircraft charter services.

Among the eVTOL companies, we consider Joby Aviation, Archer Aviation, Vertical Aerospace and Beta Technologies as some of our key competitors. All companies except Beta Technologies, which has chosen a six-seater lift and push concept, are developing differing four passenger eVTOL aircraft with electric-powered tilt rotors that we expect will have lower payload potential than our final Lilium Jet. Joby Aviation and Archer Aviation in particular focus on shorter routes, with an average trip length of approximately 25 miles. Joby Aviation has reported a projected range of 150 miles on a single charge, and Archer Aviation has reported a projected range of up to 100 miles at 150 miles per hour. Vertical Aerospace targets a range of 100+ miles at 202 miles per hour. Beta Technologies projects a range of 250 nautical miles and plans to carry five passengers and a pilot.

The majority of our competitors use “open propeller” eVTOL architectures. We employ our own proprietary DEVT technology, a differentiated propulsion system refined over five years, which provides four mission critical advantages:

●	Low Noise: the presence of ducts around the fans stops noise from radiating freely into the environment. Furthermore, we will employ acoustic liners within the fan duct, which will lower the noise further. We estimate that our noise footprint at take-off will be meaningfully lower than open propeller eVTOL configurations of similar weight, which we expect will permit Lilium Jets to land more often and in more locations (that have communal noise restrictions) than competitor aircraft, increasing our potential network density and market potential.
●	Highest Market Penetration for Ducted Fans in Commercial Aviation: ducted fans are standard in the aviation industry — with a vast majority of commercial airliners and business jets employing ducted fan propulsion systems. Fan ducts improve jet and passenger safety by mitigating damage to the aircraft that can be caused by blade failure and loss. Ducted fans also generate less vibration than open propellers, improving the passenger experience.
●	Payload Capacity: electric turbo fans have a smaller footprint than open propeller eVTOL propulsion systems, which means that aircraft using ducted fans need commensurately less rotor surface area than an open propeller aircraft of the same weight to provide the necessary thrust. Consequently, use of ducted fans allows us to make heavier airplanes with higher passenger/cargo capacity while still meeting the maximum size limit of a standard helipad. Greater passenger/cargo capacity is expected to directly translate into higher revenue potential per jet and higher margins, because approximately 50% of the operating costs (pilot, landing fees) are fixed (per aircraft) and do not scale with increased passenger/cargo capacity.
●	Footprint and Scalability: we expect open propeller eVTOL configurations will be very difficult to scale to heavier aircraft with more payload without significantly increasing rotor tip-to-tip span (footprint) or noise levels. In contrast, the smaller footprint of DEVT enables greater flexibility to scale to, for example, an equivalent larger eVTOL aircraft while still being able to take off and land on most standard helipads. This increased payload would translate into higher revenue and margins per jet or, if necessary to address competitive pressures, to drive down prices for consumers in the long term.

Capital Resources and Liquidity Requirements

Since our founding, we have relied on external financing for our operations, including research and development activities, as well as for the organizational processes and resources required for these activities. Prior to the Business Combination, we had raised approximately $375 million from our investors through preferred share and convertible loan issuances. Pursuant to the Business Combination and related 2021 PIPE Financing, we received approximately $464 million in net proceeds. The Company also received aggregate gross proceeds of approximately $12.6 million from the sale of Class A Shares pursuant to an equity line of credit, which was terminated by the Company in November 2022. In November 2022, the Company completed an approximately $119 million capital raise pursuant to which it sold Class A Shares and 2022 Warrants in the Registered Direct Offering and 2022 PIPE.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our prototypes. We expect to continue to incur significant expenses in the foreseeable future in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. In addition, we expect to incur costs associated with operating as a U.S. public company. We currently estimate that we will require more than $300 million to fund our operations until our first manned flight test of the type conforming aircraft in the second half of 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of securing Type Certification of the Lilium Jet. In view of the foregoing, in the future, the Company is expected to generate cash from pre-delivery payments from customers, the issuance of additional equity securities, and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of the control of the Company. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

We are subject to risks related to the development and commercialization of our Lilium Jets and our services, as further discussed in “Item 3. Key Information — D. Risk Factors,” and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We estimate that we will need to obtain additional financing to fund our future operations as we grow our production capabilities, expand into a global business and establish the right footprint for our customer services and infrastructure. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance our future operations, we have concluded that there is substantial doubt about our ability to continue as a going concern. See also “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Substantial Doubt about the Company’s Ability to Continue as a Going Concern.”

Employees and Consultants

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2020, we had 593 employees and 95 full- or part-time contractors. As of December 31, 2021, we had 964 employees, comprised of 745 internal employees as well as 219 full- or part-time contractors. As of December 31, 2022, we had 947 employees, comprised of 838 internal employees as well as 109 full- or part time contractors. Many of our employees and contractors have had prior experience working for a wide variety of reputed aerospace, airline, jet design and customer service organizations. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our employees is represented by a labor union or covered by collective bargaining agreements.

ESG Management

Sustainability is at the core of Lilium’s mission: creating radically better ways of moving. We believe that building a culture that values respect for the environment and respect for people within Lilium and across the wider ecosystem of Lilium’s partners and suppliers is both consistent with our values and important for the long-term success of our business.

At the Board level, until November 16, 2022, our Nominating and Corporate Governance Committee was responsible for overseeing our policies, programs and practices that relate to Environmental, Social and Governance (“ESG”) (except those explicitly delegated to other committees or employees of Lilium) and recommending to the Board Lilium’s overall general strategy with respect to ESG matters. In April 2022, the Board formed a special Sustainability Committee that oversaw and monitored the implementation of Lilium’s sustainability program. On November 16, 2022, the Board established a standing Sustainability Committee to assist the Board in overseeing corporate practices relating to corporate sustainability, including environmental, health and safety, human rights and social matters for the Company.

We intend to continue to examine the sustainability topics that are most relevant for our business and stakeholders as we further develop and advance our sustainability strategy. Lilium has established company policies—including our Code of Business Conduct, our Code of Conduct for Suppliers and our Sustainability Statement—that support Lilium’s efforts to operate sustainably by guiding our employees, partners and suppliers in their business dealings and require compliance with applicable laws and regulations. These company policies address practices and requirements that Lilium has established with respect to environmental protection, responsible sourcing, human rights, labor standards and ethics and compliance, among other topics.

C. Organizational Structure

Upon the closing of the Business Combination, Lilium GmbH became a direct, wholly-owned subsidiary of the Company. The following diagram depicts our organizational structure as of the date of this Annual Report:

D. Property, Plant and Equipment

We have an approximately 110,000 square foot prototype production facility near the Special Airport Oberpfaffenhofen in Munich, Germany. At this site, we have developed and built our technology demonstrators, and we plan to develop and install the manufacturing facilities for series production. Our current prototype capability covers almost all aspects of flying and non-flying technology demonstrators. We have established a tech lab for fast prototype manufacturing, including a computer numerical control machine shop, metrology lab, special processes testing facilities and a 3D-print shop. We have also installed a composite center to support the final assembly line with pre-assembly capability. We are currently expanding our existing footprint by approximately 50,000 square feet that we expect to house our initial battery module factory and logistics areas. These expanded facilities, as well as our existing manufacturing and office facilities, will be leased from the Special Airport Oberpfaffenhofen, who will be responsible for any related construction and expansion activities. Construction on the expanded facilities by the Special Airport Oberpfaffenhofen began in early 2022, and we plan to move into the additional buildings when construction is concluded, which we anticipate will be in the second quarter of 2023.

We intend to start assembly of our type conforming aircraft for testing and certification in 2023, potentially through the expansion and further development of our existing prototype production facility in Munich, though timing may depend on factors outside our control.

Our ultimate goal is to achieve annual in-house production capacity of up to approximately 400 Lilium Jets, beyond which we intend to scale further with manufacturing partners. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation for high volume operations and simpler production technology for aircraft assembly. We intend to implement a larger scale production system with an annual capacity of approximately 1,200 Lilium Jets, which we target implementing with manufacturing and supply chain partners in due course depending on the ramp-up of our business. The global deployment of our high-volume factory units is planned to begin well in advance of reaching full capacity in our primary production factory. For this phase, we intend to work with experienced aerospace or automotive manufacturers and key suppliers to scale a “capex-light” manufacturing strategy. Our goal is to enter strong strategic relationships to ramp up series manufacturing globally, using the scalable production blueprint developed during construction of our Munich facility.

ITEM  4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM  5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Lilium’s consolidated results of operations and financial condition. The discussion should be read together with the consolidated audited financial statements for the years ended December 31, 2022, 2021 and 2020 and the related notes that are included elsewhere in this Annual Report. The following discussion is based on the consolidated financial information of Lilium N.V. prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this section or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve assumptions, risks and uncertainties. You should review the sections titled “Item 3. Key Information — D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section of this Annual Report generally discusses the financial statement line items and year-to-year comparisons between the years ended December 31, 2022 and 2021. Discussions of financial statement line items for the year ended December 31, 2020 and year-to-year comparisons between the years ended December 31, 2021 and 2020 that are not included in this Annual Report can be found in “Item 5. Operating and Financial Review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Overview

Lilium is a next-generation aviation company. We are focused on developing an eVTOL aircraft for use in a new type of high-speed air transport system for people and goods—one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from Vertiports close to homes and workplaces, (iii) be affordable for a large part of the population and (iv) be more environmentally sustainable than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed RAM networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines, and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours—and significant carbon emissions—each year.

Currently, our development efforts are focused on the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with EASA and the FAA and building out our manufacturing capacity. We plan to rely on three business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings through private or fractional ownership sales. Second, we plan to use the Lilium Jet within regional passenger shuttle networks that we intend to create and operate with third parties. Third, we plan to provide a turnkey enterprise solution by selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers.

Trends and Other Factors Affecting Results of Operations

Continuing Development and Commercialization Activities

We expect continued substantial operating expenses in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales, Lilium Network and Turnkey Enterprise business solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our technology demonstrators. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash burn in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. In addition, we expect to incur costs associated with operating as a U.S. public company.

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the type conforming aircraft. We anticipate substantial pre-delivery payments that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of certifying the Lilium Jet upon our first manned flight test of the type conforming aircraft. In view of the foregoing, in the future, we expect to generate cash from pre-delivery payments from customers, the issuance of additional equity securities, and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of our control. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Preliminary Design Review & Critical Design Review

In late 2021, we opened our PDR, an important milestone in traditional aerospace product development. This review has now been successfully conducted. This process consisted of a series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. The PDR process has helped us to refine and optimize the aircraft’s design, as well as to identify and mitigate program and certification risks. We continue to evaluate our overall program and launch timeline according to the PDR. With the PDR now successfully conducted, we are working in close alignment with EASA toward the next major milestone on the Lilium Jet’s path to certification, agreement of the certification program.

Further, we will conduct CDR in 2023. Going from PDR to CDR means locking in the detailed design ahead of first production of the type conforming aircraft, making key technical trade-off decisions and understanding how these will impact the key attributes of the aircraft program, such as timeline, cost, performance and weight. CDR demonstrates that the design is mature enough to be manufactured, assembled, integrated and tested with Type Certification as a goal. Following CDR, we will start building the first set of type conforming aircraft.

See also “Item 3. Key Information — D. Risk Factors — Risks Related to our Business and Financial Position — Any delays in the development, certification, manufacture and commercialization of our Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.”

Impact of the COVID-19 Pandemic

Uncertainty regarding the consequences and duration of the COVID-19 pandemic negatively impacted our ability to develop a precise forecast for product development in prior periods. The extent to which COVID-19 continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of new and emerging variants and their severity, the actions to contain such variants and treat their impact, restrictions on shared or air transport and the effect of such variants on economic conditions and commercial activity. Based on the latest developments, we are expecting business operations to continue.

We continue to closely monitor any effects of COVID-19, and while the pandemic has not resulted in a material slowdown in our engineering, testing, certification and production activities, adverse developments could cause our operations and the operations of our vendors, suppliers and commercial partners, including infrastructure, airline, training and other business partners, to be adversely impacted, and adverse developments from COVID-19’s ongoing economic and health repercussions could negatively impact our future field engineering, testing and certification processes and manufacturing capacity, as well as our commercial activities, including potential delays and restrictions on our ability to recruit and train staff. COVID-19 could also affect the operations of our suppliers and business partners, which has resulted and may continue to result in delays or disruptions in the supply chain of our components, parts and materials and which could delay the development and rollout of a Vertiport network and our commercial operations. We will continue to closely monitor developments with respect to COVID-19, including any continuing changes in consumer and business behavior, unease with shared transport, market downturns, supply chain disruptions, shortages of raw materials and finished goods and possible future restrictions on business and individual activities. For additional information on risks posed by the COVID-19 pandemic, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We face risks related to health epidemics, including the ongoing COVID-19 pandemic” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Reliance on Third Parties — Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs.”

Impact of the War in Ukraine

Although we do not have any operations or direct suppliers located in Ukraine, Belarus or Russia and have not experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the Lilium Jets, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increase inflationary pressures and adversely affect our anticipated unit and production costs, increase raw material costs and cause further disruption to supply chains, impacting our ability to successfully contract with suppliers and could have other adverse impacts on our anticipated costs and commercialization timeline.

Existing or additional government actions, including economic sanctions and trade controls, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection and design efforts, including if there are any increased cyberattacks or data security incidents as a result of the conflict, and negatively impact our corporate, research and development and production efforts and result in us incurring increased cybersecurity costs.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors, including the impact of inflation, on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

For additional information on risks posed by the conflict in Europe and general economic factors, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We face risks related to natural disasters, health epidemics and other outbreaks, wars and geopolitical conflicts, any of which could significantly disrupt our operations” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Reliance on Third Parties — Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs.”

Going Concern

Our financial statements for the year ended December 31, 2022 have been prepared assuming that Lilium will continue as a going concern, but there is substantial doubt about the ability to continue as a going concern as described in “— B. Liquidity and Capital Resources” below.

Fundraising Activities

In June 2022, we entered into a purchase agreement (the “Purchase Agreement”) with Tumim Stone Capital LLC (“Tumim”), pursuant to which Tumim committed to purchase up to $75.0 million of our Class A Shares at our discretion from time to time (the “ELOC”). We issued 262,697 Class A Shares to Tumim as consideration for its commitment to purchase Class A Shares under the Purchase Agreement (the “Commitment Shares”). We terminated the ELOC effective as of November 17, 2022. We received aggregate gross proceeds of approximately $12.6 million from the sale of 5,356,000 Class A Shares to Tumim (exclusive of the Commitment Shares) at an average purchase price of $2.36 per Class A Share under the ELOC.

In November 2022, the Company completed an approximately $119 million capital raise from existing shareholders, new investors and strategic partners in the Registered Direct Offering and 2022 PIPE. Investors in the 2022 PIPE included certain of the Company’s suppliers, vendors and other business partners. The Company agreed with those suppliers that payables of the Company to such suppliers in respect of services to be provided by the suppliers to the Company and/or its subsidiaries would be settled against an aggregate subscription price of $20.2 million for the issuance of 15,544,173 Class A Shares and warrants to purchase 7,772,086 Class A Shares at $1.30 per Class A Share.

Key Components of Operating Results

Research and Development Expense

Research and development activities are primarily in the fields of engineering, prototyping (including our Phoenix demonstrator aircraft), production, testing and certification. In addition to overall aircraft architecture and configuration, we are undertaking research activities relating to the energy system and propulsion system, including acoustic characteristics and core engine design, as well as software and control systems. We are continuing to invest in the development of our Lilium Jet, including production, testing, spare parts and maintenance.

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

Research and development activities primarily include the following expenses:

●	personnel-related expenses for research and development activities, including salaries, benefits, social security expenses, travel and share-based compensation;
●	fees paid to third parties, such as suppliers, consultants and contractors, for outsourced engineering services;
●	expenses related to materials, including various components used in development of the Lilium Jet, supplies, software costs and licenses and third-party services; and
●	depreciation for equipment used in research and development activities.

We expect our research and development costs to increase for the foreseeable future as we continue to invest in research and development activities to achieve our operational and commercial goals.

General and Administrative Expense

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance and other administrative functions and expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, software costs and licenses, depreciation, amortization and travel. Personnel-related expenses consist of salaries, benefits, social security expenses and share-based compensation.

Selling Expense

Selling expenses consist of personnel expenses, including salaries, benefits and share-based compensation, for all personnel directly involved in business development and marketing activities. Such expenses are incurred to prepare for providing RAM services, enabling Lilium to commence commercial operations, to prepare infrastructure for Vertiports and for marketing and external communications. Our sales and marketing efforts are conducted through a highly specialized sales team related to the commercialization of our service. Our investment in sales and marketing will continue to grow as we continue to expand our team globally.

Finance Income

In 2022, finance income consisted primarily of the change in the fair value of our warrants. In 2021, finance income consisted primarily of a gain from recognizing changes in fair value of convertible loans and the change in the fair value of our warrants.

Finance Expense

Finance expenses in 2022 consisted primarily of: negative interest paid on cash held at bank and short-term fixed deposits; implied interest expense associated with lease obligations under IFRS 16; and a reduction of the fair value of the ELOC purchased put option. The ELOC purchased put option is described in Note 21 to our consolidated financial statements included in Item 18 of this Annual Report. In 2021, finance expenses further consisted of interest expense on convertible loans and changes in the fair value of the derivatives embedded in convertible loans.

Share of loss in a joint venture / associated company

On March 10, July 15 and September 27, 2021, Lilium entered into a series of share purchase agreements according to which Lilium acquired 34.8% of the shares of Ionblox, Inc. (formerly Zenlabs Energy, Inc.) (“Ionblox”) for a purchase price of €15.9 million. Ionblox is a development partner of Lilium in battery technology.

In 2022, Ionblox received equity investments from Temasek and Catalus Capital. After such investments, Lilium owns 27.7% of the shares of Ionblox on a non-diluted basis.

Lilium’s investment in Ionblox is accounted for as an “investment under the equity method.” Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in Lilium’s share of net assets of the associate since the acquisition date. In 2022, Lilium acquired joint control of Ionblox with another preferred stock investor. Lilium subsequently accounted for Ionblox as a joint venture but continued to apply the equity method of accounting.

Results of Operations

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

	Year Ended December 31,		Change
in € thousand	2022	2021	(Absolute)	(%)
Revenue	—	47	(47)	*n.m.
Cost of sales	—	(11)	11	*n.m.
Gross profit	—	36	(36)	*n.m.
Research and development expenses	(175,618)	(144,558)	(31,061)	21%
General and administrative expenses	(93,887)	(239,093)	(145,207)	(61)%
Selling expenses	(12,929)	(17,189)	4,260	(25)%
Other income	6,808	2,274	4,534	199%
Other expenses	(3,268)	(2,036)	(1,232)	*n.m.
Operating loss	(278,894)	(400,566)	121,672	(30)%
Finance income	30,322	11,288	19,034	169%
Finance expenses	(1,995)	(20,201)	18,206	(90)%
Financial result	28,327	(8,913)	37,240	418%
Share of loss of an joint venture / associate	(2,823)	(848)	(1,975)	*n.m.
Loss before income taxes	(253,390)	(410,327)	156,937	(38)%
Income tax benefits / (expense)	326	(709)	1,035	*n.m.
Net loss for the year	(253,064)	(411,036)	157,972	(38)%

*n.m. marks changes that are not meaningful for further discussion

Revenue

We are currently not generating revenues from regional air mobility services. In rolling out our business, we were engaged in infrastructure and mobility consultancy services provided to airport authorities with which future collaborations are planned. Revenue related to such services amounted to €nil for the year ended December 31, 2022, compared to €47 thousand for the year ended December 31, 2021.

Research and Development Expenses

Research and development expenses increased by €31.0 million to €175.6 million during the year ended December 31, 2022, from €144.6 million for the year ended December 31, 2021. Professional services, which include consulting and contractor services, increased by €23.4 million due to the ramp up of research and development activities with suppliers and partners. Salaries and social security expenses increased by €1.8 million due to increased head count. The remaining increase of €5.8 million is mainly due to increased IT and communication expenses of €2.4 million, increased depreciation, amortization and impairment of €1.8 million and increased travel costs of €1.6 million as we continue to grow the business.

General and Administrative Expenses

General and administrative expenses decreased by €145.2 million to €93.9 million during the year ended December 31, 2022, from €239.1 million during the year ended December 31, 2021. The decrease was primarily attributable to the one-time share listing expense in 2021 of €111.1 million and a €41.5 million decrease in professional services primarily relating to extraordinary legal and consulting costs relating to the Reorganization recognized in 2021.

The decrease in salaries and social security expenses accounted for €5.2 million of the decrease, primarily due to a €12.9 million decrease of share-based remuneration expense offset by €7.7 million increase in cash-based remuneration from the increase in head count.

Further, there was an increase in IT expenses of €8.0 million primarily due to increased costs for a cloud-based data analytic tool and the ongoing development costs for internal tools and systems. Insurance premiums increased by €4.8 million primarily due to premiums relating to our directors’ and officers’ liability insurance since the Reorganization late 2021.

Selling Expenses

Selling expenses decreased by €4.3 million to €12.9 million during the year ended December 31, 2022, from €17.2 million for the year ended December 31, 2021, attributable to a €3.1 million decrease in salaries and social security expenses primarily due to share-based remuneration impacts combined with a reduction in employees.

Other Income

Other income increased by €4.5 million to €6.8 million for the year ended December 31, 2022, compared to €2.3 million for the year ended December 31, 2021. The increase is primarily due to an €2.2 million increase in foreign currency gains primarily related to fluctuations during the year in the euro value of our assets and liabilities denominated in U.S. dollars. The increase was also due to a €1 million increase in government grants and €1.2 million gain recognized upon dilution of our investment in joint venture / associate.

Financial Result

The financial result improved by €37.2 million to a gain of €28.3 million for the year ended December 31, 2022, from a loss of €8.9 million for the year ended December 31, 2021, primarily due to an €25.2 million increase of income from reduction in warrant liabilities and €15.8 million improvement from fair value movements recognized on foreign exchange contracts. The change in the financial result was also due to €3.4 million interest expense recognized on convertible loans converted in 2021, offset by a €6.3 million gain on the embedded derivatives in the convertible loan contracts recognized in 2021. The convertible loans were converted in full in 2021.

B. Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Since our inception in 2016, we have been primarily engaged in research and development of eVTOL aircraft and have consequently incurred significant operating losses. Operating losses were €278.9 million and €400.6 million for the years ended December 31, 2022 and 2021, respectively. We expect to continue to incur losses and negative operating cash flows during 2023 and for the foreseeable future, until we successfully commence sustainable commercial operations.

Since inception, we have financed our operations primarily from the issuance of our ordinary and preferred equity and convertible loans. Since our founding, we have relied on external financing for our research and development activities, as well as to the organizational processes and resources required for these activities.

On June 3, 2022, we entered into the Purchase Agreement with Tumim, pursuant to which Tumim committed to purchase up to $75.0 million of our Class A Shares, at our discretion from time to time (the “ELOC”). We issued 262,697 Class A Shares to Tumim as consideration for its commitment to purchase our Class A Shares under the Purchase Agreement. We terminated the ELOC effective as of November 17, 2022. We received aggregate gross proceeds of approximately $12.6 million from our sale of 5,356,000 Class A Shares to Tumim (exclusive of the Commitment Shares) at an average purchase price of $2.36 per Class A Share under the ELOC.

In November 2022, we completed an approximately $119 million capital raise from existing shareholders, new investors and strategic partners in the Registered Direct Offering and 2022 PIPE.

In the Registered Direct Offering, which closed on November 22, 2022, the Company issued and sold 22,499,997 Class A Shares and warrants to purchase up to 11,249,997 Class A Shares for gross proceeds of approximately $29.2 million. In the 2022 PIPE, which had closings on November 22, 2022 and November 29, 2022, the Company issued and sold 69,024,938 Class A Shares and warrants to purchase up to 34,512,464 Class A Shares for gross proceeds of approximately $89.7 million. Investors in the 2022 PIPE included certain of our suppliers, vendors and other business partners. We agreed with those suppliers that payables of the Company to such suppliers in respect of services to be provided by the suppliers to the Company and/or its subsidiaries would be settled against an aggregate subscription price of $20.2 million. The 2022 Warrants are exercisable at a purchase price of $1.30 per Class A Share (subject to adjustment pursuant to the terms of the 2022 Warrants). If the 2022 Warrants are exercised in full, we would receive additional gross proceeds of $59.5 million. As of December 31, 2022, no Class A Shares had been purchased upon exercise of 2022 Warrants.

In December 2022, the Company entered into a share issuance agreement with one of its vendors for the issuance on January 5, 2023 of 3,101,523 Class A Shares against the settlement of a $4.5 million payable due to such vendor pursuant to a commercial agreement. The number of Class A Shares issued was determined based on the daily volume-weighted average price of a Class A Share over the 30 consecutive trading day period preceding the date of execution of the share issuance agreement.

As of December 31, 2022 and 2021, we had cash and cash equivalents and other financial assets of €205.6 million and €353.3 million, respectively, and no substantial debt. Our cash is mainly held at banks, on hand or invested in short-term deposits or similar liquid assets. As of December 31, 2022 and 2021, we had current other financial assets of €22.6 million and €219.6 million, respectively, as well as non-current financial assets of €3.4 million and €3.8 million, respectively.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report, have been prepared on a basis that assumes we will continue as a going concern and that contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Company’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Historically, we have funded our operations primarily through capital raises and loans from shareholders. Since our inception, we have incurred recurring losses and negative cash flows from operations (accumulated losses were €970.2 million as of December 31, 2022). We expect to continue generating operating losses and negative cash flow from operations for several years.

Our financing plan shows substantial financing needs for several years. Based on our business plan, we depend on additional financing for development activities and operations that is currently not assured.

Our current forecast indicates that we do not have sufficient funds to fund our operations for several years. Additionally, we must reach several milestones, including completion of our research and development program, and regulatory approvals, which will have an increased importance as we progress towards commercialization. Consequently, our ability to continue as a going concern is largely dependent on our ability to successfully progress with our business model and to raise additional funds in the near future through a combination of debt financing, equity offerings, partnerships and grant funding. We plan to raise additional capital in the next 12 months and beyond through the issuance of equity offerings, grants or debt securities in order to continue on as a going concern.

There is no certainty that we will be successful in obtaining sufficient funding through additional debt and/or equity offerings. If we are unsuccessful in raising the sufficient capital, we will be required to undertake, and are committed to undertaking, additional significant cost-cutting measures, including significant headcount reductions that could mean that we would be forced to curtail or discontinue our operations. This will help maintain the liquidity of the Company within the twelve-month period from the issuance date of the consolidated financial statements and provide additional time for raising sufficient funds through the start of series production.

Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance our future operations, which is not secured yet, we have concluded that there is substantial doubt about our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this substantial doubt, we are continuing to take actions to secure sufficient financing and thus believe that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

Debt

On January 22, 2021, we obtained a convertible loan for approximately €1.9 million from a shareholder, a portion of which was held for the economic benefit of Dr. Thomas Enders. The loan accrued interest at 5% per annum and had a maturity date of 18 months from the date of issuance, or earlier upon the occurrence of certain financing events, including the Business Combination. The convertible loan was converted into Class A Shares upon the consummation of the Business Combination at a 15% discount to the deemed per share issue price.

Accordingly, we no longer have any outstanding debt obligations.

Cash Flows

The following table summarizes our cash flows for each period presented (in € thousands):

	Year Ended December 31
in € thousand	2022	2021
Net cash (used in) / provided by:
Operating activities	(257,585)	(215,066)
Investing activities	190,294	(203,426)
Financing activities	117,084	446,184
Cash-based changes in cash and cash equivalents	49,793	27,692
Effect of foreign exchange rate changes and changes in expected credit loss provision on cash and cash equivalents	(68)	20
Net (decrease) increase in cash and cash equivalents	49,725	27,712

Cash flow used in operating activities

Net cash used in operating activities for the year ended December 31, 2022 was €257.6 million, consisting primarily of a net loss of €253.1 million, fair value and expected credit loss changes of €29.1 million, a non-cash adjustment of €24.3 million stock-based compensation expense, a €8.3 million depreciation, amortization and impairment expense and €2.8 million share of loss in a joint venture / associate. The net cash used in operating activities is also due to a €1.6 million decrease in provisions and an increase in our net working capital of €8.4 million.

Cash flow used in investing activities

Our recurring capital expenditures have historically consisted primarily of investments in leasehold improvements, technical equipment and machinery and office and other equipment.

Net cash from investing activities for the year ended December 31, 2022 was €190.3 million, primarily due to net movement in fixed-term deposits and other short-term investments of €199.8 million, offset primarily by purchases of property, plant and equipment of €8.9 million.

Cash flow from financing activities

Net cash from financing activities for the year ended December 31, 2022 was €117.1 million, consisting primarily of aggregate proceeds received from the Registered Direct Offering, 2022 PIPE and ELOC of €126.5 million, less €7.4 million in capitalized transaction costs, and proceeds from the sale of treasury shares of €1.0 million, offset by €3.3 million capital lease obligations and other interest paid.

Material Cash Requirements

We expect our operating expenses to increase in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Lilium Network and Turnkey Enterprise solutions.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and our Lilium Jet prototypes. We expect to continue to incur significant expenses in the foreseeable future, and we expect substantial cash burn in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place, as well as incurring costs associated with operating as a U.S. public company.

We are subject to risks related to the development and commercialization of our Lilium Jets and our services, as further discussed in “Item 3. Key Information — Risk Factors,” and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the type conforming aircraft in the second half of 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of securing Type Certification of the Lilium Jet. In view of the foregoing, in the future, the Company is expected to generate cash from pre-delivery payments from customers, the issuance of additional equity securities and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of our control.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our Lilium Jets and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our services. As a result, our future capital requirements may be uncertain, and actual capital requirements may be different from those we currently anticipate. However, we expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We expect our principal cash demands, and our results in the medium-term, to be driven by:

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

Many of these costs are unpredictable over the long-term, and there may be other substantial costs that we are currently unable to anticipate. Our targeted timeframe for achieving our objectives is also subject to known and unknown risks and uncertainties. As of the date of this Annual Report, we continue to evaluate our overall program and launch timeline based on the results of our PDR process and continuing design and certification efforts. Any delays in the successful completion of the Lilium Jets may impact our ability to generate revenue. See “Item 3. Key Information — D. Risk Factors.” Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. The commercial launch of our RAM services and sales has unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risks and uncertainties are described in more detail in “Item 3. Key Information — D. Risk Factors.” In the event that we incur higher costs than expected or determine that it may be beneficial to create additional capital buffer, we may raise additional funds to finance our series aircraft production. Until we can generate material revenue to finance our cash requirements, we expect to finance our future cash needs through a combination of equity offerings, debt financings and partnerships, as well as potentially grant funding, which funding may in any such case have certain covenants or restrictions on our business.

The development and commercialization of our products will continue to require substantial expenditures, and we are reliant upon continued investments and capital raises to fund operations.

Other Commitments and Contingencies

We had €11.0 million and €11.8 million in lease-related liabilities as of December 31, 2022 and 2021, respectively. We also have various lease contracts that had not yet commenced as of December 31, 2022. As of December 31, 2022, the future lease payments relating to these leases were €2.0 million. In addition, we have commitments under operating contracts. As of December 31, 2022, the future payments for the operating contracts were €73.8 million within one year, €100.2 million between one and five years and €18.6 million thereafter. Further, as of December 31, 2022, we had commitments of €5.0 million to acquire items of property, plant & equipment and commitments of €4.3 million to acquire items of intangible assets. We entered into a new success fee arrangement in November 2022 that entitles a former member of key management personnel a percentage of certain future fundraising up to a cap of €9.3 million.

Anticipated Sources of Funds

If our cash resources are insufficient to finance our future cash requirements, we will need to finance our future cash needs through a combination of pre-delivery payments from customers, equity offerings, debt financings, partnerships or grant funding. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through partnerships, collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our Lilium Jet. In addition, the current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or, in the worst case, terminate our research and development and commercialization efforts and may not be able to fund our continuing operations.

C. Research and Development, Patents and Licenses

Description of our Proprietary Technology and Intellectual Property

For information about our proprietary technology and intellectual property, please see “Item 4. Information on the Company — B. Business Overview.”

Research and Development

For information about our research and development expenses and our capital expenditures over the past two years, as well as our current capital expenditure plan and how we intend to finance our research and development expenses and our capital expenditures, see “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies that affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included in Item 18 of this Annual Report.

ITEM  6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Board of Directors

The following table lists the names, ages and positions of those individuals serving as our directors and executive officers as of the date of this Annual Report. As of the date of this Annual Report, the Board is comprised of ten directors, consisting of two executive directors and eight non-executive directors.

Name	Age	Position
Executive Officers
Klaus Roewe	58	Chief Executive Officer and Executive Director
Oliver Vogelgesang	56	Chief Financial Officer
Daniel Wiegand	37	Chief Engineer for Innovation and Future Programs and Executive Director
Board
Barry Engle	58	Non-executive Director
Dr. Thomas Enders	64	Non-executive Director
David Wallerstein	48	Non-executive Director
Niklas Zennström	57	Non-executive Director
Gabrielle Toledano	56	Non-executive Director
Henri Courpron	60	Non-executive Director
David Neeleman	63	Non-executive Director
Margaret M. Smyth	59	Non-executive Director

Executive Officers

Klaus Roewe. Mr. Roewe joined Lilium in August 2022 and has served as our Chief Executive Officer and an executive director on our Board since his appointment was confirmed at our October 2022 General Meeting. Prior to joining Lilium, Mr. Roewe had a 30-year career with Airbus SE since 1992. He held a number of positions, including Head of Customer Services, from July 2019 to June 2022, Head of A320 Family Program from March 2015 to June 2019, Head of A320neo Program from 2011 to 2015 and Senior Vice President of Cabin & Cargo Engineering from 2008 to 2010, responsible for the interiors of all Airbus aircraft, ranging from A318 to A380. He has also held various positions in the A320 Family Program Management, Composites Production and A320 Family Chief Engineering at Airbus from 1992 to 2008. Mr. Roewe has served eight years as an officer in the German Federal Armed Forces. He holds a mechanical engineering degree from Helmut Schmidt Universität - Universität der Bundeswehr Hamburg.

Oliver Vogelgesang. Mr. Vogelgesang has served as our Chief Financial Officer since January 2023 and previously served as our Senior Vice President Finance & Controlling, tasked with building the Controlling and Investor Relations function, since July 2021. Prior to joining Lilium, Mr. Vogelgesang served as Managing Director Finance Airbus Germany and Senior Vice President Finance & Controlling of the A320 Family program. Mr. Vogelgesang also held a number of positions at Airbus Group, including Vice President Investor Relations and additional roles in Finance, Program Management and Restructuring Programs. Mr. Vogelgesang studied aerospace engineering at TU Munich and holds an MBA from the University of Saarbrücken.

Daniel Wiegand. Mr. Wiegand has served as Chief Engineer for Innovation and Future Programs since October 2022 and as an executive director of our Board since September 2021. Mr. Wiegand served as our Chief Executive Officer from September 2021 to October 2022, and previously served as a member of the Lilium GmbH board from February 2015 to September 2021. Mr. Wiegand is a Lilium co-founder and also served as Lilium GmbH’s Chief Executive Officer from February 2015 to September 2021. Mr. Wiegand holds a degree in Aerospace Engineering from Technische Universität München.

The Board

See “— Executive Directors” for Messrs. Roewe’s and Wiegand’s biographies.

Dr. Thomas Enders. Dr. Enders has served on our Board since September 2021 and previously served as a member of the Lilium GmbH board from January 2021. Dr. Enders has served as a member of the Executive Committee and Audit Committee of the board of directors of Linde plc, a global industrial gases and engineering company, since 2018 and currently serves on the boards of Lufthansa AG, Germany’s flag carrier, and Helsing GmbH, a young German AI company. Prior to joining the Lilium GmbH board, Dr. Enders held a number of positions at Airbus SE, a European multinational aerospace corporation, including Chief Executive Officer of Airbus SE from June 2012 to April 2019 and Chief Executive Officer of Airbus’ Commercial Aircraft Division from 2007 to 2012. Dr. Enders also held a number of positions at European Aeronautic Defense and Space Company (EADS) (rebranded as Airbus Group), including co-Chief Executive Officer from 2005 to 2007 and Head of Defense Division from 2000 to 2005. Dr. Enders served as a member of the Executive Committee of Airbus S.E. from its creation in 2000 until 2019. Dr. Enders studied Economics, Political Science and History at the University of Bonn and the University of California, Los Angeles. He holds a degree as Dr. Phil from University of Bonn.

David Wallerstein. Mr. Wallerstein has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH board from September 2017. Mr. Wallerstein has held a number of positions at Tencent Holdings Limited, a Chinese multinational technology conglomerate holding company providing Internet-related services and products, including Chief eXploration Officer since 2014 and Senior Executive Vice President since 2001. Mr. Wallerstein holds a Master’s degree from the University of California, Berkeley and a B.A. from the University of Washington.

Niklas Zennström. Mr. Zennström has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH advisory board from December 2016. Mr. Zennström has served as Chief Executive Officer and Founding Partner at Atomico, a European venture capital firm investing in innovative technology companies around the world, since 2007. Prior to founding Atomico, Mr. Zennström co-founded and served as the Chief Executive Officer of Skype, a proprietary telecommunications application specializing in voice and video communications, acquired by Microsoft, from 2002 to 2007. Prior to Skype, Mr. Zennström co-founded and served as Chief Executive Officer of Kazaa B.V., a peer-to-peer content distribution provider, from 2000 to 2002. Mr. Zennström also co-founded and served as the Chief Executive Officer of Joltid Ltd., a provider of peer-to-peer technologies for content distributors, Internet Service Providers, websites and software developers, from 2001 to 2003. Prior to Joltid, Mr. Zennström served in various General Manager positions at Tele2 AB, a European telecommunications operator, from 1996 to 1999. Mr. Zennström holds a Master of Science degree in Engineering Physics and a Bachelor of Science degree in Business Administration from Uppsala University. Mr. Zennström also currently serves on the boards of H&M Hennes & Mauritz AB, Zennström Philanthropies, Orbital Systems, Rekki and Vay Technologies.

Gabrielle B. Toledano. Ms. Toledano has served as a member of our Board since September 2021. Since January 2020, Ms. Toledano has served as Chief Operating Officer at Keystone Strategy LLC, a strategy and economics consulting firm. From January 2021 to March 2021, Ms. Toledano served as Chief Talent Officer of ServiceNow Inc., a software company. From May 2017 to October 2018, Ms. Toledano served as the Chief People Officer of Tesla Inc., a manufacturer of electric vehicles and energy storage products. From February 2006 to May 2017, Ms. Toledano served as Chief Talent Officer and Advisor at Electronic Arts Inc., a video game company. Ms. Toledano has served as a director of Velo3D since July 2021 and Vaxxinity since February 2023. Previously, Ms. Toledano served on the boards of Better.com from April 2021 to April 2022, Namely, Inc. from February 2019 to October 2022, Bose Corporation since June 2020 to August 2022, Glu Mobile, Inc. from December 2017 to April 2021, Visier Inc from May 2014 to January 2021, TalentSky Inc from January 2015 to January 2019, Jhana from November 2016 to July 2017, Jive Software, Inc. from November 2015 to June 2017, Big City Mountaineers from May 2011 to September 2014, Rocket Fuel Inc. from January 2013 to January 2014 and Society of Human Resource Management from February 2009 to July 2011. Ms. Toledano holds a B.A. in Modern Thought and Literature and an M.A. in Education from Stanford University.

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

Barry Engle. Mr. Engle has served as a member of our Board since September 2021. Mr. Engle has experience in operational, financial and managerial roles within the international automotive sector, as well as growth-oriented companies across various industries. He was the founder and CEO of Qell. He previously spent five years serving in senior executive roles at General Motors (“GM”). Most recently, Mr. Engle served as EVP & President of GM North America, the company’s largest segment with over $100+ billion in sales during the year ended December 31, 2019. Under his leadership, GM frequently beat analysts’ expectations, including during the unprecedented COVID-19 pandemic. Before this, Mr. Engle served as the EVP & President of GM International, where he successfully worked with various stakeholders to improve the segment’s profitability. Mr. Engle joined GM in September 2015 as EVP & President of South America, leading the business unit through the region’s economic recession and achieving market leadership in Brazil for 50+ months while restructuring the business to improve its profitability. Prior to joining GM, Mr. Engle spent time leading high growth, private equity and venture capital-backed companies, serving as Chief Executive Officer of Agility Fuel Systems, a leading provider of clean fuel solutions for medium- and heavy-duty commercial vehicles, and electric vehicle manufacturer Think Holding AS, a Norwegian company, which, subsequent to his departure from the company, entered into Norwegian bankruptcy proceedings in June 2011. Before joining Think Holdings AS, Mr. Engle spent two years as President and CEO of New Holland Agricultural Equipment in Turin, Italy. Mr. Engle also spent a number of years with Ford Motor Company, where he served as President & CEO of Ford Canada, President of Ford Brazil and Head of North American Marketing. Finally, Mr. Engle has also led entrepreneurial endeavors of his own; he previously purchased and operated Barry Engle Chrysler-Plymouth-Jeep, near Salt Lake City, from 1997 to 2000. Mr. Engle earned a bachelor’s degree from Brigham Young University and holds an MBA from the Wharton School at the University of Pennsylvania.

David Neeleman. Mr. Neeleman has served as a member of our Board since September 2021. Since he founded Azul Brazilian Airlines in 2008, Mr. Neeleman has served as the Chairman of its board of directors and served as its Chief Executive Officer until July 2017. Previously, Mr. Neeleman founded JetBlue, where he held the position of Chief Executive Officer from 1998 to 2007 and Chairman of and served on the board of directors from 2002 to 2008. Mr. Neeleman’s career in the airline industry began in 1984, when he co-founded Morris Air. As president of Morris Air, he implemented the industry’s first electronic ticketing system and pioneered a home reservationist system that is now the foundation of JetBlue’s call center. Mr. Neeleman sold Morris Air in 1993 and took the electronic ticketing to Open Skies. He sold Open Skies to Hewlett Packard in 1999. Mr. Neeleman was also co-founder of WestJet Airlines and served as a member of its board of directors from 1996 to 1999. Mr. Neeleman was also part of a consortium that initially acquired a controlling interest in Tap Air Portugal (“TAP”) through TAP’s privatization in 2015 and was a member of the board of directors of TAP from 2015 to 2020.

Margaret M. Smyth. Ms. Smyth has served as a member of our Board since September 2021. Having been a Senior Advisor Global Infrastructure of QIC Global Infrastructure (“QIC”) since July 2021, Ms. Smyth is currently a Partner of QIC since July 2022 and also serves as chair of CenTrio, QIC’s subsidiary and the largest pure-play U.S. district energy provider, since July 2021 and of Renewa, Inc., QIC’s subsidiary and a renewables land finance company, since February 2022. Previously, Ms. Smyth served as the Chief Financial Officer of National Grid USA from October 2014 to June 2021, where she oversaw all finance, accounting, transactional and property services for National Grid. Prior to joining National Grid, Ms. Smyth served as Vice President of Finance for Consolidated Edison, Inc. from August 2012 to September 2014. Ms. Smyth previously served as Vice President and Chief Financial Officer of Hamilton Sundstrand, which is part of the former United Technologies Corp., from October 2010 to June 2011. Ms. Smyth also served as Vice President and Corporate Controller of United Technologies Corp. from August 2007 to September 2010 and Vice President and Chief Accounting Officer of 3M Corporation from April 2005 to August 2007. Ms. Smyth is currently a board member of two subsidiaries of Mutual of America since February 2005, a board member and chair of the Audit Committee of Etsy, Inc. since June 2016, a board member and chair of the Audit Committee of Remitly, Inc. since May 2021 and a board member and chair of the Audit Committee of Frontier Communications Parent, Inc. since June 2021.

There are no family relationships among any of our executive officers or directors.

Board Diversity

The table below provides certain information regarding the diversity of the Board as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:				Germany
Foreign Private Issuer				Yes
Disclosure Prohibited under Home Country Law				Yes
Total Number of Directors and Board Observers				10

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Backgrounds

B. Compensation

Historical Compensation of Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2022 is described in the table below:

	Klaus		Daniel		All other
	Roewe		Wiegand		Executives*(1)
Periodically-paid remuneration	€245,833	(2)	€471,667	(3)	€475,500	(4)
Bonuses(11)	188,888		15,272		1,426,500
Share-based compensation expense	513,716	(5)	(1,431,988)	(6)	(236,424)	(7)
Additional benefit payments	78,479	(8)	21,746	(9)	10,373	(10)
Total compensation	€1,026,916		€(923,303)		€1,675,949
*	Amounts paid in U.S. dollars have been converted to euros using an annual exchange rate for 2022 of €0.951 to one U.S. dollar.
(1)

Geoffrey Richardson resigned as Chief Financial Officer of Lilium effective January 15, 2023. Oliver Vogelgesang was appointed as our Chief Financial Officer effective January 15, 2023. The information in this column reflects Mr. Richardson’s compensation for the year ended December 31, 2022.

(2)

Reflects €142,961 and €102,872 in base salary paid to Mr. Roewe in respect of his service during 2022 with Lilium GmbH and Lilium NV, respectively. Mr. Roewe joined Lilium on August 1, 2022 and was formally appointed as our Chief Executive Officer and an executive director at the October 2022 General Meeting.

(3)

Reflects €412,821 and €58,846 in base salary paid to Mr. Wiegand in respect of his service during 2022 with Lilium NV and Lilium GmbH, respectively. During the year, Mr. Wiegand served as our Chief Executive Officer from January 1, 2022 until October 27, 2022 and has served as our Chief Engineer for Innovation and Future Programs since October 27, 2022. Mr. Wiegand served as an executive director for the entire year ended December 31, 2022.

(4)	Reflects €142,650 and €332,850 in base salary paid to Mr. Richardson in respect of his service during 2022 with Lilium NV and Lilium Aviation Inc., respectively.

(5)

Represents the aggregate grant date fair value of (i) an initial stock option grant and (ii) a grant of RSUs, in each case, upon Mr. Roewe’s appointment as Chief Executive Officer and executive director on October 27, 2022 and calculated in accordance with IFRS accounting principles. Please see “— Equity Awards” below for more information regarding the terms of these grants.

(6)

As of June 1, 2022, 4,341 thousand performance stock options granted to Mr. Wiegand were forfeited and the expense previously recognized from 2021 (€1,553,455) has been reversed. The forfeiture was the result of the change in responsibilities from Chief Executive Officer to Chief Engineer for Innovation and Future Programs on October 27, 2022.

(7)	Reflects a reversal of previously expensed share-based compensation due to change of agreements with an employee.
(8)	Reflects primarily a one-time relocation stipend as well as social security expenses paid to Mr. Roewe during 2022.
(9)	Reflects car allowance and social security expenses paid to Mr. Wiegand during 2022.
(10)	Reflects social security expenses paid during 2022.
(11)	The bonuses paid to Messrs. Roewe and Wiegand were earned with respect to services rendered in 2022 but were paid in the year ending December 31, 2023.

Compensation of Non-Executive Board Members

The amount of compensation, including benefits in kind, accrued or paid to our non-executive Board members with respect to the year ended December 31, 2022 is described in the table below:

		Share based
	Periodically-paid	Compensation	Additional Benefit
Name	Remuneration*	Expense(1)	Payments*(2)	Total
Henri Courpron	€—	€267,531	€3,804	€271,335
Dr. Thomas Enders	104,610	508,585	—	613,195
Barry Engle	32,334	266,092	3,804	302,230
David Neeleman	57,060	203,928	3,804	264,792
Margaret M. Smyth	11,412	262,380	3,804	277,596
Gabrielle Toledano	30,432	267,333	3,804	301,569
David Wallerstein(3)	—	—	—	—
Niklas Zennström	61,815	203,928	3,804	269,547
Total Compensation	€297,663	€1,979,777	€22,824	€2,300,264
*	Amounts paid in U.S. dollars have been converted to euros using an annual exchange rate for 2022 of €0.951 to one U.S. dollar.
(1)

Reflects the grant date fair value of the equity awards granted to each non-executive director in the form of RSUs, and the RSUs that each non-executive director (other than Dr. Enders and Mr. Courpron) elected to receive in lieu of annual board member service retainers, in each case, granted on November 28, 2021 and October 27, 2022. The amounts for Mr. Courpron, Mr. Engle, Ms. Smyth and Ms. Toledano also reflect the grant date fair value of the stock options they received on January 1, 2022. The amount for Dr. Enders also reflects the grant date fair value of the stock option grants he received on January 1, 2021 and September 13, 2021. These amounts were calculated in accordance with IFRS accounting principles. Please see “—Equity Awards” and “—Non-Executive Director Compensation” below for more information regarding the equity awards granted to each non-executive director during 2022.

(2)	Reflects a tax stipend paid to each non-executive director.
(3)

Mr. Wallerstein waived all compensation that he was otherwise entitled to receive under the Non-Executive Director Compensation Policy in respect of his service during 2022, per a waiver agreement executed with the Company in October 2021.

Equity Awards

Our directors and executive officers held the following Lilium stock options and restricted stock units (“RSUs”) (both vested and unvested) as of March 17, 2023:

		Number of shares
		subject to stock options		Exercise price per stock
		and RSUs		option or purchase price
Beneficiary	Grant date	Outstanding(1)		per RSU
Henri Courpron	November 18, 2021	21,667	(2)	€0.12
	January 1, 2022	1,985	(3)	€0.12
	October 27, 2022	89,743	(4)	€0.12
	January 1, 2023	46,154	(3)	€0.12
Dr. Thomas Enders	January 1, 2021	48,569	(5)(6)	€1.00	(7)
	September 1, 2021	82,853	(8)(6)	€1.00	(7)
	November 18, 2021	21,667	(2)	€0.12
	October 27, 2022	89,743	(4)	€0.12
Barry Engle	November 18, 2021	21,667	(2)	€0.12

	October 27, 2022	89,743	(4)	€0.12
	January 1, 2023	46,154	(3)	€0.12
David Neeleman	November 18, 2021	21,667	(2)	€0.12
	October 27, 2022	89,743	(4)	€0.12
Klaus Roewe	October 27, 2022	1,430,671	(9)	€2.26
	October 27, 2022	226,651	(10)	€0.12
Margaret M. Smyth	November 18, 2021	21,667	(2)	€0.12
	October 27, 2022	89,743	(4)	€0.12
	January 1, 2023	46,154	(3)	€0.12
Gabrielle Toledano	November 18, 2021	21,667	(2)	€0.12
	October 27, 2022	89,743	(4)	€0.12
	January 1, 2023	46,154	(3)	€0.12
David Wallerstein(14)	—	—		—
Daniel Wiegand	November 18, 2021	1,006,367	(11)	$10.00
Oliver Vogelgesang	July 1, 2021	85,710	(5)(6)	€1.00	(7)
	May 24, 2022	6,400	(12)	€0.12
	January 17, 2023	240,470	(13)	€0.12
Niklas Zennström	November 18, 2021	21,667	(2)	€0.12
	October 27, 2022	89,743	(4)	€0.12
(1)	Stock options granted before consummation of the Business Combination were converted into options to purchase Class A Shares by using the following conversion method (simplified): the number of shares of Lilium GmbH subject to the options as of immediately prior to the Business Combination was multiplied by the conversion ratio used for purposes of the Business Combination as agreed in the Business Combination Agreement. The number of shares in this column reflect the post-conversion amounts.
(2)	This amount reflects transitional equity awards granted in the form of RSUs pursuant to the Non-Executive Director Compensation Policy. 32,500 of the RSUs vest in three equal annual installments from the date of grant, and 13,125 of the RSUs vested on the date immediately preceding the 2022 annual General Meeting, in each case, subject to the applicable non-executive director’s continuous service through the applicable vesting date.
(3)	This amount reflects RSUs granted to the applicable non-executive director in lieu of annual Board member service retainers earned in respect of services during the preceding year pursuant to the election of the applicable non-executive director in accordance with the Non-Executive Director Compensation Policy. The RSUs are subject to vesting on the same payment schedule, and subject to the same conditions, as apply to the underlying cash retainer.

(4)	This amount reflects the annual grant of RSUs for continuing non-executive Board members in accordance with the Non-Executive Director Compensation Policy. The RSUs vest on the earlier of (i) the day before the next annual General Meeting or (ii) the one-year anniversary of the grant date, subject to the applicable non-executive director’s continuous service through the applicable vesting date.
(5)	This amount reflects vested but unexercised stock options issued pursuant to the ESOP.
(6)	The stock options become vested and exercisable based on the satisfaction of the service-based vesting conditions applicable to such stock options as of immediately prior to the Business Combination. Vested stock options generally must be exercised during certain exercise windows during each quarter of Lilium’s fiscal year (with the exact dates during each such quarterly period to be determined by Lilium). Such stock options will generally expire on the tenth anniversary of the applicable date the stock options become exercisable. Please see “— Our Legacy Employee Stock Option Program” below for more information, including certain exceptions to the foregoing.
(7)	The strike price shown for these stock options reflects the strike price applicable to such stock options as of immediately prior to the Business Combination, which remained the same following the consummation of the Business Combination. Following the consummation of the Business Combination, 2,857 Class A Shares are subject to each stock option.
(8)	The stock options vested 4% in the year 2021 and 11% in the year 2022 and will vest 40% in the year 2023 and 45% in the year 2024, in each case, in equal monthly installments within each such year on the last date of each month, subject to Dr. Enders’ continuous service through the applicable vesting date.
(9)	On the grant date, the options were granted subject to time-based vesting (occurring ratably over four years starting retroactively on August 1, 2022) and a performance-based condition that would have been satisfied on the date Lilium earns its first dollar or any equivalent currency of revenue recognized in Lilium’s financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either EASA or the FAA, as determined by Lilium in its sole discretion, and the customer has also paid for such services. In December 2022, the Compensation Committee reviewed Mr. Roewe’s compensation package and recommended that the Board remove the performance-based vesting condition based on Mr. Roewe’s strong performance and the conclusion that this would provide greater incentive than conditioning vesting on an event expected to occur two or more years in the future. The Board approved removal of the performance-based vesting condition with retroactive effect from the grant date and, as a result, the award is only subject to time-based vesting.
(10)	The RSUs will vest ratably over four years starting from August 1, 2022 (Mr. Roewe’s start date with Lilium GmbH).
(11)	The stock options will become vested and exercisable upon the satisfaction of both (i) certain service-based vesting criteria and (ii) a performance-based vesting condition set forth below. The service-based vesting criteria will be satisfied in 17 quarterly installments commencing on December 31, 2021 until December 31, 2025, subject to Mr. Wiegand’s continuous service through the applicable service-based vesting date. The performance-based vesting condition will be satisfied on the date Lilium earns its first dollar or any equivalent currency of revenue recognized in Lilium’s financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either EASA or the FAA, as determined by Lilium in its sole discretion, and the customer has also paid for such services.
(12)	The RSUs vested ratably on July 19, 2022, October 18, 2022 and January 17, 2023 and will vest on April 18, 2023 subject to Mr. Vogelgesang’s continuous service through the applicable vesting date.
(13)	The RSUs will vest ratably on each of January 16, 2024, January 21, 2025, January 21, 2026 and January 19, 2027 subject to Mr. Vogelgesang’s continuous service through the applicable vesting date.
(14)	Mr. Wallerstein waived all compensation that he was otherwise entitled to receive under the Non-Executive Director Compensation Policy in respect of his service during 2022, per a waiver agreement executed with the Company in October 2021.

Share Ownership of Executive Officers and Non-Executive Directors

See the section entitled “Item 7. Major Shareholders and Related Party Transactions” below.

Our Legacy Employee Stock Option Program

Prior to the Business Combination, certain beneficiaries were given the opportunity to participate in an Employee Stock Option Program (the “Legacy Stock Option Program”) as part of a long-term equity incentive scheme. The Legacy Stock Option Program was implemented by Lilium GmbH in 2017 (and subsequently clarified and amended for certain purposes in December 2020 and November 2021), and the settlement of the awards granted under the Legacy Stock Option Program was approved by our shareholders in the context of the Business Combination.

Under the Legacy Stock Option Program, prior to the Business Combination, the beneficiaries generally received stock options to purchase Lilium GmbH shares at a per share exercise price equal to €1.00, provided that certain stock options granted to U.S. taxpayers are treated as RSUs for U.S. tax purposes while other stock options granted to U.S. taxpayers were priced with an exercise price per stock option equal to $28,570. Stock options granted under the Legacy Stock Option Program generally vest over a 4-year period, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly installments on the last day of each calendar month thereafter, subject to deviating arrangements in the individual case. Employees who terminate employment with us may retain any stock options vested as of the applicable termination date, unless such termination of employment is a termination by us for cause or for person-related or conduct-related reasons under German labor law.

The stock options (including any stock options treated as RSUs for U.S. tax purposes) will become vested and exercisable, as applicable, based on the satisfaction of the service-based vesting conditions applicable to such stock options as of immediately prior to the Business Combination. Any stock options treated as RSUs for U.S. tax purposes may not be exercised and will instead be settled no later than March 15th of the calendar year immediately following the calendar year during which such RSUs become vested. The 180-day lock-up period following the consummation of the Business Combination expired, and the vested stock options subject to such 180-day lock-up period became exercisable as of March 14, 2022.

Vested stock options generally must be exercised during certain exercise windows during each quarter of Lilium’s fiscal year (with the exact dates during each such quarterly period to be determined by Lilium). The stock options will generally expire on the tenth anniversary of the applicable date the stock options become exercisable. A participant’s vested stock options will expire on the later of (i) the last day of the 90-day period commending on the day after the date of the participant’s termination of service and (ii) the end of the next available exercise window if such participant is legally prohibited from exercising the option or there is no exercise window available, in each case, during such 90-day period.

2021 Equity Incentive Plan

The 2021 Equity Incentive Plan (the “2021 Plan”) was adopted in connection with the Business Combination in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including executive officers), independent contractors and directors of the Company and its affiliates, which is essential to the Company’s long-term success.

Administration. The 2021 Plan is administered by our Compensation Committee, except with respect to matters that are not delegated to the Compensation Committee by the Board. The Compensation Committee (or the Board, as applicable) will have, among other things, the discretionary authority to interpret the 2021 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2021 Plan and awards and otherwise to do all things necessary or desirable to carry out the purposes of the 2021 Plan or any award; provided that, other than in connection with certain corporate transactions or changes to our capital structure, shareholder approval will be required to reprice, amend or substitute stock options granted under the 2021 Plan with new stock options having a lower exercise price and to pay any consideration upon the cancellation of any stock options that have a per share exercise price greater than the fair market value of a share on the date of such cancellation. The Compensation Committee (or the Board, as applicable) may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the Board and, to the extent permitted by law, our officers and may delegate to employees and other persons such ministerial tasks as it deems appropriate. Further, to the extent permitted by applicable law, the Compensation Committee (or the Board, as applicable) may delegate the authority to do anything permitted by applicable law, including without limitation, delegating to the board of directors or the relevant equivalent body of a subsidiary or an officer of Lilium or a subsidiary the authority to grant awards under the 2021 Plan on behalf of Lilium or a subsidiary or take any and all actions on behalf of the Board or the Compensation Committee (other than any actions that (i) affect the amount or form of compensation of any individual subject to Section 16 of the Exchange Act or persons who have been designated Senior Leadership Team members by the Board or (ii) have material tax, accounting, financial, human resource or legal consequences to Lilium or its subsidiaries or affiliates, in each case, unless so directed by the Compensation Committee (or the Board, as applicable)). Lilium has delegated such authority to Lilium GmbH. As used in this summary, the term “EIP Administrator” refers to the Compensation Committee (or the Board, as applicable) and its authorized delegates, as applicable.

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

Authorized Shares. Subject to adjustment as described below, the maximum number of shares that may be delivered in satisfaction of awards under the 2021 Plan is 24,880,272 shares, which will be increased by that number of shares underlying legacy options that are unallocated under the Legacy Stock Option Program, taking into account (i) any increases or adjustments to the share reserve of the Legacy Stock Option Program prior to, or at, the consummation of the Business Combination and (ii) forfeitures of options previously issued under the Legacy Stock Option Program following the consummation of the Business Combination. The share pool may be increased on the first day of each fiscal year of the Company by such number of shares determined by the Board on or prior to the date of any increase that will not exceed 5% of the outstanding shares on the last day of the immediately preceding fiscal year. The number of shares delivered in satisfaction of awards under the 2021 Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR any portion of which is settled in shares and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to us without the delivery (or retention, in the case of restricted stock) of shares.

Director Limits. The aggregate value of all compensation granted or paid to any of our non-employee directors with respect to any fiscal year, including awards under the 2021 Plan, for his or her services as a director during such calendar year, may not exceed $1,000,000 in total value for any non-employee director serving as the lead director of the Board or chair of the Board and $750,000 for any other non-employee director, with the value of any awards under the 2021 Plan calculated based on their grant date fair value and assuming maximum payout. Such limits will include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments but will not include stock awards granted to an individual while he or she was serving in a service-provider capacity other than as a non-employee director.

Stock Options. The EIP Administrator may grant stock options, which is a right entitling the holder to acquire Class A Shares upon payment of the applicable exercise price. Each stock option will be designated in the award agreement as either an incentive stock option, or ISO, or a nonstatutory stock option. The exercise price per share of each stock option granted under the 2021 Plan may be no less than 100% of the fair market value of a Class A Share on the date of grant (110% in the case of certain ISOs), except that stock options may be granted with an exercise price per Class A Share of less than 100% of the fair market value of a Class A Share on the date of grant in certain circumstances consistent with Section 424(a) of the Code, Section 409A of the Code and other applicable law, to the extent applicable. Each stock option will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

Restricted Stock. The EIP Administrator may grant awards of restricted stock, which are Class A Shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied. During the period of restriction, individuals holding shares of restricted stock may exercise full voting rights, and will be entitled to receive all dividends and other distributions paid, with respect to those shares, unless the EIP Administrator determines otherwise. During the period of restriction, any such dividends or distributions will be subject to the same restrictions and risk of forfeiture as the shares of restricted stock with respect to which the dividends accrue and will not be paid or distributed unless and until such related shares have vested and been earned.

Stock Appreciation Rights. The EIP Administrator may grant stock appreciation rights, which is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the Class A Shares subject to the right over the per share exercise price from which appreciation is measured. The per share exercise price for the Class A Shares to be issued pursuant to the exercise of a stock appreciation right will be determined by the EIP Administrator and will be no less than 100% of the fair market value of a Class A Share on the date of grant.

Stock Units. The EIP Administrator may grant awards of stock units, which is a bookkeeping entry representing an amount equal to the fair market value of one Class A Share. The EIP Administrator may settle earned stock units in cash, Class A Shares or a combination of both. The EIP Administrator may award dividend equivalents in connection with the grant of stock units that may be settled in cash, in Class A Shares of equivalent value or in some combination thereof. Absent a contrary provision in an award agreement, such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the restricted stock units with respect to which the dividends accrue and will not be paid or settled unless and until the related restricted stock units have vested and been earned. The form of stock unit award agreement includes an additional requirement that the participant must pay a nominal purchase price per share of €0.12 as a condition to settlement of the stock units.

Stock Bonuses. The EIP Administrator may grant stock bonus awards, which are awards of Class A Shares without a purchase price that are not subject to any restrictions.

Substitute Awards. The EIP Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Plan.

Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the EIP Administrator will make appropriate adjustments to the maximum number of Class A Shares that may be delivered under the 2021 Plan, the individual award limits, the number and kind of securities subject to and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards and any other provisions affected by such event.

Effect of Certain Corporation Transactions. In the event of certain corporate transactions, the EIP Administrator may, with respect to the outstanding awards, provide for any one or more of the following, without the participant’s consent (in each case, on such terms and subject to such conditions as it deems appropriate): (i) the assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity; (ii) the acceleration of exercisability or delivery of Class A Shares in respect of any award, in full or in part; (iii) the opportunity to exercise options prior to the occurrence of the corporate transaction; (iv) the cancellation of some or all of the awards in exchange for a payment equal to the difference between the fair market value of the Class A Shares subject to the award and its exercise or base price, if any; or (v) the cancellation of outstanding awards in exchange for no consideration. The EIP Administrator need not treat all outstanding awards (or any portion thereof) in an identical manner.

Clawback. The EIP Administrator may provide that any outstanding award, the proceeds of any award or Class A Shares acquired thereunder and any other amounts received in respect of any award or Class A Shares acquired thereunder will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events. In addition, awards are subject to our clawback policy as may be established or amended from time to time. The EIP Administrator may require a participant to forfeit, return to or reimburse the Company for all or any portion of the award or Class A Shares issued under any award, any amounts paid under an award and any payments or proceeds paid or provided upon the disposition of Class A Shares issued under the award, pursuant to the terms of such Company policy or as required by applicable law.

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

2021 Employee Share Purchase Plan

The Lilium 2021 Employee Share Purchase Plan (the “ESPP”) was adopted in connection with the Business Combination to permit eligible employees and eligible service providers the opportunity to purchase Class A Shares. The ESPP promotes employee retention and incentivizes such persons to exert maximum efforts for the success of the Company and its affiliates.

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

Administration. The Board has delegated the administration of the ESPP to the Compensation Committee (the “ESPP Administrator”), which has the power and discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP and otherwise do all things necessary or desirable to carry out the purposes of the ESPP.

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

Eligibility. Participation in the ESPP is generally limited to our employees and service providers and employees and service providers of our subsidiaries and affiliates (i) who have completed at least two years of service since the employee’s or service provider’s last hire date, (ii) whose customary employment with us or one of our subsidiaries or affiliates, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week, (iv) who are not highly compensated employees within the meaning of section 423 of the Code and (v) who satisfy the requirements set forth in the ESPP or such other criteria as the Board may determine consistent with section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, is not eligible to participate in the ESPP. Purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (i) is no longer an eligible employee or eligible service provider for any reason or for no reason or (ii) is otherwise no longer eligible to participate. As soon as practicable, the ESPP Administrator will distribute to such individual all of his or her accumulated but unused contributions without interest.

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

The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such greater percentage as specified by the ESPP Administrator) of the lesser of: (a) the fair market value of a Class A Share on the date the option is granted, which will be the first day of the offering period, and (b) the fair market value of a Class A Share on the exercise date, which will be the last business day of the offering period.

Participants in our ESPP will pay for shares purchased under the ESPP through payroll deductions to the extent permitted by applicable law. Participants may elect to authorize payroll deductions between 1% and 15% of the participant’s eligible compensation each payroll period. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the ESPP and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check or wire transfer prior to a purchase date, in a manner the ESPP Administrator directs.

Restart. To the extent more than one purchase period is provided during an offering, the ESPP Administrator will have the discretion to structure such offering so that, if the fair market value of a share on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share on the offering date for that offering, then (i) that offering will terminate as of the purchase date specified with respect to such purchase period, after giving effect to such purchase on the applicable purchase date, (ii) all contribution amounts not applied to the purchase of shares after giving effect to such purchase on the applicable purchase date will be refunded to the applicable participants and (iii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new offering period and purchase period.

Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring, the ESPP Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares by which the share reserve may be increased each year, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option or the purchase price per share under any outstanding option.

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

Arrangements with Executive Officers

Wiegand Service Agreements

On December 1, 2015, Lilium GmbH entered into a managing director service agreement with Mr. Wiegand, which was later amended on September 20, 2017 and September 14, 2021. The service agreement, as amended, provided for, among other things, a €200,000 annual base salary. On September 14, 2021, Lilium also entered into a contract for services with Mr. Wiegand, which provided for, among other things, an annual base salary of €300,000. In October 2022, Mr. Wiegand’s contracts with Lilium and Lilium GmbH for his services as Chief Executive Officer and Managing Director ceased with the appointment of Mr. Roewe as our Chief Executive Officer and executive director, and Mr. Wiegand was appointed as our Chief Engineer for Innovation and Future Programs pursuant to a service agreement with Lilium GmbH that provides for, among other things, an annual salary of €330,000. Mr. Wiegand is also eligible to earn an annual bonus which, in the event of 100% target achievement, amounts to 26% of his annual salary.

Wiegand Performance Option

On November 18, 2021, Mr. Wiegand received an option grant to purchase 4,341,375 Class A Shares. In connection with the appointment of Mr. Wiegand as our Chief Engineer for Innovation and Future Programs, Mr. Wiegand’s option was modified to an option grant to purchase 1,006,367 Class A Shares subject to the same terms and conditions, as described below (the “Performance Option”).

The Performance Option, or any portion thereof, will become vested and exercisable upon the satisfaction of both (i) the service-based vesting criteria set forth below (the “Service-Based Vesting Criteria”) and (ii) the performance-based vesting condition set forth below (the “Performance-Based Vesting Condition”). The Service-Based Vesting Criteria will be satisfied in 17 quarterly installments commencing on December 31, 2021 until December 31, 2025 (each, a “Service-Based Vesting Date”), subject to Mr. Wiegand’s continuous service through the applicable Service-Based Vesting Date. The Performance-Based Vesting Condition will be satisfied on the date Lilium earns its first dollar or any equivalent currency of revenue recognized in Lilium’s financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either EASA or the FAA, as determined by Lilium in its sole discretion, and the customer has also paid for such services. If the Performance-Based Vesting Condition is satisfied prior to any Service-Based Vesting Date, any portion of the Performance Option with respect to which the Service-Based Vesting Criteria have not been satisfied as of such date (and not otherwise forfeited) will remain subject to satisfaction of such Service-Based Vesting Criteria.

Notwithstanding the foregoing, if Mr. Wiegand’s service is terminated without cause (including the termination or expiration of Mr. Wiegand’s service agreement), then, as of the last day of the quarterly vesting period in which the termination occurs, the Service-Based Vesting Criteria will be deemed satisfied with respect to a prorated portion of the next quarterly tranche of the Performance Option scheduled to vest following the date of termination. If Mr. Wiegand’s service is terminated due to Mr. Wiegand’s death, then, as of the last day of the quarterly vesting period in which the termination occurs, the Service-Based Vesting Criteria will be deemed satisfied with respect to the portion of the Performance Option scheduled to vest during the 12-month period immediately following the date of termination.

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

Roewe Services Agreement

On March 24, 2022, and with effect from the appointment of Mr. Roewe as Chief Executive Officer and executive director on October 27, 2022, Lilium entered into a contract for services with Mr. Roewe, which provides for, among other things, an annual base salary of €590,000. As an executive director of the Company, in the event of 100% target achievement, Mr. Roewe is also eligible to earn an annual cash bonus up to a maximum amount of €453,000.

On July 28, 2022 and with effect from August 1, 2022, Lilium GmbH entered into a Managing Director Service Agreement with Mr. Roewe that references the March 24, 2022 contract for services with Lilium mentioned above with respect to annual base salary and bonus. The Managing Director Service Agreement between Lilium GmbH and Mr. Roewe ceased upon Mr. Roewe’s appointment as Chief Executive Officer on October 27, 2022.

Roewe RSU and Option Grant

On October 27, 2022, Mr. Roewe received a grant of 256,410 RSUs and an option grant to purchase 1,430,671 Class A Shares (the “Roewe Options”). Mr. Roewe’s RSUs and the Roewe Options each vest ratably over four years commencing retroactively on August 1, 2022 until August 1, 2026 (each, a “Service-Based Vesting Date”), subject to Mr. Roewe’s continuous service through the applicable Service-Based Vesting Date. At grant, the Roewe Options were also subject to a performance-based vesting condition that would have been satisfied on the date Lilium earns its first dollar or any equivalent currency of revenue recognized in Lilium’s financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either EASA or the FAA, as determined by Lilium in its sole discretion, and the customer has also paid for such services (the “Roewe Performance-Based Vesting Condition”). In December 2022, the Compensation Committee reviewed Mr. Roewe’s compensation package and recommended that the Board remove the Roewe Performance-Based Vesting Condition based on Mr. Roewe’s strong performance and the conclusion that this would provide greater incentive than conditioning vesting on an event expected to occur two or more years in the future. The Board approved removal of the Roewe Performance-Based Vesting Condition with retroactive effect from the grant date, and as a result, the Roewe Options are only subject to the aforementioned service-based vesting condition.

Notwithstanding the foregoing, if Mr. Roewe’s service is terminated without cause (including the termination or expiration of Mr. Roewe’s service agreement), then, as of the last day of the annual vesting period in which the termination occurs, the Roewe Options’ service-based vesting criteria will be deemed satisfied with respect to a prorated portion of the next annual tranche of the Roewe Options scheduled to vest following the date of termination. If Mr. Roewe’s service is terminated due to Mr. Roewe’s death, then, as of the last day of the annual vesting period in which the termination occurs, the Roewe Options’ service-based vesting criteria will be deemed satisfied with respect to the portion of the Roewe Options scheduled to vest during the 12-month period immediately following the date of termination.

Further, notwithstanding the foregoing, in the event that Mr. Roewe’s service is terminated (x) without cause (including the termination or expiration of Mr. Roewe’s service agreement), (y) due to Mr. Roewe’s voluntary resignation or (z) due to disability, vesting will cease and all unvested RSUs will be forfeited, in each case, as of the effective date of the termination. Further, in the event that Mr. Roewe’s service is terminated due to death, the portion of the RSUs scheduled to vest during the 12-month period immediately following the date of termination will vest upon the last day of the quarterly vesting period during which such termination occurs.

Richardson Severance Agreement

Effective January 15, 2023, Mr. Richardson entered into separation agreements with Lilium and Lilium’s U.S. subsidiary that provided for an aggregate cash payment of $1,500,000, the sum of all bonus payments due to Mr. Richardson, in addition to payments for regular salary and benefits owed through January 15, 2023, in full satisfaction of all compensation due and owing to Mr. Richardson for his service to Lilium.

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

Transitional Equity Grants

Pursuant to the Non-Executive Director Compensation Policy, in lieu of the RSU grants described below, our non-executive directors have received transitional RSU grants upon the following terms under the 2021 Plan, which will vest, subject to continuous service through the applicable vesting date:

●	Non-executive Board members who were elected or appointed to the Board on or after the closing of the Business Combination (but before the October 2022 General Meeting) were granted 32,500 RSUs covering an equal number of Class A Shares, which will vest in three equal annual installments from the date of grant.
●	Non-executive directors who were elected or appointed on or after the closing of the Business Combination (but before the October 2022 General Meeting) were granted 13,125 RSUs covering an equal number of Class A Shares, which will vest on the date immediately preceding the date of the October 2022 General Meeting.

Equity Compensation

Additionally, the Non-Executive Director Compensation Policy provides that non-executive directors will receive RSU grants under the 2021 Plan on the date of each annual General Meeting (beginning at the 2022 General Meeting) and upon the beginning of service, which will vest, subject to continuous service through the applicable vesting date:

●	RSUs initially valued at $325,000 upon initial election or appointment to the Board, which will vest in three equal annual installments from the date of grant; and
●	additional RSUs initially valued at $175,000 annually, which will vest upon the earlier of the first anniversary of the date of grant or the next annual General Meeting, pro-rated for the initial year of service.

All vesting is subject to the non-executive Board member’s continued service as a member of the Board through each applicable vesting date. Notwithstanding the foregoing, if a non-executive Board member remains in continuous service as a member of the Board until immediately prior to: (a) the non-executive Board member’s death; (b) the termination of the non-executive Board member’s service due to the non-executive Board member’s disability; or (c) the closing of a change in control (as defined in the 2021 Plan) (each a “Director Acceleration Event”), any unvested RSUs will vest in full immediately prior to, and contingent upon, the applicable Director Acceleration Event.

Notwithstanding the above, each non-executive Board member may elect to waive any or all of his or her compensation under the Non-Executive Director Compensation Policy prior to the payment of such compensation, provided that such election is permitted by the tax laws and regulations applicable to such non-executive director.

C. Board Practices

Board Structure

Subject to our articles of association, the Board is charged with the management of the Company. In fulfilling their duties, our directors serve the interest of the Company and the business connected with it. Supervision of the fulfillment of duties by the executive directors and of the general course of our affairs and our business are primarily carried out by the non-executive directors. The executive directors must in due time provide the non-executive directors with the information they need to carry out their duties.

The Board consists of two executive directors and eight non-executive directors. The total number of directors, including the number of executive directors and non-executive directors, may be increased or decreased pursuant to a resolution of the Board approved by a majority vote of all of the executive directors, and a majority vote of all of the non-executive directors, then in office. The Board is a one-tier board.

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

For our initial Board, Barry Engle was appointed for a term of three years and the other non-executive directors were appointed to one year terms. Each of the non-executive directors will retire at the first annual General Meeting following the expiry of their current term. If the General Meeting is postponed to a date that is after the first anniversary of the date upon which the non-executive directors were appointed, the reappointment of the non-executive directors will be added to the agenda of the General Meeting to be considered by the shareholders of the Company. If the annual General Meeting is held before the first anniversary of the date upon which the non-executive directors were appointed, such re-appointment will occur at the subsequent annual General Meeting.

The General Meeting may at all times overrule the binding nature of each nomination by at least a two-thirds (2/3) majority of the votes cast, provided such majority represents more than half of the issued share capital of the Company (a “General Meeting Supermajority”). If the General Meeting overrules a binding nomination, the non-executive directors will make a new nomination and a new General Meeting will be called at which the resolution for appointment of a director will require at least a General Meeting Supermajority. If a nomination for such a director has not been made or has not been made in due time, this will be stated in the notice of the General Meeting, and the General Meeting will be free to appoint a director at its discretion by the resolution of a General Meeting Supermajority.

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

Director and Officer Qualifications

We have not established any specific, minimum qualifications that must be met by each of our directors and officers. However, we generally evaluate the following qualities: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of our business (including understanding of the specific markets where Lilium is active and expertise in the aerospace, manufacturing and/or technology industries), integrity, professional reputation, independence, wisdom and ability to represent the best interests of our shareholders and stakeholders.

The Nominating Committee of the Board considers the criteria set forth in the Corporate Governance Guidelines for all directors and, with respect to the non-executive directors, the Profile for Non-Executive Directors (adopted in November 2022 pursuant to best practice provision 2.1.1 of the DCGC) is also considered, regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by the Board.

Committees of the Board of Directors

The Board has established four standing committees comprised of independent, non-executive directors: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Sustainability Committee. Each committee operates under a charter approved by the Board. Copies of each committee charter are available on our website.

Audit Committee

Audit Committee members include Barry Engle, Margaret M. Smyth and Gabrielle Toledano, with Mr. Engle serving as chair of the Audit Committee. Each member of the Audit Committee is financially literate, and each of Mr. Engle and Ms. Smyth is an “Audit Committee financial expert” as defined in the applicable SEC rules. The Audit Committee’s responsibilities include, among other things, oversight of:

●	our accounting and financial reporting and related processes and disclosures;
●	the adequacy and effectiveness of our internal control over financial reporting;
●	audits of the consolidated financial statements of the Company and our subsidiaries;
●	the public accounting firm engaged as our independent auditor, including with respect to its appointment, qualifications, independence, performance, compensation and retention, and related matters;
●	our internal audit function, including with respect to its performance, resources and retention; and
●	the assessment and management of risks, including financial risks and risks related to information security.

The Audit Committee charter also provides that the Audit Committee will be responsible for pre-approving all audit services, internal control-related services and non-audit services (other than de minimis non-audit services) and establishing and maintaining the necessary approval procedures.

Compensation Committee

Compensation Committee members include Gabrielle Toledano, Barry Engle and David Wallerstein, with Ms. Toledano serving as the chair of the Compensation Committee. The Compensation Committee’s responsibilities include, among other things:

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

Nominating and Corporate Governance Committee

Nominating and Corporate Governance Committee members include David Wallerstein, Thomas Enders and Niklas Zennström, with Mr. Wallerstein serving as the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include, among other things:

●	identifying and recommending nominees for election by the Board;
●	evaluating the Board on its performance; and
●	recommending changes to our corporate governance framework and guidelines to the Board.

Sustainability Committee

On November 16, 2022, the Board established a Sustainability Committee to assist the Board in overseeing corporate practices relating to corporate sustainability, including environmental, health and safety, human rights and social matters for the Company. Members of the Sustainability Committee include Margaret M. Smyth, Dr. Thomas Enders and Niklas Zennström, with Ms. Smyth serving as the chair. The Sustainability Committee’s responsibilities include, among other things:

●	considering and recommending to the Board policies and practices that help establish and advance our corporate sustainability vision, including with respect to environmental, health and safety, human rights and social matters;
●	overseeing our policies, programs and practices that relate to corporate sustainability; and
●	monitoring developments, trends and best practices in managing corporate sustainability matters.

D. Employees

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2020, we had 593 employees and 95 full- or part-time contractors. As of December 31, 2021, we had 964 employees, comprised of 745 internal employees as well as 219 full- or part-time contractors. As of December 31, 2022, we had 838 employees and 109 full or part time contractors. Many of our employees and contractors have had prior experience working for a wide variety of reputed aerospace, airline, jet design, aerospace and customer service organizations. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our employees are represented by a labor union or covered by collective bargaining agreements.

E. Share Ownership

Information regarding the ownership of our shares by our directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM  7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 17, 2023 by:

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

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The percentage of our ordinary shares beneficially owned is computed on the basis of 374,672,440 Class A Shares and 23,113,065 Class B Shares issued and outstanding as of March 17, 2023, which share amounts do not include the 12,649,946 Class A Shares issuable upon exercise of the Public Warrants, 7,060,000 Class A Shares issuable upon exercise of the SPAC Private Warrants, 1,800,000 Class A Shares issuable upon exercise of the Azul Warrants, 45,762,461 Class A Shares issuable upon exercise of the 2022 Warrants, any Class A Shares issuable upon exercise of outstanding stock options or the settlement of outstanding RSUs. Other than Daniel Wiegand, who holds Class B Shares, the Class A Shares owned by the persons named in the table below have the same voting rights as the other holders of our Class A Shares. Class B Shares have 36 votes per share and Class A Shares have 12 votes per share on any matter submitted for shareholder approval.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is c/o Lilium N.V., Claude-Dornier Str. 1, Bldg. 335, 82234, Wessling, Germany.

	Class A	Class B	% Voting	% Share
Beneficial Owner	Shares	Shares	Power(1)%	Ownership
Executive Officers and Directors
Henri Courpron(2)	21,798	—	*	*
Dr. Thomas Enders(3)	244,564	—	*	*
Barry Engle(4)	4,351,200	—	*	1.1%
David Neeleman(5)	17,588	—	*	*
Klaus Roewe(6)	356,524	—	*	*
Margaret M. Smyth(7)	23,012	—	*	*
Gabrielle Toledano(8)	23,012	—	*	*
Oliver Vogelgesang(9)	58,921	—	*	*
David Wallerstein(10)	1,746,540	—	*	*
Daniel Wiegand(11)	285,000	23,113,065	15.7%	5.9%
Niklas Zennström(12)	41,076,714	—	9.3%	10.3%
All executive officers and directors of Lilium as a group (11 persons)	48,204,873	23,133,065	26.5%	17.9%
5% and Greater Shareholders (Not Included Above)
Atomico Entities(13)	40,943,742	—	9.2%	10.3%
Tencent Mobility (Luxembourg) S.á.r.l(14)	93,504,306	—	21.1%	23.5%
H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein(15)	75,983,068	—	17.1%	19.1%
Aciturri Aerostructures, S.L.U. (16)	22,162,414	—	5.0%	5.6%

*Less than 1%

(1)	Percentage of total voting power represents voting power with respect to all Class A Shares and Class B Shares, as a single class. The holders of Class B Shares are entitled to three times as many votes per share as holders of Class A Shares.
(2)	Consists of 21,798 Class A Shares.
(3)	Consists of (i) 172,522 Class A Shares and (ii) 72,042 Class A Shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days following March 17, 2023.
(4)	Consists of (i) 1,014,507 Class A Shares and (ii) 3,336,693 Class A Shares issuable upon exercise of warrants exercisable within 60 days of March 17, 2023. Mr. Engle’s business address is c/o Qell Partners LLC, 505 Montgomery Street, Suite 1100, San Francisco, CA 94111 USA.
(5)	Consists of 17,588 Class A Shares.
(6)	Consists of (i) 53,019 Class A Shares, (ii) 16,025 Class A Shares issuable upon settlement of RSUs granted under the 2021 Plan vesting within 60 days following March 17, 2023, (iii) 268,250 Class A Shares issuable upon options granted under the 2021 Plan that will become exercisable within 60 days following March 17, 2023 and (iv) 19,230 Class A Shares underlying a warrant exercisable within 60 days following March 17, 2023.
(7)	Consists of 23,012 Class A Shares.
(8)	Consists of 23,012 Class A Shares.

(9)	Consists of (i) 12,523 Class A Shares, (ii) 6,400 Class A Shares issuable upon settlement of RSUs granted under the 2021 Plan vesting within 60 days following March 17, 2023 and (iii) 39,998 Class A Shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days following March 17, 2023.
(10)	Consists of (i) 1,515,771 Class A Shares held of record and (ii) 230,769 Class A Shares underlying a warrant exercisable within 60 days following March 17, 2023, in each case held by the David Wallerstein and Jun Yu Living Trust for the benefit of Mr. Wallerstein.
(11)	Consists of (i) 285,000 Class A Shares and (ii) 23,113,065 Class B Shares convertible into 23,113,065 Class A Shares.
(12)	Consists of (i) 94,511 Class A Shares held of record, (ii) 38,461 Class A Shares issuable upon exercise of warrants exercisable within 60 days of March 17, 2023, (iii) 33,419,323 Class A Shares held of record by Atomico IV L.P. (“Atomico IV”) and (iv) 7,524,419 Class A Shares held of record by Atomico IV (Guernsey) L.P. (“Atomico IV (Guernsey)” and, together with Atomico IV, the “Atomico entities”). Atomico Advisors IV, Ltd. (“Atomico Advisors IV”) is the general partner of each of Atomico IV and Atomico IV (Guernsey). Niklas Zennström, Mark Dyne, Nicole Ramroop and Claris Ruwende, the members of the board of directors of Atomico Advisors IV, may be deemed to have shared voting and dispositive power over the shares held by each of Atomico IV and Atomico IV (Guernsey). The business address of Atomico IV and Atomico Advisors IV is One Capital Place, Grand Cayman, KY1-1103 Cayman Islands. The business address of Atomico IV (Guernsey) is Old Bank Chambers, La Grande Rue St. Martin’s, Guernsey, GY4 6RT, Channel Islands.
(13)	Consists of (i) 33,419,323 Class A Shares held of record by Atomico IV and (ii) 7,524,419 Class A Shares held of record by Atomico IV (Guernsey). Atomico Advisors IV, Ltd. (“Atomico Advisors IV”) is the general partner of each of Atomico IV and Atomico IV (Guernsey). Niklas Zennström, Mark Dyne, Nicole Ramroop and Claris Ruwende, the members of the board of directors of Atomico Advisors IV, may be deemed to have shared voting and dispositive power over the shares held by each of Atomico IV and Atomico IV (Guernsey). The business address of Atomico IV and Atomico Advisors IV is One Capital Place, Grand Cayman, KY1-1103 Cayman Islands. The business address of Atomico IV (Guernsey) is Old Bank Chambers, La Grande Rue St. Martin’s, Guernsey, GY4 6RT, Channel Islands.
(14)	Tencent Holdings Limited stated in its Schedule 13D filing with the SEC on November 23, 2022 (the “Tencent 13D filing”) that it has sole voting and dispositive power with respect to 93,504,306 Class A Shares, consisting of (i) 87,735,076 Class A Shares held of record and (ii) 5,769,230 Class A Shares underlying a warrant exercisable within 60 days following March 17, 2023. The 93,504,306 Class A Shares beneficially owned by Tencent Holdings Limited are held of record by Tencent. Tencent is a wholly-owned subsidiary of Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is a direct wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited is a publicly traded company. According to the Tencent 13D filing, the business address of Tencent, Tencent Mobility Limited and Tencent Holdings Limited is Level 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
(15)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein (“H.S.H. Prince Hans-Adam II”) stated in his 13G filing with the SEC on February 2, 2023 (the “Prince Hans-Adam II filing”) that he has shared voting and dispositive power with respect to 75,983,068 Class A Shares. Of the 75,983,068 Class A Shares beneficially owned by H.S.H. Prince Hans-Adam II, (i) 24,192,821 Class A Shares and a warrant to purchase 7,692,307 Class A Shares exercisable within 60 days following March 17, 2023 are held by LGT Global Invest Ltd, (ii) 10,828,711 Class A Shares and a warrant to purchase 1,923,076 Class A Shares exercisable within 60 days following March 17, 2023 are held by Lightrock Growth Fund I S.A., SICAV-RAIF (“Lightrock Growth Fund I”), and (iii) 21,730,769 Class A Shares and a warrant to purchase 9,615,384 exercisable within 60 days following March 17, 2023 are held of record by Lumen Investments Ltd. (collectively with LGT Global Invest Ltd and Lightrock Growth Fund I, the “LGT entities”). According to the Prince Hans-Adam II filing, H.S.H. Prince Hans-Adam II is the ultimate beneficial owner of LGT Global Invest Ltd, Lightrock Growth Fund I S.A., SICAV-RAIF and Lumen Investments Ltd. According to the Prince Hans-Adam II filing, the business address of LGT Global Invest Ltd is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, Grand Cayman KY1-1203, Cayman Islands, the business address of Lightrock Growth Fund I is 8, rue Lou Hemmer, L-1748 Senningerberg, Grand Duchy of Luxembourg, the business address of Lumen Investments Ltd. is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, Grand Cayman KY1-1203, Cayman Islands, and the business address of H.S.H. Prince Hans-Adam II is Fürst-Franz-Josef-Strasse 150, FL-9490, Vaduz, Liechtenstein.

(16)	Consists of (i) 14,774,943 Class A Shares held of record by Aciturri Aerostructures, S.L.U. and (ii) 7,387,471 Class A Shares underlying a warrant exercisable within 60 days following March 17, 2023. The business address of Aciturri Aerostructures, S.L.U. is C/Ayuelas No. 22, 09200, Miranda de Ebro, Burgos, Spain.

Ownership of Lilium Shares

Due to the fact that some of our Class A Shares are held by brokers and other nominees, the number of Class A Shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. As of March 17, 2023, according to the records of our transfer agent Continental Stock Transfer & Trust Company, approximately 155,208,365 Class A Shares (approximately 41% of our outstanding Class A Shares) were held by 22 record holders in the U.S., and no Class B Shares were held by record holders in the U.S. These estimates do not include 219,464,075 Class A Shares (approximately 59% of our outstanding Class A Shares) held by Cede & Co., the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. We believe that the Class A Shares held by Cede & Co. include Class A Shares beneficially owned by both U.S. and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners of our Class A Shares in the U.S.

B. Related Party Transactions

The following is a summary of transactions since January 1, 2022 to which we have been a party and in which any members of the Board or senior management had or will have a direct or indirect material interest, other than compensation arrangements and the share ownership described under “Item 6. Directors, Senior Management and Employees — B. Compensation” and “— Major Shareholders” above. See also Note 30 of our financial statements included elsewhere in this Annual Report for a description of certain transactions with related parties required to be disclosed under IFRS.

Shareholder Letter Agreements

Shareholders representing approximately 72% of Lilium’s voting power as of November 18, 2022, including the LGT entities, Tencent, the Atomico entities, Barry Engle, Dr. Thomas Enders, David Wallerstein, Daniel Wiegand and our former Chief Financial Officer, Geoffrey Richardson, entered into letter agreements, irrevocably and unconditionally agreeing to vote in favor of the designation of our Board to issue Class A Shares to be considered at the General Meeting held in December 2022. The letter agreements terminated following the December 2022 General Meeting.

Transactions Related to the 2022 PIPE

In connection with the 2022 PIPE, we entered into securities purchase agreements with the LGT entities, Tencent, Klaus Roewe, Barry Engle, David Wallerstein and Niklas Zennström, who purchased, respectively, 38,461,537 Class A Shares (and 2022 Warrants to purchase 19,230,767 Class A Shares), 11,538,461 Class A Shares (and a 2022 Warrant to purchase 5,769,230 Class A Shares), 38,461 Class A Shares (and a 2022 Warrant to purchase 19,230 Class A Shares), 76,923 Class A Shares (and a 2022 Warrant to purchase 38,461 Class A Shares), 461,538 Class A Shares (and a 2022 Warrant to purchase 230,769 Class A Shares) and 76,923 Class A Shares (and a 2022 Warrant to purchase 38,461 Class A Shares). The Company’s sales to the LGT entities, Tencent and Messrs. Roewe, Engle, Wallerstein and Zennström resulted in gross proceeds of $50 million, $15 million, $0.05 million, $0.1 million, $0.6 million and $0.1 million, respectively.

Strategic Collaboration with Azul

On July 31, 2021, we executed a term sheet in which we agreed to enter into negotiations with Azul to establish a strategic collaboration whereby Azul is expected to commit to purchase from Lilium 220 Lilium Jets for an aggregate value of up to $1.0 billion, subject to completion of aircraft certification activities and receipt of any required regulatory approvals. Lilium and Azul have recently extended the term of the term sheet. In consideration of the strategic commercial collaboration, on October 22, 2021, we issued fully vested Azul Warrants to purchase 1,800,000 Class A Shares at an exercise price of €0.12 per share, and we agreed, subject to the execution of definitive agreements for the strategic commercial collaboration, to issue Azul warrants to purchase up to an additional 6,200,000 Class A Shares at an exercise price of €0.12 per share which, upon issuance, would vest in three tranches. We entered into a registration rights agreement with Azul on March 8, 2022 pursuant to which we registered the future resale of the 1,800,000 Class A Shares issuable upon the exercise of the Azul Warrants and agreed to register the future resale of the 6,200,000 Class A Shares issuable upon the exercise of any of such warrants issued to Azul in the future. David Neeleman, the founder and controlling shareholder of Azul, is one of our non-executive directors. Additional information regarding our arrangement with Azul is described above under the section titled “Item 4. Information on the Company — B. Business Overview — Commercial and Business Operations — Strategic Commercial Collaborations.”

Remuneration Agreements with Board Members and Senior Management

For a description of our remuneration agreements with members of the Board and senior management, see the section titled “Item 6. Directors, Senior Management and Employees — B. Compensation.”

On May 17, 2022, we entered into a success fee letter with Mr. Geoffrey Richardson, our then Chief Financial Officer, pursuant to which we agreed to pay Mr. Richardson a success fee upon successful completion of certain equity, debt, joint venture or merger transactions prior to December 31, 2025. Mr. Richardson and Lilium agreed that such success fee is no longer applicable to equity and debt transactions. Lilium and Mr. Richardson further agreed that for 2022 and until December 31, 2025, semi-annually, Mr. Richardson would be entitled to receive a bonus payable in cash in an amount that would be determined by the Compensation Committee based on certain agreed liquidity targets being achieved consisting of the amount of cash and cash equivalents held by the Company as of an agreed date for each semi-annual period. Mr. Richardson resigned as Chief Financial Officer effective January 15, 2023. In connection with his resignation, Mr. Richardson entered into separation agreements with Lilium and Lilium’s U.S. subsidiary that provided for an aggregate cash payment of $1,500,000, the sum of all bonus payments due to Mr. Richardson, in addition to payments for regular salary and benefits owed through January 15, 2023, in full satisfaction of all compensation due and owing to Mr. Richardson for his service to Lilium.

Indemnification Agreements

Our articles of association provide for certain indemnification rights for our directors and executive officers, and we have entered into an indemnification agreement with several of our directors and executive officers providing for procedures for indemnification and advancements by Lilium of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to Lilium or, at our request, service to other entities, as directors or officers to the maximum extent permitted by Dutch law.

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

Legal Proceedings

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson and Barry Engle for purported violations of United States securities laws (the “Lawsuit”). The Lawsuit was filed in the U.S. District Court for the Central District of California. On February 10, 2023, the U.S. District Court for the Central District of California transferred the action to the U.S. District Court for the Southern District of Florida. The Lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 23-CV-80232-Rosenberg/Reinhart. On February 15, 2023, the court entered an order appointing Jonathan Coon as Lead Plaintiff. On March 10, 2023, Lead Plaintiff filed an amended complaint that adds additional defendants and asserts additional claims for purported violations of the United States securities laws. The Company’s management believes the claims are without merit and intend to vigorously defend this litigation. The Lawsuit is currently at a preliminary stage and Lilium cannot predict its outcome, so the Company therefore cannot determine the likelihood of loss or estimate a range of possible loss.

In addition to the above, we may be subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties and could results in damages, fines, penalties, non-monetary sanctions or relief. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

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

B. Significant Changes

None.

ITEM  9.THE OFFER AND LISTING

A. Offer and Listing Details

The Class A Shares and Public Warrants are listed on Nasdaq under the symbols LILM and LILMW, respectively. Holders of Class A Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Class A Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, including that a company’s listed shares do not trade for 30 consecutive business days below a minimum closing bid price of $1.00, the Class A Shares and/or Public Warrants could be delisted from Nasdaq (see “Item 3.D — Key Information — Risk Factors”). Particularly, Nasdaq requires us to have at least 400 round lot holders of Class A Shares and 100 round lot holders of Public Warrants. A delisting of the Class A Shares and/or Public Warrants will likely affect the liquidity of the Class A Shares and/or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

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

D. Exchange Controls

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.

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

E. Taxation

References in this “Taxation” section to “Warrants” refer only to the Public Warrants and not to the Private Warrants.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (as defined below) described below of acquiring, owning and disposing of our Class A Shares and Warrants, which we refer to collectively as our securities. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our securities. This discussion applies only to a U.S. Holder that acquires our securities and that holds our securities as a capital asset (generally, property held for investment). In addition, this discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies and certain other financial institutions;
•	pension plans;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding Class A Shares or Warrants as part of a hedging transaction, “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	persons whose “functional currency” is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities (including private foundations) or government organizations;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes;
•	regulated investment companies or real estate investment trusts;
•	trusts and estates;
•	persons who acquired our Class A Shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A Shares or Warrants being taken into account in an applicable financial statement;
•	persons holding our Class A Shares or Warrants in connection with a trade or business, permanent establishment or fixed base outside the United States; and
•	persons who own (directly or through attribution) 10% or more (by vote or value) of our outstanding Class A Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes acquires our securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships acquiring our securities and partners in such partnerships are encouraged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of our securities.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of securities that is, for U.S. federal income tax purposes:

(a)	an individual who is a citizen or individual resident of the United States;
(b)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
(c)	an estate the income of which is subject to U.S. federal income tax without regard to its source; or
(d)	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN OUR SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.

Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of distributions paid on our Class A Shares, other than certain pro rata distributions of Class A Shares or rights to acquire Class A Shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles as of the end of the taxable year in which each distribution is made). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Shares. Any remaining excess will be treated as gain realized on the sale of Class A Shares and will be treated as described below under “— Sale or Other Taxable Dispositions.” The amount of any such distribution will include any amounts of foreign taxes withheld by us (or another applicable withholding agent). The gross amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements may be taxable at preferential rates applicable to “qualified dividend income” if we qualify for the benefits of the income tax treaty between the United States and Germany (the “U.S.-Germany Treaty”) and we are not a PFIC (as defined below) with respect to the U.S. Holder in the taxable year of distribution or the preceding taxable year.

Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. Dividends paid in a currency other than U.S. dollars will be included in income by a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, whether or not the currency received is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder’s tax basis in non-U.S. currency that is not converted into U.S. dollars on the date of receipt will equal the U.S. dollar amount included in income. A U.S. Holder would generally have foreign currency gain or loss if the non-U.S. currency received is converted into U.S. dollars after the date of receipt for a different U.S. dollar amount. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of Class A Shares or rights to acquire Class A Shares) will be the fair market value of such property on the date of distribution.

Subject to generally applicable limitations and provided that German tax withheld from dividends constitutes a “covered withholding tax” within the meaning of final regulations recently adopted by the U.S. Internal Revenue Service (“IRS”) and the U.S. Treasury Department (the “Regulations”), a U.S. Holder may claim credit for German tax withheld at the appropriate rate against the U.S. Holder’s U.S. federal income tax liability. However, a U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have reasonably avoided by claiming benefits under the U.S.-Germany Treaty through appropriate procedures. Each U.S. Holder should consult its own tax advisor about its eligibility for a reduced rate of German withholding tax. For foreign tax credit limitation purposes, dividends received with respect to the Class A Shares will generally constitute “passive category income.” In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing eligibility for foreign tax credits or deductions are complex and the Regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on non-residents in lieu of a generally applicable tax that satisfies the definition of an “income tax,” as provided in the Regulations, which may be unclear or difficult to determine). Accordingly, U.S. Holders are urged to consult their tax advisor regarding the availability of foreign tax credits or deductions for foreign taxes withheld with respect to dividends or other distributions on Class A Shares in their particular circumstances.

Sale or Other Taxable Dispositions

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of Class A Shares or Warrants will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A Shares or Warrants sold or disposed for more than one year at the time of sale or other taxable disposition. The amount of gain or loss realized will be equal to the difference, if any, between the amount realized on the sale or other taxable disposition of the Class A Shares or Warrants and the U.S. Holder’s adjusted tax basis in the Class A Shares or Warrants sold or disposed, in each case as determined in U.S. dollars. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to tax at preferential reduced rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s adjusted tax basis in its Class A Shares or Warrants generally will be equal to the U.S. Holder’s acquisition cost for the Class A Shares or Warrants, which will be the U.S. dollar value of any non-U.S. dollar purchase price paid for the Class A Shares or Warrants determined on the date of purchase, less, in the case of Class A Shares, the U.S. dollar value of any prior distributions treated as a return of capital. A U.S. Holder that receives a currency other than U.S. dollars on the sale or other taxable disposition of Class A Shares or Warrants will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of sale or other taxable disposition. However, if the securities disposed of are treated as traded on an “established securities market” at the time of sale or other taxable disposition, a cash basis U.S. Holder or an accrual basis U.S. Holder that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS, will determine the U.S. dollar value of the amount realized by translating the amount of non-U.S. currency received at the spot rate on the settlement date. An accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder will have a tax basis in the currency received equal to its U.S. dollar value at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

Exercise or Lapse of a Warrant

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

Cash received in lieu of a fractional share of Class A Shares should be treated as a payment in exchange for such fractional share of Class A Shares resulting in gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the fractional share of Class A Shares.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of common shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A Shares which is taxable to the U.S. Holders of such shares as described under “— Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if a U.S. Holder received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation is classified as a PFIC for any taxable year in which, after applying certain look-through rules and taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either:

●	at least 75% of its gross income is passive income (the “Income Test”); or
●	at least 50% of the average quarterly value of its gross assets is attributable to assets that produce, or are held to produce, passive income or that do not produce income (the “Asset Test”).

It is uncertain whether we or any of our subsidiaries will be treated as a PFIC for U.S. federal income tax purposes for the current or any subsequent tax year. Whether the Company is a PFIC is a factual determination made annually based on principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the Income Test, our status as a PFIC depends on the composition of our income, which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering. Under the Asset Test, the Company’s status as a PFIC will generally depend on the amount of the Company’s goodwill that is characterized as an active asset. The rules for characterizing a corporation’s goodwill as active or passive assets are uncertain. However, one reasonable approach for determining the character of goodwill for purposes of the Asset Test requires identifying goodwill with specific income producing activities and characterizing goodwill as active or passive based on the income derived from each activity. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be classified as a PFIC for the current taxable year or any subsequent year until after the close of the relevant taxable year.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns our securities, such U.S. Holder would, in that and all subsequent taxable years, be subject to additional taxes on any (i) distributions exceeding 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period) (such distributions, “excess distributions”) and (ii) gain recognized from the sale or other taxable disposition (including, under certain circumstances, a pledge) of such U.S. Holder’s securities (regardless of whether the Company continued to be a PFIC under either of the tests above) unless (a) such U.S. Holder makes a QEF Election (as defined below) or (b) our securities constitute “marketable” securities and such U.S. Holder makes a mark-to-market election as discussed below. To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period in the securities, (ii) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to each other taxable year is taxed at the highest tax rate in effect for such year for individuals or corporations, as appropriate, and an interest charge is imposed to recover the deemed benefit from the deferred payment of the resulting tax attributable to each such year. The tax liability for amounts allocated to years prior to the year of the excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the securities cannot be treated as capital, even if a U.S. Holder holds the securities as capital assets. In addition, dividends on the Class A Shares would not be eligible for the preferential tax rate applicable to qualified dividend income received by individuals and certain other non-corporate persons.

If we are classified as a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs (such PFIC subsidiaries, “lower-tier PFICs”), as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

If we are classified as a PFIC in any taxable year in which a U.S. Holder owns our securities, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our securities, regardless of whether we continue to meet either of the tests described above for any succeeding year, unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election with respect to our securities or (ii) the U.S. Holder makes a valid QEF Election with respect to all taxable years in such U.S. Holder’s holding period during which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold its securities at their fair market value and any gain from such deemed sale would be subject to the rules described above. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s securities with respect to which such election was made will not be treated as shares in a PFIC, and the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other taxable disposition of the securities. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we have been classified as a PFIC in any taxable year in which a U.S. Holder owns securities and subsequently cease to be a PFIC.

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in alternative U.S. federal income tax consequences for U.S. Holders owning and disposing of our Class A Shares. A U.S. Holder may avoid the general tax treatment for PFICs described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code (a “QEF,” and such election, a “QEF Election”) for each of the taxable years during the U.S. Holder’s holding period that we are a PFIC. If a QEF Election is not in effect for the first taxable year in the U.S. Holder’s holding period in which we are a PFIC, a QEF Election generally can only be made if the U.S. Holder elects to make an applicable deemed sale or deemed dividend election on the first day of its taxable year in which we became a QEF pursuant to the QEF Election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of excess distributions and disposal gains discussed above. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC Annual Information Statement from us. If we determine that we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information with respect to the Company as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. Further, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of all of the information required to be provided. A QEF Election may not be available for the Warrants regardless of whether we provide such information.

If a U.S. Holder makes a QEF Election with respect to its Class A Shares, it will be taxed currently on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that we are a PFIC, even if no distributions are received. Any distributions we make out of our earnings and profits that were previously included in such a U.S. Holder’s income as a result of making the QEF Election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its Class A Shares would be increased by an amount equal to any income included under the QEF Election and decreased by any amount distributed on the Class A Shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of its Class A Shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the Class A Shares, each as determined in U.S. dollars. Once made, a QEF Election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF Election can be revoked only with the consent of the IRS. A U.S. Holder that has made a QEF Election will not be currently taxed on our ordinary income and net capital gain for any taxable year for which we are not classified as a PFIC. A separate QEF Election is required for any equity interests in any lower-tier PFICs that we own. There can be no assurance that we will have timely knowledge of the PFIC status of any equity interests in any non-U.S. corporation that we may own or that we will be able to provide all of the information required to make a valid QEF Election for any lower-tier PFIC that we may own. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, any deemed gain, deemed dividend or QEF Election.

Alternatively, U.S. Holders can avoid the interest charge on excess distributions or gain relating to such U.S. Holder’s Class A Shares and certain other of the adverse impacts of the PFIC rules described above by making a mark-to-market election with respect to such Class A Shares, provided that the Class A Shares constitute “marketable stock.” “Marketable stock” is, generally, stock that is “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, stock is considered regularly traded during any calendar year during which shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our Class A Shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our Class A Shares remain listed on Nasdaq and are regularly traded, and you are a U.S. Holder of Class A Shares, we expect the mark-to-market election would be available to you if we are a classified as a PFIC. No assurance can be given that the Class A Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the securities.

A U.S. Holder that makes a mark-to-market election with respect to its Class A Shares must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Class A Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis such Class A Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in its Class A Shares over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any unreversed mark-to-market gains included in income in prior taxable years. Gains from an actual sale or other disposition of the Class A Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Class A Shares will be treated as an ordinary loss to the extent of any unreversed mark-to-market gains previously included in income. Once made, a mark-to-market election cannot be revoked without the consent of the IRS, unless our Class A Shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our Class A Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Unless otherwise provided by the IRS, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. Furthermore, recently proposed Treasury Regulations related to PFICs (which will not be effective until finalized) may affect the taxation and reporting obligations of partners of certain U.S. partnerships that invest in PFICs. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE SECURITIES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE SECURITIES.

Information Reporting and Backup Withholding

Payments of dividends (including constructive dividends) on Class A Shares and sales proceeds from the sale or other disposition of our securities, that are made by a U.S. paying agent or other U.S. intermediary or to an account in the United States, will be reported to the IRS and to the U.S. Holder unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to payments subject to information reporting if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded (or credited against such U.S. Holder’s U.S. federal income tax liability, if any), provided the required information is furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain U.S. Holders may be required to report information relating to their ownership of securities to the IRS, subject to certain exceptions (including an exception for securities held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their information reporting obligations with respect to their ownership and disposition of securities.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Material Dutch Tax Considerations

The following summary outlines certain material Dutch tax consequences in connection with the acquisition, ownership and disposal of Class A Shares and/or the acquisition, ownership, disposal and exercise of Warrants. All references in this summary to the Netherlands and Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. The summary does not purport to present any comprehensive or complete picture of all Dutch tax aspects that could be of relevance to the acquisition, ownership and disposal of Class A Shares and/or the acquisition, ownership, disposal and exercise of Warrants by a (prospective) holder of Class A Shares and/or Warrants who may be subject to special tax treatment under applicable law. The summary is based on the tax laws and practice of the Netherlands as in effect on the date of this Annual Report, which are subject to changes that could prospectively or retrospectively affect the Dutch tax consequences.

For purposes of Dutch income and corporate income tax, shares, warrants or certain other assets, which may include depositary receipts in respect of shares, legally owned by a third party such as a trustee, foundation or similar entity or arrangement (a “Third Party”), may under certain circumstances have to be allocated to the (deemed) settlor, grantor or similar originator (the “Settlor”) or, upon the death of the Settlor, such Settlor’s beneficiaries (the “Beneficiaries”) in proportion to their entitlement to the estate of the Settlor of such trust or similar arrangement (the “Separated Private Assets”).

This summary does not address the Dutch tax consequences for a holder of Class A Shares and/or Warrants that is considered to be affiliated (gelieerd) to the Company within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021). Generally, a holder of Class A Shares and/or Warrants is considered to be affiliated to the Company for these purposes if (i) it has a qualifying interest in the Company, (ii) the Company has a qualifying interest in such party or (iii) a third party has a qualifying interest in both the Company and such party. A party is equated with any collaborating group of parties of which it forms part. A qualifying interest is an interest that allows the holder to have a decisive influence over the other party’s decisions in such a way that it is able to determine the activities of the other party. A party is in any case considered to have a qualifying interest in another party if it (directly or indirectly) owns more than 50% of the voting rights in such other party.

This summary does not address the Dutch tax consequences of a holder of Class A Shares and/or Warrants who is an individual and who has a substantial interest (aanmerkelijk belang) in the Company. Generally, a holder of Class A Shares and/or Warrants will have a substantial interest in the Company if such holder of Class A Shares and/or Warrants, whether alone or together with such holder’s spouse or partner and/or certain other close relatives, holds directly or indirectly, or as Settlor or Beneficiary of Separated Private Assets (i) (x) the ownership of, (y) certain other rights, such as usufruct, over or (z) rights to acquire (whether or not already issued, including by way of the Warrants) shares (including Class A Shares) representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or (ii) (x) the ownership of or (y) certain other rights, such as usufruct, over profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of the Company or to 5% or more of the liquidation proceeds of the Company.

Additionally, a holder of Class A Shares and/or Warrants has a substantial interest in the Company if such holder, whether alone or together with such holder’s spouse or partner and/or certain other close relatives, has the ownership of, or other rights over, shares, or depositary receipts in respect of shares, in, or profit certificates issued by, the Company that represent less than 5% of the relevant aggregate that either (a) qualified as part of a substantial interest as set forth above and where shares, or depositary receipts in respect of shares, profit certificates and/or rights there over have been, or are deemed to have been, partially disposed of or (b) have been acquired as part of a transaction that qualified for non-recognition of gain treatment.

Furthermore, this summary does not address the Dutch tax consequences of a holder of Class A Shares and/or Warrants who:

(a)	is an individual and receives income or realizes capital gains in respect of Class A Shares and/or Warrants in connection with such holder’s employment activities or in such holder’s capacity as a (former) board member or (former) supervisory board member; or
(b)	is a resident of any non-European part of the Kingdom of the Netherlands.

PROSPECTIVE HOLDERS OF CLASS A SHARES AND/OR WARRANTS SHOULD CONSULT THEIR OWN PROFESSIONAL ADVISER WITH RESPECT TO THE DUTCH TAX CONSEQUENCES OF ANY ACQUISITION, OWNERSHIP OR DISPOSAL OF CLASS A SHARES AND/OR THE ACQUISITION, REDEMPTION, DISPOSAL OR EXERCISE OF WARRANTS IN THEIR INDIVIDUAL CIRCUMSTANCES.

Dividend Withholding Tax

General

Pursuant to Dutch domestic law, and subject to tax treaty relief, the Company is generally required to withhold dividend withholding tax imposed by the Netherlands at a rate of 15% on dividends distributed by the Company in respect of Class A Shares and/or Warrants. For so long as the German and Dutch competent authorities consider the Company to be solely resident in Germany for purposes of the DE — NL tax treaty (See “Item 3. Key Information — D. Risk Factors — Risks Related to Ownership of Our Class A Shares and Warrants — The Company intends to operate so as to be treated as exclusively resident in Germany for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere”), however, dividends distributed by the Company to a holder of Class A Shares and/or Warrants will not be subject to Dutch dividend withholding tax, unless such holder of Class A Shares and/or Warrants is resident or deemed to be resident in the Netherlands or such holder of Class A Shares and/or Warrants has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable.

The expression “dividends distributed by the Company” as used herein includes, but is not limited to:

(a)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (gestort kapitaal) not recognized for Dutch dividend withholding tax purposes;
(b)	liquidation proceeds, proceeds of redemption of Class A Shares or, as a rule, consideration for the repurchase of Class A Shares by the Company in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;
(c)	the par value of Class A Shares issued to a holder of Class A Shares or an increase of the par value of Class A Shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made;
(d)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (i) the shareholders at the General Meeting have resolved in advance to make such repayment and (ii) the par value of the Class A Shares concerned has been reduced by an equal amount by way of an amendment of our articles of association;

(e)	potentially, payments upon the exercise of Warrants if the exercise price paid in cash plus the purchase price initially paid for the relevant Warrants is lower than the par value of Class A Shares issuable upon exercise of such Warrants, unless and to the extent the par value of Class A Shares issuable upon exercise of such Warrants is charged against the Company’s share premium reserve recognized for Dutch dividend withholding tax purposes; and
(f)	potentially, proceeds of the redemption or repurchase of Warrants.

Holders of Class A Shares and/or Warrants Resident in the Netherlands or with a Permanent Establishment (vaste inrichting) or a Permanent Representative (vaste vertegenwoordiger) in the Netherlands

Dividends distributed by the Company to a holder of Class A Shares and/or Warrants that is resident or deemed to be resident in the Netherlands or that has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable, will in principle be subject to Dutch dividend withholding tax at a rate of 15%.

A holder of Class A Shares and/or Warrants that is an individual that is resident or deemed to be resident in the Netherlands for Dutch tax purposes is generally entitled, subject to the anti-dividend stripping rules described below, to a full credit against its income tax liability, or a full refund, of the Dutch dividend withholding tax.

A holder of Class A Shares and/or Warrants that is a legal entity that is resident or deemed to be resident in the Netherlands for Dutch tax purposes is generally entitled, subject to the anti-dividend stripping rules described below, to a full credit against its corporate income tax liability of the Dutch dividend withholding tax. If and to the extent such legal entity cannot credit the full amount of Dutch dividend withholding tax in a given year, the Dutch dividend withholding tax may be carried forward and credited against its corporate income tax liability in subsequent years (without any time limitation).

The two previous paragraphs generally apply to holders of Class A Shares and/or Warrants that are neither resident nor deemed to be resident in the Netherlands for Dutch tax purposes if the Class A Shares and/or Warrants are attributable to a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands of such non-resident holder of Class A Shares and/or Warrants.

A holder of Class A Shares and/or Warrants that is a legal entity that is resident or deemed to be resident in the Netherlands for Dutch tax purposes that is exempt from Dutch corporate income tax is generally entitled, subject to the anti-dividend stripping rules described below, to a full refund of Dutch dividend withholding tax on dividends received.

According to the anti-dividend stripping rules, no exemption, reduction, credit or refund of Dutch dividend withholding tax will be granted if the recipient of the dividend paid by the Company is not considered the beneficial owner (uiteindelijk gerechtigde) of the dividend as defined in these rules. A recipient of a dividend is not considered the beneficial owner of the dividend if, as a consequence of a combination of transactions, (i) a person (other than the holder of the dividend coupon), directly or indirectly, partly or wholly benefits from the dividend, (ii) such person directly or indirectly retains or acquires a comparable interest in Class A Shares and/or Warrants and (iii) such person is entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution. The term “combination of transactions” includes transactions that have been entered into in the anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or enjoyment on Class A Shares and/or Warrants (e.g., usufruct).

Holders of Class A Shares and/or Warrants Resident Outside the Netherlands

Dividends distributed by the Company to a holder of Class A Shares and/or Warrants not resident or deemed to be resident in the Netherlands for (corporate) income tax purposes and that does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable will not be subject to any Dutch dividend withholding tax.

The Company will, however, in principle be required to withhold Dutch dividend withholding tax on dividends distributed by the Company to holders of Class A Shares and/or Warrants that are resident or deemed to be resident in the Netherlands (or to holders of Class A Shares and/or Warrants that have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable). As a result, upon the distribution of a dividend on Class A Shares and/or Warrants, the Company will be required to identify the residency of holders of Class A Shares and/or Warrants (as the case may be), which may not always be possible in practice. In such a scenario, a holder of Class A Shares and/or Warrants not resident or deemed to be resident in the Netherlands for (corporate) income tax purposes and that does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable can submit a digital application for a refund of Dutch dividend withholding tax via http://belastingdienst.nl/refunddividendtax.

Taxes on Income and Capital Gains

Holders of Class A Shares and/or Warrants Resident in the Netherlands: Individuals

A holder of Class A Shares and/or Warrants who is an individual resident or deemed to be resident in the Netherlands for Dutch tax purposes will be subject to regular Dutch income tax on the income derived from Class A Shares and/or Warrants and the gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants by the holder thereof, if:

(a)	such holder of Class A Shares and/or Warrants has an enterprise or an interest in an enterprise, to which enterprise Class A Shares and/or Warrants are attributable; and/or
(b)	such income or capital gain forms “a benefit from miscellaneous activities” (“resultaat uit overige werkzaamheden”) that, for instance, would be the case if the activities with respect to Class A Shares and/or Warrants exceed “normal active asset management” (“normaal, actief vermogensbeheer”) or if income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest” (“lucratief belang”)) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (a) or (b) applies, income derived from Class A Shares and/or Warrants and the gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants will in general be subject to Dutch income tax at the progressive rates up to 49.5%.

If the abovementioned conditions (a) and (b) do not apply, a holder of Class A Shares and/or Warrants who is an individual, resident or deemed to be resident in the Netherlands for Dutch tax purposes will not be subject to taxes on income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 32% on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year (minus a tax-free threshold; the yield basis minus such threshold being the tax basis (“grondslag sparen en beleggen”)). For the 2023 tax year, the deemed income derived from savings and investments will be a percentage of the tax basis up to 6.17% that is determined based on the actual allocation of (i) savings, (ii) other investments and (iii) debts/liabilities within the individual’s yield basis. The tax-free threshold for 2023 is €57,000. The percentages to determine the deemed income will be reassessed every year. These rules are subject to litigation and may therefore change. You may need to file (protective) appeals to any assessments based on these rules to benefit from any beneficial case law.

Holders of Class A Shares and/or Warrants Resident in the Netherlands: Corporate Entities

A holder of Class A Shares and/or Warrants that is resident or deemed to be resident in the Netherlands for corporate income tax purposes and that is:

●	a corporation;
●	another entity with a capital divided into shares;
●	a cooperative (association); or
●	another legal entity that has an enterprise or an interest in an enterprise to which Class A Shares and/or Warrants are attributable,

but that is not:

●	a qualifying pension fund;
●	a qualifying investment institution (fiscale beleggingsinstelling) or a qualifying exempt investment institution (vrijgestelde beleggingsinstelling); or
●	another entity exempt from corporate income tax,

will in general be subject to regular Dutch corporate income tax, generally levied at a rate of 25.8% (19% over profits up to and including €200,000) over income derived from Class A Shares and/or Warrants and the gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants, unless, and to the extent that, the participation exemption (deelnemingsvrijstelling) applies.

Holders of Class A Shares and/or Warrants Resident Outside the Netherlands: Individuals

A holder of Class A Shares and/or Warrants who is an individual not resident or deemed to be resident in the Netherlands will not be subject to any Dutch taxes on income derived from Class A Shares and/or Warrants and the gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants, unless:

(a)	such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable; or
(b)	such income or capital gain forms a “benefit from miscellaneous activities in the Netherlands” (“resultaat uit overige werkzaamheden in Nederland”), which would for instance be the case if the activities in the Netherlands with respect to Class A Shares and/or Warrants exceed “normal active asset management” (“normaal, actief vermogensbeheer” or if such income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together, a “lucrative interest” (“lucratief belang”)) that the holder thereof has acquired under such circumstances that such income and gains are intended to be remuneration for work or services performed by such holder (or a related person), in whole or in part, in the Netherlands, whether within or outside an employment relation, where such lucrative interest provides the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If either of the abovementioned conditions (a) or (b) applies, income or capital gains in respect of dividends distributed by the Company or in respect of any gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants will in general be subject to Dutch income tax at the progressive rates up to 49.5%.

Holders of Class A Shares and/or Warrants Resident Outside the Netherlands: Legal and Other Entities

A holder of Class A Shares and/or Warrants that is a legal entity, another entity with a capital divided into shares, an association, a foundation or a fund or trust, not resident or deemed to be resident in the Netherlands for corporate income tax purposes, will not be subject to any Dutch taxes on income derived from Class A Shares and/or Warrants and the gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants, unless:

(a)	such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands and to which enterprise or part of an enterprise, as the case may be, Class A Shares and/or Warrants are attributable; or
(b)	such holder has a substantial interest (aanmerkelijk belang) in the Company that (i) is held with the avoidance of Dutch income tax of another person as (one of) the main purpose(s) and (ii) forms part of an artificial structure or series of structures (such as structures that are not put into place for valid business reasons reflecting economic reality).

If one of the abovementioned conditions applies, income derived from Class A Shares and/or Warrants and the gains realized upon the acquisition, redemption and/or disposal of Class A Shares and/or the acquisition, redemption, disposal or exercise of Warrants will, in general, be subject to Dutch regular corporate income tax levied at a rate of 25.8% (19% over profits up to and including €200,000), unless, and to the extent that, with respect to a holder as described under (a), the participation exemption (deelnemingsvrijstelling) applies.

Gift, Estate and Inheritance Taxes

Holders of Class A Shares and/or Warrants Resident in the Netherlands

Gift tax may be due in the Netherlands with respect to an acquisition of Class A Shares and/or Warrants by way of a gift by a holder of Class A Shares and/or Warrants who is resident or deemed to be resident of the Netherlands at the time of the gift.

Inheritance tax may be due in the Netherlands with respect to an acquisition or deemed acquisition of Class A Shares and/or Warrants by way of an inheritance or bequest on the death of a holder of Class A Shares and/or Warrants who is resident or deemed to be resident of the Netherlands, or in case of a gift by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while that individual, at the time of the individual’s death, is resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance tax, an individual with the Dutch nationality will be deemed to be resident in the Netherlands if such individual has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such individual’s death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident of the Netherlands if such individual has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Holders of Class A Shares and/or Warrants Resident Outside the Netherlands

No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Class A Shares and/or Warrants by way of a gift by, or on the death of, a holder of Class A Shares and/or Warrants who is neither resident nor deemed to be resident of the Netherlands, unless, in the case of a gift of Class A Shares and/or Warrants by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

Certain Special Situations

For purposes of Dutch gift, estate and inheritance tax, (i) a gift by a Third Party will be construed as a gift by the Settlor and (ii) upon the death of the Settlor as a rule, such Settlor’s Beneficiaries will be deemed to have inherited directly from the Settlor. Subsequently, such Beneficiaries will be deemed the settlor, grantor or similar originator of the Separated Private Assets for purposes of Dutch gift, estate and inheritance tax in the case of subsequent gifts or inheritances.

For the purposes of Dutch gift and inheritance tax, a gift that is made under a condition precedent is deemed to have been made at the moment such condition precedent is satisfied. If the condition precedent is fulfilled after the death of the donor, the gift is deemed to be made upon the death of the donor.

Value Added Tax

No Dutch value added tax will arise in respect of or in connection with the subscription, issue, placement, allotment or delivery of Class A Shares and/or the exercise of Warrants.

Other Taxes and Duties

No Dutch registration tax, capital tax, custom duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of Class A Shares and/or the exercise of Warrants.

Residency

A holder of Class A Shares and/or Warrants will not be treated as a resident, or a deemed resident, of the Netherlands for tax purposes by reason only of the acquisition, or the holding, of Class A Shares and/or Warrants or the performance by the Company under Class A Shares and/or Warrants.

Material German Tax Considerations

The following section is a description of the material German tax considerations that become relevant when acquiring, owning and/or disposing of Class A Shares and Warrants as from the date of this Annual Report. It is based on the German tax law applicable as of the date of this Annual Report without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

This section is intended as general information only and does not purport to be a comprehensive or complete description of all potential German tax effects of the acquisition, ownership or disposal of Class A Shares or Warrants and does not set forth all German tax considerations that may be relevant to a particular person’s decision to acquire Class A Shares or Warrants. It cannot be ruled out that the German tax authorities or courts may consider an alternative interpretation or application to be correct that differs from the one described in this section.

This section does not describe any German tax considerations or consequences that may be relevant to the acquisition, ownership or disposal of Class A Shares or Warrants by a shareholder (i) for whom or for a direct or indirect shareholder or beneficiary of whom the income or capital gains derived from the Class A Shares or Warrants are attributable to employment activities, the income from which is taxable in Germany, or (ii) who exchanges, or has exchanged, other German taxable assets for Class A Shares or Warrants (or vice versa) under a German tax deferral transaction of the German reorganization tax act (Umwandlungssteuergesetz).

This section does not constitute particular German tax advice and potential purchasers of Class A Shares or Warrants are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and/or disposal of Class A Shares or Warrants in light of their particular circumstances with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of provisions of any applicable income tax treaty on the mitigation of double taxation (each a “tax treaty”), as well as any tax consequences arising under the laws of any state, local or other non-German jurisdiction. A shareholder or holder of Warrants may include an individual who or an entity that does not have the legal title to the Class A Shares or Warrants, but to whom nevertheless the Class A Shares or Warrants are attributed for German tax purposes, based either on such individual or entity owning a beneficial interest in the Class A Shares or Warrants or based on specific statutory provisions.

All of the following is subject to change as from the date of this Annual Report. Such changes could apply retroactively and could affect the consequences set forth below. This section does neither refer to any German filing, notification or other German tax compliance aspects nor to foreign account tax compliance act (“FATCA”) aspects.

Lilium’s Tax Residency Status

We have our statutory seat in the Netherlands and our sole place of management in Germany and are therefore tax resident in Germany as from the date of this Annual Report (both under German domestic law and for purposes of the German-Dutch tax treaty). Thus, we qualify as a corporation subject to German unlimited liability for corporate income tax purposes and are treated as a resident of Germany under the Dutch-German tax treaty. However, because our tax residency depends on future facts regarding our place of management, the German unlimited liability for corporate income tax purposes may change in the future.

We assume for all purposes herein that we shall be tax resident in Germany at all relevant points in time when taxable events may occur.

German Taxation of Holders of Class A Shares

Taxation of Dividends

Withholding Tax on Dividend Payments

Dividends distributed from Lilium to our shareholders are generally subject to German withholding tax, except for certain scenarios in which a dividend is either excluded from the scope of German withholding tax (for example, repayments of capital from the tax contribution account (steuerliches Einlagekonto)) or fully or partially withholding tax exempt, as further described. The withholding tax rate is 25% plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, totaling 26.375% of the gross dividend amount and potentially church withholding tax for shareholders who are private individuals in certain cases (see below). Withholding tax is to be withheld and passed on for the account of the shareholders, depending on the specific circumstances, by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- oder Finanzdienstleistungsinstitut) or by the domestic securities institution (inländisches Wertpapierinstitut) that keeps and administers the Class A Shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the Class A Shares were entrusted for custody if the dividends are distributed to a foreign agent by such securities custodian bank (each of which is referred to as the “Dividend Paying Agent”), or, in case the Class A Shares are not held in deposit with a Dividend Paying Agent, Lilium is responsible for withholding and remitting the tax to the competent tax office. Such withholding tax is generally levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.

In the case of dividends distributed to a parent company within the meaning of Art. 3 para. 1 lit. a of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the European Union, withholding tax may be refunded or not levied upon application and subject to further conditions (as set out below). This also applies to dividends distributed to a permanent establishment located in another Member State of the European Union of such a parent company or of a parent company tax resident in Germany if the participation in Lilium is effectively connected with and actually attributed to this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of Lilium of at least 10% for an uninterrupted period of at least twelve months. Further, the foreign resident shareholder must be eligible for purposes of the EU Parent Subsidiary Directive (as set out above) to invoke the reduction, and in addition, no German anti-directive/ treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must be applicable.

The withholding tax on dividends distributed to other foreign resident shareholders may be refunded or not levied upon application (as set out below) in accordance with an applicable tax treaty (to 15%, 5% or 0% depending on certain prerequisites) if Germany has concluded such tax treaty with the country of residence of the shareholder and if the shareholder does not hold the Class A Shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. Further, the foreign resident shareholder must be eligible for tax treaty purposes, and in addition, no limitation of benefits provision in a tax treaty and no German anti-directive/treaty shopping provision of Section 50d paragraph 3 of the German Income Tax Act (Einkommensteuergesetz) must be applicable.

In the case of dividends received by corporate bodies (Körperschaften) who are not tax resident in Germany, i.e., corporate bodies with no registered office or place of management in Germany and if the shares neither belong to the assets of a permanent establishment or fixed place of business in Germany nor are part of business assets for which a permanent representative in Germany has been appointed, two-fifths of the withholding tax deducted and remitted may be refunded or not levied upon application (as set out below) without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a tax treaty or if no tax treaty has been concluded between the state of residence of the shareholder, however, likewise subject to the conditions of the aforementioned German anti-directive/treaty shopping provision.

The application for a refund of withholding tax under the EU Parent Subsidiary Directive, a tax treaty or the aforementioned option for foreign corporate bodies is to be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern) within four years following the end of the calendar year in which the dividends were received. The application shall be made by submitting a completed form for refund (available at the website of the Federal Central Tax Office (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax. In this case, the refund of deducted withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the EU Parent Subsidiary Directive (0%) or on the basis of the tax rate set forth in the applicable tax treaty (15%, 5% or 0%) is refunded by the German Federal Central Tax Office.

If, under fulfillment of the prerequisites of the EU Parent Subsidiary Directive or a tax treaty, withholding tax is not to be levied at all, the relevant shareholder must apply to the German Federal Central Tax Office for the issuance of an exemption certificate (Freistellungsbescheinigung) that documents that the prerequisites for the application of the reduced withholding tax rates have been met. Dividends covered by the exemption certificate of the shareholder are then only subject to the reduced withholding tax rates stipulated in the exemption certificate.

The aforementioned refunds of (or exemptions from) withholding tax are further restricted if (i) the applicable tax treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of Lilium and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the refund of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in a company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends; (ii) the shareholder has to bear (taking into account claims of the shareholder from transactions reducing the risk of changes of the market value of the shares and corresponding claims of related parties of the shareholder) at least 70% of the change in value risk related to the shares in a company during the minimum holding period; and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties.

In the absence of the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. Furthermore, a shareholder that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for such a full tax credit has (i) to notify the competent local tax office accordingly, (ii) to declare according to the officially prescribed form and (iii) to make a payment in the amount of the omitted withholding tax deduction.

However, these special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in a company for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the Class A Shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, the remaining and paid withholding tax (if any) is then final (i.e., not refundable) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (for example, those shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their Class A Shares as business assets, as well as for shareholders tax resident outside of Germany holding their Class A Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability will be refunded upon receipt of the relevant tax assessment. For individual shareholders tax resident in Germany holding Class A Shares as private assets, the withholding tax is a final tax (Abgeltungsteuer), subject to the exceptions described in the following section.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Class A Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Class A Shares as private assets, dividends are subject to a flat rate tax, which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his or her personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax, unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the specific tax rate, including church tax, are to be discussed with the individual tax advisor of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.

The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent or Lilium. However, if the flat tax results in a higher tax burden as opposed to the private individual shareholder’s personal income tax rate, the private individual shareholder can opt for taxation at his or her personal income tax rate. In that case, the final withholding tax will be credited against the income tax. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly can only jointly exercise the option.

Exceptions from the flat rate tax (satisfied by withholding the tax at source, Abgeltungswirkung) may apply — that is, only upon application — (i) for shareholders who have a shareholding of at least 25% in Lilium and (ii) for shareholders who have a shareholding of at least 1% in Lilium and work for the Company in a professional capacity, each within the assessment period for which the application is first made. In such a case, the same rules apply as for sole proprietors holding Class A Shares as business assets (see below “— Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Class A Shares as Business Assets — Sole Proprietors”). Further, the flat rate tax does not apply if and to the extent dividends reduced Lilium taxable income.

Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding Class A Shares as Business Assets

If a shareholder holds Class A Shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations

Dividend income of corporate shareholders is exempt from corporate income tax, provided that the corporation holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid (participation exemption). The acquisition of a participation of at least 10% in the course of a calendar year (in one instance) is deemed to have occurred at the beginning of such calendar year. Participations in the share capital of the Company that a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge); i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are entirely tax deductible. The participation exemption does not apply if and to the extent dividends reduced Lilium’s taxable income.

For trade tax purposes, the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporate shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In such case, the dividends are not subject to trade tax. However, trade tax is levied on the amount considered to be a non-deductible business expense (amounting to 5% of the dividend). Trade tax depends on the municipal trade tax multiplier applied by the relevant municipal authority. In the case of an indirect participation via a partnership, please refer to the section “— Partnerships” below.

If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the applicable municipality levy rate determined by the municipality in which the corporate shareholder has its place of management and permanent establishments, respectively, to which the Class A Shares are attributed).

Special regulations apply that abolish the 95% tax exemption, if Class A Shares are held (i) as trading portfolio (Handelsbestand) assets in the meaning of Section 340e paragraph 3 of the German Commercial Code (Handelsgesetzbuch) by a (a) credit institution (Kreditinstitut), (b) securities institution (Wertpapierinstitut) or (c) financial service institution (Finanzdienstleistungsinstitut) or (ii) as current assets (Umlaufvermögen) by a financial enterprise (Finanzunternehmen) within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution, a securities institution or a financial service institution, or (iii) by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income (any shareholder falling under (i), (ii) or (iii), a “Non-Exempt Corporation”).

Sole proprietors

For sole proprietors (individuals) resident in Germany holding Class A Shares as business assets, dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her personal income tax rate plus 5.5% solidarity surcharge thereon and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. This does not apply to church tax (if applicable). In addition, the dividend income is entirely subject to trade tax if the Class A Shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the Company’s registered share capital at the beginning of the relevant assessment period. In this latter case, the net amount of dividends, i.e., after deducting directly related expenses, is exempt from trade tax. The trade tax levied will be eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate and the individual tax situation of the shareholder limited to currently up to 4.0 times the trade tax measurement amount (Gewerbesteuer-Messbetrag).

Partnerships

In case Class A Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge are levied only at the level of the partner with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

●	if the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge (see above “—Corporations”);
●	if the partner is a sole proprietor, the dividend income will be subject to the partial income rule (see above “—Sole Proprietors”); or
●	if the partner is a private individual – only possible if the partnership is not a (operative or deemed) commercial partnership, the dividend income will be subject to the flat tax rate (see above “—Private Individuals”).

In case the partnership is a (operative or deemed) commercial partnership with its place of management in Germany, the dividend income is subject to German trade tax at the level of the partnership, unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period. In such case, the dividend income is 95% exempt from trade tax to the extent the partners of the partnership are corporations and 40% exempt from trade tax to the extent the partners of the partnership are sole proprietors. Any trade tax levied on the level of the partnership will be eligible for credit against an individual shareholder’s personal income tax liability based on the applicable municipal trade tax rate, depending on the individual tax situation of the shareholder and further circumstances and limited to currently 4.0 times the partial trade tax measurement amount allocable to such individual shareholder.

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any dividends from the disposal shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

Taxation of Dividend Income of Shareholders Tax Resident Outside of Germany

For foreign individual or corporate shareholders tax resident outside of Germany not holding the Class A Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption (as set out above in “— Withholding Tax on Dividend Payments”).

In contrast, individual or corporate shareholders tax resident outside of Germany holding the Company’s Class A Shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the Class A Shares as business assets. The withholding tax withheld (including solidarity surcharge) will generally be credited against the shareholder’s personal income tax or corporate income tax liability in Germany if the prerequisites set out above (see “— Withholding Tax on Dividend Payments”) are fulfilled.

Taxation of Capital Gains

Withholding Tax on Capital Gains

Capital gains realized on the disposal of Class A Shares are only subject to withholding tax if a domestic branch of a domestic or foreign credit or financial services institution (Kredit- oder Finanzdienstleistungsinstitut) or a domestic securities institution (inländisches Wertpapierinstitut) (each of which is referred to as the “German Disbursing Agent”) stores or administrates or carries out the disposal of the Class A Shares and pays or credits the capital gains. In those cases, the institution (and not the Company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and to pay the withholding tax to the competent tax authority.

In case the Class A Shares are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of the aforementioned exemption under (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed with the tax office competent for the beneficiary by using the officially prescribed form.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Class A Shares as Private Assets (Private Individuals)

For individual shareholders (individuals) resident in Germany holding Class A Shares as private assets, capital gains realized on the disposal of Class A Shares are subject to final withholding tax (Abgeltungsteuer). Accordingly, capital gains will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon totaling 26.375% and church tax in case the shareholder is subject to church tax because of his or her personal circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Central Tax Office (details related to the computation of the specific tax rate, including church tax, are to be discussed with the personal tax advisor of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the Class A Shares and the expenses directly and materially related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €1,000 (for individual filers) or up to €2,000 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.

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

Capital losses arising from the disposal of the Class A Shares can only be offset against other capital gains resulting from the disposition of the Class A Shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the disposal of shares in stock corporations in future years. The constitutionality of such limitation on the offsetting of losses is currently the subject of a pending procedure at the German Federal Constitutional Court.

The final withholding tax (Abgeltungsteuer) will not apply if the seller of the Class A Shares or in case of gratuitous transfer, its legal predecessor, has held, directly or indirectly, at least 1% of the Company’s registered share capital at any time during the five years prior to the disposal. In that case, capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his or her personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) will be credited against the shareholder’s personal income tax liability in Germany.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Class A Shares as Business Assets

If a shareholder holds Class A Shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:

Corporations

Capital gains realized on the disposal of Class A Shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are effectively subject to corporate income tax (plus solidarity surcharge) and trade tax; i.e., tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax deductible.

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

Special regulations apply, which may exclude aforementioned tax exemptions, if the Class A Shares are held by a Non-Exempt Corporation.

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

Partnerships

In case the Class A Shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as solidarity surcharge (and church tax) since partnerships qualify as transparent for German income tax purposes. In this regard, corporate income tax or personal income tax as well as solidarity surcharge (and church tax, if applicable) are levied only at the level of the partner with respect to their relevant part of the partnership’s taxable income and depending on their individual circumstances:

●	If the partner is a corporation, the capital gains will be subject to corporate income tax plus solidarity surcharge (see above “— Corporations”). Trade tax will be levied additionally at the level of the partner insofar as the relevant profit of the partnership is not subject to trade tax at the level of the partnership. However, with respect to both corporate income and trade tax, the 95%-exemption rule as described above applies. With regard to corporations as partners, special regulations apply if they are held by a Non-Exempt Corporation, as described above.
●	If the partner is a sole proprietor (individual), the capital gains are subject to the partial income rule (see above “—Sole Proprietors”).

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

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any capital gains from the disposal shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany

Capital gains realized on the disposal of the Class A Shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the Class A Shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the Company’s share capital at any time during a five years period prior to the disposal.

In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, if capital gains are realized in case (ii) above by corporations tax resident outside of Germany that are not Non-Exempt Corporations, these capital gains are fully tax exempt under German tax law according to the case law of the German Federal Fiscal Court (Bundesfinanzhof). Additionally, except for the cases referred to in (i) above, most tax treaties concluded by Germany provide for a full exemption from German taxation except if the Company is considered a real estate holding entity for treaty purposes.

German Taxation of Holders of Warrants

General

Holders of Warrants are likely to be taxed in particular upon certain forms of the exercise, sale or disposal of Warrants (taxation of capital gains) and the gratuitous transfer of Warrants (inheritance and gift tax).

Taxation of Holders of Warrants Not Tax Resident in Germany

The capital gains from the disposition of the Warrants realized by a non-German tax resident holder of the Warrants would not be treated as German source income and not be subject to German income tax provided that (i) such non-German resident holder does not maintain a permanent establishment or other taxable presence in Germany which the Warrants form part of, and (ii) the income does not otherwise constitute German-source income (such as income from the letting and leasing of certain German-situs property or income from certain capital investments directly or indirectly secured by German-situs real estate). If either requirement (i) or (ii) above is not met, a non-German tax resident holder will be subject to German taxation on the aforementioned capital gains corresponding to the taxation of holders of Warrants tax resident in Germany holding the Warrants as business assets, as set out below.

In this case, non-German resident holders of the Warrants are, in general, exempt from German withholding tax on capital gains. However, if capital gains derived from the Warrants are paid out or credited to the holder of the Warrants by a German Disbursing Agent, withholding tax may be levied under certain circumstances both in the case of business and non-business holders of Warrants. The withholding tax may be refunded based on an assessment to tax or under an applicable tax treaty, depending on the individual circumstances of the holder.

Taxation of Holders of Warrants Tax Resident in Germany

Withholding Tax on Capital Gains

The capital gains from the disposition (i.e., the difference between the proceeds from the disposal, redemption, repayment or assignment after deduction of expenses directly related to the disposal, redemption, repayment or assignment and the cost of acquisition) or a cash-settlement (i.e., the cash amount received minus directly related costs and expenses, e.g. the acquisition costs) of the Warrants received by a German resident holder of Warrants holding the Warrants as private assets will be subject to German withholding tax if the Warrants are kept or administered in a custodial account with a German Disbursing Agent. The tax rate is 25% (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%; plus church tax, if applicable). For individual holders who are subject to church tax, the church tax generally has to be withheld by the German Disbursing Agent based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office.

In case the Warrants have not been kept or administered in a custodial account with the same German Disbursing Agent since the time of their acquisition, the withholding tax rate will be applied to 30% of the (disposal) proceeds (the so called “Lump Sum Substitute Basis”), unless the current German Disbursing Agent has been notified of the actual acquisition costs of the Warrants by the previous German Disbursing Agent or by a statement of a bank or financial services institution from another member state of the European Union or the European Economic Area or from certain other countries (e.g., Switzerland or Andorra).

In the event of delivery of Class A Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. In principle, the acquisition costs of the Warrants plus any additional sum paid upon exercise should be regarded as acquisition costs of the underlying assets received upon physical settlement. Subject to the following, no capital gain and no resulting withholding tax will apply from such exercise for delivery of Class A Shares under this assumption. Withholding tax may in this case only apply to any gain resulting later from the subsequent disposal, redemption or assignment of the Class A Shares received under certain circumstances. Please note that the German tax authorities have not confirmed the above treatment for the exercise of U.S. warrants, but only for the exercise of convertible bonds (Wandelschuldverschreibungen, Optionsscheine), wherefore, a residual uncertainty remains regarding its application on the exercise of the Warrants.

Deviating from the above, there is a relevant risk that a so-called cashless exercise as per the warrant agreement underlying the Warrants will constitute a taxable event and may attract withholding tax in case a German Disbursing Agent is involved as per the above. German tax authorities may argue that due to a cashless exercise capital gains accrue. Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gains would have to be determined in case a cashless exercise of the Warrants is deemed as a taxable event.

In computing any German tax to be withheld, the German Disbursing Agent generally deducts from the basis of the withholding tax, subject to certain limitations, negative investment income realized by a non- business holder of the Warrants via the German Disbursing Agent (e.g., losses from the sale of other securities with the exception of shares). The German Disbursing Agent also deducts accrued interest on other securities (if any) paid separately upon the acquisition of the respective security by a non-business holder of Warrants via the German Disbursing Agent. In addition, subject to certain requirements and restrictions the German Disbursing Agent may credit foreign withholding taxes levied on investment income in a given year regarding securities held by a non-business holder of Warrants in the custodial account with the German Disbursing Agent.

Non-business holders of the Warrants are entitled to an annual saver’s allowance of €1,000 for an individual or €2,000 for a married couple or registered civil union filing taxes jointly for all investment income received in a given year. Upon the non-business holder of the Warrants filing an exemption certificate (Freistellungsauftrag) with the Disbursing Agent, the Disbursing Agent will take the allowance into account when computing the amount of tax to be withheld.

No withholding tax will be deducted if the holder of the Warrants has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungs-Bescheinigung) issued by the competent local tax office. The deduction of expenses related to the investment income (including gains with respect to the Warrants) is generally not possible for private investors.

German withholding tax should not apply to gains from the disposal, redemption, repayment or assignment of Warrants held by a German tax resident corporation. The same may apply to sole proprietors or partners of partnerships, where the Warrants form part of a trade or business or are related to income from letting and leasing of property, subject to further requirements being met (compare with “— Corporations, Sole Proprietors and Partnerships” below). However, there is a risk that losses resulting from the sale, other disposition or lapse of the Warrants may be ring-fenced and only offsetable against income from forward transactions (Termingeschäfte) in both of the aforementioned cases. Please note that for corporations, sole-proprietors or partnerships which or who are not tax resident in Germany, withholding tax may be levied, as set out above (compare with “— Taxation of Holders of Warrants Not Tax Resident in Germany”).

Taxation of Capital Gains

Individuals as the Holders of the Warrants

The personal income tax liability of a holder of the Warrants holding the Warrants as private assets deriving income from capital investments under the Warrants is, in principle, settled by the tax withheld (unless for example the income from Warrants qualifies as income from the letting and leasing of property). To the extent withholding tax has not been levied, such as in the case of Warrants kept in custody abroad or if no German Disbursing Agent is involved in the payment process, the non-business holder of Warrants must report his or her income and capital gains derived from the Warrants (through disposition or cash settlement) on his or her tax return and then will also be taxed at a rate of 25% (plus solidarity surcharge of 5.5% thereon, resulting in an aggregate rate of 26.375%; and church tax, if applicable). As for withholding tax, in the event of delivery of Class A Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. In principle, the acquisition costs of the Warrants plus any additional sum paid upon exercise should be regarded as acquisition costs of the underlying assets received upon physical settlement. Subject to the following, no capital gains tax will apply from such exercise for delivery of Class A Shares under this assumption. Please note that there is a relevant risk that a so-called cashless exercise as per the warrant agreement underlying the Warrants constitutes a taxable event (as described above) which would have to be reported on the tax return as well if not settled by withholding tax. If the withholding tax has been calculated on the basis of a Lump Sum Substitute Basis, a non-business holder of the Warrants may and in case the actual gain is higher than 30% of the proceeds must also apply for an assessment on the basis of his or her actual acquisition costs. Further, a non-business holder may request that all investment income of a given year is taxed at his or her lower individual tax rate based upon an assessment to tax with any amounts over withheld being refunded. In each case, the deduction of expenses (other than transaction costs) on an itemized basis is not permitted.

With regard to non-business holders of Warrants, there is a relevant risk that such losses may only be applied against profits from income from capital investments derived in the same or, subject to certain limitations, in subsequent years. For assessment periods beginning after December 31, 2020, such losses incurred by non-business holders of the Warrants may only be applied against income from other forward/future or option transactions derived in the same or, subject to certain limitations, in subsequent years and the deductibility of such losses is limited to €20.000 per year.

In addition, losses of non-business holders arising from a bad debt loss (Forderungsausfall), a waiver of a receivable (Forderungsverzicht) or a transfer of an impaired receivable to a third party or from any other default can only be offset against other income from capital investments and only up to an amount of €20,000 per year. The same rules may apply if the Warrants expire worthless or lapse.

Corporations, Sole Proprietors and Partnerships

Where Warrants form part of a trade or business, the withholding tax, if any, will not settle the personal or corporate income tax liability. The respective holder of Warrants (or the partner of the partnership holding the Warrants) will have to report income and related (business) expenses resulting from the disposition or cash settlement of the Warrants or potentially from a cashless exercise on the tax return and the balance will be taxed at the holder’s (or the partner of the partnership holding the Warrants) applicable tax rate. Withholding tax levied, if any, will be credited against the personal or corporate income tax of the holder (or the partner of the partnership holding the Warrants). Capital gains resulting from a disposal, redemption, repayment, assignment, cash settlement or cashless exercise of the Warrants may also be subject to German trade tax, if the Warrants form part of a German trade or business. A corporate income tax or trade tax exemption should, in this case, not be applicable.

With regard to business holders of Warrants, there is a risk that losses resulting from the sale, other disposition or lapse of the Warrants may generally only be applied against profits from other forward/future or option transactions derived in the same or, subject to certain restrictions, the previous year. Otherwise these losses can be carried forward indefinitely and, within certain limitations, applied against profits from forward/future or option transactions in subsequent years. Further special rules apply to credit institutions, financial services institutions and finance companies within the meaning of the German Banking Act.

In the case of physical settlement of the Warrants please see the above sections on disposal of Class A Shares for German taxation of the disposal or other transaction involving a resulting Class A Share.

Solidarity Surcharge

The solidarity surcharge has been partially abolished or reduced as of the assessment period 2021 for certain German taxpayers. The solidarity surcharge continues, however, to apply for corporate income tax and capital investment income and, thus, on withholding taxes levied. In case the individual income tax burden for an individual holder is lower than 25%, the holder can apply for his or her capital investment income being assessed at his or her individual tariff-based income tax rate, in which case solidarity surcharge would be refunded.

Inheritance and Gift Tax

The transfer of Class A Shares or Warrants to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft-und Schenkungsteuer) if at the time of transfer:

(i)	the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany; or
(ii)	(irrespective of the personal circumstances) the Class A Shares or Warrants are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or
(iii)	(irrespective of the personal circumstances) at least 10% of the registered share capital of Lilium is held directly or indirectly by the decedent or person making the gift, himself or together with a related party in terms of Section 1 (2) German Foreign Tax Act (Außensteuergesetz).

Special regulations apply to German citizens who maintain neither a residence nor their domicile in Germany but maintain a residence or domicile in a low tax jurisdiction and to former German citizens, also resulting in inheritance and gift tax. The few tax treaties on inheritance and gift tax that Germany has entered into may limit the German right to inheritance and gift tax to the case described under (i) above and, with certain restrictions, in case of (ii).

Value Added Tax (VAT)

No German value added tax (Umsatzsteuer) will arise in respect of any acquisition, ownership and/or disposal of the Class A Shares or Warrants unless in certain cases where a waiver of an applicable VAT exemption occurs. Any such waiver would require a supply of shares from one person taxable for VAT purposes to the enterprise of another VAT taxable person.

Transfer Taxes

No German capital transfer tax (Kapitalverkehrsteuer) or stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, owning or disposing the Class A Shares or Warrants. Net wealth tax (Vermögensteuer) is currently not levied in Germany. German real estate transfer tax (Grunderwerbsteuer) may only be attracted by the acquisition (including by way of exercise of Warrants) or sale of Class A Shares or certain comparable transactions under very specific circumstances if Lilium, or a subsidiary entity to Lilium, own German situs real estate at such time, with “ownership” and “real estate” both having an extended meaning under the German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz).

The European Commission has published a proposal for a directive for a common financial transactions tax (“FTT”) in certain participating member states of the European Union, including Germany. The proposed FTT has a very broad scope and could, if introduced in the form of the proposal, apply to certain dealings in the Class A Shares (including secondary market transactions) in certain circumstances. However, the proposed FTT remains subject to negotiations between the participating member states, and it is currently unclear in what form and when an FTT would be implemented, if at all. Prospective holders of the Class A Shares are advised to monitor future developments closely and to seek their own professional advice in relation to the FTT.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning the Company referred to in this Annual Report may be inspected at the principal executive offices of the Company at Claude-Dornier Straße. 1, Bldg. 335, 82234 Wessling, Germany.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file or furnish reports and other information with the SEC, including Annual Reports on Form 20-F containing financial statements audited by an independent accounting firm and reports on Form 6-K. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM  11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

As of December 31, 2022, we had other current financial assets in the amount of €22.6 million, mainly comprising fixed-term deposits that will convert into cash over the course of 2023, meaning that the Company is exposed to credit quality and credit default risks with respect to such investments and interest rate risks until maturity. See Note 28 to the Company’s consolidated financial statements included elsewhere in this Annual Report.

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

ITEM  12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

See Exhibit 2.1 “Description of Securities.”

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM  13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM  14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM  15.CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on the material weaknesses described below, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting as of December 31, 2022 was not effective due to the presence of material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022, the Company concluded that the following material weaknesses, which were initially identified in connection with the preparation and audit of our consolidated financial statements for the financial years ended December 31, 2020 and 2021 (and previously disclosed in our annual report on Form 20-F for the year ended December 31, 2021), remain:

(i)	lack of consistent and proper application of accounting processes and procedures, effectively designed control processes and segregation of duties;
(ii)	insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements; and
(iii)	lack of review and supervision, were still in place during the financial year ended December 31, 2022 even though it was significantly better toward the end of the year, but still not satisfactorily resolved.

Remediation Activities and Plans

We have made good progress in addressing some of the control deficiencies that led to the material weaknesses described above, including (a) implementing new information technology and systems for the preparation of the financial statements have been implemented, (b) hiring additional and specialized resources have been recruited, (c) improving control documentation and (d) augmenting training activities are ongoing especially relating to control purpose, performance and documentation. We plan to continue to address the material weaknesses identified by further improving our internal control over financial reporting, including designing and implementing additional procedures within our finance, human resources and information technology departments.

Remediation of Previously Identified Material Weaknesses

In connection with the preparation and audit of our consolidated financial statements for the financial year ended December 31, 2020 and 2021, we previously identified a material weakness related to insufficient resources with an appropriate level of technical accounting and SEC reporting expertise. During 2022 we hired a new Head of Accounting and permanent Finance team with the skills required to improve our accounting processes and procedures. We concluded this material weakness was remediated as of December 31, 2022.

While we are implementing the measures required to fully remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Business — We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.”

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of the Company’s registered independent public accounting firm because we are an emerging growth company under the JOBS Act.

D. Change in Internal Control Over Financial Reporting

We are taking actions to remediate the material weaknesses relating to our internal control over financial reporting. Except as otherwise described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of Barry Engle and Margaret M. Smyth is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our Board has also determined that each member of the Audit Committee satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Nasdaq standards.

ITEM  16B.CODE OF ETHICS

We have adopted a code of business conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct is available on our website. We intend to disclose any amendment, as described in Item 16B(d), to the code or any waivers of its requirements, as described in Item 16B(e), on our website (www.lilium.com).

ITEM  16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PricewaterhouseCoopers”) was our auditor for the years ended December 31, 2022 and 2021. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers for the period indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended
	December 31, 2022	December 31, 2021
Audit Fees(1)	€2,255,899	2,613,853
Audit-Related Fees(2)	211,300	37,800
Total Fees	€2,467,199	2,651,654
(1)	Audit Fees. “Audit Fees” represent the aggregate fees billed for professional services rendered by our auditor for the audit of our consolidated financial statements and review of documents filed with the SEC.
(2)	Audit-Related Fees. “Audit-Related Fees” represent the aggregate fees billed for professional services rendered by our auditor for the assurance and related services, which are not included under “Audit Fees” above.

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

ITEM  16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM  16G.CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by Nasdaq for U.S. companies. Accordingly, we follow Dutch corporate governance rules in lieu of certain of Nasdaq’s corporate governance requirements. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their Dutch annual reports whether or not they are complying with the various rules of the DCGC that are addressed to the board of directors or, if any, the supervisory board of a listed company and, if a company does not apply those provisions, to provide the reasons for such non-application. The DCGC contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

The significant differences between our Dutch corporate governance rules and Nasdaq’s corporate governance requirements are set forth below:

●	Shareholder Approval for Certain Share Issuances. Under Nasdaq Listing Rule 5635(d), shareholder approval is required when a company proposes entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance of the company’s shares (or securities convertible into or exercisable for such shares) equal to 20% or more of the outstanding share capital of such company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of such shares. Dutch law does not have an equivalent limitation. Under Dutch law, shareholders have the power to issue shares or rights to subscribe for shares at a company’s general meeting of shareholders unless such power has been delegated to the board of directors. Our Board has in the past and from time to time received delegations for up to 25% of the Company’s issued share capital as of the date of the applicable General Meeting and for a period specified in connection with such delegation, and we expect to continue in the future to ask shareholders for additional delegations as required. Accordingly, under Dutch law, additional shareholder approval is not required for any share issuance made within the delegated parameters.
●	Solicitation of Proxies. Although we must provide shareholders with an agenda and other relevant documents for the General Meeting, and proxy solicitation is permitted (though not required) under Dutch law, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a common business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).
●	Quorum Requirements. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum and that such quorum may not be less than one-third of the issuer’s outstanding voting stock.
●	Equity Compensation Arrangements. Nasdaq requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the DCGC, shareholder approval is only required for equity compensation plans (or changes thereto) for members of the board of directors and not for equity compensation plans for other groups of employees. However, under Dutch law, shareholders have the power to issue shares or rights to subscribe for shares at a general meeting unless such power has been delegated to the board of directors. Effective on September 14, 2021, our General Meeting empowered our Board to issue additional Class A Shares and grant rights to subscribe for Class A Shares to the extent committed by the Company in connection with the Legacy Stock Option Program and the 2021 Plan and to restrict or exclude preemptive rights in relation thereto, for a period of five years from September 14, 2021.
●	Nominations. Nasdaq requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the DCGC, we have adopted the Nominating and Corporate Governance Committee’s charter. However, the nominations process has been set out in our articles of association and Board rules.

●	Cancellation of Binding Nominations. Pursuant to the DCGC, the General Meeting is empowered to cancel binding nominations of candidates for the Board, and to dismiss members of the Board by a simple majority of votes of those in attendance, although the Company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from the DCGC, we hold the view that these provisions will enhance the continuity of the Company’s management and policies.

ITEM  16H.MINE SAFETY DISCLOSURE

Not applicable.

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

1.1

English Translation of Amended Articles of Association of Lilium N.V. (Unofficial Translation) (incorporated by reference to Exhibit 99.2 to the Report of Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on October 28, 2022).

2.1†	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
2.2

Warrant Agreement, dated as of September 29, 2020, by and among Qell Acquisition Corp. and Continental Stock Transfer & Trust (incorporated by reference to Exhibit 4.1 of Qell Acquisition Corp.’s Current Report (File No. 000-39571) filed with the SEC on October 5, 2020).

2.3

Warrant Assignment, Assumption and Amendment Agreement, between Continental Stock Transfer & Trust Company, Lilium B.V. and Qell Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).

4.1	Form of Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
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

4.4	Plan of Merger (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.5

Registration Rights Agreement, dated September 13, 2021 (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (File No. 001-40736), filed with the SEC on September 20, 2021).

4.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.7*	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.8*	Lilium N.V. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.8 to the Shell Company Report on Form 20-F (File No. 001-40736), filed with the SEC on September 20, 2021).
4.9*	Lilium N.V. Employee Share Purchase Plan (incorporated by reference to Exhibit 4.9 to the Shell Company Report on Form 20-F (File No. 001-40736), filed with the SEC on September 20, 2021).
4.10*

Lilium N.V. Employee Share Option Program, as amended (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (Reg. No. 333-261175), filed with the SEC on November 18, 2021).

4.11*

Amended Compensation Policy of Lilium N.V. (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on December 21, 2022).

4.12

Registration Rights Agreement, dated March 8, 2022, by and between Lilium N.V. and Azul Linhas Aéreas Brasileiras S.A. (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F, filed with the SEC on March 30, 2022).

4.13

Share Purchase Agreement, dated as of June 3, 2022, by and between Lilium N.V. and Tumim Stone Capital LLC (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on June 6, 2022).

4.14

Registration Rights Agreement, dated as of June 3, 2022, by and between Lilium N.V. and Tumim Stone Capital LLC (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on June 6, 2022).

4.15

Form of Registered Direct Offering Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).

4.16

Form of PIPE Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).

4.17	Form of RDO Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).
4.18	Form of PIPE Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).
4.19	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).
8.1†	List of Subsidiaries of Lilium N.V.
12.1†	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).
12.2†	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).
13.1††	Certification of Principal Officers pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1†	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	Filed herewith
††	Furnished herewith
*	Indicates a management contract or compensatory plan, contract or arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LILIUM N.V.
March 28, 2023

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

Lilium N.V.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Lilium N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Lilium N.V. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations since its inception and expects to continue to generate operating losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Munich, Germany

March 28, 2023

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Katharina Deni	/s/ Holger Grassnick
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2019.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the

years ended December 31, 2022, 2021 and 2020

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statements of Operations and Other

Comprehensive Income (Loss) for the years ended

December 31, 2022, 2021 and 2020

in € thousand	Note	2022	2021	2020
Revenue	[5]	—	47	97
Cost of sales	[5]	—	(11)	(10)
Gross profit		—	36	87
Research and development expenses	[6]	(175,618)	(144,558)	(90,345)
General and administrative expenses	[7]	(93,887)	(239,093)	(35,406)
Selling expenses	[8]	(12,929)	(17,189)	(15,272)
Other income	[9]	6,808	2,274	2,346
Other expenses	[10]	(3,268)	(2,036)	(130)
Operating loss		(278,894)	(400,566)	(138,720)
Finance income	[11]	30,322	11,288	80
Finance expenses	[11]	(1,995)	(20,201)	(49,741)
Financial result	[11]	28,327	(8,913)	(49,661)
Share of loss in a joint venture / associate	[17]	(2,823)	(848)	—
Loss before income tax		(253,390)	(410,327)	(188,381)
Income tax benefits / (expense)	[12]	326	(709)	(46)
Net loss for the year		(253,064)	(411,036)	(188,427)

Other comprehensive income/ (loss)

in € thousand (except per share data)	Note	2022	2021	2020
Other comprehensive income that may be reclassified to profit or loss		33	44	36
Exchange differences on translation of foreign business units		33	44	36
Items that will not be subsequently reclassified to profit or loss		28	162	(44)
Remeasurement of defined pension benefit obligation	[25]	28	162	(44)
Other comprehensive income / (loss)		61	206	(8)
Total consolidated comprehensive loss for the year		(253,003)	(410,830)	(188,435)
Loss per share (basic and diluted) in €	[13]	(0.80)	(1.91)	(0.97)

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statement of Financial Position as of

December 31, 2022 and 2021

in € thousand	Note	12/31/2022	12/31/2021
Assets
Intangible assets	[14]	870	1,394
Property, plant and equipment	[15,16]	36,699	30,610
Investment in a joint venture / associate	[17]	13,410	15,054
Other financial assets	[18]	3,386	3,779
Non-financial assets	[19]	13,487	8,113
Non-current assets		67,852	58,950
Other financial assets	[18]	22,581	219,625
Non-financial assets	[19]	18,648	22,994
Income tax receivable	[12]	169	—
Cash and cash equivalents	[20]	179,581	129,856
Current assets		220,979	372,475
Total Assets		288,831	431,425
SHAREHOLDERS’ EQUITY AND LIABILITIES
Subscribed capital	[21]	53,104	40,138
Share premium	[21]	843,074	779,141
Other capital reserves	[21]	277,654	240,430
Treasury shares	[21]	(279)	(151)
Accumulated loss	[21]	(970,198)	(717,134)
Accumulated other comprehensive income	[21]	148	87
Shareholders’ equity		203,503	342,511
Other financial liabilities	[23]	21	—
Lease liabilities	[16]	8,353	9,861
Provisions	[24,25]	445	373
Trade and other payables	[26]	3,483	2,906
Deferred tax liabilities	[12]	10	10
Non-current liabilities		12,312	13,150
Other financial liabilities	[23]	4	—
Lease liabilities	[16]	2,616	1,962
Shares-based payment liability	[22]	1,046	8,028
Provisions	[24]	730	2,422
Income tax payable	[12]	128	552
Warrants	[23]	26,267	21,405
Trade and other payables	[26]	33,658	35,335
Other non-financial liabilities	[27]	8,567	6,060
Current liabilities		73,016	75,764
Total Shareholders’ Equity and Liabilities		288,831	431,425

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statement of Changes in Equity for the years ended December 31, 2022, 2021 and 2020

							Accumulated other
							comprehensive income
								Remeasurement
								of defined
				Other			Currency	pension
		Subscribed	Share	capital	Treasury	Accumulated	translation	benefit
in € thousand	Note	capital	premium	reserves	shares	loss	reserve	obligation	Total
January 1, 2020		24,460	65,254	3,981	—	(117,671)	3	(114)	(24,087)
Loss for the year		—	—	—	—	(188,427)	—	—	(188,427)
Other comprehensive income / (loss)		—	—	—	—	—	36	(44)	(8)
Total comprehensive income / (loss)		—	—	—	—	(188,427)	36	(44)	(188,435)
Share-based payment awards	[22]	—	—	71,990	—	—	—	—	71,990
Convertible loans	[21]	2,299	65,824	34,084	—	—	—	—	102,207
Share buy-back	[21]	—	(738)	—	(25)	—	—	—	(763)
Share capital increase and capital contributions	[21]	2,791	94,019	—	—	—	—	—	96,810
December 31, 2020		29,550	224,359	110,055	(25)	(306,098)	39	(158)	57,722
Loss for the year		—	—	—	—	(411,036)	—	—	(411,036)
Other comprehensive income		—	—	—	—	—	44	162	206
Total comprehensive income / (loss)		—	—	—	—	(411,036)	44	162	(410,830)
Share-based payment awards	[22]	—	—	53,350	—	—	—	—	53,350
Convertible loans	[21]	2,464	127,813	(34,084)	—	—	—	—	96,193
Reorganization	[1,21]	2,724	51,116	111,109	(81)	—	—	—	164,868
Share capital increase 2021 PIPE	[21]	5,400	375,808	—	—	—	—	—	381,208
Share buy-back	[21]	—	45	—	(45)	—	—	—	-
December 31, 2021		40,138	779,141	240,430	(151)	(717,134)	83	4	342,511
Loss for the year		—	—	—	—	(253,064)	—	—	(253,064)
Other comprehensive income		—	—	—	—	—	33	28	61
Total comprehensive income / (loss)		—	—	—	—	(253,064)	33	28	(253,003)
Share-based payment awards	[22]	—	—	27,380	—	—	—	—	27,380
Conversion of share-based payment awards into shares	[21]	1,303	207	(2,072)	—	—	—	—	(562)
Conversion of warrants into shares		—	—	—	—	—	—	—	—
Share capital increase – ELOC	[21]	674	12,520	—	—	—	—	—	13,194
Share capital increase – 2022 PIPE & RDO	[21]	10,983	50,095	11,916	—	—	—	—	72,994
Conversion of Class B shares	[21]	—	126	—	(126)	—	—	—	—
Repurchase of Class B shares	[21]	6	108	—	(108)	—	—	—	6
Sale of treasury shares held by consolidated entity	[21]	—	877	—	106	—	—	—	983
December 31, 2022		53,104	843,074	277,654	(279)	(970,198)	116	32	203,503

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statement of Cash Flows

for the years ended December 31, 2022, 2021 and 2020

in € thousand	2022	2021	2020
Net loss for the year	(253,064)	(411,036)	(188,427)
Adjustments to reconcile consolidated net loss to net cash flows:
Income tax (benefits) / expense	(326)	709	46
Net interest	958	4,289	34,498
Depreciation, amortization and impairment	8,267	6,476	4,159
Share listing expense	—	111,109	—
Expenses for other share-based payments	24,261	61,378	50,907
Net gains/losses from the disposal of intangibles and PP&E	17	—	74
Share of loss in a joint venture / associate	2,823	848	—
Gain on dilution in investment in joint venture / associate	(1,179)	—	—
Fair value changes of financial instruments and expected credit losses	(29,050)	4,625	15,164
Income tax paid	(266)	(196)	(89)
Change in provisions	(1,640)	2,392	116
Working capital adjustments:
Changes in trade and other payables	(1,451)	20,517	8,358
Change in other assets and liabilities	(6,935)	(16,177)	(2,689)
Cash flow used in operating activities	(257,585)	(215,066)	(77,883)
Purchases of intangible assets	(200)	(1,597)	(1,212)
Purchases of and advance payments on property, plant and equipment	(8,942)	(17,099)	(7,657)
Disposals of intangible assets, property, plant and equipment	—	1	4
Proceeds from short-term investments	319,773	50,000	—
Payments for short-term investments	(120,000)	(220,006)	(50,000)
Payments for acquisition of an associate	—	(13,680)	—
Payments for promissory notes	—	(1,051)	(630)
Interest paid	(466)	—	—
Interest received	129	6	23
Cash flow from/ (used in) investing activities	190,294	(203,426)	(59,472)
Proceeds from convertible loans	—	1,850	85,900
Payments for share buy-back	—	—	(763)
Proceeds from share capital increase and issue of warrants - RDO & 2022 PIPE	113,971	—	—
Proceeds from other share capital increase - ELOC	12,498	—	—
Proceeds from other share capital increase and capital contributions	288	7	97,320
Proceeds from the Reorganization	—	83,393	—
Proceeds from the 2021 PIPE capital increase	—	381,208	—
Payment of transaction cost for capital contribution	(7,402)	(2,227)	(503)
Proceeds from sale of shares held in treasury	983	—	—
Payment for foreign exchange contract	—	(423,372)	—
Proceeds from foreign exchange contract	—	407,840	—
Principal elements of lease payments	(2,720)	(1,781)	(1,439)
Interest paid	(534)	(734)	(560)
Cash flow from financing activities[1]	117,084	446,184	179,955
Cash-based changes in cash and cash equivalents	49,793	27,692	42,600
Effect of foreign exchange rate changes on cash and cash equivalents	(13)	20	(27)
Effect of change in expected credit loss provisions	(55)	—	—
Net increase in cash and cash equivalents	49,725	27,712	42,573
Cash and cash equivalents at the beginning of the year	129,856	102,144	59,571
Cash and cash equivalents at the end of the year	179,581	129,856	102,144

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

1 Please refer to note 28.3.

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate Information

Lilium N.V. (“the Company”), together with its consolidated entities (“Lilium” or the “Group”), is a start-up in the field of urban air mobility and intends to make regional air mobility a reality. Since its founding, Lilium has primarily engaged in research and development of a self-developed electric Vertical Takeoff and Landing (eVTOL) jet (the “Lilium Jet”) for production and operation of a regional air mobility service as well as related services.

Lilium N.V. is a public company under Dutch law and is registered under the Dutch trade register number 82165874. Lilium N.V. has its activities exclusively in Germany. The registered headquarters is Claude-Dornier Str. 1, Geb. 335, 82234 Wessling, Germany. The Company is publicly listed and traded on Nasdaq under the symbols “LILM” for its Class A ordinary shares and “LILMW” for its listed redeemable warrants since September 15, 2021.

The consolidated financial statements of the Group for the year ended December 31, 2022, were authorized for issue by the Management Board on March 28, 2023.

The Reorganization

On September 14, 2021, Lilium GmbH consummated the Business Combination Agreement, with Qell Acquisition Corp (“Qell”), Lilium GmbH, Lilium N.V., and Queen Cayman Merger LLC. The transaction was accounted for as a capital reorganization (“Reorganization”) with Lilium GmbH being the accounting acquirer. Lilium N.V. acquired 100% of the share capital of Lilium GmbH in exchange for Class A and Class B shares of Lilium N.V., and Lilium N.V. acquired the net assets of Qell in exchange for the issuance of Class A shares of Lilium N.V. As of the date of Reorganization, Lilium N.V. succeeded Lilium GmbH as the parent company of the Group. The accounting impact of the Reorganization is described in note 21.

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

Historically, the Group has funded its operations primarily through capital raises and loans from shareholders. Since its inception, the Group has incurred recurring losses and negative cash flows from operations (accumulated losses of €970.2 million as of December 31, 2022). The Group expects to continue generating operating losses and negative cash flow from operations for several years.

Lilium’s financing plan shows substantial financing needs for several years. Based on its business plan, the Group depends on additional financing for development activities and operations which is currently not assured.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The Group’s current forecast indicates that the Group does not have sufficient funds to fund its operations for several years. Additionally, the Group must reach several milestones, including completion of its research and development program, and obtaining regulatory approvals, which will have an increased importance as the company progresses towards commercialization. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to successfully progress with its business model and to raise additional funds in the near future through a combination of debt financings, equity offerings, partnerships and grant funding. The Group plans to raise additional capital in the next 12 months and beyond through, for example, equity offerings, grants or debt financing in order to continue as a going concern.

There is no certainty that the Group will be successful in obtaining sufficient funding through additional private or public offerings of debt and/or equity. If the Group is unsuccessful in raising sufficient capital, the Group’s management will be required to undertake, and is committed to undertaking, additional significant cost-cutting measures including significant headcount reductions that could mean that we would be forced to curtail or discontinue our operations. This will help maintain the liquidity of the Group within the twelve-month period from the issuance date of these consolidated financial statements and provide additional time for raising sufficient funds through the start of series production.

Based on its recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance its future operations, which is not assured yet, the Group has concluded that there is substantial doubt about its ability to continue as a going concern, and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this substantial doubt, management is continuing to take actions to secure sufficient financing, and thus believes that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

Group information

Consolidated entities are as follows:

	Country of	Date of	% equity interest owned
Name	Incorporation	incorporation	12/31/ 2022	12/31/ 2021
Lilium N.V.	Netherlands	March 11, 2021	100.0%	100.0%
Lilium GmbH	Germany	February 11, 2015	100.0%	100.0%
Lilium Schweiz GmbH	Switzerland	December 8, 2017	100.0%	100.0%
Lilium Aviation UK Ltd.	United Kingdom	December 20, 2017	100.0%	100.0%
Lilium Aviation Inc.	United States	July 1, 2020	100.0%	100.0%
Lilium eAircraft GmbH	Germany	August 17, 2020	100.0%	100.0%
Stichting JSOP	Netherlands	September 10, 2021	0.0%	0.0%
Lilium Aviation Spain SLU	Spain	April 7, 2022*	100.0%	n/a

* date of purchase of a shell company (company without active business).

The Netherlands trust “Stichting JSOP” (“Stichting”) has been fully consolidated, as Lilium has the right to appoint the members of the board of the trust and therefore controls the trust. Lilium is exposed to a variable return risk due to an interest-bearing loan that was granted to the trust.

Principles of consolidation

The consolidated financial statements incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as Lilium N.V. using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Segment

The Group operates its business as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information. Regarding the geographical split of non-current assets, the investment in a joint venture (2021: investment in an associate) is located in the United States, and the property plant and equipment is disclosed in note 15. Most of the remaining non-current assets are located in Germany.

Foreign currency

The Group’s consolidated financial statements are presented using the Euro, which is the Group’s functional currency. The functional currency of all foreign consolidated entities included in these consolidated financial statements is their local currency. Lilium translates the financial statements of these subsidiaries to Euro using year-end exchange rates for assets and liabilities, and average exchange rates for income and expenses. Adjustments resulting from translating foreign functional currency financial statements into Euro are recorded as a separate component on the consolidated statements of comprehensive income.

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

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The following standards, amendments and interpretations were adopted by the Group for the first time for its annual reporting period commencing January 1, 2022:

Standard/amendment/ interpretation	Effective date
Amendments to IFRS 3, ‘Business combinations’, IAS 16 ‘Property, plant and equipment’ and IAS 37 ‘Provisions, contingent liabilities and contingent assets’	Annual periods on or after January 1, 2022
Annual improvements 2018-2020	Annual periods on or after January 1, 2022

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective (see below).

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

New Standards and Interpretations not yet adopted by the Group

Certain new accounting standards and amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group. None of these standards is expected to have a material impact on the consolidated financial statements of the Group:

Standard/amendment/ interpretation	Effective date
IFRS 17, ‘Insurance contracts’ as amended in June 2020 by amendments to IFRS 17, Insurance Contracts	Annual periods on or after January 1, 2023
Amendment to IAS 1, ‘Presentation of financial statements’, IFRS Practice statement 2 and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’	Annual periods on or after January 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12	Annual periods on or after January 1, 2023
Amendments to IFRS 17: First-time Adoption of IFRS 17 and IFRS 9 - Comparative Information	Annual periods on or after January 1, 2023
Amendment to IAS 1, Non-current liabilities with Covenants	Annual periods on or after January 1, 2024
Amendment to IFRS 16 – Leases on sale and leaseback	Annual periods on or after January 1, 2024
Amendment to IAS 1, ‘Presentation of financial statements’, on classification of liabilities as current or non-current	Annual periods on or after January 1, 2024

3.Significant Accounting Policies

Intangible assets

Research and development costs

In developing its novel eVTOL technology, the Group incurs significant research and development costs.

The costs for internally generated research and development are expensed when incurred. A portion of costs for internally generated development is capitalized if:

●	the product or process is technically feasible;
●	adequate resources are available to successfully complete the development;
●	the beneﬁts from the assets are demonstrated;
●	the costs attributable to the projects are reliably measured; and
●	the Group intends to produce and market or use the developed product or process and can demonstrate its market relevance.

Management recognizes there is interest for an air mobility service, especially within heavily populated urban areas; however, there is not yet an established market for this new industry. The self-developed eVTOL technology used in the development of the Lilium Jet is highly innovative and there are uncertainties related to successful completion of the development. Consequently, the Group has not yet capitalized development costs. These costs are reflected in the consolidated statement of operations in the period in which the expenditure is incurred.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Purchased intangibles

Purchased intangible assets are initially measured and recorded at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Amortization on intangible assets with a limited useful life is calculated on a straight-line basis over the following periods:

Useful life
Software	2 – 15 years
Purchased concessions, rights and other intangible assets	10 – 20 years

Impairment tests

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”)’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Subsequent expenditures on assets are capitalized only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance are expensed in the period the costs are incurred.

If items of property, plant and equipment are sold or disposed of, the gain or loss arising from the disposal is recognized as other operating income or expense in the consolidated statement of operations and other comprehensive income (loss).

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Assets under construction are presented net of additions and transfers during the financial period in the property, plant and equipment movement schedule in the notes to the consolidated financial statements.

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

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

As a lessee, at the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At the commencement date of the lease, which is the date at which the leased asset is available for use, the Group recognizes a right-of-use asset, which represents a right to use the underlying leased asset, and a corresponding lease liability, which represents the present value of future lease payments, in the consolidated statement of financial position. Short-term leases (leases with lease term of 12 months or less from lease commencement and that do not contain a purchase options) and leases of low value assets are not capitalized. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of operations.

Liabilities arising from a lease are initially measured at the present value of the remaining lease payments discounted using the interest rate implicit in the lease or the incremental borrowing rate in case the interest rate implicit in the lease is not readily determinable.

The main components of the lease payments included in the measurement of the lease liability comprise the following:

●	fixed lease payments;
●	variable lease payments that are linked to an index (consumer price index); and
●	lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option.

Lease payments contain two elements, principal and interest. Interest expense is presented as part of finance costs in the consolidated statements of operations and other comprehensive income and measured using the effective interest method. Principal and interest portions of lease payments have been presented within ﬁnancing activities in the consolidated statement of cash flows. The carrying amount of lease liabilities is remeasured if there is change in the future lease payments due to change in index or rate.

At lease commencement right-of-use assets are initially measured at cost and are subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities recognized. Cost of right-of-use assets includes lease liabilities, initial direct costs, prepayments made on or before the commencement date and less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset and the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of the leased property and equipment. The right-of-use asset is periodically assessed for impairment. The Group has presented right-of-use assets within “Property, plant and equipment.”

Assets related to retirement obligations for leased buildings are included in the cost of right-of-use assets for the respective underlying building lease.

The Group does not have any contracts as a lessor as of the date of the consolidated statement of financial position.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Investment in joint venture / associate company

Under the equity accounting method, the investment in a joint venture or an associate is initially recognized at cost. The carrying amount of the investment is subsequently adjusted to recognize changes in the Group’s share of net assets of the joint venture or associate since the acquisition date.

On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows:

(a)	Goodwill relating to a joint venture or associate is included in the carrying amount of the investment. Amortization of that goodwill is not permitted.
(b)	Any excess of the entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity’s share of the joint venture or associate’s profit or loss in the period in which the investment is acquired.

The consolidated statement of operations and other comprehensive income (loss) reflects the Group’s share of the results of operations of the joint venture or associate. Any change in other comprehensive income (loss) (“OCI”) of those investees is presented as part of the Group’s OCI. Gains and losses resulting from transactions between the Group and the joint venture or associate would be eliminated to the extent of the interest in the joint venture or associate.

After application of the equity method, the Group determines whether it is necessary to recognizse an impairment loss on its investment in joint venture or associate. At each reporting date, the Group determines whether there is objective evidence that the investment in joint venture or associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture or associate and its carrying value, and then recognizes the loss within ‘Share of profit/loss in a joint venture/ associate’ in the consolidated statements of operations.

Upon loss of joint control or significant influence over the joint venture or the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the joint venture or associate upon loss of joint control or significant influence and the fair value of the retained investment and proceeds from disposal is recognized consolidated statements of operations.

Non-financial Assets

Insurance recoveries are recognized for virtually certain reimbursements for damaged assets from the insurers. Other non-financial assets are recognized at cost.

Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows comprise cash at banks and on hand and short-term highly liquid deposits with an initial maturity of three months or less that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Depending on the classification, these financial assets are measured at amortized cost or fair value with changes through profit or loss – see financial instruments, note 28.

Treasury Shares

The treasury shares represent the consideration paid or payable for own shares held in treasury. The nominal value of the shares is shown in the treasury share reserve, which is part of the capital reserves. Acquisition values higher or lower than the nominal value are reduced from or added to the share premium reserve.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments

Financial instruments are contracts that give rise to a financial asset for one entity and to a financial liability or equity instrument for another entity. Financial instruments are recognized when the Group becomes a counterparty to it. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the settlement date.

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously. The Group has no such assets and liabilities.

Financial assets

The Group’s financial assets include cash and cash equivalents and other financial assets. Other financial assets consist of security deposits for leases, fixed-term deposits and money market funds.

Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. As an exception to this general rule, trade receivables are measured at their transaction price.

Transactions costs are expensed as incurred for financial assets initially measured at fair value through profit or loss (“FVTPL”).

Financial assets are classified at initial recognition as either measured at amortized cost (“AC”), fair value through other comprehensive income (“FVOCI”), or FVTPL depending on the contractual cash flows and the Group’s business model for managing them. For all financial assets, the Group has the objective to hold financial assets in order to collect the contractual cash flows. If the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding amount, the Group will measure these financial assets at AC under consideration of impairment (see following section). All financial assets are measured at AC, with the exception of money market funds, which are required to be measured at FVTPL because their cash flows are not solely payments of principal and interest on the principal outstanding amount.

Gains and losses from financial assets measured at FVTPL are presented in the consolidated statements of operations in finance income and finance expense. Gains and losses from financial assets measured at AC including effects resulting from impairment are also presented in finance income and finance expense. Generally, the gains and losses from foreign currency translation effects are presented in other income / other expense.

A financial asset is derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or have been transferred.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Impairment of financial assets – expected credit losses (“ECL”)

All financial assets measured at AC are required to be impaired at initial recognition in the amount of their expected credit loss (“ECL”). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. Lilium recognizes an allowance for ECLs for cash and cash equivalents and other financial assets according to the “general approach”. This means that ECLs are recognized in three stages. For credit exposures at initial recognition, ECLs are provided for credit losses that result from default events which may be possible within the next 12-months (Stage 1: a 12-month ECL). For credit exposures for which there has been a significant increase in credit risk since initial recognition (which is deemed to have occurred if a payment is more than 30 days past due), a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (Stage 2: a lifetime ECL). The same applies if objective indications exist that a default event has occurred (Stage 3: an incurred loss). In this case, any interest income is measured on the basis of the net carrying amount, while for stage 1 and 2 the basis is the gross carrying amount. Examples of objective evidence are significant financial difficulties experienced by the debtor, payment default or delays, a lowering of the credit rating, insolvency or where measures are taken to secure a debtor’s financial situation, or if other observable data indicates that expected cash flows deriving from financial assets may be appreciably reduced.

For cash and cash equivalents as well as other financial assets, the simplification available for financial instruments with a low credit risk (“low credit risk exemption”) is applied as of the reporting date. Factors that can contribute to a low credit risk assessment are debtor-specific rating information and related outlooks. The requirement for classification with a low credit risk is deemed to be fulfilled for counterparties that have at least an investment grade rating; in this case there is no need to monitor credit risks for financial instruments with a low credit risk.

The default probabilities applied to determine the ECL for cash and cash equivalents and other financial assets are based on credit default swap spreads that are quoted on markets, which take future-oriented macroeconomic data into account.

In general, Lilium defines a default event as a situation in which the debt is no longer recoverable. If the financial instrument is perceived to be unrecoverable, then the expectation is that future contractual cash flows will not occur. At this point in time, the balance is written off after giving consideration to any possible collateral that is available.

Impairment losses (including reversals of impairment losses on financial assets) are not presented as a separate item in accordance with IAS 1.82(ba) as they are considered immaterial. Impairment losses or income from the reversal of impairment losses on financial assets are reported net under finance income or finance expenses.

Financial liabilities

The Group’s financial liabilities include warrants, lease liabilities (see note 16), derivatives, trade and other payables, and other financial liabilities.

Financial liabilities are classified as measured at AC or FVTPL. All financial liabilities are recognized initially at fair value less, in the case of a financial liability not at FVTPL, directly attributable transaction costs. Transactions costs are expensed as incurred for financial liabilities initially measured at FVTPL.

Financial liabilities at FVTPL are measured at fair value and gains and losses resulting from changes in fair value are recognized in finance income / expenses. The Group only accounts for separated embedded derivatives of convertible loans and warrants as well as for other derivatives as a financial liability measured at FVTPL. All other financial liabilities are subsequently measured at AC using the effective interest rate (“EIR”) method. When applying the EIR method, the Group generally amortizes any fees, points paid or received, transaction costs and other premiums or discounts that are included in the calculation of the EIR over the expected life of the financial instrument. Gains and losses are recognized in interest expense when the liabilities are derecognized as well as through the EIR amortization process. For financial liabilities subsequently measured at AC, the foreign currency translation effects are presented in other income or expense. Foreign currency translation effects on financial liabilities at FVTPL are recognized in the finance income / expenses.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Where there are hybrid instruments, transaction costs are apportioned between the liability and equity components based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized.

An embedded derivative in a hybrid contract, with a financial liability or a non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVTPL. The assessment whether to separate an embedded derivative is done only once at initial recognition of the hybrid contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The resulting gain or loss is recognized in the consolidated statement of other comprehensive income.

Convertible Loans

Convertible loans are assessed at issuance for any components of equity and liability. Convertible loans are bifurcated into a debt component and an equity instrument if there is a conversion right. The conversion right of a convertible loan is classified as a liability if some conversion features of the loan lead to a conversion into a variable number of shares. Embedded derivatives are assessed and, if needed, are separated from the host contract. The remaining host contract is measured at AC and the separated embedded derivative is measured at FVTPL until the loan is converted into equity or becomes due for repayment.

If there are other derivative features provided for in the contract besides the conversion right, they are treated as a combined embedded derivative if they share the same risk exposure and are interdependent.

Derivative Warrant Liabilities

The Group evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to “IFRS 9 Financial Instruments” (“IFRS 9”).

Warrants are recognized as derivative financial liabilities in accordance with IFRS 9. Accordingly, the Group classifies warrants as financial liabilities at FVTPL. The liabilities are subject to remeasurement at each balance sheet date until exercised or expired, and any change in fair value is recognized in the finance income/ expenses.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets are in principle recognized for all deductible temporary differences, carry forward of unused tax credits and any unused tax losses. However deferred tax assets are only recognized to the extent it is sufficiently probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and the unused tax losses can be utilized.

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

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

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

Share-based Payments

General accounting principles

The Group grants certain share-based payment awards to the Group’s employees, advisors and vendors in exchange for their service.

These share-based payment awards qualify either as cash-settled or equity-settled transactions depending on the terms of settlement. When the settlement choice (i.e. cash versus shares) lies with the participant, awards are classified as compound financial instruments. Only in the case the equity component is zero, the award is accounted for as a cash-settled option. When the settlement choice lies with the Group, the award is classified as an equity-settled grant unless the Group has a present obligation to settle in cash.

For cash-settled awards a liability is recognized at fair value. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in profit or loss for the period.

An equity-settled award is measured based on the fair value determined at grant date. The fair value usually remains unchanged after the grant date. In case of a modification of an award after grant date, an incremental fair value is determined at the modification date for modifications that are beneficial to the participants.

The Group grants several share-based awards under several different plans, which are described below. Refer to note 22 for the measurement approach of the fair value of options. Due to the Reorganization, the Group has granted certain nonrecurring share-based awards to external consultants.

The expenses for services received are recognized when the participant renders services over the applicable vesting period with a corresponding increase of either the liability or equity, depending on the classification of the awards. The related share-based payment awards expense is recorded in the functional cost category to which the participant’s costs are classified.

Employee Stock Option Program (“ESOP”)

The Group maintains an Employee Stock Option Program (“ESOP”), originally established in 2017, which allows for the issuance of options to purchase ordinary shares to its employees, executives and certain advisors. Share options typically follow a vesting schedule over a four-year period. 25% will vest after the one-year anniversary of the applicable vesting commencement data (the “Cliff Period”) and then monthly thereafter on a graded vesting basis through the end of the vesting period. Individuals must continue to provide services to a Group entity to vest. Upon termination, all unvested options are forfeited. There is no contractual life for the share options provided in the contract.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

In October 2021, Lilium GmbH sent letters to all employees under the current ESOP plan to modify certain terms of the agreement. As per the modification agreement, an employee’s vested options shall now be exclusively settled in shares of Lilium N.V. instead of shares of Lilium GmbH in consideration for the participant’s claim for settlement under the ESOP conditions (as amended) to Lilium N.V. Options which are unvested at the time of the modification shall continue to vest in accordance with the regular vesting schedule. Vested options became exercisable after expiration of a lock-up period of 180 calendar days from the date of listing of Lilium N.V. on the Nasdaq Stock Market. Vested options must be exercised during certain exercise windows during each quarter of the fiscal year of the Group, with the exact dates during each such quarterly period being determined by the Group. The options will expire on the 10th anniversary of the date on which vested options became exercisable. All the holders of the options have signed the modification agreement. By signing this modification, the illiquid shares of Lilium GmbH have been converted to liquid shares of Lilium N.V. tradable on Nasdaq Stock Market.

General population – Restricted Stock Units (“RSU”)

The Group started offering Restricted Stock Units to its employees in 2021 based on their grade. Upon vesting, the plan participants are eligible to acquire shares at a nominal value of €0.12. There are several vesting schedules with differing installment periods. The standard vesting schedule for new grants is vesting taking place a year after grant, with a 12-month cliff period. The RSU are settled in shares of Lilium N.V., and hence are accounted as equity-settled awards. The most common vesting period is 1 year whereby 100% is vested after 1 year, as a cliff period.

Upon termination, the employee is entitled to the vested portion of the RSU. All unvested RSU are forfeited.

Executives – Restricted Stock Units (“RSU”)

The Group offered RSU of Lilium N.V. to executives, they are accounted for as equity-settled awards. RSU are exercisable with a nominal amount of €0.12 per share. All RSU are subject to participants’ continuous service, additionally upon termination of employment, all unvested RSU are forfeited.

Specific RSU – The RSU granted to certain executives, which vary according to individual agreements, are subject to participants’ continuous service. The length of these agreements are on average 4 years and the vesting is split either on a monthly or quarterly basis.

Annual Election RSU – Granted to non-executive board members on a yearly basis, RSU shall vest in full on the date immediately preceding the annual general meeting of shareholders.

Initial RSU – Granted to executives upon beginning service, the RSU shall vest in equal instalments on each of the first, second and third anniversaries of the vesting commencement date.

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

These options vest and are exercisable upon the satisfaction of both the service-based vesting condition and the performance-based vesting condition. Typically, the service-based vesting condition shall be satisfied in 17 quarterly installments between the vesting commencement date and December 31, 2025. The performance-based vesting condition is expected to be satisfied at September 30, 2026 or when the Group earns its first dollar or any equivalent currency of revenue recognized in the Group’s consolidated financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either the European Union Aviation Safety Agency or the Federal Aviation Administration and the customer has also paid for such services. The maximum term of options granted is 10 years from the date of grant.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

If the performance-based vesting condition is satisfied prior to any service-based vesting date, any portion of the option with respect to which the service-based vesting condition has not been satisfied as of the date the performance-based vesting condition is achieved shall remain subject to satisfaction of such service-based vesting condition.

Executives – Time-based stock options

In addition, there are time-based stock options for three participants. Time-based stock options are settled in shares of Lilium N.V. and are treated as equity-settled. One participant left the Company, and 31 % of this participant’s options had vested by December 31, 2022 and the remainder were forfeited. For the other two participants, the options vest in equal quarterly installments commencing April 19, 2022 (with one year cliff) or October 31, 2022 and ending April 1, 2026 or July 31, 2026, subject to participants’ continuous service in the Group. These options can be exercised until expiration or until 90 days after the participant ceases to be an employee. The maximum term of options granted is 10 years from date of grant.

Upon termination, the participant is entitled to the vested portion of the options. All unvested options are forfeited.

Executives – Success fees

The Group has granted success fees to certain key management personnel for successful fundraising.

Initial success fees were granted at the end of 2020 and beginning of 2021. Upon successful fundraising in September 2021, one award was settled in shares while another award was settled by execution of a so-called Joint Stock Ownership Program (“JSOP”) arrangement and a bonus agreement. Please refer to the section below for more details on the JSOP and the bonus.

The revised success fees for future fundraising were agreed upon in September 2021, superseding the initial arrangement. Upon successful new financing by December 31, 2025, the participants will receive an agreed percentage of the fundraising in shares or cash capped at specific maximum funding amount. The revised arrangements offer a settlement choice to the participants and are accounted for as cash-settled.

The expense for success fees is recognized over the period until a successful financing is expected. The assumption regarding a successful financing is reassessed by management at each reporting date. In case a successful financing is probable, the compensation expense is recognized.

In the event the plan participants chose to settle in equity, the participant must pay the nominal share value. These revised success fee arrangements were terminated in the fourth quarter of 2022. The termination was a result of the participants completion of their service with the Group. One of the participants entered into a new success fee arrangement on November 30, 2022. The new success fee arrangement was entered with a related party and was accounted for under IAS 37 as contingent liability as disclosed in note 30.

Executives – Presence bonus

Additionally, an annual presence bonus award was offered to one individual if the individual performs an agreed percentage of employment services from the base location (Group’s head offices near Munich, Germany). The employee shall be eligible to an annual bonus in each calendar year from 2021 until 2025. The bonus will be accounted for on an annual basis, i.e., the period the respective services are received. Generally, the bonus offers a choice of settlement to the Group. In 2022, the presence bonus was agreed to be settled in cash and terminated.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Executives - Joint Stock Ownership plan (JSOP) and bonus

The Group entered into a success fee arrangement with a management member of the UK subsidiary (see description on success fees above). Upon successful fundraising the success fee agreement provided the management member remuneration based on JSOP and the bonus. The success fee was invested into shares of Lilium N.V. whereby the participant had the option to determine the timing of the sale of these shares. The cash from the proceeds of selling these shares forms the basis of the payable in 2022 to the participant.

Setting-up the JSOP and the bonus according to the arrangements made consists of the following steps:

●	Setting up a trust: A Dutch foundation “Stichting JSOP” was incorporated through a deed of incorporation.
●	Joint Ownership agreement: Shares in Lilium N.V. with a total value corresponding to the success fee were issued against a fair market value consideration to Stichting which serves as joint owner of the shares together with the management member. The management member has a sell right, which upon exercise, has the effect that all shares held together with Stichting are sold in the market. The sell right needs to be executed before September 14, 2026. If the sell right expires, the Stichting has a buy right buying back the management member’s shares. The buy right needs to be executed before March 14, 2027. In any case, the shares will be sold. The proceeds from the shares will be divided between the Stichting and the manage-ment member according to the respective portion in the shares, also taking into consideration that Stichting is entitled to a carry charge of 7.5% p.a.
●	Bonus agreement with Lilium GmbH: Stichting’s portion of the sale of shares are paid to Lilium GmbH and forwarded to the manager after deduction of employment income tax and social security contributions.
●	In substance, the management member receives in total the proceeds from the sale of shares after execution of the Sell Right or Buy Right, one part directly from Stichting (“JSOP”) and the other part from the Lilium GmbH as a bonus:
o	The proceeds directly from the JSOP are the difference between the proceeds from the sale of shares received (treasury shares due to consolidation) and the acquisition cost of the shares received at the time of the setup of the Stichting plus 7.5 % interest p.a.; if this difference is negative, the JSOP is nil.
o	The bonus is the lower of the proceeds from the sale of shares received (treasury shares due to consolidation) and the acquisition costs of the shares at the time of the setup of the Stichting plus 7.5 % interest p.a.

Since the management member received cash from the JSOP and the bonus, both parts of these awards were accounted for as cash-settled.

Advisors – Strategic collaboration agreement

On July 31, 2021, Lilium executed a term sheet in which Lilium agreed to enter into negotiations with Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) to establish a strategic collaboration whereby Azul and Lilium will negotiate contracts to buy a certain number of Lilium Jets. Except for the up-front warrants (“Azul Warrants”), the term sheet is legally non-binding. As of the date these consolidated financial statements were approved, no contracts with respect to the acquisition of Lilium Jets or any other collaboration have been executed.

The Azul Warrants are within the scope of IFRS 2 Share-Based Payment as they were granted in contemplation of signing a service agreement to explore the feasibility of eVTOL in Brazil and are expected to be settled in our Class A shares. In consideration of the commercial collaboration, Lilium agreed to use all efforts to grant Azul the warrants to purchase up to 8,000,000 Class A shares at an exercise price of €0.12 per share, consisting of

(i)	Azul Warrants to purchase 1,800,000 Class A shares, which were issued on a fully vested basis on October 22, 2021, granted upon the signing of term sheet and

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

(ii)	subject to the execution of definitive agreements and legally non-binding, warrants to purchase additional 6,200,000 Class A shares (“Azul Additional Warrants”), which are expected to vest in three tranches. These warrants are subject to the execution of the above-mentioned definitive agreements and legally non-binding. As of December 31, 2022 it was not yet probable that they will be granted.

As the Azul Warrants are to be settled in shares of Lilium N.V., they are accounted for as equity-settled awards.

Share listing expense

The Reorganization is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of the shares issued to Qell’s former shareholders by Lilium (€165.0 million) and the fair value of the Qell’s identifiable net assets (€53.9 million) represents a service received by Lilium, and thus is recognized as an expense (€111.1 million) upon closing of the Reorganization (“Closing Date”).

The determination of the fair value of the shares issued is based on the share price of Lilium N.V.’s publicly traded common stock. As of Closing Date, Lilium N.V. shares issued to Qell shareholders were trading at $9.41 per share. This trading price represents a Level 1 measurement, as it is a quoted price in an active market with sufficient trading volume for identical instruments. Within the Reorganization, Qell shareholders have received 21,080,961 shares in Lilium N.V. some of which are subject to transfer restrictions:

1.	Sponsor Lock-Up Shares: 4,595,133 Lilium Class A Shares acquired by Qell Partners LLC (the “Sponsor”) in connection with the Reorganization, having a lock-up period of one year.
2.	Sponsor Earnout Shares: 3,063,422 Lilium Class A Shares acquired by the Sponsor in connection with the Reorganization. Pursuant to the Sponsor Support Agreement, concurrently with the clos-ing of the Business Combination, the Sponsor Earnout Shares were imprinted in three tranches (1,148,783, 1,148,783 and 765,856 shares respectively) with a legend to note restrictions on transfer, which will be removed after the occurrence of a certain milestone or a specific date which is between March 2024 and September 2025.

For the transfer restrictions, the valuation has been adjusted as follows:

●	Qell Sponsor Lock-Up Shares: the closing price of Lilium N.V. shares as of Closing Date has been adjusted for a 5 % discount for lack of marketability due to the one-year lock-up restriction.
●	Qell Sponsor Earnout Shares: the closing price of Lilium N.V. shares as of Closing Date has been adjusted for a 5 % discount for lack of marketability.

The net assets held by Qell had a fair value upon closing of €53.9 million, comprising of cash and cash equivalents held in Qell’s trust account (€83.3 million), offset by current liabilities (€3.6 million) and financial liabilities for the former Qell Warrants (€25.8 million). As the share listing expense is to be settled in shares of Lilium N.V., it is accounted as equity-settled awards.

Share-based payment – Vendors

In November 2022, the Group entered into a Share Issuance Agreement with a third-party vendor, with the option at the Group’s discretion to pay certain goods and services to be rendered by the vendor either via the issuance of Class A shares of Lilium N.V. or cash. The Group has accounted for this transaction as an equity-settled share-based payment under IFRS 2 at fair value of the equity instrument with the corresponding increase in equity.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The Group also entered into share-based payment arrangements with two other third-party vendors as part of the 2022 PIPE transaction in exchange for the good and services to be rendered by the respective vendors which was deemed to be at fair value of the securities issued to both vendors. The Group has accounted for this transaction as a prepayment with the corresponding increase in equity.

The Group also had the discretion to settle an annual instalment either by cash or by issuance of equity subject to a formalized share issuance agreement. The Group concluded that the agreement falls within the scope of IFRS 2.

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

Past service costs are recognized in profit or loss on the earlier of:

●	The date of the plan amendment or curtailment, and
●	The date that the Group recognizes related restructuring costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation under, ‘Research and development’, ‘General and administrative’, and ‘Selling’ expenses’ in the consolidated statement of operations and other comprehensive income (loss) (by function):

●	Service costs comprising current service costs, past-service costs, gains and losses on curtailments,
●	Non-routine settlements, and
●	Net interest expense or income.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Government Grants

Grants from governments are recognized at their fair value, when there is reasonable assurance that the grant will be received, and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognized gross in other operating income over the period necessary to match them with the costs that they are intended to compensate.

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

Assumptions and estimates relating to the Group’s ability to continue as a going concern are described in note 2.

Key estimates and judgements that have a signiﬁcant inﬂuence on the amounts recognized in the Group’s consolidated financial statements are described below:

Leases – Lease Term

The Group has lease agreements for rental properties with material renewal options. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to extend or terminate the lease. The Group considers all relevant factors that create an economic incentive for it to exercise the respective extension option. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects whether the Group is reasonably certain to exercise or not to exercise the option to extend or terminate the lease (e.g., more than insignificant penalty, construction of significant leasehold improvements or significant customization to the leased asset).

Leases – Incremental Borrowing Rate

The Group cannot readily determine the interest rate implicit in the majority of its leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBRs used by the Group are calculated based on the risk-free rate, individual country risk premiums of underlying country and credit spread. The weighted average IBR in 2022 is 3.53% (2021: 3.75%).

Investment in joint venture/ associate – Purchase Price Allocation

The Group holds 27.7 % of Ionblox, Inc (formerly known as Zenlabs Energy, Inc or “Zenlabs”) (“Ionblox”), described in detail in note 17. Management calculated the goodwill acquired during purchase by performing a purchase price allocation, allocating the total consideration between the fair value of the identified net assets acquired and the goodwill acquired upon purchase. Assessing the fair value of the identified net assets acquired requires significant judgement. Management concluded that the fair value of the technology portfolio and the brand value acquired significantly exceeded their carrying value.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Management used the Multi-Period Excess Earnings Method (MPEEM) for the valuation of the technology portfolio. The MPEEM estimates the fair value of an intangible asset as a residual value after deducting charges for all other assets. It is assumed that the Group holds only the intangible asset to be valued and leases all other assets necessary to operate the business. Contributory asset charges (CACs) reflect all return on and of the supporting assets and are deducted for the use of all other assets. The Remaining Useful Life for the technology portfolio is estimated to be 15 years.

Management used the Relief-from-Royalty (RfR) method for valuation of the Ionblox brand. This method is based on the assumption that if the Group did not own the brand, it would be willing to enter a licensing agreement for the brand. As part of this hypothetical licensing transaction, the licensee would have to pay royalty fees to the licensor. The value of the brand can thus be estimated as the present value of all future royalty payments in a hypothetical licensing transaction. Management has applied a hypothetical royalty rate of 0.93% based on comparable industry peers. The remaining useful life for the brand asset is estimated to be 15 years.

Share-based Payments

An option pricing model (Black-Scholes) has been used for the determination of the fair value of awards. A simplified approach has been used in cases where share options have been deep in the money, so that the intrinsic value could serve as an approximation for the value of the option.

Estimates also require the determination of the most appropriate inputs to the valuation model when calculating the fair value of the share option, such as the volatility of stock price. Note 22 describes the parameters used to calculate the fair value within 2022. For cash-settled share-based payment award transactions, the liability must be remeasured at the end of each reporting period until the date of settlement, with any changes in fair value recognized in profit or loss. This requires a reassessment of the estimates used at the end of each reporting period.

Performance-based Stock Options

For the performance-based stock options, the service-based vesting condition is predetermined and does not require any assumptions or estimates. For valuation purposes the performance-based vesting condition is assumed to be fulfilled by September 30, 2026. This date is reassessed at every reporting date.

Success Fees

In 2021, the number of financing rounds with expected amounts raised and their probabilities were the significant estimates for the valuation of the success fees. The weighted average expected timing of fulfillment of the performance condition was 20 months with a weighted average probability of 69%.

In 2022, all amounts under the success fees contracts entered into in previous years were settled and the contracts were terminated. A new success fee contract was entered into with a related party that is accounted for under IAS 37 as a contingent liability disclosed in note 29 and note 30. No conditions for payment have been met as of December 31, 2022.

Share listing expense

For the share listing expense, the Group has assessed the discount for lack of marketability on 5% for the transfer restrictions imposed on certain shares transferred to Qell shareholders.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Warrants

Warrants are described in note 23.

Private Warrants & Public Warrants (“Reorganization Warrants”)

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

The Group has certain redemption rights depending on the share price of which one only relates to the Public Warrants, but given the other elements in the agreement, the Group has a certain economic incentive to call for redemption of all Warrants before a certain share price. Consequently, management has applied the same valuation to both the Private Warrants and Public Warrants (collectively, hereinafter also known as “Reorganization Warrants”).

The Reorganization Warrants were considered to be part of the net assets acquired and therefore, management applied the provisions of debt and equity classification under IAS 32 Financial Instruments: Presentation (“IAS 32”) and management has concluded that these are current liabilities. As the Reorganization Warrants include contingent settlement provisions that introduce potential variability to their settlement amounts and are dependent on the occurrence of some uncertain future events, the Reorganization Warrants are accounted for as derivative financial liabilities at fair value, with changes in FVTPL. The Private Warrants are Level 2 in the fair value hierarchy.

Registered Direct Offering (“RDO”) Warrants & Private Placement (“2022 PIPE”) Warrants

The fair value of the RDO Warrants is deemed equal to the fair value of the 2022 PIPE Warrants. The RDO Warrants are identical to the 2022 PIPE Warrants as these share the same terms except that the RDO Warrants and the underlying shares are registered securities and the 2022 PIPE Warrants and the underlying shares are unregistered and would need an effective registration statement for resale. Subsequent to the issuance of the 2022 PIPE Warrants, the Group registered the securities underlying the 2022 PIPE Warrants on December 13, 2022. The Group has certain redemption rights on the RDO & 2022 PIPE Warrants if the share price exceeds a certain threshold and meets certain conditions as described in the RDO & 2022 PIPE Warrant agreements.

Management determined that the RDO & 2022 PIPE Warrants have all the characteristics of a derivative liability under IFRS 9. As RDO & 2022 PIPE Warrants are unlisted, these were categorized in Level 3 of the fair value hierarchy, due to the inputs used to determine the fair value of these warrants. Fair value has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing Lilium N.V. stock price as of December 31, 2022, expected stock price volatility, term, risk-free rate and dividend yield. The expected stock price volatility was based on Lilium N.V. implied volatilities calculated over a period matching the remaining life of these warrants. The term input is equal to the warrants’ remaining contractual term. The risk-free interest rate is based on interpolated U.S. Constant Maturity Treasury rates for a maturity equal to the remaining life of the RDO & 2022 PIPE Warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Covid-19 Risks and Uncertainties

The Group continues to closely monitor developments with respect to COVID-19 that could potentially impact the business. The Group had implemented logistical and organizational changes to consolidate the Group’s resilience to COVID-19. The Group expects that the impact of the pandemic would be minimal to none for the foreseeable future,

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

War in Ukraine

The Board is actively monitoring the impact on the Russia & Ukraine war. The Group does not and does not intend to engage in any transactions that involve Russian, Ukrainian, or Belarusian entities nor any Politically Exposed Persons (“PEPs”) from those countries. There is currently no direct or indirect impact on the Group from the war in Ukraine and sanctions imposed on Russia and Belarus as the Group does not have any operations or direct suppliers located in these jurisdictions.

The Group continues to closely monitor the impact of the war in Ukraine on general economic factors, including the impact of inflation, as these factors put pressure on the Group’s costs for employees, raw materials and other parts provided by suppliers.

5.Revenue from Contracts with Customers and Cost of Sales

Lilium is currently not generating revenues from mobility services. In rolling-out the business, Lilium is engaged in infrastructure and mobility consultancy services provided to airport authorities with which future collaborations are planned. No revenue was recognized during the current year. In 2021, revenue amounting to €47  thousand was recognized from one customer at a point in time upon receipt of acceptance (2020: €97 thousand). The geographic region which recognized revenues was Germany based on the Group location which bills the customer.

Related costs are captured in costs of sales and comprise personnel expenses.

6.Research and Development Expenses

Research and development expenses consist of the following:

In € thousand	2022	2021	2020
Salaries and social security	77,455	75,672	66,536
Professional services	72,840	49,421	8,448
Materials	7,808	9,009	8,253
Depreciation/amortization/impairment	6,386	4,541	2,829
IT and communication expense	3,709	1,248	1,857
Other research and development expenses	7,420	4,667	2,422
Total research and development expenses	175,618	144,558	90,345

Expenses for salaries and social security mainly include salary, salary-related expenses and share-based payment awards recognized from the Group’s share-based payment award programs (note 22). Professional services include €54,734 thousand (2021: €31,576 thousand; 2020: €3,732 thousand) for consulting services and €18,105 thousand (2021: €17,845 thousand; 2020: €4,716 thousand) for contractors. Consulting and contractor services have increased due to the ramp up of research and development activities being conducted with suppliers and partners in readiness for entry into service (EIS). Materials include various components used in development of the Lilium Jet.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

7.General and Administrative Expenses

General and administrative expenses consist of the following:

In € thousand	2022	2021	2020
Share listing expense	—	111,109	—
Professional services	28,851	70,380	8,483
Salaries and social security	30,187	35,395	20,926
IT and communication expense	20,374	12,391	2,255
Depreciation/amortization	1,816	1,870	1,289
Insurances	6,457	1,698	73
HR related expenses (training, recruitment)	1,466	1,617	1,026
Other administrative expenses	4,736	4,633	1,354
Total administrative expenses	93,887	239,093	35,406

Professional services are related to general legal and tax advice, external contractors, consultants, audit expense, staff lease and bookkeeping services. In 2022, professional services expenses are partially reduced by €4,435 thousand (2021: €5,438 thousand expense; 2020: nil) in relation to a reduction of the fair value of the JSOP (note 22). In 2021, professional services included Lilium’s consulting and legal fees in relation to the Reorganization which are not capitalizable, investor relations costs not deducted from capital reserves (in total €33,127 thousand), and €13,030 thousand for the issue of Azul Warrants (see note 22).

Expenses for salaries and social security include employee remunerations, benefits and share-based payment awards recognized from the Group’s share-based payment award programs (note 22).

IT and communication expense relate to ongoing ERP costs and other IT maintenance and development costs for general tools used by all functions in the Group. In 2022, these expenses include €13,527 thousand (2021: €6,590 thousand; 2020: nil) incurred for a cloud-based data analytics tool.

Insurance expenses mainly due to Directors & Officers liability insurance.

Other administrative expenses include occupancy costs, travel expenses, membership fees and other operating expenses.

In 2021 the share listing expense was the fair value of the shares issued by Lilium N.V. in excess of the net assets acquired from Qell as a result of the Reorganization (see note 1 for details).

8.Selling Expenses

Selling expenses consist of the following:

In € thousand	2022	2021	2020
Salaries, social security	8,915	11,971	13,115
Professional services	1,690	1,983	1,196
Marketing	1,448	2,059	613
Travel	523	626	167
Depreciation/amortization	65	65	41
Other selling expenses	288	485	140
Total selling expenses	12,929	17,189	15,272

The Group recognizes costs related to the commercialization of the Lilium Jet as selling expenses. Expenses for salaries and social security mainly include employee remunerations, benefits and share-based payment awards recognized from the Group’s share-based payment award programs (note 22). In 2021, marketing costs mainly related to the Reorganization.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

9.Other Income

Other income consists of the following:

In € thousand	2022	2021	2020
Foreign currency gains	3,842	1,689	19
Insurance recoveries	483	456	1,906
Grants received from the German government	1,038	51	307
Income from other grants	—	—	42
At-equity income from dilution	1,179	—	—
Other miscellaneous income	266	78	72
Total other income	6,808	2,274	2,346

Foreign currency gains of €3,842 thousand (2021: €1,689 thousand; 2020: €19 thousand) are primarily derived from favorable exchange rate movements on the Group’s cash holdings denominated in US Dollar. In 2022 insurance recoveries of €483 thousand are for damage to equipment sustained in transit. In 2021, insurance recoveries of €456 thousand (2020: €1,906 thousand) are for damage which occurred as a result of an accident during maintenance work.

Lilium has been granted government funds for conducting research on future mobility infrastructure and technology. The conditions connected with the grants have been fulfilled by the Group and therefore, have been recognized in other income.

At-equity income from dilution of €1,179 thousand relates to the Group’s gain on dilution in the investment in Ionblox (see note 17).

Other miscellaneous income is primarily made up of €167 thousand (2021 and 2020: nil) of health insurance reimbursements.

10.Other Expenses

Other expenses consist of the following:

In € thousand	2022	2021	2020
Foreign currency losses	3,264	1,054	107
Miscellaneous other items	4	982	23
Total other expenses	3,268	2,036	130

Foreign currency losses of €3,264 thousand in 2022 (2021: €1,054 thousand; 2020: €107 thousand) are primarily derived from unfavorable exchange rate movements on the Group’s cash holdings denominated in US Dollar and from currency losses on foreign trade payables.

11.Financial Result

Financial result is comprised of the following:

In € thousand	2022	2021	2020
Finance income	30,322	11,288	80
thereof: fair value changes	29,922	11,280	58
thereof: impairment loss net of reversal	125	—	—
Finance expenses	(1,995)	(20,201)	(49,741)
thereof: fair value changes	(763)	(15,645)	(15,222)
thereof: interest portion of lease payments	(443)	(437)	(450)
thereof: impairment loss net of reversal	—	(260)	—
thereof: interest on convertible loans	—	(3,483)	(33,960)
Financial result	28,327	(8,913)	(49,661)

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Finance income mainly resulted from changes in fair value of warrants of €29,688 thousand (2021: €4,454 thousand; 2020: nil) consisting of fair value changes in the price of warrants of €30,196 thousand (2021: €5,492 thousand; 2020: nil) and the gain on foreign exchange conversion of RDO & 2022 PIPE Warrants of €1,116 thousand (2021: nil; 2020: nil) offset by the loss on foreign exchange conversion of Reorganization Warrants of €1,624 thousand (2021: €1,038 thousand; 2020: nil). Finance income fair value changes also consisted of gain on foreign currency contract of €234 thousand (2021 and 2020: nil). Finance income also consisted of the impairment losses net of reversal of €125 thousand (2021 and 2020: nil) made in the previous year.

Finance expenses that resulted from fair value changes consist of fair value changes in money market funds of €67 thousand (2021: €87 thousand; 2020: nil) and fair value changes in the ELOC purchased put option of €696 thousand (2021 and 2020: nil) (see note 21). In 2021 fair value changes also included foreign currency exchange contract loss of €15,532 thousand. In 2020 fair value changes consisted of fair value changes from the embedded derivatives of the convertible loans of €15,222 thousand. In 2021, the foreign currency exchange contract was related to the funds from the Reorganization expected to be received in USD. There are no convertible loans or investments in money market funds outstanding as of December 31, 2022.

12.Income Taxes

Income Tax Expenses/ Benefits

The expenses/ benefits for income taxes is comprised of the following:

In € thousand	2022	2021	2020
Current income tax charge	(169)	(556)	(46)
Current income tax related to prior years	495	(143)	—
Current taxes	326	(699)	(46)
Deferred taxes	—	(10)	—
Income tax benefits / (expense)	326	(709)	(46)

The income tax expenses/ benefits mainly relate to foreign subsidiaries.

At German companies, a corporate tax rate of 15 % was used for the calculation of deferred taxes. In addition, a solidarity surcharge of 5.5 % on corporate tax and a trade tax rate of 11.73 % were taken into account. This resulted in an overall tax rate of 27.55 % for German companies, which is also the group tax rate (previous year: 27.55%). At international group companies, the respective country-specific tax rates were used for the calculation of current and deferred taxes.

Tax Rate Reconciliation

The following table presents the reconciliation of expected tax expense and recorded tax expense. Expected tax expense is determined by multiplying consolidated profit before tax from continuing operations by the total group tax rate of 27.55%:

In € thousand	2022	2021	2020
Profit (Loss) before income tax	(253,390)	(410,327)	(188,381)
Income tax rate	27.55%	27.55%	27.55%
Expected income taxes on this	69,809	113,045	51,899
Effects deriving from differences to the expected tax rate	9	40	54
Taxes for prior years	495	(143)	—
Other non-deductible expenses and taxes	(59)	(66)	(238)
Changes in the realization of deferred tax assets	(76,356)	(67,465)	(22,371)
Other	6,428	(46,120)	(29,390)
Income tax as per consolidated statement of operations	326	(709)	(46)
Effective tax rate in %	0.1%	(0.2)%	0.0%

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The other effects in 2022 mainly relate to share-based payments (€22,817 thousand; resulting in a reconciliation effect of (€6,286 thousand), fair value adjustments of Reorganization Warrants and RDO & 2022 PIPE Warrants (€29,689 thousand; resulting in a reconciliation effect of €8,179 thousand) and transaction costs deducted from equity (€7,402 thousand, resulting in a reconciliation effect of €2,039 thousand).

The other effects in 2021 mainly relate to expenses resulting from non-cash share listing expense (€111,109 thousand; resulting in a reconciliation effect of €30,610 thousand), equity settled share-based payments (€40,321 thousand; resulting in a reconciliation effect of €11,108 thousand) and fair value adjustments of the Azul Warrants (€13,030 thousand; resulting in a reconciliation effect of €3,590 thousand) as well as finance income resulting from the embedded derivatives of the convertible loans (€6,351 thousand; resulting in a reconciliation effect of €1,750 thousand) and fair value adjustments of Qell warrants (€4,454 thousand; resulting in a reconciliation effect of €1,227 thousand).

Deferred Taxes

Deferred taxes relate to the following:

	Deferred tax assets		Deferred tax liabilities
In € thousand	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Non-current assets	2,378	3,010	2,913	3,099
Intangible assets	2,341	2,995	—	—
Property, plant and equipment	37	15	2,903	3,088
Financial assets	—	—	10	11
Current assets	149	14	—	286
Inventories	123	11	—	—
Receivables and other assets	26	3	—	286
Non-current liabilities	446	645	—	167
Provisions	10	24	—	3
Liabilities	436	621	—	163
Current liabilities	138	222	208	631
Provisions	—	91	47	—
Liabilities	138	131	161	631
Loss carryforwards	—	282	—	—
Total value	3,111	4,173	3,121	4,183
Netting	(3,111)	(4,173)	(3,111)	(4,173)
Recognition in the consolidated statement of financial position	—	—	10	10

As of December 31, 2022, and 2021, there were the following tax attributes (gross):

In € thousand	12/31/2022	12/31/2021
Corporation tax loss carryforwards	661,501	388,980
Trade tax loss carryforwards	659,161	387,524
Interest carryforwards	15,348	15,846

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The reported tax loss and interest carryforwards mainly relate to the German Lilium entities and can be carried forward indefinitely. Tax loss carryforwards in the amount of €56,891 thousand can’t be used during the time of the tax group between Lilium GmbH as controlling entity and eAircraft as controlled entity. German minimum taxation rules and interest stripping rules apply. These tax attributes may be subject to restrictions of the German change in ownership rules (Sec. 8c KStG) going forward. The closing of the de-SPAC transaction did not result in the forfeiture of the tax loss carryforwards.

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

For the following deductible temporary differences and tax loss and interest carryforwards, no deferred tax assets were recognized in the consolidated financial statements:

	Deferred tax assets on
			Interest
	Temporary	Tax	carry
In € thousand	differences	losses	forward	Total
Unrecognized deferred tax assets as of January 1, 2021	17,276	35,639	3,663	56,578
Addition	—	70,625	266	70,891
Deductions	(3,426)	—	—	(3,426)
Unrecognized deferred tax assets as of December 31, 2021	13,850	106,264	3,929	124,043
Addition	1,541	75,705	436	77,682
Deductions	—	—	(137)	(137)
Unrecognized deferred tax assets as of December 31, 2022	15,391	181,969	4,228	201,588

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

For the periods included in these consolidated financial statements, the Group incurred net losses; therefore, anti-dilutive stock options, outstanding equity awards during the period (as described in note 22), the Reorganization Warrants and RDO & 2022 PIPE Warrants as well as the 1,800,000 Azul Warrants issued in 2021 are excluded from the diluted EPS calculation.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2022	2021	2020
Comprehensive loss attributed to equity shareholders	(253,003)	(410,830)	(188,435)
(in € thousand)
Weighted average number of shares outstanding
Basic and diluted	316,474,576	214,858,203	193,722,062
Basic and diluted EPS (in €)	(0.80)	(1.91)	(0.97)

14.Intangible Assets

Intangible assets comprise the following:

		Purchased concessions,
		rights and other
In € thousand	Software	intangible assets	Total
Costs of acquisition
January 1, 2022	3,998	108	4,106
Additions	163	37	200
Transfer from property, plant and equipment	—	—	—
December 31, 2022	4,161	145	4,306
Accumulated amortization/write downs
January 1, 2022	2,694	18	2,712
Amortization	717	7	724
December 31, 2022	3,411	25	3,436
Carrying amount:
December 31, 2021	1,304	90	1,394
December 31, 2022	750	120	870

		Purchased concessions,
		rights, and other
In € thousand	Software	in-tangible assets	Total
Costs of acquisition
January 1, 2021	2,401	108	2,509
Additions	1,586	—	1,586
Transfer from property, plant and equipment	11	—	11
December 31, 2021	3,998	108	4,106
Accumulated amortization/write downs
January 1, 2021	1,125	12	1,137
Amortization	1,569	6	1,575
December 31, 2021	2,694	18	2,712
Carrying amount:
December 31, 2020	1,276	96	1,372
December 31, 2021	1,304	90	1,394

There were no indicators of impairment which would have required intangible assets to be tested for impairment in the financial years ended December 31, 2022 and 2021.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

15.Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

	Rights to
	land and		Technical
	buildings		equipment	Office	Assets
	and leasehold		and	and other	under
In € thousand	improvements	Vehicles	machinery	equipment	construction	Total
Costs of acquisition or construction:
January 1, 2022	19,903	166	10,738	8,243	2,611	41,661
Additions	2,366	67	6,328	1,519	2,894	13,174
Disposals	—	(94)	(12)	(95)	—	(201)
Transfers	130	—	2,466	22	(2,618)	—
Transfer to intangible assets	—	—	—	—	—	—
Indexation impact	488	—	—	—	—	488
Foreign exchange	—	—	—	(6)	—	(6)
December 31, 2022	22,887	139	19,520	9,683	2,887	55,116
Accumulated depreciation:
January 1, 2022	5,438	82	1,669	3,862	—	11,051
Depreciation	3,642	64	2,168	1,617	—	7,491
Disposals	—	(94)	(12)	(68)	—	(174)
Impairment	—	—	52	—	—	52
Transfer	—	—	—	—	—	—
Foreign exchange	—	—	—	(3)	—	(3)
December 31, 2022	9,080	52	3,877	5,408	—	18,417
Carrying amount:
December 31, 2021	14,465	84	9,069	4,381	2,611	30,610
December 31, 2022	13,807	87	15,643	4,275	2,887	36,699

	Rights to
	land and		Technical
	buildings		equipment	Office	Assets
	and leasehold		and	and other	under
In € thousand	improvements	Vehicles	machinery	equipment	construction	Total
Costs of acquisition or construction:
January 1, 2021	15,774	160	6,195	5,590	1,144	28,863
Additions	3,444	6	2,532	2,644	4,200	12,826
Disposals	—	—	—	(1)	—	(1)
Transfers	711	—	2,009	2	(2,722)	—
Transfer to intangible assets	—	—	—	—	(11)	(11)
Indexation impact	(26)	—	—	—	—	(26)
Foreign exchange	—	—	2	8	—	10
December 31, 2021	19,903	166	10,738	8,243	2,611	41,661
Accumulated depreciation:
January 1, 2021	3,057	40	640	2,411	—	6,148
Depreciation	2,381	42	1,028	1,450	—	4,901
Transfer	—	—	1	(1)	—	—
Foreign exchange	—	—	—	2	—	2
December 31, 2021	5,438	82	1,669	3,862	—	11,051
Carrying amount:
December 31, 2020	12,717	120	5,555	3,179	1,144	22,715
December 31, 2021	14,465	84	9,069	4,381	2,611	30,610

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment includes right-of-use assets for an amount of €10,499 thousand as of December 31, 2022 (December 31, 2021: €11,525 thousand). For further information refer to note 16. The transfers from assets under construction mainly relate to leasehold improvements and equipment which are required for construction of the Lilium Jet prototype. There are no security pledges.

The Group test for impairment on an annual basis. During the year, an impairment loss of €52 thousand (2021 and 2020: nil) relating to assets that were obsolete and in the process of being disposed of was recognized as research and development expenses in profit or loss. Property, plant and equipment is distributed among geographical areas as follows:

In € thousand	12/31/2022	12/31/2021
Property, plant and equipment
Germany	26,063	18,933
United Kingdom	97	100
United States	23	38
Switzerland	12	14
Spain	5	—
Right-of-use assets
Germany	10,033	11,525
Spain	466	—
Total	36,699	30,610

16.Leases

The Group has lease contracts for facilities, which contain variable lease payments and for vehicles, equipment and other assets which contain fixed-rate payment terms. The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

			Technical
			equipment	Office
	Rights		and	and other
In € thousand	to buildings	Vehicles	machinery	equipment	Total
January 1, 2021	10,375	77	461	28	10,941
Additions to right-of-use assets	2,369	—	29	170	2,568
Transfer	—	—	(17)	—	(17)
Depreciation	(1,808)	(34)	(45)	(54)	(1,941)
Indexation impact	(26)	—	—	—	(26)
December 31, 2021	10,910	43	428	144	11,525
Additions to right-of-use assets	1,526	63	23	—	1,612
Transfer	—	—	—	(144)	(144)
Disposal of right-of-use assets	—	(3)	(1)	—	(4)
Depreciation	(2,889)	(49)	(39)	—	(2,977)
Indexation impact	488	—	—	—	488
December 31, 2022	10,034	54	411	—	10,499

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Some lease payments for rights to buildings are indexed to the German consumer price index, which is adjusted on a yearly basis. The carrying amounts of lease liabilities and the movements during the period were as follows:

In € thousand	Lease Liability
January 1, 2021	11,118
Additions	2,512
Interest	437
Payments	(2,218)
Indexation impact	(26)
December 31, 2021	11,823
Additions	1,385
Accrued interest	(7)
Interest	443
Payments	(3,163)
Indexation impact	488
December 31, 2022	10,969

The current and non-current portion of lease liabilities are as follows:

In € thousand	12/31/2022	12/31/2021
Current	2,616	1,962
Non-current	8,353	9,861
Total lease liabilities	10,969	11,823

The consolidated statement of operations and other comprehensive income (loss) include the following amounts of lease related expense:

In € thousand	2022	2021	2020
Depreciation of right of-use-assets	2,977	1,941	1,631
Interest expense on lease liabilities	443	437	450
Short-term lease expenses	6	488	108
Lease expenses for low-value assets	137	220	80
Total amount recognized in expense	3,563	3,086	2,269

Variable lease payments result from indexed rental payments for facility leases and are included in lease liabilities. The following table provides further information about the composition of the lease payments as included in the above movement schedule of lease liabilities:

In € thousand	2022	2021
Fixed lease payments	1,212	204
Variable lease payments	1,951	2,014
Total amount of lease payments	3,163	2,218

The below table provides information on the total cash outflow from all leases during the year:

In € thousand	2022	2021	2020
Principal paid	2,720	1,781	1,439
Interest paid	443	437	450
Short term and low value leases	143	708	188
Total amount paid	3,306	2,926	2,077

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

17.Investment in a Joint Venture / Associate

Investment in Ionblox

On March 10, 2021, the Group entered into a Stock Purchase Agreement in which the Group acquired 25.7% of the shares of Ionblox for a purchase price of €8,502 thousand ($10,054 thousand), including transactions costs (see note 4 for additional information on Ionblox, formerly known as Zenlabs). Ionblox is a supplier of battery technology for Lilium. The principal place of business for Ionblox is the United States of America.

On July 15, 2021, the Group entered into an additional Stock Purchase Agreement in which the Group acquired a further 9.1% of the shares of Ionblox across two transactions on July 16, 2021 and September 27, 2021, for a total consideration of €7,400 thousand ($8,716 thousand). The consideration included the conversion of outstanding promissory notes at a fair value of €2,222 thousand ($2,629 thousand), including a €1,051 thousand ($1,250 thousand) promissory note purchased on March 19, 2021.

Lilium holds preferred stock in Ionblox, which give Lilium preferred dividend rights as well as rights of preferential payments in certain events. Preferred dividends are not cumulative, and payment is at the discretion of the Board of Directors of Ionblox out of any funds and assets legally available. In a deemed liquidation event, which is defined in the preferred stock purchase agreement as mergers and consolidations and certain asset sales, Lilium is entitled to redeem cash or other assets from Ionblox which provides Lilium a share in Ionblox net assets. In the event of liquidation, dissolution or winding up or deemed liquidation event, Lilium is entitled to preferential payments if there are sufficient funds in Ionblox to pay the preferred stockholders. The preferred stocks carry the same shareholder voting rights as holders of equivalent common stock. The preferred stocks also entitle the Group to nominate two directors to the Board of Directors of Ionblox. As such, the Group is considered to have significant influence over Ionblox. The significant influence together with other features of the preferred stock result in Lilium participating in a share of gains or losses from Ionblox; as such, the investment was initially recognized as an investment in associate and accounted for at-equity under IAS 28 ‘Investment in associates and joint ventures’.

For each date of acquisition of Ionblox, the fair value of Ionblox’s identifiable net assets and liabilities were identified, and the difference between the purchase price and the fair value of identified net assets has been accounted for as goodwill. The goodwill is included within the carrying value of the Investment in Associate. The total fair value of the identifiable net assets acquired is €8,344 thousand ($9,843 thousand), generating goodwill upon purchase of €7,558 thousand ($8,927 thousand). The fair value of the identifiable net assets acquired includes a carrying value of €2,248 thousand ($2,652 thousand) and a fair value step-up of €8,688 thousand ($10,250 thousand) for Ionblox’s brand and technology portfolio, offset by €2,592 thousand ($3,059 thousand) for deferred taxation.

In 2022, the Group’s share in Ionblox was diluted to 27.7% share of outstanding capital, representing 31.4% of the shareholder voting rights, through the issuance of 1,092,908 series B preferred stock by Ionblox to other investors, offset by a share buyback of 273,227 common stock, resulting in a gain on dilution of €1,179 thousand in other income. As part of the transactions, Lilium signed new Investors’ Agreements in May and November 2022, under which management have concluded that Lilium has joint control of Ionblox with another Preferred Stock investor. Lilium subsequently accounts for Ionblox as a Joint Venture, continuing to apply the equity method of accounting.

As of December 31, 2022, there were no indicators that an impairment expense (2021: Nil) should be recognized on the carrying value of the investment in a joint venture (2021: associate).

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Shares in Ionblox are currently unquoted, hence there is no quoted price to determine the fair value of the investment in Ionblox. The following table illustrates the summarized valuation of the Group’s investment in Ionblox:

	Carrying Value
In € thousand	2022	2021
January 1	15,054	—
Initial recognition	—	8,502
Conversion of promissory notes (July 2021)	—	2,222
Capital increases (July and September 2021)	—	5,178
Gain on dilution	1,179	—
Share of loss in a joint venture/ associate	(2,823)	(848)
December 31	13,410	15,054

The following is the summarized financial information for Ionblox, based on their consolidated financial statements prepared in accordance with IFRS, modified for fair value adjustments on acquisition. The numbers presented reflect the amounts in Ionblox’s IFRS consolidated financial statements, not of Lilium’s ownership share in these amounts.

Ionblox, Inc. - Consolidated Statement of Operations for the year ended December 31, 2022

In € thousand	01/01/2022 – 12/31/2022	3/10/2021 – 12/31/2021
Revenue	1,927	806
Loss from continued operations	(7,777)	(3,482)
Net loss for the year/ period	(7,369)	(2,907)

Ionblox, Inc. - Consolidated Statement of Financial Position as of December 31, 2022

In € thousand	12/31/2022	12/31/2021
Non-current assets[1]	25,438	24,255
Current assets	13,487	6,724
Preferred stock reclassification[2]	21,619	20,283
Non-current liabilities	(31,482)	(28,200)
Current liabilities	(933)	(756)
Shareholders’ equity	28,129	22,306

Reconciliation to carrying amounts of Lilium’s Interest in Ionblox
Group’s effective interest in the joint venture / associate	27.7%	34.8%
Group’s share in shareholders’ equity	7,780	7,762
Goodwill	8,370	7,558
Currency translation difference	(2,740)	(266)
Investment in a joint venture / associate	13,410	15,054

1 As the purchase price allocation is performed at each acquisition date (as of March 10, July 16 and September 27, 2021), differences occur due to the different ownership rates used in purchase price allocation and equity accounting. These differences are adjusted in Ionblox’s summary consolidated financial statements.

2 Based on the Group’s analysis of significant influence and investors’ current access to returns, Lilium concluded that its investment in Ionblox is accounted for using the equity method under IAS 28 ‘Investment in associates and joint ventures’. However, in Ionblox’s IFRS consolidated financial statements, the preferred stock owned by Lilium is accounted for as a financial liability based on its analysis under IAS 32 ‘Financial Instruments: Presentation’ due to the features of preferred stock as explained above. In order to give effect to uniform accounting policies and consistency in accounting, the above-mentioned financial liability in Ionblox’s consolidated financial statements is treated as equity in purchase price allocation and goodwill calculation.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

18.Other Financial Assets

Other financials assets are as follows:

In € thousand	12/31/2022	12/31/2021
Security deposits	3,386	3,779
Total non-current financial assets	3,386	3,779
Fixed term deposits	19,987	119,664
Money market funds	—	99,919
Security deposits	2,594	42
Total current other financial assets	22,581	219,625
Total other financial assets	25,967	223,404

Security deposits include €50 thousand (December 31, 2021: €400 thousand) pledged as collateral for customs, €182 thousand (December 31, 2021: €253 thousand) pledged as collateral for a furniture lease and €427 thousand (December 31, 2021: €196 thousand) pledged as collateral for use of credit card facilities. Additional deposits in the amount of €2,941 thousand (December 31, 2021: €2,942 thousand) are pledged as collaterals for facility leases, and €2,530 thousand (December 31, 2021: €30 thousand) refer to deposits to suppliers.

The Group has invested in a fixed term deposit amounting to €20,000 thousand with a term of 4 months. The Group recognized an increase of principal amount by €17 thousand due to positive interest rates and the Group recognized an expected credit loss of €30 thousand. The deposits were not redeemable before maturity.

In October 2021, the Group had invested a total €120,000 thousand into fixed term deposits with terms of 6, 9 and 12 months, €40,000 thousand each respectively. The Group recognized a reduction of principal amount by €336 thousand due to negative interest rates of €80 thousand and an expected credit loss of €257 thousand.

The Group did not hold any investment in money market funds as of year end. In November 2021, the Group has invested €100,006 thousand into money market funds. During the year, the Group sold all investments in money market funds for total proceeds of €99,853 thousand (2021: nil). The Group terminated its investment in March 2022.

19.Non-Financial Assets

Non-financial assets are as follows:

In € thousand	12/31/2022	12/31/2021
Advance payments	4,069	8,113
Prepaid expenses	9,418	—
Total non-current non-financial assets	13,487	8,113
Value added tax claims	1,696	12,602
Prepaid expenses	16,241	9,924
Miscellaneous other current non-financial assets	711	468
Total current non-financial assets	18,648	22,994
Total non-financial assets	32,135	31,107

Advance payments are payments made for the acquisition of fixed assets €4,069 thousand (2021: €8,113 thousand). Non-current prepaid expenses mainly consist of multi-year supplier contracts which have required upfront prepayments due to necessary investments by the suppliers €9,418 thousand (2021: nil). Current prepaid expenses mainly relate to manufacturing costs prepaid €16,241 thousand (2021: €9,924 thousand).  Miscellaneous other current non-financial assets relate mainly to receivables from suppliers amounting to €374 thousand (2021: €372 thousand).

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

20.Cash and Cash Equivalents

Cash and cash equivalents are as follows:

In € thousand	12/31/2022	12/31/2021
Petty cash	—	2
Short-term fixed deposits	49,385	—
Cash at banks	130,196	129,854
Total cash and cash equivalents	179,581	129,856

21.Shareholders’ Equity

On September 14, 2021, upon the Reorganization, all outstanding Lilium GmbH shares (Common shares, Seed shares, Series A, Series B1 and Series B2) have been transferred to Class A shares in the relationship 1 : 2,857, except for 8,545 shares which have been transferred into 24,413,065 Class B shares.

Class A shares have a nominal value of €0.12 per share and are freely transferrable (subject to any lock-up as may be contractually agreed from time to time) and each Class A share confers the right to cast twelve (12) votes in Lilium’s shareholders meeting, subject to a so-called voting cap as defined in Article 1 of Lilium’s articles of association and as may be elected by a certain shareholder to apply it.

Class B shares have a nominal value of €0.36 and may only be transferred to (i) permitted transferees or (ii) Lilium. One Class B share will be converted into one Class A share and one Class C ordinary share, nominal value €0.24 per share (a “Class C share”) upon the occurrence of certain conversion events. A conversion event is triggered in respect of Class B shares (i) at the discretion of the Class B holder or (ii) in case the holder of Class B shares is not qualified to hold such Class B shares anymore as defined in Lilium’s articles of association.

Each Class B share confers the right to cast thirty-six (36) votes and each Class C share confers the right to cast twenty-four (24) votes in Lilium’s shareholders meeting. As of year-end 525,000 (2021: nil) Class C shares were issued and held in treasury.

If a Class C share is held by anyone else other than Lilium (regardless of the consequence of conversion), such holder of Class C shares (a transferor) must notify Lilium of this fact by written notice within three days after the occurrence of such event, following the failure of which Lilium is irrevocably empowered and authorized to offer and transfer the relevant Class C shares. The transferor, other than Lilium itself, must transfer such Class C shares to Lilium for no consideration. The result of the conversion of Class B shares is that a Lilium shareholder acquires one Class A share for each converted Class B share. During the year the conversion of 525,000 Class B shares (2021: nil) and the transfer of 525,000 Class C shares (2021: nil) to the Group were conducted.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

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

		Supervoting	Ordinary
	Common shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2020, as adjusted	130,596,327	24,413,065	—	155,009,392
Issued shares – convertible loans	19,156,185	—	—	19,156,185
Issued shares – capital increase	23,261,694	—	—	23,261,694
Issued as of December 31, 2020, as adjusted	173,014,206	24,413,065	—	197,427,271
Treasury shares – share buy-back	(205,704)	—	—	(205,704)
Outstanding as of December 31, 2020, as adjusted	172,808,502	24,413,065	—	197,221,567

	Common shares	Supervoting shares	Ordinary shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2021	173,014,206	24,413,065	—	197,427,271
Issued shares – convertible loans	20,533,259	—	—	20,533,259
Reorganization as of September 14, 2021	22,697,450	—	—	22,697,450
Treasury shares Lilium GmbH not exchanged into Lilium N.V. shares	—	—	—	—
Capital increase 2021 PIPE	45,000,000	—	—	45,000,000
Issued as of December 31, 2021	261,244,915	24,413,065	—	285,657,980
Treasury shares	(375,000)	—	—	(375,000)
Treasury shares (due to consolidation)	(879,691)	—	—	(879,691)
Outstanding as of December 31, 2021	259,990,224	24,413,065	—	284,403,289

	Common shares	Supervoting shares	Ordinary shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2022	261,244,915	24,413,065	—	285,657,980
Issued shares for share-based payment awards exercised	10,857,264	—	—	10,857,264
Warrants exercised	10	—	—	10
Issued shares – ELOC	5,618,697	—	—	5,618,697
Capital increase RDO & 2022 PIPE	91,524,935	—	—	91,524,935
Conversion of Class B Shares	525,000	(525,000)	525,000	525,000
Repurchase of Class B Shares	50,000	—	—	50,000
Issued as of December 31, 2022	369,820,821	23,888,065	525,000	394,233,886
Treasury shares	—	(425,000)	(525,000)	(950,000)
Outstanding as of December 31, 2022	369,820,821	23,463,065	—	393,283,886

As of December 31, 2022, there were 196,385,439 (2021: 152,054,830) shares with a par value each of €0.12 authorized for issue by the management.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

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

On March 26, 2021 the convertible loan of €85,900 thousand and the accrued interest were converted into shares. In order to facilitate the transaction, the Group issued 20,533,259 shares, subscribed capital increased by €2,464 thousand, share premium by €127,813 thousand (retrospectively adjusted) and other capital reserves decreased by €34,084 thousand due to the conversion as described above.

On March 30, 2021, Lilium entered into the Business Combination Agreement leading to the Reorganization, as described in note 1. Concurrently, Lilium entered into Subscription Agreements with certain investors for PIPE Financing (“2021 PIPE”).  As a result of the Reorganization and the 2021 PIPE, the Group has increased shareholders’ equity by €164,868 thousand and €381,208 thousand, respectively. Subscribed capital increased by €2,724 thousand, share premium by €51,116 thousand (net of €2,227 thousand transaction costs) and other capital reserves by the IFRS 2 share listing expense of €111,109 thousand. The amounts related to the Reorganization also reflect the impact of (i) the conversion of the convertible loan (CLA4) into 274,272 Lilium N.V. shares, which increased subscribed capital by €33 thousand and share premium by €2,023 thousand, and (ii) the additional 293,230 Lilium N.V. shares related to the success fee, which increased subscribed capital by €35 thousand and share premium by €1 thousand. Additionally, the reserve for treasury shares decreased by €81 thousand. From the 2021 PIPE capital increase, subscribed capital increased by €5,400 thousand and share premium by €375,808 thousand. For the Reorganization, Lilium’s total transaction costs amount to €29,029 thousand.

During the year ended December 31, 2022, a total of 10,857,264 (2021: Nil) shares have been issued due to the exercise of vested share-based payment awards; €1,303 thousand (2021: nil) have been added to subscribed capital, thereof €1,227 thousand (2021: nil) is transferred from other capital reserves, and €207 thousand (2021: nil) to share premium. A further €845 thousand (2021: nil) is deducted from other capital reserves in relation to net settlement of employee income taxation obligations.

During the year ended December 31, 2022, €27,380 thousand (2021: €53,350 thousand) was recognized in other capital reserves in relation to equity-settled share-based payment arrangements, as described in note 22.

Share Purchase Agreement (“ELOC”)

On June 3, 2022, the Group had entered into a Share Purchase Agreement and a Registration Rights Agreement with Tumim Stone Capital LLC (“Tumim Stone”), pursuant to which (a) the Group agreed to issue 262,697 (the “Commitment Shares”) of the Group’s Class A shares to Tumim Stone and (b) Tumim Stone had committed to purchase, subject to certain limitations, up to $75 million of Class A shares. While the Group had the right, but not the obligation, to sell the Class A shares to Tumim Stone, the latter was obligated to purchase the Class A shares up to the total committed amount as and when the Group required funding via a purchase notice to Tumin Stone. Under this Agreement, the Group issues Class A shares at a discount to the volume-weighted average price on the date of the purchase notice.

The Group determined that the right to issue Class A shares represents a freestanding purchased put option, and the purchased put option was classified as a derivative asset with a fair value at the inception of €696 thousand equal to the market value of the Commitment Shares paid as consideration. The issuance of the Commitment Shares resulted in a €31 thousand increase in subscribed capital and a €665 thousand increase in share premium.

As all shares were issued at a discount to the market value, the put option was immediately considered to have a fair value of nil and a €696 thousand fair value loss was recognized in financial expenses.

Between July 5, 2022 and October 31, 2022, Lilium N.V. issued 5,356,000 Class A shares under this Share Purchase Agreement for cash proceeds of €12,498 thousand. Lilium N.V. recorded the issued Class A shares at fair value net of equity issuance cost (represented by the discount) by increasing subscribed capital by €643 thousand and share premium by €11,855 thousand.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The agreement was terminated on November 17, 2022.

Registered Direct Offering (“RDO”)

On November 18, 2022, the Group entered into securities purchase agreements (“RDO Securities Purchase Agreement”) with certain investors in a registered direct offering for the purchase and sale of 22,499,997 Class A shares and warrants to purchase up to 11,249,997 Class A shares for aggregate gross cash proceeds of €28,217 thousand (the “Registered Direct Offering”).

€8,541 thousand are recognized as a liability to issue the warrants. Details of the warrants (“RDO Warrants”) are disclosed in note 23.

The closing of the RDO occurred on November 22, 2022.

2022 Private Placement (“2022 PIPE”)

In November 2022, the Group entered into securities purchase agreements (“2022 PIPE Securities Purchase Agreement”) with certain investors for the purchase and sale of 69,024,938 Class A shares and warrants to purchase up to 34,512,464 Class A shares at $1.30 per share for aggregate cash proceeds of €85,754 thousand and a non-cash contribution of €975 thousand. Each Class A Share sold in the 2022 PIPE will also be accompanied by a 2022 PIPE Warrant to purchase 0.5 Class A Share. Under the 2022 PIPE agreement, the 2022 PIPE transaction will conclude concurrently with the RDO transaction and the purchase price of the 2022 PIPE transaction was determined in connection with the pricing of the RDO transaction. The terms and pricing of the 2022 PIPE transaction is similar with the RDO transaction.

The contribution from two investors, who are also suppliers of the Group, was accounted for as an IFRS 2 share-based payment in exchange for non-recurring cost (“NRC”) supplies. The share-based payments resulted in €11,916 thousand recognized in other capital reserves.

The closing of the 2022 PIPE occurred on November 22, 2022 and a portion of the Class A shares and warrants closed on November 29, 2022. €26,009 thousand are recognized as a liability to issue the warrants. Details of the 2022 PIPE Warrants are disclosed in note 23.

Class B share transactions

In July 2022, the Company agreed that up to 375,000 Class B shares could be returned by a member of Key Management Personnel of the Group for no consideration against the transfer of 375,000 Class A shares held in Lilium’s treasury. In August 2022, 375,000 Class B shares were returned, and accordingly, 375,000 Class A shares were transferred from Lilium’s treasury to the shareholder who is a member of Key Management Personnel of the Group.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Treasury Shares

The reserve for treasury shares represents the nominal amount of own shares held in treasury. Payments for treasury shares above or below nominal value are deducted from or added to share premium, respectively. The movement of treasury shares during years are as follows:

	Common shares	Supervoting shares	Ordinary shares
(in units)	(Class A)	(Class B)	(Class C)	Total
At January 1, 2021	205,704	—	—	205,704
Treasury shares of Lilium GmbH not exchanged into Lilium N.V. shares	(205,704)	—	—	(205,704)
Treasury shares acquired upon Reorganization	375,000	—	—	375,000
Treasury shares from consolidation of Stichting JSOP	879,691	—	—	879,691
At December 31, 2021	1,254,691	—	—	1,254,691
Repurchase of Class B shares for Class A shares held in treasury	(375,000)	375,000	—	—
Repurchase of Class B shares for newly issued Class A shares	—	50,000	—	50,000
Conversion of Class B shares	—	—	525,000	525,000
Treasury shares sold by Stichting JSOP	(879,691)	—	—	(879,691)
At December 31, 2022	—	425,000	525,000	950,000

During 2022, the Group repurchased 375,000 class B shares for no consideration against the transfer of 375,000 class A shares held in treasury, increasing the treasury share reserve by €90 thousand due to the difference in nominal capital between class B and class A shares. Additionally, the Group repurchased 50,000 Class B shares for no consideration and issued and transferred 50,000 Class A shares, increasing treasury reserve by € 18 thousand. As there was no consideration paid by the Group the share premium increased by €108 thousand and the subscribed capital increased by €6 thousand.

During 2022, a shareholder converted 525,000 class B shares into 525,000 class A shares and 525,000 class C shares and transferred the class C shares back to the Group for no consideration in line with the articles of association, increasing treasury share reserve by €126 thousand. As no consideration was paid for these class C shares by the Group, the nominal amount of €126 thousand has been recorded in share premium.

In December 2022, the Group sold 879,691 shares held in treasury resulting in total consideration of €983 thousand of which €877 thousand was recognized in share premium. The sale was triggered due to the settlement of JSOP with a related party. Further details are in note 30.

22.Share-based Payments

Overview

Lilium offers several share-based plans as summarized in the table below. All plans are equity-settled, except for new success fees and JSOP (including bonus) which are treated as cash-settled. Refer to note 3 for the general accounting principles of share-based payment awards.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The ESOP plan started in 2017, initial success fees started in 2020, while all other plans such as RSU, performance-based stock option, time-based stock option, new success fees, presence bonus and JSOP came into place in 2021. During 2022, each of the previously mentioned plans were still in place, with the exception of the JSOP and presence bonus, which were closed during 2022 with no plans to replace these specific programs. The remaining liability for the JSOP is due to be paid out in early 2023, the presence bonus was settled during 2022.

In € thousand	2022	2021
General population and executives – standard ESOP	7,942	29,286
General population - RSU	4,977	77
Executives – ESOP special vesting	1,101	2,135
Executives – RSU	3,259	1,178
Executives – Performance-based stock options	(375)	2,296
Executives – Time-based stock options	2,200	3,505
Executives – Success fees (cash-settled)	(134)	2,590
Executives – Success fee (equity-settled)	—	1,844
Joint stock ownership Plan (JSOP) incl. bonus	(4,435)	5,438
Share-based payment – Vendors	9,726	—
Total expense	24,261	48,349

General population and Executives – standard Employee Stock Option Program (“ESOP”)

The expense recognized for participant services received during the year is shown in the following table:

In € thousand	2022	2021
Expense arising from equity-settled share-based payment awards	7,942	29,286

The total fair value of options granted during the year was €17,483 (2021: €23,061).

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

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, Lilium N.V. share options during the years:

Equity-settled options:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	19,573,307	€0.00	13,962,159	€0.00
Granted during the year	5,714	€0.00	4,019,799	€0.00
Forfeited during the year	(1,188,512)	€0.00	(757,105)	€0.00
Exercised during the year	(10,318,085)	€0.00	—	—
Transferred (to)/ from cash-settled	(22,856)	€0.00	2,348,454	€0.00
Outstanding at December 31	8,049,568	€0.00	19,573,307	€0.00

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Cash-settled options:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	—	—	2,348,454	—
Exercised during the year	(17,142)	€0.00	—	—
Transferred from/ (to) equity-settled	22,856	€0.00	(2,348,454)	€0.00
Outstanding at December 31	5,714	€0.00	—	—

The exact WAEP for all options is €1 divided by 2,857, which is 0.00035 and rounded to nil. The Group waived the employee’s liability for the share capital.

The weighted-average remaining contractual life is 10.37 years for equity-settled options and 10.13 years for cash-settled options.

Total options that vested during the year were 979,661 options (2021: 3,300,960 options). The weighted average share price for options exercised during 2022 was €2.52 (2021: not applicable).

In 2021, none of the options granted under the ESOP were exercisable and/or eligible to be settled because of the waiting period of 180 calendar days after the Reorganization on September 14, 2021. As of December 31, 2022, 7,043,620 options are vested and are exercisable at the request of the employee with a WAEP of €0.00.

Measurement of fair values

For grant dates on and after September 15, 2021, the fair value of the ESOP has been set equal to the actual share price using a simplified approach.

For grant dates prior to September 15, 2021, the inputs to the option pricing model includes the probability of indirect IPO and other scenarios, discount for the lack of marketability and the expected volatility. The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. Other common inputs to option pricing models such as discount rate, dividends expected and expected term are not significant due to the low exercise price.

The fair value of the options was derived from the estimated equity value of Lilium on that date because the beneficiary is entitled to shares of Lilium for a nominal amount in the case of an exit event. The value of the common shares was derived by applying a market approach on the basis of external financing rounds and an expected financing round valuation. With regards to the financing rounds, the liquidation preferences of the Seed shares, Series A, B1 and B2 shares were taken into account. A hybrid model between option pricing method and probability-weighted expected return method was used for the valuation.

Retrospectively adjusted, the fair value has developed as follows:

		Price of one share in
in €	Valuation methodology	Lilium N.V.
December 31, 2020	Hybrid model	6.05
March 31, 2021	Hybrid model	7.13
June 30, 2021	Hybrid model	7.05
July 31, 2021	Hybrid model	7.36
August 31, 2021	Hybrid model	7.71
September 15, 2021	Actual share price	7.89
December 31, 2021	Actual share price	6.12
March 31, 2022	Actual share price	3.59

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

General population – Restricted Stock Units to new hires

The expense recognized for participant services received during the years is shown in the following table:

In € thousand	2022	2021
Expense arising from equity settled RSU	4,977	77

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, RSU during the years ended December 31, 2022 and 2021:

	2022		2021
	Number of	2022	Number of	2021
(in units)	RSU	WAEP	RSU	WAEP
Outstanding at January 1	162,800	€0.12	—	—
Assigned during the year	4,886,077	€0.12	162,800	€0.12
Exercised during the year	(638,470)	€0.12	—	—
Forfeited during the year	(135,309)	€0.12	—	—
Outstanding at December 31	4,275,098	€0.12	162,800	€0.12

4,886 thousand RSU (2021: nil) were granted during the year of which 162 thousand were recognized in 2021 due to explicit intention to grant the RSU to new hires. As RSU are exercised on vesting, none of the RSU were exercisable as of December 31, 2022 and 2021. The weighted average remaining contractual life of RSU outstanding at the end of 2022 is 0.58 years (2021: 1.7 years).

Measurement of fair values

The RSU are equity settled and have an exercise price of nominal €0.12 per share. The exercise price is significantly lower than the share price at grant date. Accordingly, the intrinsic value of the RSU has been used, i.e. the share price at grant date less the exercise price. The weighted average fair value of RSU granted during the year is €1.92 (2021: €5.97).

Executives – Employee Stock Option Program (“ESOP”) special vesting

Some executives have received ESOP comparable with the general ESOP program, but with individual conditions in respect to the vesting scheme and with different exercise prices.

The expense recognized for participant services received during the year is shown in the following table:

In € thousand	2022	2021
Expense arising from equity-settled share-based payment awards	1,101	2,135

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, Lilium N.V. equity-based share options during the years:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	1,888,477	7.90	—	—
Granted during the year	—	—	1,888,477	7.90
Forfeited during the year	(1,160,457)	8.50	—	—
Outstanding at December 31	728,020	6.94	1,888,477	7.90

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Total options in Lilium N.V. shares vested during the year were 430,431 options (2021: 101,018 options). As of December 31, 2022, 531,449 (2021: none) of the options granted under the ESOP plan have vested and are available to be exercised, with a WAEP of €0.00. The weighted average remaining contractual life of the ESOP option outstanding at the end of 2022 is 11.4 years (2021: 12.4 years).

Measurement of fair values

For grant dates on and after September 15, 2021, the fair value of the ESOP has been derived from the actual share price, using an option price model (Black-Scholes). There were no Executive ESOPs granted during the year (2021: €11,229 thousand).

Executives – Restricted Stock Units (“RSU”)

The expense recognized for participant services received during the year is shown in the following table:

In € thousand	2022	2021
Expense arising from equity–settled RSU	3,259	1,178

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, RSU during the years ended December 31, 2022 and 2021:

	2022		2021
	Number of	2022	Number of	2021
(in units)	RSU	WAEP	RSU	WAEP
Outstanding at January 1	1,050,913	€0.12	—	—
Granted during the year	1,699,411	€0.12	1,050,913	€0.12
Forfeited during the year	(134,400)	€0.12	—	—
Exercised during the year	(291,199)	€0.12	—	—
Outstanding at December 31	2,324,725	€0.12	1,050,913	€0.12

In the table above, assigned rights include granted rights as well as rights explicitly expected to be granted in the future. The weighted average remaining contractual life of RSU outstanding at the end of 2022 is 1.5 years (2021: 2.7 years).

Measurement of fair values

Similar to the RSU for the general population, the exercise price is significantly below the share price at grant. While a Black-Scholes model was used to determine the RSU fair market value, the outcome of the valuation basically reflects the intrinsic value of the RSU. Accordingly, the input assumptions other than the share price are not material.

For fair value calculations the share price was taken as the closing price at grant date of Lilium N.V. share. The weighted average fair value of options granted during the period was €1.67 (2021: €7.09).

Executives – Performance-based stock options

The (income) / expense recognized for participant services received during the years is shown in the following table:

In € thousand	2022	2021
(Income) / expense arising from performance-based stock option	(375)	2,296

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the years ended December 31, 2022 and 2021:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	7,036,501	€8.15	—	—
Granted during the year	1,272,059	€9.45	7,036,501	€8.15
Forfeited during the year	(4,711,839)	€8.66	—	—
Outstanding at December 31	3,596,721	€7.94	7,036,501	€8.15

No options (2021: Nil options) are exercisable as of December 31, 2022. The weighted average remaining contractual life of performance-based stock options outstanding at the end of 2022 is 9.5 years (2021: 9.9 years).

For a member of key management, all 4,341 thousand originally granted performance stock options were forfeited as of June 1, 2022, and the expense already recognized from prior years (€1,553 thousand) has been released in general and administrative expense. The forfeiture was the result of a change in responsibilities which result in a different remuneration. In total, 1,006 thousand options were newly granted to a member of key management, and an expense of €121 thousand has been recognized for the period January 1 – December 31, 2022. The reason for the grant of the new options was partially as ex-gratia benefit for his services rendered in his former role as well as an incentive for his new role. The number of options therefore take into account the 681 thousand options under the former arrangement, for which the service condition was already fulfilled. The remaining 325 thousand options must fulfill the service vesting condition until 2025 and all options remain subject to the previously agreed performance vesting condition and the exercise price is unchanged.

Measurement of fair values

The following table lists the inputs to the Black-Scholes model used for the fair market value calculation for performance-based stock options for the year ended December 31, 2022:

	2022	2021
Risk free rate range	(0.69%) – 2.01%	(0.69%) – (0.66%)
Expected dividend yield	—	—
Expected exercise term	3.3 – 3.4 years	4 years
Expected volatility	108.86% - 121.91%	121.8%

The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. For fair value calculation the share price was taken as the closing price at grant date of Lilium N.V. The weighted average fair value of options granted during the year was €1.14 (2021: €5.68). The exercise prices are €9.45 (2021: the exercise prices are €7.11 or €8.80).

The ex-gratia grants are included in the new options above, based on market conditions at June 1, 2022.

Executives – Time-based stock options

The expense recognized for participant services received during the years is shown in the following table:

In € thousand	2022	2021
Expense arising from time-based stock options	2,200	3,505

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the years ended December 31, 2022 and 2021:

	2022		2021
	Number of	2022	Number of	2021
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	2,951,000	€7.25	—	—
Granted during the year	2,199,488	€2.76	2,951,000	€7.25
Forfeited during the year	(2,043,000)	€7.25	—	—
Outstanding at December 31	3,107,488	€4.07	2,951,000	€7.25

908 thousand stock options (2021: Nil options) are exercisable as of December 31, 2022. The weighted average remaining contractual life of time-based stock options outstanding at the end of 2022 is 9.5 years (2021: 9.9 years).

Measurement of fair values

The following table lists the inputs to the Black-Scholes model used for the fair market value calculation for time-based stock options as of the grant date:

	2022	2021
Risk free rate range	(0.69%) – 2.05%	(0.69%)
Expected dividend yield	0	0
Expected exercise term	1.1 – 1.8 years	4 years
Expected volatility	118.97% – 124.10%	121.9%

The expected volatility was based on an evaluation of the historical volatilities of comparable listed peer group companies. It reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. Other common inputs to option pricing models such as discount rate, dividends expected and expected term. For fair value calculation the share price was taken as the closing price at grant date of Lilium N.V. share. The weighted average fair value of options granted during the year was €1.21 (2021: €5.31). The exercise price of the option is €2.76 (2021: €7.25).

Executives – Success fees

The expense recognized for participant services received during the years is shown in the following table:

In € thousand	2022	2021
(Income)/expense for success fees cash-settled	(134)	2,590
Expense for success fee equity-settled	—	1,844
Total (income)/expense	(134)	4,434

These expenses do not include the success fee that was converted to the JSOP and bonus arrangement; those expenses are disclosed in the corresponding section below. As of December 31, 2022, no (2021: €2,590 thousand) provisions were recorded in the consolidated statement of financial position. The 2021 provision was partly reversed and partly consumed in 2022, and the success fees were subsequently settled as cash during the year, resulting in a payment of €2,457 thousand.

In 2021, the equity-settled success fee was determined as a 0.5 % percentage of the proceeds from the Reorganization, which was subsequently converted into 293,230 Lilium N.V. shares at a share price of $10.00 (€8.47) as of September 14, 2021.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Measurement of success fees

The success fees were measured as discounted expected cash flows for the success fee arrangements.

All amounts under the former success fees contract were settled and the contracts were terminated on November 30, 2022.

A new contract was entered with a related party and was accounted for under IAS 37 as contingent liability as disclosed in note 29. No conditions for payment have been met as of December 31, 2022.

Executives - Joint Stock Ownership Plan (JSOP) and bonus

(Income)/ expense related to and the liability from the JSOP and the bonus are shown in the following table, the award is fully vested:

In € thousand	2022	2021
(Income)/ expense for JSOP	(3,762)	3,762
(Income)/ expense for bonus	(673)	1,676
Total (income)/ expense	(4,435)	5,438

Measurement of the JSOP and the bonus

In December 2022, the recipient exercised the option to settle the JSOP. The remaining liability amounting to €1,003 thousand (2021: €3,762 thousand and €1,676 for the JSOP and bonus respectively) at year end for the JSOP relates to the bonus due to be paid in early 2023. As of December 31, 2022, the liability is measured at the value of the cash received from the sale of the shares held by Stitching JSOP (see note 30).

The remaining contractual life is nil years (2021: 4.7 years).

Share-based payment – Vendors

In November 2022, the Group entered into a Share Issuance Agreement with a third-party vendor, with the option at the Group’s discretion to pay for the IT services to be rendered by the vendor either via the issuance of 3,101,523 units of Class A shares of Lilium N.V. or cash of US$4,500 thousand. The Group has opted to settle the invoiced amount via issuance of shares and have recognized an expense amounting to €4,558 thousand.

As of year end, €3,757 thousand (2021: nil) is recognized in the other capital reserves for services rendered by the vendor but yet to be settled by the Group for which the Group has the option to settle via equity or cash.

In November 2022, the Group entered into share-based payment arrangements with two third-party vendors as part of the 2022 PIPE transaction in exchange for prepayment of the goods and services to the vendors amounting to €19,502 thousand (2021: nil). The prepayment value was deemed to be the fair value of the securities issued. As of December 31, 2022, services rendered by one vendor resulted in the release of €1,114 thousand (2021: nil) from the prepayment and recorded as a share-based payment expense.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Advisors – Strategic collaboration agreement (Azul Warrants)

The Azul Warrants (refer to note 30) entitle Azul to purchase 1,800,000 Class A shares at an exercise price of €0.12 per share. The Azul Warrants will expire on October 22, 2026 (“Expiration Date”), five years after their issuance. The warrants and any Class A shares issuable upon exercise of the warrants may not be transferred until the twelve-month anniversary of issuance (the “Lockup”).

Lilium has the option to settle the awards in shares or cash. The Azul Warrants are accounted for as equity-settled awards, as Lilium had no present obligation to settle the awards in cash. They are considered fully vested once both parties signed the term sheet, which occurred on July 31, 2021. After that date, no services were required to be provided by Azul for the warrants to vest thereafter. Due to the unique nature of the services provided by Azul, Lilium considered direct measurement of the services provided unreliable and referred to the fair value of the Azul Warrants to indirectly measure the compensation arrangement. The 1,800,000 warrants have been expensed as of July 31, 2021 based on a hybrid valuations model, using different scenarios and a deduction of 5 % for the lack of marketability at this point of time. For the valuation of the share price, multiple connected Black-Scholes models have been used and for the IPO scenario a simplified valuation based on past financing rounds. The General & Administration expense (professional fees) amount of €13,030 thousand was posted directly into capital reserves (see note 7).

The Azul Warrants have not been exercised by Azul as of December 31, 2022.

23.Warrants and Other Financial Liabilities

Warrants and other financial liabilities are as follows:

in € thousand	12/31/2022	12/31/2021
Other non-current financial liabilities	21	—
Other current financial liabilities	4	—
Reorganization Warrants	1,811	21,405
RDO & 2022 PIPE Warrants	24,456	—
Warrants	26,267	21,405

Warrants

Reorganization Warrants

Upon the Reorganization, 12,649,946 Public Warrants and 7,060,000 Private Warrants (collectively the “Reorganization Warrants”) were assigned from Qell to Lilium. The terms of the Reorganization Warrants remain unchanged following the assignment. During the year 10 (2021: nil) Public Warrants were exercised. As of December 31, 2022, 12,649,936 Public Warrants (2021: 12,649,946) and 7,060,000 Private Warrants (2021: 7,060,000) were outstanding.

The Reorganization Warrants give the holder the right, but not the obligation, to subscribe to Lilium’s shares at a fixed or determinable price for a specified period of time subject to the provision of the warrant agreement. The Reorganization Warrants became exercisable 30 days after the consummation of the Reorganization. The Reorganization Warrants will expire five years after the completion of the Reorganization or earlier upon redemption, liquidation or expiration in accordance with their terms.

Public Warrants are listed and publicly traded on the Nasdaq stock exchange. Private Warrants share the same characteristics as Public Warrants and the same price has been used to calculate the fair value as described in note 28.

RDO Warrants & 2022 PIPE Warrants

As part of the RDO & 2022 PIPE transaction as described in note 21, the Company also entered into a warrant agreement dated November 18, 2022 (the “RDO & 2022 PIPE Warrants”) with each of the RDO & 2022 PIPE investors. The RDO & 2022 PIPE Warrants entitles each whole RDO & 2022 PIPE Warrant holder to purchase 0.5 Class A Share of the Company for $1.30 per share with a minimum of the USD equivalent of the nominal value of €0.12 per share.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The RDO Warrants are identical to the 2022 PIPE Warrants as these share the same terms except that the RDO Warrants and the underlying shares are registered securities and the 2022 PIPE Warrants and the underlying shares are unregistered and would need an effective registration statement for resale. Subsequent to the issuance of the 2022 PIPE Warrants, the Group registered the securities underlying the 2022 PIPE Warrants on December 13, 2022. The RDO & 2022 PIPE Warrants are unlisted warrants.

The RDO & 2022 PIPE Warrants are exercisable for a four-year period at an exercise price of $1.30 per share and contain customary anti-dilution adjustments, including adjustments in connection with the issuance of Class A shares at a price below $1.30, subject to exceptions. Beginning on November 22, 2024, the Group can redeem the warrants for $0.01 per share if the market price of the Class A shares is equal or exceeds $2.60 per share as reported by Nasdaq, for at least twenty (20) trading days (whether or not consecutive) during a thirty (30) consecutive trading day period by giving at least twenty (20) trading days’ prior written notice to the registered holders of the warrants.

As of December 31, 2022, 11,249,997 (2021: nil) RDO Warrants and 34,512,464 (2021: nil) 2022 PIPE Warrants were outstanding.

24.Provisions

The movement in provisions during the year is as follows:

			Unwinding of
			discount and
		Additions/	changes in
In € thousand	01/01/2022	Reversals	discount rate	12/31/2022
Asset retirement obligations	233	66	3	302
Post-employment benefits (note 25)	84	(9)	—	75
Record retention obligations	56	22	(10)	68
Total non-current provisions	373	79	(7)	445
Year-end audit	1,067	(1,067)	—	—
Legal Claims	—	420	—	420
Severance payments	619	(505)	—	114
Other	736	(540)	—	196
Total current provisions	2,422	(1,692)	—	730

			Unwinding
			of discount
			and changes
		Additions/	in discount
In € thousand	01/01/2021	Reversals	rate	12/31/2021
Asset retirement obligations	175	54	4	233
Post-employment benefits (note 25)	193	(109)	—	84
Record retention obligations	43	13	—	56
Total non-current provisions	411	(42)	4	373
Year-end audit	—	1,067	—	1,067
Severance payments	80	539	—	619
Other	—	736	—	736
Total current provisions	80	2,342	—	2,422

Asset retirement obligations originate from the Group’s lease rental contracts (removal of tenant fixtures – refer to note 16) and they are expected to be settled in May 2027 at the lease contract end. Accrued severance payments from prior year have been paid. Other provisions closing balance relates to social security provisions with reversals during the year primarily relating to board remuneration, payroll, social security, and HR provisions.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Legal claims relate to the expected legal fees in relation to US litigation proceedings. On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson, and Barry Engle for purported violations of United States securities laws. This lawsuit was filed in the U.S. District Court for the Central District of California. On February 10, 2023, the U.S. District Court for the Central District of California transferred the action to the U.S. District Court for the Southern District of Florida. The lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 2:22-CV-80232-Rosenberg/Reinhart. On February 15, 2023, the court entered an order appointing Jonathan Coon as Lead Plaintiff. On March 10, 2023, Lead Plaintiff filed an amended complaint that adds additional defendants and asserts additional claims for purported violations of the United States securities laws. The Group’s management believes the claims are without merit and intend to vigorously defend this litigation. The lawsuit is currently at a preliminary stage and the Group cannot predict its outcome, so the Group therefore cannot determine the likelihood of loss or estimate a range of possible loss.

25.Post-Employment Benefits

Defined contribution plans

The Group participates in defined contribution plans in the UK and Germany that are funded through payments by employees and by the Group to funds administered by third parties.

The Group’s expenses for these plans were €635 thousand (2021: €465 thousand). No assets or liabilities are recognized in the Group’s balance sheet in respect of such plans, apart from regular prepayments and accruals of the contributions withheld from employees’ wages and salaries and of the Group’s contributions. Contributions totaling €1 thousand (2021: €28 thousand) were payable to the fund at the reporting date and are included in creditors.

Defined benefit plans

Corporate post-retirement benefits are provided by the Group to employees in Switzerland in accordance with local law through defined benefit plans. Current pension arrangements for employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (‘BVG’). The Group’s pension plans are administered by separate legal foundations, which are funded by regular employee and company contributions. The final benefit is contribution based with certain guarantees regarding the benefits provided. Due to these guarantees, such Swiss pension plans are treated as defined benefit plans. In case the pension foundation becomes underfunded, the employer together with the employees can be obliged to refinance a plan until the funding level has reached 100% again. Such measures might include increasing employee and company contributions, lowering the interest rate on retirement account balances, reducing prospective benefits and a suspension of the early withdrawal facility. The Group in Switzerland is currently affiliated to a fully reinsured collective pension foundation which cannot become underfunded as all risks are reinsured with a life insurance company. However, the Group is exposed to certain refinancing risk in the future as the current affiliation contract can be cancelled or amended by both contractual parties.

The present value of the defined benefit obligations and the fair value of the plan assets is as follows:

In € thousand	12/31/2022	12/31/2021
Present value of funded obligations	487	155
Fair value of plan assets	(411)	(71)
Net defined benefit liability	76	84

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the net defined benefit liability:

In € thousand	2022	2021
Net defined liability at January 1	84	193
Defined benefit cost recognized in consolidated statement of operations	101	117
Defined benefit cost recognized in other comprehensive income	(28)	(162)
Employer contributions	(85)	(74)
Currency effects	4	10
Net defined liability at December 31	76	84

Reconciliation of the amount recognized in the consolidated statement of financial position:

In € thousand	2022	2021
Employee benefit obligations as of January 1	155	433
Actuarial adjustments	(14)	(233)
thereof: experience adjustments	94	(202)
thereof: demographic adjustments	—	(25)
thereof: adjustments for financial assumptions	(108)	(6)
Current service cost	95	112
Past service credit	—	(1)
Interest expense	1	1
Currency effects	14	19
Employee contributions	85	74
Benefits recovered / (paid)	151	(250)
Employee benefit obligations as of December 31	487	155

Reconciliation of the plan assets:

In € thousand	2022	2021
Fair value of plan assets as of January 1	71	240
Employer contributions	85	74
Employee contributions	85	74
Benefits recovered / (paid)	151	(250)
Administration expenses	(6)	(5)
Return on asset excl. interest income	14	(71)
Interest income	1	0
Currency effects	10	9
Fair value of plan assets as of December 31	411	71

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The plan assets are primarily comprised of retirement savings accounts of participants. These retirement savings are 100% funded with qualifying insurance policies as the foundation has reinsured all of its liabilities with a life insurer.

The expense / (income) recognized in the consolidated statements of operations and other comprehensive income is made up as follows:

In € thousand	2022	2021
Actuarial losses (+) / gains (-) deriving from experience adjustments	94	(202)
Actuarial gains (-) / losses (+) deriving from changes in demographical assumptions	—	(25)
Actuarial gains (-) / losses (+) deriving from changes in financial assumptions	(108)	(6)
Return on plan assets etc., interest (expense) / income	(14)	71
Included in other comprehensive income	(28)	(162)
Current service cost	95	112
Past service (credit) / cost	—	(1)
Interest income	(1)	0
Administrative expenses (effective)	6	5
Interest expense	1	1
Included in the consolidated statements of operations	101	117
Total expense / (income) included in the consolidated statements of operations and other comprehensive income	73	(45)

The current service cost is included as part of personnel costs within the respective functional area; interest cost relating to the obligation is a component of the result from financing activities.

For the years ended December 31, 2023 and 2024, the Group expects to make future payment contributions of €84 thousand (2021: €56 thousand for years ended December 31, 2022 and 2023).

The following were the principal actuarial assumptions as of:

	12/31/2022	12/31/2021
Future salary increases	3.00%	1.00%
Inflation rate	1.60%	0.60%
Future pension increases	0.00%	0.00%
Discount rate	2.20%	0.35%

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

	2022	2021	2022	2021
Discount rate	0.25%	0.25%	(0.25)%	(0.25)%
Present value of the post-employment benefit obligations (in € thousand)	472	149	503	163
Salary increase	0.25%	0.25%	(0.25)%	(0.25)%
Present value of the post-employment benefit obligations (in € thousand)	490	156	480	155
Pension increase	0.25%	0.25%	(0.25)%	(0.25)%
Present value of the post-employment benefit obligations (in € thousand)	495	159	n/a	n/a

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Duration

The average duration of the obligations is 15 years (December 31, 2021: 18 years).

Expected Benefit Payments

(in € thousand)	December 31, 2022
Financial years	2023	2024-2027	2028-2032
Expected benefit payments	29	161	280
Total expected benefit payments	29	161	280

(in € thousand)	December 31, 2021
Financial years	2022	2023-2026	2027-2031
Expected benefit payments	18	95	147
Total expected benefit payments	18	95	147

26.Trade and other Payables

Trade and other payables are as follows:

In € thousand	12/31/2022	12/31/2021
Long term accruals	3,483	2,906
Non-current trade and other payables	3,483	2,906
Trade payables	19,195	14,936
Accruals for outstanding invoices	14,463	20,399
Current trade and other payables	33,658	35,335
Total trade and other payables	37,141	38,241

Long term accruals consist of non-recurring cost (NRC’s) arrangements with suppliers. These costs relate to research and development costs that have taken place and which payment will be due upon delivery of future shipments.

27.Other Non-Financial Liabilities

Other non-financial liabilities are as follows:

In € thousand	12/31/2022	12/31/2021
Vacation accruals	2,474	2,488
Value added tax payables	—	242
Payroll tax and social security	3,497	2,992
Miscellaneous other current non-financial liabilities	2,596	338
Total other non-financial liabilities	8,567	6,060

Payroll tax and social security mainly comprise of personnel-related taxes. Miscellaneous other non-financial liabilities mainly result from personnel-related liabilities.

28.Financial Instruments

28.1Carrying Amounts and Fair Value

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value and the aggregated carrying amount per category:

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments, analyzed by classes and categories

	12/31/2022
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	179,581	n/a
Fixed term deposit	AC	19,987	n/a
Non-current security deposits	AC	3,386	3,265
Security deposits	AC	2,594	n/a
Total financial assets		205,548
Financial liabilities, by class
Non-current trade and other payables	AC	3,483	3,239
Current trade and other payables	AC	33,658	n/a
Non-current other liabilities	AC	21	21
Current other financial liabilities	AC	4	n/a
Warrants	FVTPL	26,267	26,267
Total financial liabilities		63,433

Thereof aggregated to categories according to IFRS 9	Carrying
amount
Financial assets measured at AC	205,548
Financial assets measured at FVTPL	—
Financial liabilities measured at FVTPL	26,267
Financial liabilities measured at AC	37,166

Financial instruments, analyzed by classes and categories

	12/31/2021
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	129,856	n/a
Money market fund	FVTPL	99,919	99,919
Fixed term deposit	AC	119,664	n/a
Non-current security deposits	AC	3,779	3,787
Security deposits	AC	42	n/a
Total financial assets		353,260
Financial liabilities, by class
Non-current trade and other payables	AC	2,906	2,868
Current trade and other payables	AC	35,335	n/a
Warrants	FVTPL	21,405	21,405
Total financial liabilities		59,646

Carrying
Thereof aggregated to categories according to IFRS 9	amount
Financial assets measured at AC	253,341
Financial assets measured at FVTPL	99,919
Financial liabilities measured at FVTPL	21,405
Financial liabilities measured at AC	38,241

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The Public Warrants are traded in an active market and are therefore classified as level 1 of the fair value hierarchy. The Private Warrants have been classified as level 2 of the fair value hierarchy, however as the Private Warrants have the same characteristics as the Public Warrants, the same price has been used to calculate their fair value (see note 4 on Warrants). In addition, money market funds are also classified as level 1 as traded in an active market.

The fair values of non-current financial instruments measured at AC are in level 2 and are determined as expected cash flows discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group and specific for the residual term of each financial instrument. The fair values of the non-current security deposits measured at AC are in level 2 and are determined as the principal balance discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group. The Group’s trade and other payables would be classified in level 3 due to the Group’s risk profile. This has no impact on the valuation as trade and other payables were measured at AC.

RDO & 2022 PIPE Warrants were classified as level 3 of the fair value hierarchy, due to the inputs used to determine the fair value of the Warrants. Fair value has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing Lilium N.V. stock price as of the December 31, 2022, expected stock price volatility, term, risk-free rate and dividend yield. The expected stock price volatility was based on Lilium N.V. implied volatilities of 70%. The term input is equal to the Warrants’ remaining contractual term of 4 years. The risk-free interest rate is based on interpolated U.S. Constant Maturity Treasury rates for a maturity equal to the remaining life of the Warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The below tables show the effect that an increase or decrease of the Lilium N.V. share price, $1.14 as of the December 31, 2022, or the volatility would have on the fair value of the RDO & 2022 PIPE Warrants.

December 31, 2022			Effect on financial
in € thousand	Shift in share price	Fair Value warrant	result
Base	—	(24,455)	—
Up	10%	(28,316)	(3,861)
Down	(10)%	(21,023)	3,432

			Effect on financial
in € thousand	Shift in volatility	Fair Value warrant	result
Base	—	(24,455)	—
Up	10%	(27,029)	(2,574)
Down	(10)%	(21,881)	2,575

The fair value of the promissory notes are calculated using a trinomial tree approach, set to optional conversion at an expected date. The primary inputs used in the model included the borrower’s share price at valuation date, probability of occurrence of each possible conversion and termination event, borrower-specific credit risk and risk-free interest rate. While the risk-free interest rate was based on currency specific time congruent IBOR and swap rates, the credit risk and stock prices of the borrower were not observable in a market and therefore highly judgmental. As of December 31, 2021, all promissory notes have been converted so that the Group is no longer exposed to equity price risk in relation to the promissory notes as of year-end.

The fair value of the embedded derivative that was bifurcated from the convertible loan issued in 2021 is determined by aggregating the valuations for the various expected conversion and termination events. Since all events would lead to a conversion for a set fixed conversion price (however, for a variable number of shares), the value is derived as a forward contract embedded in the loan contract. The primary inputs used in the model include probability of occurrence of each possible conversion and termination event, borrower-specific credit spread and risk-free interest rate. Credit risk is model-implied and adjusted for movement in credit spreads to consider the investor’s higher risk in connection with this convertible instrument at each valuation date, and the risk-free interest rate is based on currency specific time congruent IBOR and swap rates. As credit spreads and stock prices are not observable in a market, especially these input parameters are highly judgmental. The convertible loan was converted to equity during 2021 and no further gains or losses were recognized in finance income / (expenses) in the Statement of Operations.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The movements in level 3 fair values are as follows:

		Convertible loan –	RDO and 2022
In € thousand	Promissory Notes	embedded derivative	PIPE Warrants
January 1, 2021	676	14,948	—
Purchases / issuances	1,051	312	—
Changes from fair value remeasurement	475	(6,326)	—
Foreign exchange effects	20	—	—
Conversion	(2,222)	(8,934)	—
December 31, 2021	—	—	—
Initial recognition	—	—	34,550
Changes from fair value remeasurement	—	—	(8,979)
Foreign exchange effects	—	—	(1,116)
December 31, 2022	—	—	24,455

The net gains and losses for each of the financial instrument measurement categories were as follows:

2022	Subsequent measurement
		Foreign		Impairment
		exchange		losses net of	Total per
In € thousand	Interest	conversion	Fair value	reversal	category
Financial assets measured at amortized cost	(412)	1,147	—	125	860
Financial liabilities measured at amortized cost	(236)	(560)	—	—	(796)
Financial assets and liabilities measured at fair value through profit or loss	—	(508)	29,667	—	29,159
Total	(648)	79	29,667	125	29,223

2021	Subsequent measurement
		Foreign		Impairment
		exchange		losses net of	Total per
In € thousand	Interest	conversion	Fair value	reversal	category
Financial assets measured at amortized cost	(364)	1,061	—	(260)	437
Financial liabilities measured at amortized cost	(3,483)	(446)	—	—	(3,929)
Financial assets and liabilities measured at fair value through profit or loss	—	(1,018)	(3,327)	—	(4,345)
Total	(3,847)	(403)	(3,327)	(260)	(7,837)

The total interest income for financial assets that are not measured at FVTPL is €145 thousand (2021: €5 thousand), while the total interest expense for these financial assets is €557 thousand (2021: €369 thousand). The total interest expense for financial liabilities that are not measured at FVTPL is €236 thousand (2021: €3,483 thousand).

28.2Financial Instrument Risk Management Objectives and Policies

The Group is exposed to market risk (especially foreign exchange risk) and liquidity risk. The Group’s senior management oversees the management of these risks.

The CFO in combination with Treasury provides assurance to the Group’s senior management that the Group’s financial risk activities are governed by appropriate procedures and that financial risks are identified, measured and managed in accordance with the Group’s risk objectives. The Executive Board reviews and agrees on procedures for managing each of these risks, which are summarized below.

Management regularly reviews the Group’s risk management objectives to ensure that risks are identified and managed appropriately. The Executive Board is made aware of and reviews management’s risk assessments prior to entering into significant transactions.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk

The following tables provide information about the exposures to credit risk for all financial assets that are not measured at fair value through profit or loss and therefore are generally subject to the impairment regulations of IFRS 9. The most significant part of the impairment loss allowance relates to the fixed-term deposits and cash balances.

				12/31/2022
	Equivalent to
	external	Gross	Impairment
	credit rating	carrying	loss	Credit-
in € thousand	[S&P]	amount	allowance	impaired
Grades 1–6: Low risk	BBB- to AAA	205,683	(135)	No
Of which:
Cash and cash equivalents		179,640	(59)	No
Fixed-term deposits		20,017	(30)	No
Security deposits		6,026	(46)	No

				12/31/2021
	Equivalent to
	external	Gross	Impairment
	credit rating	carrying	loss	Credit-
in € thousand	[S&P]	amount	allowance	impaired
Grades 1–6: Low risk	BBB- to AAA	253,601	(260)	No
Of which:
Cash and cash equivalents		129,859	(3)	No
Fixed-term deposit		119,920	(256)	No
Security deposits		3,822	(1)	No

The above financial assets are primarily held with reputable financial institutions with high credit ratings. As of December 31, 2022, 52% (2021: 83%) of the Group’s cash and cash equivalents and fixed term deposits are held with a single financial institution. The Group regularly monitors its cash and cash equivalents and takes corrective actions should it identify any possible changes in creditworthiness of these financial institutions.

As of December 31, 2021, the total impairment loss allowance was €260 thousand. During the year, certain fixed-term deposits matured, resulting in a reversal of impairment loss allowance of €256 thousand (2021: nil), and impairment loss of €131 thousand was recognized (2021: €260 thousand). As of December 31, 2022, the impairment loss allowance was €135 thousand (2021: €260 thousand).

Foreign Currency Risk

The Group operates globally and is exposed to foreign currency risk arising from exposure to various currencies in the ordinary course of business. The Group’s foreign currency exposures primarily consist of the British pound (“GBP”), Japanese Yen (“JPY”) and US Dollar (“USD”). Foreign currency exchange risk mainly arises from commercial and financing transactions that resulted in recognized financial assets and liabilities denominated in a currency other than the local functional currency.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The following table demonstrates the Group’s exposure to possible appreciation and depreciation in foreign currency.

	USD	JPY	GBP	Total exposure
At December 31, 2022	(in € thousand)	(in € thousand)	(in € thousand)	(in € thousand)
Cash and cash equivalents	17,927	—	—	17,927
Current financial assets	2,158	—	3,793	5,951
Non-current financial assets	5,424	—	6,369	11,793
Non-current trade and other payables	(2,885)	(901)	—	(3,786)
Current trade and other payables	(7,097)	—	(138)	(7,235)
Current financial liabilities	(8,358)	—	(10,107)	(18,465)
Warrants	(26,267)	—	—	(26,267)
	(19,098)	(901)	(83)	(20,082)

	USD	GBP	Total exposure
At December 31, 2021	(in € thousand)	(in € thousand)	(in € thousand)
Cash and cash equivalents	18,174	8	18,182
Current trade and other payables	(4,916)	(402)	(5,318)
Warrants	(21,405)	—	(21,405)
	(8,147)	(394)	(8,541)

The following table demonstrates the sensitivity of the Group to a reasonably possible appreciation and depreciation of the foreign exchange rates consisting of USD, GBP, and JPY towards the EUR by 10%, with all other variables held constant. The impact on the Group’s profit or loss before tax is due to changes in the carrying amount of monetary assets and liabilities as of December 31, 2022:

	Effect of EUR appreciation on	Effect of EUR depreciation on
	profit before tax	profit before tax
Currency	(in € thousand)	(in € thousand)
USD	1,736	(2,122)
GBP	8	(9)
JPY	82	(100)

The impact on the Group’s profit or loss before tax is due to changes in the carrying amount of monetary assets and liabilities as of December 31, 2021:

	Effect of EUR appreciation on	Effect of EUR depreciation on profit
	profit before tax	before tax
Currency	(in € thousand)	(in € thousand)
USD	735	(898)
GBP	15	(19)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risks from financial instruments can in general arise in connection with financial liabilities. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. Our cash equivalents and investment portfolio can also be subject to market risk due to changes in interest rates. Banks are adjusting the interest rate depending on changes of the respective reference rates set by central banks. The carrying value of variable interest bearing cash at banks is €82,128 thousand (2021: €130,000 thousand). Considering existing thresholds, a hypothetical reasonable increase / decrease of 50 basis points (2021: 10 basis points) in interest rates would have an effect on the Group’s consolidated financial statements of €411 / (€411) thousand (2021: €130 / (€130) thousand) arising from cash at banks.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Other Price Risk

In 2021 during the Reorganization, the Group entered into obligations to settle Reorganization Warrants for a total number of 19,710 thousand (please refer to note 23). In 2022, the Group entered into further obligations to settle RDO & 2022 PIPE Warrants bringing the total number of outstanding warrants to 65,472 thousand. The value of the Reorganization Warrants is based on a publicly traded price. A reasonably possible increase or decrease in the warrant price by 10%, with all other variables held constant, would have led to a loss or gain before tax of €181 thousand (2021: €2,140 thousand) with a corresponding effect in the financial result. The value of the RDO & 2022 PIPE Warrants is estimated using implied volatility based on the closing price of the Reorganization Warrants calculated using Monte-Carlo simulation in a risk-neutral framework with its key parameters including the risk-free rate and the closing stock price of Lilium N.V.’s publicly traded Class A shares (refer to note 28.1 for share price sensitivity analysis).

In 2021, the Group invested into a money market fund with a total market value as of December 31, 2021 of €99,919 thousand. The value of the money market fund is based on a publicly traded price. A reasonable possible increase or decrease in the market price by 10 % would lead to a gain / (loss) before tax of €9,992 thousand. In 2022, the group sold all holdings in the money market fund so the Group is no longer exposed to equity price risk in relation to the money market fund.

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

The following table provides details of the (undiscounted) cash outflows of financial liabilities (including interest payments). Note that the Group expects to settle the Warrants in own equity instruments.

				12/31/2022
				2028 and
in € thousand	2023	2024	2025 to 2027	thereafter
Lease liabilities	2,970	2,457	6,463	—
Trade and other payables	33,658	1,974	2,770	—

				12/31/2021
				2027 and
in € thousand	2022	2023	2024 to 2026	thereafter
Lease liabilities	2,356	2,705	8,001	2,187
Trade and other payables	35,335	29	3,498	—

Capital Management

For the purpose of the Group’s capital management, capital includes all share capital and other equity reserves attributable to the equity holders. The primary objectives of capital management are to support operating activities and maximize the shareholder value through investment in the development activities of the Group.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Based on the ongoing development of the Lilium Jet, the Group has to rely almost exclusively on equity funding by its shareholders and debt financing until the Group can refinance itself in the future from marketable products as a result of successful development projects. The Group’s finance department reviews the total amount of cash of the Group on a monthly basis. As part of this review, management considers the total cash and cash equivalents, the cash outflow, currency translation differences and funding activities. The Group monitors cash using a burn rate. The cash burn rate is defined as the average monthly operational net cash flow.

The Group is not subject to externally imposed capital requirements. The objectives of the Group’s capital management were achieved in the reporting year. No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2022 and 2021.

28.3Reconciliation of Changes in Liabilities arising from Financing Activities

In € thousand	Lease liabilities	Warrants	Total
Statement of Financial Position as of December 31, 2021	11,823	21,405	33,228
Principal elements of lease payments	(2,720)	—	(2,720)
Interest paid	(443)	—	(443)
Change in the cash flow from financing activities	(3,163)	—	(3,163)
Additions to lease liabilities due to new lease contracts	1,873	—	1,873
Additions to warrants	—	34,550	34,550
Fair value changes	—	(30,196)	(30,196)
Effects of foreign exchange conversion	—	508	508
Interest expenses	436	—	436
Capital contributions	—	—	—
Statement of Financial Position as of December 31, 2022	10,969	26,267	37,236

	Convertible	Lease
In € thousand	loans	liabilities	Warrants	Total
Statement of Financial Position as of December 31, 2020	99,235	11,118	—	110,353
Proceeds from convertible loans	1,850	—	—	1,850
Principal elements of lease payments	—	(1,781)	—	(1,781)
Interest paid	—	(437)	—	(437)
Change in the cash flow from financing activities	1,850	(2,218)	—	(368)
Additions to lease liabilities due to new lease contracts	—	2,486		2,486
Additions to warrants	—		25,859	25,859
Fair value changes	(6,326)	—	(5,492)	(11,818)
Effects of foreign exchange conversion			1,038	1,038
Interest expenses	3,483	437		3,920
Capital contributions	(98,242)	—		(98,242)
Statement of Financial Position as of December 31, 2021	—	11,823	21,405	33,228

29.Commitments and Contingencies

The Group has various lease contracts as of December 31, 2022. The future lease payments for these lease contracts are €400 thousand (2021: Nil) within one year, €1,601 thousand (2021: €1,601 thousand) between one and five years and nil (2021: €400 thousand) thereafter.

The Group has commitments under operating contracts. The future payments for the operating contracts are €73,779 thousand (2021: €2,175 thousand) within one year, €100,177 thousand (2021: €37,517 thousand) between one and five years and €18,558 thousand (2021: €7,063 thousand) thereafter.

Further, the Group has commitments of €5,016 thousand (2021: €12,003 thousand) to acquire items of property, plant & equipment and commitments of €4,344 thousand (2021: €2,731 thousand) to acquire items of intangible assets.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The Group is required to issue, subject to the execution of definitive agreements, Azul Additional Warrants, which are expected to vest in three tranches upon achieving certain performance and market conditions. Please refer to the Strategic Commercial Collaboration with Azul in note 30.

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson, and Barry Engle for purported violations of United States securities laws. This lawsuit was filed in the U.S. District Court for the Central District of California. On February 10, 2023, the U.S. District Court for the Central District of California transferred the action to the U.S. District Court for the Southern District of Florida. The lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 2:22-CV-80232-Rosenberg/Reinhart. On February 15, 2023, the court entered an order appointing Jonathan Coon as Lead Plaintiff. On March 10, 2023, Lead Plaintiff filed an amended complaint that adds additional defendants and asserts additional claims for purported violations of the United States securities laws. The Group’s management believes the claims are without merit and intend to vigorously defend this litigation. The lawsuit is currently at a preliminary stage and the Group cannot predict its outcome, so the Group therefore cannot determine the likelihood of loss or estimate a range of possible loss.

In November 2022, the Group entered into a new success fee arrangement with an entity controlled by a former member of key management personnel shortly after cessation of employment, in which the Company will pay a percentage of future fundraising up to a cap of €9,300 thousand ($9,900 thousand). As of December 31, 2022, no conditions for payment had been met.

30.Related Party Disclosures

The Group has no parent and no ultimate controlling party. Furthermore, the management holds shares.

	Shares (in thousand units)		Ownership Interest (%)
Function	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Key management	28,302	25,743	7.2%	9.1%
Other related parties	128,679	121,389	32.7%	42.7%
Total	156,981	147,132	39.9%	51.8%

2022 PIPE participation

Members of key management personnel and other related parties participated in the November 2022 2022 PIPE transaction described in note 21. The related parties contributed €15,461 thousand in exchange for 12,192,306 shares and 6,096,151 warrants, acquiring additional beneficial ownership of 3.1% based on outstanding shares after the transaction.

Subsidiaries

Interests in subsidiaries are set out in note 2.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Transactions with Key Management

Key management personnel have been defined as the members of the Board of Directors and Senior Leadership Team of Lilium.

The annual remuneration and related compensation costs recognized as expense during the reporting period is comprised of the following:

In € thousand	2022	2021[1]
Short-term employee benefits	4,657	3,607
Termination remuneration	52	619
Post-employment benefits	45	27
Share-based payment award remuneration	7,364	19,910
Success fees and JSOP	(4,568)	9,872
Total	7,550	34,035

1 Certain amounts have been aggregated from prior years’ financial statements to conform to the current presentation.

During the year €320 thousand (2021: €72 thousand) were recognized as expense for cash remuneration of the board members of Lilium N.V.

Short-term benefits

Short-term benefits include salaries, bonuses and other benefits such as medical, death and disability coverage, company car and other usual facilities as applicable.

Share-based payment award remuneration

The share-based payment award remuneration represents the compensation cost of the equity-settled award schemes operated by Lilium during the period. Refer to note 22.

During the year, 3,557 thousand options (2021: 14,964 thousand options) were granted to key man-agement personnel. 1,872 thousand options (2021: no options) were exercised, 6,553 thousand options (2021: no options) were forfeited and 12,437 thousand options (2021: 19,204 thousand options) were held as of December 31, 2022 by key management personnel.

Success fees and JSOP

JSOP and bonus

Success fee remuneration includes the creation of the Joint Stock Ownership Plan (Stichting JSOP) and the bonus issued to one member of key management personnel, as described in notes 2 and 22.

The Stichting JSOP is a trust entity incorporated solely for the purpose of settling the transaction bonus to the member of key management personnel and is 100 % controlled by the Group. Under the JSOP arrangement, the Stichting JSOP held 879,691 Class A shares in the Group. As of December 31, 2021, these were recognized in treasury shares in the consolidated statement of financial position.

In December 2022, the recipient triggered the option to sell the shares, and Stichting JSOP sold all the Class A shares to third parties.

An income of €3,762 thousand (2021: €3,762 thousand expense) is recognized in General & Administrative expenses in relation to the JSOP and a credit of €673 thousand (2021: €1,676 thousand expense) in General & Administrative expenses in relation to the bonus. As of December 31, 2022 a share-based payment awards liability of nil (2021: €3,762 thousand) is recognized on the JSOP and €1,003 thousand (2021: €1,676 thousand) is recognized on the bonus.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Success fees and related arrangements

In November 2022, the success fee award for one member of key management personnel was replaced with a cash bonus agreement conditional on certain liquidity targets being met during the period which resulted in a payment in December 2022. Subsequently, in December 2022 the member signed a separation agreement with the Group and the liquidity bonus was terminated.

In November 2022, a success fee arrangement was cancelled upon the recipient leaving the employment of Lilium. A new arrangement was signed with an entity controlled by the former member of key management personnel shortly after cessation of employment, in which Lilium will pay a percentage of some future fundraising up to a cap of €9.3m ($9.9m). As of December 31, 2022 no conditions have been met for payment under the arrangement and no liability recorded.

During the year Lilium made cash payments of €2,457 thousand (2021: nil) in relation to success fees and related arrangements.

Other transactions with Key Management Personnel

The following transactions occurred with entities controlled or significantly influenced by members of key management personnel:

(in € thousand)	2022	2021[1]
Research and development expenses	17	14
General and administration expenses	—	96
Selling expenses	289	167
Finance income	7	—
Finance expenses	6	—
Purchase of property, plant and equipment	24	1

1 Certain amounts have been aggregated from prior years’ financial statements to conform to the current presentation.

Lilium have committed to indemnification agreements for several of its directors and executive officers of the Group in relation to any possible claims, suits or proceedings arising from their service to Lilium.

As of December 31, 2022 the Group recognized €20 thousand (2021: €10 thousand) in current trade payables, €149 thousand (2021: €150 thousand) in non-current trade payables, and prepaid expenses of €1 thousand (2021: nil) in non-financial assets in relation to transactions with entities controlled or significantly influenced by members of key management personnel.

A member of key management personnel returned 950,000 Lilium N.V. Class B shares in exchange for 950,000 Class A shares in a series of transactions in 2022, described in note 21. No further consideration was paid under the transactions.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Transactions with other related parties

Excluding key management personnel, related parties include entities over which the Group has significant influence and entities that have significant influence over the Group. The following transactions occurred with other related parties:

(in € thousand)	2022	2021[1]
Convertible loans
Beginning of the year	—	99,235
Proceeds from convertible loans	—	1,007
Fair value changes of convertible loans	—	(6,337)
Interest expenses (not paid)	—	3,400
Subscribed capital	—	(7)
Contribution to capital reserves	—	(97,298)
End of the year	—	—

Azul Warrants	—	13,030
Research and development expenses	1,323	347

1 Certain amounts have been aggregated from prior years’ financial statements to conform to the current presentation.

As of December 31, 2022 the Group recognized €1,226 thousand (2021: €45 thousand) in current trade payables in relation to transactions with other related parties.

As part of the Reorganization in 2021, Qell shares have been repurchased by the Group for no consideration from the Qell shareholders. Please see note 21 for additional information.

Convertible loans

During the year ended December 31, 2021, the convertible loan of €85,900 thousand were converted into 20,533,259 Lilium N.V. shares in March 2021 (retrospectively adjusted). In January 2021, the Group entered into another loan convertible to equity of €1,000 thousand with a significant shareholder which has been converted into 148,564 Lilium N.V. Class A shares in September 2021. No further convertible loan arrangements were entered into in 2022.

Investment in Joint Venture

In June 2021, Lilium closed a licensing agreement for the use of Ionblox’s intellectual property, to be paid as a royalty rate on battery capacity manufactured for the Lilium Jet. The licensing agreement stipulates a minimum fee to be paid from 2026 onward for use of Ionblox’s battery technology. In the same month, Lilium signed an amendment to an existing Development agreement with Ionblox, extending an exclusivity period for the use of Ionblox’s licensed technology.

During the year, Lilium has incurred Research and Development expenditure of €1,323 thousand (2021: €347 thousand) under the Development Agreement. As of December 31, 2022, a balance of €1,226 thousand (2021: €45 thousand) is held in Trade and other payables.

As at December 31, 2022, Lilium has a non-cancelable commitment of €7,702 thousand (2021: €7,946 thousand) on the Development agreement.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Strategic Commercial Collaboration

On July 31, 2021, Lilium executed a term sheet in which Lilium agreed to enter into negotiations with Azul to establish a strategic collaboration whereby Azul and Lilium will negotiate contracts to buy a certain number of Lilium Jets. As of the date these consolidated financial statements were approved, no contracts with respect to the acquisition of Lilium Jets or any other collaboration have been executed. Except for the Azul Warrants, the term sheet is legally non-binding. The term-sheet expired on December 31, 2022. The controlling shareholder of Azul is a member of key management personnel; therefore, Azul is a related party as of the date of the Reorganization. For further information on the warrants to Azul, please refer to notes 22 and 28.

Transactions with shareholders

Cloud subscription

In 2021, the Group entered into a non-cancelable purchase obligation for a cloud subscription with a shareholder (which provides advanced data analytics capability), including support services, updates and related professional services, for €42,433 thousand ($50,000 thousand) payable in increasing annual instalments over five years. This shareholder has no significant influence on Lilium.

In November 2022, the Group entered into a contract to increase the scope of services delivered by €4,558 thousand ($4,500 thousand), with a choice of settlement in either cash or Lilium N.V. Class A shares. In December 2022, the Group agreed to settle the balance by issuance of 3,101,523 Class A shares, to be paid out in January 2023 (see note 22).

In November 2022, the Group signed a further agreement with the provider that allows payment of €9,376 thousand ($10,000 thousand), due in March 2023, to be settled in either cash or Lilium N.V. Class A shares, at the discretion of Lilium. As of December 31, 2022, the Group had not yet committed to either choice.

During the year, €13,527 thousand (2021: €6,590 thousand) expenditure has been incurred under the contract in General and Administration expenses, including €4,558 thousand in relation to the November 2022 scope change to be settled by shares. As of December 31, 2022, the Group has nil prepayment (2021: €2,927 thousand) and recognized €8,315 thousand (2021: nil) in Other Capital Reserves in relation to the share-based payment awards.

As of December 31, 2022, the Group has remaining commitments of €26,894 thousand (2021: €34,015 thousand) on the contract.

31.Events after the Reporting Period

Cancellation of Class B shares

In January 2023 the Group cancelled 375,000 Class B shares held in treasury, decreasing treasury shares reserve and subscribed capital in the amount of €135 thousand.

AZUL MOU Amendment

In January 2023 Lilium and Azul entered into an agreement that extended the term of the term sheet signed on July 31, 2021 that allows for up to 6,200,000 warrants to be issued subject to the execution of definitive agreements (refer to note 22, 29, 30). The new arrangement provides for additional exclusivity rights and a limited Right of First Refusal for Azul over Lilium products and services in Brazil. The remaining terms were legally non-binding. As of the date these consolidated financial statements were approved, no binding contracts with Azul with respect to the acquisition of Lilium Jets or any other collaboration have been executed.

Conversion of Class B shares

During February 2023, a shareholder who is a member of key management personnel, converted 350,000 Class B shares into 350,000 Class A shares and 350,000 Class C shares and transferred the Class C shares back to the Group for no consideration in line with the articles of association, increasing treasury share reserve by €84 thousand.