Form 20-F
period 2023-12-31
Lilium N.V.
filed 2024-03-15
CIK 1855756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Galileostraße 335, 82131 Gauting, Germany

(Address of principal executive offices)

Roger Franks

c/o Lilium Aviation Inc.

2385 N.W. Executive Center Drive, Suite 300

Boca Raton, Florida 33431

561-526-8460

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, nominal value €0.01 per share	LILM	Nasdaq Global Select Market
Warrants to purchase Class A ordinary shares	LILMW	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 503,466,142 Class A ordinary shares and 23,113,065 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☐   No ☑

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

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐	Emerging growth company	☑

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

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report or the context otherwise requires, references to:

“2021 Plan” means the Lilium 2021 Equity Incentive Plan.

“2022 PIPE” means the purchase and sale of Class A Shares and 2022 Warrants pursuant to securities purchase agreements entered into in November 2022 by and between Lilium and certain investors.

“2022 Warrants” means the warrants to purchase Class A Share at a price of $1.00 per share, subject to adjustment, issued in the 2022 PIPE and the Registered Direct Offering.

“2023 PIPE” means the purchase and sale of Class A Shares and 2023 Warrants pursuant to the securities purchase agreement entered into in July 2023 by and between Lilium and certain investors.

“2023 Warrants” means the warrants to purchase Class A Shares at a price of $2.00 per share, subject to adjustment, issued in the 2023 PIPE.

“Aceville Warrants” means the partially pre-funded warrants to purchase Class A Shares issued to Aceville Pte. Limited in May 2023.

“Azul” means Azul S.A. and Azul Linhas Aéreas Brasileiras S.A., collectively.

“Azul Warrants” means the warrants issued to Azul on October 22, 2021, which are exercisable for 1,800,000 Class A Shares at an exercise price of €0.12 per Class A Share.

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

“CDR” means our critical design review.

“Class A Shares” means the ordinary shares A, with a nominal value €0.01 per share, of Lilium.

“Class B Shares” means the ordinary shares B, with a nominal value €0.03 per share, of Lilium.

“Class C Shares“ means the ordinary shares C, with a nominal value of €0.02 per share, of Lilium.

“Closing Date” means September 14, 2021, the date of the closing of the Business Combination.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COVID-19” means the novel coronavirus known as SARS-CoV-2, or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“DCGC” means the Dutch Corporate Governance Code 2022.

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

“Lilium Jet” means the fully electric eVTOL aircraft being developed by Lilium.

“Nasdaq” means the Nasdaq Global Select Market.

“PDR” means our preliminary design review.

“Private Warrants” means, collectively, the 2022 Warrants, the 2023 Warrants, Aceville Warrants, the SPAC Private Warrants and the Azul Warrants.

“Public Warrants” means the publicly listed warrants of Lilium N.V. to purchase Class A Shares at a price of $11.50 per share, subject to adjustment, trading on Nasdaq under the symbol “LILMW.” “Qell” means Qell Acquisition Corp., a Cayman Islands exempted company.

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

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shares” means, collectively, the Class A Shares, the Class B Shares, and the Class C Shares of Lilium.

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

Forward-looking statements are subject to known and unknown risks and uncertainties and may be based on potentially inaccurate assumptions, any of which could cause actual events or results to differ materially from those contained in or implied by our forward-looking statements. Many factors could cause actual future events and operating results to differ materially from the forward-looking statements contained herein, including, but not limited to, the following risks:

●	Lilium’s future funding requirements and any inability to raise necessary capital on favorable terms (if at all);
●	the eVTOL market may not continue to develop, or eVTOL aircraft may not be adopted by the transportation market;
●	the Lilium Jet may not be certified by transportation and aviation authorities, including EASA or the FAA;
●	the Lilium Jet may not deliver the expected reduction in operating costs or time savings that Lilium anticipates;
●	adverse developments regarding the perceived safety and positive perception of the Lilium Jets, the convenience of expected future Vertiports and Lilium’s ability to effectively market and sell regional air mobility services and aircraft;
●	challenges in developing, certifying, manufacturing and launching Lilium’s services in a new industry (urban and regional air transportation services);
●	a delay in or failure to launch commercial services as anticipated;
●	the RAM market for eVTOL passenger and goods transport services does not exist, whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential Lilium’s management expects or may grow more slowly than expected;
●	if Lilium is unable to adequately control the costs associated with pre-launch operations and/or its costs when operations are commenced (if ever);
●	difficulties in managing growth and commercializing operations;

●	failure to commercialize Lilium’s strategic plans;
●	any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet;
●	any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors;
●	any failure of the Lilium Jets to perform as expected or an inability to market and sell the Lilium Jets;
●	any failure of suppliers to achieve serial production of the proprietary and/or novel software, battery technology and other technology systems still in development;
●	reliance on third-party suppliers for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers, and the related risk that any of these prospective suppliers or strategic partners may choose to not do business with us at all, or may insist on terms that are commercially disadvantageous, and as a result we may have significant difficulty procuring and producing our jets;
●	if any of Lilium’s suppliers become financially distressed or go bankrupt, Lilium may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase costs, adversely affect liquidity and/or cause production disruptions;
●	any inability to operate network services after commercial launch at the anticipated flight rate, on the anticipated routes or with the anticipated Vertiports could adversely impact Lilium’s business, financial condition and results of operations;
●	potential customers may not generally accept the RAM industry or Lilium’s passenger or goods transport services;
●	any adverse publicity stemming from any incident involving Lilium or its competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology;
●	if competitors obtain certification and commercialize their eVTOL vehicles before Lilium;
●	business disruptions and other risks arising from the COVID-19 pandemic and geopolitical events, including the war in Ukraine, and including related inflationary pressures, may impact Lilium’s ability to successfully contract with its supply chain and have adverse impacts on its anticipated costs and commercialization timeline; and/or
●	Lilium’s inability to deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memorandums of understanding or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future.

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

●	Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations.

●	We have incurred significant losses and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not achieve or maintain profitability, and there is substantial doubt about our ability to continue as a going concern.
●	The eVTOL market may not continue to develop, eVTOL aircraft may not be adopted by the transportation market, eVTOL aircraft may not be certified by transportation and aviation authorities or eVTOL aircraft may not deliver the expected reduction in operating costs or time savings.
●	The success of our business depends on the safety and positive perception of the Lilium Jets, the establishment of strategic relationships, the convenience of Vertiports and our ability to effectively market and sell RAM services and products.
●	We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our products and services in a new industry, urban and regional air transportation services. Our Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified.
●	The RAM market for eVTOL passenger and goods transport services does not exist; whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential we expect or may grow more slowly than expected.
●	We may be unable to adequately control the costs associated with our pre-launch operations, and our costs will continue to be significant after we commence operations.
●	We may experience difficulties in managing our growth and commercializing our operations.
●	We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating.
●	Our business models have yet to be tested or regulatorily approved, and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.
●	We anticipate commencing commercial operations with our fully developed Lilium Jet, if regulatorily approved and certified, which remains under development and has yet to complete the testing and certification process. Any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet, may adversely impact our business plan and our financial condition.
●	Any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.
●	Lilium has limited experience negotiating commercial agreements with airline and private aircraft customers in our Turnkey Enterprise and Private and Fractional Sales business lines, and failure to effectively contract with prospective customers on acceptable terms may have an adverse impact on our business, financial condition and results of operations.
●	We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding MOUs or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, which may lead to reputational harm, reduced revenues or cash payments or other forms of contractual penalties and, as a result, adversely affect our business, financial condition and results of operations.
●	If we are unable to successfully design and manufacture our jets, our business will be harmed.
●	Our Lilium Jets require complex software, battery technology and other technology systems that remain in development and need to be commercialized in coordination with our vendors and suppliers to achieve serial production. The failure of advances in technology and of manufacturing at the rates and volumes we project may impact our ability to increase the volume of our production or drive down end user pricing.
●	We will rely on third-party suppliers and strategic partners for the provision and development of key emerging technologies, components and materials used in our Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers. If any of these prospective suppliers or strategic partners choose to not do business with us at all, or insist on terms that are commercially disadvantageous, we may have significant difficulty in procuring and producing our jets, and our business prospects would be harmed.
●	If any of our strategic partners or suppliers become financially distressed or go bankrupt, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could cause production disruptions and increase our costs, affect our liquidity or financial performance.
●	We are subject to substantial regulation and laws, and unfavorable changes to, or our failure to comply with, these regulations and/or laws could substantially harm our business and operating results.
●	Any inability of eVTOL network services to develop and operate at anticipated flight rates, on anticipated routes or with anticipated Vertiports could adversely impact our business, financial condition and results of operations.
●	Consumers may not generally accept the RAM industry. If potential consumers of eVTOL RAM services are not convinced of the convenience of RAM services and operators are unable to generally provide the high-quality customer service that will be expected of a premium service, our business and operating results may be materially and adversely affected.
●	Adverse publicity stemming from any incident involving us or our competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology, could have a material adverse effect on our business, financial condition and results of operations.
●	Although we hope to be among the first to bring eVTOL RAM jets and services to market, our competitors have also displayed eVTOL technology demonstrators and may gain certification and commercialize their vehicles to allow them to enter the market before us.
●	Business disruptions and other risks arising from the COVID-19 pandemic and geopolitical events, including related inflationary pressures, may impact our ability to successfully contract with our supply chain and have adverse impacts on our anticipated costs and commercialization timeline.
●	We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding MOUs or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, which may lead to reputational harm, reduced revenues or cash payments, or other forms of contractual penalties and, as a result, adversely affect our business and results of operations.

Risks Related to Our Business and Financial Position

Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the Lilium Jet targeted to occur in late 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. Our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are out of our control.

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

We may also seek to raise additional capital through the issuance of additional shares or debt securities with conversion rights (such as convertible bonds and option rights). An issuance of additional shares or debt securities with conversion rights will cause dilution to your investment and could potentially reduce the market price of our securities, and we currently cannot predict the amounts and terms of such future offerings.

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

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

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

We have incurred significant losses and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not achieve or maintain profitability, and there is substantial doubt about our ability to continue as a going concern.

We have incurred significant operating losses. Our operating losses were €400.6 million, €278.9 million and €270.7 million for the years ended December 31, 2021, 2022 and 2023, respectively. We expect to continue to incur substantial losses during 2024. Our consolidated financial statements for the year ended December 31, 2023 have been prepared on a basis that assumes we will continue as a going concern, as described in the notes to our consolidated financial statements included elsewhere in this Annual Report. Our current forecast indicates that we do not have sufficient funds to fund our operations for the foreseeable future. Additionally, we must reach several milestones, including completion of our research and development program, and regulatory approvals, which will have an increased importance as we progress toward commercialization. Consequently, our ability to continue as a going concern is largely dependent on our ability to successfully progress with our business model and to raise additional funds in the near future through a combination of debt financing, equity offerings, partnerships and grant funding. Our forecasts are based on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect or require more significant amounts of capital than anticipated to achieve Type Certification and commercialization of our Lilium Jets. Additionally, we have not yet started commercial operations, making it difficult for us to predict our future operating results, and we believe that we will continue to incur operating losses until at least the time we begin commercial operations. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, expand our existing facilities for technology prototyping and production and as we engage in the following activities:

●	continue to design, certify and produce our Lilium Jet;
●	continue to engage suppliers in the development of aircraft components and commit capital to serial production of those components;
●	finish building our production capabilities to assemble the major components of our jets (the propulsion systems, energy system assembly and aircraft integration), as well as the cost associated with outsourcing production of subsystems and commodity components;
●	continue to close relationships with infrastructure providers to build and develop Vertiport infrastructure, and with third-party operators and other necessary partners, to launch and operate network operations;
●	hire employees in areas such as production, marketing, sales and administration as we reach different milestones on our path towards Type Certification and commercialization of our business;
●	continue to engage with third party providers for design, testing, certification and commercialization of our business;
●	build up inventories of parts and components for our jets;
●	further enhance our research and development capacities to continue the work on our jet’s technology, components, hardware and software performance;
●	continue to test and certify the performance and operation of our jets;
●	work with third-party providers to train pilots, mechanics and technicians in our proprietary jet operation and maintenance;
●	continue to develop our sales and marketing activities in order to establish relationships and work with, among others, customers, leasing companies and private individuals to fill our sales pipeline; and
●	continue to develop our general and administrative functions to support our growing operations and our responsibilities as a public company.

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

In addition, the economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. If we are unable to raise additional funds through equity, debt or other financings when needed, we may be required to delay, limit, reduce or, in the worst case, terminate our research and development and commercialization efforts and may not be able to fund our continuing operations. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our warrants are accounted for as liabilities and changes in the fair value of our outstanding warrants have adversely impacted, and may continue to adversely impact, our financial results.

In accordance with IFRS, our warrants are recognized as derivative financial instruments. Accordingly, we generally classify warrants as financial liabilities measured at fair value through profit or loss, which are subject to remeasurement at each balance sheet date until exercised or expired, and any change in fair value is recognized as finance income or finance expenses. As a result of recurring fair value measurement, our financial statements and results of operations may fluctuate based on factors outside of our control. Due to recurring fair value measurement, we recognize non-cash gains or losses on our outstanding warrants each reporting period and the amount of such gains or losses has been, and could continue to be, material.

For example, for the year ended December 31, 2023, our finance expenses increased to €131.1 million from €2.0 million in 2022, which mainly resulted from changes in the fair value of our warrants of €129.6 million. Changes in the fair value of our outstanding warrants may continue to materially impact our financial results.

The eVTOL market may not continue to develop, eVTOL aircraft may not be adopted by the transportation market, eVTOL aircraft may not be certified by transportation and aviation authorities or eVTOL aircraft may not deliver the expected reduction in operating costs or time savings.

eVTOL aircraft involve a complex set of technologies and are subject to evolving regulations, many of which were originally not intended to apply to electric and/or VTOL aircraft. Before any eVTOL aircraft can fly passengers, manufacturers and operators must receive requisite regulatory approvals, including—but not limited to—aircraft Type Certification and certification-related to air service operations (e.g., AOC, etc.). No eVTOL aircraft have passed certification by EASA or the FAA for commercial operations in Europe or the U.S., respectively, and there is no assurance that the Lilium Jet will receive government certification in a way that is market-viable or commercially successful, in a timely manner or at all. Gaining government certification requires us to prove the performance, reliability and safety of our Lilium Jet, which cannot be assured. Additionally, the regulatory standards for eVTOL aircraft are under continuing assessment and development by EASA, the FAA and other applicable regulatory agencies and remain subject to change, and we are subject to uncertainty relating to the standards that may ultimately be applicable to the certification and operation of the Lilium Jets, as well as the timeline on which such regulatory standards are developed, implemented and approved by the applicable regulatory agencies. The Lilium Jet’s operations will also be subject to national, federal, state and municipal licensing requirements and other regulatory measures in each jurisdiction it operates in, and changes may be required to proposed Vertiport infrastructure to satisfy licensing or regulatory requirements. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

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

We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our products and services in a new industry—urban and regional air transportation services. Our Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified.

Lilium was incorporated in 2015, and we intend to operate in a newly emerging RAM market, which is continuously evolving. We have no experience as an organization in high volume manufacturing of our planned Lilium Jets or operation of a commercially viable RAM service. We cannot assure you that we or our suppliers and other commercial counterparties will be able to develop efficient, cost-efficient manufacturing capability and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully produce and maintain Lilium Jets. The specifications for the Lilium Jets remain under development, and we currently anticipate developing a lineup of Lilium Jets, including four-passenger and six-passenger models, with differing specifications and design targets.

However, our Lilium Jets are not yet fully operational, and we might not achieve all of our performance targets for one or more of our anticipated configurations of Lilium Jets, which may impact our commercialization timeline and would materially impact our business plan and results of operations. Additionally, the Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified by an applicable regulatory agency. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis. Further, the Lilium Jet cannot be utilized in commercial services until we have received Type Certification for the Lilium Jet. See also “— We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating” below. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into a new industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and high-quality Lilium Jets and scale that production in a cost-effective manner;
●	obtain the necessary certification and regulatory approvals in a timely manner;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully build an order book of aircraft and aftermarket support agreements with, among others, customers, leasing companies and private aircraft customers;
●	collaborate with our anticipated partners for them to build efficient regional network services;
●	collaborate with our anticipated partners to build and maintain a convenient network of Vertiports;

●	collaborate with operators of the Lilium Jet to ensure the Lilium Jet provides passengers with an enjoyable and safe experience;
●	properly price our products and services and successfully anticipate the take-up rate and usage of such products and services by our target customers;
●	successfully maintain and service Lilium Jet fleets, once commercialized, and maintain a good flow of spare parts and qualified technicians;
●	attract, train and maintain pilots, mechanics, engineers and technicians trained in the Lilium Jet and motivate other talented employees to remain with the Company;
●	improve and maintain our operational efficiency;
●	maintain a reliable, secure, high-performance and scalable technology infrastructure;
●	predict our future revenues and appropriately budget for our expenses;
●	anticipate trends that may emerge and affect our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;
●	secure, protect and defend our intellectual property; and
●	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business may be materially and adversely affected.

The RAM market for eVTOL passenger and goods transport services does not exist; whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential we expect or may grow more slowly than expected.

Our estimates for the total addressable market for eVTOL RAM regional passenger and goods transport services are based on a number of internal and third-party estimates, including customers who have expressed interest, assumed prices at which we can offer our jets and services, assumed aircraft development, certification and production figures, our ability to manufacture, obtain regulatory approval and certification, and operate our jets, assumed Vertiport networks available to us in our target markets, assumed safety protocols and redundancies, our internal processes and general market conditions. We have also based our estimates upon, among other factors, industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research performed by the Company. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct, and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our RAM passenger transport and goods transport services, as well as the expected growth rate for the total addressable market, may prove to be incorrect, which could negatively affect our operating revenue, costs, operations and potential profitability.

We may be unable to adequately control the costs associated with our pre-launch operations, and our costs will continue to be significant after we commence operations.

We will require significant capital to develop and grow our business, including designing, developing, testing, certifying and manufacturing our aircraft, building our manufacturing plant, supporting arrangements for Vertiports and other commercial activities, educating customers on the safety, efficiency and cost-effectiveness of our products and services and building our brand. Our research and development expenses were €144.6 million, €175.6 million and €183.8 million in 2021, 2022 and 2023, respectively, and we expect to continue to incur significant expenses, which will impact our profitability, including continuing research and development expenses, manufacturing, maintenance and procurement costs, marketing, customer and payment system expenses, and general and administrative expenses as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our jets and services but also our ability to control our costs. If we are unable to efficiently design, certify, manufacture, market, operate, sell and service our jets and operations, our margins, profitability and prospects would be materially and adversely affected.

We may experience difficulties in managing our growth and commercializing our operations.

We expect to experience significant growth in the scope and nature of our manufacturing and service operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We will continue to periodically review our controls, compliance programs and reporting systems, and, where appropriate, strive to strengthen such controls, compliance programs and reporting systems. However, given the expected significant growth in the scope and nature of our manufacturing and service operations, we may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, responsible personnel, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating.

We need to resolve significant regulatory, operational, logistical and other challenges in order to implement our anticipated business models of: (i) targeting general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet models through private or fractional ownership sales (“Private and Fractional Sales”); and (ii) selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers (“Turnkey Enterprise”). We do not currently have the necessary regulatory approval or all of the necessary manufacturing and distribution infrastructure in place to sell our jets or operate our services, and such regulatory approvals and/or manufacturing and distribution infrastructure may not be established at all or at the times or under conditions we anticipate.

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

We are currently engaged in a rigorous design and testing program that is fundamental to the Type Certification process. Achieving Type Certification for the Lilium Jet is a pre-requisite to being cleared to sell our jets or operate with commercial passengers using our eVTOL jet aircraft. The Type Certification process requires us to design the aircraft in line with specific certification requirements and verify that the design meets these requirements through design, analysis, testing and flight testing. This verification requires us to submit design and testing data to airworthiness authorities (e.g., EASA) for their approval. Following each major design step, test or flight test, we analyze the resulting data and determine whether changes to the jet design, propulsion, electric motor, battery system, structures or other hardware and software systems are required. We are engaged in a process of carefully reviewing and implementing preliminary design and test data to identify and implement changes to the Lilium Jet in order to ensure safety protocols are met and sufficient redundancies in place, and that battery efficiency, aircraft performance, and maximum load capacities are optimized. Additionally, the Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis.

For example, in February 2020, our Phoenix technology demonstrator was damaged in a fire while undergoing maintenance, including the installation of battery modules that were in use at the time (which is not the same energy system that we intend to use for Type Certification or serial production), resulting in the total loss of the aircraft. Although Lilium property was damaged, no injuries or casualties resulted from the fire; however, the damage to our first demonstrator, designated “Phoenix,” caused significant delays in the testing and analysis as we redesigned the energy system in our next generation demonstrator, Phoenix 2, and addressed safety protocols, as further discussed under “Item 4. Information on the Company — B. Business Overview — Our Lilium Jet.” If incidents like these occur during testing, if our remediation measures and process changes are not successfully implemented or if we experience issues with manufacturing improvements or design, certification and safety, the anticipated launch of our commercial operations could be delayed. Any failures of our technology demonstrators to achieve anticipated flight test results could lead to further design changes, and potentially program delays, as we continue to review demonstrator operating data to optimize our aircraft design and reduce program and certification risks.

Any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, certification, manufacture, launch, production and servicing ramp up of our jets and related technology. If further delays arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the progress towards commercialization or delays in increasing production capacity. Notably, many of the components for the jet are proprietary and/or novel (e.g., the battery cell technology that we intend to use), and as a result have never been manufactured on a commercial scale. Even if we are successful in developing prototypes and functional iterations of these various components, there can be no guarantee that we or our suppliers will be able to achieve large-scale, cost-effective commercial production of these components according to our schedule or at all. If we encounter difficulties in scaling our production or servicing capabilities, if we fail to obtain the required batteries from our suppliers that meet the required performance parameters, if our jet technologies and components (and the related costs of production) do not meet our expectations, if the manufacturing capabilities of Lilium or our suppliers are unable to achieve cost-effective serial production of jet components, or if we are unable to launch and sell our jets or operate our services before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, we may not be able to achieve our performance targets in aircraft range, speed, payload and noise or launch products on our anticipated timelines, and our business, financial condition and results of operations could be materially and adversely impacted.

In late 2021, we opened our PDR, which consisted of a comprehensive series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. PDR has been successfully completed. The results of the PDR process resulted in us implementing changes to the specifications and design targets for the Lilium Jet, including certain specifications and design targets we have previously announced publicly. For example, we reduced the number of engines from 36 to 30, and we added a landing gear capable of conventional running landing, intended initially for non-standard / emergency operations only. Additionally, our next development gate, CDR, which commenced in 2023, may lead to additional changes to our specification and design targets for the Lilium Jets, which changes could be significant. Such initial and any future changes to the specifications or design targets for the Lilium Jets driven by the PDR, CDR or our continuing development and design activities, or any delays we face in completing our CDR and related reviews, may result in delays in our ability to begin contracting with additional suppliers and the certification, production and commercialization of our Lilium Jets. Further, the announcement of changes to our previously publicized specifications and design targets could lead to reputational harm and diminished confidence in our development processes by market participants and prospective customers. If we experience any such changes or delays, our business, financial condition and results of operations could be materially and adversely affected.

Although we hope to be among the first to bring eVTOL RAM jets and services to market, our competitors have also displayed eVTOL technology demonstrators and may gain certification and commercialize their vehicles to allow them to enter the market before us.

We face intense competition to be among the first to bring our eVTOL RAM jets and services to market, as further discussed under “Item 4. Information on the Company — Competition.” Some of our current and potential competitors may have greater financial, technical, manufacturing, regulatory, marketing and other resources than we do, which may allow them to deploy greater resources to the design, certification, development, regulation, manufacturing, promotion, sales, marketing and support of their eVTOL vehicle fleet and customer services. Additionally, some of our competitors may have greater name recognition, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors may also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our jets and our customer services, and they may secure more convenient, exclusive use of Vertiports than we are able to secure. These competitors may also secure intellectual property related to eVTOL jets and related services. There has been some consolidation in the industry, for example, Joby Aviation’s acquisition of Uber Elevate and partnership with Uber in December 2020, Archer Aviation appointing Wisk Aero as its exclusive provider of autonomy technology for future variants of Archer Aviation’s aircraft, and further consolidation may result in even more resources being concentrated in our competitors. We cannot provide assurances that our eVTOL jets or services will be among the first eVTOL aircraft to market. Even if our eVTOL RAM jets or services are among the first to market, we may not receive any competitive advantage, or our potential customers may not choose our jets or services over those of our competitors or over other transportation options, such as helicopters, or terrestrial passenger options like cars, trains, buses or subways or other goods delivery methods such as trucking, van, car or unmanned drones. Further, our competitors may obtain larger scale capital investment than we have access to, and they may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft, making it easier for them to obtain the permits and authorizations required to operate a service in the markets in which we intend to launch or in other markets.

If we are unable to generate significant revenue from the services market for the Lilium Jet, our business, financial condition and results of operations will be harmed.

We have recently introduced the eVTOL industry’s first customer service organization, named “Lilium POWER-ON.” Our customer service organization is intended to offer operators of the Lilium Jet the full aircraft manufacturer services portfolio, including training services, maintenance operations, material management and global distribution, flight operations support, ground service equipment, and digital solutions. Our success depends, in part, upon our ability to service and maintain the global fleet of Lilium Jets. We expect to rely on a combination of utilizing aftermarket material sales and service providers plus service offerings we develop in-house and will likely face competition in doing so. With our planned network of exclusive training, material distribution service providers, authorized service centers, and licensed ground support equipment providers, we intend to control access to and use of our proprietary technology. However, we may not be able to insulate our company from unauthorized aftermarket competition. If our customer service organization does not perform as expected or if we are unable to generate material sales in aftermarket services, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Any inability of eVTOL network services to develop and operate at anticipated flight rates, on anticipated routes or with anticipated Vertiports could adversely impact our business, financial condition and results of operations.

Even if we complete the development, certification, manufacture and commercial launch of our Lilium Jet and eVTOL network services are developed, we will be dependent on one jet design platform and jets that we manufacture. To be successful and satisfy the assumptions in our business plan, it will be necessary for eVTOL network services to develop at a sufficient service operation rate consisting of a minimum number of flights per day per jet across a distributed Vertiport infrastructure, which will be negatively impacted if Lilium Jet operators are not able to operate flight services for any reason. Lilium Jet operators may be unable to operate the anticipated service operation rate for a number of reasons, such as unexpected weather patterns, maintenance issues, pilot error, design and electronic motoring flaws, airway access restrictions, natural disasters, changes in governmental regulations or in the status of our regulatory certifications and approvals or applications or other events that suspend or delay operations. At launch, we expect our jets will be certified for Visual Flight Rule conditions, which means that they will have reduced operations under adverse weather conditions such as storms, fog or heavy precipitation, with enhanced certification planned soon after launch. We intend to extend our certification to all-weather capabilities, although we may be unable to do so, and to receive certification, we may incur significant costs to improve the climate resiliency of our jets. Vertiports may be located in areas susceptible to hurricanes and sudden storms, as well as related flooding (such as in Florida), or may be located in areas prone to freezing and snowstorms (such as in Germany), the occurrence of any of which could result in costs and loss of revenue. The potential physical effects of climate change, such as increased frequency and severity of storms, fog, mist, freezing conditions and other climate-related events, could affect the frequency of eVTOL network operations and cause delays and cancellations to services, which would materially impact public perception and market image, demand for Lilium Jets and our financial results. If Lilium Jet operators need to replace any components or hardware in our jets, many of which will be bespoke or custom-produced by or for us, there are limited numbers of replacement parts available, some of which have significant lead time associated with procurement or manufacture, so any unplanned failures could result in reduced jet service, cause dissatisfaction from Lilium Jet operators and adversely affect our operating results.

A failure to increase air traffic capacity in key markets could cause capacity limitations for Lilium Jet operators. Weaknesses in existing air traffic control systems, including outdated procedures and technologies, may limit flight capacity, causing delays and disruptions for Lilium Jet operators. Lilium Jet operators may compete with other eVTOL and traditional air transit companies for airspace in an evolving regulatory framework. An inability of Lilium Jet operators to secure sufficient airspace to operate the Lilium Jets as intended could reduce demand for our goods and services and adversely impact our business, financial condition and results of operations.

Consumers may not generally accept the RAM industry. If potential consumers of eVTOL RAM services are not convinced of the convenience of RAM services and operators are unable to generally provide the high-quality customer service that will be expected of a premium service, our business and operating results may be materially and adversely affected.

Our ability to generate sales of Lilium Jets will depend on the development of Vertiports and operators being able to provide high quality customer service, including with respect to sales, payment, scheduling, security, baggage handling, on-site service, pre-boarding lounges, and post-boarding customer support, as well as first-mile and last-mile integration with airports, train stations, bus terminals and urban transport systems. Vertiport and RAM service operators may be unable to integrate these services efficiently, or at all, at favorable prices, which could reduce the customer appeal of RAM services and demand for Lilium Jets. Further, although operators of the Lilium Jet may have experience in providing other transportation services, they will initially have limited experience in servicing our jets and operating eVTOL flight routes. Our business and our brand will be affiliated with these third-party service operators, and we may experience harm to our reputation and decreased demand for our jets if these operators provide consumers with poor service, generate negative publicity, or cause or experience accidents or safety incidents. Further, if widespread Vertiport that comply with applicable laws fails to develop, consumers’ receptivity to eVTOL RAM services and general satisfaction levels could be adversely affected, which in turn could materially and adversely affect our reputation and demand for Lilium Jets and, thus, our sales, results of operations and prospects.

Lilium has limited experience negotiating commercial agreements with airline and private aircraft customers in our Turnkey Enterprise and Private and Fractional Sales business lines, and failure to effectively contract with prospective customers on acceptable terms may have an adverse impact on our business, financial condition and results of operations.

Our ability to grow our business, expand our relationships with prospective customers and generate revenue from our anticipated commercial operations will depend, to a significant extent, on the success of our commercial and marketing teams in identifying target customers, including airline and private aircraft customers, and our ability to effectively contract with such persons on acceptable terms. Our commercial team has limited experience in negotiating commercial agreements with prospective airline and private aircraft customers with regard to the Lilium Jet and, given the novelty of our products and the early stage of our business activities, negotiating and closing purchase and other agreements for the Lilium Jets and related aftermarket agreements with airline and private customers through our Turnkey Enterprise business line and other business models may require experience that we currently do not have. We plan to continue to mature our experience in this area, which may include recruiting and hiring personnel with the requisite skills. In addition, the hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Any such failure to develop, mature, and, if needed, expand our sales and marketing function and contracting experience could harm our growth prospects and ability to achieve or sustain profitability, and have an adverse effect on our business, financial condition and results of operations. For example, due to such inexperience, we may not be able to agree to future commercial contracts on acceptable terms or at all.

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

We have expanded and are continuing to expand our manufacturing and testing facility at the Oberpfaffenhofen airfield at our headquarters near Munich. In 2023, at this site, we started assembly of the Lilium Jet for testing and certification. We have signed supply agreements with Tier 1 aerospace suppliers such as Toray Industries, Aciturri Aerostructures, Aeronamic, Aernnova, Astronics, Ratier Figeac (Collins Aerospace Group), Diehl Aviation, Expliseat, GKN Aerospace, L3 Harris, Honeywell Aerospace, Saint-Gobain Aerospace, Magnaghi Aeronautica, CUSTOMCELLS and Perryman. Further, we have entered into arrangements with many other Tier 1 and Tier 2 aerospace suppliers for the design, development, manufacturing and testing for parts and components for the Lilium Jet. We are also in discussions with additional manufacturing and outsourcing partners, as discussed under “Item 4. Information on the Company — Business Overview — Vendors and Suppliers.”

Many of the parts and components we require will be custom-made for our jets at our production facilities or the production facilities of our outsourcing partners and suppliers; the equipment used to produce these parts and components would be costly to replace and could require substantial lead time to replace and qualify for use. We may not be able to successfully develop commercial-scale manufacturing capabilities internally or supply chain relationships with our intended Tier 1 suppliers or other suppliers. Other parts and components will be off-the-shelf products manufactured for the airline industry and are readily substituted. Our production facilities and the production facilities of our outsourcing partners and suppliers may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our jets for some period of time. The inability to manufacture our jets or the backlog that could develop if our production facilities and the production facilities of our outsourcing partners and suppliers are inoperable for even a short period of time may result in delays in our intended launch or scale-out plans or harm our reputation. Although we maintain insurance for damage to our property, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

If the Lilium Jets we build fail to perform as expected, our ability to develop, market and sell our services could be harmed.

Once we commence delivery of the Lilium Jet to our customers, expected to occur in 2026, our jets may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, service outages and design changes. Further, our Lilium Jets may be impacted by various performance factors that could impair customer satisfaction or cause delays or disruptions to our services, such as wind gusts during take-off and landing, turbulent air during flight, foreign object damage, fan stall or wing flutter, overloading, hail and bird strike, sub-optimal battery performance or excessive noise. If our Lilium Jets fail to perform as expected, we may need to delay deliveries of the Lilium Jet to our customers or reduce our roll out plans and commercial expansions, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

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

Our business depends substantially on the efforts of our key employees and qualified personnel; our operations may be severely disrupted if we lose their services or are unable to recruit and hire sufficient competent personnel with the requisite skills.

Our success depends substantially on the efforts of our key employees and qualified personnel, and our operations may be severely disrupted if we lose their services or are unable to recruit and hire sufficient competent personnel with the requisite expertise and skills. Presently we have significant unfilled job positions, many of which are needed to fulfil critical expertise and skills in our engineering, production, quality, and operations departments. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects including our ability: (i) to successfully build on-schedule the first set of type conforming aircraft needed for the compliance demonstration of the Lilium Jet, which includes the flight test campaign; and (ii) to successfully and timely obtain our Production Organization Approval necessary to manufacture and produce the Lilium Jet at scale. Further, as we build our brand, approach the start of production of the type confirming Lilium Jet, and become more well known, the risk that competitors or other companies may poach our talent increases.

There may be a shortage of trained pilots and qualified mechanics, which could reduce demand for our products and services and harm our business, and we may be unable to implement our growth plans.

Throughout the aviation industry, there is a shortage of trained pilots and qualified aircraft mechanics. Our ability to sell our products and services will depend, in part, on the ability of operators of the Lilium Jets to find, recruit and train pilots qualified to operate the Lilium Jet and mechanics qualified to perform the requisite maintenance activities, for which operators of our Lilium Jets will compete with airlines and other air mobility and transportation services companies, some of which will offer wages or benefit packages exceeding what operators of the Lilium Jets may offer. We intend to work with third parties to train pilots, mechanics and technicians in our proprietary jet operation and maintenance. However, if operators of the Lilium Jets are unable to hire, train and retain qualified pilots and mechanics, our business could be harmed, and we may be unable to implement our growth plans.

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

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks (such as the COVID-19 pandemic). The impact of COVID-19 created significant volatility in the global economy and led to reduced economic activity as well as significant inflationary pressures. The COVID-19 pandemic disrupted the manufacturing, delivery and overall supply chain for manufacturers and suppliers and led to a global decrease in personal and business travel around the world.

We may experience an adverse impact to our business as a result of COVID-19’s global economic impact, including any recession that has occurred or may occur in the future. COVID-19 or other emergent public health issues could also affect the operations of our suppliers and business partners. COVID-19 resulted in, and a resurgence of COVID-19 or other emergent public health issues could in the future result in further, delays or disruptions in the supply chain of our components, parts and materials, which could delay the development and rollout of Vertiport networks and our commercial operations, and as a result, would have an adverse impact on our business, operating results and financial condition.

Additionally, difficult macroeconomic conditions, such as decreases in discretionary travel, per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of COVID-19 or other emergent public health issues, could have a material adverse effect on the demand for our services. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing RAM services.

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

Further, we will need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the EU adopted the General Data Protection Regulation (the “GDPR”), and the State of California adopted the California Consumer Privacy Act of 2018 (the “CCPA”) to provide additional privacy protections. Additional U.S. states are likely to adopt measures similar to the CCPA in the near term. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly. Any failure to comply with these regulatory standards could subject us to legal and reputational risks.

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

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software used in our company and in our aircraft and data, both personal and proprietary, processed by us or third-party vendors.

We rely extensively on information technology systems and networks to conduct our operations and implement our business strategy. As cyber threats continue to evolve, with increasing sophistication and frequency, the risk to the integrity of these systems and networks, as well as to the confidentiality, integrity, and availability of the data they contain continues to grow. We are at risk for interruptions, outages and breaches of the following systems and data, among others, which are either operated by us or operated by our third-party vendors or suppliers:

●	operational systems, including business, financial, accounting, enterprise resource, product development, data processing or production processes;
●	facility security systems;
●	aircraft technology, including powertrain and avionics and flight control software;
●	the integrated software in our aircraft;
●	personal data;
●	proprietary data; and/or
●	software.

The occurrence of any such incident could disrupt our operational systems, result in loss of intellectual property, trade secrets, know-how or other proprietary or competitively sensitive information, compromise personal data of customers, employees, suppliers or others, jeopardize the security of our facilities or affect the performance of in-product technology and the integrated software in our jets.

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

We are relying on third-party suppliers to develop a number of emerging technologies for use in our products, including lithium-ion battery cell technology. Although many of these technologies are already commercially viable, and initial measurements of our battery supplier have yielded promising results, the final technology of our batteries and other sub-systems is still under development, and the design is not yet finalized, and we are not sure when such design will be finalized. The final cell design of our suppliers may not be able to meet the safety, technological, economical or operational requirements to support the regulatory requirements and performance assumed in our business plan. Any failure of our battery technologies to meet anticipated performance parameters may require us to modify the design specifications of our aircraft or to use alternative battery technologies sourced from other third-party suppliers, any of which could result in delays in the completion of our certification and commercialization activities, which could have an adverse effect on our business, financial condition and results of operations.

We are also relying on third-party suppliers to commercialize these technologies (such as battery cell technology) at the volume and costs we require to launch and ramp-up our production. Our suppliers may not be able to meet the production timing, volume requirements or cost requirements we have assumed in our business plan. Since many of these technologies are proprietary or novel applications that have never been manufactured on a commercial scale (such as battery cell technology), there can be no assurance that our suppliers will be able to achieve the targeted levels of production at the projected cost of such production according to our schedule or at all. If the cost of producing critical components of the Lilium Jet is significantly higher than we anticipate, and we and our suppliers are unable to reduce such production costs in a timely fashion, if and when the Lilium Jet achieves Type Certification we may need to materially increase the sales price from what is expected, which could adversely impact demand for our jets and the viability of our business plan. Our third-party suppliers could face other challenges, such as the lack of raw materials or machinery, the breakdown of tools in production or the malfunctioning of technology as they ramp up production. As a result, our business plan could be significantly impacted, and we may incur significant delays in production and full commercialization, which could adversely affect our business, prospects and results of operations.

The success of our business may depend in part on our ability to realize the strategic relationships for which we have entered into non-binding MOUs and term sheets and binding agreements with various third parties.

We have entered into non-binding MOUs or term sheets with certain prospective strategic counterparties, including Saudi Arabian Airlines Corporation (“SAUDIA”), Bristow Group Inc., Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) and NetJets Inc. (“NetJets”), pursuant to which we anticipate negotiating final commercial terms and ultimately entering into definitive agreements to expand the commercialization of the Lilium Jet in launch markets and business models. These non-binding arrangements, and similar arrangements that we may enter into in the future, are an important part of our growth strategy, and any definitive agreements we negotiate and enter into on the basis of such MOUs and term sheets will be important to our ability to achieve and maintain profitability. In connection with such arrangements, it is common for the parties to initially agree to a non-binding MOU or term sheet, to be followed by definitive agreements, if the parties are able to align on remaining commercial terms and satisfy certain conditions. The failure to enter into definitive agreements with the counterparties to our MOUs or term sheets, or the termination of the MOUs or term sheets, may have a material adverse effect on our business and could result in changes to our business strategy, reputational harm and a negative impact to the price of our Class A Shares or Public Warrants, including to the extent we are not able to realize on previously announced plans or arrangements. Further, such developments could require us to reassess or alter our business strategy, which could delay the commercialization of the Lilium Jet. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Third-party suppliers and strategic partners are providing, and will continue to provide, key components and technology to the Lilium Jets. Collaborations with strategic partners are necessary to successfully commercialize our existing and future products. If we are unable to identify or enter into agreements with strategic partners for the development of key technology or if such strategic partners insist on terms that are commercially disadvantageous, including for example the ability to freely commercialize jointly owned intellectual property, we may have significant difficulty in procuring and producing our jets or technologies, components or materials used in our jets. The terms of our existing collaboration agreements typically include one or more of the following: joint ownership of the new intellectual property; assignment of the new intellectual property to either us or the collaborator; either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator; and other restrictions on our or our collaborator’s use of developments, such as non-competes and time or milestone limited exclusivity provisions. If we are unable to negotiate exclusivity regarding the technology developed under these collaborations, our competitors may be able to access the technology that is owned, solely or jointly, by our collaborator.

In addition to our collaborations, we will be substantially reliant on our relationships with our suppliers for the parts and components in our jets. If any of these suppliers choose to not do business with us at all, or insist on terms, including pricing and payment terms, that are commercially disadvantageous, we may have significant difficulty in procuring and producing our jets, and our business prospects would be harmed. If our suppliers experience any delays in providing us with or developing necessary components, or if our suppliers are unable to deliver necessary components in a timely manner and at prices, quality and volumes acceptable to us, we could experience delays in manufacturing or servicing our jets, delivering on our timelines and launching and scaling up as anticipated, which could have a material adverse effect on our business, prospects and operating results.

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

If any of our strategic partners or suppliers become financially distressed or go bankrupt, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could cause production disruptions and increase our costs, affect our liquidity or financial performance.

We expect to purchase various types of equipment (including key components such as the battery cells used in our jets), raw materials and manufactured component parts from our strategic partners, e.g., Ionblox, Inc., CUSTOMCELLS, and InoBat, and suppliers. If these strategic partners or suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or take other measures to ensure components and materials remain available. In the case of our strategic partners, we may also lose all or part of our investment. Any disruption could affect our ability to deliver jets and could increase our costs and negatively affect our liquidity and financial performance.

Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs.

Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of pathogens (such as COVID-19 and related variants) or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surges in demand for any particular part or component, increases in prices or the impact of inflation, the imposition of regulations, quotas, restrictions or embargoes on components, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the parts and components sourced through the supply chain, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities, trade embargos and other services. Further, the impact of COVID-19 and related policies and practices and the broader inflationary environment has had, and may continue to have, adverse impacts on our supply chain, which could put pressure on our unit costs in the future and increase upfront payments to our suppliers. Additionally, any future updates or modifications to the anticipated design of the Lilium Jet may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

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

Our jets must be certified by national civil aviation authorities, such as EASA and the FAA, as further discussed under “Item 4. Information on the Company — B. Business Overview — Regulation — Aircraft Certification.” Operating our jets in Europe and the U.S. and providing our services must comply with European and U.S. laws, regulations, safety standards and customer service regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Our failure to obtain or maintain certification for our jets or infrastructure would have a material adverse effect on our business and operating results. In addition to obtaining and maintaining certification of our jets, we and our third-party air carriers will need to obtain and maintain operational authority necessary to provide RAM services. A transportation or aviation authority may determine that we and/or our third-party air carriers cannot manufacture, provide or otherwise engage in the services as we contemplated. The inability to implement our envisioned services could materially and adversely affect our results of operations, financial condition and prospects.

To the extent the laws change, our jets and our services may not comply with applicable European, U.S., international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

When we expand beyond the EU and the U.S., such as any prospective expansion into Saudi Arabia or Brazil, there will be Saudi Arabian and Brazilian laws and regulations we must comply with, and there may be laws and regulations in other jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our operations or business practices or that are difficult to interpret and change rapidly. Continued regulatory limitations and other obstacles interfering with our business operations could have a negative and material impact on our business, prospects, financial condition and results of operations.

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

We will be subject to governmental export and import control laws and regulations as we expand our suppliers and commercial operations outside Europe and the U.S.

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

To manage the expected growth of our operations and increasing complexity, we will need to further improve our operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with these rules and regulations could substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any increased costs will increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

We have identified material weaknesses in our internal control over financial reporting. Failure to remediate the material weaknesses or to otherwise maintain an effective system of internal control over financial reporting could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

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

Our management have concluded that our internal control over financial reporting was not effective for the fiscal year 2023 because we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation plans and actions to date, see “Item 15. Controls and Procedures.”

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

If we fail to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Class A Shares and Public Warrants. For example, failing to meet the minimum closing bid price of $1.00 for 30 consecutive trading days constitutes non-compliance with a Nasdaq continuing listing standard. On February 22, 2024, we received a written notice from Nasdaq (the “Deficiency Notice”) that we are not in compliance with the minimum bid price requirement based on the closing bid price of our Class A Shares for the 30 consecutive business days from January 9, 2024 to February 21, 2024. If our Class A Shares do not close at a minimum bid price of $1.00 or more for ten consecutive trading days within 180 calendar days of our receipt of the Deficiency Notice, or by August 20, 2024, Nasdaq may institute proceedings to delist our Class A Shares. The closing price of our Class A Shares on March 14, 2024 was $0.95.

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

We are required to disclose changes made in our internal controls and procedures, and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation, which could negatively affect our business and the market price of our Class A Shares and Public Warrants. See also “— Risks Associated with Lilium Being a U.S. Public Company incorporated in the Netherlands — We have identified material weaknesses in our internal control over financial reporting. Failure to remediate the material weaknesses or to otherwise maintain an effective system of internal control over financial reporting could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.” above.

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

Stock markets, including Nasdaq, on which our Class A Shares and Public Warrants are listed, have from time-to-time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Class A Shares and Public Warrants, the market price of our Class A Shares and Public Warrants may be volatile and could decline significantly. In addition, the trading volume in our Class A Shares and Public Warrants may fluctuate and cause significant price variations to occur. If the market price of our Class A Shares or Public Warrants declines significantly, you may be unable to resell your securities at or above the price you purchased them for. We cannot assure you that the market price of our Class A Shares and Public Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this Annual Report;
●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;
●	our ability to market our products, services and technology on a timely basis;
●	additions and departures of key personnel, including members of the Board or management;
●	failure to comply with the requirements of the SEC or Nasdaq;
●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances, sales or resales, or anticipated issuances, sales or resales, of our Class A Shares;
●	sales of substantial amounts of Class A Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;
●	sales of substantial amounts of Class A Shares following the release of transfer restrictions on the sale of shares or upon the exercise or settlement of equity awards of implemented in connection with the Business Combination or otherwise;
●	the performance and market valuations of other similar companies;
●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;
●	material and adverse impact of any emergent public health issues, including a resurgence of COVID-19 or variants thereof;
●	material and adverse impact of the war between Russia and Ukraine on the markets and the broader global economy;
●	speculation in the press or investment community, or inaccurate or unfavorable research or reports that may be published about us;
●	actual, potential or perceived control, accounting or reporting problems; and
●	changes in accounting principles, policies and guidelines.

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

The market for our Class A Shares and Public Warrants depends in part on the research and reports that securities or industry analysts publish about us or our business. Currently, we have limited analyst coverage and may not obtain additional analyst coverage in the future or may lose the analyst coverage we have now. We do not have any control over such analysts. If one or more of the analysts who covers us downgrades its opinions about our Class A Shares or ceases publishing about us regularly, demand for our Class A Shares and Public Warrants could decrease, which could cause the market prices and trading volume of our securities to decline significantly. In addition, if securities or industry analysts or other market participants or investors publish inaccurate reports or unfavorable research about us this could adversely affect our reputation or harm investor confidence in our company. Additionally, the publishing of any such reports or research could cause volatility in the trading volumes of our Class A Shares and Public Warrants and cause the market price of our securities to decline significantly.

Future issuances of debt or equity securities may adversely affect us, including the market price of our Class A Shares, and may be dilutive to existing shareholders.

In the future, we may issue debt securities ranking senior to our Class A Shares. Such securities also may be governed by an instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A Shares. Because our decision to issue equity, including warrants, or debt securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our Class A Shares and Public Warrants and be dilutive to existing shareholders.

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

Certain provisions of our outstanding warrants could make it more difficult or expensive for a third party to acquire us. For example, the Private Warrants and the SPAC Warrants provide that, in the case of certain change of control or “fundamental” transactions, among other things, the surviving entity must assume our obligations under such warrants. Additionally, in certain circumstances, the holders of 2022 Warrants, 2023 Warrants and Aceville Warrants will have the right to receive the Black Scholes Value (as defined in the applicable warrant agreement and form of warrant) of such warrants, calculated pursuant to a formula set forth in the applicable warrant agreement and form of warrant, payable either in cash or, in some cases, in the same type or form of consideration that is being offered and being paid to the holders of our Class A Shares. In the case of the SPAC Warrants, certain types of transactions may trigger a reduction in the exercise price of the SPAC Warrants equal to the sum of the price paid per Class A Share in the triggering transaction and the Black Scholes Warrant Value (as defined in the warrant agreement relating to the SPAC Warrants). These and other provisions of our outstanding warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our shareholders.

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

The Company is not a company incorporated in Germany. Therefore, whether it is resident in Germany for German tax purposes will depend on whether its “effective management” is located (in whole or in part) in Germany. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the German courts and the published practice of the German tax authorities suggest that the Company is likely to be regarded as having become a German resident on this basis from the closing of the Business Combination and remaining so if, as the Company intends (i) most meetings of the Board are held in Germany with a majority of directors present in Germany for those meetings, (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries, (iii) those meetings are properly minuted, (iv) the executive directors of the Company, together with supporting staff, are based in Germany and carry out the day-to-day management incumbent upon them (i.e., the actual, organizational and legal acts involved in the ordinary operation of the Company) from Germany and (v) the Company has permanent staffed office premises in Germany.

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

In addition, the assessment of our sole tax residency in Germany for purposes of the DE — NL tax treaty is subject to the application of the provisions on tax residency as stipulated in the DE — NL tax treaty (as amended from time to time). In line with the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), which Germany and the Netherlands have (among other countries) entered into, Germany and the Netherlands have amended certain provisions of the DE — NL tax treaty with effect as of January 1, 2023, but have currently not applied the MLI’s provisions on tax residency to the DE — NL tax treaty. However, any changes to the DE — NL tax treaty or the application of the MLI could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the U.S.

We are a public limited liability company incorporated under Dutch law. Our corporate affairs are governed by our articles of association, our internal rules and policies and by the laws governing companies incorporated in the Netherlands. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. The role of the board of directors in a Dutch company is also materially different, and cannot be compared to, the role of a board of directors in a corporation incorporated in the U.S. In the performance of their duties, our board of directors is required by Dutch law to consider the interests of our company and the sustainable success of our business, with an aim to creating long-term value, considering the interests of our shareholders, our employees and other stakeholders of the Company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We will be subject to the DCGC, which contains both principles and best practice provisions on corporate governance that regulate relations between the management board and the General Meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their Dutch annual reports (which are made available to shareholders) whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the Company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a regulated stock exchange or comparable system, whether in the Netherlands or elsewhere, including Nasdaq.

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

In the event of an issuance of our Class A Shares, subject to certain exceptions, each shareholder will have a preemptive right that is pro rata to the total number of Class A Shares held by such shareholder. Preemptive rights may be restricted or excluded by a resolution proposed by the Board and adopted by the General Meeting. The General Meeting may by resolution also designate the Board for a period not exceeding five years as the body authorized to restrict or exclude preemptive rights. Currently, the Board has been irrevocably authorized by the General Meeting to (i) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from July 7, 2023 up to 10% of the issued share capital calculated as of July 7, 2023 and (ii) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from September 11, 2023 up to 10% of the issued share capital calculated as of September 11, 2023 (each, an “Issuance Delegation”). The Board is also irrevocably authorized by the General Meeting to limit or exclude preemptive rights with respect to any issuances conducted pursuant to either of the foregoing Issuance Delegations, which could cause existing shareholders to experience substantial dilution of their holdings.

Our largest shareholders, in part due to our dual class structure, have significant influence in our Company.

Our four largest shareholders currently control nearly 52% of the total voting power of the Company. Class B Shares have three times as many votes per share as Class A Shares. Daniel Wiegand, our Co-Founder and Chief Engineer for Innovation and Future Programs, holds all of the issued and outstanding Class B Shares and controls approximately 12% of the total voting power of Lilium. Tencent Mobility (Luxembourg) S.à r.l (“Tencent”) currently owns approximately 22% of our outstanding Class A Shares (which represents approximately 19.46% of the total voting power of the Company). LGT/Lightrock (as defined in “Item 7. Major Shareholders and Related Parties”) currently own approximately 14% of our outstanding Class A Shares (which represents approximately 13% of the total voting power of the Company). The Atomico Entities (as defined in “Item 7. Major Shareholders and Related Parties”) currently own approximately 8% of our outstanding Class A Shares (which represents approximately 7% of the total voting power of Lilium). Such calculations are based on the number of Class A Shares and Class B Shares outstanding on March 14, 2024, and do not take into account any exercise of warrants to purchase Class A Shares held by Tencent, LGT/Lightrock or their affiliates. Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For more information about our dual class structure, see the section titled “Description of Securities” in the registration statement into which this summary is incorporated by reference.

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

See the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders” for a more detailed discussion with respect to our PFIC status. Prospective U.S. Holders of Class A Shares , Private Warrants or Public Warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

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

On the Closing Date, we closed the Business Combination with Qell and Lilium GmbH, and Lilium GmbH became a direct, wholly-owned subsidiary of the Company.

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

We are registered in the Commercial Register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82165874. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands, and the mailing and business address of our principal executive office is Galileostraße 335, 82131 Gauting, Germany. On February 1, 2024, the address, but not the physical location, of our principal executive office changed from Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany to Galileostraße 335, 82131 Gauting, Germany. Our telephone number is +49 160 9704 6857.

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

Currently, our development efforts are focused on finalizing the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with EASA and the FAA, focusing on quality, compliant and on time deliveries from suppliers, and building out our manufacturing capacity. We plan to rely on two business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet aircraft through private or fractional ownership sales along with related aftermarket services. Second, we plan to provide a turnkey enterprise solution by selling fleets of four- and six-seater Lilium Jet models, and related aftermarket services, directly to aircraft operators and other commercial customers.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

The new and developing eVTOL aircraft market has been made possible by a convergence of innovation across battery technology, lightweight materials, sensors, and computing power and propulsion technology. As of 2021, Morgan Stanley has projected that the eVTOL aircraft market could represent $255 billion (in the base case) in revenues by 2035 and $1.0 trillion (in the base case) by 2040. Morgan Stanley further projects that the eVTOL aircraft market could represent almost $4.5 trillion in revenues in the bull case by 2040. We estimate that by 2035 there will be 42,000 eVTOL aircraft in operation globally, based upon, among other factors, industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research performed by Lilium. By 2035, Lilium estimates the total global demand for eVTOL aircraft could be in the range of 5,000 to 10,000 aircraft annually.

The Lilium Jet architecture is based on our proprietary Ducted Electric Vectored Thrust (“DEVT”) technology, which has been developed and rigorously tested over the last several years. While the majority of our eVTOL competitors leverage open rotor engines, which are based on unducted, counter rotating propeller blades that can have a higher noise profile, DEVT consists of quiet electric turbofans mounted within a cylindrical duct. We intend for the Lilium Jet to have low take-off and landing noise and are designing the Lilium Jet to be virtually inaudible from the ground during cruise flight. DEVT offers a number of fundamental advantages over open propeller eVTOL architectures, including higher payload potential, better efficiency, lower operating cost, superior safety, the highest market acceptance and penetration for ducted fans in commercial aviation and potential scalability to larger aircraft in the future.

We believe these technology advantages will enable our regional shuttle service model to carry more passengers (or cargo) per Lilium Jet on longer (regional) trips than open propeller eVTOL aircraft. We are currently developing a lineup of Lilium Jets, including prospective four and six passenger models, that will be based on the same modular architecture but have distinct specifications and design targets based on their expected commercial use. The Lilium Jet is being designed to be a piloted aircraft with the potential to be an autonomous aircraft in the future. We believe the combination of longer average trip lengths and our anticipated passenger and cargo capacity for our lineup of Lilium Jets (depending on model) will provide greater time savings to customers and more competitive pricing as compared to open propeller eVTOL architecture. We also believe our technology would allow us to create a larger version of the Lilium Jet in the future based on similar architecture as well as be utilized on aircrafts with differing architecture, e.g., conventional take-off and landing aircraft. However, our design activities remain in process, and there can be no assurances that such a larger aircraft will be developed or the timing thereof.

We believe that high-speed RAM networks will significantly change the economic calculus of passengers and businesses shipping goods when making transportation and shipping decisions, respectively. We estimate that our Lilium Jets will be able to move people and goods significantly faster than road and rail transport and that eVTOL networks could be significantly less costly and much faster to deploy than equivalent high-speed rail infrastructure and considerably more adaptable to shifting passenger demand.

We applied for Type Certification with EASA, our primary airworthiness authority, in 2017 and for concurrent Type Certification validation with the FAA in 2018. Receiving a Type Certificate in accordance with stated regulatory standards will certify compliance to the applicable airworthiness standards for the Lilium Jet, which is a necessary prerequisite to undertaking commercial operations. In 2020 and 2023, the Lilium Jet received the CRI A-01 certification basis from EASA and the G-1 certification basis from the FAA, respectively, setting forth a set of performance based airworthiness requirements we have agreed with the regulators in Europe and the U.S. for the Lilium Jet. As of the date of this Annual Report, we are the only eVTOL manufacturer with both an EASA and FAA certification basis for a powered lift eVTOL.

We anticipate that EASA will formally agree to accept our certification program, including the balance of our MoCs and Certification Plans following the conclusion of our CDR. Based on the current status of our design activities and our discussions with regulators and suppliers, as well as current supply chain dynamics, we expect the Lilium Jet to enter service in 2026 after the Type Certification is obtained. Type Certification of the novel Lilium Jet remains subject to the completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or unexpected testing or analysis required by regulators. In November 2023, we received the DOA from EASA, which confirms that we have the organization, procedures, competencies, resources, and demonstrated rigor required to certify aircraft according to EASA’s high safety standards.

Achieving EASA certification will allow our Lilium Jets to operate in Europe and many other countries where the national civil aviation authorities currently recognize EASA certification (examples may, but are not guaranteed, to include certain countries within the Middle East, Southeast Asia and major parts of Central and South America). We believe that the national civil aviation authorities of these countries would accept a Type Certificate from EASA; however, we cannot assure that this will be the case, and the actual acceptance is dependent on the authorities’ review when the Type Certificate is presented. Additionally, certain other countries have bilateral agreements in place with EASA, including technical implementation procedures to validate an EASA Type Certificate. These countries include Japan, Canada, China and Brazil, for which some additional validation work may be required. More details about the Lilium Jet’s certification process and regulation are below under “— Regulation.”

We have in place an approximately 175,000 square foot manufacturing and testing facility at the Oberpfaffenhofen airfield at our headquarters near Munich, Germany. We expect this facility will house our initial serial aircraft production, including the manufacturing of the proprietary propulsion and energy systems and the final assembly of the serial aircraft. Major aircraft sub-systems and components are outsourced to Tier 1 aerospace suppliers, such as Diehl Aviation, L3 Harris, Ratier Figeac (Collins Aerospace Group), Aernnova, Aciturri Aeronáutica, DENSO, Expliseat, GKN Aerospace, Honeywell Aerospace, Astronics, Michelin, SKF, Saint-Gobain Aerospace, and Magnaghi Aeronautica.

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

The first manned flight test of the Lilium Jet is targeted to occur in late 2024 with the Lilium Jet targeted to enter service in 2026 after the Type Certification is obtained.

Our Lilium Jet

The Lilium Jet is designed to meet the requirements of high-speed regional air mobility. We have developed a next-generation aircraft architecture based on the combination of DEVT with a fixed-wing aircraft configuration. Our unmanned technology demonstrators, Phoenix 2 and 3, have performed a significant number of aircraft tests, which demonstrate the performance benefits of our DEVT technology. The Lilium Jet will be a piloted aircraft designed from the ground up using the same underlying technologies as the Phoenix demonstrator and optimized for speed, range, passenger comfort, low noise, safety, zero operating emissions and simplicity. Due to the architectural resemblance, we believe many performance parameters of the serial, conforming aircraft can be predicted from the Phoenix demonstrators. We are designing the Lilium Jet in accordance with the strictest aerospace standards and guidelines established by the relevant regulatory authorities and consistent with leading original equipment manufacturers’ (“OEMs”) commercial aerospace programs. The cabin configuration we launch at entry-into-service will be determined by final customer needs, regulatory requirements and the performance characteristics of the certified aircraft. However, we expect our aircraft architecture will ultimately allow for: (i) a premium four-passenger “club cabin” configuration, (ii) a six-passenger shuttle cabin configuration, (iii) an air ambulance configuration, and (iv) a cargo cabin configuration.

In the second quarter of 2022, Phoenix 2 achieved an industry first for an electric jet aircraft, performing full transition from hover to wing-borne flight on both the main and canard wings at an airspeed of approximately 100 kts at our test facility in Atlas, Spain. Transition represents the technically challenging phase for eVTOL aircraft between powered vertical lift and the highly efficient wing-borne lift. In December 2022, Phoenix 2 achieved a new top speed of 222 kilometers per hour, performing transition in straight and level flight conditions. In March 2023, Phoenix 2 reached its intended maximum cruise speed of 136 knots (250 kilometers per hour) during a test flight. An additional demonstrator aircraft, Phoenix 3, arrived at our test facility in Atlas, Spain and began supporting flight testing activities in the second quarter of 2023.

Based on current development status, we are targeting for the Lilium Jet to achieve a cruise speed of 250 kilometers per hour (assuming flight at 10,000 feet), a physical aircraft range of 250 kilometers (including reserves) and an operating range at full payload (excluding reserves) of 175 kilometers. We expect this range could continue to improve as battery performance improves over time, and based on our current estimates and analyses, we project that the operating range of the Lilium Jet could increase to 275 kilometers by 2030, 400 kilometers by 2035 and 480 kilometers by 2040.

Our ultimate goal is to achieve annual production capacity of up to approximately 400 Lilium Jets at our headquarters facility. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation and manual assembly for high volume operations and aircraft production. This includes employing a digital planning and execution approach throughout the internal production lifecycle, utilizing, to the highest extent where possible, electric-powered machinery and equipment.

In December 2022, we launched the Lilium Pioneer Edition Jet for sale to private individuals. This limited edition comes with a compelling service, support and training package, as well as customizable options for the cabin configuration and exclusive fabrics, materials, and external livery. The Lilium Pioneer Edition is limited to a total of 50 aircraft with targeted pre-delivery payments of at least 50% of the purchase price prior to delivery. At the end of February 2024, Lilium has signed: (a) binding contracts reserving production slots for 21 Lilium Pioneer Edition Jets, with all such contracts providing for pre-delivery payments; (b) binding purchase contracts for the sale of 15 Lilium Pioneer Edition Jets, with all such contracts providing for pre-delivery payments; and (c) binding contracts providing for the option to reserve further production slots for up to six Lilium Pioneer Edition Jets, with all such contracts providing for pre-delivery payments. See “—Commercial and Business Operations—Strategic Commercial Collaborations” for more information.

Aircraft Architecture & Engines

The jet architecture is based on a canard aircraft concept in which 30 electric ducted fans are distributed and embedded in the rear of four fixed wings (two canards (front) and two main wings). The propulsion system is based on electric ducted fans with a standard single compressor stage, which provides a significant efficiency advantage over open rotor propulsion by reducing blade tip losses, guiding the flow more effectively and removing nozzle exit swirl due to an installed stator. A ducted fan requires a roughly 10 – 15 times smaller surface area to lift the same weight as an open propeller system (i.e., the footprint of such a configuration is smaller for the same weight of aircraft). As a result, the Lilium Jet architecture allows us to build larger aircraft with more payload than open propeller systems (for a given ground footprint and noise level), which in turn should drive higher unit economics per jet within the same infrastructure. This ability to scale is not possible with open rotors aircraft, since increasing payload translates into either significant and non-mitigatable noise challenges or increased rotor area and overall span, thus exceeding standard helipads.

The Lilium Jet is a fixed wing aircraft, which makes it efficient in cruise flight, similar to commercial airliners. The two main wings, two fixed canard (front wings) and the aerodynamic design of the fuselage contribute significantly to the overall cruise efficiency, providing all the lift to support the weight of the aircraft during horizontal cruise flight. Since the small-sized engines will be embedded into the wings of the aircraft, the wetted area is significantly reduced, which decreases drag further during cruise flight. Subsequently, the power consumption in cruise flight is projected to be around only 10% of the hover flight power consumption.

The Lilium Jet is expected to consume more energy in low speed flight than in a cruise flight. However, we estimate that the associated increase in energy consumption in low speed flight would generally only be a fraction of the overall mission energy budget as for regional service. We aim for less than 60 seconds per mission in the low speed flight phase, and our cruise time is anticipated to be approximately 30 minutes for a flight distance of 175 kilometers.

The Lilium Jet design also features a traditional landing gear, giving pilots a backup option of a short running landing, alongside the standard vertical landing. Under our anticipated aircraft operational regulations, at any point prior to starting a vertical landing, the Lilium Jet will have sufficient energy reserves to divert to an alternate landing site and perform a very short running landing. The much lower power demand of this running landing allows more cell energy to be accessed than would otherwise be possible with the higher power vertical landing. We believe integrating forward landing capability will also give our customers additional reassurance of safety, flexibility and operating range.

The Lilium Jet has an intrinsically simple design. With 30 single-stage electric engines (nine on each of the main wings and six on each of the forward canard wings) providing vectored thrust for controlled flight throughout the mission envelope, aerodynamic control surfaces, such as rudders, flaps, spoilers, airbrakes, or ailerons, are obsolete. Our Lilium Jet also eliminates the variable blade pitch, oil circuits for hydraulics and gearboxes found on a traditional aircraft or helicopters. These design improvements make the Lilium Jet simpler and faster to design, and the Lilium Jet’s fewer parts will translate to higher reliability, less maintenance and lower operating costs.

The key to obtaining a quiet aircraft is the propulsion system. We currently estimate that the Lilium Jet will have low take-off noise, while effectively being inaudible from the ground during cruise flight. The ducts themselves contain the noise naturally and avoid propagation in the far field, compared to the spherical propagation of open rotors. The noise level will be reduced further in the ducts by making use of acoustic liners, which absorb the noise specifically generated by the fan’s blades.

Another area of innovation in our engines is a light pivoting mechanism with custom actuator and variable nozzle coupled to the engine angle. This enables optimal engine efficiency in cruise flight and hover flight.

Battery System

The battery system is an important component of the Lilium Jet.

Due to rapid improvements in energy density levels of battery cells, estimated by Roland Berger as increasing approximately 7% per year, the era of electric aviation is possible today. Amongst others, the battery system must fulfill several key requirements:

●	it should adhere to applicable safety standards;
●	it must supply high energy density levels in order to achieve the required range;
●	it must supply the high-power density required for vertical take-off and landing phases;
●	it should be able to be manufactured at a scale and a cost that is aligned with our business objectives;
●	it should have fast charging capabilities to enable quick turnaround and high infrastructure throughput; and
●	it should have a long lifetime or cycle life.

The Lilium Jet’s engines are designed to be powered by a proprietary battery system, which is being developed by us in collaboration with third parties based on large format lithium-ion pouch batteries. We have selected a battery cell chemistry based on a silicon-dominant anode combined with conventional NMC (Nickel, Manganese and Cobalt) cathodes and electrolytes. We believe this combination offers the best compromise of energy and power density at a low state of charge (“SoC,” the level of an electric battery’s charge relative to its capacity), which determines the effective usable battery capacity. The majority of battery cell production steps should be on standard lithium-ion pouch cell production lines. We have invested in Ionblox, Inc. (formerly Zenlabs Energy, Inc.), a leading battery technology supplier, for this chemistry, exclusive to Lilium for use in regional commercial eVTOL applications for ranges of more than approximately 31 miles until 2027, and have partnerships with CUSTOMCELLS and InoBat to industrialize and produce the battery cells for Lilium.

External testing data and in-house measurements of the pouch cells have yielded density levels that we project to enable the intended operating aircraft range of up to 175 kilometers (our maximum target at entry into service). This prediction is based on our testing and simulation of engine efficiency as well as on well-known and standard prediction methods for aircraft design for batteries, engines, motors and other components of the aircraft. We anticipate energy density levels and power levels at low SoC to further improve, which will improve the operating range of our Lilium Jet as these improvements occur.

We anticipate that the battery should provide a sufficient cycle life. We are continuing to test and optimize the cycle life of the prototype cell being designed for the Lilium Jet with such full-size prototype battery cells having demonstrated 88% capacity retention after 800 cycles with 100% depth of charge and discharge (1C/1C cycles) in strenuous cycle life tests carried out by a third-party independent laboratory. Cost is another key factor within the operating economics of our Lilium Jet. In terms of technology and production, our cells will be produced at a premium over automotive batteries in order to meet our stricter aerospace safety and performance requirements.

We are targeting a battery system to be capable of fast charge, which is key to enable smooth operations and quick turnarounds. We are working with leading suppliers for charging technology, such as Star Charge, using equipment based on established chargers initially developed for the electric car and trucking industry. We intend to adopt the Combined Charging System (“CCS”) standard, a direct current charging connector used for rapid charging, for charging the Lilium Jet, which appears to also have been adopted by multiple leading eVTOL OEMs. We expect this will allow for interoperability of the Lilium Jet with industry standard chargers. In September 2023, the General Aviation Manufacturers Association published a report noting that shared, standardized charging infrastructure offers numerous benefits over multiple proprietary protocols developed by OEMs.

We have partnered with Star Charge, a global leader in electric vehicle charging infrastructure and microgrid solutions, to develop, customize, and provide charging systems for our Lilium Jets. Star Charge’s fast-charging system will be fully compatible with the Lilium Jet and other eVTOLs compatible with CCS. By using Star Charge’s CCS chargers, Lilium expects to reduce charging times significantly, in comparison to other chargers without liquid cooled charging cables. We expect reduced charging times will support reduced turnaround times between flights and provide higher utilization of the Lilium Jet.

Our battery system design consists of multiple independent packs each built up of multiple modules, creating significant redundancy across the energy system as a whole. We are designing the battery casing to protect against the effects of multiple-cell thermal runaway. When thermal runaway occurs in a module, it needs to be contained within the module, with the remaining modules and packs remaining unaffected to supply enough power and energy for continuous safe flight and landing. We have successfully validated a battery system in the Phoenix technology demonstrator, incorporating many of the technologies of our envisioned series solution. We continue to conduct technology development and demonstrations to determine the most appropriate technology for the Lilium Jet. The challenges and risks intrinsic in refining our battery system may take longer or be more difficult or costly than we anticipate. The full battery and energy management system will be certified as a part of the aircraft certification process and will undergo rigorous testing to prove compliance with the requirements set by the authorities. We are developing the battery pack design and energy management in-house as part of our core technology, while we work with third parties on the design of the battery cells and some components of the energy management system.

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

Having a high number of independent flaps makes the flight control system highly redundant. If a flap fails, the flight control system’s health monitoring detects the failed flap and redistributes the thrust to stabilize the jet, avoiding large altitude or angle transients. Another advantage of the design is that air is drawn in over the wing, creating a “high lift” system at low speeds, so that the jet can be efficiently controlled at low forward speeds required for final approaches and with less than half of the power consumption expected to be required in hover flight.

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

We plan to achieve our safety standards in many cases through systems redundancy. For example, the Lilium Jet can lose two battery packs or multiple engines and still implement a vertical landing because the Lilium Jet will have multiple redundant battery packs that work in parallel to supply the required power, as well as 30 independent ducted fan engines. The engines can contain blade-loss and other rotor failures within the engine ducts without damaging parts of the airframe. All avionics, engine controllers, battery management and other complex electronics are based on dissimilar and redundant architectures.

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

Patent filings across our portfolio are intended to protect key inventions in the Lilium Jet and its sub-systems. Our patents and patent applications cover essential differentiated technology innovations, such as the aircraft’s general architecture, propulsion system, energy storage and management system, aerostructures and flight control systems.

We have two granted patents in the U.S. and two granted patents in Germany covering the multi-wing aircraft architecture engine arrangement. Further, to protect the appearance of the Lilium Jet, we registered two sets of design patents.

As of the end of February 2024, we have been granted 19 patents by the European Patent Office (the “EPO”), German Patent and Trademark Office (“DPMA”) and United States Patent and Trademark Office (“USPTO”) protecting among others our unique energy managements system and power architecture. Also, as of the end of February 2024, we have filed a total of 106 patent families (first filings). To help secure and protect our core technology and intellectual property globally, we file many of these patent applications in other jurisdictions, such as the U.S., China, Brazil, India, Republic of Korea, and Japan. In total, as of the end of February 2024, we have filed 285 patent applications of which 188 have been published.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we plan to file additional patent applications when we determine it would benefit our business to do so.

Research and Development

Our research and development expenses for the years ended December 31, 2022 and 2023 were €175.6 million and €183.8 million, respectively. Our research and development expenses represented a significant percentage of our operating expenses for the years ended December 31, 2022 and 2023, none of which have been capitalized. For more information about our research and development expenses and our capital expenditures over the past two years as well as how we intend to finance our research and development expenses and our capital expenditures, see “Item 5. Operating and Financial Review and Prospects.”

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

We invested significant focus and efforts into the preliminary design phase, based upon the intended aircraft architecture and design, to mature the technology through extensive testing and prototyping. We performed a rigorous PDR and started releasing design data to our aerospace supply chain in 2022. PDR consisted of a comprehensive series of technical reviews to assess whether the aircraft architecture would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and rates. Completion of the PDR gives the green light for engineering to finalize detailed designs and for procurement to ramp up supplier contracting and launch design and development work in the supply chain. We plan to leverage our supply chain’s capabilities both for the development program and to facilitate a rapid transition into volume production once we have received Type Certification. We are also working to confirm the airworthiness demonstration requirements (Means of Compliance and Certification Plans) to be agreed with the airworthiness authorities (e.g., EASA), which will help us to de-risk our program up-front.

We commenced CDR in 2023 and will continue to evaluate our overall program and launch timeline. Going from PDR to CDR means developing further the detailed design ahead of first production of the Lilium Jet, making key detailed technical trade-off decisions and understanding how these will impact the key attributes of the aircraft program, such as schedule, cost, performance and weight. CDR demonstrates that the design is mature enough to be manufactured, assembled, integrated and tested with Type Certification as a goal.

Commercial and Business Operations

Pricing

We currently estimate that the first generation Lilium Jet will have a list price of approximately €10 million in the case of private sales (inclusive of expected aftermarket services and maintenance plans) and approximately €7 million in the case of fleet sales. “List price” is not indicative of sales price, and actual sales prices are based on future economic, competitive, regulatory and other considerations, many of which are beyond our control.

Pricing of the aircraft for our Turnkey Enterprise solution and Private and Fractional Sales customers will be negotiated on a per deal basis and is expected to consist of a combination of the upfront sale of the aircraft and packaged aftermarket services and maintenance plans. We are also offering our fleet customers aftermarket service and maintenance plans that include Lilium Jet parts and materials, maintenance and labor services, as well as in-service support. Please see “—Aftermarket Services and Maintenance Plans” below.

We believe we will be able to achieve a competitive price when compared to sales of similar sized aircraft, given our expected performance and its emission-free operations.

Vertiports

We intend to work with infrastructure developers and operators to build and operate Vertiports for the Lilium Jet. In Florida, our target is for the development of a Vertiport network across the major urban centers in southern and central Florida. All our networks are intended to be built around the principle of working with other companies that will develop, own and operate the infrastructure. Our business model contemplates that we will work with infrastructure developers to establish new Vertiports or retrofit existing aerodromes to be fit-for-purpose, in which Lilium Jet operators plan to reimburse them for the development costs through a combination of lease payments and activity-based fees. We anticipate that some of the Vertiports in our proposed network may be exclusive to the Lilium Jet or operators of the Lilium Jet, while others will be utilized by various eVTOL and helicopter models. When our partners develop Vertiports, they work with: (a) landowners, who can provide access to buildings (such as parking garages, vacant lots and commercial loading depots); (b) infrastructure developers, who will provide financing, permits and build the infrastructure; and (c) ground service providers, who will work with their team to operate the facilities and ensure the safe and comfortable operation of Lilium Jets including the rapid turnaround of passenger and goods services.

We share the Lilium Jet’s specifications with airport operators and vertiport developers to continually collaborate with and advocate for these Vertiports to be tailored to environments and specification suitable for the Lilium Jet.

Florida Network

Based on our understanding of where we believe the Lilium Jet will provide the most benefit for our intended customers, we determined that laying the groundwork for a Florida Network would help increase sales of the Lilium Jet.

In November 2020, we signed an agreement with infrastructure development company Tavistock Acquisitions, LLC (“Tavistock”), to build a Vertiport in Tavistock’s upscale mixed-use community of Lake Nona, Florida which is part of the Orlando International Airport (“MCO”) Aerotropolis, and a short distance from Orlando’s many attractions, including Walt Disney World and Universal Orlando Resort. We have continued to engage with the MCO, Tavistock and the City of Orlando. As the partners engaged in the work to bring the first full-scale eVTOL vertiport to fruition, all parties agreed that the best location would be a vertiport on MCO’s airport property. In February 2024, Lilium announced its designation of the future MCO vertiport as a network hub for Lilium Jet operators in central Florida. MCO remains more advanced in their planning for eVTOL operations than any other U.S. major hub airport.

We believe that the building and operating of Vertiports near popular destinations will allow for the establishment eVTOL services between the cities of Tampa, St. Petersburg and the Space Coast. The MCO Vertiport is intended to be one of the first in a network of Vertiports connecting popular destinations and airports throughout Florida.

We have entered into an agreement with global infrastructure developer and operator Ferrovial setting out a framework to build a network of Vertiports across Florida, enabling a rollout of high-speed RAM. Furthermore, with Ferrovial conducting ground operations at these sites, we would have an operations leader with significant experience in aviation operations, with more than 20 years investing, developing and operating in the airport sector, including managing airports such as Heathrow in London. In late 2021, Palm Beach County approved the lease agreement for a Vertiport to be built by Ferrovial at Palm Beach International Airport for the use of operators of the Lilium Jet. Ferrovial continues to sign leases for vertiport development across the state of Florida in effort to ensure infrastructure readiness for the Lilium Jet.

UrbanV Vertiports

In June 2023, we announced a partnership with UrbanV, a leader in vertiport design and management, for the development of Vertiport infrastructure. The partnership will enable eVTOL networks for the Lilium Jet with an initial focus on Italy and the French Riviera, where UrbanV expects to launch its operations, with potential for further markets in the future. Such infrastructure is meant to enable the first eVTOL routes. We expect to benefit from UrbanV’s strong foothold and key airport access across Italy and the French Riviera.

Further Global Vertiport Opportunities

We are continuously working with airport operators and vertiport developers to conduct scoping studies and exploring the business case for building Vertiports globally, focusing on regions where we believe eVTOL adoption will be prevalent.

Vendors and Suppliers

We focus our in-house production on our core technologies, final aircraft assembly and testing. We are collaborating with leading, aerospace-approved Tier 1 suppliers for the majority of the remaining aircraft components and parts. “Tier 1 suppliers” are typically manufacturers of major components or systems that receive parts or subassemblies from the Tier 2 supply chain and then directly provide those parts to OEMs. Most of our Tier 1 suppliers are themselves approved by the regulatory authorities to manufacture critical components and are important participants within the aerospace industry supply chain.

We have signed supply agreements with several Tier 1 aerospace companies for aircraft parts, including for the avionics and flight control system, propulsion systems, inceptors, the electrical wiring and interconnect system, energy management system, seats and interiors as well the landing gear. We intend to work with established, Tier 1 companies to ensure that proper aerospace grade quality systems are established. In particular, we have signed supply agreements with: (a) Toray Industries, the world’s leading manufacturer of carbon fiber, for the supply of higher performance carbon fiber composite; (b) Aciturri Aeronáutica, a leading global manufacturer of aerostructures and aero engine components, to build the airframe of the Lilium Jet; and (c) Honeywell Aerospace, a leading technology company providing aerospace products and services, for the development, design and manufacture of our avionics system. Additionally, we have a partnership with Honeywell Aerospace and DENSO to co-develop and manufacture the electric motor for our Lilium Jet and also selected Aernnova to collaborate on and supply components for the structures supporting the Lilium Jet’s propulsion system.

In 2023, more key partners joined our aircraft program, including an agreement with DENSO for technical assistance in optimizing production at scale of the Lilium Jet’s revolutionary electric engine, and an agreement with Michelin for the design, serial production and support of the Lilium Jet’s tires. In total, we have now selected or contracted approximately 97% of the total expected aircraft bill of material cost. In 2024, we will continue to integrate new suppliers, while maintaining the requisite flexibility for further supply and cost optimization. The remaining components will be contracted progressively as required for our program (e.g., standards parts that can be sourced later).

For the battery cells to be used in the Lilium Jet, in July 2021, we signed an agreement with CUSTOMCELLS to manufacture lithium-ion battery cell at scale for the Lilium Jet. Utilizing Lilium’s licensed technology, we expect CUSTOMCELLS to industrialize battery cells for high-quality series production at its Tübingen, Germany location. In 2023, we expanded our existing partnership with InoBat (supported by InoBat’s investor and partner Gotion High-Tech) and expect production of battery cells for the Lilium Jet to commence at its plants in Voderady, Slovakia, in 2024.

We have an agreement with Palantir Technologies, Inc. for a Palantir Foundry cloud subscription that provides advanced data analytics capability, including support services, updates and related professional services.

Strategic Commercial Collaborations

As of the date of this Annual Report, Lilium had an order pipeline consisting of 42 binding orders (consisting of sales agreements, production slot reservations, and options for production slot reservations) in addition to potential sales of up to 690 Lilium Jets in the U.S., U.K., Brazil, Spain, France, Italy, Benelux, Norway, the Kingdom of Saudi Arabia, Cyprus, Israel and the UAE.

In 2023, we entered into dealership agreements regarding prospective sales of Lilium Jets by authorized dealers in certain markets, including with ArcosJet DMCC (regarding private sales in the UAE, Israel and Cyprus) and EMCJET (regarding private sales in the U.S.).

On July 31, 2021, we executed a term sheet in which we agreed to enter into negotiations with Azul to establish a strategic collaboration whereby Azul is expected to commit to purchase 220 Lilium Jets for an aggregate value of up to $1.0 billion, subject to completion of aircraft certification activities and receipt of any required regulatory approvals. As part of the anticipated agreement, we would provide an aircraft health monitoring platform to assist in the maintenance of the Lilium Jets sold to Azul, and Azul would operate the Lilium Jets; in addition, Azul would assist us in pursuing type certification of the Lilium Jet in Brazil and by marketing the service in Brazil, subject to obtaining the requisite type certification for the Lilium Jet from the applicable regulatory authorities. Both parties would also support the setup of a local Vertiport network in Brazil. The parties have further agreed to work with one another with respect to the establishment of eVTOL products or services in Brazil until the earlier of the execution and delivery of definitive agreements or the expiration of the term sheet, subject to earlier termination for certain non-performance events. Further, we granted Azul a limited right of first refusal on any firm offer Lilium receives from private operators to purchase Lilium products or services in Brazil.

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

Completion of the strategic collaboration and the final commercial terms thereof are subject to further negotiation and execution of definitive agreements, and the operation of a joint eVTOL service in Brazil is subject to obtaining the requisite type certification for the Lilium Jet. In January 2023, Azul and Lilium agreed to extend the period in which the definitive agreements are to be finalized by one year and in December 2023 agreed to further extend the period by an additional six months. There can be no assurance that definitive agreements for the contemplated strategic collaboration with Azul will be entered into on the anticipated timeline or at all or that the final commercial terms for the proposed collaboration with Azul will not differ, including materially, from the terms currently contemplated by the parties.

Lilium has also entered into a non-binding MOU with NetJets, the world’s largest private aviation company. Pursuant to the MOU, we expect to work with NetJets to expand our product and commercial offerings. The proposed intent of the parties in the MOU is for NetJets to have the right to order up to 150 Lilium Jets for its fractional ownership program in the U.S. and Europe. Furthermore, NetJets would prospectively support Lilium Jet sales to private individuals whose aircraft would then be managed by NetJets or its affiliates. The proposed arrangement with NetJets remains subject to the parties negotiating final commercial terms and entering into definitive agreements for the contemplated arrangements. Furthermore, Lilium has also entered into an agreement with NetJets’ affiliate FlightSafety International Inc. (“FSI”) to provide products and services, such as courseware, immersive and mixed reality training devices, and crew training to support Lilium Jet operations.

Also in 2022, U.S.-based operator, Bristow Group Inc., selected the Lilium Jet to develop its eVTOL business line, obtaining rights to order up to 50 Lilium Jets. Bristow also intends to cooperate on maintenance for the Lilium Florida network. In addition, Lilium signed MOU agreements with AAP in Scandinavia, covering up to 40 Lilium Jets, with the ASL Group in the Benelux, for up to six Lilium Jets, and Helity Copter Airlines in Southern Spain, for up to five Lilium Jets. GlobeAir, an innovative business jet operator based in Austria, signed a memorandum of understanding (“MOU”) with Lilium with the intention to purchase 12 aircraft to operate in Northern Italy and the French Riviera.

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

In December 2022, we launched the Lilium Pioneer Edition Jet for sale to private individuals. In conjunction with the launch of the Pioneer Edition, we signed a binding contract with eVolare, a subsidiary of Volare Aviation, one of the United Kingdom’s largest helicopter and private jet operators, for the sale of Lilium Pioneer Edition Jets in the U.K. With its base in Oxford, U.K., eVolare opens access to prime locations around the U.K. including London. In February 2024, we extended our partnership with eVolare and entered into sale and purchase agreements for the purchase of four Lilium Pioneer Edition Jets with pre-delivery payments and expected deliveries starting in 2026 and for the commitment to constructing vertiports at priority sites in and around London. Additionally, in 2023, we entered into binding contracts with ArcosJet for the purchase of ten Lilium Pioneer Edition Jets and with EMCJET for the reservation of the production slots for five Lilium Pioneer Edition Jets, with pre-delivery payments and expected deliveries starting in 2026.

In December 2023, we signed an MOU with the Lufthansa Group to explore a strategic partnership on eVTOL aircraft operations in Europe, including identifying innovation opportunities in aviation, discussing areas such as ground and flight operations, future aircraft maintenance, as well as crewing and flight training. In a possible strategic partnership, both companies also want to analyze the opportunities for collaboration with third parties like airports and regional partners, for instance on the advancement of infrastructure such as vertiports, airspace integration and the definition of required operation processes.

In January 2024, we announced a strategic collaboration with airport operator Fraport to explore required planning and approval steps for state-of-the-art infrastructure for the implementation of commercial eVTOL operations at airports. The partnership will start by preparing Germany and the industry for the introduction of regional electric air mobility through working with industry groups and the German government to jointly discuss and accelerate necessary regulatory work. Fraport and Lilium plan to analyze future mobility concepts for Vertiport networks that are suitable for electric aircraft. Fraport and Lilium will also examine how future Vertiport concepts for this type of mobility could look, especially at and around airports. The Fraport partnership will complement Lilium’s existing partnerships at airports across Germany including the airports of Stuttgart, Munich, Nuremberg, Cologne-Bonn and Düsseldorf.

Aftermarket Services and Maintenance Plans

We have recently introduced the eVTOL industry’s first customer service organization, named “Lilium POWER-ON.” Our customer service organization is intended to offer operators of the Lilium Jet the full aircraft manufacturer services portfolio, including training services, maintenance operations, material management and global distribution, flight operations support, ground service equipment, and digital solutions. Our success depends, in part, upon our ability to service and maintain the global fleet of Lilium Jets. We expect to rely on a combination of utilizing aftermarket material sales and service providers plus service offerings we will develop in-house. With our planned network of exclusive training, material distribution service providers, authorized service centers, and licensed ground support equipment providers, we intend to control access to and use of our proprietary technology, thereby helping to insulate our company from unauthorized aftermarket competition. As the Lilium Jet enters into service and the global fleet size grows, we expect material profit contribution in recurring revenue from our aftermarket services business. We estimate the services market for the Lilium Jet will reach at least $5 billion by 2035.

To support our aftermarket services, we signed an agreement with AJW Group, an independent aircraft component parts, repair, and supply chain solutions provider, to develop global material services and distribution to support the Lilium Jet’s global aircraft operations and our aftermarket services business. The agreement provides that AJW Group will manage our eVTOL spares inventory, serving as the exclusive parts distributor for our worldwide customers, and provide warehouse and logistics services, repair and asset management.

We also have agreements with ground support equipment suppliers whose equipment is designed to perform maintenance, ground operations, towing, charging (i.e., Star Charge), and other necessary activities.

We intend to work with authorized aviation maintenance, repair and overhaul service providers (“MROs”) to service and support the Lilium Jet. MROs provide the necessary repair, service, or inspection of an aircraft or aircraft component to ensure the safety and airworthiness of aircrafts. Our business model contemplates that we will authorize and license these MROs to establish support networks to adequately cover all operating regions of the Lilium Jet. We anticipate that some of the MROs in our planned network may be exclusive to the Lilium Jet, or they may be operators of the Lilium Jet who have fleets large enough to support the investment needed to provide in-house services and support for that operator’s Lilium Jets.

We are internally developing the customer support and engineering solutions services to provide helpdesk, customer portal, account management and technical publications support for operators of the Lilium Jet. Additionally, we expect to offer flight hour rate service contracts to cover the costs of maintenance and repair of covered systems (e.g., energy system and other rotables), and fee-based in-house digital solutions for aircraft health management.

We are continuously working with aftermarket services and materials organizations to conduct scoping studies and to explore the business case for building a global support network for the Lilium Jet, focusing on regions where we believe eVTOL adoption will be prevalent.

Software

We are targeting to deliver the first Lilium Jets with certain software capabilities, including flight planning, flight data monitoring, and aircraft health management, among other capabilities.

Flight Crew and Maintenance Training

We have entered into a framework services agreements with Lufthansa Aviation Training and FlightSafety International (“FSI”) to develop educational materials to train pilots to operate and mechanics to maintain the Lilium Jet. Under the first phase of the program, we intend to collaborate on the creation of a Lilium-specific type rating training course for qualified commercial pilots that is currently being developed specifically for the Lilium Jet. We intend to design the materials and training to leverage technologies, including mixed and virtual reality, facilitating worldwide deployment of the course. The requirement for regular training to remain up to date on how to operate and maintain the Lilium Jet is an ongoing obligation of any operator or servicer of the Lilium Jet.

Additionally, we intend to partner with flight operations service providers to license the use of our proprietary information for the development of digital flight planning and electronic flight bags for use by pilots of the Lilium Jet.

Regulation

The Lilium Jet and our operations are designed to comply with the regulations, policies, and procedures of the aviation authorities, such as flight operations, crew training, airspace integration and landing site requirements, in jurisdictions where we expect the Lilium Jet to operate. In the first years after the Lilium Jet enters into service and as long as no new or changed relevant regulatory framework becomes applicable, the Lilium Jet is expected to operate under the existing aviation rules.

In August 2023, EASA published a series of proposed rules for the operation of eVTOL aircraft in cities, which was the first comprehensive proposal for such regulations to be issued globally, as well as accompanying acceptable means of compliance (AMCs) and guidance materials (GMs). These rules establish clear requirements for many aspects of eVTOL operation including, for example, energy planning and management, pre-flight planning, flight crew licensing. Lilium has pro-actively contributed to the making of these rules and materials as part of relevant working groups and believes the proposed framework strikes a balance between the high levels of safety while allowing for flexibility for innovative air mobility concepts to efficiently come to market.

In June 2023, the FAA proposed a Special Federal Aviation Regulation (“SFAR”) for pilot certification and operations for eVTOL aircraft, to which Lilium provided comments. It is expected that the SFAR may not be finalized until the end of 2024.

Meanwhile, many countries (e.g. Italy, Germany, the UK, and multiple countries in the Middle East) have started developing strategies and are amending their regulatory frameworks to allow for the introduction and operation of eVTOL in their respective jurisdictions. We continue to interact with and provide input to regulators in those countries to support the process of creating new or amending existing regulations.

Aircraft Certification

We are designing and producing the Lilium Jet to industry aeronautical standards and applicable regulatory requirements. EASA, who is our primary airworthiness authority, has been a pioneer of eVTOL standards, being the first aviation safety agency worldwide to develop and communicate a comprehensive ruleset for eVTOL aircraft. In July 2019, EASA published a novel set of rules for the certification of eVTOL aircraft, “Special Conditions for Small-Category VTOL Aircraft” (“SC-VTOL”), applicable to aircraft with a maximum of nine passenger seats and a maximum certificated take-off mass of 3,175kg or less. In August 2023, in Opinion No. 03/2023, EASA announced that SC-VTOL would be extended to maximum certificated take-off mass of 5,700kg or less. We intend that the Lilium Jet will be first certified by EASA under SC-VTOL, which currently represent the highest safety objectives globally for eVTOL aircraft.

Once certified by EASA, we expect that the Lilium Jet Type Certification will be recognized by national civil aviation authorities around the world, since many countries’ national civil aviation authorities have bilateral agreements, working arrangements or other collaboration activities with EASA (examples may, but are not guaranteed to include, certain countries within the Middle East, China, Southeast Asia, and major parts of Central and South America). As a result, we believe that our Lilium Jet will be allowed to operate in any country that recognizes and accepts the EASA regulatory standard, which would potentially enable us near-global market access. While there is no guarantee that regulatory authorities in any other country will accept these standards, airlines regularly rely on bilateral agreements to operate internationally. Further, to help ensure the Lilium Jet will be able to operate in key regions, in 2022, we started concurrent certification of the Lilium Jet through validation with Brazil’s National Civil Aviation Agency, and, in 2023, with the United Kingdom’s Civil Aviation Authority and the UAE’s General Civil Aviation Authority. We have also started discussions with the Kingdom of Saudi Arabia’s General Authority of Civil Aviation for certification of the Lilium Jet.

We are also pursuing concurrent certification of the Lilium Jet through validation of the Lilium Jet by the FAA under the provisions of the Bilateral Aviation Safety Agreement between the EU and U.S. (“BASA”). We applied for the Type Certification in 2017 and for concurrent FAA Type Certification validation in 2018 through provisions provided by the BASA. In 2018, both EASA and the FAA accepted our application for certification, and we have been in frequent interaction with both authorities since then. A multitude of general and technical familiarization activities have been performed to engage EASA and the FAA in the development of the Lilium Jet.

EASA certification process

In December 2020, EASA issued the initial Type Certification Basis, CRI A-01 for the Lilium Jet. The CRI A-01 includes EASA’s SC-VTOL in addition to a published Special Condition for Electric and Hybrid Propulsion Systems among other applicable airworthiness criteria. The CRI A-01 is the equivalent to the G-1 issue paper from the FAA. The CRI A-01 represents a significant milestone in the certification process since it provides a roadmap of airworthiness requirements that will be relevant for full Type Certification of the Lilium Jet. Initial aircraft and system certification plans have been released to EASA.

A detailed certification program, including all MoCs, was defined over the course of 2022. In 2024, we will work to agree remaining MoCs and the regulator’s level of involvement within our certification activities. The certification program sets the stage for the design and compliance demonstration process. After successful verification by EASA, the Lilium Jet would receive Type Certification in accordance with stated regulatory standards, which certifies compliance to the certification basis for the Lilium Jet.

We also initiated the process to obtain a Design Organization Approval (“DOA”) issued by EASA for the design and certification of the Lilium Jet and a Production Organization Approval (“POA”) issued by the German Aviation Authority (Luftfahrt-Bundesamt (LBA)) for the Lilium Jet’s manufacture.

In 2017, the DOA program was initiated with the Type Certification application. We prepared and submitted all DOA processes for engineering and airworthiness certification to EASA for the initial investigation activity. We started process roll-out, training and proper application in 2020 and performed the first comprehensive set of EASA on-site audits in 2021. In 2022 and 2023, Lilium successfully completed three further DOA audits with EASA that culminated in EASA awarding DOA to Lilium in November 2023. According to our DOA, we are qualified to design and be a type certificate holder for aircraft developed according to the SC-VTOL standard. The DOA will de-risk our Type Certification activities as its supports speeding up type certification process as we have delegated authority for certain certification tasks allowing more independence from EASA resources. Additionally, the DOA will enable us to conform our type conforming prototype aircraft for ground and flight-testing activity. As of the date of this Annual Report, we are the only eVTOL manufacturer globally that is authorized to design and build under the SC-VTOL standard.

The POA program started with the application to the LBA in May 2020. The Production Management System to demonstrate compliance to EASA regulations has been filed with the LBA for review. Fast prototyping capabilities supporting design development, validation and verification are in place. The first audits by the LBA are scheduled to occur in the second half of 2024. We expect to receive our POA concurrently with our Type Certification.

FAA certification process

In May 2022, the FAA announced they were modifying their approach to eVTOL certification so that most eVTOL aircraft, including the Lilium Jet, will be certified by the FAA as a special class powered-lift aircraft pursuant to 14 CFR Section 21.17(b). The FAA’s first publication of these Special Class Airworthiness Criteria for eVTOL’s was published on the Federal Register in November 2022 and attracted substantial comments from industry and other Civil Aviation Authorities. As reported in June 2023 by the Inspector General for the U.S. Department of Transportation, it appears significant regulatory challenges remain that could impact eVTOL manufacturers whose primary regulator is the FAA.

Due to the FAA’s modified approach to eVTOL certification, a new set of operating rules were required for powered-lift aircraft operating in the U.S. In June 2023, the FAA issued a Notice of Proposed Rulemaking proposing a SFAR for pilot certification and operations for eVTOL aircraft, which attracted substantial comments from the AAM industry. We provided comments in line with other eVTOL OEMs. Finalization of the SFAR is a necessary precursor for the introduction of commercial eVTOL operations in the U.S., however, it is expected that the SFAR may not be finalized until the end of 2024. Given these developments, we believe the FAA will likely trail EASA in promulgating a complete set of certification standards and operating rules for eVTOL entrants, which could delay the introduction of commercial eVTOL operations in the U.S.

Notwithstanding, in June 2023, the FAA issued its G-1 certification basis necessary for the FAA Type Certification of the Lilium Jet. Internal analysis of the G-1 certification basis issued for the Lilium Jet and feedback from EASA have indicated significant alignment by the FAA to EASA’s SC-VTOL standard. We are, at present, the only eVTOL manufacturer with both an EASA and FAA certification basis for a powered lift eVTOL. However, as the FAA is developing its standards, entrants into the eVTOL industry, including us, may need to adjust their certification approach with the FAA in accordance with such developing standards.

We believe that after securing Type Certification from EASA (which has promulgated the highest safety objectives globally for eVTOL aircraft), the Lilium Jet will secure concurrent Type Certification from the FAA under the BASA allowing the Lilium Jet to operate in the U.S.

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

Among the eVTOL companies, we consider Joby Aviation, Archer Aviation, Vertical Aerospace and Beta Technologies as some of our key competitors. With the exception of Beta Technologies, which has chosen a five-passenger lift and push concept, these companies are developing differing four passenger eVTOL aircraft with electric-powered tilt rotors that we expect will have lower payload potential than our Lilium Jet. Joby Aviation and Archer Aviation in particular focus on shorter routes, with an average trip length of approximately 25-50 miles. Joby Aviation has reported a projected range of up to 100 miles on a single charge, and Archer Aviation has reported a projected range of up to 100 miles at up to 150 miles per hour. Vertical Aerospace targets a range of 100 miles at 150 miles per hour. Beta Technologies projects a range of 250 nautical miles.

The majority of our competitors use “open propeller” eVTOL architectures. We employ our own proprietary DEVT technology, a differentiated propulsion system refined over many years, which provides four mission critical advantages:

●	Low Noise: the presence of ducts around the fans stops noise from radiating freely into the environment. Furthermore, we will employ acoustic liners within the fan duct, which will lower the noise further. We estimate that our noise footprint at take-off will be meaningfully lower than open propeller eVTOL configurations of similar weight, which we expect will permit Lilium Jets to land more often and in more locations (that have communal noise restrictions) than competitor aircraft, increasing our potential network density and market potential.
●	Highest Market Penetration for Ducted Fans in Commercial Aviation: ducted fans are standard in the aviation industry — with a vast majority of commercial airliners and business jets employing ducted fan propulsion systems. Fan ducts improve aircraft and passenger safety by mitigating damage to the aircraft that can be caused by blade failure and loss. Ducted fans also generate less vibration than open propellers, improving the passenger experience. Further, we believe passengers prefer ducted fans to open rotors as over 95% of all global airplanes use ducted fans.
●	Payload Capacity: electric turbo fans have a smaller footprint than open propeller eVTOL propulsion systems, which means that aircraft using ducted fans need commensurately less rotor surface area than an open propeller aircraft of the same weight to provide the necessary thrust. Consequently, use of ducted fans allows us to make heavier aircraft with higher passenger/cargo capacity while still meeting the maximum size limit of a standard helipad. Greater passenger/cargo capacity is expected to directly translate into higher revenue potential per jet and higher margins, because approximately 50% of the operating costs (pilot, landing fees) are fixed (per aircraft) and do not scale with increased passenger/cargo capacity.
●	Footprint and Scalability: we expect open propeller eVTOL configurations will be very difficult to scale to heavier aircraft with more payload without significantly increasing rotor tip-to-tip span (footprint) or noise levels. In contrast, the smaller footprint of DEVT enables greater flexibility to scale to, for example, an equivalent larger eVTOL aircraft while still being able to take off and land on most standard helipads. This increased payload would translate into higher revenue and margins per jet or, if necessary to address competitive pressures, to drive down prices for consumers in the long term.

Capital Resources and Liquidity Requirements

Since our founding, we have relied on external financing for our operations, including research and development activities, as well as for the organizational processes and resources required for these activities. Prior to the Business Combination, we had raised approximately $375 million from our investors through preferred share and convertible loan issuances. Pursuant to the Business Combination and related 2021 PIPE Financing, we received approximately $464 million in net proceeds. The Company also received aggregate gross proceeds of approximately $12.6 million from the sale of Class A Shares pursuant to an equity line of credit, which was terminated by the Company in November 2022. In November 2022, the Company completed an approximately $119 million capital raise pursuant to which it sold Class A Shares and 2022 Warrants in the Registered Direct Offering and 2022 PIPE. In 2023, Lilium raised approximately $292 million through the partial pre-funding of the Aceville Warrants, the sale of Class A Shares in a public offering and the sale of Class A Shares and the 2023 Warrants in the 2023 PIPE.

Given our development stage and operating structure, most of our expenses to date are tied to headcount and development of our prototypes. We expect to continue to incur significant expenses in the foreseeable future in connection with our ongoing activities, particularly for completing the Type Certification process, building our serial production factory, launching commercial operations and ensuring all infrastructure and talent resources are in place. In addition, we expect to incur costs associated with operating as a U.S. public company. We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the Lilium Jet targeted to occur in late 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. In view of the foregoing, in the future, the Company is expected to generate cash from pre-delivery payments from customers, the issuance of additional equity securities, and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of the control of the Company. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

We are subject to risks related to the development and commercialization of our Lilium Jets and our services, as further discussed in “Item 3. Key Information — D. Risk Factors,” and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We expect that we will need to obtain additional financing to fund our future operations as we grow our production capabilities, expand into a global business and establish the right footprint for our customer services and infrastructure. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance our future operations, we have concluded that there is substantial doubt about our ability to continue as a going concern. See also “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Substantial Doubt about the Company’s Ability to Continue as a Going Concern.”

Employees and Consultants

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2021, we had 964 employees, comprised of 745 internal employees as well as 219 full- or part-time contractors. As of December 31, 2022, we had 947 employees, comprised of 838 internal employees as well as 109 full- or part time contractors. As of December 31, 2023, we had 864 employees and 91 full- or part-time contractors. Many of our employees and contractors have had prior experience working for a wide variety of reputed aerospace, airline, jet design and customer service organizations. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our employees is represented by a labor union or covered by collective bargaining agreements.

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

C. Organizational Structure

The following diagram depicts our organizational structure as of the date of this Annual Report:

D. Property, Plant and Equipment

We have an approximately 175,000 square foot manufacturing and testing facility at the Oberpfaffenhofen airfield at our headquarters near Munich, Germany. In 2022 and 2023, we expanded our footprint at the Oberpfaffenhofen airfield by approximately 50,000 square feet by building our battery assembly building and logistics hub. Construction on these expanded facilities began in early 2022 and was completed in the second quarter of 2023. This manufacturing and testing facility is leased from the Special Airport Oberpfaffenhofen, which was responsible for the related construction and expansion activities.

At our headquarters site, we have developed and built our technology demonstrators, where in December 2023 we started production of the Lilium Jet. Facilities at our headquarters include our manufacturing and testing center, propulsion and aerostructures facility, final assembly building, and the newly constructed battery assembly building and logistics hub, where aircraft parts are readied for integration into the Lilium Jet on our final assembly line. These facilities are all co-located on our headquarters campus at the Oberpfaffenhofen airfield, which supports efficiency and connectivity between our engineering, operations, supply chain, and production teams.

Our current manufacturing capability covers almost all aspects of assembling the Lilium Jet, including assembling the battery packs for the Lilium Jet, aerostructures pre-assembly, and the final assembly line. We have also installed a composite center for repair and replacement capability to support our final assembly line. To support continuing research and design work, including testing of various aspects of the Lilium Jet, we have also established a tech lab for fast prototype manufacturing, including a computer numerical control machine shop, metrology lab, special processes testing facilities, and a 3D-print shop.

Our initial goal is to achieve an annual production capacity sufficient to meet demand for the Lilium Jet at our headquarters facility. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation and manual assembly for high volume operations and aircraft production. This includes employing a digital planning and execution approach throughout the internal production lifecycle, utilizing, to the highest extent where possible, electric-powered machinery and equipment.

Thereafter, in due course depending on the ramp-up of our business yet well in advance of reaching full capacity at our headquarter production facility, we intend to implement a larger scale production system, potentially across various locations globally, using the scalable production blueprint established at our HQ production facility. For this phase, we may collaborate with experienced aerospace or automotive manufacturers, key suppliers and strategic partners to scale our production capacity.

Additionally, we have ownership of specialized machinery necessary to produce the parts for our Lilium Jet, which are located at certain of Tier 1 aerospace suppliers’ premises.

ITEM  4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM  5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of Lilium’s consolidated results of operations and financial condition. The discussion should be read together with the consolidated audited financial statements for the years ended December 31, 2023, 2022 and 2021 and the related notes that are included elsewhere in this Annual Report. The following discussion is based on the consolidated financial information of Lilium N.V. prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this section or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve assumptions, risks and uncertainties. You should review the sections titled “Item 3. Key Information — D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section of this Annual Report generally discusses the financial statement line items and year-to-year comparisons between the years ended December 31, 2023 and 2022. Discussions of financial statement line items for the year ended December 31, 2021 and year-to-year comparisons between the years ended December 31, 2022 and 2021 that are not included in this Annual Report can be found in “Item 5. Operating and Financial Review and Prospects” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

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

Currently, our development efforts are focused on finalizing the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with EASA and the FAA, focusing on quality, compliant and on time deliveries from suppliers, and building out our manufacturing capacity. We plan to rely on two business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet aircraft through private or fractional ownership sales. Second, we plan to provide a turnkey enterprise solution by selling fleets of four- and six-seater Lilium Jet models, and related aftermarket services, directly to aircraft operators and other commercial customers.

Trends and Other Factors Affecting Results of Operations

Continuing Development and Commercialization Activities

We expect continued substantial operating expenses in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales and Turnkey Enterprise business solutions.

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

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the Lilium Jet. We anticipate substantial pre-delivery payments that we have included and intend to include in our binding contracts to become available for our use towards the significant additional costs of certifying the Lilium Jet upon our first manned flight test of the type conforming aircraft. In view of the foregoing, in the future, we expect to generate cash from pre-delivery payments from customers, the issuance of additional equity and/or debt securities, and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of our control. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Preliminary Design Review & Critical Design Review

In late 2021, we opened our PDR, an important milestone in traditional aerospace product development. PDR has now been successfully concluded. This process consisted of a comprehensive series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and rates. The PDR process has helped us to refine and optimize the aircraft’s design, as well as to identify and mitigate program and certification risks.

Further, we commenced CDR in 2023 and will continue to evaluate our overall program and launch timeline. Going from PDR to CDR means developing further the detailed design ahead of first production of the type conforming aircraft, making key detailed technical trade-off decisions and understanding how these will impact the key attributes of the aircraft program, such as schedule, cost, performance and weight. CDR demonstrates that the design is mature enough to be manufactured, assembled, integrated and tested with Type Certification as a goal.

We continue working in close alignment with EASA toward the next major milestone on the Lilium Jet’s path to Type Certification. See also “Item 3. Key Information — D. Risk Factors — Risks Related to our Business and Financial Position — Any delays in the development, certification, manufacture and commercialization of the Lilium Jets and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.”

COVID-19 Risks and Uncertainties, War in Ukraine and Geopolitical Conflicts

Uncertainty regarding the consequences of the COVID-19 pandemic and the possibility of emergent variants thereof causing an increase in global infection rates negatively impacted our ability to develop a precise forecast for product development in prior periods. The extent to which COVID-19 continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of new and emerging variants and their severity, the actions to contain such variants and treat their impact, restrictions on shared or air transport and the effect of such variants on economic conditions and commercial activity. Based on the latest developments, we are expecting business operations to continue.

We continue to closely monitor any effects of COVID-19, and while the pandemic has not resulted in a material slowdown in our engineering, testing, certification and production activities, adverse developments could cause our operations and the operations of our vendors, suppliers and commercial partners, including infrastructure, airline, training and other business partners, to be adversely impacted, and adverse developments from COVID-19’s ongoing economic and health repercussions could negatively impact our future field engineering, testing and certification processes and manufacturing capacity, as well as our commercial activities, including potential delays and restrictions on our ability to recruit and train staff. COVID-19 could also affect the operations of our suppliers and business partners, which has resulted and may continue to result in delays or disruptions in the supply chain of our components, parts and materials and which could delay the development and rollout of Vertiport networks and our commercial operations. We will continue to closely monitor developments with respect to COVID-19, including any continuing changes in consumer and business behavior, unease with shared transport, market downturns, supply chain disruptions, shortages of raw materials and finished goods and possible future restrictions on business and individual activities. For additional information on risks posed by the COVID-19 pandemic, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We face risks related to health epidemics, including the COVID-19 pandemic” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Reliance on Third Parties — Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs.”

We are also actively monitoring the impact of the war in Ukraine. Although we do not have any operations or direct suppliers located in Ukraine, Belarus or Russia and have not experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the Lilium Jets, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increase inflationary pressures and adversely affect our anticipated unit and production costs, increase raw material costs and cause further disruption to supply chains, impacting our ability to successfully contract with suppliers and could have other adverse impacts on our anticipated costs and commercialization timeline.

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

Finally, we are also actively monitoring other geopolitical conflicts and tension, including the imposition of and changes in foreign investment, economic sanctions and trade control regulations that could adversely impact our business. There is currently no material impact on our operations from applicable foreign investment, economic sanctions and trade control regulations. However, the imposition of and changes in such regulations in the future could adversely impact our business.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors, including the impact of inflation, changing interest rate environment, and the access to capital or debt at a favorable cost, on our business and planning. These factors put pressure on our costs for employees, raw materials and other parts and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

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

Going Concern

Our financial statements for the year ended December 31, 2023 have been prepared assuming that Lilium will continue as a going concern, but there is substantial doubt about the ability to continue as a going concern as described in “— B. Liquidity and Capital Resources” below.

Fundraising Activities

In May 2023, the Company issued the Aceville Warrants to purchase an aggregate of up to 184,210,526 Class A Shares at an exercise price of $1.00 per Class A Share. The exercise price of the Aceville Warrants was partially pre-funded in May and July 2023, resulting in aggregate gross proceeds to the Company of $175 million and a remaining exercise price of $0.05 per Class A Share. The holder of the Aceville Warrants is not entitled to the return or refund any portion of this pre-paid exercise price under any circumstance. In July and August 2023, the holder exercised a portion of the Aceville Warrants by paying the remaining $0.05 exercise price per Class A Share to purchase an aggregate of 24,007,607 Class A Shares, resulting in additional gross proceeds to the Company of approximately $1.2 million. As a result and as of the date of this Annual Report, the Aceville Warrants are exercisable for up to 160,202,919 Class A Shares. The Aceville Warrants when held by Aceville Pte. Limited (“Aceville”) will not be exercisable to the extent such exercise would result in Aceville (together with its affiliates or other similarly related parties) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Company’s capital immediately after giving effect to the issuance of Class A Shares issuable upon exercise of such Aceville Warrants, unless certain governmental approvals are obtained or not required. Aceville Warrants held by any holder will not be exercisable to the extent their exercise would result in such holder (together with such holder’s affiliates or similarly related parties) beneficially owning in excess of 19.99% of either the number of or the voting power of the ordinary shares immediately after giving effect to the issuance of Class A Shares issuable upon exercise of such Aceville Warrants or if certain government approvals would be required, in each case, unless certain approvals are obtained or not required.

In July 2023, the Company consummated a public offering of 57,692,308 Class A Shares for aggregate gross proceeds of approximately $75 million. In July and August 2023, the Company consummated the 2023 PIPE for the sale of 32,146,147 Class A Shares and 2023 Warrants to purchase an aggregate of up to 8,036,528 Class A Shares at an exercise price of $2.00 per Class A Share.

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

Selling Expense

Selling expenses consist of personnel expenses, including salaries, benefits and share-based compensation, for all personnel directly involved in business development and marketing activities. Such expenses are incurred to prepare for providing RAM services, enabling Lilium to commence commercial operations and for marketing and external communications. Our sales and marketing efforts are conducted through a highly specialized sales team related to the commercialization of our service. Our investment in sales and marketing will continue to grow as we continue to expand our team globally.

Finance Income

In 2023, finance income consisted primarily of: change in the fair value of our warrants; interest income primarily earned from fixed-term deposits and cash at bank; and the change in the fair value of the over-allotment option of the underwriters in a Confidentially Marketed Public Offering (“CMPO”) following the expiration of such options. The CMPO underwriters’ over-allotment option is described in Note 21 to our consolidated financial statements included in Item 18 of this Annual Report. In 2022, finance income consisted primarily of the change in the fair value of our warrants.

Finance Expense

Finance expenses in 2023 consisted primarily of the change in the fair value of our warrants. In 2022, finance expenses consisted primarily of: negative interest paid on cash held at bank and short-term fixed deposits; implied interest expense associated with lease obligations under IFRS 16; and a reduction of the fair value of the ELOC purchased put option. The ELOC purchased put option is described in Note 21 to our consolidated financial statements included in Item 18 of this Annual Report.

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

Results of Operations

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

	Year Ended December 31,		Change
in € thousand	2023	2022	(Absolute)	(%)
Revenue	—	—	—	—
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Research and development expenses	(183,760)	(175,618)	(8,142)	5%
General and administrative expenses	(81,280)	(93,887)	12,607	(13)%
Selling expenses	(10,759)	(12,929)	2,170	*n.m %
Other income	8,136	6,808	1,328	*n.m %
Other expenses	(3,028)	(3,268)	240	*n.m %
Operating loss	(270,691)	(278,894)	8,203	(3)%
Finance income	15,335	30,322	(14,987)	(49)%
Finance expenses	(131,059)	(1,995)	(129,064)	6,469%
Financial result	(115,724)	28,327	(144,051)	(509)%
Share of loss of a joint venture / associate	(2,370)	(2,823)	453	*n.m %
Loss before income taxes	(388,785)	(253,390)	(135,395)	53%
Income tax benefits / (expense)	(334)	326	(660)	*n.m %
Net loss for the year	(389,119)	(253,064)	(136,055)	54%

*n.m. marks changes that are not meaningful for further discussion

Research and Development Expenses

Research and development expenses increased by €8.2 million to €183.8 million during the year ended December 31, 2023, from €175.6 million for the year ended December 31, 2022. Professional services, which include consulting, supply-chain development costs and contractor services in relation to research and development activities conducted with suppliers and partners in readiness for entry into service (EIS), increased by €2.7 million due to a large increase in purchased services related to program spend on industrialisation and R&D services at suppliers. Depreciation, amortization and impairment increased by €4.1 million during the year.

The remaining increase of €1.4 million accounted for a combination of consumables of raw materials, social security and staff costs, occupancy costs, IT and communication expenses, and travel costs.

General and Administrative Expenses

General and administrative expenses decreased by €12.6 million to €81.3 million during the year ended December 31, 2023, from €93.9 million during the year ended December 31, 2022. The decrease was primarily attributable to €9.5 million decrease in professional services primarily due to a reduction in external contractors and consultants.

The remaining decrease of €3.1 million is mainly due to decrease in insurance premium relating to our directors’ and officers’ liability insurance and IT expenses.

Financial Result

The financial result decreased by €144.0 million from a gain of €28.3 million for the year ended December 31, 2022, to a loss of €115.7 million for the year ended December 31, 2023. This is due to higher finance expense during the year of €129.1 million primarily consisting of fair value changes of unexercised warrants of €113.8 million and the fair value changes of exercised May 2023 Warrants amounting to €15.8 million. The lower financial result during the year is further contributed by the decrease in finance income of €15.0 million which is mainly caused by a decrease of €23.5 million in income from fair value changes from warrant liabilities, offset by an increase in interest income of €5.4 million and the fair value changes of over-allotment option of €3.3 million.

B. Liquidity and Capital Resources

Current Sources of Liquidity and Capital Resources

Since our inception in 2016, we have been primarily engaged in research and development of eVTOL aircraft and have consequently incurred significant operating losses. Operating losses were €270.7 million and €278.9 million for the years ended December 31, 2023 and 2022, respectively. We expect to continue to incur losses and negative operating cash flows during 2024 and for the foreseeable future, until we successfully commence sustainable commercial operations.

Since inception, we have financed our operations primarily from the issuance of our ordinary and preferred equity and convertible loans. Since our founding, we have relied on external financing for our research and development activities, as well as to the organizational processes and resources required for these activities.

In May 2023, the Company issued the Aceville Warrants to purchase an aggregate of up to 184,210,526 Class A Shares at an exercise price of $1.00 per Class A Share. The exercise price of the Aceville Warrants was partially pre-funded in May and July 2023, resulting in aggregate gross proceeds to the Company of $175 million and a remaining exercise price of $0.05 per Class A Share. The holder of the Aceville Warrants is not entitled to the return or refund any portion of this pre-paid exercise price under any circumstance. In July and August 2023, the holder exercised a portion of the Aceville Warrants by paying the remaining $0.05 exercise price per Class A Share to purchase an aggregate of 24,007,607 Class A Shares, resulting in additional gross proceeds to the Company of approximately $1.2 million. As a result and as of the date of this Annual Report, the Aceville Warrants are exercisable for up to 160,202,919 Class A Shares. If the remaining Aceville Warrants are exercised in full, we would receive additional gross proceeds of approximately $8.0 million.

In July 2023 the Company consummated a public offering of 57,692,308 Class A Shares for aggregate gross proceeds of approximately $75 million (the “2023 Public Offering”). In July and August 2023 the Company consummated the 2023 PIPE for the sale of 32,146,147 Class A Shares and 2023 Warrants to purchase an aggregate of up to 8,036,528 Class A Shares at an exercise price of $2.00 per Class A Share. If the 2023 Warrants are exercised in full, we would receive additional gross proceeds of approximately $16.1 million.

In December 2022, the Company entered into a share issuance agreement with one of its vendors for the issuance on January 5, 2023 of 3,101,523 Class A Shares against the settlement of a $4.5 million payable due to such vendor pursuant to a commercial agreement. In May 2023 and October 2023, the Company entered into two share issuance agreements with the aforementioned vendor for the issuance of 4,672,897 Class A Shares and 5,000,000 Class A Shares, respectively, against, in each case, the settlement of a $5 million payable due to such vendor pursuant to the same commercial agreement.

As of December 31, 2023 and 2022, we had cash and cash equivalents and other financial assets of €203.1 million and €205.6 million, respectively, and no substantial debt. Our cash is mainly held at banks, on hand or invested in short-term deposits or similar liquid assets. As of December 31, 2023 and 2022, we had current other financial assets of €111.6 million and €22.6 million, respectively, as well as non-current financial assets of €8.0 million and €3.4 million, respectively. In 2023, other financial assets included our €4.7 million investment in equity instrument.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The financial statements for the year ended December 31, 2023, included elsewhere in this Annual Report, have been prepared on a basis that we will continue as a going concern and that contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Company’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Historically, we have funded our operations primarily through capital raises and loans from shareholders. Since our inception, we have incurred recurring losses and negative cash flows from operations (accumulated losses were €1,359.3 million as of December 31, 2023). We expect to continue generating operating losses and negative cash flow from operations for the foreseeable future.

Our financing plan shows substantial financing needs for the foreseeable future. Based on our business plan, we depend on substantial financing to fund development activities and operations, which is not assured.

Additionally, we must reach several milestones, including completion of our research and development program, and regulatory approvals, which will have an increased importance as we progress towards commercialization. Consequently, our ability to continue as a going concern is largely dependent on our ability to successfully progress with our business model and to raise additional funds in the near future through a combination of debt financing, equity offerings, partnerships and grant funding. We plan to raise additional capital in the next 12 months and beyond through a variety of means, including the issuance of equity offerings, grants or debt securities or a combination of these financing measures in order to continue on as a going concern.

There is no certainty that we will be successful in obtaining sufficient funding through any or a combination of these financing measures. If we are unsuccessful in raising the sufficient capital, we will be required to undertake, and are committed to undertaking, additional significant cost-cutting measures, including significant headcount reductions that could mean that we would be forced to curtail or discontinue our operations.

Based on our recurring losses from operations since inception, expectation of continuing operating losses for the foreseeable future and the need to raise additional capital to finance our future operations, which is not secured yet, we have concluded that there is substantial doubt about our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this substantial doubt, we are continuing to take actions to secure sufficient financing and thus believe that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

Debt

We have no outstanding debt obligations.

Cash Flows

The following table summarizes our cash flows for each period presented (in € thousands):

	Year Ended December 31
in € thousand	2023	2022
Net cash (used in) / provided by:
Operating activities	(231,989)	(257,585)
Investing activities	(119,749)	190,294
Financing activities	254,874	117,084
Cash-based changes in cash and cash equivalents	(96,862)	49,793
Effect of foreign exchange rate changes on cash and cash equivalents	789	(13)
Effect of change in expected credit loss provisions	—	(55)
Net (decrease) increase in cash and cash equivalents	(96,073)	49,725

Cash flow used in operating activities

Net cash used in operating activities for the year ended December 31, 2023 was €232.0 million. This consists primarily of a net loss for the year of €389.1 million, offset by non-cash adjustments of €120.6 million in fair value changes of financial instruments and expected credit losses, €22.5 million share-based compensation expense, €12.7 million in depreciation, amortization and impairment expenses and €5.2 million due to changes in trade and other payables and changes in other assets and liabilities. The net cash used in operating activities is further increased by a €4.8 million decrease in net interest.

Cash flow used in investing activities

Our recurring capital expenditures have historically consisted primarily of investments in leasehold improvements, technical equipment and machinery and office and other equipment.

Net cash used in investing activities for the year ended December 31, 2023 was €119.7 million, primarily due to payments for short-term investments of €200.0 million and purchases of and advance payments on property, plant and equipment of €28.7 million, as well as investment in an equity instrument of €5.2 million. These cash used in investment activities are partially offset by €110.0 million of proceeds from short-term investments and €4.2 million of interest received.

Cash flow from financing activities

Net cash provided by financing activities for the year ended December 31, 2023 was €254.9 million primarily due to the receipt of €159.2 million for the issuance of the May 2023 Warrants, as well as €104.4 million proceeds from the CMPO and 2023 PIPE transaction. The increase is partially offset by the payment for €6.1 million in transaction costs incurred for capital raising and €3.4 million of principal elements of lease payments.

Material Cash Requirements

We expect our operating expenses to increase in connection with our ongoing activities, particularly as we continue to advance the development and certification of our Lilium Jets and the commercialization of our Private and Fractional Sales and Turnkey Enterprise solutions.

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

We currently estimate that we will require substantial additional cash to fund our operations until our first manned flight test of the Lilium Jet targeted to occur in late 2024, following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. In view of the foregoing, in the future, the Company is expected to generate cash from pre-delivery payments from customers, the issuance of additional equity securities and grants and subsidies from governmental authorities. Any future financing is subject to market conditions and other factors, and our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are outside of our control.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our Lilium Jets and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our services. As a result, our future capital requirements may be uncertain, and actual capital requirements may be different from those we currently anticipate. However, we expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We expect our principal cash demands, and our results in the medium-term, to be driven by:

●	Ongoing design and development of the Lilium Jet and related components in house and at our partners, completing Type Certification of the Lilium Jet, continuing to build a factory for serial production of the Lilium Jet, which includes purchasing manufacturing equipment, tools, raw materials and components as well as ramp-up to serial aircraft production.
●	Go-to-market activities, which includes expanding the commercial team and operations, increasing marketing efforts, extending relationships for development of Vertiport infrastructure and commercial operations.
●	Organizational build-up, which, among other costs, includes establishing the right infrastructure, processes and human resources required to launch a global revenue generating business.

Many of these costs are unpredictable over the long-term, and there may be other substantial costs that we are currently unable to anticipate. Our targeted timeframe for achieving our objectives is also subject to known and unknown risks and uncertainties. As of the date of this Annual Report, we continue to evaluate our overall program, including our launch timeline and continuing design and certification efforts. Any delays in the successful completion of the Lilium Jets may impact our ability to generate revenue. See “Item 3. Key Information — D. Risk Factors.” Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. The commercial launch of sales has unpredictable costs and is subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risks and uncertainties are described in more detail in “Item 3. Key Information — D. Risk Factors.” In the event that we incur higher costs than expected or determine that it may be beneficial to create additional capital buffer, we may raise additional funds to finance our series aircraft production. Until we can generate material revenue to finance our cash requirements, we expect to finance our future cash needs through a combination of equity offerings, debt financings and partnerships, as well as potentially grant funding, which funding may in any such case have certain covenants or restrictions on our business.

The development and commercialization of our products will continue to require substantial expenditures, and we are reliant upon continued investments and capital raises to fund operations.

Other Commitments and Contingencies

We had €11.2 million and €11.0 million in lease-related liabilities as of December 31, 2023 and 2022, respectively. We do not have any lease contracts that had not yet commenced as of December 31, 2023. In addition, we have non-cancellable commitments under operating contracts. As of December 31, 2023, the future payments for the operating contracts were €82.7 million within one year, €100.8 million between one and five years and €0.2 million thereafter. Further, as of December 31, 2023, we had commitments of €5.4 million to acquire items of property, plant & equipment. In 2023, we entered into a success fee arrangement with a third-party entity with a contractual term until December 2024 with a percentage of gross proceeds as a success fee in the event of any fundraising transaction during the contractual term. The arrangement also includes a retainer payment of €45,000 ($50,000) per month for five months, of which €181,000 ($200,000) remained committed as of December 31, 2023.

Anticipated Sources of Funds

If our cash resources are insufficient to finance our future cash requirements, we will need to finance our future cash needs through a combination of pre-delivery payments from customers, equity offerings, debt financings, partnerships and/or grant funding. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of shareholders may be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through partnerships, collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our Lilium Jet. In addition, the current economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations.

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

Name	Age	Position
Executive Officers
Klaus Roewe	59	Chief Executive Officer and Executive Director
Oliver Vogelgesang	56	Chief Financial Officer
Daniel Wiegand	38	Chief Engineer for Innovation and Future Programs and Executive Director
Board
Barry Engle	59	Non-executive Director
Dr. Thomas Enders	65	Non-executive Director
David Wallerstein	49	Non-executive Director
Niklas Zennström	58	Non-executive Director
Gabrielle Toledano	57	Non-executive Director
Henri Courpron	61	Non-executive Director
David Neeleman	64	Non-executive Director
Margaret M. Smyth	60	Non-executive Director

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

The Board

See “— Executive Directors” for Messrs. Roewe’s and Wiegand’s biographies.

Dr. Thomas Enders. Dr. Enders has served on our Board since September 2021 and previously served as a member of the Lilium GmbH board from January 2021. Since 2023, Dr. Enders has also served as an independent director on the Board of General Electric. Dr. Enders has served as a member of the Executive Committee and Audit Committee of the board of directors of Linde plc, a global industrial gases and engineering company, since 2018 and currently serves on the boards of Lufthansa AG, Germany’s flag carrier, and Helsing GmbH, a young German AI company. Prior to joining the Lilium GmbH board, Dr. Enders held a number of positions at Airbus SE, a European multinational aerospace corporation, including Chief Executive Officer of Airbus SE from June 2012 to April 2019 and Chief Executive Officer of Airbus’ Commercial Aircraft Division from 2007 to 2012. Dr. Enders also held a number of positions at European Aeronautic Defense and Space Company (EADS) (rebranded as Airbus Group), including co-Chief Executive Officer from 2005 to 2007 and Head of Defense Division from 2000 to 2005. Dr. Enders served as a member of the Executive Committee of Airbus S.E. from its creation in 2000 until 2019. Dr. Enders studied Economics, Political Science and History at the University of Bonn and the University of California, Los Angeles. He holds a degree as Dr. Phil from University of Bonn.

David Wallerstein. Mr. Wallerstein has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH board from September 2017. Mr. Wallerstein has held a number of positions at Tencent Holdings Limited, a Chinese multinational technology conglomerate holding company providing Internet-related services and products, including Chief eXploration Officer from 2014 to 2023, Senior Executive Vice President from 2001 to 2023 and Senior Advisor since 2024. Mr. Wallerstein holds a Master’s degree from the University of California, Berkeley and a B.A. from the University of Washington.

Niklas Zennström. Mr. Zennström has served as a member of our Board since September 2021 and previously served as a member of the Lilium GmbH advisory board from December 2016. Mr. Zennström has served as Chief Executive Officer and Founding Partner at Atomico, a European venture capital firm investing in innovative technology companies around the world, since 2007. Prior to founding Atomico, Mr. Zennström co-founded and served as the Chief Executive Officer of Skype, a proprietary telecommunications application specializing in voice and video communications, acquired by Microsoft, from 2002 to 2007. Prior to Skype, Mr. Zennström co-founded and served as Chief Executive Officer of Kazaa B.V., a peer-to-peer content distribution provider, from 2000 to 2002. Mr. Zennström also co-founded and served as the Chief Executive Officer of Joltid Ltd., a provider of peer-to-peer technologies for content distributors, Internet Service Providers, websites and software developers, from 2001 to 2003. Prior to Joltid, Mr. Zennström served in various General Manager positions at Tele2 AB, a European telecommunications operator, from 1996 to 1999. Mr. Zennström holds a Master of Science degree in Engineering Physics and a Bachelor of Science degree in Business Administration from Uppsala University. Mr. Zennström also currently serves on the boards of H&M Hennes & Mauritz AB, Zennström Philanthropies, Orbital Systems, Rekki and Neko Health.

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

Henri Courpron. Mr. Courpron has served as a member of our Board since September 2021. Mr. Courpron is Vice Chairman of Seabury Aviation Parners, a strategic advisory firm for aviation and aerospace management and investments. Seabury Aviation Partners merged with Plane View Partners, LLC in 2023, which Mr. Courpron co-founded and has managed since 2014. Mr. Courpron was the Chief Executive Officer of International Lease Finance Corporation (ILFC), one of the largest aircraft financing firms in the world, from May 2010 to May 2014. Prior to joining ILFC, Mr. Courpron was President of the Aerospace Division of Seabury Aviation & Aerospace, an advisory and investment banking firm in New York focused on the aviation industry, from 2007 to 2010. Prior to that, Mr. Courpron had a 20-year career with Airbus where he reached the position of Executive Vice President, Procurement at Airbus headquarters in Toulouse, France and held a number of other executive positions, including President and Chief Executive Officer of Airbus, North America. Mr. Courpron has also served as a director of Breeze Airways since September 2020 and previously served as a director of Azul Linhas Aéreas Brasileiras from May 2015 to April 2020 and TAP Portugal from November 2015 to July 2017. Mr. Courpron earned his degree in Computer Science in 1985 from Ecole Nationale Supérieure d’Electrotechnique d’Electronique d’Informatique et d’Hydraulique (ENSEEIHT) in Toulouse, where he specialized in artificial intelligence.

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

Board Diversity

The table below provides certain information regarding the diversity of the Board as of the date of this Annual Report.

Board Diversity Matrix

Country of Principal Executive Offices:				Germany
Foreign Private Issuer				Yes
Disclosure Prohibited under Home Country Law				No
Total Number of Directors				10

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Backgrounds

Leadership Diversity

As of December 31, 2023, we estimated that our Company leadership team consisted of 48 persons, comprised of a mix of 40 males and eight females (83% / 17% respectively). In making this calculation we define our leadership team as consisting of our Senior Leadership Team and their direct reports.

B. Compensation

Historical Compensation of Executive Officers

The amount of compensation, including benefits in kind, accrued or paid to our executive officers with respect to the year ended December 31, 2023 is described in the table below:

	Klaus	Daniel		All other
	Roewe	Wiegand		Executives*(1)
Periodically-paid remuneration	€590,000	€330,000		€415,908
Bonuses	189,888	15,272		52,000
Share-based compensation expense	994,150	265,127		445,331
Additional benefit payments	14,807	14,927	(2)	18,782	(3)
Total compensation	€1,788,845	€625,326		€932,021
*	Amounts paid in U.S. dollars have been converted to euros using an annual exchange rate for 2023 of €0.925 to one U.S. dollar.
(1)

Geoffrey Richardson resigned as Chief Financial Officer of Lilium effective January 15, 2023. Oliver Vogelgesang was appointed as our Chief Financial Officer effective January 15, 2023. The information in this column reflects Mr. Richardson’s and Mr. Vogelgesang’s compensation for the year ended December 31, 2023.

(2)	Reflects car allowance and social security expenses paid to Mr. Wiegand during 2023.
(3)	Reflects social security expenses paid during 2023.

Compensation of Non-Executive Board Members

The amount of compensation, including benefits in kind, accrued or paid to our non-executive Board members with respect to the year ended December 31, 2023 is described in the table below:

		Share based
	Periodically-paid	Compensation	Additional Benefit
Name	Remuneration*	Expense(1)	Payments*(2)	Total
Henri Courpron	€—	€365,882	€3,700	€369,582
Dr. Thomas Enders	106,375	508,023	—	614,398
Barry Engle	31,450	282,692	3,700	317,842
David Neeleman	55,500	189,467	3,700	248,667
Margaret M. Smyth	24,975	329,436	3,700	358,111
Gabrielle Toledano	29,600	364,129	3,700	397,429
David Wallerstein(3)	—	—	—	—
Niklas Zennström(3)	—	189,030	—	189,030
Total Compensation	€247,900	€2,228,660	€18,500	€2,495,060
*	Amounts paid in U.S. dollars have been converted to euros using an annual exchange rate for 2023 of €0.925 to one U.S. dollar.
(1)

Reflects the grant date fair value of the equity awards granted to each non-executive director in the form of RSUs in 2023, including the annual equity grants pursuant to the Non-Executive Director Compensation Policy (granted on July 7, 2023), a one time additional RSU grant to non-executive directors who received equity grants at the time of and/or after their appointment at the September 21, 2021 annual General Meeting and who were still serving as such as of September 11, 2023 (granted on September 11, 2023) and RSUs paid in lieu of annual cash retainers to the Non-Executive Directors who have elected to do so. These amounts were calculated in accordance with IFRS accounting principles. Please see “—Equity Awards” and “—Non-Executive Director Compensation” below for more information regarding the equity awards granted to each non-executive director during 2022.

(2)	Reflects a tax stipend paid to each non-executive director.

(3)

Mr. Wallerstein waived all compensation that he was otherwise entitled to receive under the Non-Executive Director Compensation Policy in respect of his service during 2023, per a waiver agreement executed with the Company in October 2021. As of November 14, 2023, Mr. Zennström also waived compensation that he was otherwise entitled to receive under the Non-Executive Director Compensation Policy in respect of his service during 2023, per a waiver agreement executed with the Company in November 2023.

Equity Awards

Our directors and executive officers held the following Lilium stock options and restricted stock units (“RSUs”) (both vested and unvested) as of March 15, 2024:

		Number of shares
		subject to stock options		Exercise price per stock
		and RSUs		option or purchase price
Beneficiary	Grant date	Outstanding(1)		per RSU
Henri Courpron	November 18, 2021	10,834	(2)	€0.01
	July 7, 2023	120,689	(3)	€0.01
	September 11, 2023	241,228	(4)	€0.01
Dr. Thomas Enders	January 1, 2021	48,569	(5)(6)	€1.00	(7)
	September 1, 2021	82,853	(8)(6)	€1.00	(7)
	November 18, 2021	10,834	(2)	€0.01
	September 11, 2023	241,228	(4)	€0.01
Barry Engle	November 18, 2021	10,834	(2)	€0.01
	July 7, 2023	120,689	(3)	€0.01
	September 11, 2023	241,228	(4)	€0.01
David Neeleman	November 18, 2021	10,834	(2)	€0.01
	July 7, 2023	120,689	(3)	€0.01
	September 11, 2023	241,228	(4)	€0.01
Klaus Roewe	October 27, 2022	1,430,671	(9)	$2.38
	October 27, 2022	162,551	(10)	€0.01
	July 18, 2023	224,339	(15)	€0.01
	July 18, 2023	90,090	(16)	€0.01
	July 18, 2023	673,019	(17)	€0.01
Margaret M. Smyth	November 18, 2021	10,834	(2)	€0.01
	July 7, 2023	120,689	(3)	€0.01
	September 11, 2023	241,228	(4)	€0.01
Gabrielle Toledano	November 18, 2021	10,834	(2)	€0.01
	July 7, 2023	120,689	(3)	€0.01
	September 11, 2023	241,228	(4)	€0.01
David Wallerstein(13)	—	—		—
Daniel Wiegand	November 18, 2021	1,006,367	(11)	$10.00
Oliver Vogelgesang	July 1, 2021	85,710	(5)(6)	€1.00	(7)
	January 17, 2023	180,353	(12)	€0.01
	July 18, 2023	76,047	(15)	€0.01
	July 18, 2023	90,090	(16)	€0.01
	July 18, 2023	228,142	(17)	€0.01
Niklas Zennström(14)	—	—		—
(1)	Stock options granted before consummation of the Business Combination were converted into options to purchase Class A Shares by using the following conversion method (simplified): the number of shares of Lilium GmbH subject to the options as of immediately prior to the Business Combination was multiplied by the conversion ratio used for purposes of the Business Combination as agreed in the Business Combination Agreement. The number of shares in this column reflect the post-conversion amounts.

(2)	This amount reflects transitional equity awards granted in the form of RSUs pursuant to the Non-Executive Director Compensation Policy. 32,500 of the RSUs vest in three equal annual installments from the date of grant, and 13,125 of the RSUs vested on the date immediately preceding the 2022 annual General Meeting, in each case, subject to the applicable non-executive director’s continuous service through the applicable vesting date.
(3)	This amount reflects the annual grant of RSUs for continuing non-executive Board members in accordance with the Non-Executive Director Compensation Policy. The RSUs vest on the earlier of (i) the day before the next annual General Meeting or (ii) the one-year anniversary of the grant date, subject to the applicable non-executive director’s continuous service through the applicable vesting date.
(4)	At the General Meeting on September 11, 2023, Lilium’s shareholders approved a one time additional RSU grant to non-executive directors who received equity grants at the time of and/or after their appointment at the September 21, 2021 annual General Meeting and who were still serving as such as of September 11, 2023. These RSUs will vest ratably over the two-year period from the date of grant, with 50% vesting on September 11, 2024 and the remaining 50% vesting in four equal quarterly installments during 2025, subject to each recipient continuing to serve as a member of our Board through each vesting date.
(5)	This amount reflects vested but unexercised stock options issued pursuant to the ESOP.
(6)	The stock options become vested and exercisable based on the satisfaction of the service-based vesting conditions applicable to such stock options as of immediately prior to the Business Combination. Vested stock options generally must be exercised during certain exercise windows during each quarter of Lilium’s fiscal year (with the exact dates during each such quarterly period to be determined by Lilium). Such stock options will generally expire on the tenth anniversary of the applicable date the stock options become exercisable. Please see “— Our Legacy Employee Stock Option Program” below for more information, including certain exceptions to the foregoing.
(7)	The strike price shown for these stock options reflects the strike price applicable to such stock options as of immediately prior to the Business Combination, which remained the same following the consummation of the Business Combination. Following the consummation of the Business Combination, 2,857 Class A Shares are subject to each stock option.
(8)	The stock options vested 4% in the year 2021, 11% in the year 2022, 40% in the year 2023 and will vest 45% in the year 2024, in each case, in equal monthly installments within each such year on the last date of each month, subject to Dr. Enders’ continuous service through the applicable vesting date.
(9)	On the grant date, the options were granted subject to time-based vesting (occurring ratably over four years starting retroactively on August 1, 2022) and a performance-based condition that would have been satisfied on the date Lilium earns its first dollar or any equivalent currency of revenue recognized in Lilium’s financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either EASA or the FAA, as determined by Lilium in its sole discretion, and the customer has also paid for such services. In December 2022, the Compensation Committee reviewed Mr. Roewe’s compensation package and recommended that the Board remove the performance-based vesting condition based on Mr. Roewe’s strong performance and the conclusion that this would provide greater incentive than conditioning vesting on an event expected to occur two or more years in the future. The Board approved removal of the performance-based vesting condition with retroactive effect from the grant date and, as a result, the award is only subject to time-based vesting.
(10)	The RSUs vest ratably over four years starting from August 1, 2022 (Mr. Roewe’s start date with Lilium GmbH).
(11)	The stock options will become vested and exercisable upon the satisfaction of both (i) certain service-based vesting criteria and (ii) a performance-based vesting condition set forth below. The service-based vesting criterion will be satisfied in 17 quarterly installments commencing on December 31, 2021 until December 31, 2025, subject to Mr. Wiegand’s continuous service through the applicable service-based vesting date. The performance-based vesting condition will be satisfied on the date Lilium earns its first dollar or any equivalent currency of revenue recognized in Lilium’s financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either EASA or the FAA, as determined by Lilium in its sole discretion, and the customer has also paid for such services.

(12)	The RSUs will vest ratably on each of January 16, 2024, January 21, 2025, January 21, 2026 and January 19, 2027 subject to Mr. Vogelgesang’s continuous service through the applicable vesting date.
(13)	Mr. Wallerstein waived all compensation that he was otherwise entitled to receive under the Non-Executive Director Compensation Policy in respect of his service during 2023, per a waiver agreement executed with the Company in October 2021.
(14)	Mr. Zennström waived his right to receive any unvested portion of his prior grants and waived all other compensation he was otherwise entitled to receive under the Non-Executive Director Compensation Policy in respect of his service during 2023, per a waiver agreement executed with the Company in November 2023.
(15)	The RSUs will vest in an amount determined by reference to a total shareholder return metric in relation to a cohort of Lilium’s peers, tested for the three-year period ending on July 20, 2027, with vesting occurring one year following satisfaction of the foregoing performance condition, subject to the recipient’s continuous service through the applicable vesting date.
(16)	The RSUs will vest upon satisfaction of both service-based and performance-based conditions. The performance-based vesting criterion was satisfied on September 1, 2023 based on the Company having cash of at least €245 million as of that date. The service - based vesting criterion provides that one-third of the awards vested on October 18, 2023 and the remaining awards will vest in two equal installments on September 1, 2024 and September 1, 2025, subject to the recipient’s continued service through the applicable vesting date. The third installment will accelerate vesting upon the first manned flight of the Lilium Jet.
(17)	The RSUs will vest in three equal annual installments on July 18, 2024, July 18, 2025 and July 18, 2026, subject to the recipient’s continued service through the applicable vesting date.

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

Authorized Shares. Subject to adjustment as described below, the maximum number of shares that may be delivered in satisfaction of awards under the 2021 Plan is 42,501,586 shares, which will be increased by that number of shares underlying legacy options that are unallocated under the Legacy Stock Option Program, taking into account (i) any increases or adjustments to the share reserve of the Legacy Stock Option Program prior to, or at, the consummation of the Business Combination and (ii) forfeitures of options previously issued under the Legacy Stock Option Program following the consummation of the Business Combination. The share pool may be increased on the first day of each fiscal year of the Company by such number of shares determined by the Board on or prior to the date of any increase that will not exceed 5% of the outstanding shares on the last day of the immediately preceding fiscal year. The number of shares delivered in satisfaction of awards under the 2021 Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR any portion of which is settled in shares and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to us without the delivery (or retention, in the case of restricted stock) of shares. The maximum number of shares that may be delivered in satisfaction of awards under the 2021 Plan reflects the “evergreen” feature that became effective as of December 31, 2023 that provides for an annual increase of 3.5% in the number of shares available under the 2021 Plan.

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

Stock Units. The EIP Administrator may grant awards of stock units, which is a bookkeeping entry representing an amount equal to the fair market value of one Class A Share. The EIP Administrator may settle earned stock units in cash, Class A Shares or a combination of both. The EIP Administrator may award dividend equivalents in connection with the grant of stock units that may be settled in cash, in Class A Shares of equivalent value or in some combination thereof. Absent a contrary provision in an award agreement, such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the restricted stock units with respect to which the dividends accrue and will not be paid or settled unless and until the related restricted stock units have vested and been earned. The form of stock unit award agreement includes an additional requirement that the participant must pay the nominal purchase price per share as a condition to settlement of the stock units.

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

Clawback. The EIP Administrator may provide that any outstanding award, the proceeds of any award or Class A Shares acquired thereunder and any other amounts received in respect of any award or Class A Shares acquired thereunder will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events. In addition, awards are subject to our clawback policy, as may be amended from time to time. The EIP Administrator may require a participant to forfeit, return to or reimburse the Company for all or any portion of the award or Class A Shares issued under any award, any amounts paid under an award and any payments or proceeds paid or provided upon the disposition of Class A Shares issued under the award, pursuant to the terms of such Company policy or as required by applicable law.

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

Roewe 2022 RSUs and Option Grant

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

Further, notwithstanding the foregoing, in the event that Mr. Roewe’s service is terminated (x) without cause (including the termination or expiration of Mr. Roewe’s service agreement), (y) due to Mr. Roewe’s voluntary resignation or (z) due to disability, vesting will cease and all unvested RSUs will be forfeited, in each case, as of the effective date of the termination. Further, in the event that Mr. Roewe’s service is terminated due to death, the portion of the RSUs scheduled to vest during the 12 - month period immediately following the date of termination will vest upon the last day of the quarterly vesting period during which such termination occurs.

Roewe 2023 RSU Grants

On July 18, 2023, Mr. Roewe received grants of (i) 224,339 RSUs (the “2023 Performance-Based RSUs”) and (ii) 673,019 RSUs (the “2023 Time-Based RSUs”).

The 2023 Performance-Based RSUs will vest in an amount determined by reference to a total shareholder return metric in relation to a cohort of Lilium’s peers, tested for the three-year period ending on July 20, 2027, with vesting occurring one year following satisfaction of the foregoing performance condition, subject to Mr. Roewe’s continuous service through the applicable vesting date.

The 2023 Time-Based RSUs will vest in three equal annual installments on July 18, 2024, July 18, 2025 and July 18, 2026, subject to Mr. Roewe’s continuous service through the applicable vesting date.

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

Roewe Recognition and Retention Grant

On July 18, 2023, Mr. Roewe received a special recognition and retention grant of 90,090 RSUs. The RSUs will vest upon satisfaction of both service-based and performance-based conditions. The performance-based vesting criterion was satisfied on September 1, 2023 based on the Company having cash of at least €245 million as of that date. The service-based vesting criterion provides that one-third of the awards vested on October 18, 2023, and the remaining awards will vest in two equal installments on September 1, 2024 and September 1, 2025, subject to Mr. Roewe’s continued service through the applicable vesting date. The third installment will accelerate vesting upon first manned flight of the Lilium Jet.

Richardson Severance Agreement

Effective January 15, 2023, Mr. Richardson, the Company’s former Chief Financial Officer, entered into separation agreements with Lilium and Lilium’s U.S. subsidiary that provided for an aggregate cash payment of $1,500,000, the sum of all bonus payments due to Mr. Richardson, in addition to payments for regular salary and benefits owed through January 15, 2023, in full satisfaction of all compensation due and owing to Mr. Richardson for his service to Lilium.

Vogelgesang Employment Agreement

On January 15, 2023, and with effect from the appointment of Mr. Vogelgesang as Chief Financial Officer on such date, Lilium entered into an employment agreement with Mr. Vogelgesang, which provides for, among other things, an annual cash base salary of €400,000. Mr. Vogelgesang is also eligible to earn an annual bonus which, in the event of 100% target achievement, amounts to 40% of his annual salary.

Non-Executive Director Compensation

In connection with the Business Combination, Lilium adopted a Board member compensation policy,as amended, which governs the compensation of Lilium’s executive and non-executive directors. The terms and conditions of the Board member compensation policy that are applicable to non-executive directors (referred to herein as the “Non-Executive Director Compensation Policy”) are designed to attract and retain high quality non-executive Board members by providing competitive compensation and aligning their interests with the interests of shareholders through equity awards.

Cash Retainers

The Non-Executive Director Compensation Policy provides for annual cash retainers, which will be payable quarterly in arrears and pro-rated for partial quarters of service and certain other benefits. Each non-executive Board member may also elect to convert all or a portion of his or her annual Board member service retainer (which excludes any annual retainer that a non-executive director may receive for serving as a chair or member of a committee) into RSUs. Following a timely election to receive RSUs in lieu of the cash retainer, on the first calendar day following the end of a quarter of the calendar year to which such election applies, such non-executive director will automatically be granted a number of fully vested RSUs equal to the amount of the related cash retainer divided by the volume-weighted average price of a Class A Share over the 30 trading days preceding the grant date (rounded down to the nearest whole share), subject to proration in case of a partial quarter of service. Any portion of the RSUs that vests in respect of a partial quarter of service will be pro-rated based on the number of days of service that the non-executive Board member provided in such quarter. In addition, subject to the approval of Lilium and applicable law, prior to a cash retainer being earned, a non-executive Board member may elect to defer such cash retainer into fully-vested deferred stock units (“DSUs”), which will be granted after such retainer is earned and will be settled in Class A Shares upon the earlier of (i) the date chosen on the applicable election form and (ii) a separation from service. Subject to the approval of Lilium and applicable law, a non-executive Board member may also elect to defer RSUs into DSUs with a settlement date that occurs at least one year after the applicable vesting date and up to the time the non-executive Board member has a separation from service.

Equity

Compensation Additionally,as amended, the Non-Executive Director Compensation Policy provides that non-executive directors will receive RSU grants under the 2021 Plan on the date of each annual General Meeting (beginning at the 2022 General Meeting) and upon the beginning of service, which will vest, subject to continuous service through the applicable vesting date:

●	RSUs initially valued at $165,000 upon initial election or appointment to the Board, which will vest in three equal annual installments from the date of grant; and
●	additional RSUs initially valued at $175,000 annually, which will vest upon the earlier of the first anniversary of the date of grant or the next annual General Meeting, pro-rated for the initial year of service.

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

One Time Additional RSU Grant

Non-executive directors who were elected or appointed to the Board on September 21, 2021 and who were still in office as of the September 11, 2023 General Meeting and who received RSU grants during the period of their appointment as non-executive directors, received a one time additional RSU grant under the 2021 Plan with a value of $275,000. This one time additional RSU grant occurred on September 11, 2023 and the related RSUs will vest ratably over the two-year period following the grant date, with 50% vesting on the first anniversary of the grant date and the remaining 50% vesting in four equal quarterly installments during 2025, subject to each recipient’s continued services as a director through each vesting date. The one time additional RSU grants were made in recognition of the recipients’ personal investment into the future of the organization and to provide competitive compensation to retain the top-tier talent and expertise required to effectively supervise the execution of Lilium’s objectives in accordance with Lilium’s long-term strategy creating long-term value and sustainable growth in the best interests of Lilium and its shareholders.

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

The Nominating Committee of the Board considers the criteria set forth in the Corporate Governance Guidelines and the Diversity Policy for all directors and, with respect to the non-executive directors, the Profile for Non-Executive Directors (adopted in November 2022 pursuant to best practice provision 2.1.1 of the DCGC) is also considered, regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by the Board.

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

D. Employees

We believe that our employees are crucial to the success of our business, which depends on our human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. As of December 31, 2021, we had 964 employees, comprised of 745 internal employees as well as 219 full- or part-time contractors. As of December 31, 2022, we had 838 employees and 109 full or part time contractors. As of December 31, 2023, we had 864 employees and 91 full-or part-time contractors. Many of our employees and contractors have had prior experience working for a wide variety of reputed aerospace, airline, jet design, aerospace and customer service organizations. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our employees are represented by a labor union or covered by collective bargaining agreements.

E. Share Ownership

Information regarding the ownership of our shares by our directors and executive officers is set forth in Item 7.A of this Annual Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM  7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 15, 2024 by:

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

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The percentage of our ordinary shares beneficially owned is computed on the basis of 504,734,148 Class A Shares and 23,113,065 Class B Shares issued and outstanding as of March 14, 2024, which share amounts do not include the 12,649,946 Class A Shares issuable upon exercise of the Public Warrants, 7,060,000 Class A Shares issuable upon exercise of the SPAC Private Warrants, 1,800,000 Class A Shares issuable upon exercise of the Azul Warrants, 45,762,461 Class A Shares issuable upon exercise of the 2022 Warrants, 160,202,919 Class A Shares issuable upon exercise of the Aceville Warrants, 8,036,528 Class A Shares issuable upon exercise of the 2023 Warrants, any Class A Shares issuable upon exercise of outstanding stock options or the settlement of outstanding RSUs. Other than Daniel Wiegand, who holds Class B Shares, the Class A Shares owned by the persons named in the table below have the same voting rights as the other holders of our Class A Shares. Class B Shares have 3 votes per share and Class A Shares have 1 vote per share on any matter submitted for shareholder approval.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is c/o Lilium N.V., Galileostraße 335, 82131 Gauting, Germany.

	Class A	Class B	% Voting	% Share
Beneficial Owner	Shares	Shares	Power(1)%	Ownership
Executive Officers and Directors
Henri Courpron(2)	227,773	—	*	*
Dr. Thomas Enders(3)	332,082	—	*	*
Barry Engle(4)	5,700,273	—	*	1.1%
David Neeleman(5)	86,331	—	*	*
Klaus Roewe(6)	770,360	—	*	*
Margaret M. Smyth(7)	123,299	—	*	*
Gabrielle Toledano(8)	123,299	—	*	*
Oliver Vogelgesang(9)	204,020	—	*	*
David Wallerstein(10)	2,227,308	—	*	*
Daniel Wiegand(11)	285,000	23,113,065	12.1%	4.4%
Niklas Zennström(12)	41,138,053	—	7.2%	7.8%
All executive officers and directors of Lilium as a group (11 persons)	51,217,798	23,113,065	20.8%	14.0%
5% and Greater Shareholders (Not Included Above)
Atomico Entities(13)	40,943,742	—	7.1%	7.8%
Tencent Entities(14)	117,511,913	—	20.3%	22.0%
LGT/Lightrock(15)	75,983,068	—	13.2%	14.4%

*Less than 1%

(1)	Percentage of total voting power represents voting power with respect to all Class A Shares and Class B Shares, as a single class. The holders of Class B Shares are entitled to three times as many votes per share as holders of Class A Shares.
(2)	Consists of (i) 206,620 Class A Shares and (ii) 21,153 Class A Shares issuable upon exercise of a warrant exercisable within 60 days following March 15, 2024.
(3)	Consists of (i) 225,516 Class A Shares, (ii) 100,352 Class A Shares issuable upon exercise of options that are exercisable or will become exercisable within 60 days following March 15, 2024 and (iii) 6,214 Class A Shares issuable upon exercise of options issued pursuant to the ESOP and that will become exercisable within 60 days of March 15, 2024.
(4)	Consists of (i) 2,113,580 Class A Shares and (ii) 3,586,693 Class A Shares issuable upon exercise of warrants exercisable within 60 days of March 15, 2024. Mr. Engle’s business address is c/o Qell Partners LLC, 505 Montgomery Street, Suite 1100, San Francisco, CA 94111 USA.
(5)	Consists of 86,331 Class A Shares.
(6)	Consists of (i) 109,186 Class A Shares, (ii) 16,026 Class A Shares issuable upon settlement of RSUs granted under the 2021 Plan vesting within 60 days following March 15, 2024, (iii) 536,501 Class A Shares issuable upon exercise of vested options granted under the 2021 Plan, (iv) 89,417 Class A Shares issuable upon exercise of options granted under the 2021 Plan that will become exercisable within 60 days of March 15, 2024 and (v) 19,230 Class A Shares issuable upon exercise of a warrant exercisable within 60 days following March 15, 2024.
(7)	Consists of 123,299 Class A Shares.
(8)	Consists of 123,299 Class A Shares.
(9)	Consists of (i) 128,639 Class A Shares, (ii) 59,997 Class A Shares issuable upon exercise of options granted under the 2021 Plan that are exercisable or will become exercisable within 60 days following March 15, 2024 and (iii) 15,384 Class A Shares issuable upon exercise of a warrant exercisable within 60 days following March 15, 2024.

(10)	Consists of (i) 1,900,386 Class A Shares and (ii) 326,922 Class A Shares underlying warrants exercisable within 60 days following March 15, 2024, in each case held by the David Wallerstein and Jun Yu Living Trust for the benefit of Mr. Wallerstein.
(11)	Consists of (i) 285,000 Class A Shares and (ii) 23,113,065 Class B Shares convertible into 23,113,065 Class A Shares.
(12)	Consists of (i) 155,850 Class A Shares, (ii) 38,461 Class A Shares issuable upon exercise of a warrant exercisable within 60 days of March 15, 2024, (iii) 33,419,323 Class A Shares held of record by Atomico IV L.P. (“Atomico IV”) and (iv) 7,524,419 Class A Shares held of record by Atomico IV (Guernsey) L.P. (“Atomico IV (Guernsey)” and, together with Atomico IV, the “Atomico Entities”). Atomico Advisors IV, Ltd. (“Atomico Advisors IV”) is the general partner of each of Atomico IV and Atomico IV (Guernsey). Niklas Zennström, Mark Dyne, Nicole Ramroop and Claris Ruwende, the members of the board of directors of Atomico Advisors IV, may be deemed to have shared voting and dispositive power over the shares held by each of Atomico IV and Atomico IV (Guernsey). The business address of Atomico IV and Atomico Advisors IV is One Capital Place, Grand Cayman, KY1-1103 Cayman Islands. The business address of Atomico IV (Guernsey) is Old Bank Chambers, La Grande Rue St. Martin’s, Guernsey, GY4 6RT, Channel Islands.
(13)	Consists of (i) 33,419,323 Class A Shares held of record by Atomico IV and (ii) 7,524,419 Class A Shares held of record by Atomico IV (Guernsey). Atomico Advisors IV, Ltd. (“Atomico Advisors IV”) is the general partner of each of Atomico IV and Atomico IV (Guernsey). Niklas Zennström, Mark Dyne, Nicole Ramroop and Claris Ruwende, the members of the board of directors of Atomico Advisors IV, may be deemed to have shared voting and dispositive power over the shares held by each of Atomico IV and Atomico IV (Guernsey). The business address of Atomico IV and Atomico Advisors IV is One Capital Place, Grand Cayman, KY1-1103 Cayman Islands. The business address of Atomico IV (Guernsey) is Old Bank Chambers, La Grande Rue St. Martin’s, Guernsey, GY4 6RT, Channel Islands.
(14)	Tencent Holdings Limited stated in its Schedule 13D filing with the SEC on August 2, 2023 (the “Tencent 13D filing”) that it has shared voting and dispositive power with respect to 117,511,913 Class A Shares, consisting of (i) 87,735,076 Class A Shares held of record by Tencent, (ii) 5,769,230 Class A Shares underlying a warrant held of record by Tencent exercisable within 60 days following March 15, 2024 and (iii) 24,007,607 Class A Shares held of record by Aceville Pte. Limited. Tencent is a wholly-owned subsidiary of Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong. Tencent Mobility Limited is a direct wholly-owned subsidiary of Tencent Holdings Limited. Aceville Pte. Limited is a direct wholly-owned subsidiary of TCH Delta Limited, which in turn is a direct wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited is a publicly traded company. According to the Tencent 13D filing, the business address of Tencent, Tencent Mobility Limited, TCH Delta Limited, Aceville Pte. Limited and Tencent Holdings Limited (collectively, the “Tencent Entities”) is Level 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The Tencent 13D filing states that as a result of the beneficial ownership limitation of 19.8% applicable to the Aceville Warrants, the Tencent Entities would only be considered to be beneficial owners of the Class A Shares underlying the Aceville Warrants to the extent the Aceville Warrants are exercisable. As Lilium issues additional Class A Shares, portions of the Aceville Warrants may automatically become exercisable, up to the beneficial ownership limitation. As the Aceville Warrants become exercisable, the Tencent Entities will be deemed to have beneficial ownership of the Class A Shares underlying such exercisable portion of the Aceville Warrants.
(15)	H.S.H. Reigning Prince Hans-Adam II. von und zu Liechtenstein (“H.S.H. Prince Hans-Adam II”) stated in his 13G filing with the SEC on February 2, 2023 (the “LGT/Lightrock filing”) that he has shared voting and dispositive power with respect to 75,983,068 Class A Shares. Of the 75,983,068 Class A Shares beneficially owned by H.S.H. Prince Hans-Adam II, (i) 24,192,821 Class A Shares and a warrant to purchase 7,692,307 Class A Shares exercisable within 60 days following March 15, 2024 are held by LGT Global Invest Ltd, (ii) 10,828,711 Class A Shares and a warrant to purchase 1,923,076 Class A Shares exercisable within 60 days following March 15, 2024 are held by Lightrock Growth Fund I S.A., SICAV-RAIF (“Lightrock Growth Fund I”), and (iii) 21,730,769 Class A Shares and a warrant to purchase 9,615,384 Class A Shares exercisable within 60 days following March 15, 2024 are held of record by Lumen Investments Ltd. (collectively with LGT Global Invest Ltd and Lightrock Growth Fund I, the “LGT/Lightrock”). According to the LGT/Lightrock filing, H.S.H. Prince Hans-Adam II is the ultimate beneficial owner of LGT Global Invest Ltd, Lightrock Growth Fund I S.A., SICAV-RAIF and Lumen Investments Ltd. According to the LGT/Lightrock filing, the business address of LGT Global Invest Ltd is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, Grand Cayman KY1-1203, Cayman Islands, the business address of Lightrock Growth Fund I is 8, rue Lou Hemmer, L-1748 Senningerberg, Grand Duchy of Luxembourg, the business address of Lumen Investments Ltd. is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, Grand Cayman KY1-1203, Cayman Islands, and the business address of H.S.H. Prince Hans-Adam II is Fürst-Franz-Josef-Strasse 150, FL-9490, Vaduz, Liechtenstein.

Ownership of Lilium Shares

Due to the fact that some of our Class A Shares are held by brokers and other nominees, the number of Class A Shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. As of March 14, 2024, according to the records of our transfer agent Continental Stock Transfer & Trust Company, approximately 188,991,125 Class A Shares (approximately 37% of our outstanding Class A Shares) were held by 29 record holders in the U.S., and no Class B Shares were held by record holders in the U.S. These estimates do not include 315,743,023 Class A Shares (approximately 63% of our outstanding Class A Shares) held by Cede & Co., the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. We believe that the Class A Shares held by Cede & Co. include Class A Shares beneficially owned by both U.S. and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners of our Class A Shares in the U.S.

B. Related Party Transactions

The following is a summary of transactions since January 1, 2023 to which we have been a party and in which any members of the Board or senior management had or will have a direct or indirect material interest, other than compensation arrangements and the share ownership described under “Item 6. Directors, Senior Management and Employees — B. Compensation” and “— Major Shareholders” above. See also Note 30 of our financial statements included elsewhere in this Annual Report for a description of certain transactions with related parties required to be disclosed under IFRS.

Aceville Warrants

On May 1, 2023, the Company entered into a securities purchase agreement (the “Aceville SPA”) with Aceville for the issuance and pre-funding, in a private placement, of the Aceville Warrants with an initial exercise price of $1.00 per Class A Share. Upon issuance, Aceville pre-funded $100 million of the aggregate exercise price payable to the Company and in July 2023 Aceville pre-funded to the Company an additional $75 million of the exercise price payable upon the Company securing more than $75 million in additional third-party funding. Aceville is a direct wholly-owned subsidiary of TCH Delta Limited, which in turn is a direct wholly - owned subsidiary of Tencent Holdings Limited, an affiliate of our shareholder Tencent. Our non-executive director, David Wallerstein, is an employee of an affiliate of Tencent.

The Aceville Warrants when held by Aceville will not be exercisable to the extent such exercise would result in Aceville (together with its affiliates or other similarly related parties) beneficially owning in excess of 19.8% of the outstanding voting power of the shares in the Company’s capital immediately after giving effect to the issuance of Class A Shares issuable upon exercise of such Aceville Warrants, unless certain governmental approvals are obtained or not required. Aceville Warrants held by any holder will not be exercisable to the extent their exercise would result in such holder (together with such holder’s affiliates or similarly related parties) beneficially owning in excess of 19.99% of either the number of or the voting power of the ordinary shares immediately after giving effect to the issuance of Class A Shares issuable upon exercise of such Aceville Warrants or if certain government approvals would be required, in each case, unless certain approvals are obtained or not required.

Shareholders of the Company representing approximately 65% of the voting power as of May 1, 2023, including LGT/Lightrock, Tencent, our founder, director and Chief Engineer for Innovation and Future Programs, Daniel Wiegand, and our other founders, Dr. Patrick Nathen, Matthias Meiner and Sebastian Born, entered into letter agreements, irrevocably and unconditionally agreeing to vote at the General Meeting held on May 25, 2023 in favor of (i) the designation of our Board to (a) issue Class A Shares and grant rights to subscribe for Class A Shares up to a maximum of 30% of the issued share capital of the Company and (b) amend the nominal value of the Class A Shares to €0.01 per share, Class B Shares to €0.03 per share and Class C Shares to €0.02 per share and (ii) any other matters necessary or reasonably requested by the Company for consummation of the matters described in clause (i) (including authorization for purposes of Nasdaq Listing Rule 5635 (b) to issue Class A Shares that would result in a beneficial ownership in excess of 19.99% of the Company’s ordinary shares outstanding upon the potential future exercise of the Aceville Warrants). All proposals tabled at the General Meeting on May 25, 2023 were approved by the Company’s shareholders.

2023 PIPE

In connection with the 2023 PIPE, we entered into a securities purchase agreement with a number of investors, including Barry Engle, David Wallerstein (who is affiliated with Tencent) and Henri Courpron, three of our non-executive directors, and Oliver Vogelgesang, our Chief Financial Officer, for the purchase and sale of 1,530,768 Class A Shares and warrants to purchase up to 382,690 Class A Shares for aggregate gross proceeds of approximately $1.9 million. The Company’s sales to Messrs. Courpron, Engle, Wallerstein and Vogelgesang resulted in gross proceeds of approximately $0.1 million, $1.3 million, $0.5 million and $0.08 million, respectively.

Seabury Engagement

Commencing in December 2023, Lilium engaged Seabury Securities (UK) Limited and Seabury Capital Management LLC (collectively, “Seabury”) for the provision of financial advisory services with a focus on developing strategic relationships in the Middle East, subject to customary terms and conditions for an engagement of this nature (the “Engagement”). Our director, Henri Courpron, is vice chairman of Seabury Aviation Partners, an affiliate of Seabury, which provides airline advisory and investment banking services. The Engagement will continue until December 1, 2024. Seabury will be entitled to receive customary retainer fees and success fees upon the closing of qualifying transactions.

Qell Engagement

Effective beginning in December 2023, Lilium engaged Qell Capital Management L.P. (“Qell”) for the provision of certain strategic and management advisory services, subject to customary terms and conditions for consulting services of this nature. Our director, Barry Engle, is a managing partner of Qell. The consulting engagement will continue for a period of six months and will continue month-to-month thereafter, subject to earlier termination by either party with ten days’ advance written notice. Qell will be entitled to receive monthly consulting fees customary for an engagement of this nature, and Lilium’s board of directors, in its sole discretion, may elect to pay a bonus to Qell if satisfied with its performance, payable in cash or, at the mutual agreement of Qell and Lilium, in Lilium’s Class A Shares.

Strategic Collaboration with Azul

On July 31, 2021, we executed a term sheet in which we agreed to enter into negotiations with Azul to establish a strategic collaboration whereby Azul is expected to commit to purchase from Lilium 220 Lilium Jets for an aggregate value of up to $1.0 billion, subject to completion of aircraft certification activities and receipt of any required regulatory approvals. In December 2023, Lilium and Azul extended the term of the term sheet. In consideration of the strategic commercial collaboration, on October 22, 2021, we issued fully vested Azul Warrants to purchase 1,800,000 Class A Shares at an exercise price of €0.12 per share, and we agreed, subject to the execution of definitive agreements for the strategic commercial collaboration, to issue Azul warrants to purchase up to an additional 6,200,000 Class A Shares at an exercise price of €0.12 per share which, upon issuance, would vest in three tranches. We entered into a registration rights agreement with Azul on March 8, 2022 pursuant to which we registered the future resale of the 1,800,000 Class A Shares issuable upon the exercise of the Azul Warrants and agreed to register the future resale of the 6,200,000 Class A Shares issuable upon the exercise of any of such warrants issued to Azul in the future. In January 2023, Azul and Lilium agreed to extend the period in which the definitive agreements are to be finalized by one year and in December 2023 agreed to further extend the period by an additional six months. David Neeleman, the founder and controlling shareholder of Azul, is one of our non-executive directors. Additional information regarding our arrangement with Azul is described above under the section titled “Item 4. Information on the Company — B. Business Overview — Commercial and Business Operations — Strategic Commercial Collaborations.”

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

Legal Proceedings

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson and Barry Engle for purported violations of United States securities laws (the “Lawsuit”). The Lawsuit was filed in the U.S. District Court for the Central District of California, but was later transferred to the U.S. District Court for the Southern District of Florida. The Lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 23-CV-80232-Rosenberg/Reinhart. On March 10, 2023,the Lead Plaintiff filed an amended complaint , which Defendants moved to dismiss. On January 3, 2024, the court granted Defendants’ motion to dismiss but allowed the Lead Plaintiff to file a second amended complaint. On January 24, 2024, the Lead Plaintiff filed a second amended complaint, which Defendants have moved to dismiss.The Company’s management believes the claims are without merit and intend to vigorously defend this litigation. The Lawsuit is currently at a preliminary stage and Lilium cannot predict its outcome, so the Company therefore cannot determine the likelihood of loss or estimate a range of possible loss.

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

Subject to generally applicable limitations and provided that German tax withheld from dividends constitutes a “covered withholding tax” within the meaning of final regulations recently adopted by the U.S. Internal Revenue Service (the“IRS”) and the U.S. Treasury Department (the “Regulations”), a U.S. Holder may claim credit for German tax withheld at the appropriate rate against the U.S. Holder’s U.S. federal income tax liability. However, a U.S. Holder will not be allowed a foreign tax credit for withholding tax it could have reasonably avoided by claiming benefits under the U.S.-Germany Treaty through appropriate procedures. Each U.S. Holder should consult its own tax advisor about its eligibility for a reduced rate of German withholding tax. For foreign tax credit limitation purposes, dividends received with respect to the Class A Shares will generally constitute “passive category income.” In computing foreign tax credit limitations, non-corporate U.S. Holders eligible for the preferential tax rate applicable to qualified dividend income may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing eligibility for foreign tax credits or deductions are complex and the Regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on non-residents in lieu of a generally applicable tax that satisfies the definition of an “income tax,” as provided in the Regulations, which may be unclear or difficult to determine). Accordingly, U.S. Holders are urged to consult their tax advisor regarding the availability of foreign tax credits or deductions for foreign taxes withheld with respect to dividends or other distributions on Class A Shares in their particular circumstances.

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

A U.S. Holder’s adjusted tax basis in its Class A Shares or Warrants generally will be equal to the U.S. Holder’s acquisition cost for the Class A Shares or Warrants, which will be the U.S. dollar value of any non-U.S. dollar purchase price paid for the Class A Shares or Warrants determined on the date of purchase, less, in the case of Class A Shares, the U.S. dollar value of any prior distributions treated as a return of capital. A U.S. Holder that receives a currency other than U.S. dollars on the sale or other taxable disposition of Class A Shares or Warrants will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of sale or other taxable disposition. However, if the securities disposed of are treated as traded on an “established securities market” at the time of sale or other taxable disposition, a cash basis U.S. Holder or an accrual basis U.S. Holder that has made a special election, which must be applied consistently from year to year and cannot be changed without the consent of the IRS, will determine the U.S. dollar value of the amount realized by translating the amount of non-U.S. currency received at the spot rate on the settlement date. An accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder will have a tax basis in the currency received equal to its U.S. dollar value at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

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

Alternatively, U.S. Holders can avoid the interest charge on excess distributions or gain relating to such U.S. Holder’s Class A Shares and certain other of the adverse impacts of the PFIC rules described above by making a mark-to-market election with respect to such Class A Shares, provided that the Class A Shares constitute “marketable stock.” “Marketable stock” is, generally, stock that is “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, stock is considered regularly traded during any calendar year during which shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our Class A Shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our Class A Shares remain listed on Nasdaq and are regularly traded, and you are a U.S. Holder of Class A Shares, we expect the mark-to-market election would be available to you if we are a classified as a PFIC. No assurance can be given that the Class A Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” Each U.S. Holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to the securities.

A U.S. Holder that makes a mark-to-market election with respect to its Class A Shares must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Class A Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis of such Class A Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in its Class A Shares over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any unreversed mark-to-market gains included in income in prior taxable years. Gains from an actual sale or other disposition of the Class A Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Class A Shares will be treated as an ordinary loss to the extent of any unreversed mark-to-market gains previously included in income. Once made, a mark-to-market election cannot be revoked without the consent of the IRS, unless our Class A Shares cease to be marketable.

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

A holder of Class A Shares and/or Warrants that is a legal entity that is resident or deemed to be resident in the Netherlands for Dutch tax purposes that is exempt from Dutch corporate income tax but that is not a qualifying exempt investment institution (vrijgestelde beleggingsinstelling) is generally entitled, subject to the anti-dividend stripping rules described below, to an exemption at source (subject to the completion of certain necessary procedural formalities) or a full refund of Dutch dividend withholding tax on dividends received.

According to the anti-dividend stripping rules, no exemption, reduction, credit or refund of Dutch dividend withholding tax will be granted if the recipient of the dividend paid by the Company is not considered the beneficial owner (uiteindelijk gerechtigde) of the dividend as defined in these rules. A recipient of a dividend is not considered the beneficial owner of the dividend if, as a consequence of a combination of transactions and tested at group level, (i) a person (other than the holder of the dividend coupon), directly or indirectly, partly or wholly benefits from the dividend, (ii) such person directly or indirectly retains or acquires a comparable interest in Class A Shares and/or Warrants and (iii) such person is entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution. The term “combination of transactions” includes transactions that have been entered into in the anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or enjoyment on Class A Shares and/or Warrants (e.g., usufruct). The burden of proof to demonstrate that the recipient of a dividend qualifies as the beneficial owner of such dividend lies with the recipient, unless the amount of the withheld dividend withholding tax in respect of such recipient in the relevant calendar year is €1,000 or less.

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

If the abovementioned conditions (a) and (b) do not apply, a holder of Class A Shares and/or Warrants who is an individual, resident or deemed to be resident in the Netherlands for Dutch tax purposes will not be subject to taxes on income and capital gains in the Netherlands. Instead, such individual is generally taxed at a flat rate of 36% on deemed income from “savings and investments” (“sparen en beleggen”), which deemed income is determined on the basis of the amount included in the individual’s “yield basis” (“rendementsgrondslag”) at the beginning of the calendar year (minus a tax-free threshold; the yield basis minus such threshold being the tax basis (“grondslag sparen en beleggen”)). For the 2024 tax year, the deemed income derived from savings and investments will be a percentage of the tax basis up to 6.04% that is determined based on the actual allocation of (i) savings, (ii) other investments and (iii) debts/liabilities within the individual’s yield basis. The tax-free threshold for 2024 is €57,000. The percentages to determine the deemed income will be reassessed every year. These rules are subject to litigation and may therefore change. You may need to file (protective) appeals to any assessments based on these rules to benefit from any beneficial case law.

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

This section does not describe any German tax considerations or consequences that may be relevant to the acquisition, ownership or disposal of Class A Shares or Warrants by a shareholder (i) for whom or for a direct or indirect shareholder or beneficiary of whom the income or capital gains derived from the Class A Shares or Warrants are attributable to employment, trade or freelancing activities, the income from which is taxable in Germany, or (ii) who exchanges, or has exchanged, other German taxable assets for Class A Shares or Warrants (or vice versa) under a German tax deferral transaction of the German reorganization tax act (Umwandlungssteuergesetz).

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

We assume for all purposes herein that we shall be tax resident in Germany at all relevant points in time when taxable events may occur. For the avoidance of doubt, any tax effects in relation to the Warrants or Class A Shares (other than as regards withholding tax as addressed below) are out of the scope of this Annual Report.

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

The application for a refund of withholding tax under the EU Parent Subsidiary Directive, a tax treaty or the aforementioned option for foreign corporate bodies is to be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern) within four years following the end of the calendar year in which the dividends were received. The application shall be made by submitting a completed form for refund (available at the website of the Federal Central Tax Office (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that deducted the respective withholding tax. In this case, the refund of deducted withholding tax is procedurally granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the EU Parent Subsidiary Directive (0) % or on the basis of the tax rate set forth in the applicable tax treaty (15%, 5% or 0) % is refunded by the German Federal Central Tax Office.

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

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any dividends from shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

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

Partnerships can opt to be treated as a corporation for purposes of German income taxation. If the shareholder is a partnership that has validly exercised such option right, any capital gains from the disposal of shares or subscription rights are subject to corporate income tax (and, for the avoidance of doubt, trade tax).

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

Taxation of Holders of Warrants Not Tax Resident in Germany

The capital gains from the disposition of the Warrants realized by a non-German tax resident holder of the Warrants would not be treated as German source income and not be subject to German income tax provided that (i) such non-German resident holder does not maintain a permanent establishment or other taxable presence in Germany that the Warrants form part of and (ii) the income does not otherwise constitute German-source income (such as income from the letting and leasing of certain German-situs property or income from certain capital investments directly or indirectly secured by German-situs real estate). If either requirement (i) or (ii) above is not met, a non-German tax resident holder will be subject to German taxation on the aforementioned capital gains corresponding to the taxation of holders of Warrants tax resident in Germany holding the Warrants as business assets, as set out below.

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

Taxation of Holders of Warrants Tax Resident in Germany

Withholding Tax on Capital Gains

The capital gains from the disposition (i.e., the difference between the proceeds from the disposal, redemption, repayment or assignment after deduction of expenses directly related to the disposal, redemption, repayment or assignment and the cost of acquisition) or (if applicable pursuant to the warrant agreement underlying the Warrants)

a cash settlement (i.e., the cash amount received minus directly related costs and expenses, e.g., the acquisition costs) of the Warrants received by a German resident holder of Warrants holding the Warrants as private assets will be subject to German withholding tax if the Warrants are kept or administered in a custodial account with a German Disbursing Agent. The tax rate is 25% (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%; plus church tax, if applicable). For individual holders who are subject to church tax, the church tax generally has to be withheld by the German Disbursing Agent based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office.

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

In the event of delivery of Class A Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. In principle, the acquisition costs of the Warrants plus any additional sum paid upon exercise should be regarded as acquisition costs of the Class A Shares received upon physical settlement. Consequently and subject to the following, no capital gain and no withholding tax may result from such exercise and delivery of Class A Shares upon exercise. Withholding tax may in this case only apply to any gain resulting later from the subsequent disposal, redemption or assignment of the Class A Shares received under certain circumstances.

Please note, however, that the German tax authorities have not confirmed the above treatment for the exercise of U.S. warrants, but only for the exercise of convertible bonds (Wandelschuldverschreibungen, Optionsscheine), wherefore, uncertainty remains regarding its application on the exercise of the Warrants. Therefore, there is a relevant risk that the delivery of Class A Shares upon exercise of the Warrants may constitute a taxable event and may attract withholding tax (as regards the latter, in case a German Disbursing Agent is involved as per the above). Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gain would have to be determined in case of delivery of Class A Shares upon exercise of the Warrants; possibly, the fair market value of the Class A Shares at the time of the exercise would be deemed relevant.

In computing any German tax to be withheld, the German Disbursing Agent generally deducts from the basis of the withholding tax, subject to certain limitations, negative investment income realized by a non- business holder of the Warrants via the German Disbursing Agent (e.g., losses from the sale of other securities with the exception of shares). The German Disbursing Agent also deducts accrued interest on other securities (if any) paid separately upon the acquisition of the respective security by a non-business holder of Warrants via the German Disbursing Agent. In addition, subject to certain requirements and restrictions , the German Disbursing Agent may credit foreign withholding taxes levied on investment income in a given year regarding securities held by a non-business holder of Warrants in the custodial account with the German Disbursing Agent.

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

German withholding tax should not apply to gains from the disposal, redemption, repayment or assignment of Warrants held by a German tax resident corporation. The same may apply to sole proprietors or partners of partnerships, where the Warrants form part of a trade or business or are related to income from letting and leasing of property, subject to further requirements being met (compare with “— Corporations, Sole Proprietors and Partnerships” below). However, there is a risk that losses resulting from the sale, other disposition or lapse of the Warrants may be ring-fenced and only offsetable against income from forward transactions (Termingeschäfte) in both of the aforementioned cases. Please note that for corporations, sole-proprietors or partnerships that or who are not tax resident in Germany, withholding tax may be levied, as set out above (compare with “— Taxation of Holders of Warrants Not Tax Resident in Germany”).

Taxation of Capital Gains

Individuals as the Holders of the Warrants

The personal income tax liability of a holder of the Warrants holding the Warrants as private assets deriving income from capital investments under the Warrants is, in principle, settled by the tax withheld (unless for example the income from Warrants qualifies as income from the letting and leasing of property). To the extent withholding tax has not been levied, such as in the case of Warrants kept in custody abroad or if no German Disbursing Agent is involved in the payment process, the non-business holder of Warrants must report his or her income and capital gains derived from the Warrants (through disposition or cash settlement, if applicable pursuant to the warrant agreement underlying the Warrants) on his or her tax return and then will also be taxed at a rate of 25% (plus solidarity surcharge of 5.5% thereon, resulting in an aggregate rate of 26.375%; and church tax, if applicable).

In the event of delivery of Class A Shares upon exercise of the Warrants, the tax consequences are not entirely clear under German tax law. As per the above, there is a relevant risk that the delivery of Class A Shares upon exercise of the Warrants may constitute a taxable event and may attract withholding tax (as regards the latter, in case a German Disbursing Agent is involved as per the above). Generally, capital gains are determined as the difference between (a) the proceeds of the sale or other disposition and (b) the acquisition costs plus the expenses directly connected to the sale or other disposition. It is unclear how exactly such capital gains would have to be determined in case of delivery of Class A Shares upon exercise of the Warrants; possibly, the fair market value of the Class A Shares at the time of the exercise would be deemed relevant. For more detail, cf. above under the general comments.

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

Corporations, Sole Proprietors and Partnerships

Where Warrants form part of a trade or business, the withholding tax, if any, will not settle the personal or corporate income tax liability. The respective holder of Warrants (or the partner of the partnership holding the Warrants) will have to report income and related (business) expenses resulting from the disposition or (if applicable) cash settlement of the Warrants or, potentially, from a delivery of Class A Shares on the tax return and the balance will be taxed at the holder’s (or the partner of the partnership holding the Warrants) applicable tax rate. Withholding tax levied, if any, will be credited against the personal or corporate income tax of the holder (or the partner of the partnership holding the Warrants). Capital gains resulting from a disposal, redemption, repayment, assignment, cash settlement (if applicable) or , potentially, from a delivery of Class A Shares upon exercise of the Warrants may also be subject to German trade tax, if the Warrants form part of a German trade or business. A corporate income tax or trade tax exemption should, in this case, not be applicable.

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

In the case of physical settlement of the Warrants, please see the above sections on disposal of Class A Shares for German taxation of the disposal or other transaction involving a resulting Class A Share.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning the Company referred to in this Annual Report may be inspected at the principal executive offices of the Company at Galileostraße 335, 82131 Gauting, Germany.

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

ITEM  11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB and related interpretations issued by the IFRS Interpretations Committee.

A. Quantitative Information About Market Risk

As of December 31, 2023, we had other current financial assets in the amount of €111.6 million, mainly comprising fixed-term deposits that will convert into cash over the course of 2024, meaning that the Company is exposed to credit quality and credit default risks with respect to such investments and interest rate risks until maturity. See Note 29.2 to the Company’s consolidated financial statements included elsewhere in this Annual Report.

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

Credit default risk is reduced by not investing in money market instruments with low credit quality or in investments excluded by our Company’s investment policy and by generally diversifying across different counterparties/issuers. Currency risk is reduced by investing in currencies only according to the respective future cash needs in these currencies. Interest rate risk on the investment value is reduced by investing in fixed-interest assets or holding the assets until maturity; interest cash flow risk cannot generally be avoided over time due to the short-term nature of the Company’s investments but we expect to balance this risk by applying an appropriate maturity profile of investments according to the future liquidity needs. Liquidity risk is reduced by investing in assets with maturities that mirror the liquidity needs of the Company. Inflation risk is reduced by investing in a diversified portfolio over several asset classes and maturities with higher returns, but the mitigation potential is limited due to the low-risk investment objectives of the Company.

ITEM  12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

See Exhibit 2.1 “Description of Securities.”

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM  13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM  14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM  15.CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the material weakness described below, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weaknesses, the CEO and CFO have concluded that the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting as of December 31, 2023 was not effective due to the presence of material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2023, the Company concluded that the following material weaknesses, which were initially identified in connection with the preparation and audit of our consolidated financial statements for the financial years ended December 31, 2020 and 2021 (and previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022), remain:

(i)	lack of consistent and proper application of accounting processes and procedures and segregation of duties,
(ii)	insufficient operation of the information technology general controls for information systems that are significant to the preparation of our financial statements.

Remediation of Previously Identified Material Weaknesses

In connection with the preparation and audit of our consolidated financial statements for the financial year ended December 31, 2020, 2021 and 2022, we previously identified a material weakness related to lack of review and supervision. During 2023, we continued to make progress in addressing the control deficiencies that led to this material weakness by implementing a number of measures, including:

●	updating automated workflows in our enterprise resource planning system to enforce review activities; and
●	designing additional review steps, including formally documenting the performance of the review, into control activities that support our higher-risk business processes.

As a result of these measures, management has concluded that this material weakness was remediated as of December 31, 2023.

Remediation Plans and Activities (Related to Previously Identified Material Weaknesses)

We previously identified a material weakness related to lack of consistent and proper application of accounting processes and procedures, effectively designed control processes and segregation of duties. During 2023, we implemented a number of measures to address this material weakness, including:

●	designing a new suite of controls to support human resources, finance and procurement related processes, including review and supervision activities as mentioned above, to prevent or detect material misstatements in our financial statements;
●	embedding these new controls into business processes and procedures to support their consistent and proper performance; and
●	reorganizing activities performed by the finance function to embed segregation of duties into their processes and procedures.

While we believe these measures have improved our internal control over financial reporting, we have not been able to confirm their effective operation for a sufficiently long period of time prior to December 31, 2023 to conclude that this material weakness has been fully remediated as of December 31, 2023. We have, however, updated the wording to describe this material weakness, removing the wording related to the ineffective design of the controls, as they are now designed effectively.

We have also made progress in addressing the control deficiencies that led to the material weakness related to information technology general controls. More specifically, the following measures were implemented during 2023:

●	designing and implementing a new suite of information technology controls for the systems used in preparing our financial statements, specifically in the areas of user access management, change management, incident management and information security;
●	improving existing policy, process and control documentation within our information technology department, particularly in the areas of access control procedures for our enterprise resource planning environment and updating the change enablement policy to improve guidance on the evidence required to confirm the effective testing of changes; and

●	enhancing governance and oversight activities within the information technology department, in particular, the introduction of regular meetings with senior management, including the chief information officer, to review control activities and address any shortcomings in their performance.

Similar to the business process controls above, while we believe these measures have improved our internal control over financial reporting, we have not been able to confirm their effective operation for a sufficiently long period of time prior to December 31, 2023 to conclude that this material weakness has been fully remediated as of December 31, 2023. However, we have updated the wording to describe this material weakness to remove the wording related to the ineffective design and implementation of the information technology controls, as they are now designed effectively and have also been implemented in ongoing processes and procedures.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of the Company’s registered independent public accounting firm because we are an emerging growth company under the JOBS Act.

D. Change in Internal Control Over Financial Reporting

We are taking actions to remediate the material weakness relating to our internal control over financial reporting. Except as otherwise described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM  16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PricewaterhouseCoopers”) was our auditor for the years ended December 31, 2023 and 2022. The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers for the period indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended
	December 31, 2023	December 31, 2022
Audit Fees(1)	€2,156,758	2,255,899
Audit-Related Fees(2)	113,636	211,300
Total Fees	€2,270,394	2,467,199
(1)	Audit Fees. “Audit Fees” represent the aggregate fees billed for professional services rendered by our auditor for the audit of our consolidated financial statements and review of documents filed with the SEC.
(2)	Audit-Related Fees. “Audit-Related Fees” represent the aggregate fees billed for professional services rendered by our auditor for the assurance and related services, which are not included under “Audit Fees” above.

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

The significant differences between our Dutch corporate governance rules and Nasdaq’s corporate governance requirements are set forth below:

●	Shareholder Approval for Certain Share Issuances. Under Nasdaq Listing Rule 5635(d), shareholder approval is required when a company proposes entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance of the company’s shares (or securities convertible into or exercisable for such shares) equal to 20% or more of the outstanding share capital of such company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of such shares. Dutch law does not have an equivalent limitation. Under Dutch law, shareholders have the power to issue shares or rights to subscribe for shares (and exclude or limit pre-emptive rights) at a company’s general meeting of shareholders unless such power has been delegated to the board of directors. Our Board has in the past and from time to time received delegations for up to 30% of the Company’s issued share capital as of the date of the applicable General Meeting and for a period specified in connection with such delegation (including the exclusion or limitation of pre-emptive rights), and we expect to continue in the future to ask shareholders for additional delegations as required. Accordingly, under Dutch law, additional shareholder approval is not required for any share issuance made within the delegated parameters.
●	Solicitation of Proxies. Although we must provide shareholders with an agenda and other relevant documents for the General Meeting, and proxy solicitation is permitted (though not required) under Dutch law, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a common business practice in the Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b).

●	Quorum Requirements. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders in the United States. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum and that such quorum may not be less than one-third of the issuer’s outstanding voting stock.
●	Equity Compensation Arrangements. Nasdaq requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Under Dutch law and the DCGC, shareholder approval is only required for equity compensation plans (or changes thereto) for members of the board of directors and not for equity compensation plans for other groups of employees. However, under Dutch law, shareholders have the power to issue shares or rights to subscribe for shares at a general meeting unless such power has been delegated to the board of directors. Effective on September 14, 2021, our General Meeting empowered our Board to issue additional Class A Shares and grant rights to subscribe for Class A Shares to the extent committed by the Company in connection with the Legacy Stock Option Program and the 2021 Plan and to restrict or exclude preemptive rights in relation thereto, for a period of five years from September 14, 2021.
●	Nominations. Nasdaq requires us to adopt a nominations committee charter or a board resolution addressing the nominations process. In accordance with the DCGC, we have adopted the Nominating and Corporate Governance Committee’s charter. However, the nominations process has been set out in our articles of association and Board rules.
●	Cancellation of Binding Nominations. Pursuant to the DCGC, the General Meeting is empowered to cancel binding nominations of candidates for the Board, and to dismiss members of the Board by a simple majority of votes of those in attendance, although the Company may require a quorum of at least one-third of the voting rights outstanding. If such quorum is not represented, but a majority of those in attendance vote in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from the DCGC, we hold the view that these provisions will enhance the continuity of the Company’s management and policies.
●	Distribution of Annual Reports. We do not comply with Nasdaq Listing Rule 5250(d), which requires companies to make available copies of their annual reports containing audited financial statements to their shareholders. The distribution of our annual reports to shareholders is not required under Dutch corporate law or Dutch securities laws. Furthermore, it is generally accepted business practice for Dutch companies not to distribute annual reports. Instead, we make our annual report available at our corporate head office in Germany no later than at the date of the convocation of any annual General Meeting. In addition, we post a copy of our annual reports on our website prior to our annual General Meeting.

ITEM  16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM  16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM  16J.INSIDER TRADING POLICIES

Our Board has adopted a written insider trading policy governing the transactions involving Lilium’s securities by our directors, officers, employees, and certain contractors, as well as certain of their respective family members and affiliates, that are designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of our insider trading policy can be found at our website (www.lilium.com). Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report.

ITEM  16K.CYBERSECURITY

Information Security Risk Management and Strategy

Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures that could affect our ability to execute our corporate strategy and fulfill our business objectives. Our enterprise risk management (“ERM”) program with respect to information security follows a standardized established process based on Lilium’s internally established framework for identifying, assessing and managing risk in accordance with the ISO 27001 for information security. We perform risk assessments with the respective “risk owners” in which we map and prioritize information security risks identified through the processes described below, including risks associated with our use of third-party service providers, based on probability, immediacy and potential magnitude. These assessments inform our ERM strategies and oversight processes, and we view information security risks as one of the key risk categories we face. We are at risk for interruptions, outages and breaches of the following systems, which are either owned by us or operated by our third-party vendors or suppliers: (a) operational systems, including business, financial, accounting, enterprise resource, product development, data processing or production processes; (b) facility security systems; (c) aircraft technology, including powertrain and avionics and flight control software; (d) the integrated software in the Lilium Jet; (e) personal data of customers, employees, suppliers, or others; or (f) our digital software. As of the date of this Annual Report we are not aware of any information security threats that have or are reasonably likely to affect our business strategy, results of operations or financial condition.

Our processes for preventing, identifying, assessing and managing information security risks and vulnerabilities are embedded across our business as part of our ERM program. Among other things, we: (a) conduct regular audits and tests of our information systems (including annual maturity assessments according to the guidelines established by the National Institute of Standards and Technology, conducted by independent third-party advisors who assess and report on our internal incident response preparedness and help identify areas for continued focus and improvement); (b) engage third-party service providers to identify vulnerabilities and threats in our information technology environment, to conduct cybersecurity-related exercises, to enhance our security capabilities and protect Lilium’s information technology; (c) review information security threat information published by government entities (such as the German Federal Office for Information Security) and other organizations in which we participate (such as the Aviation ISAC); (d) adopt third-party tools for detecting and monitoring threats in our environment; (e) and provide regular information security awareness training for all employees and enhanced training for information security and other specialized personnel. We use the findings from these and other processes to improve our information security practices, procedures and technologies. We also have implemented and maintain information security incident response plans, which include processes to triage, assess severity for, escalate, contain, investigate and remediate information security incidents, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage. Additionally, while we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Financial Position — We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software used in our company and in our aircraft and data, both personal and proprietary, processed by us or third-party vendors.”

Information Security Governance and Oversight

Our ERM program enables the Board to establish a mutual understanding with management of the effectiveness of our information security risk management practices and capabilities, including the division of responsibilities for reviewing our information security risk exposure and risk tolerance, tracking emerging information risks and ensuring proper escalation of certain key risks for periodic review by the Board and its committees. As part of its broader risk oversight activities, the Board oversees risks from information security threats, both directly and through the Audit Committee. As reflected in its charter, the Audit Committee assists the Board in its management and assessment of information security, including cybersecurity and data privacy, and oversees our ERM program, including governance structure, risk assessment and risk management practices and our guidelines, policies and processes for risk assessment and risk management. The Audit Committee also oversees our internal control over financial reporting, including with respect to financial reporting-related information systems.

As an element of its ERM oversight activities, the Audit Committee reviews semi-annually the results of our enterprise risk assessments, including information security risk assessments, as well as management’s strategies to prevent, detect, monitor and manage such risks and related risk assessment and risk management policies. The Audit Committee discusses these risks with our Chief Information Officer (“CIO”) and Chief Information Security Officer (“CISO”) and reports to the Board on the substance of these reviews and discussions. Margaret Smyth, a member of our Audit Committee, holds a cybersecurity certificate obtained through the National Association of Corporate Directors, issued by Carnegie Mellon University, Software Engineering Institute, and a Cybersecurity Fundamentals for Finance and Accounting Professionals Certificate from the Association of International Certified Professional Accountants.

Lilium also maintains a Cybersecurity Steering committee that meets monthly, with Lilium’s Chief Operating Officer, CIO, CISO and Chief Legal Officer participating, to discuss information security risks and related assessments and remediation in order to ensure visibility and management oversight of information security processes and decisions. In addition to these regularly scheduled updates, the CIO and CISO also report to the Audit Committee or the Board, as appropriate, on how certain information security risks are being managed and provide updates regarding progress towards agreed mitigation goals, as well as any potential material risks from cybersecurity threats that have been detected by the information security team.

The CISO, who leads our information security team, is responsible for day-to-day prevention, identification, assessment and management of the information security risks we face. Our CISO, in collaboration with our Cybersecurity Steering committee (as well as the Audit Committee and Board when appropriate), is also responsible for prioritizing risks and risk mitigation activities and developing a culture of risk-aware practices. Our CISO has over 16 years of cybersecurity leadership experience working at various large multinational public and private companies across multiple industries headquartered in Germany, the United Kingdom and India. Our information security team is comprised of numerous cybersecurity professionals of varying experience and expertise including governance, risk compliance, architecture, threat intelligence, incident response, and malware analysis.

In addition to the ordinary course Board and Audit Committee reporting and oversight described above, we also maintain disclosure controls designed for prompt reporting to the Board and timely public disclosure, as appropriate, of material events covered by our risk management framework, including information security risks.

PART III

ITEM  17.FINANCIAL STATEMENTS

See Item 18.

ITEM  18.FINANCIAL STATEMENTS

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM  19.EXHIBITS

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1

English Translation of Amended Articles of Association of Lilium N.V. (Unofficial Translation) (incorporated by reference to Exhibit 99.7 to the Report of Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on August 8, 2023).

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

2.4	Form of RDO Warrant (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).
2.5	Form of 2022 PIPE Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).
2.6	Form of Aceville Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on May 15, 2023).
2.7	Form of 2023 PIPE Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on July 18, 2023).
4.1	Form of Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
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

4.16

Form of 2022 PIPE Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).

4.17

Form of Warrant Agency Agreement regarding the PIPE Warrants and RDO Warrants (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on November 22, 2022).

4.18

Securities Purchase Agreement, dated as of May 1, 2023, by and between Lilium N.V. and Aceville Pte. Limited (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on May 2, 2023).

4.19

Warrant Agency Agreement, dated as of May 15, 2023, by and between Lilium N.V. and Continental Stock Transfer & Trust Company regarding the Aceville Warrants (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on May 15, 2023)

4.20

Form of 2023 PIPE Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-40736), furnished to the SEC on July 18, 2023).

8.1†	List of Subsidiaries of Lilium N.V.
12.1†	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).
12.2†	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).
13.1††	Certification of Principal Officers pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1†	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft
97.1†	Clawback Policy of Lilium N.V.
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
†	Filed herewith
††	Furnished herewith
*	Indicates a management contract or compensatory plan, contract or arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LILIUM N.V.
March 15, 2024

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director

Lilium N.V.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Lilium N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Lilium N.V. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Munich, Germany

March 15, 2024

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Holger Graßnick	/s/ppa. Sylvia Eichler
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

We have served as the Company’s auditor since 2019.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022 and for the

years ended December 31, 2023, 2022 and 2021

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statements of Operations and Other

Comprehensive (Loss) / Income for the years ended

December 31, 2023, 2022 and 2021

in € thousand	Note	2023	2022	2021
Revenue	5	—	—	47
Cost of sales	5	—	—	(11)
Gross profit		—	—	36
Research and development expenses	6	(183,760)	(175,618)	(144,558)
General and administrative expenses	7	(81,280)	(93,887)	(239,093)
Selling expenses	8	(10,759)	(12,929)	(17,189)
Other income	9	8,136	6,808	2,274
Other expenses	10	(3,028)	(3,268)	(2,036)
Operating loss		(270,691)	(278,894)	(400,566)
Finance income	11	15,335	30,322	11,288
Finance expenses	11	(131,059)	(1,995)	(20,201)
Financial result	11	(115,724)	28,327	(8,913)
Share of loss in a joint venture / associate	17	(2,370)	(2,823)	(848)
Loss before income tax		(388,785)	(253,390)	(410,327)
Income tax (expense) / benefit	12	(334)	326	(709)
Net loss for the year		(389,119)	(253,064)	(411,036)

Other comprehensive (loss) / income

in € thousand (except per share data)	Note	2023	2022	2021
Other comprehensive (loss) / income that may be reclassified to profit or loss		(60)	33	44
Exchange differences on translation of foreign business units		(60)	33	44
Items that will not be subsequently reclassified to profit or loss		22	28	162
Remeasurement of defined pension benefit obligation	26	22	28	162
Other comprehensive (loss) / income		(38)	61	206
Total consolidated comprehensive loss for the year		(389,157)	(253,003)	(410,830)
Loss per share (basic and diluted) in €	13	(0.71)	(0.80)	(1.91)

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statement of Financial Position as of

December 31, 2023 and 2022

in € thousand	Note	12/31/2023	12/31/2022
ASSETS
Intangible assets	14	494	870
Property, plant and equipment	15,16	63,991	36,699
Investment in a joint venture / associate	17	11,040	13,410
Other financial assets	18	7,991	3,386
Non-financial assets	19	9,769	13,487
Non-current assets		93,285	67,852
Other financial assets	18	111,616	22,581
Non-financial assets	19	22,781	18,648
Income tax receivable	12	751	169
Cash and cash equivalents	20	83,508	179,581
Current assets		218,656	220,979
Total Assets		311,941	288,831
SHAREHOLDERS’ EQUITY AND LIABILITIES
Subscribed capital	21	5,728	53,104
Share premium	21	1,008,759	843,074
Other capital reserves	21	381,778	277,654
Treasury shares	21	—	(279)
Accumulated loss		(1,359,317)	(970,198)
Accumulated other comprehensive income		110	148
Shareholders’ equity		37,058	203,503
Other financial liabilities	23	17	21
Lease liabilities	16	8,224	8,353
Provisions	25,26	1,264	445
Trade and other payables	27	3,362	3,483
Deferred tax liabilities	12	—	10
Other non-financial liabilities	28	2,000	—
Non-current liabilities		14,867	12,312
Other financial liabilities	23	4	4
Lease liabilities	16	2,943	2,616
Shares-based payment liability	22	—	1,046
Provisions	25	311	730
Income tax payable	12	435	128
Warrants	24	205,013	26,267
Trade and other payables	27	44,601	33,658
Other non-financial liabilities	28	6,709	8,567
Current liabilities		260,016	73,016
Total Shareholders’ Equity and Liabilities		311,941	288,831

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statement of Changes in Equity for the years ended December 31, 2023, 2022 and 2021

							Accumulated other
							comprehensive income
								Remeasurement
								of defined
				Other			Currency	pension
		Subscribed	Share	capital	Treasury	Accumulated	translation	benefit
in € thousand	Note	capital	premium	reserves	shares	loss	reserve	obligation	Total
January 1, 2021		29,550	224,359	110,055	(25)	(306,098)	39	(158)	57,722
Loss for the year		—	—	—	—	(411,036)	—	—	(411,036)
Other comprehensive income		—	—	—	—	—	44	162	206
Total comprehensive income / (loss)		—	—	—	—	(411,036)	44	162	(410,830)
Share-based payment awards	22	—	—	53,350	—	—	—	—	53,350
Convertible loans	21	2,464	127,813	(34,084)	—	—	—	—	96,193
Reorganization	1,21	2,724	51,116	111,109	(81)	—	—	—	164,868
Share capital increase 2021 PIPE	21	5,400	375,808	—	—	—	—	—	381,208
Share buy-back	21	—	45	—	(45)	—	—	—	—
December 31, 2021		40,138	779,141	240,430	(151)	(717,134)	83	4	342,511
Loss for the year		—	—	—	—	(253,064)	—	—	(253,064)
Other comprehensive income		—	—	—	—	—	33	28	61
Total comprehensive income / (loss)		—	—	—	—	(253,064)	33	28	(253,003)
Share-based payment awards	22	—	—	27,380	—	—	—	—	27,380
Conversion of share-based payment awards into shares	21	1,303	207	(2,072)	—	—	—	—	(562)
Exercise of Reorganization warrants		0	0	—	—	—	—	—	0
Share capital increase – ELOC	21	674	12,520	—	—	—	—	—	13,194
Share capital increase – RDO & 2022 PIPE	21	10,983	50,095	11,916	—	—	—	—	72,994
Conversion of Class B shares	21	—	126	—	(126)	—	—	—	—
Repurchase of Class B shares	21	6	108	—	(108)	—	—	—	6
Sale of treasury shares held by consolidated entity	21	—	877	—	106	—	—	—	983
December 31, 2022		53,104	843,074	277,654	(279)	(970,198)	116	32	203,503
Loss for the year		—	—	—	—	(389,119)	—	—	(389,119)
Other comprehensive income / (loss)		—	—	—	—	—	(60)	22	(38)
Total comprehensive income / (loss)		—	—	—	—	(389,119)	(60)	22	(389,157)
Share-based payment awards	22	—	—	22,805	—	—	—	—	22,805
Conversion of share-based payment awards into shares	21	1,471	—	(1,510)	—	—	—	—	(39)
Initial recognition of May 2023 Warrants	21	—	—	82,829	—	—	—	—	82,829
Share capital increase – CMPO & 2023 PIPE	21	9,046	81,387	—	—	—	—	—	90,433
Exercise of May 2023 Warrants	21	2,453	24,231	—	—	—	—	—	26,684
Conversion of Class B shares	21	—	84	—	(84)	—	—	—	—
Cancellation of issued shares	21	(194)	—	—	194	—	—	—	—
Reduction in nominal value of Class A, B and C shares	21	(60,152)	59,983	—	169	—	—	—	—
December 31, 2023		5,728	1,008,759	381,778	—	(1,359,317)	56	54	37,058

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

Lilium Group

IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium Group – Consolidated Statement of Cash Flows

for the years ended December 31, 2023, 2022 and 2021

in € thousand	2023	2022	2021
Net loss for the year	(389,119)	(253,064)	(411,036)
Adjustments to reconcile consolidated net loss to net cash flows:
Income tax expense / (benefits)	334	(326)	709
Net interest (income) / expense	(4,813)	958	4,289
Depreciation, amortization and impairment	12,694	8,267	6,476
Share listing expense	—	—	111,109
Expenses for other share-based payments	22,539	24,261	61,378
Net losses from the disposal of intangibles and PP&E	—	17	—
Share of loss in a joint venture / associate	2,370	2,823	848
Gain on dilution in investment in joint venture / associate	—	(1,179)	—
Fair value and foreign exchange changes of financial instruments and expected credit losses	120,592	(29,050)	4,625
Net exchange differences	(812)	—	—
Income tax paid	(617)	(266)	(196)
Change in provisions	(345)	(1,640)	2,392
Working capital adjustments:
Changes in trade and other payables	10,633	(1,451)	20,517
Change in other assets and liabilities	(5,445)	(6,935)	(16,177)
Cash flow used in operating activities	(231,989)	(257,585)	(215,066)
Purchases of intangible assets	(79)	(200)	(1,597)
Purchases of and advance payments on property, plant and equipment	(28,671)	(8,942)	(17,099)
Disposals of intangible assets, property, plant and equipment	—	—	1
Proceeds from short-term investments	110,000	319,773	50,000
Payments for short-term investments	(200,000)	(120,000)	(220,006)
Payments for acquisition of an associate	—	—	(13,680)
Payment for acquisition of equity instruments	(5,159)	—	—
Payments for promissory notes	—	—	(1,051)
Interest paid	—	(466)	—
Interest received	4,160	129	6
Cash flow (used in) / from investing activities	(119,749)	190,294	(203,426)
Proceeds from share capital increase and issue of warrants – CMPO & 2023 PIPE	104,409	—	—
Proceeds from issue of May 2023 Warrants	159,227	—	—
Proceeds from share capital increase and issue of warrants - RDO & 2022 PIPE	—	113,971	—
Proceeds from other share capital increase - ELOC	—	12,498	—
Proceeds from the Reorganization	—	—	83,393
Proceeds from the 2021 PIPE capital increase	—	—	381,208
Proceeds from exercise of May 2023 Warrants	1,091	—	—
Proceeds from convertible loans	—	—	1,850
Proceeds from other share capital increase and capital contributions	290	288	7
Payments of transaction costs for capital contributions	(6,112)	(7,402)	(2,227)
Proceeds from sale of shares held in treasury	—	983	—
Payment for foreign exchange contract	—	—	(423,372)
Proceeds from foreign exchange contract	—	—	407,840
Principal elements of lease payments	(3,425)	(2,720)	(1,781)
Interest paid	(604)	(534)	(734)
Cash flow from financing activities[1]	254,876	117,084	446,184
Cash-based changes in cash and cash equivalents	(96,862)	49,793	27,692
Effect of foreign exchange rate changes on cash and cash equivalents	789	(13)	20
Effect of change in expected credit loss provisions	—	(55)	—
Net (decrease) / increase in cash and cash equivalents	(96,073)	49,725	27,712
Cash and cash equivalents at the beginning of the year	179,581	129,856	102,144
Cash and cash equivalents at the end of the year	83,508	179,581	129,856

The accompanying notes are an integral part of these consolidated financial statements (IFRS).

1 Please refer to note 29.3.

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

Lilium N.V. is a public company under Dutch law and is registered under the Dutch trade register number 82165874. Lilium N.V. has its activities exclusively in Germany. On February 1, 2024, the address, but not the physical location, of the Company’s principal executive office changed from Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany to Galileostraße 335, 82131 Gauting, Germany. The Company is publicly listed and traded on Nasdaq under the symbols “LILM” for its Class A ordinary shares and “LILMW” for its listed redeemable warrants since September 15, 2021.

The consolidated financial statements of the Group for the year ended December 31, 2023, were authorized for issue by the Management Board on March 14, 2024.

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

Going Concern

The financial statements have been prepared on a basis that the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Management assessed the Group’s ability to continue as a going concern and evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the financial statements.

Historically, the Group has funded its operations primarily through capital raises and loans from shareholders. Since its inception, the Group has incurred recurring losses and negative cash flows from operations (accumulated losses of €1,359.3 million as of December 31, 2023). The Group expects to continue generating operating losses and negative cash flow from operations for the foreseeable future. The outstanding warrants are settled upon exercise by warrant holders via issuance of Class A Shares against the applicable exercise price without negatively impacting the liquidity of the Group.

Lilium’s financing plan shows substantial financing needs for the foreseeable future. Based on its business plan, the Group depends on substantial financing to fund development activities and operations, which is not assured.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the Group must reach several milestones, including completion of its research and development program, and obtaining regulatory approvals, which will have an increased importance as the company progresses towards commercialization. Consequently, the Group’s ability to continue as a going concern is largely dependent on its ability to successfully progress with its business model and to raise additional funds in the near future through a combination of debt financings, equity offerings, partnerships and grant funding. The Group plans to raise additional capital in the next 12 months and beyond through a variety of means, including equity offerings, pre-delivery payments (“PDPs”), grants, debt financing or a combination of these financing measures in order to continue as a going concern.

There is no certainty that the Group will be successful in obtaining sufficient funding through any or a combination of these financing measures. If the Group is unsuccessful in raising sufficient capital, the Group’s management will be required to undertake, and is committed to undertaking, additional significant cost-cutting measures including significant headcount reductions that could mean that it would be forced to curtail or discontinue its operations.

Based on its recurring losses from operations since inception, expectation of continuing operating losses for the foreseeable future and the need to raise additional capital to finance its future operations, which is not assured yet, the Group has concluded that there is substantial doubt about its ability to continue as a going concern, and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Despite this substantial doubt, management is continuing to take actions to secure sufficient financing, and thus believes that the application of the going concern assumption for the preparation of these consolidated financial statements is appropriate.

Group information

Consolidated entities are as follows:

	Country of	Date of	% equity interest owned
Name	Incorporation	incorporation	12/31/ 2023	12/31/ 2022
Lilium N.V.	Netherlands	March 11, 2021	100.0%	100.0%
Lilium GmbH	Germany	February 11, 2015	100.0%	100.0%
Lilium Schweiz GmbH	Switzerland	December 8, 2017	100.0%	100.0%
Lilium Aviation UK Ltd.	United Kingdom	December 20, 2017	100.0%	100.0%
Lilium Aviation Inc.	United States	July 1, 2020	100.0%	100.0%
Lilium eAircraft GmbH	Germany	August 17, 2020	100.0%	100.0%
Stichting JSOP	Netherlands	September 10, 2021	0.0%	0.0%
Lilium Aviation Spain SLU	Spain	April 7, 2022	100.0%	100.0%
Lilium Aviation France SAS	France	December 29, 2023	100.0%	n/a

The Netherlands trust “Stichting JSOP” (“Stichting”) has been fully consolidated, as Lilium has the right to appoint the members of the board of the trust and therefore controls the trust. Lilium is exposed to a variable return risk as it bears the responsibility for all operational costs associated with the trust.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Segment

The Group operates its business as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information. Regarding the geographical split of non-current assets, the investment in a joint venture is located in the United States, and the geographic location of property, plant and equipment is disclosed in note 15. Most of the remaining non-current assets are located in Germany.

Foreign currency

The Group’s consolidated financial statements are presented using the Euro, which is the Group’s functional currency. The functional currency of all foreign consolidated entities included in these consolidated financial statements is their local currency. Lilium translates the financial statements of these subsidiaries to Euro using year-end exchange rates for assets and liabilities, and average exchange rates for income and expenses. Adjustments resulting from translating foreign functional currency financial statements into Euro are recorded as a separate component in the consolidated statements of comprehensive income.

Monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are initially recognized at the foreign exchange rate on recognition date and remeasured at the foreign currency rates as of the reporting date. Foreign currency transaction gains and losses from the remeasurement are included in other income, other expenses, financial income or financial expenses, as appropriate, in the consolidated statements of operations for the period.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The following standards, amendments and interpretations were adopted by the Group for the first time for its annual reporting period commencing January 1, 2023:

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

New Standards and Interpretations not yet adopted by the Group

Certain new accounting standards and amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. None of these standards are expected to have a material impact on the consolidated financial statements of the Group:

Standard/amendment/ interpretation	Effective date
Amendment to IAS 1, Non-current liabilities with Covenants	Annual periods on or after January 1, 2024
Amendment to IFRS 16 – Leases on sale and leaseback	Annual periods on or after January 1, 2024
Amendment to IAS 1, ‘Presentation of financial statements’, on classification of liabilities as current or non-current	Annual periods on or after January 1, 2024
Amendment to IAS 7 and IFRS 7, on supplier finance arrangements	Annual periods on or after January 1, 2024

3.Material Accounting Policies

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

Management recognizes there is interest for an air mobility service, especially within heavily populated urban areas; however, there is not yet an established market for this new industry. The self-developed eVTOL technology used in the development of the Lilium Jet is highly innovative and there are uncertainties related to successful completion of the development. Management believes that the ability to use the Lilium Jet to generate future economic benefit will be established once type certification is granted by the authorities. Consequently, the Group has not yet capitalized development costs. These costs are reflected in the consolidated statement of operations in the period in which the expenditure is incurred.

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

Leasehold improvements are amortized over the unexpired portion of the lease term or the estimated useful life of the improvements, whichever is shorter. The residual value, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

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

At the commencement date of the lease, which is the date at which the leased asset is available for use, the Group recognizes a right-of-use asset, which represents a right to use the underlying leased asset, and a corresponding lease liability, which represents the present value of future lease payments, in the consolidated statement of financial position. Short-term leases (leases with lease term of 12 months or less from lease commencement and that do not contain a purchase option) and leases of low value assets are not capitalized. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statement of operations.

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

At lease commencement right-of-use assets are initially measured at cost and are subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities recognized. Cost of right-of-use assets includes lease liabilities, initial direct costs, prepayments made on or before the commencement date and less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the right-of-use asset and the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of the leased property and equipment. The right-of-use asset is periodically assessed for impairment. The Group has presented right-of-use assets within “Property, plant and equipment”.

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

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in joint venture or associate. At each reporting date, the Group determines whether there is objective evidence that the investment in joint venture or associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture or associate and its carrying value, and then recognizes the loss within ‘Share of profit/loss in a joint venture/ associate’ in the consolidated statements of operations.

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

Non-financial Assets

Insurance recoveries are recognized for virtually certain reimbursements for damaged assets from insurers. Other non-financial assets are recognized at cost.

Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of financial position and consolidated statement of cash flows comprise cash at banks and on hand and short-term highly liquid deposits with an initial maturity of three months or less that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. Depending on the classification, these financial assets are measured at amortized cost or fair value with changes through profit or loss – see financial instruments, note 29.

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

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. The Group has no such assets and liabilities.

Financial assets

The Group’s financial assets include cash and cash equivalents and other financial assets. Other financial assets include security deposits, investment in equity instruments, fixed-term deposits and money market funds.

Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. As an exception to this general rule, trade receivables are measured at their transaction price.

Transaction costs are expensed as incurred for financial assets initially measured at fair value through profit or loss (“FVTPL”).

Financial assets are classified at initial recognition as either measured at amortized cost (“AC”), fair value through other comprehensive income (“FVOCI”), or FVTPL depending on the contractual cash flows and the Group’s business model for managing them. For certain financial assets that are debt instruments, the Group has the objective to hold financial assets in order to collect the contractual cash flows. If the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding amount, the Group will measure these financial assets at AC under consideration of impairment (see following section). All of the Group’s financial assets are measured at AC, with the exception of money market funds and investment in equity instruments. The money market funds are required to be measured at FVTPL because the cash flows are not solely payments of principal and interest on the principal outstanding amount.

The Group classifies its investment in equity instruments in FVTPL.

Gains and losses from financial assets measured at FVTPL are presented in the consolidated statements of operations in finance income and finance expense. Gains and losses from financial assets measured at AC including effects resulting from impairment are also presented in finance income and finance expense. Generally, the gains and losses from foreign currency translation effects are presented in other income and other expenses.

A financial asset is derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or have been transferred.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Impairment of financial assets – expected credit losses (“ECL”)

All financial assets measured at AC are required to be impaired at initial recognition in the amount of their expected credit loss (“ECL”). ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. Lilium recognizes an allowance for ECLs for other financial assets according to the “general approach”. This means that ECLs are recognized in three stages. For credit exposures at initial recognition, ECLs are provided for credit losses that result from default events which may be possible within the next 12-months (Stage 1: a 12-month ECL). For credit exposures for which there has been a significant increase in credit risk since initial recognition (which is deemed to have occurred if a payment is more than 30 days past due), a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (Stage 2: a lifetime ECL). The same applies if objective indications exist that a default event has occurred (Stage 3: an incurred loss). In this case, any interest income is measured on the basis of the net carrying amount, while for Stage 1 and 2 the basis is the gross carrying amount. Examples of objective evidence are significant financial difficulties experienced by the debtor, payment default or delays, a lowering of the credit rating, insolvency or where measures are taken to secure a debtor’s financial situation, or if other observable data indicates that expected cash flows deriving from financial assets may be appreciably reduced.

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

Financial liabilities

The Group’s financial liabilities include warrants and other derivatives, lease liabilities (see note 16), trade and other payables, and other financial liabilities.

Financial liabilities are classified as measured at AC or FVTPL. All financial liabilities are recognized initially at fair value less, in the case of a financial liability not at FVTPL, directly attributable transaction costs. Transaction costs are expensed as incurred for financial liabilities initially measured at FVTPL.

Financial liabilities at FVTPL are measured at fair value and gains and losses resulting from changes in fair value are recognized in finance income and finance expenses. The Group only accounts for separated embedded derivatives of convertible loans and warrants as well as for other derivatives as a financial liability measured at FVTPL. All other financial liabilities are subsequently measured at AC using the effective interest rate (“EIR”) method. When applying the EIR method, the Group generally amortizes any fees, points paid or received, transaction costs and other premiums or discounts that are included in the calculation of the EIR over the expected life of the financial instrument. Gains and losses are recognized in interest expense when the liabilities are derecognized as well as through the EIR amortization process. For financial liabilities subsequently measured at AC, the foreign currency translation effects are presented in other income and other expenses. Foreign currency translation effects on financial liabilities at FVTPL are recognized in finance income or finance expenses.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Where there are hybrid instruments, transaction costs are apportioned between the liability and equity components based on the allocation of proceeds to the liability and equity components when the instruments are initially recognized.

An embedded derivative in a hybrid contract, with a financial liability or a non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVTPL. The assessment whether to separate an embedded derivative is done at initial recognition of the hybrid contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The resulting gain or loss is recognized in the consolidated statement of operations.

Convertible Loans

Convertible loans are assessed at issuance for any components of equity and liability. Convertible loans are bifurcated into a debt component and an equity instrument, if there is a conversion right that fulfils equity criteria. The conversion right of a convertible loan is classified as a liability if some conversion features of the loan lead to a conversion into a variable number of shares. Embedded derivatives resulting from conversion rights are assessed and, if needed, are separated from the host contract. The remaining host contract is measured at AC and the separated embedded derivative is measured at FVTPL until the loan is converted into equity or becomes due for repayment.

If there are other derivative features provided for in the contract besides the conversion right, they are treated as a combined embedded derivative if they share the same risk exposure and are interdependent.

Derivative Financial Instruments

The Group evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to “IFRS 9 Financial Instruments” (“IFRS 9”).

Warrants are recognized as derivative financial instruments in accordance with IAS 32. Accordingly, the Group generally classifies warrants as financial liabilities at FVTPL. The liabilities are subject to re-measurement at each balance sheet date until exercised or expired, and any change in fair value is recognized in the finance income or finance expenses.

The Group recognizes all warrant liabilities as current liabilities as the date of settlement is outside of the Group’s control and can occur within twelve months from the balance sheet date.

Upon exercise of warrants the Group recognizes an increase in subscribed capital and share premium equal to the exercise price paid upon settlement and the fair value of the derivative warrant liability as at the date of exercise.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

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

Fair Values of Assets and Liabilities

Fair value is a market-based measurement. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value:

●	Level 1: contains the use of unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2: using inputs other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

●	Level 3: inputs are based on unobservable data

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

Further information about the assumptions made in measuring fair values of financial instruments is included in note 29.1.

In cases where a gain or loss arises on initial recognition of a financial asset or a financial liability because the fair value deviates from the transaction price and is neither evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) nor based on a valuation technique that uses only data from observable markets (i.e., a Level 2 input), this gain or loss remains unrecognized until all market inputs become observable. In case such gain or loss results from a transaction with shareholders, this amount is to be considered as capital contribution to the Group and is therefore to be recognized in equity.

Share-based Payments

General accounting principles

The Group grants certain share-based payment awards to the Group’s employees, advisors and vendors in exchange for their service.

These share-based payment awards qualify either as cash-settled or equity-settled transactions depending on the terms of settlement. When the settlement choice (i.e. cash versus shares) lies with the recipient, awards are classified as compound financial instruments. Only in the case the equity component is zero, the award is accounted for as a cash-settled option. When the settlement choice lies with the Group, the award is classified as an equity-settled grant unless the Group has a present obligation to settle in cash.

For cash-settled awards a liability is recognized at fair value. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in profit or loss for the period.

An equity-settled award is measured based on the fair value determined at grant date. The fair value usually remains unchanged after the grant date. In case of a modification of an award after grant date, an incremental fair value is determined at the modification date for modifications that are beneficial to the recipients.

Goods or services received or acquired in an equity-settled share-based payment transaction with vendors is recognized when the goods are obtained or as the services are received with a corresponding increase in equity, are measured directly, at the fair value of the good or services received. When the goods or services received do not qualify for recognition as assets, they are recognized as expenses.

Refer to note 22 for the measurement approach of the fair value of share-based payments.

The expenses for services received are recognized when the recipient renders services over the applicable vesting period with a corresponding increase of either the liability or equity, depending on the classification of the awards. The related share-based payment awards expense is recorded in the functional cost category to which the recipient’s costs are classified.

Non-financial liabilities

Non-financial liabilities are recognized at their nominal amounts.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenues from contracts are recognized when the customer gains the ability to direct the use of and obtain substantially all the remaining benefits from the goods delivered or services performed. The consideration which the Group expects to receive is allocated to each of the performance obligations, using the relative stand-alone selling price method.

Revenue from sale of Lilium Jet

Revenue is recognized at a point in time (i.e. when the customer accepts the delivery of the aircraft).

The Group identifies the performance obligations of the contract and allocates the transaction price to these performance obligations. Advances and customer deposits for aircraft are received in the normal course of business and are intended to protect the Group from the customer failing to complete its contractual obligations and therefore not considered to be a significant financing component. A contract liability for the Group’s obligation to deliver the aircraft is recognized upon the receipt of customer deposits for aircraft.

The Group will continue to monitor the progress of contracts entered with customers and will recognize revenue when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Leases – Incremental Borrowing Rate

The Group cannot readily determine the interest rate implicit in the majority of its leases, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBRs used by the Group are calculated based on the risk-free rate, individual country risk premiums of underlying country and credit spread. The weighted average IBR in 2023 is 5.12% (2022: 3.53%).

Investment in joint venture/ associate – Purchase Price Allocation

The Group holds 27.7% of Ionblox, Inc (“Ionblox”), described in detail in note 17. Management calculated the goodwill acquired during purchase by performing a purchase price allocation, allocating the total consideration between the fair value of the identified net assets acquired and the goodwill acquired upon purchase. Assessing the fair value of the identified net assets acquired requires significant judgement. Management concluded that the fair value of the technology portfolio and the brand value acquired significantly exceeded their carrying value.

Management used the Multi-Period Excess Earnings Method (MPEEM) for the valuation of the technology portfolio. The MPEEM estimates the fair value of an intangible asset as a residual value after deducting charges for all other assets. It is assumed that the Group holds only the intangible asset to be valued and leases all other assets necessary to operate the business. Contributory asset charges (CACs) reflect all return on and of the supporting assets and are deducted for the use of all other assets. The Remaining Useful Life for the technology portfolio was estimated to be 15 years at the point of purchase.

Management used the Relief-from-Royalty (RfR) method for valuation of the Ionblox brand. This method is based on the assumption that if the Group did not own the brand, it would be willing to enter a licensing agreement for the brand. As part of this hypothetical licensing transaction, the licensee would have to pay royalty fees to the licensor. The value of the brand can thus be estimated as the present value of all future royalty payments in a hypothetical licensing transaction. Management has applied a hypothetical royalty rate of 0.93% based on comparable industry peers. The remaining useful life for the brand asset was estimated to be 15 years at the point of purchase.

Investment in equity instrument

The Group purchased a non-controlling interest in a supplier to the Group (investment in equity instrument).

Management calculated the fair value of the equity instrument in accordance with IFRS 13 based on the residual interest in the identified net assets acquired upon purchase. Assessing the fair value of the identified net assets acquired requires significant judgement as the instrument is not quoted on an open market. As this is the case, management will assess all available information at the period end to determine the most appropriate fair value. Management has deemed the most appropriate method of valuation to be either the purchase price used by a third party during a recent market transaction close to the relevant period end, or if there is no appropriate transaction, an income approach using discounted cash flow analysis which assesses the fair value of the asset based on its expected future cash flow.

As there has been a recent market transaction close to the end of the financial year, Management has used this method to determine the fair value of the investment in equity instrument as of December 31, 2023.

Share-based Payments

An option pricing model (Black-Scholes) has been used for the determination of the fair value of awards. A simplified approach has been used in cases where share options have been deep in the money, so that the intrinsic value could serve as an approximation for the value of the option.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Performance-based Stock Options “PSO”

For the performance-based stock options, the service-based vesting condition is predetermined and does not require any assumptions or estimates. For the performance-based vesting condition management must estimate when the Group will earn its first dollar or any equivalent currency of revenue recognized in the Group’s consolidated financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either the European Union Aviation Safety Agency or the Federal Aviation Administration and the customer has also paid for such services. This date is reassessed at every reporting date.

Warrants

The Group has issued warrants to issue Class A shares. The terms and conditions and financial impact of the issued warrants are described in note 24, with the exception of the Azul Warrants which are accounted for as a share-based payment and disclosed in note 22.

For each of the warrants disclosed in note 24 the Group assessed that the warrants have the characteristics of a derivative financial instrument. The warrants are accounted at inception as a financial liability at FVTPL, with the exception of the May 2023 Warrants.

At initial recognition the May 2023 Warrants had a positive fair value to Lilium, considering the expected prefunding to be received, the market conditions at date of initial recognition and the exercise price. The Group concluded that the instrument is accounted at inception as a financial asset at FVTPL. The investor, Aceville Pte. Limited (“Aceville”) is an affiliate of Tencent Holdings Limited (“Tencent”), a major shareholder of the Group, and so the issue of the financial asset is recognized as an equity contribution from Tencent in other capital reserves. During the period the prefunding was received in full, and the May 2023 Warrants are subsequently accounted for as a financial liability at FVTPL.

Valuation of Level 2 warrants

The Reorganization warrants consist of the Private Warrants and the Public Warrants. The Public Warrants trade on the NASDAQ stock exchange (ticker: LILMW). The fair value of the Private Warrants is deemed to be equal to the fair value of the Public Warrants. The Private Warrants are identical to the Public Warrants, except that the Private Warrants were not transferable, assignable or salable until 30 days after the completion of the Business Combination. Additionally, the Private Warrants will not be redeemable by Lilium so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Warrants are held by holders other than the initial purchaser or their permitted transferees, the Private Warrants will be redeemable by Lilium and exercisable by such holders on the same basis as the Public Warrants.

The Group has certain redemption rights depending on the share price of which one only relates to the Public Warrants, but given the other elements in the agreement, the Group has a certain economic incentive to call for redemption of all Warrants before a certain share price. Consequently, management has applied the same valuation to both the Private Warrants and Public Warrants. The Public Warrants are Level 1 and the Private Warrants are Level 2 in the fair value hierarchy.

Valuation of Level 3 warrants

The RDO & 2022 PIPE Warrants, May 2023 Warrants and 2023 PIPE Warrants are all Level 3 in the fair value hierarchy.

The fair value has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing Lilium N.V. stock price as of the valuation date, expected stock price volatility, term, risk-free rate and dividend yield. The expected stock price volatility was based on Lilium N.V. implied volatilities calculated over a period matching the remaining life of these warrants. The term input is equal to the warrants’ remaining contractual term. The risk-free interest rate is based on interpolated US Dollar (“USD”) Secured Overnight Financing Rate (“SOFR”) swap rate for a maturity equal to the remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the May 2023 Warrants (issued to a related party as described in note 31) initially included the probability of the receipt of the Additional Funding Amount as an independent input factor. The Additional Funding Amount was received in July 2023, therefore this input factor is no longer required for subsequent measurements after July 2023.

Over-allotment option in Confidentially Marketed Public Offering (“CMPO”)

During the 2023 Public Offering as disclosed in note 21, the Company entered into an underwriting agreement for the purchase and sale of its Class A shares. The transaction includes an over-allotment option which grants the underwriter the right to purchase additional shares from the Company at a fixed price to cover any over-allotments at public offerings.

The Group has determined that the over-allotment option meets the criteria to be recognized at inception as a derivative financial liability. In accordance with IFRS 9, the Group classifies derivative financial liabilities at FVTPL.

The over-allotment option is recognized initially at fair value. The Level 3 fair value is determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing Lilium N.V. stock price as of initial recognition date, expected stock price volatility, term, risk-free rate and dividend yield. The expected stock price volatility was based on Lilium N.V. implied volatilities calculated over a period matching the remaining life of the option. The term input is equal to the option’s remaining term. The risk-free interest rate is based on interpolated USD SOFR swap rates for a maturity equal to the remaining life of the option. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Upon expiry of the over-allotment option, the carrying amount of the liability, after performing a last subsequent measurement, is derecognized against the profit or loss in line with the Group’s policy for financial liabilities.

Covid-19 Risks and Uncertainties, War in Ukraine and Geopolitical Conflicts

The Board is actively monitoring the impact on the Group from uncertainty regarding the consequences and lingering impact of the COVID-19 pandemic. The Group had implemented logistical and organizational changes to bolster the Group’s resilience to the COVID-19 pandemic. The extent that COVID-19 continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted. However, based on the latest developments, the Group expects business operations to continue with minimal to no ongoing impact from the COVID-19 pandemic for the foreseeable future.

The Board is also actively monitoring the impact on the Group from the war in Ukraine. The Group does not and does not intend to have any operations in Ukraine, Belarus or Russia, or engage with direct suppliers located in Ukraine, Belarus or Russia. There is currently no direct impact on the Group from the war in Ukraine and sanctions imposed on Russia and Belarus as the Group does not have any operations or direct suppliers located in these jurisdictions.

Finally, the Board is also actively monitoring other geopolitical conflicts and tension, including the imposition of and changes in foreign investment, economic sanctions and trade control regulations that could adversely impact our business. There is currently no material impact on the Group’s operations from applicable foreign investment, economic sanctions and trade control regulations. However, the imposition of and changes in such regulations in the future could adversely impact our business. The Group continues to closely monitor the impact on general economic factors from the war in Ukraine, including the impact of inflation, changing interest rate environment, and the access to capital or debt at a favorable cost, as such puts pressure on the Group’s costs for employees, raw materials and other parts provided by suppliers.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

5.Revenue from Contracts with Customers and Cost of Sales

During the year, the Group entered into revenue generating contracts to deliver aircraft. No revenue was recognized during the current year (2022: nil) as no goods or services were transferred to customers.

In 2021, revenue amounting to €47 thousand was recognized from one customer at a point in time upon receipt of acceptance in relation to provision of infrastructure and mobility consultation services provided to airport authorities. The geographic region which recognized revenues was Germany based on the Group’s location which bills the customer. Related costs are captured in costs of sales and comprise of personnel expenses.

6.Research and Development Expenses

Research and development expenses consist of the following:

In € thousand	2023	2022	2021
Salaries and social security	76,453	77,455	75,672
Professional services	75,573	72,840	49,421
Materials	9,743	7,808	9,009
Depreciation/amortization/impairment	10,448	6,386	4,541
IT and communication expense	4,249	3,709	1,248
Other research and development expenses	7,294	7,420	4,667
Total research and development expenses	183,760	175,618	144,558

Expenses for salaries and social security mainly include salary, salary-related expenses and share-based payment awards recognized from the Group’s share-based payment award programs (note 22).

Professional services include €66,217 thousand (2022: €54,734 thousand; 2021: €31,576 thousand) for consulting services and supply-chain development costs and €9,356 thousand (2022: €18,105 thousand; 2021: €17,845 thousand) for contractors. Consulting, supply-chain development, and contractor services are in relation to research and development activities being conducted with suppliers and partners in readiness for entry into service (EIS).

Materials include various components used in development of the Lilium Jet.

Other research and development expenses include occupancy costs, travel expenses and other operating expenses.

7.General and Administrative Expenses

General and administrative expenses consist of the following:

In € thousand	2023	2022	2021
Share listing expense	—	—	111,109
Professional services	19,383	28,851	70,380
Salaries and social security	31,742	30,187	35,395
IT and communication expense	19,457	20,374	12,391
Depreciation/amortization/impairment	2,057	1,816	1,870
Insurances	3,161	6,457	1,698
HR related expenses (training, recruitment)	492	1,466	1,617
Other administrative expenses	4,988	4,736	4,633
Total administrative expenses	81,280	93,887	239,093

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Professional services related to general legal advice, external contractors, consultants, audit expense, staff lease and bookkeeping services. In 2021, professional services also included Lilium’s consulting and legal fees in relation to the Reorganization which are not capitalizable, investor relations costs not deducted from capital reserves (in total €33,127 thousand), and €13,030 thousand for the issue of Azul Warrants (see note 22).

Expenses for salaries and social security include employee remunerations, benefits and share-based payment awards recognized from the Group’s share-based payment award programs (note 22).

IT and communication expense relate to IT maintenance and development costs for general tools used by all functions in the Group. In 2023, these expenses include €8,895 thousand (2022: €13,527 thousand; 2021: €6,590 thousand) incurred for a cloud-based data analytics tool.

Insurance expenses mainly relate to Directors & Officers liability insurance.

Other administrative expenses include occupancy costs, travel expenses, membership fees and other operating expenses.

In 2021 the share listing expense was the fair value of the shares issued by Lilium N.V. in excess of the net assets acquired from Qell as a result of the Reorganization (see note 1 for details).

8.Selling Expenses

Selling expenses consist of the following:

In € thousand	2023	2022	2021
Salaries, social security	7,320	8,915	11,971
Professional services	291	1,690	1,983
Marketing	1,956	1,448	2,059
Travel	588	523	626
Depreciation/amortization/impairment	189	65	65
Other selling expenses	415	288	485
Total selling expenses	10,759	12,929	17,189

The Group recognizes costs related to the commercialization of the Lilium Jet as selling expenses. Expenses for salaries and social security mainly include employee remunerations, benefits and share-based payment awards recognized from the Group’s share-based payment award programs (note 22). In 2021, marketing costs mainly related to the Reorganization.

9.Other Income

Other income consists of the following:

In € thousand	2023	2022	2021
Foreign currency gains	5,698	3,842	1,689
Insurance recoveries	22	483	456
Income received from grants	2,039	1,038	51
At-equity income from dilution	—	1,179	—
Other miscellaneous income	377	266	78
Total other income	8,136	6,808	2,274

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency gains of €5,698 thousand (2022: €3,842 thousand; 2021: €1,689 thousand) are primarily derived from favorable exchange rate movements on foreign trade payables and the Group’s cash holdings denominated in USD.

Lilium has been granted government funds for conducting research on future mobility infrastructure and technology. The conditions connected with the grants have been fulfilled by the Group and therefore, have been recognized in other income.

At-equity income from dilution in 2022 of €1,179 thousand relates to the Group’s gain on dilution in the investment in Ionblox (see note 17).

10.Other Expenses

Other expenses consist of the following:

In € thousand	2023	2022	2021
Foreign currency losses	3,027	3,264	1,054
Miscellaneous other items	1	4	982
Total other expenses	3,028	3,268	2,036

Foreign currency losses of €3,027 thousand in 2023 (2022: €3,264 thousand; 2021: €1,054 thousand) are primarily derived from unfavorable exchange rate movements on the Group’s cash holdings denominated in US Dollar and from currency losses on foreign trade payables.

11.Financial Result

Financial result is comprised of the following:

In € thousand	2023	2022	2021
Finance income	15,335	30,322	11,288
thereof: fair value changes	9,565	29,922	11,280
thereof: impairment losses net of reversal	57	125	—
thereof: interest income	5,713	275	8
Finance expenses	(131,059)	(1,995)	(20,201)
thereof: fair value changes	(130,159)	(763)	(15,645)
thereof: interest portion of lease payments	(604)	(443)	(437)
thereof: other interest expense	(296)	(789)	(376)
thereof: impairment losses net of reversal	—	—	(260)
thereof: interest on convertible loans	—	—	(3,483)
Financial result	(115,724)	28,327	(8,913)

Finance Income

Fair value changes mainly resulted from changes in value of warrants of €6,219 thousand (2022: €29,688 thousand; 2021: €4,454 thousand) consisting of fair value changes of the 2023 PIPE Warrants of €2,599 thousand (2022: €30,196 thousand; 2021: €5,492 thousand) and the gain from the foreign exchange translation of warrants of €3,620 thousand (2022: (€508 thousand); 2021: ( €1,038 thousand)).

As part of the CMPO financing transaction described in note 21, the underwriter had an over-allotment option to purchase additional shares within 30 days of the underwriting agreement. The option expired without being exercised, resulting in fair value changes of €3,346 thousand being recognized upon subsequent measurement in finance income.

Finance income also consists of interest income of €5,713 thousand (2022: €275 thousand; 2021: €8 thousand) primarily earned from fixed-term deposits and cash at bank.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

In 2021, finance income further included €6,351 thousand from fair value changes of embedded derivatives of convertible loans.

Finance expense

Fair value changes mainly resulted from changes in fair value of warrants of €129,609 thousand (2022 and 2021: nil), consisting of realised fair value changes of €15,765 thousand (2022 and 2021: nil) from the exercise of 2023 May Warrants and changes in value of unexercised warrants of €113,844 thousand (2022 and 2021: nil), consisting of fair value changes of warrants of €113,733 thousand (2022 and 2021: nil) and the loss from the foreign exchange translation of 2023 PIPE Warrants of €111 thousand (2022 and 2021: nil).

In 2022, the finance expenses that resulted from fair value changes consisted of fair value changes in money market funds of €67 thousand (2021: €87 thousand) and fair value changes in the ELOC purchased put option of €696 thousand (2021: nil) (see note 21).

In 2021, fair value changes also included the loss from a foreign currency exchange contract of €15,532 thousand. The foreign currency exchange contract was related to the funds from the Reorganization expected to be received in USD.

12.Income Taxes

Income Tax Expenses/ (Benefits)

The expenses/ benefits for income taxes are comprised of the following:

In € thousand	2023	2022	2021
Current income tax charge	(363)	(169)	(556)
Current income tax related to prior years	19	495	(143)
Current taxes	(344)	326	(699)
Deferred taxes	10	—	(10)
Income tax benefits / (expense)	(334)	326	(709)

The income tax expenses/ (benefits) mainly relate to foreign subsidiaries.

At German companies, a corporate tax rate of 15% was used for the calculation of deferred taxes. In addition, a solidarity surcharge of 5.5% on corporate tax and a trade tax rate of 11.73% were taken into account. This resulted in an overall tax rate of 27.55% for German companies, which is also the group tax rate (previous year: 27.55%). At international group companies, the respective country-specific tax rates were used for the calculation of current and deferred taxes.

Tax Rate Reconciliation

The following table presents the reconciliation of expected tax expense and recorded tax expense. Expected tax expense is determined by multiplying consolidated loss before tax from continuing operations by the total group tax rate of 27.55%:

In € thousand	2023	2022	2021
Profit (Loss) before income tax	(388,785)	(253,390)	(410,327)
Income tax rate	27.55%	27.55%	27.55%
Expected income taxes on this	107,110	69,809	113,045
Effects deriving from differences in foreign tax rates	54	9	40
Taxes for prior years	19	495	—
Other non-deductible expenses and taxes	(155)	(59)	(209)
Changes in the realization of deferred tax assets	(72,434)	(76,074)	(67,465)
Other	(34,928)	6,146	(46,120)
Income tax as per consolidated statement of operations	(334)	326	(709)
Effective tax rate in %	(0.1)%	0.1%	(0.2)%

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The other effects mainly relate to share-based payments (€10,444 thousand; resulting in a reconciliation effect of (€2,877 thousand)), change in value of warrants (€123,389 thousand; resulting in a reconciliation effect of (€33,994 thousand)), transaction costs deducted for equity (€6,112 thousand; resulting in a reconciliation effect of €1,683 thousand).

The other effects in 2022 mainly relate to share-based payments (€22,817 thousand; resulting in a reconciliation effect of (€6,286 thousand)), fair value adjustments of Reorganization Warrants and RDO & 2022 PIPE Warrants (€29,689 thousand; resulting in a reconciliation effect of €8,179 thousand) and transaction costs deducted from equity (€7,402 thousand; resulting in a reconciliation effect of €2,039 thousand).

The other effects in 2021 mainly relate to expenses resulting from non-cash share listing expense (€111,109 thousand; resulting in a reconciliation effect of €30,610 thousand), equity-settled share-based payments (€40,321 thousand; resulting in a reconciliation effect of €11,108 thousand) and fair value adjustments of the Azul Warrants (€13,030 thousand; resulting in a reconciliation effect of €3,590 thousand) as well as finance income resulting from the embedded derivatives of the convertible loans (€6,351 thousand; resulting in a reconciliation effect of €1,750 thousand) and fair value adjustments of Reorganization warrants (€4,454 thousand; resulting in a reconciliation effect of €1,227 thousand).

Deferred Taxes

Deferred taxes relate to the following:

	Deferred tax assets		Deferred tax liabilities
In € thousand	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Non-current assets	2,669	2,378	3,106	2,913
Intangible assets	2,596	2,341	—	—
Property, plant and equipment	72	37	3,106	2,903
Financial assets	1	—	—	10
Current assets	478	149	—	—
Inventories	475	123	—	—
Receivables and other assets	3	26	—	—
Non-current liabilities	442	446	429	—
Provisions	—	10	—	—
Liabilities	442	436	429	—
Current liabilities	153	138	207	208
Provisions	—	—	—	47
Liabilities	153	138	207	161
Total value	3,742	3,111	3,742	3,121
Netting	(3,742)	(3,111)	(3,742)	(3,111)
Recognition in the consolidated statement of financial position	—	—	—	10

The Group has offset deferred tax asset and liabilities when it has the right to settle on a net basis.

As of December 31, 2023, and 2022, there were the following tax attributes (gross):

In € thousand	12/31/2023	12/31/2022
Corporation tax loss carryforwards	939,479	661,501
Trade tax loss carryforwards	935,268	659,161
Interest carryforwards	10,151	15,348

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

For the following deductible temporary differences and tax loss and interest carryforwards, no deferred tax assets were recognized in the consolidated financial statements:

	Deferred tax assets on
			Interest
	Temporary	Tax	carry
In € thousand	differences	losses	forward	Total
Unrecognized deferred tax assets as of January 1, 2022	13,850	106,264	3,929	124,043
Addition	1,541	75,705	436	77,682
Deductions	—	—	(137)	(137)
Unrecognized deferred tax assets as of December 31, 2022	15,391	181,969	4,228	201,588
Addition	2,676	76,702	—	79,378
Deductions	—	(338)	(1,729)	(2,067)
Unrecognized deferred tax assets as of December 31, 2023	18,067	258,333	2,499	278,899

13.Loss per Share

Basic loss per share (LPS) is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares is calculated inclusive of the prefunded 175,000,000 units of Class A shares issuable from the May 2023 Warrants as the shares will be issued either upon exercise by the warrant holder or otherwise at the end of the contractual term of the warrants.

Diluted LPS is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the ordinary shares that would be issued upon conversion of all outstanding employee stock options and warrants into ordinary shares.

For the periods included in these consolidated financial statements, the Group incurred net losses; therefore, anti-dilutive stock options, outstanding equity awards during the period (as described in note 22), the Reorganization Warrants, RDO & 2022 PIPE Warrants, the 2023 PIPE Warrants, the option component of the May 2023 Warrants and the Azul Warrants are excluded from the diluted LPS calculation.

The following table reflects the income and share data used in the basic and diluted LPS calculations:

	2023	2022	2021
Net loss for the year	(389,119)	(253,064)	(411,036)
(in € thousand)
Weighted average number of shares outstanding
Basic and diluted	547,391,640	316,474,576	214,858,203
Basic and diluted loss per share (in €)	(0.71)	(0.80)	(1.91)

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

14.Intangible Assets

Intangible assets comprise the following:

		Purchased concessions,
		rights and other
In € thousand	Software	intangible assets	Total
Costs of acquisition
January 1, 2023	4,161	145	4,306
Additions	79	—	79
Disposal	(3,470)	(18)	(3,488)
December 31, 2023	770	127	897
Accumulated amortization/write downs
January 1, 2023	3,411	25	3,436
Amortization	386	8	394
Disposal	(3,470)	(18)	(3,488)
Impairment	60	1	61
December 31, 2023	387	16	403
Carrying amount:
December 31, 2022	750	120	870
December 31, 2023	383	111	494

		Purchased concessions,
		rights, and other
In € thousand	Software	in-tangible assets	Total
Costs of acquisition
January 1, 2022	3,998	108	4,106
Additions	163	37	200
Transfer from property, plant and equipment	—	—	—
December 31, 2022	4,161	145	4,306
Accumulated amortization/write downs
January 1, 2022	2,694	18	2,712
Amortization	717	7	724
December 31, 2022	3,411	25	3,436
Carrying amount:
December 31, 2021	1,304	90	1,394
December 31, 2022	750	120	870

In 2023, 2022 and 2021 all amortization was recognized in the profit or loss in each given year.

During the year, an impairment loss of €61 thousand (2022: nil and 2021: nil) relating to assets that were obsolete was recognized in the consolidated statement of operations.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

15.Property, Plant and Equipment

Property, plant and equipment is comprised of the following:

	Rights to
	land and		Technical
	buildings		equipment	Office	Assets
	and leasehold		and	and other	under
In € thousand	improvements	Vehicles	machinery	equipment	construction	Total
Costs of acquisition or construction:
January 1, 2023	22,887	139	19,520	9,683	2,887	55,116
Additions	5,060	14	15,185	1,026	16,984	38,269
Disposals	(795)	(20)	(3,646)	(5,725)	—	(10,186)
Transfers	819	—	458	38	(1,315)	—
Indexation impact	1,256	—	—	—	—	1,256
Foreign exchange	—	—	—	7	—	7
December 31, 2023	29,227	133	31,517	5,029	18,556	84,462
Accumulated depreciation:
January 1, 2023	9,080	52	3,877	5,408	—	18,417
Depreciation	4,675	30	4,024	1,627	—	10,356
Disposals	(795)	(20)	(3,646)	(5,725)	—	(10,186)
Impairment	104	6	1,359	414	—	1,883
Foreign exchange	—	—	—	1	—	1
December 31, 2023	13,064	68	5,614	1,725	—	20,471
Carrying amount:
December 31, 2022	13,807	87	15,643	4,275	2,887	36,699
December 31, 2023	16,163	65	25,903	3,304	18,556	63,991

	Rights to
	land and		Technical
	buildings		equipment	Office	Assets
	and leasehold		and	and other	under
In € thousand	improvements	Vehicles	machinery	equipment	construction	Total
Costs of acquisition or construction:
January 1, 2022	19,903	166	10,738	8,243	2,611	41,661
Additions	2,366	67	6,328	1,519	2,894	13,174
Disposals	—	(94)	(12)	(95)	—	(201)
Transfers	130	—	2,466	22	(2,618)	—
Indexation impact	488	—	—	—	—	488
Foreign exchange	—	—	—	(6)	—	(6)
December 31, 2022	22,887	139	19,520	9,683	2,887	55,116
Accumulated depreciation:
January 1, 2022	5,438	82	1,669	3,862	—	11,051
Depreciation	3,642	64	2,168	1,617	—	7,491
Disposals	—	(94)	(12)	(68)	—	(174)
Impairment	—	—	52	—	—	52
Foreign exchange	—	—	—	(3)	—	(3)
December 31, 2022	9,080	52	3,877	5,408	—	18,417
Carrying amount:
December 31, 2021	14,465	84	9,069	4,381	2,611	30,610
December 31, 2022	13,807	87	15,643	4,275	2,887	36,699

In 2023, 2022 and 2021 all depreciation was recognized in the profit or loss in each given year.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment includes right-of-use assets for an amount of €11,275 thousand as of December 31, 2023 (December 31, 2022: €10,499 thousand). For further information refer to note 16. The transfers from assets under construction mainly relate to leasehold improvements and equipment which are required for construction of the Lilium Jet. There are no security pledges.

The Group test for impairment on an annual basis. During the year, an impairment loss of €1,883 thousand (2022: €52 thousand and 2021: nil) relating to assets that were obsolete and in the process of being disposed of was recognized in the consolidated statement of operations.

Property, plant and equipment is distributed among geographical areas as follows:

In € thousand	12/31/2023	12/31/2022
Property, plant and equipment
Germany	39,757	26,063
Spain	12,012	5
Rest of the World	947	132
Right-of-use assets
Germany	11,083	10,033
Spain	192	466
Total	63,991	36,699

16.Leases

The Group has lease contracts for facilities, which contain variable lease payments and for vehicles, equipment and other assets which contain fixed-rate payment terms. The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

			Technical
			equipment	Office
	Rights		and	and other
In € thousand	to buildings	Vehicles	machinery	equipment	Total
January 1, 2022	10,910	43	428	144	11,525
Additions to right-of-use assets	1,526	63	23	—	1,612
Transfer	—	—	—	(144)	(144)
Disposal of right-of-use assets	—	(3)	(1)	—	(4)
Depreciation	(2,889)	(49)	(39)	—	(2,977)
Indexation impact	488	—	—	—	488
December 31, 2022	10,034	54	411	—	10,499
Additions to right-of-use assets	3,126	—	17	—	3,143
Depreciation	(3,553)	(19)	(51)	—	(3,623)
Indexation impact	1,256	—	—	—	1,256
December 31, 2023	10,863	35	377	—	11,275

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Some lease payments for rights to buildings are indexed to the German consumer price index, which is adjusted on a yearly basis. The carrying amounts of lease liabilities and the movements during the period were as follows:

In € thousand	Lease Liability
January 1, 2022	11,823
Additions	1,385
Accrued interest	(7)
Interest	443
Payments	(3,163)
Indexation impact	488
December 31, 2022	10,969
Additions	2,369
Accrued interest	(2)
Interest	604
Payments	(4,029)
Indexation impact	1,256
December 31, 2023	11,167

The current and non-current portion of lease liabilities are as follows:

In € thousand	12/31/2023	12/31/2022
Current	2,943	2,616
Non-current	8,224	8,353
Total lease liabilities	11,167	10,969

The consolidated statement of operations and other comprehensive income (loss) include the following amounts of lease related expense:

In € thousand	2023	2022	2021
Depreciation of right of-use-assets	3,623	2,977	1,941
Interest expense on lease liabilities	604	443	437
Short-term lease expenses	214	6	488
Lease expenses for low-value assets	94	137	220
Total amount recognized in expense	4,535	3,563	3,086

Variable lease payments result from indexed rental payments for facility leases and are included in lease liabilities. The following table provides further information about the composition of the lease payments as included in the above movement schedule of lease liabilities:

In € thousand	2023	2022
Fixed lease payments	1,502	1,212
Variable lease payments	2,527	1,951
Total amount of lease payments	4,029	3,163

The below table provides information on the total cash outflow from all leases during the year:

In € thousand	2023	2022	2021
Principal paid	3,425	2,720	1,781
Interest paid	604	443	437
Short term and low value leases	308	143	708
Total amount paid	4,337	3,306	2,926

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

17.Investment in a Joint Venture / Associate

Investment in Ionblox

On March 10, 2021, the Group entered into a Stock Purchase Agreement in which the Group acquired 25.7% of the shares of Ionblox for a purchase price of €8,502 thousand, including transactions costs (see note 4 for additional information on Ionblox). Ionblox is a supplier of battery technology for Lilium. The principal place of business for Ionblox is the United States of America.

On July 15, 2021, the Group entered into an additional Stock Purchase Agreement in which the Group acquired a further 9.1% of the shares of Ionblox across two transactions on July 16, 2021 and September 27, 2021, for a total consideration of €7,400 thousand. The consideration included the conversion of outstanding promissory notes at a fair value of €2,222 thousand, including a €1,051 thousand promissory note purchased on March 19, 2021.

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

For each date of acquisition of Ionblox, the fair value of Ionblox’s identifiable net assets and liabilities were identified, and the difference between the purchase price and the fair value of identified net assets has been accounted for as goodwill. The goodwill is included within the carrying value of the Investment in Associate. The total fair value of the identifiable net assets acquired is €8,344 thousand, generating goodwill upon purchase of €7,558 thousand. The fair value of the identifiable net assets acquired includes a carrying value of €2,248 thousand and a fair value step-up of €8,688 thousand for Ionblox’s brand and technology portfolio, offset by €2,592 thousand for deferred taxation.

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

As of December 31, 2023, there were no indicators that an impairment expense (2022: Nil) should be recognized on the carrying value of the investment in a joint venture.

Shares in Ionblox are currently unlisted, hence there is no quoted price to determine the fair value of the investment in Ionblox. The following table illustrates the movements in carrying value of the Group’s investment in Ionblox:

	Carrying Value
In € thousand	2023	2022
January 1	13,410	15,054
Gain on dilution	—	1,179
Share of loss in a joint venture/ associate	(2,370)	(2,823)
December 31	11,040	13,410

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The following is the summarized financial information for Ionblox, based on their consolidated financial statements prepared in accordance with IFRS, modified for fair value adjustments on acquisition. The numbers presented reflect the amounts in Ionblox’s IFRS consolidated financial statements, not of Lilium’s ownership share in these amounts.

Ionblox, Inc. - Consolidated Statement of Operations for the year ended December 31, 2023

In € thousand	01/01/2023 – 12/31/2023	01/01/2022 – 12/31/2022
Revenue	2,789	1,927
Loss from continued operations	(9,022)	(7,777)
Net loss for the year	(8,478)	(7,369)

Ionblox, Inc. - Consolidated Statement of Financial Position as of December 31, 2023

In € thousand	12/31/2023	12/31/2022
Non-current assets	22,993	25,438
Current assets	9,944	13,487
Preferred stock reclassification[1]	21,434	21,619
Non-current liabilities	(29,965)	(31,482)
Current liabilities	(4,624)	(933)
Shareholders’ equity	19,782	28,129

Reconciliation to carrying amounts of Lilium’s Interest in Ionblox
Group’s effective interest in the joint venture / associate	27.7%	27.7%
Group’s share in shareholders’ equity	5,480	7,780
Goodwill	8,079	8,370
Currency translation difference	(2,519)	(2,740)
Investment in a joint venture / associate	11,040	13,410

1 Based on the Group’s analysis of significant influence and investors’ current access to returns, Lilium concluded that its investment in Ionblox is accounted for using the equity method under IAS 28 ‘Investment in associates and joint ventures’. However, in Ionblox’s IFRS consolidated financial statements, the preferred stock owned by Lilium is accounted for as a financial liability based on its analysis under IAS 32 ‘Financial Instruments: Presentation’ due to the features of preferred stock as explained above. In order to give effect to uniform accounting policies and consistency in accounting, the above-mentioned financial liability in Ionblox’s consolidated financial statements is treated as equity in purchase price allocation and goodwill calculation.

18.Other Financial Assets

Other financials assets are as follows:

In € thousand	12/31/2023	12/31/2022
Security deposits	3,350	3,386
Investment in equity instrument	4,641	—
Total non-current financial assets	7,991	3,386
Fixed-term deposits	111,498	19,987
Security deposits	118	2,594
Total current other financial assets	111,616	22,581
Total other financial assets	119,607	25,967

Security deposits include €3,157 thousand (December 31, 2022: €2,941 thousand) pledged as collateral for facility leases, and nil (December 31, 2022: €2,530 thousand) for deposits to suppliers. The security deposits for facility leases are expected to be returned to the Group at the cessation of the lease contracts, provided that the Group have fulfilled all contractual obligations under the lease.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

In 2023, the Group invested in an equity instrument with an initial fair value of €5,159 thousand. During the year ended December 31, 2023, the group recognized a fair value loss of €518 thousand. For further information see note 29.

As of December 31, 2023, the Group has invested in fixed-term deposits amounting to €110,000 thousand with a term of 3-7 months. The group recognized accrued interest income of €1,559 thousand and an expected credit loss of €61 thousand. The deposits were not redeemable before maturity.

As of December 31, 2022, the Group had invested in a fixed-term deposit amounting to €20,000 thousand with a term of 4 months. The group recognized accrued interest income of €17 thousand and an expected credit loss of €30 thousand. The deposits were not redeemable before maturity.

19.Non-Financial Assets

Non-financial assets are as follows:

In € thousand	12/31/2023	12/31/2022
Advance payments	7,998	4,069
Prepaid expenses	1,771	9,418
Total non-current non-financial assets	9,769	13,487
Value added tax claims	6,072	1,696
Prepaid expenses	16,299	16,241
Miscellaneous other current non-financial assets	410	711
Total current non-financial assets	22,781	18,648
Total non-financial assets	32,550	32,135

Advance payments are payments made for the acquisition of fixed assets amounting to €7,998 thousand (2022: €4,069 thousand). Non-current prepaid expenses of €1,771 thousand (2022: €9,418) mainly consist of multi-year supplier contracts. Current prepaid expenses of €16,299 thousand (2022: €16,241 thousand) mainly relate to prepaid supply-chain development costs and prepaid software costs.

20.Cash and Cash Equivalents

Cash and cash equivalents are as follows:

In € thousand	12/31/2023	12/31/2022
Short-term fixed-term deposits	—	49,385
Cash at banks	83,508	130,196
Total cash and cash equivalents	83,508	179,581

The Group invests in fixed-term deposits as part of its capital management strategy. As of December 31, 2023 the Group holds no (2022: €49,385 thousand) short-term fixed-term deposits with an initial maturity of 90 days or less. Fixed-term deposits with a term of greater than 90 days are classified as financial assets, please see note 18.

21.Shareholders’ Equity

Class A shares have a nominal value of €0.01 (2022: €0.12) per share and are freely transferrable (subject to any lock-up as may be contractually agreed from time to time) and each Class A share confers the right to cast one (2022: twelve) votes in Lilium’s shareholders meeting, subject to a so-called voting cap as defined in Article 1 of Lilium’s articles of association and as may be elected by a certain shareholder to apply it.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Class B shares have a nominal value of €0.03 (2022: €0.36) per share and may only be transferred to (i) permitted transferees or (ii) Lilium. One Class B share will be converted into one Class A share and one Class C ordinary share, nominal value €0.02 (2022: €0.24) per share (a “Class C share”) upon the occurrence of certain conversion events. A conversion event is triggered in respect of Class B shares (i) at the discretion of the Class B holder or (ii) in case the holder of Class B shares is not qualified to hold such Class B shares anymore as defined in Lilium’s articles of association.

The result of the conversion of Class B shares is that a Lilium shareholder acquires one Class A share for each converted Class B share, and one Class C share is transferred immediately to Lilium treasury. The Class B share is immediately canceled. During the year the conversion of 350,000 (2022: 525,000) Class B shares and the transfer of 350,000 (2022: 525,000) Class C shares to the Group were conducted.

If a Class C share is held by anyone else other than Lilium (regardless of the consequence of conversion), such holder of Class C shares (a transferor) must notify Lilium of this fact by written notice within three days after the occurrence of such event, following the failure of which Lilium is irrevocably empowered and authorized to offer and transfer the relevant Class C shares. The transferor, other than Lilium itself, must transfer such Class C shares to Lilium for no consideration. As of year-end no (2022: 525,000) Class C shares were issued and held in treasury.

Each Class B share confers the right to cast three (2022: thirty-six) votes and each Class C share confers the right to cast two (2022: twenty-four) votes in Lilium’s shareholders meeting.

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

		Supervoting	Ordinary
	Common shares	shares	shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2021	173,014,206	24,413,065	—	197,427,271
Issued shares – convertible loans	20,533,259	—	—	20,533,259
Reorganization as of September 14, 2021	22,697,450	—	—	22,697,450
Capital increase 2021 PIPE	45,000,000	—	—	45,000,000
Issued as of December 31, 2021	261,244,915	24,413,065	—	285,657,980
Treasury shares	(375,000)	—	—	(375,000)
Treasury shares (due to consolidation)	(879,691)	—	—	(879,691)
Outstanding as of December 31, 2021	259,990,224	24,413,065	—	284,403,289

	Common shares	Supervoting shares	Ordinary shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2022	261,244,915	24,413,065	—	285,657,980
Issued shares for share-based payment awards exercised	10,857,264	—	—	10,857,264
Exercise of Reorganization Warrants	10	—	—	10
Issued shares – ELOC	5,618,697	—	—	5,618,697
Capital increase RDO & 2022 PIPE	91,524,935	—	—	91,524,935
Conversion of Class B Shares	525,000	(525,000)	525,000	525,000
Repurchase of Class B Shares	50,000	—	—	50,000
Issued as of December 31, 2022	369,820,821	23,888,065	525,000	394,233,886
Treasury shares	—	(425,000)	(525,000)	(950,000)
Outstanding as of December 31, 2022	369,820,821	23,463,065	—	393,283,886

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

	Common shares	Supervoting shares	Ordinary shares
(in units)	(Class A)	(Class B)	(Class C)	Total
Issued at January 1, 2023	369,820,821	23,888,065	525,000	394,233,886
Issued shares for share-based payment awards	19,449,259	—	—	19,449,259
Issued shares – CMPO & 2023 PIPE	89,838,455	—	—	89,838,455
Exercise of May 2023 Warrants	24,007,607	—	—	24,007,607
Conversion of Class B shares	350,000	(350,000)	350,000	350,000
Cancellation of issued shares	—	(425,000)	(875,000)	(1,300,000)
Issued as of December 31, 2023	503,466,142	23,113,065	—	526,579,207
Treasury shares	—	—	—	-
Outstanding as of December 31, 2023	503,466,142	23,113,065	—	526,579,207

As of December 31, 2023, there were 130,664,910 (2022: 196,385,439) shares with a par value each of €0.01 (2022: €0.12) authorized for issue by the management.

Reduction in nominal value of Class A, B and C shares

In May 2023, an extraordinary general meeting (“EGM”) of shareholders was held and the shareholders approved the proposed reduction of subscribed capital by reducing the nominal value of each Class A Share, Class B Share and Class C Share from €0.12, €0.36, and €0.24 per share respectively, to €0.01, €0.03, and €0.02 per share respectively. The reduction of subscribed capital was effective as of August 1, 2023. The difference between the prior nominal value per issued ordinary share and the reduced nominal value per issued ordinary share was added to reserves of the Company. The impact of the transaction resulted in a reduction from the subscribed capital and treasury shares by €60,152 thousand and €169 thousand respectively and increase to share premium by €59,983 thousand.

2021 convertible loans and Reorganization

On March 26, 2021, the convertible loan of €85,900 thousand and the accrued interest were converted into shares. In order to facilitate the transaction, the Group issued 20,533,259 shares, subscribed capital increased by €2,464 thousand, share premium by €127,813 thousand and other capital reserves decreased by €34,084 thousand due to the conversion as described above.

On March 30, 2021, Lilium entered into the Business Combination Agreement leading to the Reorganization, as described in note 1. Concurrently, Lilium entered into Subscription Agreements with certain investors for PIPE Financing (“2021 PIPE”). As a result of the Reorganization and the 2021 PIPE, the Group has increased shareholders’ equity by €164,868 thousand and €381,208 thousand, respectively. Subscribed capital increased by €2,724 thousand, share premium by €51,116 thousand (net of €2,227 thousand transaction costs) and other capital reserves by the IFRS 2 share listing expense of €111,109 thousand. The amounts related to the Reorganization also reflect the impact of (i) the conversion of the convertible loan into 274,272 Lilium N.V. shares, which increased subscribed capital by €33 thousand and share premium by €2,023 thousand, and (ii) the additional 293,230 Lilium N.V. shares related to the success fee, which increased subscribed capital by €35 thousand and share premium by €1 thousand. Additionally, the reserve for treasury shares decreased by €81 thousand. From the 2021 PIPE capital increase, subscribed capital increased by €5,400 thousand and share premium by €375,808 thousand. For the Reorganization, Lilium’s total transaction costs amounted to €29,029 thousand.

Share Purchase Agreement (“ELOC”)

On June 3, 2022, the Group had entered into a Share Purchase Agreement and a Registration Rights Agreement with Tumim Stone Capital LLC (“Tumim Stone”), pursuant to which (a) the Group agreed to issue 262,697 (the “Commitment Shares”) of the Group’s Class A shares to Tumim Stone and (b) Tumim Stone had committed to purchase, subject to certain limitations, up to US$75 million of Class A shares. While the Group had the right, but not the obligation, to sell the Class A shares to Tumim Stone, the latter was obligated to purchase the Class A shares up to the total committed amount as and when the Group required funding via a purchase notice to Tumin Stone. Under this Agreement, the Group issues Class A shares at a discount to the volume-weighted average price on the date of the purchase notice.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

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

Between July 5, 2022, and October 31, 2022, Lilium N.V. issued 5,356,000 Class A shares under this Share Purchase Agreement for cash proceeds of €12,498 thousand. Lilium N.V. recorded the issued Class A shares at fair value net of equity issuance cost (represented by the discount) by increasing subscribed capital by €643 thousand and share premium by €11,855 thousand.

The agreement was terminated on November 17, 2022.

Registered Direct Offering (“RDO”)

In November 2022, the Group entered into securities purchase agreements (“RDO Securities Purchase Agreement”) with certain investors in a registered direct offering for the purchase and sale of 22,499,997 Class A shares and warrants to purchase up to 11,249,997 Class A shares at US$1.30 per share for aggregate gross cash proceeds of €28,217 thousand (the “Registered Direct Offering”).

€8,541 thousand were recognized as a derivative liability for issued warrants. Details of the warrants (“RDO Warrants”) are disclosed in note 24.

2022 Private Placement (“2022 PIPE”)

In November 2022, the Group entered into securities purchase agreements (“2022 PIPE Securities Purchase Agreement”) with certain investors for the purchase and sale of 69,024,938 Class A shares and warrants to purchase up to 34,512,464 Class A shares at US$1.30 per share for aggregate cash proceeds of €85,754 thousand and a non-cash contribution of €975 thousand. Each Class A Share sold in the 2022 PIPE will also be accompanied by a 2022 PIPE Warrant to purchase 0.5 Class A Share. Under the 2022 PIPE agreement, the 2022 PIPE transaction concluded concurrently with the RDO transaction and the purchase price of the 2022 PIPE transaction was determined in connection with the pricing of the RDO transaction. The terms and pricing of the 2022 PIPE transaction is similar with the RDO transaction.

The contribution from two investors, who are also suppliers of the Group, was accounted for as an IFRS 2 share-based payment in exchange for non-recurring cost (“NRC”) supplies. The share-based payments resulted in €11,916 thousand recognized in other capital reserves.

The closing of the 2022 PIPE occurred in November 2022. €26,009 thousand were recognized as a derivative liability for issued warrants. Details of the 2022 PIPE Warrants are disclosed in note 24.

May 2023 Warrants

During the year ended December 31, 2023, €82,829 thousand was recognized as an increase in other capital reserves in relation to the May 2023 Warrants derivative financial instrument, as described in note 24. The May 2023 Warrants were issued to Aceville as described in note 31. Management has concluded that the financial asset of €82,829 thousand recognized at inception of the contract represents an equity contribution from Tencent Holdings Limited.

During the year a total of 24,007,607 Class A shares were issued upon exercise of some May 2023 Warrants. Proceeds of €1,091 thousand were received from the payment of the strike price of US$0.05 per share. The receipt of the strike price and the conversion of the remaining warrant liability (note 24) to equity resulted in an increase of €2,453 thousand in subscribed capital and €24,231 thousand in share premium.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Confidentially marketed public offering (“CMPO”)

In July 2023, the Company entered into an underwriting agreement with B. Riley Securities, Inc., which acted as the sole underwriter for the purchase and sale, in a confidentially marketed public offering (the “CMPO” or “2023 Public Offering”) of 57,692,308 Class A Shares at a price of US$1.30 per share. The transaction includes an over-allotment option to purchase additional 8,653,846 Class A shares of Lilium at a purchase price of US$1.30 per share exercisable within 30-days from the date of signing of underwriting agreement. The option expired without being exercised. The issue of CMPO shares were subject to a 6% underwriter’s fee.

Gross proceeds of €66,785 thousand were received from the transaction, of which €63,473 thousand was recognized in equity and €3,312 thousand recognized as a derivative financial liability in relation to the over-allotment option (refer to note 29). Transaction costs of €5,561 thousand were incurred, including the 6% underwriter’s fee, and were allocated proportionally between the issue of Class A Shares and the over-allotment option. €5,287 thousand transaction costs were recognized as deduction from share premium in relation to the issue of Class A shares, and €274 thousand were recognized in general and administrative expenses in relation to the over-allotment option.

The transaction resulted in an increase in subscribed capital of €6,923 thousand and a net increase in share premium of €51,263 thousand.

2023 Private Placement (“2023 PIPE”)

Concurrent with the CMPO, the Group also entered into securities purchase agreements with certain investors for the purchase and sale of 32,146,147 Class A shares at a purchase price of US$1.30 per share, together with warrants to purchase up to 8,036,528 Class A shares at an exercise price of US$2.00 per share. The expiry term of the 2023 PIPE Warrants (“2023 PIPE Warrants”) is 18 months from the date of issuance.

Gross proceeds of €37,624 thousand were received, of which €33,072 thousand were recognized in equity and €4,552 thousand recognized as a warrant liability (note 24). Transaction costs of €940 thousand were incurred and allocated proportionally between the issue of Class A shares and the issue of the 2023 PIPE Warrants. €825 thousand transaction costs were recognized as deduction from share premium in relation to the issue of Class A shares, and €115 thousand were recognized in general and administrative expenses in relation to the issue of 2023 PIPE Warrants.

The transaction resulted in an increase in subscribed capital of €2,123 thousand and a net increase in share premium of €30,124 thousand.

Share-based payments

During the year ended December 31, 2023, a total of 19,449,259 (2022: 10,857,264) shares have been issued due to the distribution or exercise of vested share-based payment awards; €1,471 thousand (2022: €1,303 thousand) have been added to subscribed capital, thereof €1,179 thousand (2022: €1,227 thousand) is transferred from other capital reserves, and nil (2022: €207 thousand) to share premium. A further €331 thousand (2022: €845 thousand) is deducted from other capital reserves in relation to net settlement of employee income taxation obligations.

During the year ended December 31, 2023, €22,805 thousand (2022: €27,380 thousand) was recognized in other capital reserves in relation to equity-settled share-based payment arrangements, as described in note 22.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Treasury Shares

The reserve for treasury shares represents the nominal amount of own shares held in treasury. Payments for treasury shares above or below nominal value are deducted from or added to share premium, respectively. The movement of treasury shares during years are as follows:

	Common shares	Supervoting shares	Ordinary shares
(in units)	(Class A)	(Class B)	(Class C)	Total
At January 1, 2022	1,254,691	—	—	1,254,691
Repurchase of Class B shares for Class A shares held in treasury	(375,000)	375,000	—	—
Repurchase of Class B shares for newly issued Class A shares	—	50,000	—	50,000
Conversion of Class B shares	—	—	525,000	525,000
Treasury shares sold by Stichting JSOP	(879,691)	—	—	(879,691)
At December 31, 2022	—	425,000	525,000	950,000
Conversion of Class B shares	—	—	350,000	350,000
Cancellation of issued shares	—	(425,000)	(875,000)	(1,300,000)
At December 31, 2023	—	—	—	—

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

During 2023, a shareholder converted 350,000 (2022: 525,000) Class B shares into 350,000 (2022: 525,000) Class A shares and 350,000 (2022: 525,000) Class C shares and transferred the Class C shares back to the Group for no consideration in line with the articles of association, increasing treasury share reserve by €84 thousand (2022: €126 thousand). As no consideration was paid for these Class C shares by the Group, the nominal amount of €84 thousand (2022: €126 thousand) has been recorded in share premium.

During 2023 the Group cancelled 425,000 Class B shares and 875,000 Class C shares. All shares were held in treasury at the point of cancellation. The cancellation of the Class B and Class C shares resulted in a decrease of €194 thousand in subscribed capital and a reduction in treasury shares reserve by €194 thousand.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

22.Share-based Payments

Overview

Lilium offers several share-based plans as summarized in the table below. All plans are equity-settled, except for success fees which are treated as cash-settled.

The table below summarizes the expense / (income) recorded for share-based payments in the year ended 31st December, 2023:

In € thousand	2023	2022	2021
Equity-settled
General population and executives – Employee Stock Option Program (ESOP)	1,298	7,942	29,286
General population – Restricted stock units (RSU)	5,156	4,977	77
General population and executives – Retention and Recognition (RNR)	925	—	—
Executives – Employee Stock Option Program (ESOP) special vesting	598	1,101	2,135
Executives – Restricted stock units (RSU)	4,273	3,259	1,178
Executives – Performance-based stock awards	2,368	(375)	2,296
Executives – Time-based stock options (TSO)	932	2,200	3,505
Share-based payment – Vendors	5,632	9,726	—
Executives – Equity-based annual bonus	1,357	—	—
Cash-settled
Executives - Success fees	—	(4,569)	9,872
Total expense	22,539	24,261	48,349

In August 2023, the nominal value of Lilium Class A shares was reduced from €0.12 to €0.01. Management chose to reduce the corresponding exercise price, where the exercise price equals the nominal value, accounted for as a modification of the affected awards. The modification resulted in additional expense of €495 thousand to the share-based payment reserve for the year. The modification to the agreements also details that where the exercise price is equal to the nominal amount, the exercise price will change in line with the change in the nominal amount.

The exercise price for new grants generally equals the nominal value and is thus significantly lower than the share price at grant date. Accordingly for new grants, the intrinsic value of the new shares granted has generally been used, i.e. the share price at grant date less the exercise price. Where another valuation method is used, the methodology is detailed below.

General population and Executives – standard Employee Stock Option Program (“ESOP”)

The Group maintains an Employee Stock Option Program (“ESOP”), originally established in 2017, which allows for the issuance of options to purchase Lilium shares to its employees, executives and certain advisors. Share options typically follow a vesting schedule over a four-year period. 25% will vest after the one-year anniversary of the applicable vesting commencement date (the “Cliff Period”) and then monthly thereafter on a graded vesting basis through the end of the vesting period. Individuals must continue to provide services to a Group entity to vest. Upon termination, all unvested options are forfeited. The options will expire on the 10th anniversary of the date on which vested options became exercisable. The Group has the right but no present obligation to settle the options in cash at its own discretion.

The expense recognized for participant services received during the year is shown in the following table:

In € thousand	2023	2022	2021
Expense arising from equity-settled share-based payment awards	1,298	7,942	29,286

This plan is now closed for new participants, therefore no options were granted during the year (2022: fair value of options granted of €17 thousand).

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, Lilium N.V. share options during the years:

Equity-settled options:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	8,049,568	€0.00	19,573,307	€0.00
Granted during the year	—	—	5,714	€0.00
Forfeited during the year	(657,381)	€0.00	(1,188,512)	€0.00
Exercised during the year	(2,577,144)	€0.00	(10,318,085)	€0.00
Transferred to cash-settled	—	—	(22,856)	€0.00
Outstanding at December 31	4,815,043	€0.00	8,049,568	€0.00

Under the ESOP program, two external consultants were offered cash-settled options. These plans were due to be settled during 2023 provided the participants remained in continuous service until 31 July, 2023. Both participants have now forfeited their remaining shares due to no longer remaining in continuous service with Lilium.

Cash-settled options:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	5,714	€0.00	—	—
Forfeited during the year	(5,714)	€0.00	—	—
Exercised during the year	—	—	(17,142)	€0.00
Transferred from equity-settled	—	—	22,856	€0.00
Outstanding at December 31	—	—	5,714	€0.00

The exact WAEP for all options is €1 divided by 2,857, which is 0.00035 and rounded to nil. The Group waived the employee’s liability for the share capital. The weighted-average remaining contractual life is 9.6 years.

Total options that vested during the year were 1,351,378 options (2022: 979,661 options). The weighted average share price for options exercised during 2023 was €0.99 (2022 : €2.52).

As of December 31, 2023, 4,661,231 options (2022: 7,043,620) are vested and are exercisable at the request of the employee with a WAEP of €0.00.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

General population – Restricted Stock Units (“RSU”)

The Group started offering Restricted Stock Units to its employees in 2021 based on their grade. Upon vesting, the plan participants are eligible to acquire shares at a nominal value of €0.01 (until July 30, 2023: €0.12). There are several vesting schedules with differing installment periods. The RSU are settled in shares of Lilium N.V., and hence are accounted as equity-settled awards. The vesting periods are between 1 to 4 years depending on terms of the grant agreement, with a 12-month cliff period. Upon termination, the employee is entitled to the vested portion of the RSU. All unvested RSU are forfeited. The Group has the right but no present obligation to settle the options in cash at its own discretion.

The expense recognized for participant services received during the years is shown in the following table:

In € thousand	2023	2022	2021
Expense arising from equity-settled RSU	5,156	4,977	77

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, RSU during the years ended December 31, 2023 and 2022:

	2023		2022
	Number of	2023	Number of	2022
(in units)	RSU	WAEP	RSU	WAEP
Outstanding at January 1	4,275,098	€0.12	162,800	€0.12
Assigned during the year	6,826,462	€0.01	4,886,077	€0.12
Exercised during the year	(2,473,089)	€0.05	(638,470)	€0.12
Forfeited during the year	(888,909)	€0.04	(135,309)	€0.12
Outstanding at December 31	7,739,562	€0.01	4,275,098	€0.12

6,826 thousand RSU (2022: 4,886 thousand) were granted during the year. As RSU are exercised on vesting, none of the RSU were exercisable as of December 31, 2023 (2022: None). The weighted average remaining contractual life of RSU outstanding at the end of 2023 is 1.03 years (2022: 0.58 years). During the year the exercise price was reduced from € 0.12 to € 0.01 resulting in additional expense of € 368 thousand for the period. The weighted average fair value of RSU granted during the year is €1.12 (2022: €1.92). The weighted average share price for options exercised during 2023 was €0.82 (2022: €2.40).

General population and Executives – Retention and Recognition (“RNR”)

The Group offered RNR plans to certain members of staff in 2023, both in the executive and general population pools. The participants were eligible to RSU subject to the group achieving certain liquidity targets in 2023. The targets were assessed at monthly intervals during 2023, with the last measurement of the liquidity position taking place on 1 January 2024. As a result of the final measurement, 50% of the RSU were granted and the remaining 50% were forfeited.

The granted RSU are subject to continuous service. The vesting is as follows; 33% as soon as practicable on the achievement of the targets, however, no sooner than October 2023, 33% on the first anniversary of the achievement of the targets, 34% at the earlier of the second anniversary of the achievement of the targets or the first manned flight of the Group’s type conforming aircraft. As for almost all grants under the executive incentive program, an alternative settlement in cash is at the discretion of the company.

The expense recognized for participant services received during the years is shown in the following table:

In € thousand	2023	2022	2021
Expense arising from equity-settled RNR	925	—	—

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, RNR during the year ended December 31, 2023:

	2023		2022
	Number of	2023	Number of	2022
(in units)	RNR	WAEP	RNR	WAEP
Outstanding at January 1	—	—	—	—
Assigned during the year	2,432,424	€0.01	—	—
Exercised during the year	(405,401)	€0.01	—	—
Forfeited during the year	(1,216,207)	€0.01	—	—
Outstanding at December 31	810,816	€0.01	—	—

2,432 thousand RNR (2022: n/a) were granted during the year. As of December 31, 2023 no RNR are exercisable (2022: n/a). The weighted average remaining contractual life of RNR outstanding at the end of 2023 is 1.2 years (2022: n/a). The weighted average fair value of RNR granted during the year is €1.49 (2022: n/a). The weighted average share price for options exercised during 2023 was €0.61 (2022: n/a).

Executives – Employee Stock Option Program (“ESOP”) special vesting

Some executives have received ESOP comparable with the general ESOP program, but with individual conditions in respect to the vesting scheme and with different exercise prices.

The expense recognized for participant services received during the year is shown in the following table:

In € thousand	2023	2022	2021
Expense arising from equity-settled share-based payment awards	598	1,101	2,135

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, Lilium N.V. share options during the years:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	728,020	€6.94	1,888,477	€7.90
Granted during the year	—	—	—	—
Forfeited during the year	(302,327)	€8.50	(1,160,457)	€8.50
Outstanding at December 31	425,693	€5.85	728,020	€6.94

Total options in Lilium N.V. shares vested during the year were 93,718 options (2022: 430,431 options). As of December 31, 2023, 322,840 (2022: 531,449) of the options granted under the ESOP plan have vested and are available to be exercised, with a WAEP of €0.00. The weighted average remaining contractual life of the ESOP option outstanding at the end of 2023 is 11.6 years (2022: 11.4 years). The range of exercise prices for the outstanding ESOPs are between €0.00-€8.47 in 2023 (2022: €0.00-€8.90).

Executives – Restricted Stock Units (“RSU”)

The Group offered RSU of Lilium N.V. to executives, they are accounted for as equity-settled awards. RSU are exercisable with a nominal amount of €0.01 (July 30, 2022: €0.12) per share. All RSU are subject to participants’ continuous service, additionally upon termination of employment, all unvested RSU are forfeited. The range for vesting periods for executive RSU’s are between 1-4 years. The Group has the right but no present obligation to settle the options in cash at its own discretion.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The expense recognized for participant services received during the year is shown in the following table:

In € thousand	2023	2022	2021
Expense arising from equity-settled RSU	4,273	3,259	1,178

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, RSU during the years ended December 31, 2023 and 2022:

	2023		2022
	Number of	2023	Number of	2022
(in units)	RSU	WAEP	RSU	WAEP
Outstanding at January 1	2,324,725	€0.12	1,050,913	€0.12
Granted during the year	4,931,937	€0.01	1,699,411	€0.12
Forfeited during the year	(438,570)	€0.03	(134,400)	€0.12
Exercised during the year	(1,178,419)	€0.03	(291,199)	€0.12
Outstanding at December 31	5,639,673	€0.01	2,324,725	€0.12

There were 4,932 thousand shares (2022: 1,699 thousand) granted under the executive RSU plan during 2023. The weighted average remaining contractual life of RSU outstanding at the end of 2023 is 1.2 years (2022: 1.5 years).

During the year the exercise price was reduced from €0.12 to €0.01 resulting in additional expense of €127 thousand for the period. The weighted average fair value of options granted during the period was €1.37 (2022: €1.67). The weighted average share price for options exercised during 2023 was €1.30 (2022: €1.66).

Executives – Performance-based stock awards

The Group offers performance-based stock plans to executives. These options vest and are exercisable upon the satisfaction of both the service-based vesting condition and the performance-based vesting condition. The Group has the right but no present obligation to settle the options in cash at its own discretion.

The service-based vesting conditions are between 4-5 years. The maximum term of options granted is 10 years from the date of grant for PSO, PSU are exercised immediately on vesting.

For performance-based stock options (“PSO”), the performance-based vesting condition will be satisfied when the Group earns its first dollar or any equivalent currency of revenue recognized in the Group’s consolidated financial statements directly from providing service to a customer by the operation of its own developed and certified aircraft by either the European Union Aviation Safety Agency or the Federal Aviation Administration and the customer has also paid for such services. The fair value of PSO has been determined using the Black-Scholes option pricing model.

For performance-based stock units (“PSU”), the performance-based vesting condition is based on peer related performance, tested 3 years after grant date. The PSU have a performance objective based on total shareholder returns (TSR) against 34 peer group companies. To obtain 100% Lilium would have to finish in the top 8 of the peer group for TSR. Based on current market conditions and expected performance, Lilium expects to fully meet this target. As a result, the PSU were treated as 100% of granted amount. The performance test is completed at the end of the third year. The fair value of PSU are calculated using the intrinsic value, which is share price at grant minus exercise price (€0.01).

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The expense / (income) recognized for participant services received during the years is shown in the following table:

In € thousand	2023	2022	2021
Expense / (income) arising from performance-based stock awards	2,368	(375)	2,296

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share awards during the years ended December 31, 2023 and 2022:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	3,596,721	€7.94	7,036,501	€8.15
Granted during the year	657,608	€0.01	1,272,059	€9.45
Forfeited during the year	—	—	(4,711,839)	€8.66
Outstanding at December 31	4,254,329	€6.71	3,596,721	€7.94

There were 657,608 new awards granted on this plan in 2023 (2022: 1,272 thousand). The awards in 2023 have been solely PSU (2022: solely PSO). No awards (2022: no awards) are exercisable as of December 31, 2023. The weighted average remaining contractual life of the performance-based plans outstanding at the end of 2023 is 8.5 years (2022: 9.5 years). The weighted average fair value of awards granted during 2023 was €1.54 (2022: €1.14). The range of exercise prices for the outstanding PSO are between €7.11-€9.71 in 2023 (2022: €7.11-€9.71). The exercise prices for the outstanding PSU are €0.01 in 2023 (2022: n/a).

Executives – Time-based stock options (“TSO”)

In 2022, the group offered time-based stock options for three participants. Time-based stock options are settled in shares of Lilium N.V. and are treated as equity-settled. The options vest in equal quarterly installments commencing April 19, 2022 (with one year cliff) or October 31, 2022 and ending April 1, 2026 or July 31, 2026, subject to participants’ continuous service in the Group. These options can be exercised until expiration or until 90 days after the participant ceases to be an employee. The maximum term of options granted is 10 years from date of grant. As for almost all grants under the executive incentive program, an alternative settlement in cash is at the discretion of the company.

Upon termination, the participants are entitled to the vested portion of the options. All unvested options are forfeited.

In 2023, one participant left the Company, and 31% of this participant’s options had vested by December 31, 2022 with the remainder forfeited in 2022 as it was known the participant was due to leave.

The expense recognized for participant services received during the years is shown in the following table:

In € thousand	2023	2022	2021
Expense arising from time-based stock options	932	2,200	3,505

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Movements during the year

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the years ended December 31, 2023 and 2022:

	2023		2022
	Number of	2023	Number of	2022
(in units)	options	WAEP	options	WAEP
Outstanding at January 1	3,107,488	€4.07	2,951,000	€7.25
Granted during the year	—	—	2,199,488	€2.76
Forfeited during the year	—	—	(2,043,000)	€7.25
Outstanding at December 31	3,107,488	€4.07	3,107,488	€4.07

There were no new options granted on this plan in 2023 (2022: 2,199 thousand). 1,643 thousand stock options (2022: 908 thousand options) are exercisable as of December 31, 2023. The weighted average remaining contractual life of time-based stock options outstanding at the end of 2023 is 8.5 years (2022: 9.5 years).

The range of exercise prices for the outstanding TSO are between €2.30-€7.25 in 2023 (2022: €2.30-€7.25).The weighted average fair value of options granted in 2022 was €1.21.

Executives – Success fees

The Group had granted success fees to certain key management personnel for successful fundraising. The success fees had been treated as cash-settled.

All success fee arrangements were terminated in the fourth quarter of 2022. The termination was a result of the participant’s completion of their service with the Group. No further share-based payment success fees were granted to executives in 2023.

The (income) / expense recognized for participant services received during the years is shown in the following table:

In € thousand	2023	2022	2021
(Income) / expense for success fees	—	(4,569)	9,872
Total (Income) / expense	—	(4,569)	9,872

The remaining liability of €1,003 thousand was paid in 2023. As of December 31, 2023, the liability is nil (2022: €1,003 thousand).

Share-based payment – Executive bonuses

During the year ended December 31, 2023, certain executives of the Group were issued Lilium N.V. Class A shares in lieu of cash bonuses pursuant to a resolution by the Compensation Committee approving such arrangement in March 2023. These bonuses amounting to €225 thousand were accrued in December 31, 2022, and in 2023 have been transferred to other capital reserves and subscribed capital.

In 2023, the Group offered a new bonus plan for the executives. The new plan is designed with a combination of financial, operational, and strategic measures which support the delivery of Group’s long term strategic plan. The targets and metric are set on an annual basis by the Chief Executive Officer and agreed with the Compensation Committee. The remuneration will either be cash-settled or equity-settled, subject to the discretion of the Group’s Compensation Committee. The Group has the final choice of settlement and there is no present obligation to settle in cash, therefore the bonus is recorded as an equity-settled share-based payment.

The Group considers the cash value of the bonus award to be the fair value of the award issued. Consequently, €1,357 thousand (2022: nil) was recorded in other capital reserves.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Share-based payment – Vendors

In November 2022, the Group entered into a Share Issuance Agreement with a third-party vendor, with the option at the Group’s discretion to pay for the IT services to be rendered by the vendor either via the issuance of 3,101,523 units of Class A shares of Lilium N.V. or cash of US$4,500 thousand. The Group has opted to settle the invoiced amount via issuance of shares and have recognized an expense in 2022 amounting to €4,558 thousand. The settlement by way of issuing 3,101,523 Class A shares occurred in 2023.

During 2023, the Group amended its contract with the same vendor to settle the first part of the 2023 annual subscription in relation to cloud services provided by the vendor at the Group’s discretion either via the issuance of 4,672,897 Class A Shares or cash of US $5,000 thousand. The Group opted to settle the invoiced amount of €4,674 thousand (US$5,000 thousand) via issuance of shares pursuant to a share issuance agreement. Further, the Group had the option to settle the remaining part of the annual subscription of US$5,000 thousand in either cash or shares in second half of 2023. The Group issued 5,000 thousand Class A shares to settle the balance.

The amounts are accounted for as equity-settled share-based payments and expenditure of €5,632 thousand (2022: €9,726 thousand) has been recognized in the consolidated statement of operations.

In November 2022, the Group entered into share-based payment arrangements with two third-party vendors as part of the 2022 PIPE transaction in exchange for prepayment of the goods and services to the vendors amounting to €19,502 thousand. The prepayment value was deemed to be the fair value of the securities issued. There were no further share-based payment PIPE transactions during 2023.

Advisors – Strategic Collaboration Agreement (Azul Warrants)

In 2021 Lilium executed a term sheet in which Lilium agreed to enter into negotiations with Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) to establish a strategic collaboration whereby Azul and Lilium will negotiate contracts to buy a certain number of Lilium Jets. The term was extended in 2023. Except for the up-front warrants (“Azul Warrants”), the term sheet is legally non-binding. As of the date these consolidated financial statements were approved, no contracts with respect to the acquisition of Lilium Jets or any other collaboration have been executed.

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
(ii)

subject to the execution of definitive agreements and legally non-binding, warrants to purchase additional 6,200,000 Class A shares (“Azul Additional Warrants”), which are expected to vest in three tranches. These warrants are subject to the execution of the above-mentioned definitive agreements and legally non-binding. As of December 31, 2023 they have not yet been granted.

The Azul Warrants entitle Azul to purchase 1,800,000 Class A shares at an exercise price of €0.12 per share. The Azul Warrants will expire on October 22, 2026 (“Expiration Date”), five years after their issuance. The warrants and any Class A shares issuable upon exercise of the warrants may not be transferred until the twelve-month anniversary of issuance (the “Lockup”).

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Lilium has the option to settle the awards in shares or cash. The Azul Warrants are accounted for as equity-settled awards, as Lilium had no present obligation to settle the awards in cash. They are considered fully vested once both parties signed the term sheet, which occurred on July 31, 2021. After that date, no services were required to be provided by Azul for the warrants to vest thereafter. Due to the unique nature of the services provided by Azul, Lilium considered direct measurement of the services provided unreliable and referred to the fair value of the Azul Warrants to indirectly measure the compensation arrangement. The 1,800,000 warrants have been expensed as of July 31, 2021 based on a hybrid valuations model, using different scenarios and a deduction of 5% for the lack of marketability at this point of time. For the valuation of the share price, multiple connected Black-Scholes models have been used and for the IPO scenario a simplified valuation based on past financing rounds. The General & Administration expense (professional fees) amount of €13,030 thousand was posted directly into other capital reserves in 2021.

The Azul Warrants have not been exercised by Azul as of December 31, 2023.

23.Other Financial Liabilities

Other financial liabilities relate to amounts for which the Group has a contractual obligation to deliver cash.

24.Warrants

Warrants are as follows:

in € thousand	12/31/2023	12/31/2022
Reorganization Warrants	2,854	1,811
RDO & 2022 PIPE Warrants	29,590	24,456
May 2023 Warrants	170,505	—
2023 PIPE Warrants	2,064	—
Warrants	205,013	26,267

The movements of the warrants were as follows:

in € thousand	2023	2022
At January 1	26,267	21,405
Initial recognition of RDO & 2022 PIPE Warrants	—	34,550
Initial recognition of 2023 PIPE Warrants	4,552	—
Initial recognition of May 2023 Warrants	(82,829)	—
Settlement of Initial Funding Amount on May 2023 Warrants	91,811	—
Settlement of Additional Funding Amount on May 2023 Warrants	67,416	—
Exercise of May 2023 Warrants	(25,593)	—
Foreign currency translation	(3,510)	508
Fair value changes to profit or loss	126,899	(30,196)
At December 31	205,013	26,267

The settlement of any exercise of the Warrants will be via the issuance of Class A shares against the applicable exercise price as determined by the terms of the respective warrant agreements.

Reorganization Warrants

Upon the Reorganization, 12,649,946 Public Warrants and 7,060,000 Private Warrants (collectively the “Reorganization Warrants”) were assigned from Qell to Lilium. The terms of the Reorganization Warrants remain unchanged following the assignment. During the year no (2022: 10) Public Warrants and no (2022: nil) Private Warrants were exercised. As of December 31, 2023, 12,649,936 Public Warrants (2022: 12,649,936) and 7,060,000 Private Warrants (2022: 7,060,000) were outstanding.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

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

Public Warrants are listed and publicly traded in USD on the Nasdaq stock exchange (ticker: LILMW). Private Warrants share the same characteristics as Public Warrants and the same price has been used to calculate the fair value as described in note 29.

RDO & 2022 PIPE Warrants

As part of the RDO & 2022 PIPE transaction as described in note 21, the Company also entered into a warrant agreement dated November 18, 2022, (the “RDO & 2022 PIPE Warrants”) with each of the RDO & 2022 PIPE investors. The RDO & 2022 PIPE Warrants entitle each warrant holder to purchase 0.5 Class A share of the Company for US$1.30 per share with a minimum of the USD equivalent of the nominal value of €0.01 (2022: €0.12) per share. The total units of RDO Warrants and 2022 PIPE Warrants issued was 11,249,997 and 34,512,464 respectively.

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

The RDO & 2022 PIPE Warrants are exercisable for a four-year period at an exercise price of US$1.30 per share and contain customary anti-dilution adjustments, including adjustments in connection with the issuance of Class A shares at a price below US$1.30, subject to exceptions. Beginning on November 22, 2024, the Group can redeem the warrants for US$0.01 per share if the market price of the Class A shares is equal or exceeds US$2.60 per share as reported by Nasdaq, for at least twenty (20) trading days (whether or not consecutive) during a thirty (30) consecutive trading day period by giving at least twenty (20) trading days’ prior written notice to the registered holders of the warrants.

During the current period, the exercise price of the RDO & 2022 PIPE Warrants was reduced from US$1.30 per share to US$1.00 per share triggered by the issuance of the May 2023 Warrants and in line with the warrant agreement.

As of December 31, 2023, 11,249,997 (2022: 11,249,997) RDO Warrants and 34,512,464 (2022: 34,512,464) 2022 PIPE Warrants were outstanding.

May 2023 Warrants

In May 2023, the Group executed a Securities Purchase Agreement (the “2023 SPA”) to issue to Aceville (an affiliate of Tencent Holdings Limited, a major shareholder of Lilium N.V.) 184,210,526 warrants (the “May 2023 Warrants”) in a private placement to purchase one Class A share for an initial exercise price of US$1.00 per warrant. The maturity of the May 2023 Warrants is ten years from the date of issuance with an automatic five-year extension that can be waived by the Group subject to the consent of Aceville. On the closing date, Aceville has partially prefunded the aggregate exercise price of the May 2023 Warrants in an amount of US$100,000 thousand (the “Initial Funding Amount”) and also committed to prefund to the Group an additional US$75,000 thousand (the “Additional Funding Amount”) of the aggregate exercise price, contingent upon the Group securing US$75,000 thousand in additional funding from third parties. In July 2023, the Group satisfied the aforementioned condition by concluding the CMPO and 2023 PIPE (refer to note 21) and received the Additional Funding Amount.

Following the Group’s receipt of the Initial Funding Amount and the Additional Funding Amount, the May 2023 Warrants are exercisable at the remaining unpaid exercise price of US$0.05 per Class A share. Following the receipt of the Additional Funding Amount, Aceville has the right to cashless net settlement of remaining outstanding warrants.

At initial recognition, the Group recorded a derivative financial asset of €82,829 thousand, recognized as a contribution from shareholder in other capital reserves, as described in note 21.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

At the initial recognition date, the Group used a probability of receiving the Additional Funding Amount of 85% in the initial valuation of the May 2023 Warrants. If for each of the annual conditional probabilities of the Additional Funding Amount an absolute shift of +/- 10% would have been assumed, the impact to the initial fair value would have been (€7,706 thousand)/ €5,847 thousand.

During the year, 24,007,607 (2022: n/a) of the May 2023 Warrants were exercised. As of December 31, 2023, 160,202,919 (2022: n/a) May 2023 Warrants were outstanding.

2023 PIPE Warrants

As part of the 2023 PIPE transaction as described in note 21, each warrant holder is entitled to purchase a Class A share of the Company for US$2.00 per share.

The Group issued 8,036,528 warrants exercisable for an 18-month period from the date of issue. The 2023 PIPE Warrants contain customary anti-dilution adjustments, including adjustments in connection with the issuance of Class A shares at a price below US$1.00, subject to exceptions.

The table below shows the sensitivity analysis of the fair value for the 2023 PIPE Warrants at initial recognition:

	Absolute shift	Fair value	Effect on
in € thousand	in base volatility	of warrants	initial fair value
Base	—	(4,552)	—
Up	10%	(5,089)	(537)
Down	(10)%	(3,998)	554

25.Provisions

The movement in provisions during the year is as follows:

In € thousand	01/01/2023	Additions	Reversals	Utilization	Discount Effects	Foreign Exchange	12/31/2023
Asset retirement obligations	302	765	—	—	58	—	1,125
Post-employment benefits (note 26)	75	—	—	—	—	5	80
Record retention obligations	68	—	—	(9)	—	—	59
Total non-current provisions	445	765	—	(9)	58	5	1,264
Legal Claims	420	384	—	(662)	—	(54)	88
Severance payments	114	—	(97)	(17)	—	—	—
Other	196	107	(63)	(18)	—	1	223
Total current provisions	730	491	(160)	(697)	—	(53)	311

In € thousand	01/01/2022	Additions	Reversals	Utilization	Discount Effects	Foreign Exchange	12/31/2022
Asset retirement obligations	233	66	—	—	3	—	302
Post-employment benefits (note 26)	84	15	(24)	—	—	—	75
Record retention obligations	56	22	—	—	(10)	—	68
Total non-current provisions	373	103	(24)	—	(7)	—	445
Year-end audit	1,067	—	(1,067)	—	—	—	—
Legal Claims	—	426	—	(6)	—	—	420
Severance payments	619	—	(505)	—	—	—	114
Other	736	1,384	(701)	(1,223)	—	—	196
Total current provisions	2,422	1,810	(2,273)	(1,229)	—	—	730

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

In 2023 the accrual for the year end audit is presented in trade and other payables.

Legal claims relate to the expected legal fees in relation to US litigation proceedings. On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson and Barry Engle for purported violations of United States securities laws (the “Lawsuit”). The Lawsuit was filed in the U.S. District Court for the Central District of California, but was later transferred to the U.S. District Court for the Southern District of Florida. The Lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 23-CV-80232-Rosenberg/Reinhart. On March 10, 2023, the Lead Plaintiff filed an amended complaint, which Defendants moved to dismiss. On January 3, 2024, the court granted Defendants’ motion to dismiss but allowed the Lead Plaintiff to file a second amended complaint. On January 24, 2024, the Lead Plaintiff filed a second amended complaint, which Defendants have moved to dismiss. The Company’s management believes the claims are without merit and intend to vigorously defend this litigation. The Lawsuit is currently at a preliminary stage and Lilium cannot predict its outcome, so the Company therefore cannot determine the likelihood of loss or estimate a range of possible loss.

26.Post-Employment Benefits

Defined contribution plans

The Group participates in defined contribution plans in the UK and Germany that are funded through payments by employees and by the Group to funds administered by third parties.

The Group’s expenses for these plans were €569 thousand (2022: €635 thousand, 2021: €465 thousand). There are no liabilities (2022: nil) that are recognized in the Group’s balance sheet in respect of such plans along with regular prepayments and accruals of the contributions withheld from employees’ wages and salaries and of the Group’s contributions. Contributions totaling nil (2022: €1 thousand) were payable to the fund at the reporting date and are included in creditors.

Defined benefit plans

Corporate post-retirement benefits are provided by the Group to employees in Switzerland in accordance with local law through defined benefit plans, these employees make up a very small portion of the Groups total employees. Current pension arrangements for employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (‘BVG’). The Group’s pension plans are administered by separate legal foundations, which are funded by regular employee and company contributions. The final benefit is contribution based with certain guarantees regarding the benefits provided. Due to these guarantees, such Swiss pension plans are treated as defined benefit plans. In case the pension foundation becomes underfunded, the employer together with the employees can be obliged to refinance a plan until the funding level has reached 100% again. Such measures might include increasing employee and company contributions, lowering the interest rate on retirement account balances, reducing prospective benefits and a suspension of the early withdrawal facility. The Group in Switzerland is currently affiliated to a fully reinsured collective pension foundation which cannot become underfunded as all risks are reinsured with a life insurance company. However, the Group is exposed to certain refinancing risk in the future as the current affiliation contract can be cancelled or amended by both contractual parties.

The defined benefit obligation is €80 thousand (2022: €76 thousand) with €105 thousand (2022: €101 thousand, 2021: €117 thousand) recognized as an expense and €22 thousand (2022: €28 thousand, 2021: €162 thousand) as other comprehensive income during the year. Due to the size of the pension plan, the Swiss defined benefit plans will not have a material impact on the amount, timing or uncertainty of the Group’s future cash flows.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

27.Trade and other Payables

Trade and other payables are as follows:

In € thousand	12/31/2023	12/31/2022
Long-term accruals	3,362	3,483
Non-current trade and other payables	3,362	3,483
Trade payables	22,540	19,195
Accruals for outstanding invoices	22,061	14,463
Current trade and other payables	44,601	33,658
Total trade and other payables	47,963	37,141

Long-term accruals consist of non-recurring cost (NRC’s) arrangements with suppliers. These costs relate to industrialization at suppliers including research and development costs and development of tooling. The payment will be due upon delivery of future shipments or services.

28.Other Non-Financial Liabilities

Other non-financial liabilities are as follows:

In € thousand	12/31/2023	12/31/2022
Non-current other non-financial liabilities
Non-current contract liabilities	2,000	—
Total non-current other non-financial liabilities	2,000	—
Current other non-financial liabilities
Vacation accruals	2,010	2,474
Value added tax payables	—	—
Payroll tax and social security	2,816	3,497
Miscellaneous other current non-financial liabilities	1,883	2,596
Total current other non-financial liabilities	6,709	8,567
Total other non-financial liabilities	8,709	8,567

Payroll tax and social security mainly comprise of personnel-related taxes. Miscellaneous other non-financial liabilities mainly result from personnel-related liabilities.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

29.Financial Instruments

29.1Carrying Amounts and Fair Values

The following tables disclose the carrying amounts of each class of financial instruments together with its corresponding fair value and the aggregated carrying amount per category:

Financial instruments, analyzed by classes and categories

	12/31/2023
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	83,508	n/a
Fixed-term deposits	AC	111,498	n/a
Non-current security deposits	AC	3,350	3,276
Security deposits	AC	118	n/a
Investment in equity instrument	FVTPL	4,641	4,641
Total financial assets		203,115
Financial liabilities, by class
Non-current trade and other payables	AC	3,362	3,679
Current trade and other payables	AC	44,601	n/a
Non-current other financial liabilities	AC	17	17
Current other financial liabilities	AC	4	n/a
Warrants:
Level 1	FVTPL	1,832	1,832
Level 2	FVTPL	1,022	1,022
Level 3	FVTPL	202,159	202,159
Total financial liabilities		252,997

Carrying
Thereof aggregated to categories according to IFRS 9	amount
Financial assets measured at AC	198,474
Financial assets measured at FVTPL	4,641
Financial liabilities measured at FVTPL	205,013
Financial liabilities measured at AC	47,984

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments, analyzed by classes and categories

	12/31/2022
In € thousand	Category	Carrying amount	Fair value
Financial assets, by class
Cash and cash equivalents	AC	179,581	n/a
Fixed-term deposits	AC	19,987	n/a
Non-current security deposits	AC	3,386	3,265
Security deposits	AC	2,594	n/a
Investment in equity instrument	FVTPL	—	—
Total financial assets		205,548
Financial liabilities, by class
Non-current trade and other payables	AC	3,483	3,239
Current trade and other payables	AC	33,658	n/a
Non-current other liabilities	AC	21	21
Current other financial liabilities	AC	4	n/a
Warrants:
Level 1	FVTPL	1,162	1,162
Level 2	FVTPL	649	649
Level 3	FVTPL	24,456	24,456
Total financial liabilities		63,433

Carrying
Thereof aggregated to categories according to IFRS 9	amount
Financial assets measured at AC	205,548
Financial assets measured at FVTPL	—
Financial liabilities measured at FVTPL	26,267
Financial liabilities measured at AC	37,166

Financial assets and liabilities measured at AC

The fair value of current financial assets and liabilities are assumed to be equal to their carrying value.

Non-current financial assets measured at AC

The fair values of the non-current security deposits measured at AC are determined as the principal balance discounted using market-based credit risk adjusted interest rate curves that are applicable for the counterparties. The presented fair value is classified as level 2 on the fair value hierarchy.

Non-current financial liabilities measured at AC

The fair values of the non-current financial liabilities measured at AC are determined as expected cash flows discounted using market-based credit risk adjusted interest rate curves that are applicable for the Group and specific for the residual term of each financial instrument. The presented fair value is classified as level 3 on the fair value hierarchy due to the Group’s credit risk profile. This has no impact on the valuation as non-current financial liabilities were measured at AC.

Financial assets and liabilities measured at FVTPL

During the year there have been no transfers between different levels of the fair value hierarchy.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Investment in equity instrument measured at FVTPL

The fair value of the investment in equity instrument has been determined by considering the price of a recent market transaction close to the end of the financial year. Management considers this the best indicator of the fair value of the investment in equity instrument. Due to the instrument not being publicly traded, the investment in equity instrument has been classified as level 3 on the fair value hierarchy.

The effect of a 10% increase / (decrease) of the price of the recent market transaction on the financial result would be €464 thousand / (€464 thousand).

Reorganization Warrants measured at FVTPL

The Public Warrants are traded in an active market and are therefore classified as level 1 of the fair value hierarchy. The Private Warrants have been classified as level 2 of the fair value hierarchy as they are not traded on an open market, however as the Private Warrants have the same characteristics as the Public Warrants, the quoted price of the Public Warrants has been used to calculate their fair value (see note 4 on Warrants).

RDO & 2022 PIPE Warrants measured at FVTPL

The RDO & 2022 PIPE Warrants were classified as level 3 of the fair value hierarchy, due to the inputs used to determine the fair value of these warrants. The fair value has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing price of a Class A share as of December 31, 2023, expected stock price volatility for the expected term, term, risk-free rate, and dividend yield.

The expected stock price volatility was based on Lilium N.V. implied volatilities of 97% (December 31, 2022: 70%) which was derived from the price of LILMW. The term input used is equal to the initial 4 years from date of issuance of the RDO & 2022 PIPE Warrants, less the time since issuance. The risk-free interest rate is based on USD SOFR swap rates for a maturity equal to the remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The RDO & 2022 PIPE Warrants contain a strike price reduction clause that has not been explicitly modelled, since the indication of the triggering event was deemed remote at issuance and at the end of FY2022. As a result of the issuance of the May 2023 Warrants in May 2023, the anti-dilution clause of the RDO & 2022 PIPE Warrants was triggered and resulted in a reduction of the strike price of the RDO & 2022 PIPE Warrants from US$1.30 to US$1.00. Since the likelihood of future issuances of new warrants with a lower strike price is deemed to be very low, the clause was not explicitly modelled within the valuation model at the reporting date.

May 2023 Warrants measured at FVTPL

The May 2023 Warrants were classified as level 3 of the fair value hierarchy, due to the inputs used to determine the fair value of these warrants.

The May 2023 Warrants included an additional funding clause, which has been triggered as of July 2023, this allows for a net settlement option to be exercised. From a valuation perspective, the Warrants can be split into a forward component and an option component. The fair value of the forward component can be derived from the price of Lilium N.V. shares.

The fair value of the option component has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing price of a Class A share as of December 31, 2023, expected stock price volatility for the expected term, term, risk-free rate, and dividend yield.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The May 2023 Warrants’ volatility was based on Lilium N.V. implied volatilities which was derived from the price of LILMW and was adjusted to 87% to reflect a more established status of the Company and Class A shares at the long-term expiry. The term input used is equal to the initial 15 years, it has been assumed for the fair value calculation that the option to waive the automatic extension has not been taken by the Group, from date of issuance of the May 2023 Warrants, less the time since issuance. The risk-free interest rate is based on USD SOFR swap rates for a maturity equal to the remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

2023 PIPE Warrants measured at FVTPL

The 2023 PIPE Warrants were classified as level 3 of the fair value hierarchy, due to the inputs used to determine the fair value of these warrants. The fair value has been determined using a Monte Carlo simulation in a risk neutral framework. The primary inputs into the simulation included the following: closing price of a Class A share as of December 31, 2023, expected stock price volatility for the expected term, term, risk-free rate, and dividend yield. The expected stock price volatility was based on Lilium N.V. implied volatilities of 97% (December 31, 2022: 70%) which was derived from the price of LILMW. The term input used is equal to the initial 1.5 years from date of issuance of the 2023 PIPE Warrants, less the time since issuance. The risk-free interest rate is based on USD SOFR swap rates for a maturity equal to the remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The Group engages external, independent, valuation specialists to determine the fair value of the Group’s RDO & 2022 PIPE Warrants, May 2023 Warrants and 2023 PIPE Warrants. The Group has internal processes in place to review the qualifications of the valuation specialists and the results from the valuation.

The tables below show the sensitivity analysis for the RDO & 2022 PIPE Warrants, the May 2023 Warrants, and the 2023 PIPE Warrants (“Level 3 Warrants”):

December 31, 2023	Absolute shift	Fair Value	Effect on financial
in € thousand	in base volatility	of warrants	result
Base	—	(202,159)	—
Up	10%	(204,254)	(2,095)
Down	(10)%	(199,866)	2,293

December 31, 2022	Absolute shift	Fair Value	Effect on financial
in € thousand	in base volatility	of warrants	result
Base	—	(24,455)	—
Up	10%	(27,029)	(2,574)
Down	(10)%	(21,881)	2,575

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The movements in level 3 fair values are as follows:

	Equity		Over-allotment
In € thousand	instruments	Warrants	option
January 1, 2022	—	—	—
Initial recognition of RDO & 2022 PIPE Warrants	—	(34,550)	—
Unrealized gains/losses:	—	—	—
Change in fair value - Finance income	—	8,979	—
Changes in fair value - Finance expense	—	—	—
Foreign exchange effects - Finance income	—	1,116	—
Foreign exchange effects - Finance expense	—	—	—

December 31, 2022	—	(24,455)	—
Purchase of equity instrument	5,159	—	—
Initial recognition of May 2023 Warrants	—	82,829	—
Initial recognition of 2023 PIPE Warrants	—	(4,552)	—
Initial recognition of over-allotment option	—	—	(3,312)
Settlement of Initial Funding Amount on May 2023 Warrants	—	(91,811)	—
Settlement of Additional Funding Amount on May 2023 Warrants	—	(67,416)	—
Exercise of May 2023 Warrants	—	25,593	—
Realized gains/losses:	—	—	—
Changes in fair value - Finance income	—	—	3,346
Changes in fair value - Finance expense	—	(15,765)	—
Foreign exchange effects - Finance income	—	128	—
Foreign exchange effects - Finance expense	—	—	(34)
Unrealized gains/losses:	—	—	—
Changes in fair value - Finance income	—	2,599	—
Changes in fair value - Finance expense	(518)	(112,603)	—
Foreign exchange effects - Finance income	—	3,405	—
Foreign exchange effects - Finance expense	—	(111)	—
December 31, 2023	4,641	(202,159)	—

Net gains and losses of financial instruments

The net gains or losses for each of the financial instrument measurement categories were as follows:

2023	Subsequent measurement
		Foreign		Impairment
		exchange		losses net of	Total per
In € thousand	Interest	conversion	Fair value	reversal	category
Financial assets measured at AC	5,713	82	—	57	5,852
Financial liabilities measured at AC	(296)	(887)	—	—	(1,183)
Financial assets and liabilities measured at FVTPL	—	3,476	(124,070)	—	(120,594)
Total	5,417	2,671	(124,070)	57	(115,925)

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

2022	Subsequent measurement
		Foreign		Impairment
		exchange		losses net of	Total per
In € thousand	Interest	conversion	Fair value	reversal	category
Financial assets measured at AC	(412)	1,147	—	125	860
Financial liabilities measured at AC	(236)	(560)	—	—	(796)
Financial assets and liabilities measured at FVTPL	—	(508)	29,667	—	29,159
Total	(648)	79	29,667	125	29,223

2021	Subsequent measurement
		Foreign		Impairment
		exchange		losses net of	Total per
In € thousand	Interest	conversion	Fair value	reversal	category
Financial assets measured at AC	(364)	1,061	—	(260)	437
Financial liabilities measured at AC	(3,483)	(446)	—	—	(3,929)
Financial assets and liabilities measured at FVTPL	—	(1,018)	(3,327)	—	(4,345)
Total	(3,847)	(403)	(3,327)	(260)	(7,837)

The total interest income for financial assets that are not measured at FVTPL is €5,713 thousand (2022: €145 thousand; 2021: €5 thousand), while the total interest expense for these financial assets is nil (2022: €557 thousand; 2021: €369 thousand). The total interest expense for financial liabilities that are not measured at FVTPL is €296 thousand (2022: €236 thousand; 2021: €3,483 thousand).

29.2 Financial Instrument Risk Management Objectives and Policies

The Group is exposed to market risks (especially foreign exchange risk), liquidity risk and credit risk. The Group’s senior management oversees the management of these risks.

The CFO in combination with Treasury ensure on behalf of the Group’s senior management that the Group’s financial risk activities are governed by appropriate procedures and that financial risks are identified, measured and managed in accordance with the Group’s risk objectives. The Board of Directors reviews and agrees on procedures for managing each of these risks, which are summarized below.

Credit Risk

The following tables provide information about the maximum exposure to credit risk for all financial assets that are not measured at FVTPL and therefore are generally subject to the impairment regulations of IFRS 9. The tables present the gross carrying amounts by credit risk rating grade, equivalent to Standard & Poor’s (S&P) credit risk rating.

				12/31/2023
	Equivalent to
	external	Gross	Impairment
	credit rating	carrying	loss	Credit-
in € thousand	[S&P]	amount	allowance	impaired
Grades 1–6: Low risk	BBB- to AAA	198,552	(78)	No
Of which:
Cash and cash equivalents		83,512	(4)	No
Fixed-term deposits		111,559	(61)	No
Security deposits		3,481	(13)	No

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

				12/31/2022
	Equivalent to
	external	Gross	Impairment
	credit rating	carrying	loss	Credit-
in € thousand	[S&P]	amount	allowance	impaired
Grades 1–6: Low risk	BBB- to AAA	205,683	(135)	No
Of which:
Cash and cash equivalents		179,640	(59)	No
Fixed-term deposits		20,017	(30)	No
Security deposits		6,026	(46)	No

The tables below show the movement in the impairment loss allowance for the financial assets exposed to credit risks that are not measured at FVPTL:

	12/31/2022			12/31/2023
	Impairment loss	Reversals of	Additions to	Impairment loss
	allowance	expected	expected credit	allowance
in € thousand	brought forward	credit losses	losses	carried forward
Cash and Cash equivalents	(59)	56	(1)	(4)
Fixed-term deposits	(30)	30	(61)	(61)
Security deposits	(46)	33	—	(13)
Total	(135)	119	(62)	(78)

	12/31/2021			12/31/2022
	Impairment loss	Reversals of	Additions to	Impairment loss
	allowance	expected credit	expected credit	allowance carried
in € thousand	brought forward	losses	losses	forward
Cash and Cash equivalents	(3)	—	(56)	(59)
Fixed-term deposits	(256)	256	(30)	(30)
Security deposits	(1)	—	(45)	(46)
Total	(260)	256	(131)	(135)

The above financial assets are primarily held with reputable financial institutions with high credit ratings. As of December 31, 2023, 64% (2022: 52%) of the Group’s cash and cash equivalents and fixed - term deposits are held with a single financial institution. The Group regularly monitors its cash and cash equivalents and fixed-term deposits and takes corrective actions should it identify any possible changes in creditworthiness of these financial institutions.

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

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The following tables demonstrate the Group’s exposure to rate changes in foreign currency.

	USD	JPY	GBP	Total exposure
At December 31, 2023	(in € thousand)	(in € thousand)	(in € thousand)	(in € thousand)
Cash and cash equivalents	10,827	16	52	10,895
Non-current receivables from affiliated companies	119	—	715	834
Current receivables from affiliated companies	7,388	—	1,946	9,334
Non-current trade and other payables	—	—	—	—
Current trade and other payables	(13,345)	(5,842)	(121)	(19,308)
Non-current payables to affiliated companies	—	—	(757)	(757)
Current payables to affiliated companies	(2,863)	—	—	(2,863)
Warrants	(205,013)	—	—	(205,013)
	(202,887)	(5,826)	1,835	(206,878)

	USD	JPY	GBP	Total exposure
At December 31, 2022	(in € thousand)	(in € thousand)	(in € thousand)	(in € thousand)
Cash and cash equivalents	17,927	—	—	17,927
Non-current receivables from affiliated companies	5,424	—	6,369	11,793
Current receivables from affiliated companies	2,158	—	3,793	5,951
Non-current trade and other payables	(2,885)	(901)	—	(3,786)
Current trade and other payables	(7,097)	—	(138)	(7,235)
Current payables to affiliated companies	(8,358)	—	(10,107)	(18,465)
Warrants	(26,267)	—	—	(26,267)
	(19,098)	(901)	(83)	(20,082)

The Group manages foreign currency risk on future cash flows by closely monitoring the forecast exposure and ensuring sufficient foreign currency is held to meet foreign currency obligations as they fall due.

The following tables demonstrate the sensitivity of the Group to a reasonably possible appreciation and depreciation of the foreign exchange rates consisting of USD, GBP, and JPY towards the EUR by 10%, with all other variables held constant. The impact on the Group’s profit or loss before tax is due to changes in the carrying amount of monetary assets and liabilities as of year-end:

As of December 31, 2023
	Effect of EUR appreciation on	Effect of EUR depreciation on
	profit before tax	profit before tax
Currency	(in € thousand)	(in € thousand)
USD	19,331	(23,523)
GBP	208	(210)
JPY	530	(647)

As of December 31, 2022
	Effect of EUR appreciation on	Effect of EUR depreciation on profit
	profit before tax	before tax
Currency	(in € thousand)	(in € thousand)
USD	1,736	(2,122)
GBP	8	(9)
JPY	82	(100)

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risks from financial instruments can in general arise in connection with financial liabilities. Our cash equivalents and investment portfolio can also be subject to market risk due to changes in interest rates. Banks are adjusting the interest rate depending on changes of the respective reference rates set by central banks. The carrying value of variable interest-bearing cash at banks is €45,793 thousand (2022: €82,128 thousand). A hypothetical reasonable increase / decrease of 50 basis points (2022: 50 basis points) in interest rates would have an effect on the Group’s consolidated financial statements of €229 thousand / (€229 thousand) (2022: €411 thousand / (€411 thousand)) arising from cash at banks. A change in interest rates would further affect the fair value of fixed-term deposits held. As the fixed-term deposits are measured at AC, this does not lead to an impact on the consolidated financial statements.

Other Price Risk

The Group holds financial assets and liabilities that are exposed to changes in value derived from changes in various share prices.

The Group recognizes liabilities of €205,013 thousand (2022: €26,267 thousand) to settle 233,711 thousand warrants as at December 31, 2023 (2022: 65,472 thousand) (Please refer to note 24).

The value of the Reorganization Warrants is based on the publicly traded price of the Public Warrants (ticker: LILMW). A reasonably possible increase or decrease in the warrant price by 10%, with all other variables held constant, would have led to a (decrease) / increase in financial result of (€285 thousand) / €285 thousand (2022: (€181 thousand) / €181 thousand).

The value of the RDO & 2022 PIPE Warrants, May 2023 Warrants and 2023 PIPE Warrants are estimated from a Monte-Carlo simulation in a risk-neutral framework with its key parameters include the risk-free rate, volatility, and the closing stock price of Lilium N.V.’s publicly traded Class A share. An increase or decrease in the stock price of Lilium N.V.’s Class A shares by 10% would have led to a (decrease) / increase of financial result of (€21,507 thousand) / €21,324 thousand (2022: (€3,861 thousand) / €3,432 thousand).

The Group recognizes an investment in an equity instrument. The value of the instrument has been determined to be €4,641 thousand (2022: n/a) by considering the price of a recent market transaction close to the end of the financial year. The sensitivity of the value to changes in the market price is disclosed in note 29.1.

The Group monitors other price risks and takes corrective action when negative impacts on business objectives are identified.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its obligations associated with its financial liabilities as they fall due. The Group is expanding very rapidly which results in increasingly stringent requirements regarding the corporate planning for budgeting and procuring of financial resources in such a way that the development program of the Lilium Jet is not delayed. Consequently, the continuation of development is based on the Group’s ability to raise financing from investors in the form of financing rounds, and ability to raise funds from other sources, such as grants and pre-delivery payments. The Group aims for sufficient supply of liquidity to settle financial liabilities that are due for payment through regular cash flow forecasting. Liquidity is evaluated and maintained using forecasts based on fixed planning horizons covering several months and through the cash and cash equivalent balances that are available.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

The following table provides details of the (undiscounted) cash outflows of financial liabilities (including interest payments). Note that the Group expects to settle the Warrants in own equity instruments.

				12/31/2023
				2029 and
in € thousand	2024	2025	2026 to 2028	thereafter
Lease liabilities	3,460	3,394	5,433	—
Trade and other payables	44,601	1,301	3,617	—

				12/31/2022
				2028 and
in € thousand	2023	2024	2025 to 2027	thereafter
Lease liabilities	2,970	2,457	6,463	—
Trade and other payables	33,658	1,974	2,770	—

Capital Management

For the purpose of the Group’s capital management, capital includes all share capital and other equity reserves attributable to the equity holders. The primary objectives of capital management are to support operating activities and maximize the shareholder value through investment in the development activities of the Group.

Based on the ongoing development of the Lilium Jet, the Group continue to rely substantially on equity funding by its shareholders, debt financing, PDPs, and grants. The Group’s finance department reviews the total amount of cash of the Group on a monthly basis. As part of this review, management considers the total cash and cash equivalents, the cash outflow, currency translation differences and funding activities. The Group monitors cash using a burn rate. The cash burn rate is defined as the average monthly operational net cash flow.

The Group is not subject to externally imposed capital requirements. The objectives of the Group’s capital management were achieved in the reporting year. No changes were made in the objectives, policies or processes for managing cash during the years ended December 31, 2023 and 2022.

29.3 Reconciliation of Changes in Liabilities arising from Financing Activities

			Over-allotment
In € thousand	Lease liabilities	Warrants	option	Total
Statement of Financial Position as of December 31, 2022	10,969	26,267	—	37,236
Principal elements of lease payments	(3,425)	—	—	(3,425)
Interest paid	(604)	—	—	(604)
Settlement of Initial Funding Amount on May 2023 Warrants	—	91,811	—	91,811
Settlement of Additional Funding Amount on May 2023 Warrants	—	67,416	—	67,416
Proceeds from issue of 2023 PIPE Warrants	—	4,552	—	4,552
Proceeds from issue of over-allotment option	—	—	3,312	3,312
Change in the cash flow from financing activities 2023	(4,029)	163,779	3,312	163,062
Additions to lease liabilities due to new lease contracts	3,625	—	—	3,625
Initial recognition of May 2023 Warrants	—	(82,829)	—	(78,277)
Fair value changes	—	126,899	(3,346)	123,553
Effects of foreign exchange conversion	—	(3,510)	34	(3,476)
Exercised May 2023 Warrants	—	(25,593)	—	(25,293)
Interest expenses	602	—	—	602
Statement of Financial Position as of December 31, 2023	11,167	205,013	—	216,180

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

	Lease		Over-allotment
In € thousand	liabilities	Warrants	option	Total
Statement of Financial Position as of December 31, 2021	11,823	21,405	—	33,228
Principal elements of lease payments	(2,720)	—	—	(2,720)
Interest paid	(443)	—	—	(443)
Change in the cash flow from financing activities 2022	(3,163)	—	—	(3,163)
Additions to lease liabilities due to new lease contracts	1,873	—	—	1,873
Additions to warrants	—	34,550	—	34,550
Fair value changes	—	(30,196)	—	(30,196)
Effects of foreign exchange conversion	—	508	—	508
Interest expenses	436	—	—	436
Statement of Financial Position as of December 31, 2022	10,969	26,267	—	37,236

30.Commitments and Contingencies

The Group has no lease contracts that have not yet commenced as at December 31, 2023. The Group had various lease contracts not yet commenced as of December 31, 2022. The future lease payments for these lease contracts as of December 31, 2022 were €400 thousand within one year, €1,601 thousand between one and five years and nil thereafter.

The Group has commitments under operating contracts. The future payments for the operating contracts are €82,690 thousand (2022: €73,779 thousand) within one year, €100,805 thousand (2022: €100,177 thousand) between one and five years and €194 thousand (2022: €18,558 thousand) thereafter.

Further, the Group has commitments of €5,376 thousand (2022: €5,016 thousand) to acquire items of property, plant & equipment and commitments of €3 thousand (2022: €4,344 thousand) to acquire items of intangible assets.

The Group is required to issue, subject to the execution of definitive agreements, Azul Additional Warrants, which are expected to vest in three tranches upon achieving certain performance and market conditions. Please refer to the Strategic Collaboration Agreement with Azul in note 22.

On April 18, 2022, a putative class action was filed against Lilium N.V., Daniel Wiegand, Geoffrey Richardson and Barry Engle for purported violations of United States securities laws (the “Lawsuit”). The Lawsuit was filed in the U.S. District Court for the Central District of California, but was later transferred to the U.S. District Court for the Southern District of Florida. The Lawsuit is presently captioned as: Maniraj Ashirwad Gnanaraj v. Lilium N.V. et al., 23-CV-80232- Rosenberg/Reinhart. On March 10, 2023, the Lead Plaintiff filed an amended complaint, which Defendants moved to dismiss. On January 3, 2024, the court granted Defendants’ motion to dismiss but allowed the Lead Plaintiff to file a second amended complaint. On January 24, 2024, the Lead Plaintiff filed a second amended complaint, which Defendants have moved to dismiss. The Company’s management believes the claims are without merit and intend to vigorously defend this litigation. The Lawsuit is currently at a preliminary stage and Lilium cannot predict its outcome, so the Company therefore cannot determine the likelihood of loss or estimate a range of possible loss.

In November 2022, the Group entered into a success fee arrangement with an entity controlled by a former member of key management personnel shortly after cessation of employment, in which the Company will pay a percentage of future fundraising up to a cap of US$9,900 thousand. During the year, €906 thousand (2022: nil) was paid out in relation to successful fundraising, and the contract expired with no further payments due.

In 2023, the Group entered into a success fee arrangement with a third-party entity (the “Provider”) with a contractual term of 12 months until December 2024. In the event of any fundraising transaction during the contractual term with a party defined in the success fee arrangement, Lilium must pay the Provider a percentage of the gross proceeds as a success fee. The arrangement also includes a retainer payment, of which €181 thousand remains committed as of December 31, 2023.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

31.Related Party Disclosures

The Group has no parent and no ultimate controlling party. Furthermore, the management holds shares.

	Shares (in thousand units)		Ownership Interest (%)
Function	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Key management	32,703	28,302	6.2%	7.2%
Other related parties	152,686	128,679	29.0%	32.7%
Total	185,389	156,981	35.2%	39.9%

2022 PIPE participation

Members of key management personnel and other related parties participated in the 2022 PIPE transaction described in note 21. The related parties contributed €15,461 thousand in exchange for 12,192,306 shares and 6,096,151 warrants, acquiring additional beneficial ownership of 3.1% based on outstanding shares after the transaction.

May 2023 Warrants

In May 2023, the Group executed a Securities Purchase Agreement (the “2023 SPA”) to issue to Aceville warrants to purchase up to 184,210,526 Class A shares (the “May 2023 Warrants”) for an initial exercise price of US$1.00 per share. On the closing date, Aceville has partially prefunded the aggregate exercise price of the May 2023 Warrants in an amount of US$100,000 thousand (the “Initial Funding Amount”) and also committed to prefund to the Group an additional US$75,000 thousand (the “Additional Funding Amount”) of the aggregate exercise price, contingent upon the Group securing US$75,000 thousand in additional funding from third parties. In July 2023, the Group satisfied the aforementioned condition and received the Additional Funding Amount. Details of the May 2023 Warrants are disclosed in note 24.

The initial valuation resulted in a derivative financial asset of €82,829 thousand. Management have concluded that the financial asset represents an equity contribution from Tencent Holdings Limited, resulting in an increase of €82,829 thousand in other capital reserves.

During the year 24,007,607 Class A shares were issued upon exercise of May 2023 Warrants. Proceeds of €1,091 thousand were received from the payment of the strike price of US$0.05 per share. The receipt of the strike price and the conversion of the remaining warrant liability (note 24) to equity resulted in an increase of €2,453 thousand in subscribed capital and €24,231 thousand in share premium.

2023 PIPE participation

Members of key management personnel and other related parties participated in the 2023 PIPE transaction described in note 21. The related parties contributed €2,142 thousand in exchange for 1,838,459 shares and 459,612 warrants, acquiring additional beneficial ownership of 0.4% based on outstanding shares after the transaction.

Subsidiaries

Interests in subsidiaries are set out in note 2.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Transactions with Key Management

Key management personnel have been defined as the members of the Board of Directors and Senior Leadership Team of Lilium.

The annual remuneration and related compensation costs recognized as expense during the reporting period is comprised of the following:

In € thousand	2023	2022
Short-term employee benefits	2,889	4,657
Termination remuneration	—	52
Post-employment benefits	84	45
Share-based payment remuneration	10,630	7,364
Success fees and JSOP	—	(4,568)
Total	13,603	7,550

During the year €298 thousand (2022: €320 thousand) were recognized as expense for cash remuneration of the board members of Lilium N.V.

Short-term benefits

Short-term benefits include salaries, bonuses and other benefits such as medical, death and disability coverage, company car and other usual facilities as applicable.

Share-based payment remuneration

The share-based payment remuneration represents the compensation cost of the equity-settled award schemes operated by Lilium during the period. Refer to note 22.

During the year, 7,925 thousand (2022: 3,557 thousand) awards were granted to key management personnel. Further, 2,623 thousand (2022: 1,872 thousand) awards were exercised, and 3,878 thousand (2022: 6,553 thousand) awards were forfeited. As of December 31, 2023, 14,153 thousand (2022: 12,437 thousand) awards were held by key management personnel, including awards that were granted before certain individuals were members of key management personnel.

Success fees and JSOP

JSOP and bonus

Success fee remuneration included the creation of the Joint Stock Ownership Plan (Stichting JSOP) and the bonus issued to one former member of key management personnel (refer to note 22). An amount of €1,003 thousand for the bonus was fully settled during the current year. As of December 31, 2023, the liability is nil (2022: €1,003 thousand) and the JSOP and bonus are now closed.

Success fees and related arrangements with related parties

In November 2022, the success fee award for one member of key management personnel was replaced with a cash bonus agreement conditional on certain liquidity targets being met during the period which resulted in a payment in December 2022. Subsequently, in December 2022 the member signed a separation agreement with the Group and the liquidity bonus was terminated.

In November 2022, a success fee arrangement was cancelled upon the recipient leaving the employment of Lilium. A new arrangement was signed with an entity controlled by the former member of key management personnel shortly after cessation of employment, in which Lilium would pay a percentage of some future fundraising up to a cap of US $9.9m. During 2023 an amount of €906 thousand (2022: nil) was recognized in general & administrative expenses in relation to this agreement. As of December 31, 2023, the agreement has expired, and no further amounts are owed.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

During the year Lilium made total cash payments of €906 thousand (2022: €2,457 thousand) to related parties in relation to success fees and related arrangements.

Other transactions with Key Management Personnel

The following transactions occurred with entities controlled or significantly influenced by members of key management personnel:

(in € thousand)	2023	2022
Research and development expenses	2	17
General and administration expenses	46	—
Selling expenses	—	289
Finance income	—	7
Finance expenses	—	6
Purchase of property, plant and equipment	19	24

Lilium have committed to indemnification agreements for several of its directors and executive officers of the Group in relation to any possible claims, suits or proceedings arising from their service to Lilium.

As of December 31, 2023 the Group recognized €46 thousand (2022: €20 thousand) in current trade and other payables, nil (2022: €149 thousand) in non-current trade and other payables, and prepaid expenses of nil (2022: €1 thousand) in non-financial assets in relation to transactions with entities controlled or significantly influenced by members of key management personnel.

As of December 31, 2023, the Group had non-cancelable commitments of €226 thousand (2022: nil) with entities controlled by Key Management Personnel.

A member of key management personnel returned 350,000 (2022: 950,000) Lilium N.V. Class B shares in exchange for 350,000 (2022: 950,000) Class A shares in 2023, described in note 21. No further consideration was paid under the transactions.

Transactions with other related parties

Investment in joint venture

In June 2021, the Group closed a licensing agreement for the use of Ionblox’s intellectual property, to be paid as a royalty rate on battery capacity manufactured for the Lilium Jet. The licensing agreement stipulates a minimum fee to be paid from 2026 onward for use of Ionblox’s battery technology. In the same month, the Group signed an amendment to an existing Development agreement with Ionblox, extending an exclusivity period for the use of Ionblox’s licensed technology.

During the year ended December 31, 2023, the Group recognized €254 thousand (2022: €1,323 thousand) in research and development expenses under the existing Development agreement with Ionblox. As of December 31, 2023, a balance of €22 thousand (2022: €1,226 thousand) is held in trade and other payables.

As of December 31, 2023, the Group has a non-cancelable commitment of €7,240 thousand (2022: €7,702 thousand) on the Development agreement. Further, the Group has committed to capital expenditure of €3,526 thousand (2022: nil) with Ionblox.

Lilium Group
IFRS CONSOLIDATED FINANCIAL STATEMENTS

Transactions with shareholders

Cloud subscription

In 2021, the Group entered into a non-cancelable purchase obligation for a cloud subscription with a shareholder (which provides advanced data analytics capability), including support services, updates and related professional services, for €42,433 thousand ($50,000 thousand) payable in incremental annual installments over five years. The agreement was revised in 2023 with a fee reduction of €1,810 thousand ($2,000 thousand) which would be allocated to the remaining years. Additionally, during the same year in 2023 the Group also agreed to a fee increase of €205 thousand ($227 thousand). The shareholder has no significant influence over the Group.

During the year, the Group recognized €8,895 thousand (2022: €13,527 thousand) in General and Administration expenses for the services rendered. During the year, the Group issued 9,672,897 Class A shares to settle a total amount of €9,389 thousand on the contract.

In November 2022, the Group entered into a contract to increase the scope of services delivered by €4,558 thousand ($4,500 thousand). During 2023 the Group settled the balance by issuing 3,101,523 Class A shares as disclosed in note 22.

As of December 31, 2023, the Group has remaining commitments under the contract of €18,846 thousand (2022: €26,894 thousand).

32.Events after the Reporting Period

There were no material adjusting or non-adjusting subsequent events after December 31, 2023.